Form 20-F
period 2023-12-31
TELEFONICA S A
filed 2024-02-23
CIK 814052

As filed with the Securities and Exchange Commission on February 23, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
____________________________________

Washington, D.C. 20549
____________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
____________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, nominal value 1.00 euro per share*	TEF*	New York Stock Exchange*
American Depositary Shares, each representing one Ordinary Share	TEF	New York Stock Exchange
Guarantee ** by Telefónica, S.A. of the following, each of Telefónica Emisiones, S.A.U.
Fixed Rate Senior Notes Due 2027	TEF/27	New York Stock Exchange
Fixed Rate Senior Notes Due 2036	TEF/36	New York Stock Exchange
Fixed Rate Senior Notes Due 2038	TEF/38	New York Stock Exchange
Fixed Rate Senior Notes Due 2047	TEF/47	New York Stock Exchange
Fixed Rate Senior Notes Due 2048	TEF/48	New York Stock Exchange
Fixed Rate Senior Notes Due 2049	TEF/49	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**	Not for trading, but only in connection with the listing of the Fixed Rate Senior Notes Due 2027; Fixed Rate Senior Notes Due 2036; Fixed Rate Senior Notes Due 2038; Fixed Rate Senior Notes Due 2047; Fixed Rate Senior Notes Due 2048; and Fixed Rate Senior Notes Due 2049; each of Telefónica Emisiones, S.A.U.

____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
____________________________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________________________
The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2023 was:
Ordinary Shares, nominal value 1.00 euro per share: 5,750,458,145
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
Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:
•changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect our business, financial condition, results of operations, cash flows and/or the performance of some or all of our financial indicators, including as a result of the evolution of increasing trade or geopolitical tensions in certain parts of the world, including as a result of the Russia-Ukraine and Israel-Hamas armed conflicts, inflation, the pace of monetary stimulus withdrawal and interest-rate hikes, worsening of fiscal sustainability in some European countries, economic and political uncertainties in Spain, the impact of Brexit or the COVID-19 pandemic;
•compliance with data privacy regulations and the impact of our or third parties' failure to comply with any such regulations, including liability for any loss, transfer or inappropriate modification of customer data or general public data stored on our servers or transmitted through our networks;
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
•any failure to attract and retain technology talent sufficient to ensure we are able to execute our strategic plan and remain competitive;
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
"FTTH" or Fiber to the Home is a telecommunications technology that consists of the use of fiber optic cabling and optical distribution systems for the provision of Internet services and IPTV to homes, businesses and companies.
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
"Mb" means Megabytes.
"Mbps" means Megabytes per second.
"MHz" means megahertz.
"MMS" or "Multimedia Messaging Service" is a standard messaging system allowing mobile phones to send and receive multimedia content, including sound, video and photos.
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
"p.p." means percentage points.
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

Voice traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.
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
Our consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this Annual Report, including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I
Item 1. Identity of Directors, Senior Management and Advisors
A. Directors and Senior Management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 4. Information on the Company—Business Overview” and the Consolidated Financial Statements. The consolidated income statements and the consolidated statements of cash flows data for the years ended December 31, 2023, 2022 and 2021 and the consolidated statements of financial position data as of December 31, 2023 and 2022 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements. The consolidated income statements and the consolidated statements of cash flows data for the years ended December 31, 2020 and 2019 and the consolidated statements of financial position data as of December 31, 2021, 2020 and 2019 are not included in the Consolidated Financial Statements, and they instead are derived from the last year Annual Report on Form 20-F filed by us.
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2019	2020	2021	2022	2023
Consolidated Income Statements Data
Revenues	48,422	43,076	39,277	39,993	40,652
Other income	2,842	1,587	12,673	2,065	1,541
Supplies	(13,635)	(13,014)	(12,258)	(12,941)	(13,298)
Personnel expenses	(8,066)	(5,280)	(6,733)	(5,524)	(7,207)
Other expenses	(14,444)	(12,871)	(10,976)	(10,741)	(10,298)
Depreciation and amortization	(10,582)	(9,359)	(8,397)	(8,796)	(8,797)
OPERATING INCOME	4,537	4,139	13,586	4,056	2,593
Share of (loss) income of investments accounted for by the equity method	13	2	(127)	217	(2,162)
Net finance expense	(1,953)	(1,740)	(1,414)	(1,227)	(1,915)
Net exchange differences	121	182	50	(86)	11
Net financial expense	(1,832)	(1,558)	(1,364)	(1,313)	(1,904)
(LOSS) PROFIT BEFORE TAX	2,718	2,583	12,095	2,960	(1,473)
Corporate income tax	(1,054)	(626)	(1,378)	(641)	899
(LOSS) PROFIT FOR THE YEAR	1,664	1,957	10,717	2,319	(574)
Attributable to equity holders of the parent	1,142	1,582	8,137	2,011	(892)
Attributable to non-controlling interests	522	375	2,580	308	318

Other Data
Weighted average number of shares-Basic (thousands)(1)	5,933,094	5,952,695	5,864,070	5,740,105	5,668,142
Basic (loss) earnings per share attributable to equity holders of the parent (euro)(1)	0.14	0.22	1.34	0.31	(0.20)
Diluted (loss) earnings per share attributable to equity holders of the parent (euro)(1)	0.14	0.22	1.34	0.31	(0.20)
Basic (loss) earnings per ADS (euro)(1)	0.14	0.22	1.34	0.31	(0.20)
Diluted (loss) earnings per ADS (euro)(1)	0.14	0.22	1.34	0.31	(0.20)
Weighted average number of ADS-Basic (thousands)(1)	5,933,094	5,952,695	5,864,070	5,740,105	5,668,142
Dividends per ordinary share (cash and scrip) (€)	0.40	0.40	0.35	0.30	0.30
Dividends per ordinary share (cash and scrip) ($)(2)	0.45	0.47	0.41	0.31	0.33

Consolidated Statements of Financial Position Data
Cash and cash equivalents	6,042	5,604	8,580	7,245	7,151
Property, plant and equipment	32,228	23,769	22,725	23,714	22,944
Total assets	118,877	105,051	109,213	109,642	104,324
Non-current liabilities	63,236	58,674	55,034	54,834	53,829
Equity	25,450	18,260	28,684	31,708	27,096
Capital stock	5,192	5,526	5,779	5,775	5,750

Consolidated Statements of Cash Flows Data
Net cash provided by operating activities	15,022	13,196	10,268	11,763	11,649
Net cash from (used in) investing activities	(5,641)	(7,790)	5,896	(5,327)	(4,286)
Net cash used in financing activities	(9,021)	(5,438)	(12,990)	(7,925)	(7,186)
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
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The Telefónica Group’s business is affected by a series of risk factors that affect exclusively the Group, as well as a series of factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, that could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the rest of this Annual Report.
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
The Telefónica Group, taking into account the global risks identified by the World Economic Forum, as well as the increase in legal information requirements and the expectations of stakeholders in this area, monitors risks directly related to sustainability, as well as other risks with potential impact on ESG, highlighting those most relevant in the context of Telefónica's operations, including the adaptation to ESG expectations and information requirements and climate change.
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
The reinforcement of competitors, the entry of new competitors (such as telecommunication companies or providers of OTT Services), or the merger of operators in certain markets (for example, market consolidation following potential mergers of mobile operators Vodafone UK and Three UK in the United Kingdom and Orange and Más Móvil in Spain), may affect Telefónica’s competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru, Mexico and Argentina, where there is one or more of new operators entering the market, aggressive customer acquisition offers and competition in network and 5G deployment, can affect the competitive position and the efficiency of Telefónica’s operations.
Regarding digital services, the speed of technological evolution and changes in demand favoring the appearance of new competitors in the market specializing in certain segments, and that have agile business models, can pose a threat for the business model of the Telefónica Group.
If Telefónica is not able to successfully face these challenges, by ensuring a supply of cutting-edge technology products and services and maintaining its competitiveness against current or future competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, use of spectrum, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations, it may suffer consequences such as fines or other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
In addition, the Telefónica Group requires sufficient appropriate spectrum to offer its services. The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses. While Telefónica considers its current spectrum capacity to be sufficient in all the regions in which Telefónica operates, the Group's failure to retain or obtain sufficient or appropriate spectrum capacity in these jurisdictions in the future, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
Any of the foregoing, as well as the additional matters addressed below, could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
In Spain, the Ministry of Economic Affairs and Digital Transformation approved in June 2023 a modification to the National Frequency Allocation Table ("CNFA"), allowing for the possibility of making available 450 MHz of the 26 GHz spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.
In the UK, the Office of Communications ("Ofcom") continues to make consultations on the opening of access to the 26 GHz and 40 GHz bands for mobile use. Ofcom has confirmed that it does not intend to auction this spectrum until a decision is made on the proposed merger between Vodafone UK and Three UK. The current consultation is focused on award design.
In Latin America, the following 5G auction processes are expected in 2024: (i) in Chile, in October 2023, Subtel announced a second 5G auction process to assign 50MHz of spectrum in the 3400 – 3600 MHz band. The assignment of spectrum is expected for the first half of 2024; and (ii) in Peru, with regards to 5G and the auction for additional 3.5 GHz band spectrum, the government has announced that it will commission the Peruvian Private Investment Promotion Agency to conduct the auction and, in parallel, the refarming of this spectrum band will be carried out. Nevertheless, on September 20, 2023, after an employee presented a false document regarding his academic degree, Telefónica del Perú was disqualified following a decision of the government procurement supervisor (OSCE), from contracting with the Peruvian state for a period of 36 months, meaning it cannot request concessions for spectrum or participate as a contractor or subcontractor in any government tender process. However, Telefónica del Perú has concessions for the provision of public telecommunications services and 4G and

5G spectrum (including in the same 3.5 GHz band, but obtained in a previous auction) with validity that exceeds the disqualification period. In addition, this disqualification does not affect the renewals of Telefónica del Perú licenses. Telefónica del Perú has initiated legal actions against the sanction resolution, and the aforementioned employee was fired and criminally prosecuted, before any participation in the execution of the public contract.
Existing licenses: renewal processes and modification of conditions for operating services.
In Spain, and in accordance with Law 11/2022, of June 28, on General Telecommunications, Telefónica requested the Administration to extend the duration of its spectrum licenses up to a maximum of 40 years, which means an extension of up to ten additional years. If this extension does not take place, the first set of licenses will expire in 2030. In this context, the Ministry of Economic Affairs and Digital Transformation has launched a public consultation on the modification of current spectrum licenses of Telefónica and other operators. The final decision could be adopted in the second quarter of 2024.
In Germany, in the allocation procedure for the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025, the Bundesnetzagentur (“BNetzA”) published the consultation paper "Demand update and framework conditions for a transitional decision" (framework conditions). The framework conditions are based on the BNetzA's position paper from September 2022 and the comments received thereon. The framework conditions provide for the existing frequency usage rights in the above-mentioned frequency ranges, which expire at the end of 2025, to be extended for a transitional period of five years in an initial action plan. The BNetzA intends to make a decision about frequency provision in 2024. As part of a second set of actions, a larger procedural framework is to be established for utilization from 2031 onwards, including with respect to rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years. A decision on this set of actions is planned for 2028.
In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee set after a fixed period (usually 20 years) from the initial auction. In 2033, after this mentioned fixed period, Ofcom will set spectrum fees for 800 MHz and 2.6 Ghz bands. VMO2 currently holds spectrum in both of these bands.
With respect to Latin America:
In Brazil, the Agencia Nacional de Telecomunicações (“ANATEL”) approved on February 8, 2021, Resolution 741/2021 which sets the Regulation for the Adaptation of Fixed Commuted Telephony Service (“STFC”) concessions. ANATEL has presented an estimated value for calculating the migration balancing from the concession to the authorization regime, which on March 22, 2023 was validated by the Federal Court of Accounts (the “TCU”). However, the TCU requires ANATEL to consider the market value for the valuation of reversible assets. On July 24, 2023, ANATEL presented a balance of the estimated economic value based on the determinations of TCU. The value of the balance must be evaluated by Telefonica Brazil within 120 days. However, with the possibility of an agreement between ANATEL and Telefónica Brazil on the controversies present in arbitration and migration, ANATEL agreed with the request to suspend the aforementioned period of 120 days and sent to the TCU the Request for a Consensual Solution for the resolution of existing conflicts between ANATEL and Telefónica Brazil. The TCU’s deliberation on the admissibility of the Request for a Consensual Solution is still ongoing. If the Request is accepted by the TCU, the TCU will establish a Commission that will have a maximum of 120 days to reach a consensus. After that, final approval by the TCU may take up to 90 days. There is a risk of not achieving success in the Consensual Solution and agreement between the parties regarding the migration calculation resulting in the right of Telefónica Brazil to hold the STFC concession until December 31, 2025.
In addition, Resolution 744/2021 of April 8, 2021 (the “Continuity Regulation”) establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the granting authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In relation to the process that is being carried out before the TCU, the technical area of the Court proposed the revision of the Continuity Regulation's terms so that it provides for the reversion, to the concessionaires, of the assets used in the provision of STFC. This proposal is still subject to deliberation by the Plenary of the TCU. Nevertheless, the TCU minister ordered the suspension of the process. ANATEL agreed to extend the currently existing 850MHz band authorizations until November 2028, and the 900/1800 MHz in Minas Gerais (except sector 3) until December 2032, provided the relevant legal and regulatory requirements were met. Additionally, pursuant to Resolution n° 757/2022, ANATEL intends to carry out, respectively, a refarming action consisting of the promotion of changes in the channel arrangements of the 850 MHz (2028) and 900/1800 MHz (2032) subbands. Certain specific requirements imposed for these renewals, including those related to the valuation criteria and obligations, are still under review by the TCU.
In Peru, an arbitration process was started by Telefónica del Perú, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica del Perú. The award recognizes that the methodology applied to assess compliance with the concession obligations in the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, has initiated a new evaluation of our request of renewal of these concessions for the period 2027-2032. In any case, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, on June 1, 2023, Telefonica Colombia submitted a renewal request for 30 MHz of spectrum in the AWS band that expired in December 2023. Additionally, in September 2023, the company has initiated the licenses renewal process of 25 MHz in the 850 MHz band and 15 MHz licenses in the 1900 MHz band that will expire in March 2024. Regulation in Colombia allows for the usage of spectrum without any restrictions until the final conditions for renewal are agreed.
In Argentina, in connection with the Decree of Necessity and Urgency 690/2020 (“DNU 690/2020”), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica Argentina”) filed a lawsuit against the Argentine State, in relation to a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. These contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be “public services” and that prices will be regulated by the Argentine State, substantially modified the legal status of those contracts, affecting the compliance with their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit was rejected in September 2021 and Telefónica Argentina appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1º, 2º, 3º, 5º and 6º of DNU 690/2020 and Resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended for six months or until the final decision was adopted. On June 10, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for an additional six months in Telefónica's favor. On December 27, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for another six months in Telefónica's favor. In August 2023, the precautionary measure was further extended for six months. During any such suspension, Telefónica Argentina will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.
In Ecuador, a concession contract that authorizes the provision of telecommunication services by Telefónica and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band), which was valid until November 2023, was extended for an additional 10 months under the same conditions as the original contract through an addendum. The renewal negotiation is ongoing to extend the licenses for a longer period, but at the end of 2023, the renewal negotiation process was again suspended by the Telecommunications Regulation and Control Agency (ARCOTEL) for up to 120 days.
In relation to 5G, in Europe (Spain, Germany and the United Kingdom) Telefónica (and VMO2 in the case of United Kingdom) is deploying 5G in the frequency bands identified as "pioneering" by the European Commission (3.5 GHz and 700 MHz) acquired in recent years. Additionally, technological migration to 5G is being carried out in the traditional 2G/3G/4G bands using Dynamic Spectrum Sharing (DSS) technology to make the use of the spectrum more efficient, based on user demand. In Chile and Brazil, Telefónica is offering 5G services using spectrum in the 3.5 GHz band. In Uruguay, Argentina and Colombia there were 5G spectrum auctions in 2023. In Uruguay, an auction was held in May 2023 and Telefónica Uruguay acquired 100 MHz of spectrum, with Telefónica having initiated the provision of 5G services. In Colombia the auction of 5G spectrum took place on December 20, 2023 and Telefonica acquired, through a Temporary Union with Tigo (Colombia Móvil S.A. E.S.P.), a block of 80 MHz of spectrum in the 3.5GHz band. In Argentina, in October 2023 there was an auction of spectrum in the 3.5 GHz band and Telefónica Argentina acquired 50MHz of spectrum.

During 2023, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 183 million euros, mainly due to the acquisition of spectrum in Argentina (173 million euros in 2022, mainly due to the acquisition of spectrum in Colombia). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI of the Consolidated Financial Statements.
Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica’s performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations, reduced output due to the suppliers own stock shortfalls, or inappropriate practices), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labor contingencies in connection with the employees of such suppliers.
As of December 31, 2023, the Group depended on three handset suppliers (none of them located in China) and seven network infrastructure suppliers (two of them located in China), which, together, accounted for 86% and 80%, respectively, of the aggregate value of contracts awarded in 2023 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers (not located in China) represented 48% of the aggregate value of contracts awarded in 2023 to handset suppliers. As of December 31, 2023, the Telefónica Group had 120 information system ("IT") providers that accounted for 80% of the total amount of IT purchase awards made in 2023, five of them representing 25% of purchases in that area.
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
In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, the adoption of lockdown or other restrictive measures as a result any crisis or pandemic, as well as those derived from geopolitical tensions such as the Russia-Ukraine and Israel-Hamas armed conflicts, among others, could disrupt global supply chains or may have an adverse impact on certain of Telefónica’s suppliers and other players in the industry.
The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2021, 2022 and 2023 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China. While Telefónica's supply chain has been generally resilient in recent years, despite various stresses affecting the semiconductor industry and raw materials, this may change in the future.
The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Further, in its sale of digital services, the Telefónica Group regularly integrates the digital services it offers with third-party technologies. Similar to more traditional supplier relationships, these integrations subject the Telefónica Group to the risks of performance failures by these third parties and the cost of continuously monitoring these strategic partners to ensure they maintain appropriate levels of accreditation and that the technologies they provide remain secure and up to date. Any such performance failure by the third parties or the technologies they provide could negatively impact the digital services offered by the Telefónica Group, and the Group's business, financial condition, results of operations and/or cash flows could be adversely affected as a result.

Telefónica could be affected by the global technology talent shortage and the need for new skills in the workforce due to rapid technological changes, which may limit the Group's competitiveness.
The changing need for new skills in the workforce due to ongoing technological disruptions and the shortage of technology talent in the marketplace pose significant risks that may affect the Group's competitiveness.
The successful execution of Telefónica's strategic plan and our ability to compete effectively now and in the future depend to a large extent on the company's key talent, as well as on a highly skilled workforce. Experienced profiles in the technology sector are in high demand and competition for talent is fierce worldwide. A lack of talent and the necessary skills in the Group can slow down innovation and adaptation to rapid changes in the sector, impacting business opportunities and the quality of services provided.
While we take various steps to manage these risks, including by fostering a culture of continuous learning, though ambitious employee training and reskilling programs, motivating and seeking to retain the Group's key talent and by redefining our corporate culture to ensure the company's long-term growth and sustainability, there can be no assurance that such steps will be sufficient.
If the Group fails to attract and retain technology talent, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
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
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses have been shrinking in recent years, while revenues from connectivity services (e.g., fixed and mobile internet) are increasing. To diversify revenue sources, Telefónica offers new digital services such as Internet of Things (IoT), cybersecurity, big data, Artificial Intelligence and cloud services among others. Although these services still have a lower weight in Telefónica's total revenues, the related revenues grew in double digits in 2023. Additionally, the world of telecommunications is evolving towards a model of programmable networks and services. This type of network can be used by programmers in a completely new and different way than it had been in the past. As a first big step, the GSMA is leading the Open Gateway initiative for the standardized exposure of APIs to developers. This is a totally new market in which telecommunications companies must be able to develop not only attractive services but new skills in order to be successful.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. In Spain, Telefónica plans to switch off all copper access loops by April 2024. As of December 31, 2023, in Spain, fiber coverage reached 29.3 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment. Telefónica is constantly looking for co-investments through Telefónica Infra.
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

The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group’s profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group’s total research and development effort, the total expenditure in 2023 was 741 million euros (656 million euros in 2022), representing 1.8% of the Group’s revenues (1.6% in 2022). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development (“OECD”) manual. Telefónica's investment in CapEx in 2023 was 5,579 million euros (5,819 million euros in 2022).
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
The Telefónica Group’s commercial portfolio includes products and/or services whose provision involves the processing of large amounts of information and data. This entails an enormous responsibility, while at the same time increasing the challenges related to compliance with strong and growing privacy and data protection regulations throughout the Telefónica Group's footprint, which may stifle the technological innovation that characterizes it and to which the Group is committed. Similarly, the Group's efforts to promote innovation may result in increased compliance risks and, where applicable, costs.
Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which is considered by the Group as a common standard of compliance in all its operations, even beyond the European Union. Additionally, the European Union has initiated a data legislative strategy that seeks to make the EU a leading space for the data-driven society, allowing data to flow freely throughout the territory and between different sectors. As a result, it is expected that new regulatory obligations will be imposed on operators.
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
Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area (EEA) that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary legal and technical controls and mechanisms in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the most adequate and effective measures to mitigate such risks.
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
With regard to the international transfer of data to the United States, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. The adequacy decision concludes that the United States ensures an adequate level of protection for personal data transferred from the EU to U.S. companies participating in the EU-U.S. Data Privacy Framework. This adequacy decision nevertheless remains subject to challenge, and is expected to be challenged, by privacy activists.
In Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, which may increase compliance risks and costs. In addition, in 2022 the Brazilian data protection authority, Autoridade Nacional de Proteção de Dados (ANPD), became an independent agency not linked to the presidency of the Republic, thus providing it with additional autonomy to develop its control and supervision functions.

In Ecuador, the Organic Law on Data Protection, which is aligned with the principles of the European GDPR, has entered into force (including, since 2023, the sanctioning regime). In addition, Argentina has ratified Convention 108+, which is an international treaty of the Council of Europe which is open to accession by any State outside Europe, and which regulates the protection of the rights of individuals with regard to the automated processing of their data, in a very similar way to the protection granted by virtue of the GDPR.
In addition, there are projects to reform Law 19.628 on the Protection of Personal Data in Chile, and the Regulations of Law 29.733 in Peru. There are regulatory projects aimed at updating regulations in line with standards similar to the GDPR, which may increase compliance risks and costs. To limit the risks derived from international transfers of personal data among Telefónica Group companies, Group companies will adopt Telefónica Group's Binding Corporate Rules (BCRs), which are currently in the process of being approved by the European data protection authorities. However there can be no assurance that such rules will be sufficient to ensure compliance with requirements in every jurisdiction in which the Telefónica Group operates.
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
Telefónica’s reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company’s overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
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
The networks, which had historically focused on voice transmission, have evolved into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group’s product and service offering. In this sense, new services such as "Living Apps", “Connected Car”, “Smart Cities”, “Smart Agriculture”, “Smart Metering” and "Solar 360" which facilitate certain aspects of the Group’s customers’ digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group’s services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. In addition, Telefónica has launched new customer care applications (My Movistar in Spain, Me Vivo in Brazil, My O2 in the United Kingdom) and developed a virtual assistant, Aura, with the aim of increasing the accessibility of the products and services we offer. However, there can be no assurance that these and other efforts will be successful.
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
The risks derived from cybersecurity are among the Group’s most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision, operation and commercialization of products and services in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group’s operating processes, as well as to strengthen its capabilities to detect, react and recover from incidents. This includes the need to strengthen security controls in the supply chain, often with a high number of participants spread across different countries, by focusing on the security measures adopted by the Group’s providers and other third parties, and, in particular, by ensuring the security of cloud services provided by third parties.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. As a result of the circumstances brought by the COVID pandemic, remote access and teleworking of employees and collaborators has spread and is now a common practice, increasing the use of cloud services provided by third parties. Thus, the risks associated with their use has increased, forcing companies to review the security controls beyond the perimeter of the corporate network. Likewise, the proliferation of IoT environments makes security management more complicated, given their volume and heterogeneous nature. All of the above, together with the professionalization of cybercriminals and their financing (which facilitates their adoption of emerging technologies and techniques, such as machine learning and artificial intelligence), is leading to an increase in the sophistication of cybercrime and the use of automated attack tactics that reduce the time frame that cyber-defense teams have to protect a company's digital assets. In addition, the Telefónica Group is aware of the possible cybersecurity risks arising from the various international conflicts, and is monitoring cyberattacks that may affect our infrastructure, and maintaining contact with national and international organizations to obtain cyberintelligence information, without having so far detected a significant increase in attacks in our perimeter compared to other previous periods, though this may change in the future. Cybersecurity threats may include gaining unauthorized access to the Group’s systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group’s operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group’s employees or other persons may have access to the Group’s systems and leak data and/or take actions that affect the Group’s networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.
In particular, in the past three years, the Group has suffered various types of cybersecurity incidents that have included (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud in respect of services provided by Telefónica. To date, none of these cybersecurity incidents have had material consequences for the Telefónica Group, but this may change in the future.
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
Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures or the theft of network elements, can damage Telefónica's infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica Group, and may have a negative impact on the Group’s operations and results. Telefónica analyses these risks in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”).
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
Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in these countries, such as economic uncertainty, inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica’s business, financial position, debt management, cash flows and results of operations and/or the performance of some or all of the Group’s financial indicators.
In recent years, successive shocks have ushered in a period characterized by extraordinary uncertainty and the simultaneous occurrence of multiple negative disruptions. Inflationary pressures arising from bottlenecks associated with the rapid post-pandemic recovery, coupled with increases in commodity prices, led to a robust response from central banks (raising interest rates and withdrawing liquidity from the system) and a significant loss of purchasing power for consumers. Additionally, the recent higher wage demands observed internationally, reflecting both the strength of labor markets, especially those in major developed economies, and the prevalence (though to a lesser extent than in the past) of wage indexation mechanisms, have also contributed to these inflationary pressures.
There are also doubts about the timing of the conclusion of the inflationary period, as geopolitical events such as the Russia-Ukraine and the Israel-Hamas armed conflicts, among others, negatively impact energy prices or maritime transport. Moreover, there is a risk that the decrease in global liquidity and elevated interest rates could generate increased financial volatility, giving rise to new stress episodes, as observed in the United Kingdom, especially if inflation proves to be more persistent than expected. Additionally, premature monetary easing by central banks could lead to resurgent inflation, potentially triggering a new stagflationary period akin to the 1970s.
Looking forward, elements that could worsen the effects of the current situation include the escalation of armed conflicts and potential disruptions to energy and goods supply, as well as possible additional increases in commodity prices. This could result in a potential de-anchoring of inflation expectations and higher-than-expected wage hikes, prolonging and amplifying the inflation-recession scenario. As a consequence of the above, economic growth is expected to remain weak in the short term, with the risk of recession still present in many parts of the world.
So far, the main European countries where the Group operates have been affected by the ongoing geopolitical conflicts mainly through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their direct trade and financial exposure is limited. However, there continues to be a concern in Europe about energy dependence in the face of potential episodes of gas shortages. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade and tighter financial conditions.
As of December 31, 2023, the contribution of each segment to the Telefónica Group's total assets was as follows: Telefónica Spain 26.0% (25.5% as of December 31, 2022), VMO2 7.5% (9.8% as of December 31, 2022), Telefónica Germany 17.8% (17.5% as of December 31, 2022), Telefónica Brazil 25.0% (22.7% as of December 31, 2022) and Telefónica Hispam 14.4% (14.5% as of December 31, 2022). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2023 and 2022.
During 2023, the contribution of each segment to the Telefónica Group's revenues was as follows (does not include VMO2 that is recorded by the equity method and therefore does not contribute to the consolidated revenues): Telefónica Spain 31.1% (31.2% in 2022), Telefónica Germany 21.2% (20.6% in 2022), Telefónica Brazil 23.7% (22.2% in 2022) and Telefónica Hispam 20.6% (22.9% in 2022).
The main risks by geography are detailed below:
In Europe, there are several economic and political risks. Firstly, the evolution of armed conflicts poses a threat to growth and inflation prospects. Any worsening in the supply of gas, oil, food, or other goods due to disruptions in the transportation chain would negatively impact their prices, with a consequent effect on the disposable income of both households and businesses. In the medium term, this could result in wage increases, a persistent rise in inflation, and tighter monetary policy. Any of the above could have a negative impact on the cost of financing for the private sector, including Telefónica, and could trigger episodes of financial stress.
In addition, there is also a risk of financial fragmentation in the transmission of monetary policy in the eurozone, meaning that interest rates may react differently in different countries within the eurozone, leading to differences in yields on bonds issued by peripheral countries (such as Spain) and those issued by core countries, making it challenging for the former to access credit. Lastly, Europe faces two significant long-term risks. First, a risk that Europe may fall behind in the global technological race in particular because of its dependence on several critical raw materials, indispensable for key sectors, that must be imported from other regions. Second, demographic factors such as declining birth rates and population aging may have a negative impact on the region's labor force and long-term growth prospects.
Regarding political risk, the 2024 European Parliament election may deepen political fragmentation and result in a reduced representation of moderate positions in favor of extreme options, potentially weakening governance and hindering the implementation of the ongoing agenda with respect to fiscal and economic matters, climate and energy policy and other critical aspects of state governance.
•Spain: there are several local sources of risks. One of them stems from the risk that high commodity prices and/or the emergence of wage pressures could prolong the inflationary episode with a deeper impact on household income. Secondly, and although the disbursement of Next Generation European Funds (NGEU) appears to be gaining traction, further delays or even designing flaws could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, Spain could be negatively impacted by the rise of protectionism and trade restrictions. Lastly, the impact of rising interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market. In the long term, the challenge is to increase potential growth through productivity and ensure the sustainability of public debt.
•Germany: the risk of energy shortages has diminished in recent months due to Europe's response in terms of diversification of energy sources and the rapid construction of regasification plants in the country. However, it is possible that problems with energy supply may arise again. Gas flows (from Russia via Ukraine) could be lower than expected, consumption could be higher due, for example, to an unusually cold winter, or competition for gas from other countries could increase. On the other hand, there is concern that higher-than-expected wage growth and/or higher input costs could lead to a stronger and longer inflationary cycle. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could reduce international trade, with a consequent impact on the country’s potential growth, which is dependent on exports. In addition, long-term challenges remain, such as the ageing of the population.

•United Kingdom: a slower disinflationary process than previously expected could weigh on consumption and further depress economic growth. In particular, there is a concern that currently dynamic wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from normalizing as quickly as anticipated. On the other hand, although the UK economy has few direct trade links with Russia and Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of gas in the energy mix. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will continue to entail an economic adjustment in the medium term.
In Latin America, the exchange rate risk is currently considered moderate by the Telefónica Group, except in Argentina and Venezuela, but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible fiscal deterioration) but there is no assurance that this will be the case.
•Brazil: fiscal sustainability and increased economic intervention remain the main domestic risk, but it has recently decreased. The new administration has demonstrated its commitment to fiscal sustainability by announcing a new fiscal framework to replace the previous spending cap rule. Additionally, the Congress has also voted favorably on the tax reform aimed at simplifying the indirect tax system and promoting stronger and sustainable economic growth. So far, the economic measures announced by the new administration have helped alleviate uncertainty around economic policies, resulting in an upward revision of Brazil's credit rating outlook by S&P. Risks related to inflation and monetary policy have also decreased with the approval and maintenance of the inflation target at low levels.
•Argentina: macroeconomic and exchange rate risks remain high. The main internal challenges include achieving the political and social consensus necessary to reduce the public deficit and rebuild international reserves in a context of high inflation, which jeopardizes the achievement of the new administration's objectives. On the external front, a global slowdown leading to reduced demand for exported products and lower prices would result in decreased foreign currency inflows, increasing vulnerability to volatility in international financial markets. Finally, the application of price control measures and the still-existing exchange restrictions could adversely affect Telefónica's profitability.
•Chile, Colombia, Peru and Ecuador: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. Inflation is becoming more persistent than expected, which could limit central banks' ability to respond to an abrupt drop in activity levels and could also increase the risk of financial instability. Political uncertainty has decreased in Chile, following the rejection of the new proposed Constitution in December 2023, but the maintenance of the former status quo could give rise to new social demands. In Colombia, the structural reforms promoted by Colombia's government are currently expected to be more market friendly due to the weakening of the government coalition. In Peru, the government succeeded in reducing the social protests against the installation of the new administration, although it remains politically weak. In Ecuador, the new government is dealing with a turbulent political situation and internal violence, marked by an increase in criminality.
As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
The Group has and in the future could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2023, represented 17.9% of the Group’s total assets), deferred tax assets (which as of December 31, 2023, represented 6.0% of the Group’s total assets) or other assets, such as intangible assets (which represented 10.9% of the Group's total assets as of December 31, 2023), and property, plant and equipment (which represented 22.0% of the Group's total assets as of December 31, 2023). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2023 impairment losses in the goodwill of Telefónica Ecuador were recognized for a total of 58 million euros (impairment losses in other assets of Telefónica Argentina were recognized for a total of 77 million euros in 2022 and impairment losses in the goodwill of Telefónica del Perú were recognized for a total of 393 million euros in 2021). In addition, VMO2, our 50:50 joint venture with Liberty Global in the United Kingdom, recorded in 2023 an impairment of goodwill amounting to 3,572 million euros, with a negative impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Group.
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
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2023, the Group's gross financial debt amounted to 37,061 million euros (39,079 million euros as of December 31, 2022), and the Group's net financial debt amounted to 27,349 million euros (26,687 million euros as of December 31, 2022). As of December 31, 2023, the average maturity of the debt was 11.6 years (13.1 years as of December 31, 2022), including undrawn committed credit facilities.
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
As of December 31, 2023, the Group's gross financial debt scheduled to mature in 2024 amounted to 3,701 million euros, and gross financial debt scheduled to mature in 2025 amounted to 3,900 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2023. As of December 31, 2023, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,315 million euros (11,148 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2023, 1.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2024.
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
In nominal terms, as of December 31, 2023, 89% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.80% as of December 31, 2023 compared to 3.96% as of December 31, 2022. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2023: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 25 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 25 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.
Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 17 million euros as of December 31, 2023 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 17 million euros as of December 31, 2023. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2023 taking into account derivative instruments in place.
In 2023, the evolution of exchange rates (without considering the effects of hyperinflationary countries) had a small positive impact on the Group's results, increasing the year-on-year growth of the Group's consolidated revenues by an estimated 0.2 percentage points, and not impacting OIBDA (positive impact of 4.5 percentage points and 3.0 percentage points, respectively, in 2022, mainly due to the evolution of the Brazilian real). Furthermore, translation differences in 2023 had a positive impact on the Group's equity of 37 million euros (1,169 million euros in 2022). If the impacts of hyperinflationary countries were considered, the adverse impact of variations in currencies on our consolidated results, statement of financial position and statement of cash flows would have been higher.
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

Telefónica Brazil maintained provisions for tax contingencies amounting to 515 million euros and provisions for regulatory contingencies amounting to 329 million euros as of December 31, 2023. In addition, Telefónica Brazil faces possible tax and regulatory contingencies for which no provisions are made. As of December 31, 2023, the Telefónica Group maintained contingent liabilities related to income tax, other taxes and regulatory proceedings in Brazil amounting to 5,678 million euros, 6,909 million euros and 1,264 million euros, respectively (see "Item 8. Financial Information—Consolidated Financial Statement—Tax Proceedings—Telefónica Brazil"). The Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of our estimates will not have a significant adverse effect on the Group’s business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 and 29 to the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 of the Consolidated Financial Statements.
Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax Administration, through an administrative act, will determine the amount of the payment obligation. The estimated impact of the aforementioned judicial resolutions is already provisioned in Telefónica's financial statements, with the total provision as of December 31, 2023 amounting to 3,117 million Peruvian soles (approximately 761 million euros at the exchange rate at such date).
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with the Telefónica Group's own goals regarding ESG matters, may expose the Telefónica Group to various risks.
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
Further, the Telefónica Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its CO2 emission reduction targets) subjects it to the risk that it will fail to achieve these objectives and initiatives.
Although the Telefónica Group is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its CO2 emission reduction targets), the Telefónica Group’s reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.
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
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.
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
The following significant events occurred in 2023:
•On January 13, 2023, the first annual extension of the sustainability-linked syndicated credit facility for 5,500 million euros of Telefónica, S.A. was exercised. The new expiration date is 13 January 2028.
•On January 18, 2023, Telefónica informed that, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L. (Telefónica's subsidiary then held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L.) acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR & Co, Inc. ("KKR")). As a result of the transaction, Pontel Participaciones, S.L., which held the remaining 60% of Telxius Telecom, S.A.'s share capital, became the sole shareholder of Telxius Telecom, S.A. In addition, Pontegadea Inversiones, S.L. increased its holding in Pontel

Participaciones, S.L. to 30% and Telefónica kept a 70% holding. On March 24, 2023, the intermediate holding company Pontel Participaciones, S.L. was merged into its wholly-owned subsidiary Telxius Telecom, S.A., with Telxius Telecom, S.A. surviving. As a result of these transactions, Telefónica holds a 70% direct equity interest in Telxius Telecom, S.A. while Pontegadea Inversiones, S.L. holds a 30% direct equity interest in Telxius Telecom, S.A.
•On January 23, 2023, Telefónica Emisiones, S.A.U. redeemed 1,277 million euros of its notes issued on January 22, 2013. These notes were guaranteed by Telefónica, S.A.
•In January 2023, Telefónica Europe, B.V. carried out the following transactions related to its capital structure:
◦a new securities issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. An amount equal to the net proceeds of the issue of the securities will be subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's previous Sustainable Financing Framework (January 2021). The settlement took place on February 2, 2023; and
◦a tender offer for the following hybrid instruments: (i) any outstanding 1,250 million euros. Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "September 2023 Notes") and (ii) any outstanding 1,000 million euros. Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2024 Notes"), irrevocably guaranteed by Telefónica, S.A. Telefónica Europe, B.V. accepted the purchase in cash of the tendered securities for an aggregate principal amount, with respect to the September 2023 Notes, of 388 million euros, and an aggregate principal amount, with respect to the March 2024 Notes, of 612 million euros. The tender offer settled on February 3, 2023.
•On February 23, 2023, Telefónica filed with the United States Securities and Exchange Commission its annual report on Form 20-F for the year ended December 31, 2022.
•On February 24, 2023, the Board of Directors of Telefónica resolved to call the Annual General Shareholders' Meeting to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Central Building Auditorium, at 11:00 a.m. on March 31, 2023 on second call, in the event that the legally required quorum would not be reached and therefore the Meeting could not be held on the first call that had been called on March 30, 2023 at the same place and time.
•On March 31, 2023, the Annual General Shareholders' Meeting of Telefónica held at second call approved all the resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders' Meeting.
Further to the Annual General Shareholders' Meeting of Telefónica, S.A., the Board of Directors resolved to carry out the implementation of the share capital reduction through the cancellation of treasury shares approved by the Annual General Shareholders' Meeting held on such date. As a result, the share capital of Telefónica was reduced in the amount of 24,779,409 euros through the cancellation of 24,779,409 shares of Telefónica then held as treasury stock, with a nominal value of one euro each. The share capital of Telefónica resulting from the reduction was set at 5,750,458,145 euros corresponding to 5,750,458,145 shares with a nominal value of one euro each. On April 17, 2023, the public deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
Furthermore, Telefónica announced on that day that its Board of Directors approved the distribution of a dividend in cash charged to unrestricted reserves, by means of a payment of a fixed gross amount of 0.30 euros during 2023 payable in two tranches, for each existing Telefónica share and carrying entitlement to this distribution on the following dates: (i) the first payment in cash of a gross amount of 0.15 euros per share was on June 15, 2023, and (ii) the second payment in cash of a gross amount of 0.15 euros per share was on December 14. 2023.
•On July 6, 2023, Telefónica Hispanoamérica, S.A. ("Telefónica Hispanoamérica") entered into share subscription agreements with KKR and Entel Perú S.A. ("Entel Perú"), for the entry of both companies, with 54% and 10% shareholding, respectively, into the share capital of Pangeaco, S.A.C. ("Pangea"), the wholesale FTTH company in Peru, with Telefónica Hispanoamérica retaining a 36% shareholding in Pangea. As part of the transaction, Telefónica del Perú S.A.A. ("Telefónica del Perú") and Entel Perú agreed to sell to Pangea certain assets from their FTTH infrastructure and the parties agreed to enter into certain other agreements, including agreements for the provision of wholesale connectivity services by Telefónica del Perú and Entel Perú. The transaction is subject to the obtaining of regulatory approvals.

•On August 1, 2023, Telefónica Audiovisual Digital, S.L.U. ("Telefónica Audiovisual") was awarded the exclusive broadcasting rights in Spain for the UEFA Champions League and UEFA Europa League, as well as the UEFA Youth League and the UEFA Europa Conference League, for the 2024/25, 2025/26 and 2026/27 seasons. This award is subject to the formalization of a contract with UEFA and will allow Telefónica Audiovisual to offer all the main European football competitions to its residential customers in the Spanish market. Direct acquisition of this content from UEFA will further strengthen Telefónica Audiovisual's offer, which will continue including all football rights in the Spanish market, whilst allowing Telefónica to continue designing and marketing its channels and content. The price for the broadcasting rights amounts to 320 million euros for each of the seasons 2024/25, 2025/26 and 2026/27.
•On August 30, 2023, Telefónica Europe, B.V. carried out the following transactions related to its capital structure:
◦a new issue amounting to 750 million euros, guaranteed by Telefónica, S.A. An amount equal to the net proceeds of the issue of the securities will be subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's Sustainable Financing Framework. The settlement took place on September 7, 2023; and
◦a tender offer for any outstanding 1,000 million euros Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities, irrevocably guaranteed by Telefónica, S.A. Telefónica Europe, B.V. accepted the purchase in cash of the tendered securities for an aggregate principal amount of 242 million euros. The tender offer settled on September 5, 2023.
•On September 5, 2023, Telefónica was informed that STC Group acquired a 9.9% stake in Telefónica. According to STC Group, the stake was acquired through the acquisition of shares representing 4.9% of the share capital of Telefónica and through financial instruments that provide an economic exposure over an additional 5.0% of the share capital of Telefónica.
•On October 31, 2023, VMO2 reached an agreement to sell a 16.67% minority stake in its mobile tower joint venture, Cornerstone Telecommunications Infrastructure Limited ("Cornerstone") to the UK-based infrastructure fund GLIL Infrastructure LLP ("GLIL") for 360 million pounds sterling payable in cash (approximately 413 million euros at the exchange rate of that day). The sale was structured through a VMO2 holding company ("HoldCo"), which owned 50% of Cornerstone shares prior to the transaction. After the transaction, GLIL owns 33.33% of HoldCo and VMO2 owns the remaining 66.67% of HoldCo, leaving VMO2 with a 33.33% indirect stake in Cornerstone. As the majority shareholder of HoldCo, VMO2 continues co-controlling Cornerstone, together with Vantage Towers, and continues to proportionally consolidate Cornerstone in its financial accounts.
•On November 7, 2023, the Executive Commission of Telefónica, pursuant to the authorization granted by the Board of Directors, resolved to make, through Telefónica Local Services GmbH (a direct wholly-owned subsidiary of Telefónica), a voluntary public acquisition offer in the form of a partial offer for shares representing approximately up to 28.19% of the share capital and the voting rights of Telefónica Deutschland Holding AG ("Telefónica Deutschland"). The offer was structured as a share purchase. The consideration offered to Telefónica Deutschland shareholders amounted to 2.35 euros in cash for each share, representing a premium of approximately (i) 37.6% over Telefónica Deutschland's closing price on November 6, the last trading day prior to the publication of the announcement of the decision to make the offer; and (ii) 36.3% over Telefónica Deutschland's volume-weighted average price during the three months prior to such announcement. On December 5, 2023, the relevant offer document was published after review and approval by the German Federal Financial Supervisory Authority. On December 13, 2023, Telefónica Deutschland's Management and Supervisory Boards issued a joint reasoned statement, recommending that its shareholders accept the offer. The acceptance period for the offer commenced on December 5, 2023 and expired on January 17, 2024 without extension. The offer was accepted by shareholders holding 7.86% of Telefónica Deutschland's shares. The offer was settled on January 26, 2024. Telefónica currently holds shares representing approximately 94.12% of share capital and the voting rights of Telefónica Deutschland. For more information, see “—Public Takeover Offers" below.
•On November 8, 2023, Telefónica, during the Capital Markets Day, communicated its strategic guidelines up to 2026, the expected consolidated performance based on the key financial indicators of the GPS framework (Growth, Profitability and Sustainability), and, with respect to 2024 guidance, the key financial indicators. Telefónica also committed to a 0.30 euro annual dividend per share as a floor during the 2023-2026 period, subject to adoption of the corresponding corporate resolutions.

•On November 14, 2023, Telefónica Emisiones, S.A.U. launched under its European medium-term notes program (the "EMTN Programme") an issuance of notes guaranteed by Telefónica, S.A. in an aggregate principal amount of 850 million euros. The notes are due on November 21, 2033, pay an annual coupon of 4.183% and were issued at par (100%). The settlement took place on November 21, 2023. An amount equivalent to the net proceeds of the issuance is intended to be allocated towards eligible investments: mainly transformation and modernization of telecommunications networks based on high-speed fixed and mobile networks, including supporting infrastructure and software to improve the energy efficiency of the networks, as well as the implementation of Telefónica's Renewable Energy Plan, and development and implementation of digital products and services with a focus on saving energy and/or natural resources.
•On November 20, 2023, Telefónica Emisiones, S.A.U. jointly with Telefónica Europe B.V. (together, the “Offerors”) commenced a debt tender offer to purchase for cash debt securities guaranteed by Telefónica, S.A. of the following series, subject to the relevant limits and caps: (i) Telefónica Emisiones’s 4.665% Notes due 2038, (ii) Telefónica Emisiones’s 4.103% Notes due 2027 and (iii) Telefónica Europe’s 8.250% Notes due 2030. On December 5, 2023, Telefónica announced that the Offerors had accepted for purchase tendered debt securities with an aggregate principal amount of approximately 500 million U.S. dollars.
•On December 13, 2023, the Board of Directors of Telefónica, S.A. adopted the following resolutions in relation to its Board of Directors and its Committees, following a favorable report from the Nominating, Compensation and Corporate Governance Committee: (i) to accept the voluntary resignations presented by Mr. Peter Erskine (Director Other External) and Mr. Juan Ignacio Cirac Sasturain (Independent Director) from their positions as Directors of Telefónica; (ii) to appoint Mr. Alejandro Reynal Ample and Ms. Solange Sobral Targa, both as Independent Directors, to the Board of Directors of Telefónica; (iii) to eliminate the Strategy and Innovation Committee; (iv) to integrate the Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee into a single Committee renamed as the Sustainability and Regulation Committee; and (v) to appoint Ms. Claudia Sender Ramírez as a member of the Executive Commission, Ms. María Luisa García Blanco as a member of the Audit and Control Committee, Ms. Verónica Pascual Boé as a member of the Nominating, Compensation and Corporate Governance Committee, and Mr. Francisco Javier de Paz Mancho, Mr. José María Abril Pérez, Ms. María Luisa García Blanco, Ms. Carmen García de Andrés, Ms. María Rotondo Urcola and Ms. Solange Sobral Targa as members of the new Sustainability and Regulation Committee. On the same day, the newly formed Sustainability and Regulation Committee agreed to appoint Mr. Francisco Javier de Paz Mancho as its Chairman.
•On December 19, 2023, following the announcement by the Sociedad Estatal de Participaciones Industriales (SEPI) that the Spanish Council of Ministers had agreed to acquire up to 10% of Telefónica's share capital, Telefónica stated that it remains focused on the execution of the recently approved 2023-2026 Strategic Plan announced at the Capital Markets Day on November 8, 2023.
For information on certain significant events that have occurred to date in 2024, see “—Recent Developments”.

Business areas
In 2023 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2, Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
During 2021, compared to 2020, the Telefónica Group changed its reporting segments as follows:
•On June 1, 2021, upon the establishment of VMO2 (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMO2 segment (see Notes 2 and 10 to the Consolidated Financial Statements). The VMO2 segment information included in this Annual Report is presented under management criteria, and shows 100% of VMO2’s results. In addition, information included in this Annual Report on the accesses of the Group and the VMO2 segment as of December 31, 2023, December 31, 2022 and December 31, 2021 includes 100% of the accesses of VMO2. Telefónica’s actual percentage ownership of VMO2 is 50%.
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
Since it is not practicable to restate the historical segment financial information to reflect this segment change, in this Annual Report, the relevant segment discussions for 2022-2021 analyze the results of our VMO2 segment by comparing the results obtained by VMO2 from January 1 to December 31, 2022 with the results obtained by VMO2 from June 1 (the date on which VMO2 was established) to December 31, 2021, without including the results obtained in the first five months of the year in the former Telefónica United Kingdom segment.
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
Information relating to other Group companies not specifically included in the segments referred to above is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in March and June of 2022 (see Note 5 to the Consolidated Financial Statements), respectively, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies in which Telefónica Infra, S.L. ("T. Infra") has ownership interests (see Note 10 to the Consolidated Financial Statements).
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

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2023, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

(1) Investment accounted for under equity method.
(2) On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, made a voluntary public tender offer in the form of a partial offer to the shareholders of Telefónica Deutschland (holding company of Telefónica Germany GmbH & Co.). From the date of Telefónica's announcement of the tender offer on November 7, 2023, until January 26, 2024, the date of the settlement of the offer, Telefónica increased its stake in the share capital of Telefónica Deutschland from approximately 71.81% to approximately 94.12%.

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
Capital Expenditures
Our principal capital expenditures for the years ended December 31, 2023, 2022 and 2021, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2023, 2022 and 2021, we had capital expenditures of 5,579 million euros, 5,819 million euros and 7,267 million euros, respectively.
Year ended December 31, 2023
Capital expenditures in 2023 decreased by 4.1% compared to 2022. Capital expenditures in 2023 included the cost of spectrum mainly in Argentina and Spain, amounting to 183 million euros.
Investment by Telefónica Spain amounted to 1,607 million euros and was primarily focused on continuing the deployment of the fiber optic network to achieve the goal of decommissioning the legacy copper network. Telefónica Spain’s fiber optic network reached more than 29 million premises passed by year-end 2023. Likewise, investment in 4G network capacity continued, as well as in the deployment of the 5G network, where population coverage had reached 87% by the end of the year. Investment by Telefónica Germany in 2023 amounted to 1,133 million euros and was primarily focused on continuing the strong progress in network modernization, especially with respect to 5G, where 94% population coverage had been reached by the end of 2023. Telefónica Germany also made investments in expanding 4G capacity, to absorb traffic growth and reduce congestion nodes. The transformation of the transport network in Germany continued in 2023 as well as the transformation of the business support systems (BSS) in IT. Investment by Telefónica Brazil in 2023 amounted to 1,671 million euros and was mainly dedicated to extending the capacity of 4G mobile networks, improving quality, absorbing traffic growth and preparing the network for 5G deployment, as well as a massive rollout of 5G in the 3,500MHz band. Telefónica Brazil continued the expansion of its FTTH network, reaching more than 26 million premises passed by year-end 2023. Investment by Telefónica Hispam in 2023 amounted to 938 million euros and was mainly focused on the improvement of mobile networks (with coverage expansions and capacity reinforcement) as well as on the deployment of our own fixed network through the fiber optic companies incorporated since 2021 (in which we generally retain a non-controlling stake) that currently operate in Chile, Colombia and Peru and through certain strategic alliances in Argentina. The efficient administration of available resources and the optimization of CapEx are the main management levers in the region, focusing on the simplification and digitization of processes and the promotion of regional initiatives to accomplish synergies during the negotiation of projects and to identify the best practices in the region that can be replicated in other operating businesses. Further, focus has been placed on the legacy shutdown process, such as achieving the mainframe technology shutdown with the complete migration of clients to the full stack system.
Year ended December 31, 2022
Capital expenditures in 2022 decreased by 19.9% compared to 2021. Capital expenditures in 2022 included the cost of spectrum mainly in Colombia, Brazil, Argentina and Uruguay, amounting to 173 million euros.
Investment by Telefónica Spain amounted to 1,550 million euros and was primarily focused on continuing the deployment of the fiber optic network, exceeding 28 million premises passed by year-end 2022, as well the development of the 5G network, reaching 85% population coverage at the end of the year. Investment by Telefónica Germany in 2022 amounted to 1,209 million euros and was primarily focused on continuing the progress in 5G roll-

out and network modernization. 5G population coverage stood at approximately 80% at year-end, significantly over-achieving the initial target and aiming for nationwide 5G coverage by no later than 2025. Investment by Telefónica Brazil in 2022 amounted to 1,795 million euros and was mainly dedicated to extending the coverage and capacity of 4G mobile networks, with a population coverage of 96%, and the improvement of network quality and deployment of the FTTH network in the fixed business, exceeding 23.3 million premises passed. Investment by Telefónica Hispam in 2022 amounted to 1,058 million euros and was mainly focused on the improvement of mobile networks (with coverage expansions and capacity reinforcement) as well as on the deployment of our own fixed network. The efficient administration of available resources and the optimization of CapEx were the main management levers in the region, focusing on the simplification, digitization of processes and the search for synergies through the promotion of regional initiatives.
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
Financial Investments and Divestitures
Our principal financial investments in 2023 (including transactions announced in 2023 and expected to be completed in 2024) were: (i) the acquisition by Pontel Participaciones, S.L. (Telefónica's subsidiary then held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L.) of 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR) on January 18, 2023 as a result of which acquisition Pontel Participaciones, S.L., became the sole shareholder of Telxius Telecom, S.A. (which later absorbed Pontel Participaciones, S.L.). Within the framework of this transaction, Pontel Participaciones, S.L. carried out a capital increase fully subscribed and paid up by its shareholders in proportions agreed between them, in such a way that both Telefónica and Pontegadea Inversiones, S.L. paid out 111 million euros. The impact of this transaction on the consolidated statement of changes in equity was a reduction in equity attributable to the parent company for an amount of 46 million euros and a reduction in equity attributable to minority interests for an amount of 585 million euros (see Note 17 to the Consolidated Financial Statements); and (ii) a voluntary public acquisition offer for shares representing up to approximately 28.19% of the share capital and voting rights of Telefónica Deutschland. The offer was announced by Telefónica on November 7, 2023, and the consideration offered to Telefónica Deutschland shareholders amounted to 2.35 euros in cash for each share, representing a premium of approximately (a) 37.6% over Telefónica Deutschland's previous day closing price and (b) 36.3% over Telefónica Deutschland's volume-weighted average price during the three months prior to the announcement. On December 5, 2023, the relevant offer document was published after review and approval by the German Federal Financial Supervisory Authority. The acceptance period for the offer commenced on December 5, 2023 and expired on January 17, 2024 without extension. The offer was settled on January 26, 2024. For additional information, see “—Public Takeover Offers” below.
Telefónica did not complete any significant financial divestitures in 2023. On July 6, 2023 Telefónica Hispanoamérica entered into agreements to sell 54% and 10% stakes in Pangea, the wholesale FTTH company in Peru, to KKR and Entel Perú, respectively. Upon settlement of the transactions, which are currently subject to obtaining regulatory approvals, Telefónica Hispanoamérica will retain a 36% stake in Pangea (see Note 30 to the Consolidated Financial Statements).

Our principal financial investments in 2022 were: (i) the acquisition of the mobile assets of the Oi Group on April 20, 2022 for consideration of 1,093 million euros; (ii) the acquisition of Incremental Group on March 21, 2022 for consideration of 104 million euros (including potential contingent payments linked to its future performance); (iii) the acquisition of BE-terna Group on June 9, 2022 for consideration of 191 million euros (including potential contingent payments linked to its future performance); and (iv) the closing on December 20, 2022 of the agreement between Telefónica de España, S.A.U. and T. Infra with a consortium formed by Vauban Infrastructure Partners and Crédit Agricole Assurances to incorporate a company, Bluevia Fibra, S.L., for the deployment and commercialization of an FTTH network mainly in rural areas in Spain, after obtaining the corresponding regulatory authorizations and the fulfillment of certain other agreed conditions. The consortium acquired 45% of the company for the amount of 1,021 million euros.
Our principal financial divestiture in 2022 was the sale on January 13, 2022 of Telefónica Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V. for 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date), after the satisfaction of the relevant closing conditions and once the relevant regulatory approvals were obtained.
Our principal financial investments in 2021 were: (i) the closing of the transaction among Telefónica and Liberty Global and the establishment of VMO2 through the combination of their respective operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively) to create an integrated communications provider in the United Kingdom, with Telefónica holding a 50% stake in VMO2; (ii) the acquisition of 100% of the shares in Cancom Ltd by Telefónica Cybersecurity & Cloud Tech, S.L.U. ("Telefónica Tech") on July 29, 2021 for 340 million pounds sterling (approximately 398 million euros at the date of the transaction); (iii) the closing on July 21, 2021 of part of the investment agreement in Nabiax by which T. Infra received a 13.94% equity stake in Nabiax in exchange for two data centers in Spain. The fulfillment of the conditions related to the contribution of two additional data centers in Chile occurred on May 24, 2022. Following the completion of the addition, T. Infra's stake in Nabiax increased to 20%; and (iv) the closing on July 2, 2021 of the investment agreement with Caisse de dépôt et placement du Quebec ("CDPQ") in FiBrasil Infraestructura e Fibra Ótica S.A. ("FiBrasil"), each of which held 50% under a co-control governance model.
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
Active portfolio management is part of Telefónica’s strategy and therefore it may undertake transactions involving its or its subsidiaries' shares, including transactions similar to those undertaken in the 2021-2023 period or otherwise, at any time.
Public Takeover Offers
On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public tender offer for shares representing up to approximately 28.19% of the share capital and voting rights of Telefónica Deutschland. The consideration offered to Telefónica Deutschland shareholders amounted to 2.35 euros in cash for each share, representing a premium of approximately (i) 37.6% over Telefónica Deutschland's previous day closing price and (ii) 36.3% over Telefónica Deutschland's volume-weighted average price during the three months prior to the announcement. The offer acceptance period began on December 5, 2023 and ended on January 17, 2024 (both inclusive).
At the date of the offer announcement, Telefónica was the owner, directly or indirectly, of 71.81% of the share capital and voting rights of Telefónica Deutschland, and, consequently, the offer was announced for shares representing approximately the 28.19% of share capital and voting rights remaining. Upon the conclusion of the acceptance period, the offer had been accepted by shareholders holding 233,732,773 Telefónica Deutschland shares, representing approximately 7.86% of the company’s share capital and voting rights, for an approximate amount of 549 million euros. The offer settled on January 26, 2024.
In addition, Telefónica made direct market purchases, outside the offer, from January 1, 2024 to January 26, 2024, acquiring a total of 113,999,566 shares of the aforementioned subsidiary, for an approximate amount of 268 million euros. Thus, as of January 26, 2024 Telefónica owned, directly and indirectly, 2,799,576,769 shares representing 94.12% of the share capital and voting rights of Telefónica Deutschland.
Recent Developments
The principal events that have occurred since December 31, 2023 are set forth below:
•On January 3, 2024, certain subsidiaries of Telefónica Spain endorsed the agreement reached on December 28, 2023 with the most representative trade unions to (i) sign the III Collective Bargaining Agreement, which runs until December 31, 2026 and can be extended for a further year; and (ii) execute a collective redundancies plan affecting up to a total of 3,420 employees (the "Collective Redundancies Plan"). Employees turning 56 years or older in 2024 and with a seniority of more than 15 years can adhere to the Collective Redundancies Plan. However, targets have been established that may result in limits on joining in critical areas or additional redundancies based on business reasons. The present value of the estimated payment flows resulting from the Collective Redundancies Plan is estimated in a provision of 1,320 million euros (before taxes), recorded as of December 31, 2023 under "Personnel expenses" (see Note 24.a to the Consolidated Financial Statements), with no cash impact as of such date.
•On January 17, 2024, Telefónica, S.A., through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., launched under the EMTN Programme a new issuance of notes guaranteed by Telefónica, S.A. in an aggregate principal amount of 1,750 million euros. This issue was split into two tranches. The first tranche, with an aggregate principal amount of 1,000 million euros, due on January 24, 2032, pays an annual coupon of 3.698% and was issued at par. The second tranche, with an aggregate principal amount of 750 million euros, due on January 24, 2036, pays an annual coupon of 4.055% and was also issued at par. The settlement of the transaction took place on January 24, 2024. An amount equivalent to the net proceeds will be allocated towards eligible investments in accordance with Telefónica's 2023 Sustainable Financing Framework, including the transformation and modernization of telecommunications networks based on high-speed fixed and mobile networks, including supporting infrastructure and software to improve the energy efficiency of the networks, as well as the implementation of Telefónica's Renewable Energy Plan, and development and implementation of digital products and services with a focus on saving energy and/or natural resources.
•On January 19, 2024, Telefónica Audiovisual was awarded exclusive broadcasting rights for five matches per matchday of the Spanish First Division Football League National Championship for pay television in the residential market in Spain. Telefónica Audiovisual will have first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it has been awarded exclusive broadcasting rights of one matchday for the 2024/2025 season and three matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20, 2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons.
•On January 26, 2024, Telefónica's voluntary partial tender offer for shares of Telefónica Deutschland was settled. See "—Public Takeover Offers" above.
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
•Big Data, Artificial Intelligence and innovation to add value to our customers.
•Continued focus on the simplification of processes, cost efficiencies, right-sizing and the realization of synergies in the United Kingdom. Additionally, the Company is driving efficiencies to reduce OpEx through switching from copper to fiber broadband networks and legacy technology switch-off. In Spain, Telefónica plans to switch off all copper access loops by April 2024, and the Company is focusing its CapEx on 5G deployment in several segments.
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
•Fiber, 4G and 5G deployment enables Telefónica to maintain and grow its customer base in terms of accesses, and decrease churn, by offering customers a better experience. These networks help Telefónica to contribute to make technology more accessible and sustainable, to continue to maintain high quality services for home offices and a higher consumption of entertainment services.
•In recent years, Telefónica has diversified its revenue mix with adjacent businesses. These efforts include: Solar 360, a joint venture of Repsol and Telefónica Spain, formed to develop a solar self-consumption business; Movistar Prosegur Alarmas, a security joint venture formed by Prosegur and Telefónica Spain in September 2020; Vivo Ventures, a corporate venture capital fund created with Telefonica Open Innovation, through which Telefónica has committed to invest in the Brazilian "fintech" Klavi, to reinforce Telefónica's presence in the financial solutions sector; and the TeCuida smartwatch, a new telecare device and service for people over 60 years and people with a low degree of dependency that detects falls, inside and outside the home. It also assists users in emergency situations, anywhere, 24 hours a day, 7 days a week, locating the person, notifying their contacts and arranging for any needed assistance.

Results Highlights
In 2023, Telefónica delivered a good operational performance. Telefónica maintained a strong market position, growing in high-value accesses such as fiber and mobile contract. We have grown in reported revenue y-o-y with lower churn compared to 2022. Investments in next generation networks, like Fiber, 4G and 5G, have allowed Telefónica to maintain and grow its customer base in terms of accesses, and decrease churn, by offering customers a better experience. In addition, Telefónica has driven efficiencies to reduce OpEx by switching from copper to fiber broadband networks and switching off certain legacy technologies, network sharing, reducing energy costs through hedging agreements and right-sizing the organization.
The table below shows the evolution of accesses over the past three years as of December 31 of such years:

ACCESSES (1)
Thousands of accesses	2021	2022	2023	% YoY 22/21	% YoY 23/22
Fixed telephony accesses (2)	29,966.9	27,941.9	26,261.2	(6.8%)	(6.0%)
Broadband	25,833.3	26,303.9	26,787.8	1.8%	1.8%
UBB	22,281.8	23,757.7	25,048.7	6.6%	5.4%
FTTH	12,243.8	14,273.0	16,121.4	16.6%	13.0%
Mobile accesses	277,793.3	292,168.1	298,569.5	5.2%	2.2%
Prepay	129,675.7	129,685.7	127,766.9	0.0%	(1.5%)
Contract	117,432.1	126,242.3	130,134.1	7.5%	3.1%
IoT	30,685.4	36,240.1	40,668.5	18.1%	12.2%
Pay TV	11,111.7	10,586.5	10,258.5	(4.7%)	(3.1%)
Retail Accesses	344,945.5	357,213.3	362,073.4	3.6%	1.4%
Wholesale Accesses	24,173.3	25,932.9	25,724.2	7.3%	(0.8%)
Fixed wholesale accesses	3,694.5	3,665.7	3,579.9	(0.8%)	(2.3%)
FTTH wholesale accesses	2,988.0	3,211.7	3,295.3	7.5%	2.6%
Mobile wholesale accesses	20,478.8	22,267.2	22,144.3	8.7%	(0.6%)
Total Accesses	369,118.9	383,146.2	387,797.6	3.8%	1.2%
Notes:
(1) The table includes, with respect to 2021, accesses of Telefónica El Salvador (1.8 million total accesses as of December 31, 2021). The sale of Telefónica El Salvador was completed on January 13, 2022.
(2) Includes fixed wireless and VoIP accesses.

The table below shows the evolution of accesses by segment:

	22/21 YoY variation	23/22 YoY variation	% Over Total Accesses
Accesses			2021	2022	2023
Telefónica Spain	0.9%	1.2%	10.9%	10.6%	10.6%
VMO2	3.1%	(0.2%)	15.2%	15.1%	14.9%
Telefónica Germany	(2.6%)	1.9%	13.6%	12.8%	12.9%
Telefónica Brazil	13.7%	0.6%	26.8%	29.3%	29.2%
Telefónica Hispam	0.5%	1.4%	29.9%	29.0%	29.0%
Other companies	(6.6%)	8.4%	3.7%	3.3%	3.5%
Accesses 2023 vs 2022
Telefónica’s total accesses were 387.8 million as of December 31, 2023, increasing 1.2% year-on-year. This increase was mainly attributable to mobile accesses in particular in Telefónica Hispam, Telefónica Brazil and Telefónica Germany as well as growth in VMO2's IoT accesses.
Mobile accesses totaled 298.6 million as of December 31, 2023, up 2.2% compared to December 31, 2022, an increase mainly attributable to the growth in mobile accesses in Telefónica Hispam and postpaid accesses in Telefónica Brazil. Postpaid accesses represented 50.5% of the Group's total mobile accesses in 2023, excluding IoT accesses (+1.1 p.p.).
Fixed broadband accesses stood at 26.8 million at December 31, 2023, up 1.8% year-on-year. Retail fiber (FTTH) accesses stood at 16.1 million at December 31, 2023, growing by 13.0% compared to December 31, 2022.
Pay TV accesses totaled 10.3 million as of December 31, 2023, down 3.1% year-on-year, mainly due to the strategic decision to discontinue the DTH service in Telefónica Brazil and in Telefónica Spain due to higher penetration of customers in service bundles that do not include TV.
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
The tables below show the evolution of Telefónica's estimated access market share for mobile and fixed broadband for the past three years.

Competitive Position Evolution
		Mobile Market Share (1)
Telefónica	2021	2022	2023
Spain	27.6%	27.5%	27.3%
United Kingdom (2)	30.1%	29.6%	28.9%
Germany	34.9%	34.2%	32.9%
Brazil	33.1%	38.9%	38.7%
Argentina	29.2%	28.5%	28.2%
Chile	25.8%	25.5%	27.0%
Peru	30.4%	29.0%	27.1%
Colombia	26.0%	25.6%	24.8%
Venezuela	54.7%	53.3%	53.9%
Mexico	19.5%	18.3%	18.2%
Ecuador	31.5%	31.4%	30.1%
Uruguay	29.1%	27.8%	24.6%
(1) Internal estimates in each year.
(2) The percentage refers to VMO2's market share as of September of each year.

		FBB Market Share (1)
Telefónica	2021	2022	2023
Spain	35.3%	34.0%	32.8%
Brazil	15.3%	14.6%	14.2%
Argentina	11.7%	11.3%	11.5%
Chile	29.8%	31.5%	31.5%
Peru	61.0%	55.1%	43.8%
Colombia	13.8%	15.1%	16.2%
(1) Internal estimates.

Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,			Variation		Variation
Consolidated Results	2021	2022	2023	2022 vs 2021		2023 vs 2022
Millions of euros	Total	Total	Total	Total	%	Total	%
Revenues	39,277	39,993	40,652	716	1.8%	659	1.6%
Other income	12,673	2,065	1,541	(10,608)	(83.7%)	(524)	(25.4%)
Supplies	(12,258)	(12,941)	(13,298)	(683)	5.6%	(357)	2.8%
Personnel expenses	(6,733)	(5,524)	(7,207)	1,209	(18.0%)	(1,683)	30.5%
Other expenses	(10,976)	(10,741)	(10,298)	235	(2.1%)	443	(4.1%)
Operating income before depreciation and amortization (OIBDA)	21,983	12,852	11,390	(9,131)	(41.5%)	(1,462)	(11.4%)
OIBDA Margin	56.0%	32.1%	28.0%		(23.8 p.p.)		(4.1 p.p)
Depreciation and amortization	(8,397)	(8,796)	(8,797)	(399)	4.8%	(1)	0.0%
Amortization of intangible assets, depreciation of property, plant and equipment	(6,748)	(6,731)	(6,638)	17	(0.2)%	93	(1.4%)
Amortization of rights of use	(1,649)	(2,065)	(2,159)	(416)	25.2%	(94)	4.6%
OPERATING INCOME	13,586	4,056	2,593	(9,530)	(70.1%)	(1,463)	(36.1%)
Operating Margin	34.6%	10.1%	6.4%		(24.4 p.p.)		(3.8 p.p)
Share of (loss) income of investments accounted for by the equity method	(127)	217	(2,162)	344	c.s.	(2,379)	c.s.
Net financial expense	(1,364)	(1,313)	(1,904)	51	(3.7%)	(591)	45.0%
(LOSS) PROFIT BEFORE TAX	12,095	2,960	(1,473)	(9,135)	(75.5%)	(4,433)	c.s.
Corporate income tax	(1,378)	(641)	899	737	(53.5%)	1,540	c.s.
(LOSS) PROFIT FOR THE YEAR	10,717	2,319	(574)	(8,398)	(78.4%)	(2,893)	c.s.
Attributable to equity holders of the parent	8,137	2,011	(892)	(6,126)	(75.3%)	(2,903)	c.s.
Attributable to non-controlling interests	2,580	308	318	(2,272)	(88.0%)	10	3.1%
c.s.: change of sign
Analysis of Results 2023 vs 2022
The Group's operating results in 2023, compared to 2022, have been impacted mainly by:
–Restructuring costs: The impact of restructuring costs was much higher in 2023 (1,538 million euros) than in 2022 (179 million euros). Restructuring costs in 2023 related mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023.
–Capital gains/losses on sale of business: In 2022 Telefónica booked gains from the sale of fiber optic assets in Colombia (162 million euros) and in the United Kingdom (20 million euros) (see Notes 10 and 26 to the Consolidated Financial Statements). Telefónica did not book gains from similar sales in 2023.

–Foreign exchange effects and hyperinflationary adjustments: Foreign exchange effects (without considering the impact of hyperinflationary countries) had a small positive impact on our 2023 results compared with 2022, when there was significant appreciation of the Brazilian real against the euro that positively impacted our 2022 results. In relation to hyperinflationary countries, the exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the consolidated financial statements as of and for the year ended December 31, 2023 was the closing exchange rate as of December 31, 2023 which was 893.45 Argentine pesos per euro (189.08 Argentine pesos per euro as of December 31, 2022). The annual inflation rate in Argentina for 2023 was 211%. As a result of these changes in the exchange and inflation rates, in 2023 Telefónica Argentina contributed 1,237 million euros to the consolidated revenues of the Telefónica Group and a loss of 199 million euros to the consolidated operating income of the Telefónica Group (2,066 million euros and a loss of 270 million euros, respectively, in 2022).
–Impairment of goodwill and other assets: In 2023 the impairment of goodwill amounted to 58 million euros in Telefónica Ecuador. In 2022 the impairment of assets amounted to 77 million euros, in Telefónica Argentina.
–Impairment of goodwill in investments accounted for by the equity method: In 2023, VMO2 recorded an impairment of goodwill amounting to 3,572 million euros, with an impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Telefónica Group.
Further, the Group's operating results in 2023 and 2022 were impacted by the acquisition of the mobile assets of the Oi Group on April 20, 2022 for consideration of 1,093 million euros, which was entirely paid in 2022. See "Item 10. Additional Information—Material Contracts—Purchase Agreement for Acquisition of UPI Mobile Assets of the Oi Group" for additional information. See also "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review”.
Revenues in 2023 totaled 40,652 million euros, increasing 1.6% year-on-year due mainly to the growth in service revenues (+1.5%) and handset sales (+3.0%).
Other income mainly includes capitalized costs on fixed assets, gains on disposals and other operating income. In 2023, other income totaled 1,541 million euros compared to 2,065 million euros recorded in 2022, a decrease of 25.4%. The higher amount in 2022 was impacted by the capital gains resulting from the sale of fiber optic assets in Colombia (162 million euros) (see Notes 10 and 26 to the Consolidated Financial Statements).
The evolution of expenses is explained below:
•Supplies amounted to 13,298 million euros in 2023, up 2.8% year-on-year, mainly as a result of higher handset costs in all segments due to higher commercial activity with a higher number of gross adds and continued inflation.
•Personnel expenses amounted to 7,207 million euros in 2023, up by 30.5% year-on-year compared to 2022, mainly as a result of higher restructuring costs (+24.6 p.p.) which relate mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023, resulting in a provision of 1,320 million euros, before taxes, and higher expenses in all segments.
The average headcount was 104,124 employees in 2023, up 1.5% compared to 2022.
•Other expenses amounted to 10,298 million euros in 2023, down 4.1% year-on-year. This decrease was mainly attributable to lower expenses in Telefónica Spain, as a result of lower energy costs as well as savings associated with higher efficiencies, mainly related to network and system costs, and Telefónica Brazil, due to the acquisition price adjustment recorded in connection with Oi’s assets and cost efficiencies due to digitalization.
As a result of the foregoing, OIBDA totaled 11,390 million euros in 2023, compared to 12,852 million euros in 2022, a year-on-year decrease of 11.4%. The period-on-period evolution was strongly impacted by total restructuring expenses in 2023 of 1,538 million euros (-10.6 p.p.), which relate mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros before taxes) and the decrease in capital gains recorded in “Other income” from the sale of businesses compared to 2022.

OIBDA is a non-GAAP financial measure. For a reconciliation of OIBDA to operating income, see “Item 5. Operating and Financial Review and Prospects- Non-GAAP Financial Information”.
Depreciation and amortization amounted to 8,797 million euros in 2023. It remained stable compared to 2022 (8,796 million euros).
Operating income totaled 2,593 million euros in 2023 compared to 4,056 million euros recorded in 2022. The period-on-period evolution was strongly impacted by the total restructuring expenses in 2023 (-33.5 p.p.), which relate mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (1,320 million euros before taxes) and the capital gains on the sale of businesses in 2022 (-4.3 p.p.).
The share of (loss) income of investments accounted for by the equity method in 2023 was a loss of 2,162 million euros, compared to an income of 217 million euros in 2022, mainly due to the results of VMO2, which were adversely affected by a goodwill impairment amounting to 3,572 million euros (1,786 million euros of which is reflected in the consolidated income statement of the Telefónica Group), mainly due to the decrease in projected cash flows of VMO2 as a consequence of the effects of the macroeconomic conditions and competitive environment in the United Kingdom and the increase in the discount rate (WACC).
Net financial expense amounted to 1,904 million euros in 2023, increasing 591 million euros compared to 2022. The lower amount in 2022 was mainly due to extraordinary income of 526 million euros related to payments by the Spanish administration to the Group of delayed interest in connection with tax litigation in Spain.
Corporate income tax represents an income of 899 million euros in 2023 compared to an expense of 641 million euros in 2022, mainly due to the tax effect of the provision associated with the Collective Redundancies Plan and the recognition of deferred tax assets for the future use of tax credits, both in Spain.
As a result, losses for the year attributable to equity holders of the parent in 2023 was 892 million euros, compared to a profit of 2,011 million euros in 2022.
Profit attributable to non-controlling interests was 318 million euros in 2023 (compared to 308 million euros in 2022). The variation is mainly due to an increase in profit attributable to non-controlling interests in Brazil, partially offset by a decrease in profit attributable to non-controlling interests in Colombia.
CapEx totaled 5,579 million euros in 2023, down 4.1% year-on-year, impacted by lower spectrum purchases in 2023 (-1.6 p.p.).
OIBDA-CapEx stood at 5,811 million euros in 2023, decreasing by 17.4%, strongly affected by restructuring expenses (-19.3 p.p.), which relate mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros before taxes) and the decrease in capital gains on the sale of businesses compared to 2022 (-2.5 p.p.), partially offset by lower spectrum purchases (+1.3 p.p.).
Analysis of Results 2022 vs 2021
The Group's operating results in 2022, compared to 2021, have been impacted mainly by:
–Changes in the scope of consolidation: The main changes in 2022 and 2021 were the exclusion from the perimeter of consolidation of the entities that comprised our former Telefónica United Kingdom segment (after the incorporation of VMO2 in June 2021, the results for which were accounted for under the equity method, based on the Group’s 50% stake), the towers divisions of Telxius Group (since their sale in June 2021), Telefónica de Costa Rica (since its sale in August 2021) and InfraCo, SpA in Chile (since the sale of a 60% interest therein in July 2021).
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
–Foreign exchange effects: Foreign exchange effects (without considering the impacts of hyperinflationary countries) had a positive impact on our 2022 results compared with 2021, mainly due to the appreciation of the Brazilian real.
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
Further, the Group's operating results in 2022 were impacted by the acquisition of the mobile assets of the Oi Group on April 20, 2022 for consideration of 1,093 million euros. See "Item 10. Additional Information—Material Contracts—Purchase Agreement for Acquisition of UPI Mobile Assets of the Oi Group" for additional information. See also "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review”.
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
Other income mainly includes capitalized costs on fixed assets. In 2022, other income totaled 2,065 million euros compared to 12,673 million euros recorded in 2021. In 2022, other income included the capital gains resulting from the sale of fiber optic assets in Colombia (162 million euros) and the sale of fiber optic assets in United Kingdom (20 million euros) (see Notes 10 and 26 to the Consolidated Financial Statements). In 2021, other income included the capital gains from the sale of the Telxius towers business (6,099 million euros), the establishment of VMO2 (4,460 million euros), the sale of 60% of the shares in InfraCo, SpA in Chile (274 million euros), the sale of Telefónica de Costa Rica to Liberty Global (136 million euros) and the establishment of FiBrasil (26 million euros).
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
Operating income totaled 4,056 million euros in 2022 compared to 13,586 million euros recorded in 2021. The period-on-period evolution was strongly impacted by the capital gains on the sale of businesses in 2021 mentioned above (-79.6 p.p.), the changes in the scope of consolidation (-8.2 p.p.) and the increase in depreciation and amortization.
The share of (loss) income of investments accounted for by the equity method in 2022 was an income of 217 million euros, compared to a loss of 127 million euros in 2021, mainly due to the respective results of VMO2, affected by changes in the fair value of derivatives.
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
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefónica Spain over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2021	2022	2023	% YoY 22/21	% YoY 23/22
Fixed telephony accesses (1)	8,376.3	8,102.3	7,948.4	(3.3%)	(1.9%)
Broadband	5,874.9	5,854.5	5,934.7	(0.3%)	1.4%
FTTH	4,847.6	5,042.2	5,345.4	4.0%	6.0%
Mobile accesses	18,484.6	19,347.3	20,115.0	4.7%	4.0%
Prepay	752.5	796.0	705.4	5.8%	(11.4%)
Contract	15,210.7	15,099.5	15,296.8	(0.7%)	1.3%
IoT (2)	2,521.5	3,451.8	4,112.8	36.9%	19.1%
Pay TV	3,716.4	3,526.3	3,426.4	(5.1%)	(2.8%)
Retail Accesses	36,460.9	36,838.9	37,424.5	1.0%	1.6%
Wholesale Accesses	3,674.3	3,653.6	3,567.8	(0.6%)	(2.3%)
FTTH Wholesale Accesses	2,982.0	3,206.1	3,289.7	7.5%	2.6%
Total Accesses	40,135.2	40,492.6	40,992.3	0.9%	1.2%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Accesses in 2022 include an upward revision of approximately 500 thousand IoT accesses recorded in March 2022.
In Telefónica Spain, the following new developments stand out in 2023. In January 2023, Telefónica Spain made all customers' data plans unlimited (except for prepaid plans), eliminating all out-of-bundle excess data charges, allowing users to continue to navigate the Internet (at reduced speeds) after crossing specified usage thresholds.
In addition to unlimited voice and data, Movistar now offers Movistar Cloud, an unlimited cloud storage service available to all mobile customers, allowing customers to save all files, photos, videos and documents in a single place or consult them from the application included in the Movistar Plus+ decoder. In addition, Movistar's offering also now includes an integrated Secure Connection service, allowing users to navigate securely on mobile devices and on the home Wi-Fi network.
With these new features, customers can choose the products and services they need, with the confidence of having best-in-class connectivity and unlimited mobile navigation, supported by best-in-class experience in quality navigation and by broad 5G coverage, which as of December 2023 reached 87.0% of the population in Spain.
Additionally, Movistar continues to expand its offering aimed at making the lives of its customers easier, aspiring to become a comprehensive provider of services for the home and people. In May 2023, the TeCuida smartwatch was presented, a new telecare device and service for people over 60 years and people with a low degree of dependency that detects falls, inside and outside the home. It also assists users in emergency situations, anywhere, 24 hours a day, 7 days a week, locating the person, notifying their contacts and arranging for any needed assistance.
In August 2023, Movistar Plus+ was launched, a reinforced new OTT TV service that replaces Movistar Plus Lite. The streaming service is available regardless of the customer's TV or Internet provider.
The service includes: one movie premiere per day, the main sports events, original and international series, documentaries, and entertainment programs, as well as one game of "LaLiga" and of the Champions League per match day.

In addition, as part of its commitment to sustainability, Movistar has developed an online platform and tools to support the Ecomar Foundation in raising awareness among young people about caring for the seas and waste management problems.
Additionally, Movistar Prosegur Alarmas, the joint venture of Prosegur and Telefónica Spain, reached 487 thousand customers as of December 31, 2023, an increase of 9.7% as compared to December 31, 2022.
Accesses 2023 vs 2022
Telefónica Spain had 41.0 million accesses as of December 31, 2023, an increase of 1.2% as compared to December 31, 2022, due mainly to an increase in the IoT accesses base.
The convergent offer (residential and SMEs) had a customer base of 4.5 million customers as of December 31, 2023, a decrease of 0.1% y-o-y.
Retail fixed accesses totaled 7.9 million and decreased 1.9% as compared to December 31, 2022, with a net loss of 154 thousand accesses as of December 31, 2023.
Retail broadband accesses totaled 5.9 million (+1.4% y-o-y), with a net gain of 80 thousand accesses as of December 31, 2023.
Retail fiber (FTTH) accesses reached 5.3 million customers (+6.0% as compared to December 31, 2023), representing 90.1% of total retail broadband customers (+3.9 p.p. y-o-y) with net adds of 303 thousand accesses as of December 31, 2023. At December 31, 2023, fiber deployment reached 29.3 million premises, 1.2 million more than at December 31, 2022.
Total retail mobile accesses stood at 20.1 million as of December 31, 2023, an increase of 4.0% as compared to December 31, 2022 as a result of an increase in the IoT accesses base (+19.1% y-o-y) and contract accesses (+1.3% y-o-y), with a decrease in mobile prepay accesses (-11.4% y-o-y).
Pay TV accesses reached 3.4 million at December 31, 2023, decreasing 2.8% year-on-year due to a higher penetration of customers in service bundles that do not include TV.
Wholesale accesses stood at 3.6 million at December 31, 2023, down 2.3% year-on-year, and wholesale fiber (FTTH) accesses were up 2.6% year-on-year (92.2% of total wholesale accesses at December 31, 2023 compared with 87.8% at December 31, 2022).
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
The table below shows Telefónica Spain’s results over the past three years:

Millions of euros
TELEFÓNICA SPAIN	2021	2022	2023	% YoY 22/21	% YoY 23/22
Revenues	12,417	12,497	12,654	0.6%	1.3%
Mobile handset revenues	400	548	518	37.4%	(5.4%)
Revenues ex-mobile handset sales	12,017	11,948	12,136	(0.6%)	1.6%
Retail	9,699	9,662	9,872	(0.4%)	2.2%
Wholesale and Other	2,318	2,286	2,264	(1.4%)	(1.0%)
Other income	664	803	526	20.9%	(34.5%)
Supplies	(4,636)	(5,008)	(5,027)	8.0%	0.4%
Personnel expenses	(3,201)	(1,765)	(3,194)	(44.9%)	81.0%
Other expenses	(1,867)	(1,939)	(1,730)	3.9%	(10.8%)
OIBDA	3,377	4,588	3,229	35.9%	(29.6%)
Depreciation and amortization	(2,153)	(2,157)	(2,200)	0.2%	2.1%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,807)	(1,747)	(1,690)	(3.3%)	(3.2%)
Amortization of rights of use	(346)	(410)	(510)	18.3%	24.5%
Operating income	1,224	2,431	1,029	98.6%	(57.7%)
CapEx	1,815	1,550	1,607	(14.6%)	3.7%
OIBDA-CapEx	1,562	3,038	1,622	94.5%	(46.6%)

Analysis of results 2023 vs 2022
Revenues in 2023 amounted to 12,654 million euros, growing 1.3% y-o-y. This trend was supported by the evolution of revenues excluding mobile handset sales, which grew 1.6% year-on-year and is described below. This growth was partially offset by the 5.4% y-o-y decline in mobile handset revenues driven by higher volumes achieved during 2022 as a result of including the possibility to add devices in the convergent portfolio (beginning in February 2022 for the total convergent customer base) that boosted these revenues at the beginning of the initiative.
•Retail revenues totaled 9,872 million euros in 2023, increasing by 2.2% year-on-year, due in part to the recovery of the retail commercial activity and higher IT revenues as a result of higher demand for digitalization projects in the B2B segment.
•Wholesale and other revenues totaled 2,264 million euros in 2023, decreasing by 1.0% year-on-year, due mainly to the decrease in fixed traffic revenues, mobile interconnection revenues due to lower mobile termination rates, and the impact of less "LaLiga" (Spanish football league) content available in the wholesale offer after mid-August 2022 (after a competitor obtained a portion of the broadcasting rights for the 2022/2023 season), partially offset by the growth of roaming-in revenues and the growth of revenues from MVNOs.
The evolution of expenses is explained below:
•Supplies amounted to 5,027 million euros in 2023, up 0.4% year-on-year compared to 2022, mainly attributable to the increase in costs related to IT revenue growth.
•Personnel expenses amounted to 3,194 million euros in 2023, up 81.0% year-on-year compared to 2022. The year-on-year evolution was mainly attributable to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros before taxes) and wage increases driven by inflation.

•Other expenses amounted to 1,730 million euros in 2023, down 10.8% year-on-year compared to 2022, as a result of lower energy costs as well as savings associated with higher efficiencies, mainly related to network and system costs.
OIBDA reached 3,229 million euros in 2023, a year-on-year decrease of 29.6%.
Depreciation and amortization amounted to 2,200 million euros in 2023, increasing by 2.1% year-on-year, mainly explained by growth of the amortizable base of rights of use.

Operating income amounted to 1,029 million euros in 2023, a year-on-year decrease of 57.7%. Operating income was adversely affected in 2023 mainly by the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros before taxes). The higher personnel costs, IT costs related to IT revenue growth and cost increases due to inflation were partially offset by the higher service revenues.
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
•Wholesale and other revenues totaled 2,286 million euros in 2022, decreasing by 1.4% year-on-year, due mainly to the decrease in fixed traffic revenues, mobile interconnection revenues due to lower mobile termination rates, and the impact of less "LaLiga" content available in the wholesale offer since mid-August. These have been partially offset by the recovery in roaming-in revenues to pre-pandemic levels and the growth of revenues from MVNOs.
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

VMO2
In accordance with applicable accounting standards, Telefónica's share in the results of VMO2, our 50:50 joint venture with Liberty Global plc in the United Kingdom, is presented in a single line of the income statement, “Share of (loss) income of investments accounted for by the equity method”. However, the VMO2 segment information included in this section is presented using management criteria and shows 100% of VMO2's results; Telefónica’s actual percentage ownership of VMO2 is 50%.
In 2023, VMO2 recorded an impairment of goodwill amounting to 3,572 million euros, with an impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Telefónica Group. The impairment is related to an increase in VMO2’s weighted average cost of capital and the impacts of the macroeconomic conditions and the competitive environment in the United Kingdom on estimated future cash flows of VMO2.
More than two years after the formation of VMO2, the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country, all in a context of economic headwinds due to adverse macroeconomic conditions in the United Kingdom.
VMO2’s gigabit fixed network footprint reached the milestone of 17 million premises at the end of 2023. The company rolled its fiber out faster than ever before, delivering 833,100 additional premises serviceable in the year, with the majority of these premises forming part of the FTTH network of nexfibre, a joint venture among T. Infra, Liberty Global and InfraVia (for additional information on this joint venture, see "Item 10. Additional Information—Material Contracts—Agreement reached by T. Infra, Liberty Global and InfraVia for the establishment of a fiber-to-the-home (FTTH) joint venture in the United Kingdom").
Across 2023, through a mix of the continued upgrade of VMO2’s own network and expansion of the nexfibre network, the company expanded its fiber footprint by 1.7 million premises, bringing its total fiber reach to over 4 million homes.
In its mobile business, VMO2 reached the target of 50% UK outdoor 5G population coverage, and there is a commitment to meet the UK government’s stated target of providing 5G standalone coverage in all populated areas of the United Kingdom by 2030. Additionally, the company improved network reliability by boosting 4G capacity in 465,000 postcodes during 2023 and delivered its one hundredth site as part of the Shared Rural Network program, a collaborative effort among the UK’s major network operators and the government.
Company integration continued to advance with the migration of more than 3 million Virgin Mobile customers to O2 in November 2023 and further mobile backhaul integration utilizing the company’s own fixed network.
The table below shows the evolution of accesses of VMO2 over the past three years as of December 31 of such years:

ACCESSES (1)
Thousands of accesses	2021	2022	2023	% YoY 22/21	% YoY 23/22
Fixed telephony accesses	4,742.5	4,239.7	3,876.5	(10.6%)	(8.6%)
Broadband	5,626.7	5,661.6	5,724.7	0.6%	1.1%
UBB	5,596.8	5,653.8	5,717.6	1.0%	1.1%
Mobile accesses	32,276.8	33,831.3	35,216.3	4.8%	4.1%
Prepay	8,119.1	7,968.3	7,617.9	(1.9%)	(4.4%)
Contract	15,938.1	16,087.6	16,122.3	0.9%	0.2%
IoT	8,219.7	9,775.5	11,476.1	18.9%	17.4%
Pay TV	3,375.1	3,194.1	3,146.9	(5.4%)	(1.5%)
Retail Accesses	46,021.1	46,926.8	47,964.4	2.0%	2.2%
Wholesale Accesses	9,966.6	10,818.6	9,644.9	8.5%	(10.8%)
Total Accesses	55,987.8	57,745.4	57,609.3	3.1%	(0.2%)

(1) The access information provided as of December 31, 2023, 2022 and 2021 includes 100% of the accesses of VMO2. Telefónica’s actual percentage ownership of VMO2 is 50%.
Accesses 2023 vs 2022
The total accesses base decreased 0.2% year-on-year and stood at 57.6 million as of December 31, 2023, mainly driven by the decrease in wholesale caused by the migration of customers from one of the business’s smaller MVNO partners to BT (completed in the second half of 2023), partially offset by the increase in the mobile accesses base, which grew 4.1% year-on-year and reached 35.2 million accesses supported by growth in contract and IoT accesses.
The contract mobile customer base grew 0.2% year-on-year and reached 16.1 million accesses adding 35 thousand new accesses to the base in 2023.
The prepay mobile customer base decreased 4.4% year-on-year and totaled 7.6 million accesses, a decline of 350 thousand accesses in 2023.
IoT mobile customer base grew 17.4% year-on-year and reached 11.5 million accesses underpinned by the Smart Metering Implementation Programme roll out. The Smart Metering Implementation Programme (SMIP) is an energy-industry led program which aims to roll-out approximately 53 million smart electricity and gas meters to domestic properties and non-domestic sites in the United Kingdom.
The fixed broadband base grew 1.1% year-on-year and reached 5.7 million accesses, adding 63 thousand new accesses in 2023 supported by the increase in customer demand for higher speeds. UBB accesses grew 1.1% year-over-year with a net gain of 64 thousand new accesses in 2023. The company’s average broadband speed is 358 Mbps and increased 18.9% year-on-year, reaching speeds five times higher than the national speed average, according to Ofcom.
Accesses 2022 vs 2021
The total accesses base grew 3.1% year-on-year and stood at 57.7 million as of December 31, 2022, mainly driven by the increase in the mobile accesses base, which grew 4.8% year-on-year and reached 33.8 million accesses.
The contract mobile customer base grew 0.9% year-on-year and reached 16.1 million accesses, adding 150 thousand new accesses to the base in 2022. Churn remained stable at low levels.
The prepay mobile customer base decreased 1.9% year-on-year and totaled 8.0 million accesses, a decline of 151 thousand accesses in 2022.
IoT mobile customer base grew 18.9% year-on-year and reached 9.8 million accesses, underpinned by the Smart Metering Implementation Programme roll out.
The fixed broadband base grew 0.6% year-on-year and reached 5.7 million accesses, adding 35 thousand new accesses in 2022. UBB accesses grew 1.0% year-on-year with a net gain of 57 thousand new accesses in 2022, supported by the increase in customer demand for higher speeds. The company’s average broadband speed is 301 Mbps and increased 41% year-on-year, reaching speeds five times higher than the national average.
The table below shows the evolution of the VMO2 segment's results over the past three years (which, for the purposes of 2021, consists of the results obtained by VMO2 from June 1 (the date on which VMO2 was established) to December 31, 2021):

Millions of euros
VMO2	June 1 to December 31, 2021	January 1 to December 31, 2022	January 1 to December 31, 2023	% YoY 23/22
Revenues	7,223	12,155	12,547	3.2%
Mobile Business	4,122	6,938	6,840	(1.4%)
Handset revenues	1,234	1,894	1,749	(7.7%)
Fixed Business	2,782	4,639	4,453	(4.0%)
Other	319	578	1,254	117.0%
Other income	290	551	516	(6.3%)
Supplies	(2,601)	(4,019)	(4,294)	6.8%
Personnel expenses	(786)	(1,348)	(1,303)	(3.3%)
Other expenses	(1,676)	(2,938)	(3,035)	3.3%
Impairment of goodwill	—	—	(3,572)	c.s.
OIBDA	2,450	4,401	859	(80.5%)
Depreciation and amortization	(2,395)	(4,170)	(3,685)	(11.6%)
Operating (loss) income	55	231	(2,826)	c.s.
Share of income of investments accounted for by the equity method	—	1	2	n.s.
Financial income	27	24	55	126.3%
Financial expenses	(504)	(1,020)	(1,436)	40.7%
Realized and unrealized qains on derivate instruments, net (1)	489	2,567	(924)	c.s.
Foreign currency transaction losses, net	(367)	(1,296)	677	c.s.
Net financial expense	(355)	275	(1,628)	c.s.
Result before taxation	(300)	507	(4,452)	c.s.
Result for the period	(235)	492	(4,187)	c.s.
CapEx	1,508	2,707	2,408	(11.1%)
OIBDA-CapEx	942	1,694	(1,549)	c.s.
c.s.: change of sign
Notes:
(1) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.
Analysis of results 2023 vs 2022
In 2023, revenues amounted to 12,547 million euros, growing 3.2% year-on-year, mainly due to the nexfibre revenues contribution (where VMO2 is the anchor wholesale tenant) and the price increases implemented by VMO2, partially offset by the depreciation of the pound sterling and the decline in the access base.
•Mobile business revenues amounted to 6,840 million euros in the year 2023, declining by 1.4% as a result mainly of the decrease in handset revenues (where there were deteriorating margins) and the depreciation of the pound sterling, partially offset by the price increases implemented by VMO2.
•Fixed business revenues amounted to 4,453 million euros in the year 2023, decreasing by 4.0%, mainly due to reduced customer spend (driven by the increased cost-of-living) and the depreciation of the pound sterling, partially offset by the price increases implemented by VMO2. Moreover, B2B fixed revenue decreased due to lower prices offered upon customer contract renewals and customer shifts to lower-cost products and services.
•Other revenues amounted to 1,254 million euros in the year 2023, a 117.0% increase driven by revenues from construction, network and other services provided to nexfibre, the FTTH joint venture formed by Telefónica Infra, Liberty Global and InfraVia.
The evolution of expenses is explained below:

•Supplies amounted to 4,294 million euros in 2023, up 6.8% year-on-year compared to 2022 driven by nexfibre growth offset in part by synergies realization, cost efficiencies, lower hardware sales and the depreciation of the pound sterling.
•Personnel expenses amounted to 1,303 million euros in 2023, down 3.3% year-on-year compared to 2022 positively impacted by the realization of synergies through the execution of restructuring plans aiming to deliver a single operating model and a leaner company and the depreciation of the pound sterling, partially offset by higher restructuring costs.
•Other expenses amounted to 3,035 million euros in 2023, up 3.3% year-on-year compared to 2022, attributable to inflationary tensions, including higher energy costs, and integration costs, partially offset by the depreciation of the pound sterling.
•In addition, VMO2 recorded an impairment of goodwill amounting to 3,572 million euros,related to an increase in VMO2’s weighted average cost of capital and the impacts of the macroeconomic conditions and competitive environment in the United Kingdom on estimated future cash flows of VMO2.
OIBDA in 2023 reached 859 million euros, decreasing 80.5% year-on-year in reported terms.
Depreciation and amortization amounted to 3,686 million euros in 2023, decreasing by 11.6% year-on-year, impacted by a lower depreciable base and the depreciation of the pound sterling (-1.8 p.p.).
Operating loss amounted to 2,826 million euros in the year 2023, compared to 231 million euros in 2022, mainly due to the impairment of goodwill amounting to 3,572 million euros.
Analysis of results 2022 vs 2021
Year-on-year changes are mainly explained by the fact that the VMO2 segment's results for 2022 include VMO2’s results for the full year, whereas the VMO2 segment's results for 2021 include VMO2’s results for seven months only (since June 1, 2021, the date on which VMO2 was established). Further, the 2021 results were adversely affected by restructuring and integration costs incurred in connection with the incorporation of VMO2. Since both periods are not entirely comparable, the below explanations discuss the drivers of the 2022 and 2021 results separately.
In 2022, revenues amounted to 12,155 million euros supported by the price increase in fixed and mobile businesses alongside with synergies realization, offset in part by the impact of the macroeconomic downturn.
•Mobile business revenues amounted to 6,938 million euros in 2022 and included 1,894 million euros from handset sales, which were impacted by the current macroeconomic environment, mitigated in part by price increases and the recovery of roaming revenues.
•Fixed business revenues amounted to 4,639 million euros in 2022, impacted by the decline in fixed-line ARPU driven in part by the increasing cost-of-living, partially mitigated by price increases.
•Other revenues amounted to 578 million euros in 2022 driven by the roll out of the Smart Metering Implementation Programme and other digital products.
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
Operating income amounted to 231 million euros in 2022 underpinned by price rises in fixed and mobile businesses and cost efficiencies and synergies, mitigating the impact of inflation.
For the period from June 1 to December 31, 2021, total revenues amounted to 7,223 million euros, reflecting the combination of the fixed and mobile products and services brought together by Telefónica United Kingdom and Virgin Media.
OIBDA totaled 2,450 million euros for the period from June 1 to December 31, 2021 and was adversely impacted by the restructuring and other integration costs.
Depreciation and amortization totaled 2,395 million euros for the period from June 1 to December 31, 2021.
Operating income totaled 55 million euros for the period from June 1 to December 31, 2021.
The table below shows the reconciliation between VMO2's results and the share of (loss) income of investments accounted for by equity method in Telefónica:

Millions of euros	June 1 to December 31, 2021	January 1 to December 31, 2022	January 1 to December 31, 2023
Result for the period (100% VMO2)	(235)	492	(4,187)
50% attributable to Telefónica Group	(117)	246	(2,094)
Share-based compensation (1)	14	14	8
Other adjustments	—	32	(20)
Share of (loss) income of investments accounted for by the equity method	(103)	292	(2,030)
(1) Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.

TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2021	2022	2023	% YoY 22/21	% YoY 23/22
Fixed telephony accesses (1)	2,179.6	2,211.6	2,299.9	1.5%	4.0%
Broadband	2,262.3	2,294.2	2,384.3	1.4%	3.9%
UBB	1,856.8	1,939.1	2,064.6	4.4%	6.5%
FTTH	4.5	13.9	28.3	208.5%	103.4%
Mobile accesses	45,693.6	44,306.6	45,072.4	(3.0%)	1.7%
Prepay	18,973.0	16,274.8	15,526.6	(14.2%)	(4.6%)
Contract	25,107.8	26,336.2	27,686.4	4.9%	5.1%
IoT	1,612.8	1,695.7	1,859.3	5.1%	9.7%
Retail Accesses	50,219.3	48,891.6	49,832.2	(2.6%)	1.9%
Total Accesses	50,219.3	48,891.6	49,832.2	(2.6%)	1.9%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

In 2023, Telefónica Germany continued solid growth due to robust commercial traction underpinned by its "more for more" O2 Mobile portfolio and its low churn levels.
Telefónica Germany’s key milestones in 2023 were as follows:
•Continued commercial success, with contract net additions up 9.9% year-on-year (1.4 million new clients supported by O2 and partner brands) in combination with low churn rates.
•Telefónica Germany made good progress with the densification and further roll-out of its green network. 5G network coverage stood at 95% as of December 31, 2023, thus achieving and exceeding the goal set for 2023, and leaving Telefónica Germany well on track to achieve nationwide 5G coverage by 2025 at the latest.
•In November 2023, Telefónica Germany and the 1&1 Group expanded the scope of a May 2021 national roaming agreement to include 5G mobile services, which services were activated on December 8, 2023. The expansion of the roaming agreement followed the 1&1 Group’s disclosure on August 2, 2023 that it will switch its host network operator in Germany from Telefónica Germany to Vodafone in the second half of 2024, under a long-term, exclusive national roaming partnership with Vodafone Group. This exclusivity arrangement includes the non-discriminatory provision of national roaming services in areas not yet covered by the new 1&1 mobile network and in particular includes access to the 5G network of Vodafone Group, including mobile communication standards 2G and 4G and future mobile communication standards and technologies. The agreement between the 1&1 Group and Vodafone will limit future network sharing opportunities with 1&1.
•On January 26, 2024, Telefónica’s voluntary partial tender offer for shares of Telefónica Deutschland was settled. See “Item 4. Information on the Company—History and Development of the Company—Public Takeover Offers”.
Accesses 2023 vs 2022
The total access base increased 1.9% year-on-year and stood at 49.8 million on December 31, 2023, mainly driven by a 1.7% increase in the mobile accesses base, which reached 45.1 million.
The contract mobile customer base grew 5.1% year-on-year and reached 27.7 million accesses, increasing the share over the total mobile accesses base to 61.4%. Net adds reached 1.4 million accesses driven by own brand gross adds momentum in combination with low churn levels. Churn rates remained at low levels based on the high network and service quality combination.

The prepay mobile customer base decreased 4.6% year-on-year to 15.5 million accesses, reflecting the German market trend of prepaid to postpaid migration. There was a net loss of 0.7 million prepay customers in 2023.
Broadband accesses reached 2.4 million accesses (up 3.9% y-o-y) with a net add of 90 thousand accesses in 2023, mainly driven by the good performance of “O2 myHome” tariff, continued VDSL demand and a low level of churn. Fiber and cable technologies are gaining more and more traction with high-value customers in these technologies.
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
Broadband accesses reached 2.3 million accesses (up 1.4% y-o-y), with a net add of 32 thousand accesses in 2022, reflecting the success of the "O2 myHome" tariff portfolio with high-speed cable and fiber connections as well as FMS (Fixed Mobile Substitution) driving customer demand.

The table below shows the evolution of Telefónica Germany’s results over the past three years:

Millions of euros
TELEFÓNICA GERMANY	2021	2022	2023	% YoY 22/21	% YoY 23/22
Revenues	7,765	8,224	8,614	5.9%	4.7%
Mobile Business	6,942	7,394	7,767	6.5%	5.0%
Handset revenues	1,450	1,652	1,872	13.9%	13.3%
Fixed Business	814	806	827	(1.0%)	2.7%
Other income	140	153	160	9.2%	4.7%
Supplies	(2,403)	(2,524)	(2,677)	5.0%	6.1%
Personnel expenses	(585)	(622)	(669)	6.2%	7.6%
Other expenses	(2,493)	(2,673)	(2,788)	7.2%	4.3%
OIBDA	2,424	2,558	2,640	5.5%	3.2%
Depreciation and amortization	(2,394)	(2,295)	(2,323)	(4.1%)	1.2%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,809)	(1,659)	(1,650)	(8.3%)	(0.5%)
Amortization of rights of use	(585)	(636)	(673)	8.9%	5.7%
Operating income	30	263	317	n.m.	20.8%
CapEx	1,284	1,209	1,133	(5.8%)	(6.3%)
OIBDA-CapEx	1,140	1,349	1,507	18.3%	11.7%
n.m.: not meaningful
Analysis of results 2023 vs 2022
Total revenues were 8,614 million euros in 2023, a year-on-year increase of 4.7%, driven by the increase in the mobile business.
–Mobile business revenues totaled 7,767 million euros, increasing 5.0% year-on-year. This reflects the sustained mobile service revenue momentum on the back of the ongoing strong commercial traction of the O2 brand and a solid contribution from partner brands selling O2 services.
–Handset revenues (which are included in mobile business revenues) amounted to 1,872 million euros, increasing 13.3% year-on-year due to high demand for accessories and high value devices supported by the “O2 myHandy” monthly-installment financing model.
–Fixed business revenues were 827 million euros, increasing 2.7% year-on-year, due to the good performance of “O2 myHome” tariff and the increasing demand of fiber and cable technologies.
Mobile ARPU was 10.8 euros (+6.5% y-o-y) due to the 15.3% year-on-year increase in prepay ARPU, offset in part by the 0.1% year-on-year decrease in contract ARPU. Data ARPU was 7.4 euros (+9.2% y-o-y), supported by the successful “O2 Mobile” portfolio.

TELEFÓNICA GERMANY	2021	2022	2023	% YoY 22/21	% YoY 23/22
ARPU (EUR)	10.0	10.1	10.8	1.5%	6.5%
Prepay	6.3	6.7	7.8	6.2%	15.3%
Contract (1)	13.5	13.3	13.2	(1.5%)	(0.1%)
Data ARPU (EUR)	6.1	6.7	7.4	10.8%	9.2%
(1) Excludes IoT.

The evolution of expenses is explained below:
•Supplies amounted to 2,677 million euros in 2023, increasing 6.1% year-on-year compared to 2022. This increase was mainly attributable to higher handset cost of sales partially offset by positive effects from cuts in the MTR (Mobile Termination Rate) fees paid to other operators.
•Personnel expenses amounted to 669 million euros in 2023, increasing 7.6% year-on-year compared to 2022, reflecting staff and wage increases, which were intended to support Telefónica Germany's transformation and growth plans.
•Other expenses amounted to 2,788 million euros in 2023, increasing 4.3% year-on-year compared to 2022 reflecting higher commercial costs, energy costs and higher technology costs required for the digital transformation of the company.
OIBDA totaled 2,640 million euros in 2023, increasing by 3.2% y-o-y.
Depreciation and amortization amounted to 2,323 million euros in 2023, increasing by 1.2% year-on-year mainly due to higher amortization of rights-of-use assets.
Operating income totaled 317 million euros in 2023, increasing 20.8% year-on-year due mainly to good performance in both fixed and mobile business revenues, own brand momentum and further efficiency gains.
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

TELEFÓNICA BRAZIL
The table below shows the evolution of accesses of Telefónica Brazil over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2021	2022	2023	% YoY 22/21	% YoY 23/22
Fixed telephony accesses (1)	7,506.5	7,012.7	6,457.7	(6.6%)	(7.9%)
Broadband	6,262.0	6,419.6	6,677.9	2.5%	4.0%
UBB	5,535.3	5,967.7	6,386.5	7.8%	7.0%
FTTH	4,608.7	5,482.4	6,174.7	19.0%	12.6%
Mobile accesses	83,912.3	97,973.0	99,070.2	16.8%	1.1%
Prepay	34,287.3	39,305.9	37,267.3	14.6%	(5.2%)
Contract	37,166.7	43,947.2	45,902.7	18.2%	4.4%
IoT	12,458.3	14,719.9	15,900.2	18.2%	8.0%
Pay TV	1,114.8	966.3	844.9	(13.3%)	(12.6%)
IPTV	916.8	898.3	844.9	(2.0%)	(5.9%)
Retail Accesses	98,853.2	112,423.7	113,101.8	13.7%	0.6%
Total Accesses	98,854.2	112,424.0	113,102.1	13.7%	0.6%
(1) Includes "fixed wireless" and Voice over IP accesses.
In 2023, Telefónica Brazil maintained its leadership in the mobile segment and, after the incorporation of Oi's customer base in April 2022 and in a more consolidated market environment, is positioned with a market share of 38.7%, standing at +4.8 p.p. ahead of its closest competitor, based on market-share data published by ANATEL in December 2023. Telefónica Brazil's strategy remains focused on strengthening its high-value customer base, and it reached a contract market share (excluding IoT accesses) of 43.4%, as of December 31, 2023, according to ANATEL.
In the fixed business, Telefónica Brazil continued with the implementation of strategic technologies, focusing on the deployment of fiber and IPTV, centering its commercial offer around Vivo Total and maintaining low churn rates.
In addition, Telefónica Brazil continued to advance in the development of an ecosystem with relevant partners to promote its consolidation as a digital services hub. The value proposition it offers is strengthened with a broad portfolio of services, highlighting those described below:
–Vida V - Health & Wellness, in March 2023, Telefónica Brazil announced the acquisition of Vale Saúde Semper, expanding its presence in digital health services. Vale Saúde Semper is a startup that acts as a health services marketplace, connecting more than 70 thousand customers with more than 5 thousand clinics and laboratories throughout Brazil. This service is obtained with a monthly subscription.
–Viva E – Education: commercially launched in March 2023, this platform provides digital courses focused on lifelong learning and employability. The platform is owned and operated by a joint venture created by Telefónica Brazil and Ânima Educação offers more than 400 hours of content.
–Vivo Ventures (an investment fund that focuses on startups) made its first two investments in the financial platforms Klavi and Klubi. Continuing with its expansion strategy in the sector, in June 2023 Vivo Ventures announced its third investment, in Digibee, an iPaaS service integration platform. Moreover, Vivo Ventures has agreed to invest 25 million Brazilian reais in Conexa Health LLC, Latin America's largest independent telemedicine platform and digital health ecosystem.
Accesses 2023 vs 2022
Total accesses stood at 113.1 million as of December 31, 2023, increasing by 0.6% year-on-year mainly due to the growth in contract thanks to Telefónica Brazil's totalization strategy (expanding the services we offer to provide customers with a complete experience) and the growth in FTTH, which offset the decrease in prepaid mobile accesses, the decline in the fixed voice business due to the continuous migration from fixed to mobile, the contraction of the lower-value fixed broadband customer base, and the loss of DTH customers as a result of the company’s strategic decision to discontinue legacy technologies.
Contract mobile accesses grew by 4.4% year-on-year and reached 45.9 million with net adds of 2.0 million new accesses in 2023, with a churn at historical low levels (1.0%), driven by the totalization strategy and by the launch of new attractive bundles (packaged offers with more than one service) in control postpaid (postpaid accesses with usage limits, requiring customers to purchase “top-ups” if they exceed these limits).
Prepaid mobile accesses decreased by 5.2% year-on-year, reaching 37.3 million accesses with a net loss of 2.0 million accesses in 2023. The lower customer base has been mainly a consequence of the disconnection of inactive customers, mostly from Oi's customer base incorporated in 2022, as well as the strategy of migrating prepaid customers to control postpaid (postpaid accesses with usage limits, requiring customers to purchase “top-ups” if they exceed these limits).
Broadband accesses grew by 4.0% year-on-year and reached 6.7 million accesses with net adds of 258 thousand new accesses in 2023. Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 6.2 million homes connected with FTTH as of December 2023, growing 12.6% year-on-year. Telefónica Brazil reached 26.2 million real estate units, which managed to offset the decrease in other accesses of legacy broadband services (xDSL).
Traditional voice accesses decreased by 7.9% year-on-year due to fixed-mobile substitution, reaching 6.5 million accesses.
Pay TV accesses reached 0.8 million as of December 31, 2023, decreasing by 12.6% year-on-year, mainly as a result of the strategic decision to discontinue the DTH service.
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
In the mobile business, Telefónica Brazil strengthened its leadership in terms of total accesses, with an access market share of 38.9% as of December 31, 2022 (source: ANATEL) growing both in terms of contract customers (+18.2% year-on-year, +11.5% excluding Oi) and of prepaid customers (+14.6% year-on-year, -1.2% excluding Oi). Telefónica Brazil's strategy was focused on strengthening the high-value customer base, reaching a 43.5% contract ex IoT market share as of December 31, 2022 (source: ANATEL). Contract commercial offers were focused on data plans, with extra data allowances subject to subscription to digital invoice, together with OTT services of their choice (for example, Disney+, Netflix, Spotify, Vivo Meditação, Vivo Pay, Babbel, GoRead, among others). The Vivo Travel roaming service for voice and data is maintained in a selection of countries of America and Europe, depending on the plan. For higher-value customers, family plans are maintained, with a greater number of available apps. Additionally, Vivo Easy Prime was launched, with flexible proposals ranging from 7GB to 20GB and allowing customers to tailor their plans according to their needs. In the prepaid segment, Telefónica Brazil offers VIVO PreTurbo, which include WhatsApp and unlimited minutes. All of this is supported by the interaction with our customers through the AURA virtual assistant in the Meu VIVO application, transforming the service channels to improve the user experience.
In the broadband business, Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 28.6 million real estate units passed with FTTx access as of December 31, 2022, of which 23.3 million corresponded to FTTH. Additionally, Telefónica Brazil continued to develop alternative deployment models to accelerate the expansion of fiber with lower CapEx and a reduced time to market. Telefónica Brazil reached 6.0 million connected homes of which 5.5 million homes connected with FTTH as of December 31, 2022, increasing 7.8% and 19.0% year-on-year, respectively. This growth offset the drop in other broadband accesses (xDSL), placing retail broadband accesses at 6.4 million as of December 31, 2022, increasing by 2.5% year-on-year.
Traditional fixed telephony accesses decreased by 6.6% year-on-year due to the aforementioned fixed-mobile substitution.

Pay TV customers fell to 1.0 million as of December 31, 2022, decreasing 13.3% year-on-year due to the strategic decision to discontinue the DTH service, whose customer base decreased 65.7% year-on-year.
The table below shows the evolution of Telefónica Brazil’s results over the past three years:

Millions of euros
TELEFÓNICA BRAZIL	2021	2022	2023	% YoY 22/21	% YoY 23/22
Revenues	6,910	8,870	9,650	28.4%	8.8%
Mobile Business	4,610	6,106	6,792	32.4%	11.2%
Handset revenues	415	573	640	38.2%	11.6%
Fixed Business	2,300	2,764	2,858	20.2%	3.4%
Other income	474	416	427	(12.3%)	2.8%
Supplies	(1,216)	(1,783)	(2,170)	46.7%	21.7%
Personnel expenses	(799)	(1,097)	(1,220)	37.3%	11.2%
Other expenses	(2,231)	(2,674)	(2,559)	19.8%	(4.3%)
OIBDA	3,138	3,732	4,128	18.9%	10.6%
Depreciation and amortization	(1,918)	(2,369)	(2,511)	23.6%	6.0%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,488)	(1,807)	(1,890)	21.4%	4.6%
Amortization of rights of use	(430)	(562)	(621)	31.1%	10.3%
Operating income	1,220	1,363	1,617	11.7%	18.6%
CapEx	2,069	1,795	1,671	(13.2%)	(6.9%)
OIBDA-CapEx	1,069	1,937	2,457	81.2%	26.8%
Analysis of results 2023 vs 2022
In 2023, revenues amounted to 9,650 million euros, growing by 8.8% year-on-year, mainly due to the growth in service revenues (mainly coming from the mobile business), businesses associated with new technologies like FTTH, IPTV and Digital Services and higher handset sales. To a lesser extent, revenues grew due to the price increases implemented by Telefónica Brazil and the appreciation of the Brazilian real. These impacts offset the revenue erosion associated with traditional telephony accesses and to a lesser extent due to lower Pay TV revenues.
–Mobile business revenues totaled 6,792 million euros in 2023, increasing by 11.2%, mainly due to the larger contract customer base, the price increases implemented by Telefónica Brazil and, to a lesser extent, the appreciation of the Brazilian real.
–Fixed business revenues amounted to 2,858 million euros in 2023, growing 3.4% mainly due to higher FTTH revenues in line with the strategic focus on such services as well as higher IT service revenues and, to a lesser extent, the appreciation of the Brazilian real.
Mobile ARPU grew by 7.2% year-on-year mainly due to the price increases implemented by Telefónica Brazil together with the good evolution of the contract business, helped by the totalization strategy (expanding the services we offer to provide customers with a complete experience), mobile shelf plans with new hybrid bundles (packaged offers including, e.g., health insurance and entertainment services as Vale Saúde and VIVOplay) and, to a lesser extent, the appreciation of the Brazilian real.

TELEFÓNICA BRAZIL	2021	2022	2023	% YoY 22/21	% YoY 23/22
ARPU (EUR)	4.2	4.7	5.0	12.9%	7.2%
Prepay	2.0	2.3	2.4	17.7%	4.0%
Contract (1)	7.4	8.3	8.8	12.3%	6.3%
Data ARPU (EUR)	3.1	3.7	4.1	20.2%	8.6%
(1) Excludes IoT.

The evolution of expenses is explained below:
• Supplies amounted to 2,170 million euros in 2023, increasing 21.7% year-on-year, due to higher equipment purchases and handset costs associated with increased commercial activity and to the appreciation of the Brazilian real.
• Personnel expenses amounted to 1,220 million euros in 2023, increasing 11.2% year-on-year, as a result mainly of the salary increases due to inflation and to a lesser extent, the appreciation of the Brazilian real.
• Other expenses amounted to 2,559 million euros in 2023, decreasing 4.3% year-on-year compared to 2022, due mainly to the acquisition price adjustment recorded in connection with Oi's assets, and cost efficiencies due to digitalization, offset in part by the appreciation of the Brazilian real.
OIBDA stood at 4,128 million euros in 2023, growing by 10.6% year-on-year.
Depreciation and amortization amounted to 2,511 million euros in 2023, increasing 6.0% year-on-year due to higher amortization of intangible assets.
Operating income stood at 1,617 million euros in 2023, increasing by 18.6% year-on-year due to the good performance of service revenues as a result of higher commercial activity and the price increases implemented by Telefónica Brazil, that together with good cost management, more than offset the growth in expenses and depreciation and amortization. This variation was also impacted positively by the appreciation of the Brazilian real.
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

TELEFÓNICA HISPAM
The table below shows the evolution of accesses of Telefónica Hispam over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2021	2022	2023	% YoY 22/21	% YoY 23/22
Fixed telephony accesses (1)	7,034.1	6,375.7	5,678.7	(9.4%)	(10.9%)
Broadband	5,756.9	6,030.6	6,029.2	4.8%	0.0%
UBB	4,432.2	5,155.0	5,534.6	16.3%	7.4%
FTTH	4,259.0	5,053.9	5,466.7	18.7%	8.2%
Mobile accesses	94,612.6	95,579.7	97,945.7	1.0%	2.5%
Prepay	66,075.3	65,340.7	66,649.7	(1.1%)	2.0%
Contract	23,799.6	24,771.9	25,125.8	4.1%	1.4%
IoT	4,737.6	5,467.2	6,170.1	15.4%	12.9%
Pay TV	2,905.3	2,899.8	2,840.3	(0.2%)	(2.1%)
IPTV	913.2	1,384.7	1,682.7	51.6%	21.5%
Retail Accesses	110,395.5	110,958.9	112,563.5	0.5%	1.4%
Total Accesses	110,414.7	110,970.7	112,575.3	0.5%	1.4%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
Accesses 2023 vs 2022
Telefónica Hispam's total accesses amounted to 112.6 million as of December 31, 2023 (+1.4% year-on-year), as a result of the increase in mobile and FTTH accesses.
Mobile accesses amounted to 97.9 million, increasing by 2.5% y-o-y mainly due to the higher prepay customer base.
•Contract accesses increased by 1.4% year-on-year due to the increase in accesses in Mexico (+22%), Venezuela (+4.1%) and Peru (+2.4%), partially offset by the decrease in Chile (-2.2%) and Colombia (-1.3%). This evolution is mainly thanks to attractive commercial offers which result in a higher number of gross adds.
•Prepay accesses increased by 2.0% year-on-year, with a net gain of 1.3 million accesses as of December 31, 2023. The year-on-year accesses evolution was greatly impacted by the gain of accesses in Colombia (+912 thousand accesses), Chile (+900 thousand accesses) and Venezuela (+673 thousand accesses) due to lower churn. The year-on-year increase was partially offset by an access decrease in Peru (-998 thousand accesses), and to a lesser extent Mexico (-151 thousand accesses) and Uruguay (-38 thousand accesses).
Fixed accesses stood at 5.7 million as of December 31, 2023 (-10.9% year-on-year) with a net loss of 0.7 million accesses due to the continued erosion of the traditional fixed business.
Fixed broadband accesses amounted to 6.0 million as of December 31, 2023 (stable year-on-year). The penetration of FBB accesses over fixed accesses stood at 106.2% (+11.6 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 5.5 million connected accesses (+8.2% y-o-y) and 20.3 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 91.7% (+6.2 p.p. y-o-y).
Pay TV accesses stood at 2.8 million as of December 31, 2023, a decrease of 2.1% y-o-y or a net loss of 60 thousand customers, a consequence of the decrease in Direct-to-Home (DTH) technology accesses (-146.2 thousand accesses) due to the change in commercial strategy, as well as the decreasing cable access base (-211.2 thousand accesses). This evolution was partially offset by the increase in IPTV accesses (+298 thousand accesses), on which the Company is placing strategic focus.

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
Pay TV accesses stood at 2.9 million as of December 31, 2022, with a decrease of 0.2% y-o-y as a result of the net loss of 6 thousand customers, mainly as a result of the lower Direct-To-Home (DTH) technology accesses (-366 thousand accesses) due to the change in commercial strategy as well as the lower cable access base (-111.5 thousand accesses), partially offset by the increase in IPTV accesses (+472 thousand accesses), in which the Company is placing strategic focus.
The table below shows the evolution of Telefónica Hispam's results over the past three years:

Millions of euros
TELEFÓNICA HISPAM	2021	2022	2023	% YoY 22/21	% YoY 23/22
Revenues	8,362	9,141	8,381	9.3%	(8.3%)
Mobile Business	5,444	6,003	5,493	10.3%	(8.5%)
Handset revenues	1,398	1,541	1,416	10.2%	(8.1%)
Fixed Business	2,907	3,138	2,888	7.9%	(8.0%)
Other income	582	448	263	(23.0%)	(41.3%)
Supplies	(2,856)	(3,384)	(3,211)	18.5%	(5.1%)
Personnel expenses	(1,174)	(1,201)	(1,126)	2.3%	(6.3%)
Other expenses	(3,196)	(3,046)	(2,797)	(4.7%)	(8.1%)
OIBDA	1,718	1,958	1,510	14.0%	(22.9%)
Depreciation and amortization	(1,873)	(1,799)	(1,557)	(3.9%)	(13.5%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,451)	(1,345)	(1,207)	(7.3%)	(10.3%)
Amortization of rights of use	(422)	(454)	(350)	7.6%	(23.0%)
Operating (loss) income	(155)	159	(47)	c.s.	c.s.
CapEx	978	1,058	938	8.1%	(11.4%)
OIBDA-CapEx	740	900	572	21.6%	(36.4%)
c.s.: change of sign

Analysis of results 2023 vs 2022
Venezuela and Argentina are considered countries with hyperinflationary economies in 2023 and 2022, and hyperinflation in Argentina had a significant impact on the segment’s results in 2023. The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the consolidated financial statements as of and for the year ended December 31, 2023 was the closing exchange rate as of December 31, 2023 which was 893.45 Argentine pesos per euro (189.08 Argentine pesos per euro as of December 31, 2022). The annual inflation rate for 2023 was 211%. As a result, in 2023 Telefónica Argentina contributed 1,237 million euros to the consolidated revenues of the Telefónica Group and an operating loss of 199 million euros to the consolidated operating income of the Telefónica Group (2,066 million euros and a loss of 270 million euros, respectively, in 2022).
Revenues amounted to 8,381 million euros in 2023, decreasing 8.3% year-on-year. This decrease was caused by the devaluation of the Argentine peso and to a lesser extent, by lower handset sales and lower prepaid B2C (Business to Customer) and TV revenues, partially offset by higher broadband and new services revenues.
Mobile business revenues amounted to 5,493 million euros in 2023, decreasing 8.5% year-on-year. This decrease was caused by the devaluation of the Argentine peso, the decrease in handset sales, as a result of the slowdown in commercial activity with a lower number of gross adds and lower prepaid B2C (Business to Customer) revenues.
The performance by country was as follows:
•In Argentina, mobile revenues amounted to 862 million euros in 2023, decreasing 37.5% year-on-year. This decrease was negatively impacted by exchange rate effects, given the devaluation of the Argentine peso but partially offset by the higher postpaid and prepaid B2C (Business to Customer) revenues (due to the increase in accesses) and higher handset sales.
•In Chile, mobile revenues amounted to 988 million euros in 2023, increasing 2.0% year-on-year, explained by higher handset sales and mobile postpaid revenues.
•In Peru, mobile revenues amounted to 840 million euros in 2023, decreasing 9.1% year-on-year, mainly due to an aggressive competitive environment in postpaid which has led to a lower ARPU, lower prepaid commercial activity with lower number of gross adds, and lower handset sales.
•In Colombia, mobile revenues amounted to 774 million in 2023, decreasing 13.1% year-on-year due to lower prepaid and handset sales revenues, as a result of the slowdown in commercial activity, with a lower number of gross adds, partially offset by higher postpaid revenues.
•In Mexico, mobile revenues amounted to 1,318 million euros in 2023, increasing 12.5% year-on-year due to the exchange rate effects (+10.5 p.p.), higher B2C (Business to Customer) postpaid revenues with a good level of commercial activity resulting in a higher number of gross adds, and higher handset sales revenues.
Fixed business revenues amounted to 2,888 million euros in 2023, decreasing 8.0% year-on-year. This decrease was mainly attributable to the devaluation of the Argentine peso and the decrease in fixed business revenues in Peru due to an aggressive competitive environment, partially offset by higher broadband and new services revenues and the increase in voice accesses in Chile and Colombia.
The evolution of expenses is explained below:
•Supplies amounted to 3,211 million euros in 2023, decreasing 5.1% year-on-year compared to 2022. This decrease was mainly attributable to the devaluation of the Argentine peso and lower direct costs, partially offset by higher commercial costs.
•Personnel expenses amounted to 1,126 million euros in 2023, decreasing 6.3% year-on-year compared to 2022. This decrease was mainly attributable to the devaluation of the Argentine peso, partially offset by the year-on-year increase in restructuring costs in several operating businesses in the region (+2.6 p.p.) and higher wages.
•Other expenses amounted to 2,797 million euros in 2023, down 8.1% year-on-year compared to 2022. This decrease was mainly attributable to the devaluation of the Argentine peso and cost efficiencies.
OIBDA reached 1,510 million euros in 2023, decreasing 22.9% year-on-year.

Depreciation and amortization amounted to 1,557 million euros in 2023, decreasing 13.5% year-over-year, mainly due to the effect of the devaluation of the Argentine peso and to the lower amortization base in Telefónica México.
Operating loss was 47 million euros in 2023, compared to operating income of 159 million euros in 2022. This year-on-year variation was mainly affected by the recording of capital gains in 2022 from the sale of fiber assets in Colombia and, in 2023, the higher restructuring expenses carried out in several operating businesses in the segment, the devaluation of the Argentine peso and, more generally, lower revenues. The year-on-year variation was partially offset by the difference in the impairment recorded in 2023 in Ecuador (amounting to 58 million euros) and the other assets impairment recorded in 2022 relating to Telefónica Argentina (amounting to 77 million euros). Moreover, the year-on-year variation was affected by the lower depreciation and amortization base in 2023 compared to 2022 in Telefónica Mexico related to the transformation of the operating model of Telefónica México (as a result of the 2019 wholesale access services agreement with AT&T).
Below is additional information by country:
•In Argentina, operating loss was 199 million euros in 2023 compared to operating loss of 270 million euros in 2022, a 26.5% year-on-year decrease mainly due to the devaluation of the Argentine peso and depreciation and amortizations expense in 2023.
•In Chile operating income was 35 million euros in 2023 compared to operating income of 179 million euros in 2022. The 80.6% year-on-year decrease is explained mainly by the capital gain recorded in 2022 on the sale of a data center in such year.
•In Peru the operating loss was 33 million euros in 2023 compared to operating income of 60 million euros in 2022, mainly due to lower revenues.
•In Colombia, operating income was 64 million euros in 2023 compared to operating income of 261 million euros in 2022, a 75.6% year-on-year decrease mainly due to the capital gains recorded in 2022 in connection with in fiber asset sales in such year.
•In Mexico operating income was 3 million euros in 2023 compared to operating loss of 176 million euros in 2022. The better performance was due in part to the lower amortization base related to the transformation of the operating model of Telefónica México (as a result of the 2019 wholesale access services agreement with AT&T).
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
•In Peru, mobile revenues amounted to 923 million euros in 2022, increasing 21.3% year-on-year, benefiting from the foreign exchange effects which increased growth by 14.7 percentage points and by higher service revenues, as result of the higher postpaid client base, and the price increase carried out in 2022. The higher revenues were to a lesser extent also impacted by handset revenues, as a result of the higher commercial activity.
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
Operating Income was 159 million euros in 2022 (compared to a loss of 155 million euros in 2021). This result is mainly explained by the lower depreciation and amortization base in Telefónica Mexico due to the transformation of the operational model, the recording of goodwill impairment in 2021 (relating to Telefónica del Perú) in a greater amount than the other assets impairment recorded in 2022 (relating to Telefónica Argentina), the higher restructuring costs in the region in 2021 than in 2022 and the reported variation of companies in hyperinflationary countries, partially offset by higher capital gains on sales of fiber optic assets in 2021 than in 2022.
Below is additional information by country:
•In Argentina, operating loss was 270 million euros in 2022 (operating loss of 116 million euros in 2021). The y-o-y evolution was impacted by the other assets impairment and the higher depreciation and amortization recorded in 2022, which more than offset the higher revenues.
•In Chile, operating income was 179 million euros in 2022, decreasing 69.4% year-on-year from 583 million of operating income in 2021. The year-on-year evolution was mainly due to the capital gain on sales of fiber optic assets in 2021, despite the positive impact of the capital gain on the sale of the data center in 2022, higher revenues and lower depreciation and amortizations.
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
•Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet provider service; portal and network services; retail and wholesale broadband access through ADSL, narrowband switched access and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil, Chile and through VMO2- the United Kingdom) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.
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
Digital services
The main digital services offered by Telefónica are:
•Video/TV services: Interactive TV services in High Definition (HD) or Ultra High Definition (UHD), using several technologies (IPTV, DTH, CATV and OTT) on various types of networks (Fiber, Satellite, Cable or Mobile Networks). These services can be provided through a variety of devices (TV with STBs, SmartTVs, PCs, Smartphones, Tablets, and streamers, etc.), allowing also the Multiroom function (customers can watch different TV channels in different rooms or different devices simultaneously). The service allows the access to lineal TV content with advanced functions such as "Restart TV" (which allows a viewer to watch any content from the beginning), "Last 7 days" (recordings of content for the last seven days), "cPvR" (recordings using cloud computing) and "Download to Play" (downloading the content on the device). Customers also have access to the content on demand catalog (Video on Demand or VoD), in "Subscription Video on Demand" (SVoD), ¨Transactional Video on Demand¨ (TVoD) or "Pay per View" options, as well as access to content of third parties, such as Netflix, Amazon, Disney+, YouTube and HBO, among others. In addition, Telefónica offers accessible content in several different languages (original or translated to Spanish or Portuguese) with subtitles or not, audio descriptions and sign language functionalities through the Movistar+ 5s service, which aims to contribute toward the inclusion of disabled people across the country.
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
•Financial services and other payment services: These services provide customers with access to consumer credit and payment facilities in the check out process.
•Security services: Digital acceleration is a process that creates multiple opportunities but also increases challenges for the security ecosystem of the business. Therefore, in a world where cyber threats are inevitable, as managed security services providers, we focus on prevention, detection, and appropriate response to reduce attacks, protect digital services, and thus promote the cyber security resilience of our clients' businesses. All of this is supported by a team of multidisciplinary security professionals and a portfolio that includes the following services: network security, managed security, data protection, Cloud security, IoT/OT security, identity and access management and professional services.
•Cloud services: Telefónica offers a wide range of Cloud solutions, mostly through Telefónica Tech, designed according to the needs of each client accelerating their journey to the Cloud. The value proposition includes: (i) Secure Cloud Connectivity: services that increase the performance and security of the business connectivity (SD-WAN, SD-BRANCH, SDLAN - Cloud Wifi, SASE); (ii) Hybrid Cloud: improves IT workloads, data and, applications management (from on-premises data centers to VDC, public cloud or hybrid solutions); (iii) Future of Workplace: secure digitization of the workforce (productivity, unified comms, business apps, virtualization, terminal management); and (iv) consultancy, professional services and managed services
•Advertising: A portfolio of marketing channels that third-party brands can use to acquire and engage with customers. Traditional channels such as SMS/MMS messaging may be used alongside with new channels like programmatic display and sponsored connectivity. All of which leverage on the Group's customer data in order to send messages to the correct target as well as to generate post-campaign brand analysis.
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
•Customer Digital Products: Refers to the omnichannel digital experience, guiding the Telefónica customer through his or her life cycle, adapting the digital experience to every moment's needs, with three main pillars:
◦Digitalize Telefónica customers, turning our digital channels into the main point of contact for Telefónica clients with Telefonica in all of our main markets.
◦Maximize customer engagement with the digital channel by aiming to provide an outstanding customer experience in order to increase customer lifetime value.
◦Provide tools so that Telefónica's operating subsidiaries can create autonomously personalized digital experiences in a fast (time-to-market), reliable and scalable way.
•Aura: is an Artificial Intelligence ("AI") ecosystem designed to improve communication between the Telefónica Group and its customers. Its aim is to address customer needs and provide them with relevant information related to the company, potentially in any area where Telefonica offers services such as answering questions about telecommunications services, offering financial service proposals, or making recommendations about television or connection offerings. To foster a relationship with customers, Aura offers the creation of conversational bots and other interfaces that use natural language capabilities, using its own infrastructure, with a private and transparent data approach by design. Additionally, to generate useful information, Aura provides its own AI model execution platform with the goal of enhancing the information provided to customers.
•Movistar Home: Telefónica launched Movistar Home in Spain on October 18, 2018, a new device designed around the functionality of Aura and targeted at the Group's Movistar and Pay TV customers. Movistar Home is designed to strengthen Telefónica's position by enabling highly-converged services and experiences that differentiate the Group from its competitors. Movistar Home aims to provide the Group's customers with an enhanced TV experience on IPTV, increased landline functionality (which enables videoconferences), the Group's smart home package and games in addition to third-party services.
•Open Gateway: GSMA-led initiative in the telco sector that aims to transform communications networks into programmable digital platforms by providing the same APIs for all operators. APIs are deployed under the framework of the CAMARA standard (for service delivery) and TM Forum (for operation, administration and management). APIs can be commercialized through channel partners that bring access to developers, including hyperscalers, aggregators and integrators.
•Living Apps: a platform that allows Telefónica's business units and partners to create relevant home experiences for our users, beyond the consumption of TV content, adding value to core businesses and growth to Telefónica, opening new business opportunities.
•Smart Wi-Fi: An advanced home connectivity platform and key lever in the premium connectivity strategy, that enables key capabilities like intelligent Wi-Fi connectivity management or web browsing protection (Conexión Segura).
•NT: A micro-rewards program in Spain to reward customers with Tokens for their digital behavior. Tokens are awarded when customers make use of our digital channels, products and services and can be exchanged for a given catalog of company products.
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
•Phoenix: A digital sales platform that allows customers to receive personalized offers to renew their devices and process purchases in a simple and fully digital checkout. When customers are eligible to renew their devices or expand their devices ecosystem with Telefónica, a customized offer is sent to them via the usual communication channels (SMS, MMS, emailing, Novum/Digital experience app). Once the customer chooses among the selected proposed portfolio a number of payment and logistics options can be chosen to complete a convenient “few-clicks” device renewal.
Sales and Marketing
Our sales and marketing strategy is aimed toward reinforcing our market position, generating brand awareness, promoting customer growth and achieving customer satisfaction. We use a variety of marketing initiatives and programs, including those that focus on customer value, with in-depth market segmentation; programs to promote customer loyalty; pricing initiatives aimed toward stimulating usage, including segmented packages and innovative tariff options; and initiatives that are responsive to the latest market trends, including those aimed toward boosting demand for our fixed and mobile Internet and mobile broadband offerings. In connection with these and our other sales and marketing initiatives, we market our products through a broad range of channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising. We also sponsor a variety of local cultural and sporting events in order to enhance our brand recognition.
Competition

The telecommunications industry is competitive, and consumers generally have a choice of mobile and fixed line operators from which to select services. We are a global telecommunications services provider and face significant competition in most of the markets in which we operate. In Europe, our largest competitors include Vodafone, Orange, Deutsche Telekom and British Telecom, among others. In Latin America, our main regional competitor is América Móvil, along with other smaller multi-country players (such as Entel, Milicom and WOM) and purely local players. Newer competitors, including handset manufacturers, MVNOs, Internet companies and software providers, are also entering the market and offering integrated communications services.
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
Our subsidiaries and our former subsidiary Telefónica UK Ltd. were party to the following roaming agreements with Iranian telecommunication companies in 2023:
1.Telefónica Móviles España S.A. (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MCI”), (ii) Taliya (“Taliya”) and (iii) Telecommunication Kish Co (“TKC”). During 2023 TME recorded the following revenues related to these roaming agreements: (i) 211,244 euros from MCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.
2.Telefónica Germany GmbH & Co. OHG (“TG”), our German 84.43% indirectly-owned subsidiary (as of December 31, 2023), has respective roaming agreements with (i) MCI and (ii) Irancell. During 2023 TG recorded the following revenues related to these roaming agreements: (i) no revenues from MCI and (ii) 5,301 euros from Irancell.
3.Telefónica UK Ltd (“TUK”), our former English directly wholly-owned subsidiary, has a roaming agreement with Taliya. TUK ceased to be our subsidiary upon the establishment of VMO2 on June 1, 2021, following which establishment TUK has been owned by VMO2. During 2023 TUK recorded no revenues from Taliya.
4.Telefônica Brasil S.A. (“Telefónica Brasil”), our Brazilian 74.20% indirectly-owned subsidiary, has a roaming agreement with Irancell. During 2023, Telefónica Brasil recorded 4,808.00 U.S. dollars in roaming revenues from Irancell under this agreement.
5.Pegaso PCS S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2023 PCS recorded 391.63 U.S. dollars in roaming revenues under this agreement.
The net profit recorded by our subsidiaries and TUK pursuant to these agreements and arrangements did not exceed the related revenues recorded thereunder.
The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For this purpose, we intend to continue maintaining those agreements which are still outstanding.
The Group does not currently have any plans to enter into new roaming arrangements with Iranian telecommunication companies. However, the Group may consider entering into such arrangements in the future.
During 2023, TG had retail mobile phone and internet contracts with four customers in Germany identified in the lists administered by OFAC as sanctioned pursuant to Executive Order 13224 and Executive Order 13382. During 2023, TG recorded the following revenues related to these customers: 1,404.03 euros in total. All such agreements have been terminated or their termination is being considered. The provision of the relevant services by TG was in compliance with applicable laws.
In 2022, TG had retail mobile phone and internet contracts with two additional customers in Germany identified in the list administered by OFAC as sanctioned pursuant to Executive Order 13224 and Executive Order 13382. The agreements with these two customers have been terminated. TG recorded the following revenues in 2023 related to those clients: 899.98€. The provision of the relevant services by TG was in compliance with applicable laws.

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
See Note 8 to the Consolidated Financial Statements for information on the year-on-year decrease in “Property, plant and equipment” from 23,714 million euros as of December 31, 2022 to 22,944 million euros as of December 31, 2023.
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
Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, we have upgraded our networks in recent years through the following:
•progressive deprioritization of broadband technologies over copper wires (ADSL, ADSL2+, VDSL2, etc.) in recent years, in order to focus efforts on the deployment of fiber networks and to facilitate DSLAM and copper switch-off programs;
•deployment of fiber access technologies (xPON) focused on fiber to the home (FTTH) deployment, currently delivering customer access speeds of up to 1 Gbps;
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
•convergence of fixed and mobile networks, services and support systems from both technological and operational points of view; and
•deployment of services such as Pay TV, to customers connected through broadband accesses in Spain, Chile, Argentina, Brazil, Peru and Colombia.
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
We use a number of mobile technologies in the countries in which we operate, namely: GSM, UMTS, LTE and 5G. 5G is being used in Spain, the United Kingdom, Germany, Brazil, Chile, Mexico and Uruguay, although it does not yet cover the entire population in these countries. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:
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
Submarine cables
We are one of the world’s largest submarine cable infrastructure companies, through our subsidiary, Telxius Telecom, S.A. ("Telxius"). Telxius is a leading global connectivity provider that combines submarine and terrestrial networks with digital hubs worldwide. Its extensive ecosystem includes eight next-generation fiber optic submarine cables and terrestrial backhauls together spanning more than 100,000 kilometers, plus almost 100 points of presence (PoPs) in 17 countries and 25 landing stations and communications hubs. As of the date of this Annual Report, Telefónica holds a 70% beneficial interest in Telxius following the completion of the transaction with Taurus Bidco S.à r.l. (see “―History and Development of the Company―Recent Developments”). In addition, Telefónica owns around 20 submarine domestic cables in Spain.
There are submarine cable connections linking Europe, the Americas and Africa which are jointly owned by us and other telecom operators. The SAm-1 cable, fully owned by Telxius, has a length of approximately 25,000 kilometers and links different countries such as the United States, Puerto Rico, Ecuador, Guatemala, Peru, Chile, Brazil, Argentina and Colombia.
Next-generation submarine cable systems are already in service to help meet the capacity demand in the future. The Brusa cable links Brazil and the United States, while the Marea and Dunant cables links the United States and Europe. Additionally, the 7,300 km Mistral cable serves the entire Pacific coast of South America with the highest levels of service, reliability and security. The 2,000 km next generation Tannat system (Santos-Las Toninas) adds to the Brusa (Virginia Beach – Rio de Janeiro) and Junior (Rio de Janeiro – Santos) cables on the Atlantic coast of Latin America to deliver modern and diverse end-to-end connectivity between the United States, Brazil and Argentina.

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
In 2023 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2, Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
During 2021, compared to 2020, the Telefónica Group changed its reporting segments as follows:
•On June 1, 2021, upon the establishment of VMO2 (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMO2 segment (see Notes 2 and 10 to the Consolidated Financial Statements). The VMO2 segment information included in this Annual Report is presented under management criteria, and shows 100% of VMO2’s results. In addition, information included in this Annual Report on the accesses of the Group and the VMO2 segment as of December 31, 2023, December 31, 2022 and December 31, 2021 includes 100% of the accesses of VMO2. Telefónica’s actual percentage ownership of VMO2 is 50%.
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
Since it is not practicable to restate the historical segment financial information to reflect this segment change, in this Annual Report, the relevant segment discussions for 2022-2021 analyze the results of our VMO2 segment by comparing the results obtained by VMO2 from January 1 to December 31, 2022 with the results obtained by VMO2 from June 1 (the date on which VMO2 was established) to December 31, 2021, without including the results obtained in the first five months of the year in the former Telefónica United Kingdom segment.
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
Information relating to other Group companies not specifically included in the segments referred to above is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in March and June of 2022 (see Note 5 to the Consolidated Financial Statements), respectively, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies in which Telefónica Infra, S.L. ("T. Infra") has ownership interests (see Note 10 to the Consolidated Financial Statements).

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
Corporate transactions
In 2023 no relevant corporate transactions took place affecting the results of operations.
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
In particular, VMO2 was the result of the combination of Telefónica’s and Liberty Global’s operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively). Following the establishment of VMO2 on June 1, 2021, Telefónica ceased to fully consolidate the results of O2 Holdings, Ltd (and the rest of the entities that comprised its former Telefónica United Kingdom segment) in its consolidated financial statements and started to account for VMO2's results under the equity method, based on its stake in VMO2 (50%). Therefore, since June 1, 2021, the results of Telefónica’s operations in the United Kingdom are reflected under a single heading of the consolidated income statement, “Share of (loss) income of investments accounted for by the equity method”. However, the VMO2 segment information is presented under management criteria and shows 100% of VMO2’s results. For additional information on these changes and how segment information is presented in this Annual Report, see “Item 4. Information on the Company―History and Development of the Company―Business areas”.
Spectrum acquisition
Spectrum acquisitions can have a significant impact on our CapEx.
In 2023, these acquisitions totaled 183 million euros, mainly including 109 million euros corresponding to Telefónica Argentina.
In 2022, these acquisitions totaled 173 million euros, mainly including 125 million euros corresponding to Colombia Telecomunicaciones and 35 million euros corresponding to Telefónica Brazil.
In 2021, these acquisitions totaled 1,704 million euros, with 706 million euros corresponding to Telefónica Brazil, 515 million euros corresponding to our former Telefónica United Kingdom segment before the establishment of VMO2 on June 1, 2021, 352 million euros corresponding to Telefónica Spain and 131 million euros corresponding to Telefónica Chile.
Collective Bargaining Agreement and Collective Redundancies Plan
On December 28, 2023, certain subsidiaries of Telefónica Spain reached an agreement with the most representative trade unions to sign the III Collective Bargaining Agreement, which runs until December 31, 2026 and can be extended for a further year. The aim of the agreement is to move towards a more digital, flexible company, prepared for future challenges in a highly competitive context. In addition, and in parallel, these subsidiaries agreed to execute the Collective Redundancies Plan, which provides for collective redundancies affecting up to a total of 3,420 employees. Employees turning 56 years or older in 2024 and with a seniority of more than 15 years can adhere to the Collective Redundancies Plan. However, targets have been established that may result in limits on joining in critical areas or additional redundancies based on business reasons. These agreements were endorsed on January 3, 2024.
In "Personnel expenses" of the consolidated income statement for the year 2023, a provision of 1,320 million euros before taxes corresponding to Telefónica Spain has been recorded as of December 31, 2023, with no cash impact as of such date. The provision is mainly based on the present value of the estimated payment flows resulting from the Collective Redundancies Plan (see Note 24 to the Consolidated Financial Statements).

On December 28, 2021, Telefónica Spain signed a Social Pact for Employment supported by the largest trade unions. Said Pact includes the Company’s differential commitments and is based on the following six lines of work: (1) equality and diversity; (2) new ways of working, flexibility and productivity; (3) incorporation and retention of talent; (4) reskilling and professional development; (5) functional and geographical mobility; and (6) a plan for the voluntary individual suspension of the employment relationship (the "Individual Suspension Plan").
The present value of the estimated payment flows resulting from the Individual Suspension Plan resulted in expenses amounting to 1,382 million euros before taxes in 2021, reflected in "Personnel expenses".
Impairment of goodwill recorded by VMO2
VMO2's management carried out the annual goodwill impairment test after updating its business plans at the end of 2023.
As a result of this analysis, VMO2 has recorded an impairment of goodwill amounting to 3,107 million pounds sterling (about 3,572 million euros), mainly due to the decrease in projected cash flows of VMO2 as a consequence of the effects of macroeconomic conditions and the competitive environment in the United Kingdom and the increase in the discount rate (WACC). 50% of this amount (about 1,786 million euros) is reflected in Telefónica's consolidated income statement for the year ended December 31, 2023, as its share in the loss of VMO2 accounted for by the equity method.
For additional information on the impact of this impairment see Notes 2 and 10 to the Consolidated Financial Statements.
Foreign Exchange Effects and Hyperinflation in Argentina and Venezuela
Excluding the effects of hyperinflation in Argentina and Venezuela (discussed below), foreign exchange rates had a small positive impact on our 2023 results.
Foreign exchange rates generally had a positive impact on our 2022 results, mainly due to the appreciation of various Latin American currencies (in particular the Brazilian real) against the euro. However, foreign exchange rates had a negative impact on our reported 2021 results, mainly due to the depreciation of various Latin American currencies (in particular the Brazilian real) against the euro.
For additional information on the impact of exchange rates, see “—Exchange Rate Fluctuations” and Note 2 to the Consolidated Financial Statements.
Our reported results in each of these years have also been impacted by hyperinflation adjustments in Argentina and Venezuela. In 2023 in particular, the exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the consolidated financial statements as of and for the year ended December 31, 2023 was the closing exchange rate as of December 31, 2023 which was 893.45 Argentine pesos per euro (189.08 Argentine pesos per euro as of December 31, 2022). The annual inflation rate in Argentina for 2023 was 211% (see Note 3.a to the Consolidated Financial Statements). As a result of these changes in the exchange and inflation rates, in 2023 Telefónica Argentina contributed 1,237 million euros to the consolidated revenues of the Telefónica Group and a loss of 199 million euros to the consolidated operating income of the Telefónica Group (2,066 million euros and a loss of 270 million euros, respectively, in 2022).
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
Operating Environment
Our results of operations are dependent, to a large extent, on the level of demand for our services in the countries in which we operate. Demand for services in those countries is affected by the performance of their respective economies, particularly household private consumption, but also gross domestic product (GDP), inflation (CPI), current accounts, and unemployment rates.
After facing in 2020 the worst recession since World War II (-3.1% global GDP contraction), the global economy rebounded in 2021 (5.9% global GDP growth). This recovery continued in 2022 despite certain adverse events, such as broad-based high inflation rates and monetary tightening, the Russian invasion of Ukraine (with the associated volatility in energy markets), bottlenecks in global supply chains (partly as a result of China’s zero-COVID policy) and extreme weather events that also impacted food-related prices. While some of these factors dissipated in 2023, new ones mounted as a result of geopolitical tensions and one of the most aggressive cycles of monetary tightening in the history of the U.S. and Europe. The most notable was the collapse of several medium-sized banks in the U.S. and Credit Suisse in Europe during the first quarter of the year, resulting in their acquisition by bigger and better capitalized banks (UBS in the case of Credit Suisse). Most analysts forecasted a recession in both Europe and the U.S. during 2023, on the back of the lagging effects of monetary policy tightening that threatened financial stability. However, the global economy showed a high degree of resilience in 2023, supported by (i) well capitalized banks, ample liquidity and good risk-management practices; (ii) investment projects (both public and private) to recover and foster production capacity in key areas after the pandemic; (iii) continued fiscal measures to cushion the impact of inflation on the private sector; (iv) solid nominal spending supported by strong labor markets with historical lows in unemployment; and (v) high levels of savings accumulated during the pandemic lockdowns. As a result, the global economy is estimated to have grown 3.0% during 2023 according to the International Monetary Fund, slightly below the 3.5% growth seen in 2022. By regions, the U.S. has grown 2.5%, the Eurozone 1.0%, U.K. 0.1%, Latin America and the Caribbean 2.3% and China a modest 5.2%, its lowest rate in 40 years.
Spain
In 2023, the Spanish economy showed strong resilience, leading economic growth among the most important economies in the Eurozone. GDP is expected to have grown at 2.5%, following an expansion of 5.8% in 2022 and in line with the 2.8% average annual growth experienced from 2015 to 2019. The slowdown in growth in 2023 is a result of the economic rebound after the pandemic, as the Spanish GDP level already stands 2.1% above its pre-pandemic level. Exports, of both services and goods, have performed according to pre-pandemic levels despite the weakening of global demand and the relative stability of the exchange rate (1.08 dollars per euro on average in 2023, compared to 1.05 in 2022 and an annual average of 1.12 average from 2015 to 2019), due to the diversification of Spain’s export destinations. Private consumption has also settled above pre-pandemic levels thanks to fiscal stimulus measures and a dynamic labor market with an average unemployment rate of 12.1% in 2023, below the 12.9% average unemployment rate in 2022 and the 17.7% average unemployment rate from 2015 to 2019. Investment has performed worse, and still remains below pre-pandemic levels. The factors behind this worse performance are the slowdown in the execution and disbursement of “NextGenerationEU” (NGEU) funds, the tightening of monetary policy (the ECB interest rate peaked at 4.0% in September) and the economic uncertainty derived from high inflation rates.
Inflation has followed a marked downward trend in 2023, with a light increase in the second half of the year due to base effects. Spain’s 12-month inflation rate was 3.1% as of December 2023, below the 5.8% 12-month inflation rate in December 2022 but still above the 0.9% average 12-month inflation rate from 2015 to 2019. The positive declining trend has been driven both by internal and external factors like the drop in gas and food prices during the first part of the year, lagged effects of monetary policy, the decrease in the prices of goods and by moderate wage and margin gains. Due in part to the long average maturity of public debt, the increase in interest rates has not had a marked impact on Spain's debt-to-GDP ratio, and Spain’s fiscal deficit is expected to have closed the year at 4.0%, according to Funcas, down from 4.7% in 2022 and the 3.7% average between 2015 and 2019. Spain’s public debt ratio is expected to close at 108.4% of GDP in 2023 according to Funcas, down from 111.6% of GDP in 2022, thanks to the positive effects of growth and the GDP deflator, but above the 101.3% of GDP average from 2015 to 2019. Notwithstanding the different supply shocks hitting the economy, the overall Spanish economy (public and private sectors combined) still displays an external financing surplus, which has translated in an expected current account surplus of 3.5% in 2023, according to Funcas, up from 0.6% in 2022 and the 2.7% annual average from 2015 to 2019.
United Kingdom
The British economy faced different headwinds in 2023: energy price shocks, monetary policy tightening, political uncertainty and, overall, the strong supply shock derived from Brexit. GDP grew 0.1% in 2023, down from the 4.3% GDP growth in 2022 and below the 1.7% annual average GDP growth from 2015 to 2019. All in all, the British GDP stands 1.4% above pre-pandemic levels. The factors behind this growth include improving global demand and the resilience of the UK labor market, where unemployment has stayed at very low levels (at 4.0% on average in 2023, according to OBR, slightly above the 3.7% average in 2022 and below the 4.4% average from 2015 to 2019). Fiscal policy has also played an important role, with further measures in the government's Spring statement (or mini-budget) supporting households and firms against the impact of the energy price shocks, in addition to tax incentives for firms to increase private investment.
Inflation decreased in 2023 on the back of global factors (commodities and supply chain normalization), in addition to the tightening of monetary policy. As of December 2023, 12-month inflation reached 4.0%, below the 10.5% 12-month inflation rate from December 2022 but above the 1.6% average 12-month inflation rate from 2015 to 2019. However, wage growth (at approximately 7%) has avoided a more abrupt decline in inflation and has supported the hawkish stance of the Bank of England, which left interest rates unchanged, at 5.25%, in its latest meetings in December 2023 and January 2024. Despite the increase in interest rates, the long average maturity of public debt, benefiting from long-term issuances before the pandemic, has barely impacted the government deficit which, according to the OBR, is expected to go down to 4.5% in 2023 from 5.0% in 2022, and above the 2.9% average annual deficit between 2015 and 2019. However, the UK’s public debt ratio is expected to have closed the year at 97.9% of GDP, above the 95.7% of GDP ratio in 2022 and the 81.8% of GDP average from 2015 to 2019. Against this backdrop, the relative strength of the British pound, which closed the year at 0.87 pounds sterling per euro (similar to the average exchange rate in 2022 (0.85 per euro) and slightly depreciated with respect the average exchange rate of 0.83 pounds sterling per euro from 2015 to 2019), has contributed to an expected current account deficit of around 3.7% of GDP, similar to the deficit in 2022 (3.8%) but below the 4.2% average deficit from 2015 to 2019.
Germany
In 2023, German GDP contracted 0.1%, below the 1.8% growth in 2022 and the 1.6% average annual GDP growth from 2015 to 2019. This leaves Germany’s GDP only 0.2% above its pre-pandemic levels. The manufacturing sector in Germany is still highly impacted by higher energy prices, the slowdown of its main export market (China) and the still ongoing normalization of supplies stemming from different bottlenecks and geopolitical tensions in international trade. Additionally, certain manufacturing goods historically produced in Germany’s export sector face an uncertain future in the context of climate transition plans in the European Union and elsewhere around the world, and Germany has since the pandemic maintained a stricter fiscal policy than its European peers. Despite this gloomy environment, unemployment has remained at historical lows, at an average of 3.0% in 2023, according to the Bundesbank, driven by the reluctance of firms to dismiss workers given the difficulties in filling vacancies. This rate is similar to the 2.9% of 2022 and below the 3.5% average rate between 2015 and 2019.

Inflation in Germany has closely followed the performance of the Eurozone average, despite somewhat higher wage gains and higher energy prices, given Germany’s weak internal demand. The 12-month inflation rate was 3.7% as of December 31, 2023, below the 12-month inflation rate of 8.6% one year earlier but above the 1.2% average 12-month inflation rate from 2015 to 2019. The long average maturity of debt incurred during the years of low interest rates has also isolated the public accounts from the effects of monetary policy tightening. Germany’s fiscal deficit is expected to be at 2% as of December 31, 2023, according to the Bundesbank, below the 2.5% deficit as of December 31, 2022 but above the 1.8% average annual surplus from 2015 to 2019. According to the Bundesbank, the level of public debt has diminished thanks to the contribution of the GDP deflator (price of domestically produced goods and services), from 66.1% of GDP as of December 31, 2022 to 64.8% as of December 31, 2023, also below the 65.5% average level of public debt from 2015 to 2019. Despite the significant supply shock, the weakened internal demand translated into a current account surplus of 6.0% in 2023, according to the Bundesbank, above the 4.2% surplus in 2022 but below the 8.2% average annual surplus from 2015 to 2019.
Brazil
Brazilian GDP is estimated to have grown 2.9% in 2023 according to market expectations in Focus Survey (BCB), driven by a record harvest, fiscal stimuli and resilient domestic consumption, which benefited the services sector and led to a decline in the country’s unemployment rate. The result estimated result is similar to the 3.0% GDP growth in 2022, and well above the -0.5% average annual growth rate between 2015 and 2019.
The 12-month inflation rate, as measured by the Extended National Consumer Price Index (IPCA), was 4.6% as of December 31, 2023 above the target rate of 3.25%, but below the 12-month inflation rate of 5.8% as of December 31, 2022. The inflation decline is mostly related to the effects of monetary policy tightening, the appreciation of the Brazilian real and the drop in food prices. Given the improvement in the inflation scenario, the main interest rate (known as the Special System for Settlements and Custody (SELIC) rate) was reduced from 13.75% at the end of 2022 to 11.75% at the end of 2023. The current account deficit is expected to have improved by 1.2 p.p. to 1.6% of GDP in 2023 (12 months accumulated in November 2023), better than the annual average deficit rate of 2.6% of GDP between 2015 and 2019. Once more, the 2023 deficit was financed by capital inflows, such as foreign direct investments (2.7% of GDP in November 2023). The country’s fiscal deficit is estimated to have widened by 3.3 p.p. in 2023 to 7.8% of GDP (compared to an annual average deficit rate of 7.9% of GDP between 2015 and 2019). Brazil’s five-year credit default swap fell to 133 basis points at 2023 year-end, from 254 basis points at 2022 year-end and 205 basis points at the end of 2021. The Brazilian real appreciated against the U.S. dollar in 2023 by 7.2%. The exchange rate on December 31, 2023 was 4.84 Brazilian reals per U.S. dollar, compared to 5.2 Brazilian reals per U.S. dollar on December 31, 2022. Better-than-expected economic activity, a strong trade balance benefited by record harvests and the advancement of structural reforms, such as VAT reform, have contributed to the real appreciation in 2023.
Mexico
The Mexican economy continued its recovery from the COVID-19 pandemic in 2023, after lagging behind its regional peers in 2022. GDP is estimated to have grown by 3.3% (Consensus Forecasts or “CFe”) in 2023, following a 3.9% rebound in 2022, significantly exceeding the annual average growth of 1.9% between 2015 and 2019. This growth was linked to a positive evolution of domestic spending, particularly a robust expansion of investment, and resilient external demand. By the third quarter of 2022, Mexico’s GDP stood 5.2% above pre-pandemic levels. The unemployment rate averaged a historically low 2.9% in 2022 (CFe), down from an annual average of 3.3% in 2022 and slightly below the annual average of 3.7% between 2015 and 2019. The 12-month inflation rate reached 4.66% at the end of 2023, correcting 3.2 p.p. compared to December 2022 (7.8%). Banxico raised its key interest rate by 75bps between December 2022 and March 2023 and thereafter maintained that level.
Against the U.S. dollar, the Mexican peso appreciated by 13.3%, averaging 17.9 Mexican pesos per U.S. dollar in 2023 (compared to an annual average exchange rate of 19.3 Mexican pesos per U.S. dollar between 2015 and 2019). This was due to an improving local economy, external tailwinds from U.S. economic resilience, and nearshoring of production processes to Mexico. Finally, the current account deficit is estimated to have narrowed slightly from 1.2% of GDP in 2023 to 0.9% of GDP in 2023 (CFe), compared to an annual average deficit of 1.8% of GDP between 2015 and 2019. In contrast, the fiscal deficit for 2023 reached 3.7% of GDP (CFe), rising 0.5 p.p.from the fiscal deficit in 2022 (3.2% of GDP) and exceeding the annual average deficit of 2.0% of GDP between 2015 and 2019.
Venezuela

According to CFe, Venezuela’s GDP is expected to have grown 2.2% in 2023, decelerating approximately 9.6 p.p. compared to the estimated GDP expansion of 11.8% in 2022 (CFe, as official growth statistics have not been available on a regular basis since 2017). Consumption and public spending slowed down in 2023, and the recovery of oil production was lower compared to 2022. According to the Organization of the Petroleum Exporting Countries (OPEC), Venezuela’s crude oil production reached 800 kbpd in December 2023, about 90 kbpd more than in December 2022, but far below 2018 levels, the year before the United States imposed sanctions against Venezuela's national oil producer. In 2023 the international sanctions over Venezuela and its oil industry were softened as Maduro’s regime committed to holding transparent and free presidential elections in 2024. Twelve-month CPI inflation reached 190.0% in December 2023, below the 2022 12-month rate of 234.0%. To reestablish price stability, the Venezuelan government made significant efforts to avoid exchange rate volatility as the U.S. dollar became stronger as a parallel currency. Over the course of 2023, the Venezuelan bolivar depreciated about 105% against the U.S. dollar, with the exchange rate closing the year at 35.9 Venezuelan bolivares per U.S. dollar.
Chile
Chilean GDP growth was almost nil in 2023 (-0.1%, CFe), primarily due to policy efforts, both monetary and fiscal, aimed at promptly addressing the macroeconomic imbalances inherited from the rapid post-pandemic recovery. Growth slowed by 2.5 percentage points compared to 2022 (2.4%) and underperformed the average annual GDP growth during the 2015 to 2019 pre-pandemic period (2.0%). By the third quarter of 2023, the GDP level was 10.3% higher than that at the beginning of the pandemic. The average unemployment rate climbed to 8.4% (CFe) due a labor force growth that outpaced employment opportunities. The unemployment rate rose by 0.6 p.p compared to 2022 (7.8%), 1.5 p.p. above the 2015 to 2019 pre-pandemic average (6.9%).
CPI inflation decreased markedly in 2023 due to a fierce contractionary monetary policy adversely affecting household spending, coupled with the resolution of supply disruptions. By the end of 2023, the 12-month inflation rate reached 3.9% (within the monetary policy target range of 2% to 4%), declining by 8.9 p.p. compared to the 12-month rate in December 2022 (12.8%), although still 0.9 percentage points above the Central Bank of Chile’s 3.0% target rate (also the average 12-month inflation rate between 2015 and 2019 in the pre-pandemic period). With inflation receding, the Central Bank of Chile began cutting its monetary policy rate (“MPR”) through the second half of the year. In December 2023, the MPR settled at 8.25%, reduced by 300 basis points compared to December 2022 (11.25%). The current monetary policy stance contrasts with the expansionary stance prevailing between 2015 and 2019, when the MPR averaged 2.80%.
The exchange rate closed 2023 at 884 Chilean pesos per U.S. dollar, implying a depreciation of the Chilean currency by 2.9% compared to the exchange rate at the end of 2022 (859 Chilean pesos per U.S. dollar). However, when comparing annual averages, the local currency appreciated against the U.S. dollar by 3.8% in 2023, with an annual average of 839 Chilean pesos per U.S. dollar (compared to 872 Chilean pesos per U.S. dollar in 2022). Exchange rate fluctuations mostly responded to market fundamentals, in particular changes in interest rate differentials, copper prices, and increasing fears of further monetary tightening in the U.S. Political risks receded compared to 2022. In December 2023, Chilean voters rejected in a national referendum the second draft of a new constitution, suspending a potential change to the current constitution at least in the short term. The fiscal deficit reached an equivalent 2.4% of GDP (CFe), contrasting with the surplus registered in 2022 (1.1% of GDP) but still lower than the average annual deficits during the pre-pandemic period of 2015 to 2019 (2.5% of GDP). External imbalances were also restored. After peaking at 9.0% of GDP in 2022, the BoP current account deficit fell in 2023 to 3.2% of GDP (CFe) and returned to its pre-pandemic levels (annual average of 3.6% of GDP from 2015 to 2019).
Argentina
In 2023, the Argentine economy is estimated to have contracted by 1.4% (CFe), a significant decline compared to the 5.0% growth rate in 2022 and an annual average growth rate of -0.2% between 2015 and 2019. Household consumption grew by 1.4%, but the agricultural sector had a negative contribution of 3.0 p.p. due to a severe drought. The unemployment rate averaged 6.5% in 2023 (CFe), which is 0.3 p.p. lower than in 2022 (6.8%) and 1.3 p.p. lower than the annual average rate between 2015 and 2019 (8.3%). The 12-month inflation rate rose sharply to 211.4% in December 2023, compared to 94.8% in 2022 and the annual average between 2015 and 2019 (38.8%), driven by monetary financing of public deficits and persistent macroeconomic imbalances. As a result, the Central Bank of the Argentine Republic (BCRA) raised its key interest rate from 75% to 100% throughout the year.
The Argentine peso depreciated 356% against the U.S. dollar in 2023, reaching 808.5 pesos per dollar at year end, as the new administration introduced a stabilization plan and foreign-exchange disclosure in December 2023. As a result, the gap between alternative exchange rates was reduced to about 20%. The current account is estimated to show a mild deficit of around 1.5% of GDP, which contrasts with the 2022 deficit of 0.3% of GDP, although it is better than the average annual deficit of 3.2% of GDP between 2015 and 2019. Meanwhile, the overall fiscal deficit is estimated to reach 4.3% of GDP, 0.5 p.p. above that recorded in 2022 of 3.8% of GDP, but 0.7 p.p. below the average annual deficit of 5.0% of GDP between 2015 and 2019.
In 2022, Argentina signed an agreement with the IMF to finance 44 billion U.S. dollars of its outstanding public debt, conditioned on Argentina meeting certain economic targets, including with respect to its fiscal deficit. Argentina did not reach these targets in 2023, and funding under the agreement was suspended as a result. Argentina’s new administration reached a staff agreement with the IMF in January 2024 to rebalance the macroeconomic distortions and avoid default under the IMF loan program. The staff agreement seeks a reduction in Argentina’s fiscal deficit, limits on the issuances of pesos and the accumulation of international reserves by the BCRA (targeting an accumulation 10 billion U.S. dollars). The objective is that Argentina will be able to pay or refinance its debt maturities by 2025.
Colombia
In 2023, GDP growth in Colombia slowed significantly to an estimated 1.1% (CFe), in contrast to the robust post-pandemic rebound of 7.3% GDP growth observed in 2022 and an annual average GDP growth of 2.3% between 2015 and 2019. The deceleration resulted from adjustments in demand excesses, particularly in private consumption, coupled with a significant decline in investment. This decline was influenced by elevated interest rates and significant levels of household debt. The uncertainty surrounding government proposals for social reforms also had a notable impact on investor sentiment. By the third quarter of 2023, the GDP level was 10.9% higher than at the beginning of the pandemic. The average unemployment rate declined to 10.4% (CFe) from 11.2% in 2022, reflecting the delayed impact of the economic recovery and nearing the annual average of 9.9% recorded between 2015 and 2019. The 12-month inflation rate gradually decreased to 9.28% after peaking at 13.3% in March 2023, dropping 3.8 p.p. below December 2022 12-month rate (13.2%), but still significantly above the average 12-month inflation rate of 4.7% between 2015 and 2019 and the Central Bank of Colombia’s target of 3.0%. The decrease was primarily explained by lower prices on food and, to a lesser extent, goods. In contrast, in services and regulated components, inflationary pressures persisted as the government reduced both subsidies for fuel prices and the indexation of other prices (like pensions and civil servant wages) to inflation. In response the Central Bank of Colombia raised its key interest rate from 12.0% in December 2022 to 13.25% in April 2023. However, by December 2023, it decided to cut the interest rate by 25 basis points to 13.0% (100 basis points higher compared to December 2022), as both economic activity and inflation showed a downward trend.
Colombia also adjusted its current account deficit from 6.2% in 2022 to 3.2% of GDP in 2023 (CFe), even below the annual average of 4.4% of GDP between 2015 and 2019. On the fiscal front, the central government’s deficit decreased to 4.2% of GDP (CFe), from 5.3% of GDP in 2022, still above the 2015-2019 pre-pandemic average (3.2%). These adjustments mitigated macroeconomic vulnerability. In the political arena, uncertainty was high in the first half of the year as two ministerial crises unfolded. In May 2023, President Gustavo Petro called for the end of the political alliance with traditional parties and mandated a broad cabinet reshuffle that included the position of finance minister. However, uncertainty decreased as Petro lost political support in the congress and in regional governments. Municipal election results showed victorious center and center-right candidates. Consequently, Colombia's country risk premium experienced a significant correction, coupled with persistently high oil prices, leading to a substantial appreciation of the Colombian peso against the U.S. dollar (20.5%) to 3,822 Colombian pesos per U.S. dollar by the end of the year, outperforming other Latin American currencies.
Peru
In 2023, the Peruvian economy is estimated to have contracted 0.1% (CFe), following 2.7% growth in 2022 and an annual average growth rate of 3.2% between 2015 and 2019. This leaves Peru’s GDP level 2.8% above its pre-pandemic levels. The growth trend was adversely affected mainly by climate factors, but also social conflicts at the beginning of the year, cooling residential investment, business confidence deterioration and government spending restrictions. The unemployment rate is estimated to have declined 0.5 p.p. in 2023 to 7.2% (CFe) compared to 2022, but it is still above its average annual rate of 6.5% between 2015 and 2019. Inflation slowed rapidly in the final months of the year, closing with a 12-month inflation rate of 3.2% in December 2023, below the 12-month inflation rate of 8.5% in December 2022, but above the annual average of 2.6% between 2015 and 2019. In response, the Central Reserve Bank of Peru cut its policy key rate from 7.50% in December 2022 to 6.75% in December 2023.
The Peruvian nuevo sol appreciated 2.6% against the U.S. dollar in 2023, reaching 3.7 Peruvian nuevo soles per U.S. dollar at year end. The current account deficit is estimated to have improved in 2023 by 0.7 p.p. to 1.3% of GDP (compared to an annual average deficit of 2.0% of GDP between 2015 and 2019). In contrast, Peru’s fiscal deficit is estimated to have worsened by 0.2 p.p. to 2.7% of GDP (compared to an annual average deficit of 2.2% of GDP between 2015 and 2019), above the 2.4% limit foreseen by the fiscal rule, due to lower tax revenues in a context of economic slowdown.
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
We estimate that in 2023 variations in currencies (without considering the impacts of hyperinflationary countries) contributed to the year-on-year increase in our consolidated revenues by approximately 0.2 percentage points. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, and on our statement of cash flows, when translating the financial statements of subsidiaries located outside the Eurozone into euro. In 2023 translation differences had a positive impact on equity attributable to equity holders of the parent of 37 million euros. In addition, our cash and cash equivalents increased by approximately 258 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the appreciation of the Brazilian real relative to the euro.If the impacts of hyperinflationary countries were considered, the adverse impact of variations in currencies on our consolidated results, statement of financial position and statement of cash flows would have been higher.
We estimate that in 2022 variations in currencies (without considering the impacts of hyperinflationary countries) contributed to the year-on-year increase in our consolidated revenues by approximately 4.5 percentage points. In 2022 translation differences had a positive impact on equity attributable to equity holders of the parent of 1,169 million euros. In addition, our cash and cash equivalents increased by approximately 156 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the appreciation of the Brazilian real relative to the euro.
We estimate that in 2021 variations in currencies (without considering the impacts of hyperinflationary countries) contributed to the year-on-year decrease in our consolidated revenues by approximately 2.3 percentage points. In 2021 equity attributable to equity holders of the parent increased by 4,088 million euros (impacted by the negative translation differences of Telefónica United Kingdom accumulated in equity at June 1, 2021 and reclassified to the income statement as a result of the establishment of VMO2 (see Note 2 to the Consolidated Financial Statements), for an amount of 3,135 million euros). In addition, our cash and cash equivalents decreased by approximately 179 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real relative to the euro.
Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Venezuela (Indice Nacional de Precios al Consumidor de Venezuela) published by the Central Bank of Venezuela, or where a definitive index is not available, the best estimation. On an annual basis, these rates are 189.8%, 174.3% and 686.4% for 2023, 2022 and 2021, respectively. The exchange rates used to convert items denominated in Venezuelan bolivar, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2023, 2022 and 2021, which were 159.45 bolivar digital per U.S. dollar (synthetic exchange rate), 45.18 bolivar digital per U.S. dollar (synthetic exchange rate) and 16.47 bolivar digital per U.S. dollar (synthetic exchange rate), respectively. The bolivar fuerte was devalued in October 2021 and a new currency, the bolivar digital, was adopted.
Argentina is considered as a hyperinflationary economy since July 2018. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Argentina (Indice de Precios al Consumidor con Cobertura Nacional de Argentina) published by the Central Bank of Argentina, or where a definitive index is not available, the best estimation. On an annual basis, this rate was 211.4% for 2023, 94.79% for 2022 and 50.94% for 2021. The exchange rate used to convert items denominated in Argentine peso, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2023, 2022 and 2021, which were 808.5, 177.1 and 102.7 Argentine pesos per U.S. dollar, respectively.

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

	2021 (1)	2022 (1)	2023 (1)	% change 2021 vs 2022	% change 2022 vs 2023
	Average	Average	Average	Average	Average
Pound Sterling	0.86	0.85	0.87	(0.83%)	2.04%
U.S. Dollar	1.18	1.05	1.08	(11.10%)	2.89%
Brazilian Real	6.37	5.42	5.40	(15.00%)	(0.32%)
Argentine Peso (2)	116.37	189.08	893.45	62.48%	372.52%
Peruvian Nuevo Sol	4.59	4.03	4.05	(12.09%)	0.39%
Chilean Peso	896.59	916.52	906.50	2.22%	(1.09%)
Mexican Peso	23.98	21.12	19.16	(11.89%)	(9.30%)
Venezuelan Bolivar Digital (2)(3)	18.65	48.23	176.20	n.m.	n.m.
Colombian Peso	4,425.64	4,452.39	4,651.42	0.60%	4.47%
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

	2021	2022	2023
(Millions of euros)
Net cash from operating activities	10,268	11,763	11,649
Net cash from (used in) investing activities	5,896	(5,327)	(4,286)
Net cash used in financing activities	(12,990)	(7,925)	(7,186)
Net cash from (used in) investing activities was significantly impacted in 2021 by the cash received from the sale of the tower divisions of the Telxius Group and the incorporation of VMO2.
For additional details regarding our cash flows for the years ended December 31, 2021, 2022 and 2023, please see the Consolidated Statements of Cash Flows and Note 28 to our Consolidated Financial Statements.
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
In 2024, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations. We also expect to continue investing in TV and digital services to take advantage of the opportunities in the digital markets. We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.
We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments (including investment commitments with joint venture partners), our payment of dividends, shareholder remuneration and pre-retirement payment commitments.
We also have liquidity constraints related to debt service requirements in connection with our existing and future debt. At December 31, 2023, we had gross financial debt of 37,061 million euros compared with 39,079 million euros at December 31, 2022. For the amortization schedule of our consolidated gross financial debt at December 31, 2023 and a further description of financing activity in 2023, see “—Anticipated Sources of Liquidity” below. Our net financial debt increased by 662 million euros to 27,349 million euros at December 31, 2023, compared with 26,687 million euros at December 31, 2022, despite a positive free cash flow generation of 3,988 million euros. This was due to (i) shareholder remuneration of 2,320 million euros (including coupon payments of capital instruments), (ii) net financial investments of 688 million euros (mainly acquisition of Telefónica Deutschland shares),(iii) labor-related commitment payments of 854 million euros, and (iv) other factors totaling 788 million euros (mainly the higher value in euros of net debt in foreign currencies).
In nominal terms, as of December 31, 2023, 89% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.80% as of December 31, 2023 compared to 3.96% as of December 31, 2022.
For a reconciliation of net financial debt to gross financial debt, see “—Presentation of Financial Information—Non-GAAP Financial Information—Net financial debt and net financial debt plus commitments”.

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2023. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities (1)	37,061	3,701	6,559	7,601	19,200
Lease liabilities (2)	8,947	2,239	3,090	1,897	1,721
Purchases and other contractual obligations (3)	12,049	3,571	4,470	1,754	2,254
Other liabilities (4)	2,574	574	2,000	—	—
Total	60,631	10,085	16,119	11,252	23,175
(1)Estimated future interest payments as of December 31, 2023 on our interest-bearing debt (not included above) are as follows: 1,202 million euros in 2024, 1,115 million euros in 2025, 1,031 million euros in 2026, 912 million euros in 2027, 831 million euros in 2028 and 7,067 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2023. This item includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (352 million euros), and those classified as non-current (1,940 million euros) (i.e., those with a positive mark-to-market). For a more detailed description of our financial derivative transactions, see Note 19 to our Consolidated Financial Statements. For details of the composition of this item, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity”).
(2)This item includes lease liabilities. For a more detailed description see Note 20 to our Consolidated Financial Statements.
(3)This item includes definitive payments (non-cancellable without penalty cost) due for agreements to purchase goods (such as network equipment) and services, as well as payments for football broadcast rights. For a more detailed description see Note 26 to our Consolidated Financial Statements.
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
Commitments for short-term leases and low value leases amounted to 52 million euros as of December 31, 2023.
In addition, at December 31, 2023, we had short-term and long-term employee benefits provisions amounting to 1,005 million euros and 4,949 million euros, respectively, not included in the table above (see Note 24 to our Consolidated Financial Statements) and non-current and current account payables, such as trade payables, payables to suppliers of property, plant and equipment and payables for spectrum acquisitions, amounting to 1,913 million euros and 12,138 million euros, respectively (see Notes 21 and 22 to our Consolidated Financial Statements), not included in the table above.
In addition, at December 31, 2023, VMO2 had commitments amounting to 6,584 million euros related to purchase, programming, network and connectivity and other commitments not included in the table above (see Note 10 to our Consolidated Financial Statements).
For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 18 "Financial Liabilities" to our Consolidated Financial Statements.
For a discussion of our liquidity risk management policy, see Note 19 to our Consolidated Financial Statements.

Anticipated Sources of Liquidity
Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, investments, licenses, interest obligations and principal payments, dividends, other shareholder remuneration, and pre-retirement payments. We also rely on external financing, including a variety of short, medium and long-term financial instruments, principally bonds and debentures, undated deeply subordinated securities and borrowings from financial institutions. Cash and cash equivalents are mainly held in euros and euro-denominated instruments.
We hold most our cash and cash equivalents in demand and in various terms up to three-month time deposits in euro. Additionally, we hold cash and cash equivalents in time deposits in U.S. dollars, typically with a term of less than one year. These transactions are executed with financial counterparties that have credit ratings that satisfy Telefónica’s standards.
In recent years, we raised funds by issuing principally equity instruments (undated deeply subordinated securities and mandatory convertible notes) and debt securities, and we may issue additional equity or debt securities at any time. We have also raised funds through a series of asset divestitures. In 2022, the main sources of funds from divestitures came from the completion of the agreement with Vauban and CAA for the deployment and commercialization of a fiber FTTH network mainly in rural areas in Spain, the sale of the entire share capital of Telefónica Móviles El Salvador and the completion of the agreement reached between Telefónica Colombia and a Colombian company controlled by KKR for the sale of fiber assets and for the provision of connectivity services and deployment of the fiber network. We did not complete similar asset divestitures in 2023.
Financing
The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2023 as stated in euro, excluding estimated future interest payments. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. The table below includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (352 million euros), and those classified as non-current (1,940 million euros) (i.e., those with a positive mark-to-market). For description of the liquidity risk we face, see Note 19 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 18 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2024	2025	2026	2027	2028	Subsequent years	Non-current total	Total
Debentures and bonds	1,565	3,133	2,072	3,911	2,110	17,407	28,633	30,198
Promissory notes & commercial paper	1,141	54	12	3	19	140	228	1,369
Total Issues	2,706	3,187	2,084	3,914	2,129	17,547	28,861	31,567
Loans and other payables	759	553	498	327	311	1,153	2,842	3,601
Derivative instruments	236	160	77	585	335	500	1,657	1,893
Total	3,701	3,900	2,659	4,826	2,775	19,200	33,360	37,061
Notes:
- Estimated future interest payments as of December 31, 2023 on our interest-bearing debt (not included above) are as follows: 1,202 million euros in 2024, 1,115 million euros in 2025, 1,031 million euros in 2026, 912 million euros in 2027, 831 million euros in 2028 and 7,067 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2023.
During 2023, we obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling approximately 5,296 million euros of which 3,422 million euros was at the Group level and 1,874 million euros were obtained by VMO2 (the joint venture in the UK with Liberty Global plc). Telefónica's financing activity was focused on maintaining a solid liquidity position, as well as refinancing and maintaining long debt maturities.
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
Availability of funds
At December 31, 2023, we had funds available (including cash and cash equivalents, undrawn lines of credit and current financial assets) totaling 19,531 million euros. This amount included: undrawn lines of credit for an amount of 11,315 million euros (11,148 million euros expiring in more than 12 months); cash and cash equivalents; and certain current financial assets.
We believe that, in addition to internal generation of funds, our working capital, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will allow us to meet our future capital requirements, including (according to our liquidity policy) gross debt maturities in the next 12 months.
For a description of our liquidity and undrawn lines of credit available at December 31, 2023, see Note 18 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 19 to our Consolidated Financial Statements.
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
Certain Latin American economies, such as currently Venezuela or Argentina, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and/or convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. Regarding the net repatriation of funds to Spain, 247 million euros from Latin America companies have been received in 2023. This amount includes a dividend collection of 544 million euros, partially offset by loans made to subsidiaries in an aggregate amount of 307 million euros.
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
At December 31, 2023, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “BBB- stable outlook" from Standard & Poor's and “Baa3 stable outlook" from Moody's. During 2023, there have not been changes in the long-term credit ratings by any of the three agencies. The latest changes in the credit ratings took place in 2020 when Standard and Poor’s revised the outlook to “negative“ from “stable” on April 1, 2020 and later, on November 20, 2020 downgraded the rating to “BBB - stable” from “BBB negative”. On November 7, 2016 Moody's downgraded the rating to “Baa3 stable” from “Baa2 negative” and on September 5, 2016 Fitch downgraded the rating to “BBB stable” from “BBB+ stable”.

In 2023, measures taken to protect the credit rating included an active portfolio management through the voluntary public acquisition offer for shares of Telefónica Deutschland that reinforces Telefónica’s strategy to focus on its core geographies and its strong commitment to the German market, one of the most attractive and stable telecom markets in Europe. The offer also supports Telefónica’s efforts to simplify the Group’s structure and enhances the euro-denominated cash flows generated in the Group.

In addition, Telefónica Hispanoamérica entered into an agreement with an affiliate of KKR and Entel Perú for the sale of fiber assets and the provision of wholesale connectivity services. The transaction is subject to the obtaining of regulatory approvals. Finally, Telefónica at its Capital Markets Day, announced the launch of the GPS program (Growth, Profitability and Sustainability) that will guide the 2023-2026 Strategic Plan.
Additionally, Telefónica maintains a solid liquidity position and conservative approach to debt refinancing, as the Group took advantage of the historical low refinancing rates in recent years to extend average debt life and smooth its maturity profile in coming years.
Intra-group Loans
We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2023, companies in the Telefónica Group owed Telefónica, S.A. a total of 2,057 million euros (1,715 million euros at December 31, 2022), including amounts due under intra-group loans and dividends distributed and uncollected at December 31, 2023. Funds provided by Telefónica, S.A. to its subsidiaries are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as dividends and asset disposals). For additional information, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Intra-Group Loans".
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
During 2023, Telefónica’s numerous technological innovation activities were focused on three main areas:
•Telecommunications networks. These activities aim at developing and integrating new assets and components into our networks and systems, with three main pillars: (i) high capacity and high energy-efficiency networks: next generation of mobile network technologies (evolution of 5G and 6G), network slicing, new in-home networks, open and disaggregated technologies (Open RAN, Open Broadband, TIP), Quantum Communications (QKD, PQC) integrating our quantum ring infrastructure and connecting it to the European infrastructure Euro-QCI; (ii) cloud-native and software-based network architectures: which enable us to have a more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers, with the Telco Cloud (multi-cloud virtualization) initiative, leading ETSI-OSM project, contributing to the European Alliance for Industrial Data, Edge and Cloud, and launching the Spanish IPCEI-CIS project; and (iii) Data and Artificial Intelligence driven operations: leveraging new tools and available network data within every process and every domain (fixed and mobile access, transport and core) and cloud infrastructure, with early deployments in Brazil, Germany and Spain, and exploring the network Digital Twin in a TM Forum project.
•The development of new products and services which are carried out within the framework of the digital services strategy. Products and services for the mass market include: new opportunities in the metaverse and the Web3, with our own NFT marketplace, and digital identity; in video and entertainment with new applications, advertising and payment capabilities, and digital cognitive marketing, using artificial intelligence preserving consumer privacy and our ethical principles, etc. Products and services for the B2B market include: a wide portfolio of cloud and cybersecurity services, IoT platforms and connectivity, Big Data, Artificial Intelligence and blockchain, with vertical services tailored to industry sectors and public administrations.
•Experimental and applied research: With a medium and long-term outlook, Telefónica also has specialized scientific groups whose mission is to research and advance the state of the art of technologies to solve the technological, social and environmental challenges that arise. These activities are carried out in collaboration with public and private, national and international universities and research centers.
Two featured results of these innovation activities are Open Gateway, an initiative that seeks to expose network APIs to service developers enabling a Network as a Service model, and UTIQ, a joint venture with three other European operators that offers programmatic advertising solutions that do not use third-party cookies.
The total research and development ("R&D") expense in the Group for 2023 amounted to 741 million euros, 12.87% higher than the 656 million euros incurred in 2022 (835 million euros in 2021, including the former Telefónica United Kingdom segment in the consolidation perimeter). These expenses represented 1.8%, 1.6% and 2.1% of the Group’s consolidated revenues for 2023, 2022 and 2021, respectively (for comparison purposes, the investment in R&D in 2021, excluding the companies in the former Telefónica United Kingdom segment that now fall outside of the consolidation perimeter, amounted to 689 million euros, 4.7% higher than in 2022). These figures were calculated using guidelines of the Organization for Economic Co-operation and Development ("OECD") manual.
During 2023, Telefónica filed 17 patent applications for new inventions, 13 of which were European applications, and four of which were international applications (PCT). All of them were registered through the Spanish Patent and Trademark Office (OEPM). During 2023 a total of 37 patent applications from former years were granted. These figures represent an increase of 21% in the number of patent applications for new inventions compared with the 14 patent applications in 2022 (16 in 2021), and an increase of 76% in the number of patent applications granted compared with the 21 patent applications in 2022 (29 in 2021).
Moreover, five new industrial design families with European scope were registered in 2023 through the European Union Intellectual Property Office (EUIPO) and in Argentina, Brazil, Chile, Colombia and Peru
At the end of 2023, the Telefónica Group had a portfolio of 374 active patents, 114 industrial designs and nine utility models, resulting in a portfolio of 497 registered intangible assets (444 as of December 31, 2022).

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
Wayra has seven physical hubs serving nine countries in Europe and Latin America. Wayra manages its own corporate venture capital fund, investing in partnerships with other startup leaders in startups in gaming and video entertainment, IoT, Big Data, Artificial Intelligence, eHealth, fintech, energy, the metaverse and Web3. Since 2022, Wayra also manages investment funds from other Telefónica Group companies like Vivo Ventures in Brazil and Íope Ventures from Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U.
In addition to Wayra, Telefónica Ventures, is Telefónica’s corporate venture vehicle for strategic investments. Telefónica Ventures aims to address the big challenges facing the telecommunications industry and create new businesses leveraging cutting edge technology. It invests, directly in startups or through a network of leading venture capital funds in key markets, to build strategic partners fully aligned with the Group’s global strategy. The most relevant of these funds is Leadwind, in which we act as anchor investor, targeting deep tech scaleups in southern Europe and Brazil.
Telefónica has been engaged in Open Innovation for 15 years. As of 2023, it has helped create and transform local entrepreneurship ecosystems in Europe and Latin America investing more than 233 million euros (including Wayra and Telefónica Ventures direct and indirect investments), in more than 1,100 startups, contributing to the creation of more than 10,000 highly skilled jobs.
Wayra invested in 16 startups in Europe and Latin America in 2023 while Telefónica Ventures invested in four startups, for an aggregate total direct investment amount of 13.3 million euros. Vivo Ventures invested in two startups in 2023, and Íope Ventures made its first three investments in 2023. Telefónica had interests in more than 538 active startups by the end of 2023.
Through these various programs, Telefónica has invested in more than 1,100 startups, and more than 330 startups have worked with Telefónica and its customers, generating through some of their solutions more than 700 million euros in revenues for Telefónica.
In addition, in 2023 Telefónica participated in more than 30 Open Innovation projects with strategic partners in 2023, supporting the programmes in vertical solutions or with regional focus.
D. Trend Information
In 2023, the Telefónica Group faced challenges of persistent inflation across all segments, the continued devaluation of the Argentine peso and weak growth prospects in many of its markets. The Group also faced intense competition in all of its markets, through the entry of new competitors (new players and providers of OTT services), and aggressive customer acquisition offers in the different markets in Telefónica Hispam.
In Telefónica, we have been operating in high-inflationary environments for decades. In 2023, with respect to revenues, Telefónica has relied on pricing power and inflation pass-through across its segments.
With respect to CapEx, Telefónica benefits from having made significant advances in FTTH deployment ahead of the current inflationary environment, having passed the peak of investments in prior years.
In 2024, we still expect high inflation rates across the board, and we expect the devaluation of the Argentine peso and intense market competition to continue as well. The Company has taken several steps designed to address these and other recent trends and to face future uncertainties, such as:
•First, while Telefónica has a long track record of generating cost efficiencies, we still have a long way to go in terms of digitalization and automation of sales channels and customer care, process improvements and modernization and rationalization of the network, such as switching from copper to fiber and legacy switch-off. In 2023, Telefónica took steps to hedge through long-term price agreements / power purchase agreements (PPAs) and intends to increase the hedged ratio level of consumption for 2024 compared to 2023.

•Second, the Company expects cost efficiencies in 2024 as a result the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 and realization of synergies in the United Kingdom (through the execution of restructuring plans aiming to deliver a single operating model and a leaner company).
•Third, we expect certain selling price increases to continue in the coming year, partially covering inflation in several markets, but Telefónica believes telecom spending will be resilient to price increases as digitalization and digital communications remain important for Telefónica's customers. Accordingly, Telefónica expects to continue to rely on its pricing power and inflation pass-through across the various markets it serves. Moreover, Telefónica is managing operating expenses by engaging in significant long-term hedging on energy prices and, overall, by focusing on cost efficiencies.
•Fourth, Telefónica is facing an intense competition in the markets where it operates, through the entry of new competitors (either new players or providers of OTT Services), mergers of operators in certain markets (e.g., potential mergers of mobile operators Vodafone UK and Three UK in the United Kingdom and Orange and Más Móvil in Spain) and other changes in competitive dynamics in the different markets in Latin America (e.g., aggressive customer acquisition offers, with unlimited data and discounts on certain services). In order to combat this competition, Telefónica is focused on offering the best product and services to its customers, continuing to invest in improvements to its network and diversifying its revenue mix with adjacent businesses. These efforts include:
•Solar 360, a joint venture of Repsol and Telefónica Spain, formed to develop a solar self-consumption business;
•Movistar Prosegur Alarmas, a security joint venture formed by Prosegur and Telefónica Spain in September 2020;
•Vivo Ventures, a corporate venture capital fund created with Telefónica Open Innovation, through which Telefónica has committed to invest in the Brazilian "fintech" Klavi, to reinforce Telefónica's presence in the financial solutions sector; and
•The TeCuida smartwatch, a new telecare device and service for people over 60 years and people with a low degree of dependency that detects falls, inside and outside the home. It also assists users in emergency situations, anywhere, 24 hours a day, 7 days a week, locating the person, notifying their contacts and arranging for any needed assistance.
On November 8, 2023, Telefónica presented its three-year strategic plan during the Capital Markets Day, where five lines of action to accelerate growth, profitability and sustainability were highlighted:
•Sustain B2C revenue growth with an enriched offering to an expanding high-value market with lower churn.
•Keep above-industry B2B momentum with Telefónica Tech as the cornerstone for transformation.
•Evolve wholesale and partners’ revenues with the launching of “Open Gateway”.
•Drive efficiencies to reduce operating expenses through:
■Switching from copper to fiber and legacy switch-off
■Network sharing
■Energy cost reduction through hedging
■Right-sizing the organization
▪Sustain differentiation while reducing CapEx, switching from copper to fiber and executing legacy technology switch-off. In Spain, Telefónica plans to switch off all copper access loop as of April 2024 and the Company is focusing its CapEx on 5G deployment in several segments.

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
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.
The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2021	2022	2023
Operating income	13,586	4,056	2,593
Depreciation and amortization	(8,397)	(8,796)	(8,797)
Operating income before depreciation and amortization	21,983	12,852	11,390
The following tables provide a reconciliation of OIBDA to operating income for the Group and for each of the Group’s segments (and our former Telefónica United Kingdom segment) for the periods indicated.

2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom (1)	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	1,224	919	30	1,220	(155)	10,292	56	13,586
Depreciation and amortization	(2,153)	—	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income before depreciation and amortization	3,377	919	2,424	3,138	1,718	10,648	(241)	21,983
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

2022
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	2,431	263	1,363	159	(124)	(36)	4,056
Depreciation and amortization	(2,157)	(2,295)	(2,369)	(1,799)	(218)	42	(8,796)
Operating income before depreciation and amortization	4,588	2,558	3,732	1,958	94	(78)	12,852

2023
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	1,029	317	1,617	(47)	(289)	(34)	2,593
Depreciation and amortization	(2,200)	(2,323)	(2,511)	(1,557)	(244)	38	(8,797)
Operating income before depreciation and amortization	3,229	2,640	4,128	1,510	(45)	(72)	11,390

OIBDA in 2021 includes the gains on the sale of the towers divisions of Telxius, amounting to 6,099 million euros and from the establishment of VMO2, amounting to 4,460 million euros (see Note 4 to the Consolidated Financial Statements).
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

Year ended December 31,
Millions of euros	2021	2022	2023
Operating income	13,586	4,056	2,593
Depreciation and amortization	(8,397)	(8,796)	(8,797)
OIBDA	21,983	12,852	11,390
Capital expenditures in intangible assets	(2,981)	(1,530)	(1,838)
Capital expenditures in property, plant and equipment	(4,286)	(4,289)	(3,741)
CapEx	(7,267)	(5,819)	(5,579)
OIBDA-CapEx	14,716	7,033	5,811
Spectrum acquisitions	1,704	173	183
OIBDA-CapEx excluding spectrum acquisitions	16,420	7,206	5,994

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
(B) subtracting the following amounts from the resulting amount of the preceding step:
i. "Cash and cash equivalents",
ii. "Other current financial assets" (which include short-term derivatives),
iii. Cash and other current financial assets included in "Non-current assets and disposal groups held for sale",
iv. The positive mark-to-market value of derivatives with a maturity beyond one year,
v. Other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position). "Financial assets and other non-current assets" includes derivatives, installments for long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
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
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2023 and 2022 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2022	12/31/2023
Non-current financial liabilities	35,059	33,360
Current financial liabilities	4,020	3,701
Gross financial debt	39,079	37,061
Cash and cash equivalents	(7,245)	(7,151)
Other current financial assets	(2,431)	(1,066)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (see Note 30 to the Consolidated Financial Statements)	—	(13)
Positive mark-to-market value of long-term derivative instruments	(2,668)	(1,940)
Other liabilities included in "Payables and other non-current liabilities"	1,431	1,750
Other liabilities included in "Payables and other current liabilities"	402	446
Other assets included in "Financial assets and other non-current assets"	(1,892)	(1,481)
Other assets included in "Receivables and other current assets"	(646)	(711)
Other current assets included in "Tax receivables"	(123)	—
Mark-to-market adjustment by cash flow hedging activities related to debt	1,102	659
Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits	(322)	(205)
Net financial debt	26,687	27,349
Lease liabilities	8,645	8,920
Net financial debt plus leases	35,332	36,269
Gross commitments related to employee benefits and associated economic hedging	5,291	6,159
Value of associated long-term assets	(104)	(114)
Tax benefits	(1,281)	(1,535)
Net commitments related to employee benefits	3,906	4,510
Net financial debt plus commitments	30,593	31,859
Net financial debt plus leases plus commitments (*)	39,238	40,779
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
The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2023, 2022 and 2021:

Millions of euros	2021	2022	2023
Net cash flow provided by operating activities	10,268	11,763	11,649
(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net	(6,164)	(5,508)	(5,851)
Dividends paid to non-controlling interests	(410)	(438)	(438)
Payments for commitments related to employee benefits	844	853	854
Payments of financed spectrum without explicit interest	(108)	(108)	(112)
Free Cash Flow excluding lease principal payments	4,430	6,562	6,102
Lease principal payments	(1,782)	(1,996)	(2,114)
Free Cash Flow	2,648	4,566	3,988
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management
During 2023, our Board of Directors met 18 times. As of February 23, 2024, our Board of Directors had met twice during 2024. As of February 23, 2024, our directors, their respective positions on our Board and the year they were first appointed were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. José María Álvarez-Pallete López (1)	60	2006	2025
Vice-Chairmen
Mr. Isidro Fainé Casas (1)(2)	81	1994	2024
Mr. José María Abril Pérez (1)(3)(6)	71	2007	2026
Mr. José Javier Echenique Landiríbar (1)(4)(5)	72	2016	2024
Members
Mr. Ángel Vilá Boix (1)	59	2017	2026
Mr. Alejandro Reynal Ample	50	2023	2024
Ms. Solange Sobral Targa (6)	51	2023	2024
Ms. Carmen García de Andrés (4)(6)	61	2017	2025
Ms. María Luisa García Blanco (4)(5)(6)	58	2018	2026
Mr. Peter Löscher (1)(4)(5)	66	2016	2024
Ms. Verónica Pascual Boé (5)	45	2019	2024
Mr. Francisco Javier de Paz Mancho (1)(5)(6)	65	2007	2026
Mr. Francisco José Riberas Mera	59	2017	2025
Ms. María Rotondo Urcola (4)(6)	59	2021	2026
Ms. Claudia Sender Ramírez (1)	49	2019	2024
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
(4) Member of the Audit and Control Committee.
(5) Member of the Nominating, Compensation and Corporate Governance Committee.
(6) Member of the Sustainability and Regulation Committee.
Board Committees
At February 23, 2024, the Committees of our Board of Directors and members thereof are as follows:
Executive Commission
Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by the Spanish Corporate Enterprises Act, under our Articles of Association, or under our Board Regulations. This Commission is made up of fewer directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. José María Álvarez-Pallete López (Chairman), Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. José Javier Echenique Landiríbar, Mr. Ángel Vilá Boix, Ms. Claudia Sender Ramírez, Mr. Francisco Javier de Paz Mancho, Mr. Peter Löscher and Mr. Pablo de Carvajal González, as Secretary. During 2023, the Executive Commission met 18 times and, as of the date of this Annual Report, had met three times in 2024.
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
The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2023, the Audit and Control Committee met 13 times and, as of the date of this Annual Report, had met three in 2024. The members of the Audit and Control Committee are Mr. José Javier Echenique Landiríbar (Chairman), Mr. Peter Löscher, Ms. Carmen García de Andrés, Ms. María Rotondo Urcola and Ms. María Luisa García Blanco. Our Board of Directors has determined that all the members of the Audit and Control Committee meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
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
The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Peter Löscher (Chairman), Mr. José Javier Echenique Landiríbar, Ms. María Luisa García Blanco, Ms. Verónica Pascual Boé and

Mr. Francisco Javier de Paz Mancho. During 2023, the Nominating, Compensation and Corporate Governance Committee met 12 times, and as of the date of this Annual Report, it had met twice in 2024.
Strategy and Innovation Committee
On December 13, 2023, the Board of Directors eliminated the Strategy and Innovation Committee, at the proposal of the Nominating, Compensation and Corporate Governance Committee, in order to enhance the strategic definition and oversight function of the Company's Board of Directors by ensuring that all deliberations and discussions regarding the strategy of the Company take place in the full Board of Directors, in a more diverse context and with a greater plurality of viewpoints, in line with international best practices in Corporate Governance.
Sustainability and Regulation Committee
The Sustainability and Regulation Committee was created on December 13, 2023 by the Board of Directors integrating the functions of the former Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee. The Sustainability and Regulation Committee was created under Article 20.b) of the Regulations of the Board of Directors and is regulated under Article 24 of those same Regulations, amended on the same date, in order to improve the systematization of the distribution of competencies among the Committees. The main objective of the Sustainability and Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors on sustainability and regulatory matters in the telecommunications sector or in any other sector relevant to the business of the Company or the Group and, where appropriate, to advise the Board of Directors of those matters deemed significant to the Company or to any of the companies of the Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy. The Committee is also tasked with, among other things, reviewing the strategies and policies relating to Telefónica's "Responsible Business" policy and sustainability practices in the environmental and social areas, supervising the impact and risk analysis of its "Responsible Business" strategy and analyzing Telefónica Group's objectives, action plans and practices in the field of social and environmental responsibility. In addition, the Sustainability and Regulation Committee seeks to ensure that the corporate culture is aligned with its purpose and values with transparency towards its stakeholders and, together with the Audit and Control Committee, knows of the process of reporting non-financial information in matters of social responsibility and sustainability.
The members of the Sustainability and Regulation Committee are Mr. Francisco Javier de Paz Mancho (Chairman), Mr. José María Abril Pérez, Ms. Carmen García de Andrés, Ms. María Rotondo Urcola, Ms. María Luisa García Blanco and Ms. Solange Sobral Targa. As of the date of this Annual Report, had met twice in 2024.
Biographies of Directors
Mr. José María Álvarez-Pallete López serves as the Chairman of our Board of Directors and Chief Executive Officer of the Company. He is currently Chairman of the Telefónica Foundation, trustee of the Profuturo Foundation and member of Board of Trustees of ”la Caixa” Banking Foundation since February 2022. He is also member of the Advisory Council of SEAT, S.A. since March 2019, Chairman of the Board of GSMA since February 2022 and Chairman of the European Round Table for Industry's Employability, Competencies and Impact Committee since May 2022. He is also member of the Board of Directors of VMED O2 UK Ltd. He began his career at Arthur Young Auditors in 1987. In February 1999 he joined the Telefónica Group as General Manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to Chief Financial Officer of Telefónica. In July 2002, he was appointed Chairman and Chief Executive Officer of Telefónica Internacional, S.A.U.; in July 2006 General Manager of Telefónica Latin America, and in March 2009, Chairman of Telefónica Latin America. He has been the Chairman of Telefónica Europa since September 2011 and a member of Telefónica, S.A.'s Board of Directors since July 2006. Since September 2012 and until April 2016, Mr. Álvarez- Pallete served as Chief Operating Officer. Since April 2016 he is the Chairman of our Board of Directors and Chief Executive Officer of the Company. In 2001, he was awarded as ‘CFO Europe Best Practices’ at Mergers & Acquisitions 2000 by CFO Europe Magazine, and in 2003 as Member of Merit at the Iberian-American Forum of the Carlos III Foundation. In 2007 he was awarded with the Gold Master of the Executive Management Forum and in 2011, he received the Personality of the Year in Economics Award granted by the Spanish newspaper “El Economista”. In 2013 the Spanish Telecommunication Engineers Association awarded him with the Excellence Award of that same year, for his contribution to the development of telecommunications. In 2014, Mr. José María Álvarez-Pallete received Medalla Sorolla by the Hispanic Society of America and he was named “Innovative Corporate Leader of the Year” by the Latin Trade magazine and the magazine FastCompany included him in its "100 Most Creative People in Business 2014". In 2016, he was named the "Best CEO" in Spain by Forbes Magazine and the Consejo Superior de Deportes granted him the entry in the Royal Order of Merit Sports in the category of Bronze Medal. In 2019 he was granted with the Cross of Military Merit with white distinction, he received the "Manager of the Year" award in the Large Corporations category granted by the Asociación Española de Directivos, and was chosen “Business Leader of the Year” by the Spain-US Chamber of Commerce. In 2020, he was awarded with the ECOFIN prize for "Financiero del Año" and the Spanish Marketing Association has named him "Lider Empresarial Impulso del Marketing". In 2021, he was appointed Honorary Ambassador of Leading Brands of Spain Forum. In addition, in November 2023, he received an honorary degree from CEU San Pablo University and was named “Business Person of the Year 2022” by the UPF Barcelona School of Management. Since January 2024, he has been a Trustee of Fundación Amigos de la Alhambra. Mr. Álvarez-Pallete holds a degree in Economics from the Complutense University in Madrid, also studied Economics at the Université Libre i Belgique and holds an International Management Program (IMP) degree from the Pan-American Institute of Executive Business Administration (IPADE) and a Diplome of Advanced Studies (DEA) from the Department of Financial Economics and Accounting of the Complutense University of Madrid.
Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banca Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). In 1982, he joined "la Caixa" as Deputy Executive General Manager, subsequently taking on various positions of responsibility. In April 1991, he was appointed Deputy Executive Managing Director and in 1999 rose to General Manager of the bank, before becoming Chairman from June 2007 to June 2014. He was also a member of the Board of Directors of CaixaBank since 2000, presiding from 2011 until his resignation in 2016. Likewise, he was Chairman of Naturgy Energy Group, S.A. from September 2016 until February 2018. Furthermore, he served as Director of Suez, S.A. from 2014 to 2020. Mr. Fainé is currently Chairman and Member of the Executive Commission of the Board of Trustees of the Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona la "Caixa”, Chairman of the Board and of the Executive Commission of Criteria Caixa, S.A.U. and of Caixa Capital Risc SGEIC, S.A., and Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U. He also serves as Special Advisor of the Bank of East Asia, and Chairman of the Spanish Confederation of Savings Banks (CECA) and of the World Savings Banks Institute (WSBI). Additionally, he is Deputy Chairman of the European Savings Banks Group (ESGB). He is currently the Chairman of the Spanish Confederation of Executives (CEDE) and of the Spanish Chapter of the Club of Rome. He is also Deputy-Chairman of the Royal Academy of Economic and Financial Sciences, Founder of the Financial Circle and Honorary Chairman of Naturgy Energy Group, S.A. Mr. Fainé holds a Doctorate degree in Economics from the Universidad de Barcelona, a Diploma in Senior Management from IESE Business School and an ISMP certificate in Business Administration from Harvard University. He is a member of the Royal Academy of Economics and Finance and of the European Royal Academy of Doctorate Holders.
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
Mr. José Javier Echenique Landiríbar serves as Vice-Chairman of our Board of Directors. Mr. Echenique has been a Board Member and General Director of Allianz-Ercos as well as a General Director of BBVA Group, where he was responsible for wholesale business like Global Investment Banking or Global Corporate Banking among others. He has also been Member of the Board of Directors of Banco Sabadell, S.A. (Vice-Chairman), Repsol, S.A., Banco Guipuzcoano, S.A. (Chairman), Grupo Empresarial ENCE, S.A., ACS Servicios, Comunicaciones y Energía, S.L., Sevillana de Electricidad, S.A., Hidroeléctrica del Cantábrico, Metrovacesa and Abertis Infraestructuras, S.A. Mr. Echenique is currently Member of the Board of Directors of Telefónica Audiovisual Digital, S.L.U., ACS Actividades de Construcción y Servicios, S.A., Dragados, S.L. and Calcinor, S.L. He is also member of the Advisory Board of Telefónica de España, S.A.U. He is also a Board member of the Deusto Business School and a member of the McKinsey Advisory Council. He holds degrees in Economics and Actuarial Sciences from Basque Country University (UPV), where he was a professor of Social Security’s Quantitative Techniques of the Economic Sciences School of Bilbao for several years.

Mr. Ángel Vilá Boix serves as the Chief Operating Officer (COO) and as a Director of our Board of Directors. Previously, he served as the Chief Strategy and Finance Officer. Mr. Vilá joined Telefónica in 1997. He held positions of Group Controller, CFO of Telefónica Internacional, S.A.U. Group Head of Corporate Development and Chief Financial and Corporate Development Officer. In 2015, he was appointed Chief Strategy and Finance Officer. Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta. In the financial sector, he has served in the Board of directors of Banco Bilbao Vizcaya Argentaria (BBVA) and on the Advisory Panel of Macquarie MEIF Infrastructure funds. In the TMT sector, he was Chairman of Telefónica Contenidos, Vice-Chairman of Telco Spa (Italy) and Board member of Endemol, Digital+, Atento, Telefónica Czech, CTC Chile, Indra SSI and Terra Lycos. Institutional Investor nominated Ángel Vilá as the Best CFO in European Telecoms in 2015. He was also honored with the Thomson Reuters Extel Pan-European Awards as No.1 CFO in Spain both in 2013 and 2014, as well as No.1 CFO for Telecommunications in Europe in 2014. He currently is member of the Advisory Boards of Telefónica de España, S.A.U. and Telefónica Tech, and a Trustee of the Telefónica Foundation. He is also member of the Board of Directors of VMED O2 UK Ltd. Mr. Ángel Vilá holds an MBA from Columbia Business School where he studied with a Fulbright La Caixa fellowship. Prior to Columbia University, he graduated in Industrial Engineering from Universitat Politècnica de Catalunya in Barcelona.
Ms. Carmen García de Andrés serves as a Director of our Board of Directors. Ms. García joined PricewaterhouseCoopers (Coopers & Lybrand Legacy) in 1985, where she held several positions. Thereafter, she held various leadership positions at Landwell -Abogados y Asesores Fiscales as well as at PwC. She has been representative of the Spanish brand at the International Specialist Group in Indirect Taxation for more than six years.Since 1998, she has been counseling international companies established in Spain with a major worldwide involvement with a special focus on the FMCG, Industry and ICT sectors, she is also Head of the Diversity programme, Women in PwC. Since then, she has collaborated as a mentor in professional development programmes for women and young people. She has been member of the Trust of the Young Business Spain Foundation, of which she was Chairwoman until 2017 and Board member of the collective initiative Juntos por el empleo de los más desfavorecidos. She has been member since 2006 of the Trust of Tomillo Foundation, and in March 2008 became the Managing Director of this non-profit institution and its Executive Chairwoman in 2014. Since June 2011, Ms. García has been member of the Board of Directors of the Asociación Española de Fundaciones (AEF), and she is currently its Treasurer and a member of the Executive Committee. She is also member of the Trust of Secretariado Gitano, Somos F5 and Xavier de Salas Foundations and co-founder and member of the Trust of "Aprendiendo a ser" Foundation since December 2018. She holds a degree in Economic and Business Sciences from the Comillas Pontifical University, ICADE.
Ms. María Luisa García Blanco serves as a Director of our Board of Directors. Ms. García began her career in 1992 as a state attorney (abogado del estado). In 2002, she was appointed Deputy Director-General of Constitutional Law and Human Rights and state attorney-Head of the Constitutional Law and Human Rights Department as well as Agent of the Kingdom of Spain before the European Court of Human Rights. As Agent of the Kingdom of Spain she managed and coordinated the Spanish delegation composed of representatives from various Spanish Ministries and represented the Kingdom of Spain before various UN Committees in nonjudicial proceedings and individual claims and before the European Court of Human Rights (TEDH) in individual claims. As state attorney serving at the Constitutional Court, she has been involved in constitutional law proceedings such us claims for unconstitutionality and jurisdictional conflicts, appeals for protection of constitutional rights and other issues of unconstitutionality. Among other activities, she has been the Secretary of the Board of Directors of Sociedad Estatal de Infraestructuras Agrarias del Norte (SEIASA DEL NORTE) and, from 1999 to 2010, of its Audit and Control Committee. From 2010 to 2013, she served as a Director of Sociedad Estatal de Infraestructuras Agrarias (SEIASA). She served as a Director of Sociedad Estatal de Aguas de la Cuenca del Norte (ACUANORTE) between 2010 and 2013, and of Sociedad Estatal de Aguas de las Cuencas de España (AcuaEs) between 2012 and 2013. Furthermore, she has been involved in coordination and cooperation activities for the promotion and defense of human rights in Uruguay (2006), Colombia (2007 and 2008), Chile (2009) and Guatemala (2010). Additionally, in 2006 she was awarded with the Cross of Honor of the Order of St. Raymond of Penyafort. In October 2013 she left her position as state attorney and she is currently a partner at the law firm Salama García Blanco, SLP, which focuses on administrative, constitutional law, civil and commercial litigation, and arbitration matters, and provides legal advice to credit institutions. In 2014, she was appointed as Corresponding Member of the Royal Academy of Jurisprudence and Legislation. Since 2021, she is member of the Advisory Board of Telefónica de España,S.A.U. She is currently Director of Ibercaja Banco, S.A., member of the CIMA Governance and Control Committee and President of the Committee of Experts of 65YMAS.COM. She holds a law degree from the University of Cordoba (Spain).
Mr. Peter Löscher serves as a Director of our Board of Directors. Mr. Löscher was the President of Global Human Health and a member of the Executive Board of Merck & Co., CEO of GE Healthcare Bio – Sciences and a member of GE’s Corporate Executive Council. He was also COO and a member of the Board of Amersham Plc. He held a senior leadership position in Aventis and Hoeschst. Mr. Löscher is former Chairman of the Supervisory Board of OMV AG, Austria. From 2014 to 2016, he was the CEO of Renova Management AG. In the past, he was also Chairman and CEO of Siemens AG, among others, and until April 2022 Chairman of the Board of Directors of Sulzer AG. Since April 2020, he is Chairman of the Supervisory Board of Telefónica Deutschland Holding AG, member of the Supervisory Board of Philips, member of the Board of Thyssen-Bornemisza Group AG, Switzerland, and a non-executive member of the Board of Directors of Doha Venture Capital LLC, Qatar. He is also Honorary Professor at Tongi University Shangai and he holds the Grand Decoration of Honor in Gold of the Republic of Austria, the Order of Friendship of the Russian Federation and is a Knight Commander of the Order of Civil Merit of Spain. Mr. Löscher studied Economics at Vienna University of Economics, where he also received his MBA, and Business at the Chinese University of Hong Kong. He completed the Advanced Management Program (AMP) at Harvard Business School and an Honorary Doctorate of Engineering from Michigan State University and is a Doctor Honoris Causa of Slovak University of Engineering in Bratislava.
Ms. Verónica Pascual Boé serves as a Director of our Board of Directors. Ms. Pascual began her professional career at the international level in the strategic management department of Human Resources of the multinational industrial group Bouygues. In 2004, she joined the family firm ASTI, where she held different positions in the management of this company (technical management and sales management departments). At the end of 2006, she was appointed General Manager and in 2008 she decided to acquire the company. She has previously held various positions, including: Promoter and Founder of Burgos Digital Innovation Hub, through ASTI of DIHBU (2018); President of the Industry Working Group 4.0 of the Castile and Leon Government (2016-2018); President of the Industry Committee 4.0 and Vice President of Talent Development of AMETIC (2016-2018); Member of the Advisory Council of the Quality Agency of the University System (2015-2016); Member of the Advisory Council of EAE Business School (2015-2016); Member of the Governing Council of APD Castile and Leon (2014-2015); Member of the Board of Directors of Empresa Familiar Castile and Leon (2001-2013). Ms. Pacual is an entrepreneur who has led during 18 years a group of companies involved in digital transformation headed by ASTI Mobile Robotics Group, a company with affiliates in Spain, France, Germany, and the United States, engaged in the supply of autonomous vehicle systems for the automation of industrial processes in sectors such as the automotive, food, cosmetics, pharmaceuticals, and retail. Since August 2021, ASTI Mobile Robotics has been integrated into ABB Robotics and Ms. Pascual has moved to the position of Global Manager of Robótica Móvil Autónoma until January 2023. Currently, Ms. Pascual Chairs the ASTI Tecnología y Talento Foundation and is also Vice President of Endeavor Spain, and Director of the companies GAM, Marsi Bionics and Viscofan. She also leads her family office, ALBP Corp, one of whose main objectives is the investment in technology-based projects. In addition, she is member of the Advisory Board of Telefónica Tech. Ms. Pascual has a degree in Aeronautical Engineering from the Polytechnic University of Madrid, a Master in Business Administration (MBA) from the College des Ingenieurs de Paris and an Executive Master in Positive Leadership and Strategy (EXMPLS) from IE Business School. She also has several postgraduate qualifications from INSEAD, Stanford, and Harvard Business School.
Mr. Francisco Javier De Paz Mancho serves as a Director of our Board of Directors. From 1984 to 1993 he was the General Secretary of Juventudes Socialistas and a member of the PSOE Executive. From 1990 to 1993, he was general secretary of the Spanish Consumers Association (Unión de Consumidores de España, UCE). From 1993 to 1996, he served as General Manager of Internal Trade of the Spanish Ministry of Tourism and Commerce and Director of Tabacalera, S.A. From 1994 to 1996, he was Chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was Corporate Strategy Manager of the Panrico Donuts Group and Deputy Chairman. From 1998 to 2004, he served as Director of Mutua de Accidentes de Zaragoza (MAZ). From 2004 to 2006, he was Director of Tunel de Cadí, S.A.C. and from 2003 to 2004, he served as Chairman of the Patronal Pan y Bollería Marca (COE). From 2004 to 2007, he was Chairman of the National Company MERCASA. He has also been a member of the Board of Directors of the Economic and Social Board and its Permanent Commission. From July 2006 to November 2014, he was a member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras) and from 2008 to 2012 he was the Chairman of Atento Inversiones y Teleservicios, S.A.U. From July 2016 to December 2021 he was the Chairman of Telefónica Ingeniería de Seguridad, S.A.U. From April 2018 to April 2021 he was Director of Telefónica Móviles de Argentina, S.A. From July 2020 to May 2021 he was Director of Pegaso PCS, S.A. de C.V. (Mexico). From September 2016 to July 2020, he was Director of Telefónica Móviles México, S.A. Currently, he is Director of Telefônica Brasil, S.A. and of Telefónica Audiovisual Digital, S.L.U. and member of the Advisory Boards of Telefónica de España, S.A.U. and Telefónica Hispanoamérica. Mr. de Paz has a diploma in Publicity and Information and undertook studies in Law. He completed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).

Mr. Francisco José Riberas Mera serves as a Director of our Board of Directors. He started his professional career at the Gonvarri Group, where he became Director of Corporate Development and Chief Executive Officer. Mr. Riberas has been the Chief Executive Officer of Gestamp Automoción since its incorporation. He promoted the creation of Gestamp Automoción in 1997 and has been, since then, its Chief Executive Officer, over time shaping what is now Gestamp Group. Currently, Mr. Riberas serves as a member of the management team of certain companies of the Gestamp Group and the ACEK Group, including companies belonging to the Groups Gonvarri, Acek Renewables Energy and Inmobiliaria Acek. He also serves as a member of the Board of Directors of CIE Automotive and Wallbox, N.V. Furthermore, he is Chairman of SERNAUTO (Asociación Española de Proveedores de Automoción) and Foundation Consejo España-China. Mr. Riberas holds a Degree in Law (1987) and in Economics and Business Administration (1988) from Comillas Pontifical University (ICADE E-3).
Ms. María Rotondo Urcola serves as a Director of our Board of Directors. From 1989 to 2006 she was an Investment Analyst specializing in various sectors, particularly in the telecommunications sector, Macroeconomist, and Head of Equity Research Europe, at Santander Investment Sociedad de Valores y Bolsa. From 2006 to 2016, she was Global Head of the Telecommunications, Media and Technology at Santander Global Banking and Markets. From 2017 to 2020 she was an independent Director of Indra. She has also served on the Advisory Board of Instituto de Empresa (IE) "Transformation with Purpose", and of Hotelab. She is currently an independent Director of CACEIS Bank Spain, SANTANDER CACEIS LATAM HOLDO (since 2019), Libertas 7 and Resister, S.A. She also participates in the Advisory Board of Top Boards-Headspring (Financial Times - Instituto de Empresa) (since 2017). Ms. Rotondo is currently Co-Director and professor in the Executive Sustainability Programme at the Instituto de Empresa (IE) SYCA, where she teaches classes on corporate governance and sustainability. Ms. Rotondo teaches Special Operations Communication in the Master Investor Relations at Bolsas y Mercados (BME). She is also a lecturer in various forums and continues with her coaching/mentoring activities. Among the awards received, the most noteworthy are the following: Finalist 2016 TMT Finance EMEA, Best Corporate Finance Deal (OPA Orange-Jazztel); 1999-2002 Reuters-Institutional Investor, 1 and 3 Ranked European Telecom Analyst; 2001 Footsie- Actualidad Económica, 1 Ranked analyst all sectors in Spain 2001; 2000 Institutional Investors, First Equity Research team in Spain by Institutional Investors; and 1997 Vallehermoso Award, 1 Real Estate Analyst (Ladrillo de Oro 1997). Ms. Rotondo has a degree in Economics and Business Administration from the Complutense University of Madrid. She has received complementary training at various Institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard, Boston College, among others.
Ms. Claudia Sender Ramírez serves as a Director of our Board of Directors. She has held various positions in, among others, the following companies: (i) Director of Yduqs University (formerly known as Estácio) (2019-2021) (ii) Latam Airlines Group where she served as Vice President, Chief Customer Officer (2017-2019), CEO of LATAM Brazil (2013-2017), Vice President of LATAM Brazil (2011-2013); (iii) Whirlpool, S.A. where she served as Vice President of Marketing (2009-2011), Divisional Director of Marketing (2007-2009), and Director of Strategic Planning (2005-2007); and (iv) Bain & Company Brazil where she served as a consultant specialising in Strategy (1998-2005). Currently, Ms. Sender is a Director of Holcim Ltd (since 2019); Director of Gerdau, S.A. (since 2019); Director of Amigos do Bem (since 2017), a Brazilian NGO dedicated to the eradication of poverty in the Northwest of Brazil; and Director of Embraer, Empresa Brasileira de Aeronáutica, S.A. (since 2021). She was previously a Director of Metalúrgica Gerdau, S.A. (2021-2023). In addition, she is member of the Advisory Board of Telefónica Tech and Telefónica Hispanoamérica. Ms. Sender has a degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and an MBA from Harvard Business School in Boston.
Mr. Alejandro Reynal Ample serves as a Director of our Board of Directors. He started his professional career holding strategic management positions at Telefónica and The Coca-Cola Company. Since 2021 Mr. Reynal has been the President and CEO of Apple Leisure Group (ALG) and CEO of Atento where he led the strategic transition from Telefónica to Bain Capital in 2012 and in 2014 he successfully led the company through an IPO at the NYSE. Currently he is the President and CEO of Four Seasons since 2022. Mr. Reynal earned his bachelor’s and master’s degrees in Mechanical Engineering from Georgia Institute of Technology and an MBA from the Harvard Business School.
Ms. Solange Sobral Targa serves as a Director of our Board of Directors. She joined as an active member of CI&T since its incorporation more than 25 years ago. From 2021 to 2022 she was a member of Diversity and Inclusion Committee of Banco Itaú and Member of the Board of Directors of Locamerica. Since 2021, she has been a member of several Boards of Directors, being an Independent Director at Unidas, and a Member of the Board of Directors of Telefónica Brazil, S.A. (VIVO). Currently she is Partner and Executive Vice President of CI&T, responsible for its expansion in EMEA, taking an active part in the acquisition and integration of Somo, a leading agency delivering digital products and solutions for major global brands. Ms. Solange Sobral Targa has a bachelor’s degree in Computer Science from the Universidade Federal de Sao Carlos and a master’s degree in Computer Science from the Universidade Estadual de Campinas.

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

Confidentiality	While the relationship remains in force and also after the termination thereof, there is a duty of confidentiality regarding any information, data and any kinds of reserved and confidential documents they have knowledge of or to which they have had access as a result of holding their positions.
Compliance with the regulatory system	The contracts include the obligation to abide by the rules and obligations set out within Telefónica’s regulatory system, which are contained, among other regulations, in the Board of Directors Regulations and Telefónica’s Internal Stock Market Conduct Regulations.
Executive Officers/Management Team
At January 19, 2024, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. José María Álvarez-Pallete López	Chairman of the Board of Directors and Chief Executive Officer	2016	60
Mr. Ángel Vilá Boix	Chief Operating Officer	2017	59
Mr. Pablo de Carvajal González	General Secretary, Secretary of the Board of Directors and Director Global of Regulation	2018	60
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer	2017	51
Mr. Eduardo Navarro de Carvalho	Chief Corporate Affairs and Sustainability Officer	2019	61
Mr. Mark Evans	Chief Strategy and Development Officer	2021	54
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit	2016	57
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
Ms. Laura Abasolo García de Baquedano is the Chief Finance and Control Officer of Telefónica, S.A. In addition, she is Head of Telefónica Hispam, Director of VMED O2 UK Ltd. and Member of the Advisory Board of Hispam and Telefónica de España, S.A.U. She started her professional career at Goldman Sachs International, in the area of Investment Banking in London. She joined Telefónica in 1999 as the Management Control Officer at Terra Networks, S.A., where she was also a member of the Executive Committee. In July 2005, she assumed the role of Management Control Officer at Telefónica, S.A. and in December 2007, she became Planning, Budgets and Management Control Officer. In March 2014, she joined the Executive Committee of Telefónica, S.A. and also assumed the responsibility for the Simplification Office. In 2016, she became responsible for the Consolidation and Accounting Policies, and Tax divisions of the company. In July 2017, she is appointed Chief Finance and Control Officer of Telefónica, S.A. In February 2020, she was appointed Chief of the Procurement and Supply Chain division and the Corporate Development division, holding this last position until September 2021. She holds a Degree in Economics and Business Administration from Deusto Business School and an MBA in International Businesses by the Norwegian School of Economics and Business Administration.
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

B. Compensation
Please see Note 29.g and Appendix II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2023.
Incentive Plans
Please see Note 27 to our Consolidated Financial Statements.
C. Board Practices
Please see “—Directors and Senior Management” above.
D. Employees
Please see “Headcount” in Note 26 to our Consolidated Financial Statements.
On December 28, 2023, certain subsidiaries of Telefónica Spain and the most representative Trade Union Organizations reached an agreement to sign the III Collective Bargaining Agreement, which runs until December 31, 2026 and can be extended for a further year, with the aim of moving towards a more digital, flexible company prepared for future challenges in a highly competitive context.
In addition, and in parallel, these subsidiaries agreed to execute the Collective Redundancies Plan, which provides for collective redundancies affecting up to a total of 3,420 employees. Employees turning 56 years or older in 2024 and with a seniority of more than 15 years can adhere to the Collective Redundancies Plan. However, targets have been established that may result in limits on joining in critical areas or additional redundancies based on business reasons. These agreements were endorsed on January 3, 2024.
In "Personnel expenses" of the consolidated income statement for the year 2023, a provision of 1,320 million euros before taxes (see Note 24 to the Consolidated Financial Statements) corresponding to Telefónica Spain has been recorded as of December 31, 2023, based on the present value of the estimated payment flows resulting from the Collective Redundancies Plan.
E. Share Ownership
At February 23, 2024, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 17,218,670 shares, representing approximately 0.299% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	2,313,994	—	0.040
Mr. Isidro Fainé Casas	714,460	—	0.012
Mr. José María Abril Pérez	374,529	466,378	0.015
Mr. José Javier Echenique Landiríbar	237,125	62,758	0.005
Mr. Ángel Vilá Boix	697,347	—	0.012
Mr. Alejandro Reynal Ample	—	—	—
Ms. Solange Sobral Targa	—	—	—
Ms. Carmen García de Andrés	869	—	—
Ms. María Luisa García Blanco	—	37,127	0.001
Mr. Peter Löscher	179,453	—	0.003
Ms. Verónica Pascual Boé	—	—	—
Mr. Francisco Javier de Paz Mancho	80,270	—	0.001
Mr. Francisco José Riberas Mera	—	12,014,980	0.209
Ms. María Rotondo Urcola	39,380	—	0.001
Ms. Claudia Sender Ramírez	—	—	—

At February 23, 2024, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 1,040,056 of our shares, representing approximately 0.018% of our capital stock.
None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at February 23, 2024.
None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at February 23, 2024.
Please see Note 27 to our Consolidated Financial Statements for information on our share-based payment plans.
F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
General
At February 23, 2024, we had 5,750,458,145 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.
At February 23, 2024, according to information provided to us or to the Spanish National Securities Commission (Comisión Nacional de Mercado de Valores or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	% of voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.(1)	4.86	0.00	0.00	0.00	4.86
CaixaBank, S.A.(2)	3.51	0.00	0.00	0.00	3.51
BlackRock, Inc.(3)	0.00	4.34	0.00	0.16	4.50
Public Investment Fund (4)	0.00	4.90	0.00	0.00	4.90
(1)Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for our 2023 Annual Report on Corporate Governance. According to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA as of December 31, 2023 would increase by 0.168% without voting rights of the Company's share capital.
(2)Based on the information provided by CaixaBank, S.A. for our 2023 Annual Report on Corporate Governance.
(3)Based on the information notified by BlackRock, Inc. to the CNMV on March 31, 2020 as updated per the share capital of Telefónica, S.A. as of December 31, 2023. Based on the Schedule 13G/A filed with the SEC on October 7, 2022, BlackRock, Inc. beneficially owned 4.98% of Telefónica, S.A. shares (4.51% of voting rights) updated per the share capital of Telefónica, S.A. as of December 31, 2023.
(4)Based on the information contained in the communication sent by Public Investment Fund to the CNMV on September 8, 2023. This communication indicates that Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company which in turn is controlled by Public Investment Fund): (i) acquired shares representing 4.90% of the share capital of Telefónica, S.A, and (ii) entered into a contingent sale and purchase agreement for 5.00% of the shares of Telefónica, S.A., the effectiveness of which is subject, among others, to the approval of the Spanish Council of Ministers. In addition, on September 11, 2023, Morgan Stanley notified the CNMV that it held 12.178% of voting rights in Telefónica, S.A. (0.007% attributed to shares and 12.171% through financial instruments) including a financial instrument (put/call option) over the 9.90% of the share capital of Telefónica, S.A., related to the risk management of the position under the financial transaction on the same shares notify by Public Investment Fund referred to above. According to the communication sent to the CNMV, this financial instrument would not imply an incremental or additional participation in the share capital of Telefónica, S.A.
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
B. Related Party Transactions
During 2021, 2022 and 2023 through the date of this Annual Report, the Directors and senior executives did not enter into any transaction with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business, except for the transactions with parties related to Directors during fiscal year 2023 disclosed in Note 11 to the Consolidated Financial Statements.
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
Related Party Transactions with Significant Shareholders
Two of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s-length terms. During 2021, 2022 and 2023 through the date of this Annual Report, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.
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
At December 31, 2023, as recorded in our parent company accounts, companies in the Telefónica Group owed Telefónica, S.A. a total of 2,057 million euros (1,715 million euros at December 31, 2022), including amounts due under intra-group loans and dividends distributed and uncollected at December 31, 2023.
In addition, at December 31, 2023, companies of the Telefónica Group and their associates had loaned to us (Telefónica, S.A.) a total of 40,576 million euros (42,777 million euros at December 31, 2022), of which 10,481 million euros (10,019 million euros at December 31, 2022) was loaned to us by Telefónica Europe, B.V. and 25,515 million euros (26,468 million euros at December 31, 2022) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 4,580 million euros (6,290 million euros at December 31, 2022) was loaned to us by Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States, and no amount was loaned to us by other companies at December 31, 2023 and 2022.
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
The following unresolved legal proceedings or those underway in 2023 are highlighted (see “—(b) Tax Proceedings” below and Note 25 to the Consolidated Financial Statements for information on significant tax-related cases).
Appeal against the Decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently Telefônica Brasil, S.A.), together with other cellular operators, appealed ANATEL’s Decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Brasilia Federal Regional Court no. 1 granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this Decision with Brasilia Federal Regional Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
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
After receiving the expert report, Telefónica challenged its findings on April 30, 2023. Hearings with respect to this challenge were held in the High Court of Prague in November and December 2023, and an additional hearing is expected to be held in the first quarter of 2024.
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
The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 39 million euros), which amounted to approximately 623 million Brazilian reals after currency value updates and accrued interest as of December 31, 2023 (approximately 116 million euros).
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
The ICSID Court was constituted on February 26, 2019, with Mr. José Emilio Nunes Pinto as President, Mr. Horacio A. Grigera Naón appointed by Telefónica, S.A., and Mr. Yves Derains appointed by Colombia.
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
On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.
On February 24, 2023, both parties filed a "motion for summary judgment" once the discovery period had ended.
On February 13, 2024, the New York Supreme Court issued a decision granting Telefónica’s motion for partial summary judgment, concluding that Telefónica is entitled to compensatory damages and prejudgment interest (approximately 140 million U.S. dollars) from Millicom. The decision remains subject to appeal.
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
On March 2, 2023, Telefónica filed a memorial on the merits. On that date, the Republic of Peru filed observations on the claimant's request for provisional measures submitted by Telefónica on February 9, 2023.
On March 24, 2023, the Tribunal held a hearing on the claimant's request for provisional measures.
On May 11, 2023, the Tribunal issued Procedural Order No. 5 concerning the defendant's request to address the objections to jurisdiction as a preliminary question. As a result, the objections to jurisdiction were joined to the merits of the dispute.
On September 18, 2023, the defendant filed a counter-memorial on the merits and a memorial on jurisdiction.
On December 22, 2023, the Tribunal issued Procedural Order No. 6 concerning production of documents.
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
As of December 31, 2023, the amount under litigation was 840 million Brazilian reais (157 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
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

In August 2016, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed. The parties are currently waiting for a judgment on the appeal.
As of December 31, 2023, the amount under litigation was 294 million Brazilian reais (55 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
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
The trial was held between May and July 2022. On November 10, 2023 the court issued a judgment, concluding that none of the Defendants was in breach of either UK or EU competition law. This judgment is subject to appeal.

(b) Tax Proceedings
Inspections in the tax group in Spain
In July 2019, new inspection procedures were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The periods audited for Corporate Income Tax were the years 2014 to 2017.
The closing of the inspection procedure took place in January 2022, with the Settlement Agreement being notified, and which the Company challenged in an economic-administrative procedure at the Central Economic-Administrative Court due to the adjustments with which it did not agree, mainly related to the "juros sobre el capital propio". In December 2022, the Company received a rejection resolution from the Central Economic-Administrative Court, which was challenged on the National High Court in February 2023. The final decision is still pending.
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
In July 2023 new inspection procedures were initiated with respect to several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and periods being audited were as follows: corporate income tax for the years 2018 to 2021 and value added tax for the period from May to December 2019 as well as for the years 2020 and 2021.
As a result of the ongoing inspection process and the years still to be inspected, at the end of the financial year 2023, it is not estimated that there will be a need to recognize additional liabilities in the Consolidated Financial Statements.
Constitutional Court Ruling on Royal Decree Law 3/2016
On January 18, 2024, the plenary session of the Constitutional Court of Spain ("TC") unanimously declared unconstitutional certain measures introduced by Royal Decree-Law 3/2016 of December 2 on corporate income tax. Specifically, the TC declared unconstitutional the setting of stricter ceilings for the offsetting of negative tax bases, the introduction ex novo of a limit on the application of double taxation deductions, and the obligation to automatically integrate into the tax base of the tax the impairment of holdings that had been deducted in previous years. This ruling, following the trend of previous TC rulings, points out that, in the interest of legal certainty, the effects of the declaration of unconstitutionality are limited.
However, because Telefónica has submitted letters of request for rectification for the financial years 2016 onwards of both the consolidated self-assessment tax returns (Form 220) of the Tax Group 24/90 and the individual self-assessment tax returns (Form 200) of the Group companies affected by the measures, Telefónica would not be affected by any such limitation on the scope of the declaration of unconstitutionality
Although the corporate income tax returns of the Tax Group 24/90 in Spain for the years 2016 to 2022 will be affected by the aforementioned ruling, it is not possible at this time to determine with any degree of certainty what the specific effects on Telefónica's tax position will be or, given the status of the proceedings in which Telefónica's claims are being resolved, when the administrative rulings recognizing such effects will be issued. This is because there are various factors of uncertainty which make it impossible to determine, from a quantitative point of view, these effects, or to predict when they may be determined or when they will materialize.
As a result of the implementation of this TC ruling, as well as that of the General Court of the Court of Justice of the European Union regarding the amortization of goodwill, Telefónica could again have available (in addition to the 334 million euros, described in Note 25 to the Consolidated Financial Statements), totally or partially, the following tax credits for tax loss carryforwards and deductions used in the settlements of those years; for tax loss carryforwards for the years: 2002, 247 million euros, 2004, 21 million euros, 2011, 615 million euros and 2015, 1,503 million euros; and, for deductions: for double taxation from 2010 to 2020, 952 million euros, for reinvestment from 2003 and from

2011 to 2013, 23 million euros, for investments from 2003 to 2013, 476 million euros, for donations from 2009 to 2018, 260 million euros, for fixed assets in the Canary Islands from 2010 to 2020, 101 million euros and for reversal of temporary measures from 2015 to 2020, 29 million euros.
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
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 23,130 million Brazilian reais as of December 31, 2023 (approximately 4,323 million euros at the exchange rate on that date, see Note 24 to the Consolidated Financial Statements), 21,712 million Brazilian reais as of December 31, 2022 (approximately 3,898 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to the federal income taxes for the total amount of 30,379 million Brazilian reais as of December 31, 2023 (approximately 5,678 million euros at the exchange rate on that date), 29,778 million Brazilian reais as of December 31, 2022 (approximately 5,346 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2020 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
There are other probable contingencies in relation to the federal income taxes for the total amount of 198 million Brazilian reais as of December 31, 2023 (approximately 37 million euros at the exchange rate as of December 31, 2023), 104 million Brazilian reais as of December 31, 2022 (approximately 19 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.
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
For this and other reasons, the Group has been in international arbitration before ICSID since March 2021 for various conducts of the Peruvian State in violation of the Agreement for the Promotion and Reciprocal Protection of Investments between Spain and Peru (see Note 29.a)
The Company has recorded the necessary provisions for the contingencies considered probable, leaving as possible contingencies an amount of 587 million Peruvian soles as of December 31, 2023, or approximately 143 million euros at the exchange rate on that date (560 million Peruvian soles as of December 31, 2022, or approximately 138 million euros at the exchange rate on that date).
The total provision for tax litigation in Peru, following the payments made to date, as well as the use of credit balance and the restatement of interest, have led to the adjustment of the provision at December 31, 2023, which amounts to 3,117 million Peruvian soles, or approximately 761 million euros at the exchange rate as of December 31, 2023 (3,849 million Peruvian soles as of December 31, 2022 or approximately 945 million euros at the exchange rate of the date).
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
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2023, was 2,206 million euros.
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
The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and the 2nd Decisions resumed on October 19, 2021. The General Court of the Court of Justice of the European Union issued a ruling on September 27, 2023 annulling the Commission's Third Decision (EU) 2015/314, effective as of the day of its publication. However, the proceedings have not been finally concluded as the European Commission appealed the ruling to the Court of Justice of the European Union on December 14, 2023.
As a result of the execution of this Sentence, as well as that of the Constitutional Court on Royal Decree Law 3/2016, Telefónica could once again have available (in addition to the 334 million euros in accordance with the opinion of the Company and its advisors as to the likely outcome of the aforementioned appeal), totally or partially, the tax credits for negative tax bases and deductions described under “—Constitutional Court Ruling on Royal Decree Law 3/2016” above.
The "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019, February 2021 and July 2023, the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, 2016 to 2018 and 2019 to 2020, respectively. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 13.4 million euros.
Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group applied in 2023 the provision for the recovered part, 49 million euros, and has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 419 million euros as of December 31, 2023 (406 million euros as of December 31, 2022).
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute of limitations periods. In Spain, years from 2018 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•The last twelve years in Germany.
•The last nine years in the United Kingdom.
•The last seven years in Argentina.
•The last six years in Venezuela and Colombia
•The last five years in Brazil, Mexico, Uruguay and the Netherlands.
•The last four years in Peru and Ecuador.
•The last three years in Chile and the United States.
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

Year ended December 31,	Dividends per share (euro)
2023 (1)	0.30
2022 (2)	0.30
2021 (3)	0.30
2020 (4)	0.40
2019 (5)	0.40
(1) Company’s shareholder remuneration in 2023 consists of paying a dividend of up to 0.30 euros per share. A cash dividend of 0.15 euros was paid on December 14, 2023. The second tranche of the dividend is expected to be paid in the second quarter of 2024.
(2) Company’s shareholder remuneration in 2022 consists of paying a dividend of up to 0.30 euros per share. A cash dividend of 0.15 euros was paid on December 15, 2022. The second tranche of the dividend of 0.15 euros per share was paid in cash on June 15, 2023.
(3) Company’s shareholder remuneration in 2021 consists of paying a dividend of up to 0.30 euros per share in scrip dividend: a scrip dividend of up to 0.15 euros was paid in December 2021, and a scrip dividend of up to 0.15 euros was paid in June 2022. A scrip dividend consists of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.
(4) Company’s shareholder remuneration in 2020 consists of paying a dividend of up to 0.40 euros per share in scrip dividend: a scrip dividend of up to 0.20 euros was paid in December 2020, and a scrip dividend of up to 0.20 euros was paid in June 2021. A scrip dividend consists of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.
(5) Company’s shareholder remuneration in 2019 consists of paying a dividend of up to 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 19, 2019. A scrip dividend of up to 0.20 euros was paid in June 2020, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.
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

For a description of transactions on treasury shares, see Note 17 (g) to our Consolidated Financial Statements and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser”.
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
At December 31, 2023, 131,003,194 of our shares were held in the form of ADSs by 477 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 141,341,317 at December 31, 2022.
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
Spanish Securities Market Legislation
Law 6/2023, of March 17 (Ley del Mercado de Valores y de los Servicios de Inversión, or the “LMV”), approved the reinstated text of the Spanish Securities Markets Act, which replaced the Royal Legislative Decree 4/2015, as amended. The LMV regulates the primary and secondary securities markets in Spain by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision.
This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, the Royal Decree 813/2023, of November 8, in relation to the legal regime of investment services companies and other entities that provide investment services; the Royal Decree 814/2023, of November 8, in relation to financial instruments, admission to trading, registration of marketable securities and market infrastructures, and Royal Decree 1362/2007, of October 19 (as amended), concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market in the EU):
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

•regulates market abuse infringements; and
•updates regulation for the admission of fixed-income securities to trading in Spanish regulated market.
With regard to regulatory developments, the following legislative changes have taken place:
On March 11, 2005, Royal Decree-Law 5/2005 was approved, modifying the Law 24/1988 (first Ley de Merado de Valores, rendered invalid with the approval of the Royal Legislative Decree 4/2015) in order to implement Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003, on the prospectus to be published when securities are offered to the public or admitted to trading (which amended the previous European Directive regulating requirements of prospectus –Directive 2001/34/CE–). The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses, so that the EU passport granted to an issuer, valid throughout the European Union, also applies to the prospectus of such issuer; (ii) incorporates the application of the “country of origin principle”, by which the prospectus will be approved by the Member State of the European Union where the issuer has its registered office but introduces the possibility that, in certain circumstances (such as issues with high minimum denominations –1,000 euros or more–), the issuer may choose the relevant European Union competent authority (and thus, the relevant regulatory legal framework) for prospectus approval.
Subsequently, Royal Decree 1310/2005 (currently invalid), further amended by Royal Decree 878/2015 (also currently invalid due to the approval of the Royal Decree 814/2023, which adopts and updates the provisions of Royal Decree 878/2015), partially developed the Law 24/1988 in relation to the admission to trading of securities in the official secondary markets, the sales or subscriptions, public offers and the prospectuses required to those effects.
On April 12, 2007, Law 6/2007 was approved, modifying Law 24/1988 in order to implement Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 relating to public tender offers and Directive 2004/109/EC of the European Parliament and of the Council of December 15, 2004 relating to the transparency requirements for issuers whose securities are admitted to trading on a regulated market in the EU. Law 6/2007 intends: (i) to encourage an efficient market for corporate control, while protecting the rights of minority shareholders of listed companies and (ii) to enforce transparency in financial markets.
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
On December 19, 2007, Law 47/2007 was approved, modifying Law 24/1988 in order to implement Directive 2004/39/EC of the European Parliament and of the Council of April 21, 2004, on Markets in Financial Instruments (MiFID); Directive 2006/73/EC of the European Parliament and of the Council of August 10, 2006 on organizational requirements and operating conditions regarding the Market in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council); and Directive 2006/49/EC of the European Parliament and of the Council of June 14, 2006 on the capital adequacy of investment firms and credit institutions. Its principal aim is to establish a general legal framework for financial markets in the European Union, specifically with regard to financial services, as well as to ensure appropriate transparency for investors through a regular flow of the relevant information concerning security issuers. Amongst other things, the new regime (i) establishes new multilateral trading services for listing shares apart from the stock markets; (ii) reinforces the measures for the protection of investors; (iii) establishes new organizational requirements for investment firms; and (iv) implements new supervisory powers for CNMV, establishing cooperation mechanisms amongst national supervisory authorities.

On July 2, 2010, the Royal Legislative Decree 1/2010 was approved as the Spanish Corporate Enterprises Act. This regulation was implemented to comply with the seventh provision of Law 3/2009, proceeding to consolidate in one text all the applicable regulations, under the title of "Ley de Sociedades de Capital". In this way, the traditional separate regulation of the forms or types of companies designated with this generic expression was overcome, which now, by ascending to the title of the law, attains a defining rank. In addition, for the same purposes this regulation included and updated the provisions of the prior regulations, like Law 3/2009 (rendered invalid with the approval of the Royal Legislative Decree 5/2023), modifying the maximum threshold established in the Spanish Corporate Enterprises Act as to the number of treasury shares held by listed companies and their subsidiaries, from 5% up to 10% of their total capital outstanding.
On August 1, 2011, Law 25/2011, partially reforming the Spanish Corporate Enterprises Act and transposing Directive 2007/36/EC of the European Parliament and of the Council of July 11, relating to the exercise of certain rights by shareholders of listed companies was approved.
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
On December 3, 2014, Law 31/2014, amending the Spanish Corporate Enterprises Act was enacted. This law introduced changes in matters related to general shareholders’ meetings, and shareholders rights. It also modified the legal status of members of the Board of Directors, including their compensation, practices and composition and set forth new rules on the composition of Board Committees.
On June 23, 2015, Circular 3/2015 of the CNMV established the information and technical and legal specifications that must be published on public listed companies', savings banks' and other entities’ websites, in order to duly comply with the principle of transparency.
On October 2, 2015, Royal Decree 878/2015 (rendered invalid with the approval of the Royal Decree 814/2023, which adopts and updates the provisions of Royal Decree 878/2015) was approved with the aim of reaching a greater level of efficiency and safety in the Spanish Automated Quotation System as well as contributing to the development towards an integrated European financial services market. This Royal Decree was enacted to fully implement into Spanish Legislation the provisions of Directive 2013/50/UE of the European Parliament and of the Council of October 22.
On October 23, 2015, the Royal Legislative Decree 4/2015 (prior Ley de Mercado de Valores, rendered invalid with the approval of the LMV) approved the revised text of the Spanish Securities Market Act with the aim of consolidating in a single text the set of regulations with the status of law relating to the securities markets.
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
On January 3, 2018, the new legal framework on markets and financial instruments (based on MiFID II) and Regulation 600/2014/EU of the European Parliament and the Council (MiFIR Regulation) became effective in all European Union Member States. Shortly before such date, on December 29, 2017, Spain approved the Royal-Decree 21/2017 (partially repealed by the provisions of the LMV) to implement into Spanish legislation the European MiFID II and MiFIR regulations.
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
On September 28, 2018, Spain approved the Royal Decree-Law 14/2018, which amended the Royal Legislative Decree 4/2015 to fully implement and reflect in the Spanish Securities Markets Act MiFID II and MiFIR provisions.
On November 23, 2018, Royal Decree-Law 19/2018 on payment services and other urgent financial measures was approved and modified the Royal Legislative Decree 4/2015 in order to adapt it to the Market Abuse Regulation.
On December 21, 2018, Royal Decree 1464/2018 was approved in order to further develop and complement the abovementioned Royal-Decree 21/2017 of December 29 and Royal Decree 14/2018 of September 28 in MiFID-MiFIR matters. This regulation was repealed in November 2023 with the approval of Royal Decree 814/2023, of November 8,which adopts and updates the provisions of Royal Decree 1464/2018.
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
On March 17, 2023, Law 6/2023 (Ley de los Mercados de Valores y de los Servicios de Inversión, or the LMV) was approved, modifying Royal Legislative Decree 4/2015. This framework law is intended to ensure the transparency and efficiency of the securities market in Spain by transposing various European Union laws and regulations into Spanish national law, simplifying the sanctions regime and deleting superfluous and redundant requirements for the admission to trading of fixed-income securities. In order to develop the LMV, the following regulations were approved: (i) Regulation 813/2023, on the legal regime of investment services companies and other entities that provide investment services (entered into force on November 29, 2023); (ii) Regulation 814/2023, on financial instruments, admission to trading, registration of negotiable securities and market infrastructures (entered into force on November 29, 2023, except for the provision contained in article 111, which entered into force on November 10, 2023); and (iii) Regulation 815/2023, in relation to the official registries of the National Securities Market Commission, cooperation with other authorities and supervision of investment services companies (entered into force on November 10, 2023).
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
Clearance and settlement system
The Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (whose commercial name is Iberclear) was created by Law 44/2002 on Measures for the Reform of the Financial System, enacted on November 22, 2002 to increase the efficiency of the Spanish financial markets. Such law introduced the article, 44-bis to Law 24/1988 which established the framework for the constitution of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U.
Iberclear is regulated by the LMV and where appropriate, by Royal Decree 505/1987 of April 3, 1987; Royal Decree 814/2023 of November 8, and by any other related regulation. This company, which is a wholly owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (Bolsas y Mercados Españoles), has the following functions:
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

Iberclear will provide the CNMV, AIAF, the Bank of Spain and the Ministry of Economy with the information that these entities may request regarding the registry clearance and settlement performed within the systems managed by Iberclear.
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
In 2015, due to changes introduced into the applicable legislation (Laws 32/2011 of October 4, and 11/2015 of June 18, amended Law 24/1988 and Royal Decree 116/1992 was partially replaced by Royal Decree 878/2015 (rendered invalid with the approval of Royal Decree 814/2023, which adopts and updates the provisions of Royal Decree 878/2015); introducing changes to the Spanish clearing, settlement and book-entry registry procedures applicable to securities transactions to allow post-trading Spanish systems to integrate into the TARGET2 Securities System (T2S)), Bolsas y Mercados Españoles developed a Clearing and Settlement Reform in Spain, implemented throughout 2016 and 2017 in two main phases:
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
Furthermore, changes are also applicable to the Trading Member systems in relation to trading, post trading and control procedures, in order to adapt to the new regime.
Finally, in 2023, the Royal Legislative Decree 4/2015 was amended with the drafting of the LMV. These amendments modified, in particular, the regime for the admission to trading of fixed-income securities, charging the governing bodies of the markets in which the admission is requested (rather than the CNMV) with verifying the fulfillment of the applicable requirements for admission to trading.
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
Description of Our Capital Stock
Description of share capital
At February 23, 2024, our issued share capital consisted of 5,750,458,145 ordinary registered shares with a nominal value of 1.00 euro each.
Our shareholders delegated to the Board of Directors the authority to issue up to 2,596,065,843 new shares (equal to half of Telefónica’s share capital on June 12, 2020, the date of the authorization). The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporate Enterprises Act. However, the power to exclude pre-emptive rights is limited to shares amounting to up to 20% of the share capital on June 12, 2020, the date of the authorization. The Board’s authorization to issue new shares expires on June 12, 2025.
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
We publish notices of all ordinary and extraordinary general shareholders’ meetings in one of the more widely circulated newspapers in Spain, on the website of the CNMV, and on our website in due time pursuant to the Spanish Corporate Enterprises Act, being on a general basis at least one month before the relevant meeting. Furthermore, the Board of Directors may publish notices in other media, if deemed appropriate to ensure the public and effective dissemination of the notice meeting.
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
However, under our bylaws, the maximum number of votes that a shareholder may cast is capped at 10% of our total outstanding voting capital. In determining the maximum number of votes that each shareholder may cast, only the shares held by such shareholder are counted, disregarding those that correspond to other shareholders who have appointed such shareholder as his or her proxy, in spite of applying the limit individually to each of the represented shareholders. This cap will also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by that individual or corporate shareholder. Moreover, in accordance with the Spanish Corporate Enterprises Act, such cap would become ineffective where the bidder reaches, as a consequence of a tender offer, a percentage equal to or greater than 70% of the share capital carrying voting rights, unless the bidder (or those acting in concert with the bidder) is not subject to equivalent neutralization measures or has not adopted them.
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
According to the Spanish Corporate Enterprises Act, as amended by Law 31/2014, the general shareholders’ meeting will be quorate on first call if the shareholders present, in person or by proxy, hold at least 25% of the subscribed share capital carrying voting rights. On second call, the meeting will be quorate regardless of the capital in attendance.

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
Restrictions on foreign investment
Exchange controls and foreign investments are regulated under Law 19/2003, of July 4 (“Law 19/2003”), as amended pursuant to Royal Decree-Law 8/2020, of March 17, Royal Decree-Law 11/2020, of March 31 and Royal Decree-Law 34/2020, of November 17 (as amended by Royal-Decree Law 12/2021, of June 24, Royal-Decree Law 27/2021, of November 23 and Royal-Decree Law 20/2022, of December 27). Foreign investments are generally liberalized unless they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020 through Royal Decree-Law 8/2020, or—only with respect to investments in the defense sector—article 18 of Royal Decree 571/2023, of July 4.
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
In addition, article 18 of Royal Decree 571/2023, of July 4, establishes that FDI carried out by non-residents in companies engaged in activities qualified as relevant for national defense, will be subject to the Screening Mechanism.
Gun jumping the Screening Mechanism will render the transaction invalid and without any legal effect until the required authorization is obtained. In addition, fines up to the value of the investment could be imposed.

In addition, Royal Decree 571/2023, of July 4, establishes that non-Spanish foreign investors who are not resident in a tax haven are required to file a notification with the Spanish Registry of Foreign Investments following an investment or divestiture, if any, solely for statistical, economic and administrative purposes. Where the investment or divestiture is made in shares of Spanish companies listed on any of the Spanish Stock Exchanges, the duty to provide notice of a foreign investment or divestiture lies with the relevant entity with whom the shares (in book-entry form) have been deposited or which has acted as an intermediary in connection with the investment or divestiture.
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
Preemptive Rights
Pursuant to the Spanish Corporate Enterprises Act, shareholders have preemptive rights to subscribe for any new shares in capital increases with issuances of new shares with a charge to monetary contributions and in issuances of debentures convertible into shares. Such rights may be excluded (partially or totally) under special circumstances by virtue of a resolution passed at a general shareholders’ meeting in accordance with Articles 308, 504 and 506 of the Spanish Corporate Enterprises Act, or by the Board of Directors, if previously authorized at a general shareholders’ meeting in accordance with Article 506 of the Spanish Corporate Enterprises Act (for capital increases) and Articles 417 and 511 (for issuances of debentures convertible into shares). Such preemptive rights will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger or demerger of another entity into Telefónica or of all or part of the assets split from another company, in which shares are issued as consideration or, in general, when the increase is carried out as consideration in exchange for non-cash contributions. Such rights are transferable, may be traded on the Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.
Form and Transfer
Our ordinary shares are in book-entry form and are indivisible. Joint holders must nominate one person to exercise their rights as shareholders, though joint holders are jointly and severally liable for all obligations arising from their status as shareholders. Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (“Iberclear”), which manages the clearance and settlement system of the Spanish Stock Exchanges, maintains the central registry of ordinary shares reflecting the number of ordinary shares held by each of its participant entities (entidades participantes) as well as the number of such ordinary shares held by registered legal owners. Each participant entity in turn maintains a register of the owners of such ordinary shares.
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
Royal Decree 1362/2007 established an approach for calculating whether these thresholds are reached, surpassed or fell short which requires adding the voting rights corresponding to shares and financial instruments. Royal Decree 814/2023 provided the definition of financial instruments which should be reported, including financial instruments having a similar economic effect as the shares of a company, whether the instruments are cash or physically settled, including convertible securities, options, forwards, futures, swaps, CFDs or any other type of instrument which grants the holder the right to acquire shares or a right to receive an equivalent cash settlement amount.
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
Shareholder Agreements
Article 531 et seq. of the Spanish Corporate Enterprises Act require parties to disclose those shareholders’ agreements in respect of Spanish listed companies that affect the exercise of voting rights at a general shareholders’ meeting or contain restrictions or conditions on the transferability of shares or bonds that are convertible or exchangeable into shares. If any shareholders enter into such agreements with respect to Telefónica’s shares, they must disclose the execution, amendment or extension of such agreements to Telefónica and the CNMV (together with the relevant clauses of said agreements) and file such agreements with the appropriate Commercial Registry. Failure to comply with these disclosure obligations renders any such shareholders’ agreement unenforceable and constitutes a violation of the LMV.
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
At December 31, 2023, we held 111,099,480 shares of treasury stock, representing 1.93201% of our capital stock. At December 31, 2022, we held 85,217,621 shares of treasury stock, representing 1.47600% of our capital stock. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return”.
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
Tender Offers
Tender offers are governed in Spain by the Spanish Securities Markets Act (as amended by Law 6/2007 of April 12, and the LMV) and Royal Decree 1066/2007, of July 27, which have implemented Directive 2004/25/EC of the European Parliament and of the European Council of April 21. Tender offers in Spain may qualify as either mandatory or voluntary offers.
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
In any case, by virtue of an amendment to Law 24/1988 operated by Law 1/2012, of June 22, the price in a voluntary tender offer must be the higher of (i) the equitable price and (ii) the price resulting from an independent valuation report, and must at least consist of cash as an alternative if certain circumstances have occurred during the two years prior to the announcement of the offer (basically, the trading price for the shares being affected by price manipulation practices, market or share prices being affected by natural disasters, force majeure, or other exceptional events, or the target company being subject to expropriation or confiscation resulting in a significant impairment of the company’s real value).
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

C. Material Contracts
Football (soccer) License Agreements with LaLiga, UEFA and RFEF, respectively
On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/2022, 2022/2023 and 2023/2024, (ending June 30, 2024).
The agreement guaranteed Telefónica all media rights with respect to the main European football competitions for all its customers, both residential and non-residential (hotels, restaurants, cafes, etc.).
The direct acquisition from UEFA of this "premium" content allowed Telefónica to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.
The total award price for all competitions amounted to 975 million euros (i.e. 325 million euros for each of the seasons 2021/2022, 2022/2023 and 2023/2024) which amount is less than the license fees paid for the previous cycle and without any year-to-year increase.
On December 13, 2021, Telefónica was provisionally awarded the exclusive broadcasting rights of 5 matches per matchday of the Spanish First Division Football League National Championship (“LaLiga”), for pay television in the residential market, in Spain. Telefónica received the first pick on 18 matchdays of each season and second pick on 17 matchdays, including the second match of the season between Real Madrid and Barcelona (Option D bis, Lot D.1 bis).
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
The award initially included all seasons between the cycle 2022/2023 and 2026/2027 although the 2025/2026 and 2026/2027 seasons were subject to the CNMC lifting or modifying a resolution that limited the maximum duration of the contracts entered into by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).
The award was made at a price of 520 million euros for each of the seasons. The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, which agreement was signed on January 19, 2022. This agreement has been recently modified to adjust its duration to the CNMC Competition Directorate’s interpretation of the maximum length of contracts for the acquisition of exclusive sports rights (three years from signature) within the above referenced procedure (Expte. VC/0612/14). In this regard, LaLiga issued on December 29, 2023 a new tender regarding those same packages for seasons 2024/2025 (from January 20, 2025) and 2025/2026 and 2026/2027.
On January 19, 2024, Telefónica Audiovisual Digital, S.L.U. was awarded exclusive broadcasting rights for 5 matches per matchday of the Spanish First Division Football League National Championship for pay television in the residential market in Spain. Telefónica Audiovisual will have first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it has been awarded exclusive broadcasting rights of one matchday for the 2024/2025 season and 3 matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20, 2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons.
On March 28, 2022, Telefónica entered into an agreement with the company DAZN for the distribution of the so-called DAZN LaLiga Package. Such package includes the remaining five football matches per match-weekend of the Spanish First Division Football League National Championship, in 35 out of 38 match-weekends for exploitation on pay television for residential subscribers in Spain (Option D bis, Package D.2 bis).
This is a non-exclusive agreement for five seasons, from 2022/2023 to 2026/2027. The agreed value amounts 280 million euros for each of the seasons.
In addition, on July 29, 2022, Telefónica signed a new contract with LaLiga for the non-exclusive broadcasting of the channel that broadcasts matches of the Second Division of National Football Championship League for seasons

2022/2023, 2023/2024 and 2024/2025, with Telefónica’s unilateral option to extend for 2 additional seasons, with a variable cost that amounts to approximately 16 million euros per season.
Similarly, on August 4, 2022, a contract was formalized with LaLiga for the non-exclusive broadcast of the LaLiga TV Bar Channel for non-residential subscribers for the 2022/2023 season with a minimum guarantee of 29 million euros, being the final price variable. Likewise, the contract for the 2023/2024 season was signed on July 30, 2023, with a minimum guaranteed consideration of approximately 29 million euros.
On November 2, 2022, Telefonica was also awarded by Real Federación Española de fútbol (RFEF) exclusive pay television rights of Copa del Rey Competiton and Supercopa de España for seasons 2022/2023, 2023/2024 and 2024/2025.
On June 13, 2023, Telefónica submitted its offer for the acquisition of the audiovisual rights of the UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League and the UEFA Youth League ("UEFA Competitions") for the 2024/2025, 2025/2026 and 2026/2027 seasons, upon expiration of the current contract.
UEFA awarded Telefónica on August 1, 2023, with exclusive media rights in Spain of UEFA Competitions for residential subscribers during seasons 2024/2025, 2025/2026 and 2026/2027. The corresponding agreements were signed on November 3, 2023.
The total award price for all competitions covered by these agreements with UEFA amounted to 960 million euros (i.e. 320 million euros for each of the seasons 2024/2025, 2025/2026 and 2026/2027).
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
On June 13, 2023, the data centers owned by Nabiax located in the Americas were sold to the investment fund Actis. Telefónica Infra, S.L.U. owns a 20% of Nabiax. After this transaction, Nabiax only owns data centers in Spain.
The data centers sold to Actis continue to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019, as Telefónica, S.A. waived its right to terminate the housing services contracts upon the sale of the data centers.
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
50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement (as amended from time to time, the "Contribution Agreement") between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited.
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
The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 and was amended on November 15, 2023 (as amended from time to time, the "Shareholders' Agreement") in respect of certain corporate governance matters related to VMED O2 UK Limited’s stakes in VMED O2 Networks Limited and in Cornerstone Telecommunications Infrastructure Limited.
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

On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder’s corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder’s group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time. Finally, VMED O2 UK Limited and its group would also provide certain services to specific companies belonging to the corporate group of each of its shareholders.
Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms initially ranging from 7 to 24 months (later extended in some cases to terms up to 40 months) while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for periods of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.
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
Purchase Agreement for Acquisition of UPI Mobile Assets of the Oi Group
On January 28, 2021, Telefónica Brasil executed the Purchase and Sale Agreement of Shares and Other Covenants (the “Oi Agreement”), by and among Oi Móvel SA - In Judicial Recovery, as "Seller", Telefónica Brasil, Tim S.A. and Claro S.A., as “Buyers”, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations.
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
Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date), having paid, on such day, the amount of 4,885 million Brazilian reais (approximately 972 million euros). The remaining amount, equivalent to 10% of the payment made on that date, was withheld and its release was subject to certain ongoing discussions regarding price adjustments, as provided for in the Oi Agreement.
Likewise, on such date, Telefónica Brasil: (i) committed to an additional payment of 110 million Brazilian reais (approximately 23 million euros) of which 40 million Brazilian reais were paid at that date (approximately 8 million euros), subject to the fulfilment of certain targets by Oi; (ii) made a payment of approximately 148 million Brazilian reais (approximately 29 million euros) for certain transition services provided by Oi to Garliava; and (iii) entered into a take-or-pay data transmission capacity agreement, with a net present value of 179 million Brazilian reais (approximately 35 million euros), to be paid in monthly installments during a period of 10 years.
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
On February 1, 2023, Telefónica Brasil's Extraordinary Shareholders' Meeting was held and Garliava’s merger into Telefónica Brasil was approved, subject to certain conditions since satisfied. The merger became effective on February 28, 2023, with Telefónica Brasil surviving the merger.
On October 4, 2023, the Market Arbitration Chamber approved the agreement reached between Telefónica Brasil and Oi to end the controversy and the arbitral proceeding between the parties resulting in a final price the for the UPI Mobile Assets assigned to Telefónica Brasil of 5,129 million Brazilian reais as of the closing date (approximately 948 million euros at the exchange rate at such date) (see Note 5 to the Consolidated Financial Statements).
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
After closing, the Telefónica Group holds 55% of the capital of Bluevia (30% through Telefónica España Filiales and 25% through T. Infra), with Vauban/CAA holding the remaining 45%. At closing, Bluevia purchased from Telefónica España 3.9 million already passed real estate units, and agreed to deploy 1.1 million additional units over the following 2 years after closing, reaching a total footprint of 5 million passed real estate units. The 3.9 million already passed real estate units acquired by Bluevia at closing represented 14% of Telefónica's FTTH network in Spain, with Telefónica España retaining ownership of the remainder of the network. In addition, as part of the transaction, the Telefónica Group entered into a series of service provision agreements with Bluevia which entail the mutual provision and receipt of services by/to Telefonica Group and Bluevia. As part of the transaction Telefonica Group contributed equity funds to Bluevia in the amount of approximately 1,247 million euros and the Vauban/CAA consortium acquired 45% of Bluevia from Telefónica España for 1,021 million euros in cash (see Note 2 to the Consolidated Financial Statements).
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
The business plan for the initial rollout to 5 million homes envisages an investment of approximately 4,500 million pounds sterling (approximately 5,179 million euros at the exchange rate at December 31, 2023). The three partners have funded their pro-rata share of equity funding for the construction, totaling up to 1,400 million pounds sterling (approximately 1,611 million euros at the exchange rate at December 31, 2023).     In addition, nexfibre has entered into a facilities agreement with a consortium of banks for an amount of up to 3,300 million pounds sterling (approximately 3,798 million euros at the exchange rate at December 31, 2023).
As part of the transaction, InfraVia has made and will continue to make certain payments to Liberty Global and T. Infra, a portion of which will be linked to the progress of the construction of the network.
In support of its obligations to nexfibre, VMO2 continues to extend network build contracts with various providers.
Agreement reached by VMED O2 UK Limited for the sale of a minority stake in Cornerstone
On October 31, 2023, VMED O2 UK Limited reached an agreement to sell a 16.67% minority stake in its mobile tower joint venture, Cornerstone Telecommunications Infrastructure Limited (“Cornerstone”), to the UK-based infrastructure fund, GLIL Infrastructure LLP (“GLIL”).
The transaction closed on November 15, 2023, with VMED O2 UK Limited receiving approximately 360 million pounds sterling in cash (approximately 413 million euros at the exchange rate as of such date).
The sale was structured through a VMED O2 UK Limited holding company (“HoldCo”), which owned 50% of Cornerstone shares prior to the transaction. After the transaction, GLIL owns 33.33% of HoldCo and VMED O2 UK Limited the remaining 66.67% of HoldCo, leaving VMO2 with a 33.33% indirect stake in Cornerstone. As the majority shareholder of HoldCo, VMED O2 UK Limited will continue co-controlling Cornerstone, together with Vantage Towers, and continue to proportionally consolidate Cornerstone in its financial accounts.

Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for an initial period of nine years. The agreement has since been amended.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider. The agreement stipulated annual commitments in terms of turnover that were updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.
Failure to meet these annual turnover commitments in principle resulted in the obligation of the counterparty to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation. These minimum annual turnover commitments have been reduced at various points over the life of the Master Service Agreement.
The Master Service Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe for certain telecommunications services from Telefónica.
On March 30, 2023, the parties agreed to renew the Master Service Agreement (extending its validity for all applicable jurisdictions (Spain, Brazil and Latin America) until December 31, 2025) but eliminate the minimum annual turnover commitments (and the related penalties) while maintaining, however, Atento's preferred supplier status.
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

Preemptive Rights and Increases of Share Capital
Pursuant to the Spanish Corporations Law, shareholders have preemptive rights to subscribe for any new shares and for bonds convertible into shares. Such rights may not be available under special circumstances if waived by a resolution passed at a general meeting of shareholders in accordance with Article 308 of the Spanish Corporations Law, or the Board of Directors, if authorized (Article 506 of the Spanish Corporate Enterprises Act). Further, such rights, in any event, will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which shares are issued as consideration. Such rights:
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
In addition, the Solidarity Wealth Tax For High-Net-Worth Individuals, which entered into force with effect in 2022, is a direct and personal tax that complements the Spanish Wealth Tax. The tax, which had been implemented for an initial period of two years, will remain in force until there is an amendment in the financing system of the autonomous regions. It is consistent with the provisions of the Spanish Wealth Tax in most essential aspects (exemptions, taxable and net taxable bases, tax rates, limit on amount of tax payable, etc.).
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
The Spanish FTT charges a 0.2% rate on specific acquisitions of listed shares issued by Spanish companies (including ADSs) whose market capitalization exceeds 1 billion euros (€1,000,000,000) (this may be the case of Telefónica), regardless of the jurisdiction of residence of the parties involved in the transaction.
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
Passive foreign investment company rules
Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2023 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.
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
The main market risks affecting Group companies are as follows:
•Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt , and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.
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
The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by Telefónica, S.A. in connection with the program (such as NYSE listing fees, legal and accounting fees incurred in connection with the preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by Telefónica, S.A. during 2023 for an amount of 3.9 million dollars (equivalent to 3.6 million euros, approximately). The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.
As part of its service to Telefónica, S.A., the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2023.

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
Telefónica’s management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed and those criteria, Telefónica’s management concluded that as of December 31, 2023, Telefónica’s internal control over financial reporting was effective.

Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm (PCAOB ID 1306), has issued a report both on the consolidated financial statements as of and for the year ended December 31, 2023 and on the effectiveness of Telefónica’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States). The report is included on page F-2.
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
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that all the members of the Audit and Control Committee (i.e., Mr. José Javier Echenique Landiríbar (Chairman), Mr. Peter Löscher, Ms. Carmen García de Andrés, Ms. María Rotondo Urcola and Ms. María Luisa García Blanco) meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
Item 16B. Code of Ethics
Telefónica is governed by a code of business conduct and ethics called the Telefónica's Responsible Business Principles (the "Business Principles”). The Business Principles are binding on all employees globally, including senior officers, in their daily operations and on the Company in its relations with its stakeholders. All employees have an obligation to inform themselves about and comply with these principles and complete the Business Principles Course once every three years. In 2023, 89% of Telefónica’s workforce completed the Business Principles Course.
According to the Telefónica's Business Principles all employees have a responsibility to act with integrity, transparency and commitment in order to generate a relationship of trust with our stakeholders. The Business Principles cover the following areas: (1) ethical and responsible management, (2) corporate governance and internal control, (3) respect for and promotion of human rights and digital rights, (4) our commitment to the environment, (5) innovation, development and responsible use of technology, (6) responsible communication, (7) our commitment to our customers, (8) our commitment to our employees, (9) our commitment to the societies in which we operate and (10) responsible supply chain management.
The Business Principles address all types of issues applicable to the daily activities of Telefonica and its employees, including, honesty, respect for the law, market transparency, taxation, fair competition, business assets, political neutrality, diversity and inclusion, labor rights, compensation, safety, health and well-being, career development and conciliation, responsible communication, continuous improvement of corporate governance, innovation, development and responsible use of technology, internal control and risk management, protection of our to shareholders` interest, anti-corruption, conflicts of interest, environmental management, energy and clime change, the circular economy, freedom of speech, privacy and security, Artificial Intelligence, eliminating obstacles, etc.
The Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica’s website https://www.telefonica.com/en/sustainability-innovation/how-we-work/business-principles/
For more information, please see “Item 16G. Corporate Governance—Code of Ethics".
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
At December 31, 2023, we held 111,099,480 shares of treasury stock, representing 1.932% of our capital stock. At December 31, 2022, we held 85,217,621 shares of treasury stock, representing 1.476% of our capital stock. These treasury shares were directly owned by Telefónica, S.A.
The table below shows the purchases of Telefónica shares made by or on behalf of Telefónica or any affiliated purchaser during 2023. These purchases were made in open-market transactions and none of the shares were purchased under a publicly announced plan or program.

Period of Fiscal Year	Total number of shares purchased	Average price paid per share (euro)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 1 to January 31	7,397,780	3.51	—	—
February 1 to February 28	3,638,682	3.60	—	—
March 1 to March 31	4,426,546	3.81	—	—
April 1 to April 30	2,769,598	4.01	—	—
May 1 to May 31	4,852,106	3.96	—	—
June 1 to June 30	3,903,849	3.79	—	—
July 1 to July 31	4,026,351	3.69	—	—
August 1 to August 31	5,243,441	3.65	—	—
September 1 to September 30	2,353,755	3.87	—	—
October 1 to October 31	7,831,650	3.70	—	—
November 1 to November 30	4,497,065	3.69	—	—
December 1 to December 31	9,129,380	3.68	—	—
Total	60,070,203	3.72	—	—
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
Additionally, we have a Sustainability and Regulation Committee, whose functions, composition and competencies are regulated by the Board of Directors’ Regulations.

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
Non-Executive Director Meetings
Pursuant to the NYSE listing standards, non-executive directors of U.S.-listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. Nevertheless, each of the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee and the Sustainability and Regulation Committee is composed exclusively of non-executive directors, thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.
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

Code of Ethics
The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, which at minimum must address certain specified topics, and promptly disclose any waivers of the code for directors or executive officers. In 2004 we adopted, as required by the Sarbanes-Oxley Act, a code of ethics that applied to our principal executive officer, principal financial officer and to our senior financial officers. In December 2006, we adopted a code of business conduct and ethics, the aforementioned “Business Principles”, which apply to all Telefónica Group employees. In March 2008, we decided to modify such Business Principles in order to incorporate within them all components of the code of ethics definition in Section 406 of Sarbanes-Oxley Act, and consequently our code of ethics for senior officers was replaced by such Business Principles. These Business Principles were further modified in 2016 and 2017 in order to include, among others, several new principles related to privacy and data protection, security, responsible communication practices as well as to reinforce other principles including the anti-corruption principle. In 2021, Telefónica’s Business Principles were modified to incorporate new principles related to digital rights and innovation, development, and responsible use of technology. This update also incorporated new terms such as climate change, circular economy, conciliation and inclusion, key concepts in our company strategy. A minor change was included in an updated version of the Business Principles in June 2022, and this version remains in force as of the date of this Annual Report.
We also have an internal code of conduct for securities markets issues to prevent insider trading misconduct and to control possible conflicts of interest. In addition, the Regulations of the Board of Directors set out in detail our directors’ main obligations relating to conflicts of interest concerning business opportunities, misappropriation of our assets, confidentiality, and non-competition.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Not applicable.
Item 16K. Cybersecurity
The digital ecosystem has facilitated the access of companies and users to a large amount of information, multiplying the ease and speed at which this information can be transmitted between different networks, companies, and countries. This volume of data implies an important advancement opportunity for society, but also a significant responsibility for companies that, like Telefónica, manage considerable amounts of personal, anonymous, or aggregate information. In addition to threats to the integrity and privacy of data, Telefónica may face network interruptions which could affect the quality of, or cause interruption to, the provision of its services. See “Item 3. Key Information—Risk Factors—Risks Related to Telefónica’s Business Activities—The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation”, “—Operating Risks—Information technology is key to the Group's business and is subject to cybersecurity risks" and “—Operating Risks—Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to our technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group’s business”.
Cybersecurity risks are considered to be one of the main risks within Telefónica’s risk management framework. For a discussion of the cybersecurity risks that may materially affect the business strategy, results of operations or financial condition of the Telefónica Group, see “Item 3. Key Information—Risk Factors—Operating Risks—Information technology is key to the Group's business and is subject to cybersecurity risks". To address these risks, the Group has adopted various lines of action which are led by its Security and Intelligence area, which coordinates with local Security areas in Group companies to periodically assess such risks and define specific mitigation plans. The head of Security and Intelligence is the Global Director of Security and Intelligence, who has been delegated the authority and responsibility by the Company’s Board of Directors to establish the global strategy for the area of Security (including cybersecurity) by the approval of the Global Security Policy. He leads the development and monitors the implementation of the policy framework and global initiatives in this area. The Global Director of

Security and Intelligence has extensive experience in intelligence, risks and threat management, and has held this position for seven years.
The Audit and Control Committee of the Board of Directors is responsible for risk oversight, including oversight of cybersecurity risks, and is regularly informed by the Internal Audit team of the managing areas' assessment of the Group's main risks, including cybersecurity risks. In addition, at least once a year, and upon a demand by the Audit and Control Committee, specific reports focused on the status of the cybersecurity risks and the management of cybersecurity incidents are prepared and presented by the Global Director of Security and Intelligence to the Board of Directors, through the Audit and Control Committee. Further, the Global Director of Security and Intelligence reports on cybersecurity status, if requested, to the Sustainability and Regulation Committee (previously named the Sustainability and Quality Committee).
A local Security Officer is appointed for each Telefónica Group company. The Global Director of Security and Intelligence is responsible for proposing the relevant candidates for the approval by the corresponding administrative or management bodies of the companies. For purposes of government and coordination, we have a Global Security Committee presided over by the Global Director of Security and Intelligence, in which the heads of our business areas (including Compliance, Auditing, Legal, Technology and Operations and Human Resources) and the local Security Officers for each Telefónica Group company participate, in addition to local Security Subcommittees, that collaborate in the definition of global strategic initiatives and guidelines and implement them in each Telefónica Group company. In addition, Telefónica has a Security Advisory Board made up of external experts in the field of security and intelligence. These external experts provide advice to the Security and Intelligence area with the aim of ensuring that the Company follows best practices with respect to security and intelligence (including cybersecurity), improving efficiencies of capabilities and procedures and raising the quality of our strategy in these matters. In addition, the Security and Intelligence area leads the Global Digital Security Committee, in which several members of the Company’s Executive Committee participate.
Our security strategy has two main lines of action:
1.Operational security, business continuity and supply chain security: Some of the initiatives adopted are the following:
•Business continuity: Our business continuity groups maintain and update standardized continuity plans, using digital tools to improve disaster recovery in order to provide a global vision of the risks we face and the management thereof.
•Crisis management: Because of the COVID-19 pandemic, the crisis management protocol was strengthened. The global crisis management plan is implemented in all the Business Units of the Telefónica Group, with a common management model, a standard architecture, digitalized crisis alert processes and training for critical employees. The Business Continuity offices have continued reviewing crisis management procedures and identifying the most relevant processes, to ensure the resilience of the Company.
•Supply chain security: The integral security of services/products is necessarily supported by the strengthening of security controls in the complete cycle of the supply chain, specifically in the security of Telefónica Group suppliers. For this purpose, we have homogenized security controls in place at all different stages of the procurement process of products, equipment, and services, working in an integrated manner among the areas of security, financial control, procurement, technology and operations to ensure that suppliers and partners comply with the security controls required by Telefónica’s own regulations, any other regulatory requirements and best practices in the industry.
Security requirements for our suppliers include cybersecurity-related requirements, and we routinely assess the risks associated with the provision of products and services. We use digital tools to control the whole life cycle of a contract: ahead of its signing (for example, in imposing security requirements for new procurement processes, analyzing information given by suppliers and any mitigation measures they may have proposed adopting, and performing objective assessments about compliance levels), during the life of a contract (for example, by monitoring compliance with security requirements), and following termination of the related services (for example, by monitoring how the removal of the supplier from our systems and processes is carried out, including by blocking any relevant physical or logical access, disabling VPNs/ports/systems, etc.). All Telefónica Group employees have access to these tools.

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
•Cybersecurity, vulnerability management and security incidents: We are proactive with regards to cybersecurity, vulnerability management and security incidents. We have a network of Incident Response Centers (CSIRT) at a global level, that works in a coordinated way to identify and analyze the risks of potential cyberthreats, monitor serious vulnerabilities in our most critical technological assets, establish relationships with other national and international CSIRTs / Computer Emergency Response Teams (CERTs) from both the public and private sectors, detect potential security incidents that may affect the technological assets of the Group and respond to and manage any security incidents that may affect the Group. We also have in-house teams of experts (RedTeam teams) dedicated to identifying digital security vulnerabilities. These teams analyze the Company’s networks and systems by performing vulnerability scans and manual tests (ethical hacking or 'penetration testing'), requiring the management of the detected security problems with respect to the relevant systems and networks. The Global Director of Security and Intelligence receives reports from his staff about prevention, detection, mitigation, and remediation of cybersecurity incidents. Further, we have public mailboxes, both globally and locally, available to any user and designed for the reporting of any vulnerability or threat that could affect Telefónica’s technological infrastructure. We also operate a vulnerability detection (bug-bounty) program with select leading companies within the industry.
When the impact or consequences of an incident or vulnerability threaten the continuity of one or several critical processes or services or the reputation of the Group, the corresponding Business Continuity Plan is activated. The Global Crisis Management System aims to ensure our preparedness to manage such incidents or vulnerabilities by facilitating the coordination, communication, and collaboration of all the areas involved to help ensure operational normality is restored in the shortest possible time and with the least possible impact.
During 2023, all identified security incidents were managed pursuant to our existing protocols for responding to incidents, and with the appropriate communication to regulatory bodies in cases where personal data was involved. None of these incidents were considered to be material by the Group.
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
Finally, we maintain, both locally and globally, various insurance programs to mitigate the impact of a potential incident. Specifically, we have coverage for cybersecurity risks that cause loss of income, loss of customers, extra costs or digital asset recovery expenses, and coverage for errors and technological omissions in the case of potential claims against us for damages caused to customers and third parties. These insurance policies are subject to loss limits, deductions and exclusions and we can provide no assurance that all losses related to a cybersecurity incident will be covered under our policies.

Part III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
Please see pages F- 6 through F- 213.
Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
2.1	Description of registrant's securities
4.1	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 11, 2012 *
4.2	2021 Long-Term Incentive Plan Terms***
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix I thereto)
10.1	Contribution Agreement, dated May 7, 2020, by and among Telefónica, S.A., Telefonica O2 Holdings Limited, Liberty Global, plc., Liberty Global Europe 2 Limited and Liberty Global Holdco Limited **#
10.2	Shareholders Agreement, dated June 1, 2021, by and among Liberty Global plc, Liberty Global Europe 2 Limited, Liberty Global Holdco Limited, Telefónica, S.A. and Telefonica O2 Holdings Limited***#¥
12.1	Certification of José María Álvarez-Pallete López, Chairman and Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Laura Abasolo García de Baquedano, Chief Finance and Control Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
97.1	Policy relating to recovery of erroneously awarded compensation
101	Inline XBRL Instance Document — the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT
101.CAL	Inline XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
101.DEF	Inline XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
101.LAB	Inline XBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT
101.PRE	Inline XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
***	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021.
#	Schedules and/or attachments to the agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K but will be provided to the U.S. Securities and Exchange Commission or its staff upon request.
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
Date: February 23, 2024

Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telefónica, S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries composing the Telefónica Group (the “Company”) as of December 31, 2023 and 2022, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill impairment assessment

As described in Notes 3 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance was €18,708 million at December 31, 2023 arising from business combinations completed in the countries in which the Company operates. Management conducts impairment tests for goodwill at least annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Management calculates the recoverable amount of each cash-generating unit as the higher of fair value less cost to sell and value in use. In assessing value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors covering a four-year period including the closing year. Management’s cash flows projections included significant judgements when considering significant assumptions such as revenue growth, long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates.

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

Revenue recognition (unbilled revenue)

As described in Notes 3 and 14 to the consolidated financial statements, of the total gross revenue recognized by the Company for the year ended December 31, 2023, €2,755 million relates to services rendered and not yet billed. When the revenue billing cycle does not align with the consolidated financial statements closing date, management estimates the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on data obtained from different sources and revenue streams processed by the information systems and historical information.

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

Tax and regulatory proceedings in Telefonica Brazil

As described in Notes 3, 24 and 25 to the consolidated financial statements, the Company has recognized provisions related to income tax, other taxes and regulatory proceedings in Telefonica Brazil amounting €37 million, €515 million and €329 million, respectively, and has disclosed contingent liabilities related to income tax, other taxes, and regulatory proceedings amounting €5,678 million, €6,909 million and €1,264 million, respectively, as of December 31, 2023. The Company recognizes a provision for the pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, management concludes that it is not probable that a loss has been incurred in any of the pending litigation. In case of income tax pending litigations, management determines whether is probable or not that taxation authority will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. The Company discloses contingencies when management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of recognition, measurement and disclosure of tax and regulatory proceedings in Brazil. These procedures also included, among others, (1) obtaining and evaluating the responses to our letters of audit inquiry with internal and external legal counsels, (2) evaluating the reasonableness of management’s assessment regarding unfavorable outcomes, and (3) evaluating the sufficiency of the management’s tax and regulatory contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the management’s assessment regarding unfavorable outcomes.

Measurement of the investment in VMED O2 UK Ltd

As described in Notes 2, 3 and 10 to the consolidated financial statements, the Company's equity method investment in VMED O2 UK Ltd (VMO2) amounts to €7,774 million as of December 31, 2023. VMO2's management conducts impairment test for goodwill at least annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. VMO2 management assesses the recoverable amount of the cash-generating unit to which the goodwill relates using valuation techniques, including discounted cash flow model that requires significant judgments when considering significant assumptions such as revenue growth, long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate. In assessing value in use, the projected cash flows are based on the strategic plan approved by the board of directors of VMO2 covering a three-year period. An impairment loss of 3,107 million pounds (approximately 3,572 million euros) was recognized during the year on the goodwill related to the joint venture. 50% of this amount (approximately 1,786 million euros) forms part of Telefónica's share in the loss of VMO2 investment accounted for by the equity method for the year 2023. Telefónica management carried out an additional impairment test of the carrying value of its investment as of December 31, 2023, comparing it with the estimate of its value in use. As a result of this analysis, no additional impairment was recorded.

The principal considerations for our determination that performing procedures relating to the measurement of the investment in VMED O2 UK Ltd is a critical audit matter are the significant judgments made by management in the discounted cash flow models, which in turn led to a high degree of auditor judgement, subjectivity and effort in evaluating management’s significant assumptions, related to revenue growth, long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to Telefónica management’s measurement assessment, including controls over the valuation of the VMED O2 UK Ltd equity method investment. These procedures also included, among others, testing management's process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow models; testing the completeness and accuracy of the underlying data used in the models; and evaluating the reasonableness of the significant assumptions used by management related to revenue growth, long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the consistency with external available information, (2) the sensitivity analysis performed by management, and (3) the sufficiency of the Company’s impairment assessment disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of VMO2 and the Company’s discounted cash flow models and the discount rate and the perpetuity growth rate assumptions.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

February 23, 2024

We have served as the Company’s auditor since 2017.

Consolidated Statements of financial position
Millions of euros	Notes	2023	2022
ASSETS
A) NON-CURRENT ASSETS		83,568	87,053
Intangible assets	(Note 6)	11,370	12,017
Goodwill	(Note 7)	18,708	18,471
Property, plant and equipment	(Note 8)	22,944	23,714
Rights of use	(Note 9)	8,448	8,279
Investments accounted for by the equity method	(Note 10)	8,590	11,587
Financial assets and other non-current assets	(Note 12)	7,268	8,101
Deferred tax assets	(Note 25)	6,240	4,884
B) CURRENT ASSETS		20,756	22,589
Inventories	(Note 13)	929	1,546
Receivables and other current assets	(Note 14)	10,132	9,134
Tax receivables	(Note 25)	1,193	2,213
Other current financial assets	(Note 15)	1,078	2,444
Cash and cash equivalents	(Note 16)	7,151	7,245
Non-current assets and disposal groups held for sale	(Note 30)	273	7
TOTAL ASSETS (A+B)		104,324	109,642

	Notes	2023	2022
EQUITY AND LIABILITIES
A) EQUITY		27,096	31,708
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	21,852	25,088
Equity attributable to non-controlling interests	(Note 17)	5,244	6,620
B) NON-CURRENT LIABILITIES		53,829	54,834
Non-current financial liabilities	(Note 18)	33,360	35,059
Non-current lease liabilities	(Note 20)	6,708	6,657
Payables and other non-current liabilities	(Note 21)	3,605	3,546
Deferred tax liabilities	(Note 25)	2,702	3,067
Non-current provisions	(Note 24)	7,454	6,505
C) CURRENT LIABILITIES		23,399	23,100
Current financial liabilities	(Note 18)	3,701	4,020
Current lease liabilities	(Note 20)	2,239	2,020
Payables and other current liabilities	(Note 22)	13,957	13,509
Current tax payables	(Note 25)	1,869	1,920
Current provisions	(Note 24)	1,596	1,631
Liabilities associated with non-current assets and disposal groups held for sale	(Note 30)	37	—
TOTAL EQUITY AND LIABILITIES (A+B+C)		104,324	109,642
The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros	Notes	2023	2022	2021
Revenues	(Note 26)	40,652	39,993	39,277
Other income	(Note 26)	1,541	2,065	12,673
Supplies		(13,298)	(12,941)	(12,258)
Personnel expenses	(Note 26)	(7,207)	(5,524)	(6,733)
Other expenses	(Note 26)	(10,298)	(10,741)	(10,976)
Depreciation and amortization	(Note 26)	(8,797)	(8,796)	(8,397)
OPERATING INCOME		2,593	4,056	13,586
Share of (loss) income of investments accounted for by the equity method	(Note 10)	(2,162)	217	(127)
Finance income		1,099	1,803	614
Exchange gains		1,837	2,910	2,801
Finance costs		(3,014)	(3,030)	(2,028)
Exchange losses		(1,826)	(2,996)	(2,751)
Net financial expense	(Note 19)	(1,904)	(1,313)	(1,364)
(LOSS) PROFIT BEFORE TAX		(1,473)	2,960	12,095
Corporate income tax	(Note 25)	899	(641)	(1,378)
(LOSS) PROFIT FOR THE YEAR		(574)	2,319	10,717
Attributable to equity holders of the parent		(892)	2,011	8,137
Attributable to non-controlling interests	(Note 17)	318	308	2,580
Basic (loss) earnings per share (euros)	(Note 26)	(0.20)	0.31	1.34
Diluted (loss) earnings per share (euros)	(Note 26)	(0.20)	0.31	1.34
The accompanying notes and appendices are an integral part of these consolidated income statements.

Consolidated Statements of comprehensive income	2023	2022	2021
Millions of euros
(Loss) profit for the year	(574)	2,319	10,717
Other comprehensive (loss) income	(43)	1,908	4,557
Gains (losses) from financial assets measured at Fair value through other comprehensive income	22	(29)	2
Income tax impact	(7)	9	(1)
	15	(20)	1
(Losses) gains on hedges	(624)	1,081	1,593
Income tax impact	151	(282)	(395)
Reclassification of losses (gains) included in the income statement (Note 19)	76	(704)	(1,874)
Income tax impact	(17)	181	478
	(414)	276	(198)
Gains (losses) on hedges costs	79	(59)	128
Income tax impact	(20)	15	(32)
Reclassification of (gains) losses included in the income statement (Note 19)	(9)	(9)	(10)
Income tax impact	2	2	3
	52	(51)	89
Share of (losses) gains recognized directly in equity of associates and others (Note 10)	(31)	65	32
Income tax impact	—	—	—
	(31)	65	32
Translation differences (Note 17)	270	1,562	4,098
Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss	(108)	1,832	4,022
Actuarial (losses) gains and impact of limit on assets for defined benefit pension plans	(45)	102	130
Income tax impact	14	(32)	(35)
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	—	—	392
	(31)	70	487
Gains (losses) from financial assets measured at fair value through comprehensive income	113	42	49
Income tax impact	—	—	(1)
Reclassification to reserve of losses (gains) from financial assets measured at fair value through comprehensive income (Note 12)	24	71	—
	137	113	48
Share of (losses) gains recognized directly in equity of associates (Note 10)	(41)	(107)	—
	(41)	(107)	—
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss	65	76	535
Total comprehensive (loss) income recognized for the year	(617)	4,227	15,274
Attributable to:
Equity holders of the parent and other holders of equity instruments	(1,165)	3,519	12,652
Non-controlling interests	548	708	2,622
	(617)	4,227	15,274
The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reserve	Retained earnings	Fair value finan-cial assets	Hedges	Equity of associa-tes and others	Translation differences	Total
Financial position at December 31, 2022	5,775	3,824	(341)	7,550	1,059	27,698	(449)	725	(30)	(20,723)	25,088	6,620	31,708
(Loss) profit for the year	—	—	—	—	—	(892)	—	—	—	—	(892)	318	(574)
Other comprehensive income (loss) for the year	—	—	—	—	—	(26)	148	(412)	(20)	37	(273)	230	(43)
Total comprehensive income (loss) for the year	—	—	—	—	—	(918)	148	(412)	(20)	37	(1,165)	548	(617)
Dividends and distribution of profit (Note 17)	—	—	—	—	—	(1,698)	—	—	—	—	(1,698)	(345)	(2,043)
Net movement in treasury shares	—	—	(186)	—	—	(35)	—	—	—	—	(221)	—	(221)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	—	—	—	—	—	—	(1,579)	(1,579)
Capital reduction	(25)	(73)	98	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(239)	—	—	—	—	(239)	—	(239)
Other movements	—	—	—	—	—	87	—	—	—	—	87	—	87
Financial position at December 31, 2023	5,750	3,751	(429)	7,550	1,059	24,895	(301)	313	(50)	(20,686)	21,852	5,244	27,096
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reserve	Retained earnings	Fair value finan-cial assets	Hedges	Equity of associa-tes and others	Translation differences	Total
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684
Profit for the year	—	—	—	—	—	2,011	—	—	—	—	2,011	308	2,319
Other comprehensive income (loss) for the year	—	—	—	—	—	48	98	287	(94)	1,169	1,508	400	1,908
Total comprehensive income (loss) for the year	—	—	—	—	—	2,059	98	287	(94)	1,169	3,519	708	4,227
Dividends and distribution of profit (Note 17)	135	—	—	—	21	(1,223)	—	—	—	—	(1,067)	(411)	(1,478)
Net movement in treasury shares	—	—	(342)	—	—	(22)	—	—	—	—	(364)	—	(364)
Acquisitions and disposals of non-controlling interests and business combinations (Note 17)	—	—	—	—	—	936	—	—	—	—	936	(155)	781
Capital reduction	(139)	(409)	548	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(201)	—	—	—	—	(201)	—	(201)
Other movements	—	—	—	—	—	58	—	—	—	—	58	1	59
Financial position at December 31, 2022	5,775	3,824	(341)	7,550	1,059	27,698	(449)	725	(30)	(20,723)	25,088	6,620	31,708

Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260
Profit for the year	—	—	—	—	—	8,137	—	—	—	—	8,137	2,580	10,717
Other comprehensive income (loss) for the year	—	—	—	—	—	465	50	(209)	121	4,088	4,515	42	4,557
Total comprehensive income (loss) for the year	—	—	—	—	—	8,602	50	(209)	121	4,088	12,652	2,622	15,274
Dividends and distribution of profit (Note 17)	336	—	—	—	—	(936)	—	—	—	—	(600)	(3,051)	(3,651)
Net movement in treasury shares	—	—	(459)	—	—	(20)	—	—	—	—	(479)	—	(479)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	(354)	—	—	—	—	(354)	(119)	(473)
Capital reduction	(83)	(305)	388	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	—	—	—	—	—	(263)	—	—	—	—	(263)	—	(263)
Other movements	—	—	—	—	—	16	—	—	—	—	16	—	16
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of cash flows
Millions of euros	Notes	2023	2022	2021
Cash received from operations	(Note 28)	47,314	46,925	46,415
Cash paid from operations	(Note 28)	(34,646)	(34,778)	(34,379)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(565)	(292)	(1,309)
Taxes (paid)/proceeds	(Note 28)	(454)	(92)	(459)
Net cash flow provided by operating activities	(Note 28)	11,649	11,763	10,268
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	(Note 28)	(5,851)	(5,508)	(6,164)
Proceeds/(payments) on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	1,004	(115)	13,369
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(252)	(1,628)	(414)
Proceeds on financial investments not included under cash equivalents	(Note 28)	1,432	2,967	2,163
Payments on financial investments not included under cash equivalents	(Note 28)	(1,475)	(2,575)	(1,474)
Net proceeds/(payments) for temporary financial investments		856	1,532	(1,584)
Net cash flow used in investing activities	(Note 28)	(4,286)	(5,327)	5,896
Dividends paid	(Note 28)	(2,139)	(1,397)	(3,630)
Proceeds from share capital increase with minority interest	(Note 28)	113	1,022	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(1,771)	(555)	(604)
Operations with other equity holders	(Note 28)	(329)	(268)	(354)
Proceeds on issue of debentures and bonds and other debts	(Note 28)	967	1,746	561
Proceeds on loans, borrowings and promissory notes	(Note 28)	1,707	839	3,085
Repayments of debentures and bonds and other debts	(Note 28)	(1,910)	(3,541)	(5,847)
Repayments of loans, borrowings and promissory notes	(Note 28)	(1,465)	(3,077)	(4,146)
Lease principal payments	(Note 20)	(2,114)	(1,996)	(1,782)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(245)	(698)	(273)
Net cash used in financing activities	(Note 28)	(7,186)	(7,925)	(12,990)
Effect of changes in exchange rates		(258)	156	(179)
Cash reclassified to assets held for sale	(Note 30)	(14)	—	(7)
Effect of changes in consolidation methods and others		1	(2)	(12)
Net increase (decrease) in cash and cash equivalents during the year		(94)	(1,335)	2,976
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	(Note 16)	7,245	8,580	5,604
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 16)	7,151	7,245	8,580
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT THE BEGINNING OF THE PERIOD	(Note 16)	7,245	8,580	5,604
Cash on hand and at banks		6,653	7,353	4,600
Other cash equivalents		592	1,227	1,004
BALANCE AT THE END OF THE PERIOD	(Note 16)	7,151	7,245	8,580
Cash on hand and at banks		6,265	6,653	7,353
Other cash equivalents		886	592	1,227
The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the consolidated financial statements for the year ended December 31, 2023
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.
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
The accompanying consolidated financial statements for the year ended December 31, 2023 were approved by the Company’s Board of Directors at its meeting on February 21, 2024 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements present fairly, in all material respects, the consolidated equity and financial position at December 31, 2023, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.
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
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2023 include the figures for 2022, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2021.
The main events and changes in the consolidation scope affecting comparability of the consolidated information (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.
Exchange rates evolution

Variation of average exchange rate vs euro
	2023 vs 2022	2022 vs 2021
Brazilian real	0.3%	17.6%
Pound sterling	(2.0%)	0.8%
New peruvian sol	(0.4%)	13.7%
Chilean peso	1.1%	(2.2%)
Colombian peso	(4.3%)	(0.6%)
Mexican peso	10.3%	13.5%

Variation of closing exchange rate vs euro
	2023 vs 2022	2022 vs 2021
Brazilian real	4.1%	13.5%
Pound sterling	2.1%	(5.3%)
New peruvian sol	(0.7%)	10.9%
Argentine peso	(78.8%)	(38.5%)
Chilean peso	(5.7%)	4.7%
Colombian peso	21.6%	(12.2%)
Mexican peso	11.2%	11.5%
In 2018 Argentina became a hyperinflationary economy. The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2023 financial statements is the closing exchange rate as of December 31, 2023 which was 893.45 Argentine pesos per euro (189.08 Argentine pesos per euro at December 31, 2022). The annual inflation rate for 2023 in Argentina has been 211% (see Note 3.a). The contribution of Telefónica Argentina to the consolidated Revenues and Operating income for 2023, after its conversion to euros, has been 1,237 million euros and -199 million euros, respectively (2,066 and -270 million euros, respectively, in 2022). Likewise, the Equity attributable to equity holders of the Parent Company has been reduced by 647 million euros in 2023 (compared to an increase of 338 million euros in 2022) due to the translation differences of the financial statements of the Group companies whose functional currency is the Argentine peso (see Note 17.f).
In 2023, there was a positive impact on Equity attributable to equity holders of the Parent Company for translation differences amounting to 419 million euros (1,261 million euros in 2022) due to the appreciation of the Brazilian real (see Note 17.f).
VMED O2 UK joint venture
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
The constitution of the joint venture resulted in a contribution of 5,376 million pounds sterling (equivalent to 6,234 million euros at the transaction day) for Telefonica, of which 2,622 million pounds sterling correspond to the cash payment to Telefónica to equalize ownership in the joint venture (including the post-completion adjustment) and 2,754 million pounds sterling correspond to proceeds from recapitalization.
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
Telefónica received dividends from VMO2 amounting to 1,000 million pounds sterling (approximately 1,154 million euros), 800 million pounds sterling (909 million euros) and 161 million pounds sterling (187 million euros) in 2023, 2022 and 2021, respectively (see Note 28).
The share of (loss) income of VMO2 accounted for by the equity method in the consolidated income statements of the Telefónica Group amounted to a loss of 2,030 million euros in 2023, an income of 292 million euros in 2022 and a loss of 103 million euros in 2021 (see Note 10). The loss in 2023 includes the effect of the impairment of goodwill recorded by VMO2 in the amount of 3,572 million euros with an impact of 1,786 million euros on the consolidated income statement of the Telefónica Group (see Note 10).
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
Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount, which was subject to adjustments, of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date). A payment of 4,885 million Brazilian reais (approximately 972 million euros) was made at closing of the transaction. The remaining amount, equivalent to 10% of the payment made on that date, is withheld subject to certain price adjustments and potential indemnification obligations contained in the Oi Agreement.
The total consideration also included 110 million Brazilian reais subject to the fulfilment of certain targets, and other costs amounting to 8 million Brazilian reais. Thus, the total consideration transferred amounted to 5,492 million Brazilian reais (1,093 million euros at the date of the closing of the transaction).
On the date of approval of the consolidated financial statements for the year 2022, the Company had concluded the report for the allocation of the purchase price. The fair value assigned to Oi's licenses amounted to 520 million euros. The goodwill amounted to 676 million euros (see Note 5).
In October 2023, the arbitration proceeding between the parties ended (see Note 29.c), resulting on a final price the for the UPI Mobile Assets assigned to Telefónica Brasil of 5,129 million Brazilian reais as of the closing date (compared to the 5,373 million Brazilian reais of the initial price). As a result, 50% of the retained amount (488 million reais), plus applicable interest was offset against the amount allocated as debt and the other 50%, in the updated amount of 277 million reais (51 million euros at such date), was withdrawn by Telefónica Brasil before the Arbitration Chamber (see Note 5).
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
Collective Bargaining Agreement and Collective Redundancies Plan
On December 28, 2023, certain subsidiaries of Telefónica Spain and the most representative Trade Union Organizations reached an agreement to sign the III Collective Bargaining Agreement valid until December 31, 2026 and can be extended for a further year, with the aim of moving towards a more digital, flexible company prepared for future challenges in a highly competitive context. These agreements were endorsed on January 3, 2024.
In addition, and in parallel, these subsidiaries agreed to execute the Collective Redundancies Plan, which provides for collective redundancies affecting up to a total of 3,420 employees. Employees turning 56 years or older in 2024 and with a seniority of more than 15 years can adhere to the Collective Redundancies Plan. However, targets have been established that may result in limits on joining in critical areas or additional redundancies based on business reasons.
In "Personnel expenses" of the consolidated income statement for the year 2023, a provision of 1,320 million euros before taxes (see Note 24) corresponding to Telefónica Spain has been recorded as of December 31, 2023, based on the present value of the estimated payment flows resulting from the Collective Redundancies Plan.
Public Offer for the Acquisition of Shares of Telefónica Deutschland
On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public tender offer for shares of Telefónica Deutschland Holding AG (“Telefónica Deutschland”). The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024 (both inclusive).
At the date of the Offer announcement, Telefónica was the owner, directly or indirectly, of 71.81% of the share capital and voting rights of Telefónica Deutschland and, consequently, the Offer was announced on shares representing approximately 28.19% remaining.
On December 31, 2023, Telefónica owned 82.43% of the share capital of Telefónica Deutschland (70.58% as of December 31,2022), having made direct purchases on the market for an amount of 816 million euros (see Note 27.h y 28).
These purchases made in 2023 produced an increase of 46 million euros in the equity attributed to the parent company and a decrease of 866 million euros in the equity attributed to minority interests (see Note 17 h).
The Offer was settled on January 26, 2024 reaching 94.12% of the share capital, including acquisitions through the Offer and acquisitions in the market until that date (See Note 31).

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
The synthetic exchange rate is calculated considering the inflation rates that are published. On an annual basis, these rates are 189.8%, 174.3% and 686.4% for 2023, 2022 and 2021, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items in the consolidated financial statements is the synthetic exchange rate as of the closing date of each reporting period, amounting to 159.45 digital bolivars per U.S. dollar, 45.18 digital bolivars per U.S. dollar and 16.47 digital bolivars per U.S. dollar as of December 31, 2023, 2022 and 2021, respectively. In turn, the official reference exchange rate at December 31, 2023 was 35.959 VED/USD (17.489 VED/USD and 4.597VED/USD at December 31, 2022 and 2021, respectively).
The use of a synthetic exchange rate versus the official reference exchange rate does not have a significant impact given the contribution of Telefónica Venezolana to the consolidated financial position and to the Group's results and cash flows for the year.
In 2018 Argentina became a hyperinflationary economy. In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2023, 2022 and 2021 is 3,533.2%, 1,134.6% and 582.5%, respectively, while on an annual basis the index for 2023 is 211% (95% and 51% in 2022 and 2021, respectively).
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2023 financial statements is the closing exchange rate as of December 31, 2023 which was 893.45 Argentine pesos per euro (189.08 and 116.37 Argentine pesos per euro at December 31, 2022 and 2021, respectively).
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

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	4 – 30
Furniture, tools and other items	2 – 10
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
j) Audio-visual rights
Audio-visual rights which will generally be consumed in a period of less than twelve months, as well as own content whose production cycle will in no case exceed thirty-six months, are included in inventories.
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
Broadcasting rights to football and motor sports events, including their inherent production costs, are charged to the income statement on a straight-line basis over twelve months from the start of the season, while rights to other premium sports are charged over the period of the competition. All other sports rights are recognized in the income statement upon first broadcast. When these rights are paid for prior to the moment of allocation to the income statement, and the terms and conditions of the agreement involve performance obligations that still have to be fulfilled in the future by both parties (also known as executory contracts), prepaid amounts are recognized as prepayments under "Other current assets".
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
When the Group is in an intermediary position between a supplier/vendor and an end customer, it must determine if it is supplying the product or service as the principal in the transaction or if it is acting as an agent on behalf of the supplier (manufacturer, wholesaler). The distinction involves identifying who controls the goods or services being provided and who is the primary obligor to satisfy the performance obligations in the arrangement. Control is often evidenced when, in the delivery to the end customer, the Group provides significant integration of the goods and services from a third party vendor into its own goods and services. In addition to this, assessment of the primary obligor includes the analysis of indicators such as: whether the Group's responsibilities require infrastructure and resources with specific functionalities, who acts as the main customer contact, who manages claims and provides support services, and who has discretion setting the final price. This principal/agent assessment affects the timing and amount of revenue recognized in the financial statements, either on a gross basis as the principal or on a net basis as the agent, representing the margin earned by the Group for arranging the transaction between the principal and the customer. This is particularly relevant for the Group in connection with digital services, such as streaming TV content, software licenses and other cloud-based products and services.
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
Expenses relating to customer contracts (mainly, commissions payable to dealers for customer acquisitions) are recognized as an asset to the extent that they are incremental and are expected to be recovered. Subsequently, these costs are amortized over the same term as the revenues associated with such contract are recognized, unless the expected amortization period is one year or less, in which case they are expensed as incurred. For the purposes of allocating to profit or loss the incremental costs of obtaining a contract with indefinite duration, renewal periods are taken into consideration, estimated on the basis of the customer churn rate, unless there are contract renewal costs which are commensurate with those incurred in the initial contract.
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
o) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2023 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2022, with the exception of the following new standards and amendments to existing standards issued by the IASB, which are mandatory for annual periods beginning on or after January 1, 2023.
The application of these amendments for the current reporting period did not have a significant impact on the consolidated financial statements of the Group. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new pronouncements.
IFRS 17: Insurance contracts
IFRS 17 Insurance Contracts is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Applies to all types of insurance contracts (i.e., life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting aspects.
Given the nature of the Group’s core business, the adoption of IFRS 17 did not have a significant impact on the Group’s consolidated equity at the date of transition to the new requirements (less than 1 million euros as of January 1, 2023). At the transition date, the balances of insurance and reinsurance contract assets and liabilities have been reclassified from receivables (payables) to specific line items within other current assets (liabilities) amounting to 132 million euros and 197 million euros, respectively (see Notes 14 and 22).
The Group has considered the disclosures required by the new standard in preparing the annual consolidated financial information.
Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
These amendments narrow the scope of the initial recognition exception, so that it does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.
The application of these requirements for the current reporting period did not have a significant impact on the annual consolidated financial statements of the Group.
Amendments to IAS 12: International Tax Reform – Pillar Two Model Rules
The amendments give companies temporary relief from accounting for deferred taxes arising from jurisdictions implementing the OECD international tax reform, and include targeted disclosure requirements to help investors better understand an entity’s exposure to income taxes arising from the reform, particularly before local legislation that regulates said taxes enters into force.

At the date of authorization for issue of these consolidated annual financial statements, the legislation implementing the Pillar Two rules was not yet effective in Spain. The Group has used this exception not to recognize and disclose information about deferred tax assets and liabilities related to the ongoing tax reform. Also, in preparing the annual consolidated information, the Group has taken into consideration the disclosures on possible impacts derived from the application of the Pillar Two rules, which are included in Note 25.
Amendments to IAS 8 – Definition of Accounting Estimates
These amendments clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The distinction between accounting estimates and accounting policies is important because changes in accounting estimates are applied prospectively to future transactions and events, whereas changes in accounting policies are generally applied retrospectively.
The Group's practice is consistent with these criteria and therefore these amendments had no impact on the Group’s annual consolidated financial statements.
Amendments to IAS 1 and Practice Statement 2 – Disclosure of Accounting Policies
These amendments provide guidance and examples on how to apply the concept of materiality to accounting policy disclosures, the amendments require entities to disclose their "material" rather than their "significant" accounting policies.
The amendments have been considered in preparing the Group’s annual consolidated financial statements.
New standards and amendments to standards issued but not effective as of December 31, 2023.
At the date of preparation of the consolidated financial statements, the following amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	January 1, 2024
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025
Based on the assessment performed to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

Note 4. Segment information
In 2023 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2 (recorded by the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
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
The impairment loss on goodwill of Telefónica Ecuador in 2023 (see Note 7) and of Telefónica del Perú in 2021, as well as, the impairment losses on other assets of Telefonica Argentina in 2022 (see notes 6 and 8), are included in the Telefónica Hispam segment.
The segments referred to above include the information relating to the fixed, mobile, cable, data, internet, television and other digital services businesses provided in each country. Intersegment transactions are carried out as if on an arm's length basis.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in 2022, and Cancom Group, acquired in 2021 (see Note 5), are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies in which Telefónica Infra, S.L. has ownership interests (see Note 10).
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

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (see Note 9) regarding the Group’s operating segments:

2023
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,654	—	8,614	9,650	8,381	3,553	(2,200)	40,652
External revenues	12,350	—	8,585	9,637	8,284	1,790	6	40,652
Intersegment revenues	304	—	29	13	97	1,763	(2,206)	—
Other operating income and expenses(1)	(9,425)	—	(5,974)	(5,522)	(6,871)	(3,598)	2,128	(29,262)
OIBDA	3,229	—	2,640	4,128	1,510	(45)	(72)	11,390
Depreciation and amortization	(2,200)	—	(2,323)	(2,511)	(1,557)	(244)	38	(8,797)
Operating income	1,029	—	317	1,617	(47)	(289)	(34)	2,593
Share of (loss) income of investments accounted for by the equity method	(23)	(2,030)	—	—	(3)	(106)	—	(2,162)
CapEx	1,607	—	1,133	1,671	938	230	—	5,579
Acquisitions of rights of use	575	—	624	815	387	48	(58)	2,391
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,497	—	8,224	8,870	9,141	3,243	(1,982)	39,993
External revenues	12,224	—	8,195	8,854	9,026	1,685	9	39,993
Intersegment revenues	273	—	29	16	115	1,558	(1,991)	—
Other operating income and expenses(1)	(7,909)	—	(5,666)	(5,138)	(7,183)	(3,149)	1,904	(27,141)
OIBDA	4,588	—	2,558	3,732	1,958	94	(78)	12,852
Depreciation and amortization	(2,157)	—	(2,295)	(2,369)	(1,799)	(218)	42	(8,796)
Operating income	2,431	—	263	1,363	159	(124)	(36)	4,056
Share of income (loss) of investments accounted for by the equity method	(15)	292	—	—	(19)	(41)	—	217
CapEx	1,550	—	1,209	1,795	1,058	212	(5)	5,819
Acquisitions of rights of use	724	—	594	596	514	17	3	2,448
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,417	2,628	—	7,765	6,910	8,362	3,059	(1,864)	39,277
External revenues	12,156	2,609	—	7,738	6,897	8,258	1,628	(9)	39,277
Intersegment revenues	261	19	—	27	13	104	1,431	(1,855)	—
Other operating income and expenses(1)	(9,040)	(1,709)	—	(5,341)	(3,772)	(6,644)	7,589	1,623	(17,294)
OIBDA	3,377	919	—	2,424	3,138	1,718	10,648	(241)	21,983
Depreciation and amortization	(2,153)	—	—	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income	1,224	919	—	30	1,220	(155)	10,292	56	13,586
Share of (loss) income of investments accounted for by the equity method	(2)	—	(103)	—	—	(6)	(16)	—	(127)
CapEx	1,815	933	—	1,284	2,069	978	206	(18)	7,267
Acquisitions of rights of use (2)	482	389	—	833	489	387	113	(254)	2,439
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.
(2) Additionally, rights of use in the amount of 2,633 million euros were recorded in 2021 following the sale of the tower division of Telxius.
The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK (VMO2) in 2023 and 2022 (see Note 2). VMO2 is a joint venture 50% owned by Telefónica and Liberty Global and is recorded under the equity method (see Note 10). The tables below show the information of the joint venture at 100% and the reconciliation with the Telefónica Group's share of income (loss) accounted for by the equity method.

VMO2
Millions of euros	January-December, 2023	January-December, 2022	June-December 2021
Revenues	12,547	12,155	7,223
Other operating income and expenses	(8,116)	(7,754)	(4,773)
Impairment losses in goodwill	(3,572)	—	—
OIBDA	859	4,401	2,450
Depreciation and amortization	(3,685)	(4,170)	(2,395)
Operating income	(2,826)	231	55
Share of income (loss) of investments accounted for by the equity method	2	1	—
Financial income	55	24	27
Financial expenses	(1,436)	(1,020)	(504)
Realised and unrealised gains on derivative instruments, net	(924)	2,567	489
Foreign currency transaction losses, net	677	(1,296)	(367)
Net financial expense	(1,628)	275	(355)
Result before taxation	(4,452)	507	(300)
Income tax	265	(15)	65
Result for the period (100% VMO2)	(4,187)	492	(235)
50% attributable to Telefónica Group	(2,094)	246	(117)
Share-based compensation	8	14	14
Sale of minority stake in Cornerstone	76	—	—
Other adjustments	(20)	32	—
Share of (loss) income of investments accounted for by the equity method	(2,030)	292	(103)
Capital expenditures (CapEx)	2,408	2,707	1,508
Acquisitions of rights of use	135	118	75

The following table presents main assets and liabilities by segment:

2023
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,186	—	11,114	18,749	6,742	2,243	(12)	53,022
Rights of use	1,771	—	3,203	2,258	1,179	111	(74)	8,448
Investments accounted for by the equity method	233	7,774	—	3	219	361	—	8,590
Financial assets and other non-currents assets	1,058	—	962	1,054	1,374	7,384	(4,564)	7,268
Deferred tax assets	2,676	—	538	406	738	1,882	—	6,240
Other current financial assets	36	—	10	55	272	3,660	(2,955)	1,078
Non-current assets and disposal groups held for sale	—	—	—	—	273	—	—	273
Total allocated assets	27,119	7,774	18,565	26,114	15,019	23,096	(13,363)	104,324
Non-current financial liabilities	695	—	1,235	688	6,164	28,948	(4,370)	33,360
Non-current lease liabilities	1,223	—	2,559	1,817	1,111	44	(46)	6,708
Deferred tax liabilities	82	—	254	927	601	838	—	2,702
Current financial liabilities	1,458	—	286	48	768	6,960	(5,819)	3,701
Current lease liabilities	486	—	555	725	476	20	(23)	2,239
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	37	—	—	37
Total allocated liabilities	16,869	—	9,937	9,837	13,720	40,159	(13,294)	77,228

2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,285	—	11,602	18,217	7,870	2,237	(9)	54,202
Rights of use	1,722	—	3,277	2,048	1,169	100	(37)	8,279
Investments accounted for by the equity method	252	10,779	—	—	146	410	—	11,587
Financial assets and other non-currents assets	875	—	992	984	1,578	6,082	(2,410)	8,101
Deferred tax assets	2,395	—	463	485	612	929	—	4,884
Other current financial assets	32	—	34	162	222	7,435	(5,441)	2,444
Non-current assets and disposal groups held for sale	—	—	—	—	—	7	—	7
Total allocated assets	27,917	10,779	19,142	24,875	15,951	26,288	(15,310)	109,642
Non-current financial liabilities	2,089	—	1,510	653	2,502	30,425	(2,120)	35,059
Non-current lease liabilities	1,317	—	2,663	1,531	1,115	45	(14)	6,657
Deferred tax liabilities	95	—	274	1,032	744	922	—	3,067
Current financial liabilities	1,840	—	128	350	4,120	8,449	(10,867)	4,020
Current lease liabilities	392	—	597	629	402	19	(19)	2,020
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	—	—	—
Total allocated liabilities	16,782	—	10,246	9,437	13,861	42,869	(15,261)	77,934

The detail of assets and liabilities of VMO2 is as follows (amounts corresponding to 100% of the company, see Note 10):

VMO2
Millions of euros	December 2023	December 2022
Fixed assets	38,817	42,576
Rights of use	773	862
Financial assets and other non-currents assets	1,741	2,763
Deferred tax assets	366	79
Other current financial assets	569	511
Total assets	46,455	50,062
Non-current financial liabilities	21,061	19,668
Non-current lease liabilities	663	725
Deferred tax liabilities	1	1
Current financial liabilities	4,165	3,248
Current lease liabilities	201	221
Total liabilities	30,727	28,626
The composition of segment revenues is as follows:

Millions of euros	2023				2022				2021
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,654				12,497				12,417
United Kingdom				—				—	96	2,532	—	2,628
Germany	827	7,767	20	8,614	806	7,394	24	8,224	814	6,942	9	7,765
Brazil	2,858	6,792	—	9,650	2,764	6,106	—	8,870	2,300	4,610	—	6,910
Hispam	2,888	5,493	—	8,381	3,138	6,003	—	9,141	2,907	5,444	11	8,362
Other and inter-segment eliminations			1,353	1,353			1,261	1,261			1,195	1,195
Total Group				40,652				39,993				39,277
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

Millions of euros
Telefónica Spain	2023	2022	2021
Retailers	9,872	9,662	9,699
Wholesalers, mobile handsets sales and others	2,782	2,835	2,718
Total	12,654	12,497	12,417

Note 5. Business combinations
2023
During 2023, no significant business combinations have taken place.
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
On the date of approval of the consolidated financial statements for the year 2022, the Company had concluded the report for the allocation of the purchase price. The following table presents the consideration, the fair value of the identifiable assets and the liabilities assumed at the acquisition date and the goodwill:

Millions of euros
Consideration	1,093
Intangible assets	539
Licenses	520
Customer relationships	19
Property, plant and equipment	29
Rights of use	105
Deferred tax assets	44
Trade receivables	74
Other assets	30
Cash and cash equivalents	13
Lease liabilities	(117)
Trade payables	(24)
Provisions	(221)
Other liabilities	(55)
Fair value of net assets	417
Goodwill (Note 7)	676
The fair value of the licenses was determined using the discounted cash flow method of the Income Approach, which considers the earning capacity of the asset. The amortization period of the licenses ranges from 5 to 15 years (average period of 10.08 years).
The fair value of trade receivables amounted to 74 million euros, which did not differ from the book value consisting of a gross amount of 81 million euros, net of estimated impairment losses of 7 million euros.
At the acquisition date, contingent liabilities were recognized at fair value in the amount of 90 million euros.

The contribution of Garliava since its inclusion in the scope of consolidation and until December 31, 2022 was 206 million euros in revenues and 1 million euros in profit for the period. The information was only available since the mobile assets of Oi assigned to Telefónica Brasil were contributed to Garliava. Consequently, it was not practicable to calculate these impacts as if the transaction had taken place on January 1, 2022.
On October 3, 2022, Telefónica Brasil, together with Claro S.A. and TIM S.A., started an arbitration procedure against the Seller (see Note 29.c). The Buyers made a judicial deposit of the amount withheld from the updated purchase price (see Note 15), until the dispute arising from the price adjustment was resolved by arbitration, corresponding to Telefónica Brazil an amount of 522 million reais at December 31, 2022 (approximately 94 million euros).
In October 2023, the arbitration proceeding between the parties ended (see Note 29.c), resulting on a final price the for the UPI Mobile Assets assigned to Telefónica Brasil of 5,129 million Brazilian reais as of the closing date (compared to the 5,373 million Brazilian reais of the initial price, see Note 2). As a result, 50% of the retained amount (488 million reais), plus applicable interest was offset against the amount allocated as debt and the other 50%, in the updated amount of 277 million reais (51 million euros at such date), was withdrawn by Telefónica Brasil before the Arbitration Chamber.
The post-closing price adjustment occurred during the second half of 2023, after the measurement period of the purchase price allocation process. Therefore, the impact generated by the post-closing price adjustment was recorded in the 2023 income statement, with no changes in the goodwill recorded as of December 31, 2022.
Acquisition of Incremental
On March 21, 2022, Telefónica Tech UK & Ireland, Ltd completed the acquisition of 100% of the shares of the British group Perpetual TopCo, Limited and affiliates (Incremental), one of Microsoft's fastest-growing business partners in the UK, for a 104 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 91 million euros to cancel payment obligations of the acquired companies.
At the date of preparation of the consolidated financial statements for the year 2022, the purchase price allocation was provisional. In 2023, the preliminary allocation was reviewed within the twelve-month period from the acquisition date, without any change in the fair value of the assets and liabilities acquired.
The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the final goodwill:

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

The contribution of Incremental to the profit for the year 2022, after the impact of the amortization of the assets identified in the purchase price allocation, was a 1 million euro profit.
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
At the date of preparation of the consolidated financial statements for the year 2022, the purchase price allocation was provisional. In 2023, the preliminary allocation was reviewed within the twelve-month period from the acquisition date, resulting in a 3 million euro increase in goodwill.
The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the final goodwill:

Millions of euros
Share purchase price	191
Payment obligations cancelled	162
Total	353
Intangible assets	73
Customer relationships	53
Other intangible assets	20
Property, plant and equipment	6
Right of use	5
Accounts receivable	19
Other assets	12
Cash and cash equivalents	17
Lease liabilities	(5)
Trade payables	(9)
Deferred tax liabilities	(20)
Current tax payables	(6)
Other liabilities	(21)
Fair value of net assets	71
Goodwill (Note 7)	282
The contribution of BE-terna Group to the profit for the year 2022, after the impact of the amortization of the assets identified in the purchase price allocation, was a 3 million euros loss.
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

Note 6. Intangible assets
The composition of and movements in net intangible assets in 2023 and 2022 are as follows:

2023
Millions of euros	Balance at 12/31/2022	Additions	Amortization	Disposals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Business combinations	Balance at 12/31/2023
Service concession arrangements and licenses	7,550	183	(840)	—	—	2	(9)	—	6,886
Software	2,800	486	(1,356)	(1)	—	1,122	38	—	3,089
Customer base	721	—	(333)	—	—	(3)	4	(3)	386
Trademarks	263	—	(33)	—	—	—	5	—	235
Other intangible assets	39	20	(21)	—	(2)	5	2	15	58
Intangible assets in process	644	1,149	—	(1)	—	(1,076)	—	—	716
Total intangible assets	12,017	1,838	(2,583)	(2)	(2)	50	40	12	11,370

2022
Millions of euros	Balance at 12/31/2021	Additions	Amorti-zation	Disposals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Business combinations	Balance at 12/31/2022
Service concession arrangements and licenses	7,328	173	(844)	—	(19)	—	392	520	7,550
Software	2,494	495	(1,337)	—	(2)	1,011	119	20	2,800
Customer base	971	—	(356)	—	—	1	—	105	721
Trademarks	276	—	(34)	—	—	1	18	2	263
Other intangible assets	42	22	(28)	(4)	(2)	9	—	—	39
Intangible assets in process	614	840	—	—	(8)	(818)	16	—	644
Total intangible assets	11,725	1,530	(2,599)	(4)	(31)	204	545	647	12,017
Additions of spectrum in 2023 amounted to 183 million euros (173 million euros in 2022).
In 2023 Telefónica Hispam, spectrum acquisitions stand out in Argentina for 109 million euros in the 3.5 GHz band, in Ecuador for 18 million euros and in Uruguay for 24 million euros.
In 2022 15 MHz of spectrum in the 1900 MHz band was renewed in Colombia for an amount of 125 million euros. The amount pending payment is detailed in Notes 21 and 22.
In 2022 Telefónica Brazil renewed spectrum in the 850 MHz band for an amount of 35 million euros. The amount pending payment is detailed in Notes 21 and 22.
"Impairments" in 2022 included an impairment loss related to licenses and software of Telefónica Argentina, amounting to 21 million euros.
"Business combinations” in 2022 corresponded mainly to the acquisition of the intangible assets of Oi, the Incremental Group and the BE-terna Group amounting to 539, 24 and 77 million euros (see Note 5), respectively.
Appendix VI contains the details of the main concessions and licenses which the Group operates.
The effect of the translation into euros of the intangible assets of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a), is shown in the column "Translation differences and hyperinflation adjustments".

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2023 and 2022 are as follows:

Balance at December 31, 2023
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	16,056	(9,061)	(109)	6,886
Software	17,851	(14,753)	(9)	3,089
Customer base	4,166	(3,780)	—	386
Trademarks	958	(723)	—	235
Other intangible assets	867	(805)	(4)	58
Intangible assets in process	724	—	(8)	716
Total intangible assets	40,622	(29,122)	(130)	11,370

Balance at December 31, 2022
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	15,837	(8,123)	(164)	7,550
Software	17,158	(14,344)	(14)	2,800
Customer base	5,089	(4,368)	—	721
Trademarks	944	(681)	—	263
Other intangible assets	870	(829)	(2)	39
Intangible assets in process	652	—	(8)	644
Total intangible assets	40,550	(28,345)	(188)	12,017

Note 7. Goodwill
Movement in goodwill
The movement in goodwill assigned to each Group segment was as follows:

2023
Millions of euros	Balance at 12/31/2022	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2023
Telefónica Spain	4,291	—	—	—	—	—	4,291
Telefónica Brazil	7,752	5	—	—	—	319	8,076
Telefónica Germany	4,386	—	—	—	—	—	4,386
Telefónica Hispam	1,215	—	—	(58)	(36)	(13)	1,108
Others	827	11	—	—	—	9	847
Total	18,471	16	—	(58)	(36)	315	18,708

2022
Millions of euros	Balance at 12/31/2021	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2022
Telefónica Spain	4,291	—	—	—	—	—	4,291
Telefónica Brazil	6,278	695	—	—	—	779	7,752
Telefónica Germany	4,386	—	—	—	—	—	4,386
Telefónica Hispam	1,166	—	—	—	—	49	1,215
Others	398	457	—	—	(5)	(23)	827
Total	16,519	1,152	—	—	(5)	805	18,471
In 2023, an impairment of goodwill assigned to the cash-generating unit in Ecuador was recorded, amounting to 58 million euros, with a counterpart to Other expenses (see Note 26).
On July 6, 2023, Telefónica Hispanoamérica, S.A. entered into share subscription agreements with the group Kohlberg Kravis Roberts – KKR & Co, Inc. and Entel Perú S.A., for the entry of both companies, with 54% and 10%, respectively, into the share capital of Pangeaco, S.A.C., the wholesale fiber-to-the-home (“FTTH”) company in Peru, maintaining Telefónica Hispam 36% of the shares of said company. As part of the transaction Telefónica del Perú S.A.A. and Entel Perú will sell to Pangeaco certain assets of their FTTH infrastructure.
The amount in transfers of Telefónica Hispam in 2023 corresponds to the estimation of goodwill of the cash generating unit Telefónica del Perú allocated to this agreement, which has been reclassified to "Non-current assets and disposal groups held for sale" (see Note 30).
Additions of Telefónica Brazil in 2022 mainly corresponded to the goodwill from the acquisition of the assets of the mobile business of Oi Group (see notes 2 and 5).
Additions in 2022 also included the preliminary goodwill from the acquisitions of Incremental and BE-terna, amounting to 170 million euros and 279 million euros, respectively. The allocation of the purchase price of these transactions was concluded in 2023 (see Note 5).
Cash-generating units
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2023	12/31/2022
Telefónica Spain	4,291	4,291
Telefónica Brazil	8,076	7,752
Telefónica Germany	4,386	4,386
Telefónica Hispam	1,108	1,215
Colombia	164	135
Ecuador	75	137
Chile	615	652
Peru	229	265
Uruguay	23	23
Others T. Hispam	2	3
Other companies	847	827
Telefónica Tech UK & Ireland	438	429
BE-terna	282	279
Others	127	119
TOTAL	18,708	18,471
Goodwill is tested for impairment at the end of the year using the business plans of the cash-generating units to which the goodwill is assigned, approved by the Board of Directors of Telefónica.
The business plan covers a four-year period, including the closing year. In order to complete the five years of cash flows after the closing year, an additional normalization period is added to the business plans on the operating ratios until the terminal parameters are reached. The consensus' forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business.
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
The main variables considered for the most significant CGUs (T. Brazil, T. Spain, and T. Germany) are described below.
Revenues
In terms of revenues, the four-year plan reflects a trend of stability or improvement.
OIBDA margin and long-term Capital Expenditure (CapEx) ratio
The values obtained, as described in the previous paragraphs, are compared with the available data of analysts and competitors in the geographic markets where the Telefónica Group operates.

In Europe, the long-term OIBDA margins three-year estimates of Telefónica Group's analysts are within a range of 35% to 39% for Spain and 26% to 31% for Germany.
In relation to the long-term ratio of CapEx over revenues in the valuations performed for the impairment tests for Spain and Germany, the ratios are within the range estimated by the Telefónica Group’s analysts in terms of investment needs (range between 10% and 12% for Spain and between 11% and 14% for Germany).
As for the long-term OIBDA margin three-year estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 37% to 45%. Regarding investments, the operator will invest in the horizon of the projected plan a percentage that is aligned with the investment needs planned for the development of its business, which is located in a range between 14% and 19%.
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
The main underlying data used in these calculations are obtained from independent and renowned external information sources.
The discount rates applied to the cash flow projections in 2023 and 2022 for the main CGUs are as follows:

	2023		2022
Discount rate in local currency	Before tax	After-tax	Before tax	After-tax
Spain	9.1%	7.0%	9.0%	6.9%
Brazil	14.8%	12.0%	16.4%	12.6%
Germany	8.4%	5.8%	8.0%	5.7%
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
The perpetuity growth rates applied to the cash flow projections in 2023 and 2022 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2023	2022
Spain	0.8%	0.8%
Brazil	4.0%	4.5%
Germany	1.0%	1.0%
The perpetuity growth rates for 2023 remained stable for Spain and Germany compared to those used in the previous year. In the case of Brazil, the perpetual growth rate has been reduced by 0.5 p.p., placing it within the range of analyst estimates; it is consistent with the inflation objective of the Central Bank of Brazil for the medium term (in a range between 1.5% and 4.5%) and it is below the nominal GDP growth rate, which fluctuates around 5.5%, according to market expectations.
Sensitivity to changes in assumptions
The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points:

Changes in key assumptions, In percentage points	Spain	Germany	Brazil
Financial variables
Discount rate	+/-0.5	+/-0.5	+/-1
Perpetuity growth rates	+/-0.25	+/-0.25	+/-0.5
Long-term operating variables
OIBDA Margin	+/-1.75	+/-1.5	+/-2.25
Ratio of CapEx/Revenues	+/-0.875	+/-0.75	+/-1.125
The sensitivity analysis revealed that there is still room between the recoverable value and the carrying amount for the main CGUs at December 31, 2023.
Regarding the CGU of Ecuador, in the sensitivity of the calculation of the value in use to reasonable variations in the key assumptions, an increase of around 150 basis points in the WACC which is above 16%, would generate an additional impairment of goodwill in the amount of 34 million euros, while a decrease of around 25 basis points in the perpetual growth rate of 2% would have an extra negative impact of 4 million euros on the valuation of goodwill. Regarding the operating assumptions, a 1.75 percentage point decrease in the OIBDA margin would generate an additional impairment of approximately 25 million euros, and a 0.9 percentage points increase in the investment ratio would result in an additional impairment of around 16 million euros.

Note 8. Property, plant and equipment
The composition and movements in 2023 and 2022 of the items comprising net "Property, plant and equipment" were as follows:

2023
Millions of euros	Balance at 12/31/2022	Additions(1)	Depreciation	Disposals	Impairments	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/2023
Land and buildings	2,641	21	(206)	(21)	—	145	(64)	2,516
Plant and machinery	18,165	1,123	(3,650)	(14)	—	2,399	(76)	17,947
Furniture, tools and other items	576	136	(199)	4	—	112	(11)	618
PP&E in progress	2,332	2,420	—	(38)	(3)	(2,826)	(22)	1,863
Total PP&E	23,714	3,700	(4,055)	(69)	(3)	(170)	(173)	22,944
(1) Total additions of property, plant and equipment in 2023 amounted to 3,741 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

2022
Millions of euros	Balance at 12/31/2021	Additions	Depreciation	Disposals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Business combi-nations	Balance at 12/31/2022
Land and buildings	2,660	25	(216)	(22)	(12)	104	97	5	2,641
Plant and machinery	17,752	1,323	(3,707)	(28)	(43)	1,908	933	27	18,165
Furniture, tools and other items	552	74	(210)	(1)	(1)	132	26	4	576
PP&E in progress	1,761	2,867	—	(12)	(3)	(2,353)	71	1	2,332
Total PP&E	22,725	4,289	(4,133)	(63)	(59)	(209)	1,127	37	23,714
Telefónica Spain's investments in property plant and equipment in 2023 and 2022 amounted to 1,092 and 1,288 million euros, respectively, focused on continuing the deployment of the fiber optic network to achieve the goal of decommissioning the legacy copper network. Likewise, investment in 4G network capacity continues, as well as the development of the 5G network.
Telefónica Germany's investments in property, plant and equipment in 2023 and 2022 amounted to 747 and 854 million euros, respectively. The strong progress in the network modernization continues, specially 5G rollout. The transformation of the transport network continued in 2023, as well as the maintenance of the focus in the evolution of the radical transformation of business support systems.
Telefónica Brazil's investments in property, plant and equipment in 2023 and 2022 amounted to 1,130 and 1,277 million euros, respectively. The investments were mainly dedicated to extending the capacity of the 4G mobile networks, improving quality, absorbing traffic growth and preparing the preparing the network for 5G, as well as a massive rollout of 5G in the 3,500MHz band.
Telefónica Hispam's investments in property, plant and equipment in 2023 and 2022 amounted to 586 and 732 million euros, respectively. Investments continued to focus on the improvement of the mobile networks (with the expansion of the coverage and capacity reinforcement), as well as on the deployment of fiber.
"Transfers and others" in 2023 includes the reclassifications of fiber optic assets in Peru amounted to 163 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Impairments" in 2022 included an impairment loss related to assets of Telefónica Argentina, amounting to 56 million euros.
"Business combinations" in 2022 mainly corresponded to the acquisition of property, plant and equipment of Oi, the Incremental Group and the BE-terna Group amounting to 29, 1 and 6 million euros (see Note 5), respectively.

In 2022, there was an increase in the depreciation of property, plant and equipment amounted to 8 million euros (47 million euros in 2021) due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model announced in November 2019.
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
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2023 and 2022 were as follows:

Balance at December 31, 2023
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,689	(6,116)	(57)	2,516
Plant and machinery	88,224	(70,001)	(276)	17,947
Furniture, tools and other items	5,190	(4,558)	(14)	618
PP&E in progress	1,877	—	(14)	1,863
Total PP&E	103,980	(80,675)	(361)	22,944

Balance at December 31, 2022
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,097	(6,375)	(81)	2,641
Plant and machinery	91,319	(72,742)	(412)	18,165
Furniture, tools and other items	5,157	(4,566)	(15)	576
PP&E in progress	2,343	—	(11)	2,332
Total PP&E	107,916	(83,683)	(519)	23,714

Note 9. Rights of use
The movement of rights of use in 2023 and 2022 is as follows:

2023
Millions of euros	Balance at 12/31/2022	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2023
Rights of use on land and natural properties	885	194	(231)	(10)	—	(4)	834
Rights of use on buildings	4,130	1,345	(1,172)	(95)	1	78	4,287
Rights of use on plant and machinery	3,037	752	(686)	(26)	3	—	3,080
Other rights of use	227	100	(70)	(2)	(6)	(2)	247
Total of rights of use	8,279	2,391	(2,159)	(133)	(2)	72	8,448

2022
Millions of euros	Balance at 12/31/2021	Additions	Amortization	Disposals	Business combinations	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2022
Rights of use on land and natural properties	793	367	(279)	(7)	—	(15)	26	885
Rights of use on buildings	3,561	1,402	(1,139)	(29)	110	(11)	236	4,130
Rights of use on plant and machinery	3,024	596	(574)	(19)	—	(5)	15	3,037
Other rights of use	201	83	(72)	(2)	1	11	5	227
Total of rights of use	7,579	2,448	(2,064)	(57)	111	(20)	282	8,279
"Business combinations" in 2022 corresponded to the acquisition of rights of use of Oi, the Incremental Group and the BE-terna Group (see Note 5) amounted to 105, 1 and 5 million euros, respectively.
The effect of the translation into euros of rights of use of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) is shown in the column "Translation differences and hyperinflation adjustments".
In 2022, there was an increase in amortization of rights of use amounted to 17 million euros (40 million euros in 2021) due to the reduction in the useful lives of certain rights of use of Telefónica México as a result of the transformation of the operating model announced in November 2019.
The gross cost and accumulated depreciation of the rights of use at December 31, 2023 and 2022 are as follows:

Balance at December 31, 2023
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	2,051	(1,217)	834
Rights of use on buildings	9,411	(5,124)	4,287
Rights of use on plant and machinery	5,250	(2,170)	3,080
Other rights of use	498	(251)	247
Total of rights of use	17,210	(8,762)	8,448

Balance at December 31, 2022
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,923	(1,038)	885
Rights of use on buildings	8,053	(3,923)	4,130
Rights of use on plant and machinery	4,560	(1,523)	3,037
Other rights of use	469	(242)	227
Total of rights of use	15,005	(6,726)	8,279
The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.g) of the consolidated income statement for 2023 and 2022 are as follows:

Millions of euros	2023	2022
Short-term leases included in operating results as supplies	73	79
Variable lease payments not included in the measurement of lease liabilities	14	17
Total expenses as supplies	87	96
Short-term leases included in external services	45	52
Leases of low-value assets included in external services	7	8
Variable lease payments not included in the measurement of lease liabilities	16	26
Total expenses as external services (Note 26)	68	86
Total lease expenses	155	182

Note 10. Associates and joint ventures
The detail of investments accounted for by the equity method and the share of (loss)/income of these investments is the following:

	% Holding	Investments accounted for by the equity method		Share of (loss) income of investments accounted for by the equity method
Millions of euros		12/31/2023	12/31/2022	2023	2022	2021
VMED O2 UK Ltd	50%	7,774	10,779	(2,030)	292	(103)
Movistar Prosegur Alarmas	50%	230	252	(22)	(12)	(2)
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	100	79	(4)	(8)	(3)
Unsere Grüne Glasfaser	50%	97	108	(55)	(64)	(25)
Opal Jvco Limited (nexfibre)	25%	55	55	(32)	26	—
Utiq, S.A.	25%	5	—	—	—	—
Others		4	2	(2)	(4)	1
Joint ventures		8,265	11,275	(2,145)	230	(132)
Daytona Midco, S.L. (Nabiax)	20%	65	120	(1)	(1)	—
Adquira España, S.A.	44.44%	4	4	—	—	—
HoldCo Infraco SpA. (Onnet Fibra Chile)	40%	150	79	7	—	(1)
Alamo HoldCo S.L. (Onnet Fibra Colombia)	40%	14	12	(10)	(15)	—
Internet para todos S.A.C	54.67%	55	55	—	(3)	(5)
Telefónica Factoring España, S.A.	50%	7	7	4	4	3
Telefónica Factoring do Brasil, Ltda.	50%	2	3	1	3	3
Telefónica Factoring Peru, S.A.C.	50%	3	2	1	1	1
Telefónica Factoring Colombia, S.A.	50%	1	1	1	1	1
Telefónica Factoring México,S.A. de C.V.	50%	1	1	—	—	—
Telefónica Factoring Chile, SpA.	50%	1	1	—	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—	—
Telefónica Renting, S.A.	50%	1	1	—	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	18	19	1	2	2
Movistar Consumer Finance Colombia SAS	50%	—	2	(21)	(3)	(1)
Others		3	5	—	(2)	2
Associates		325	312	(17)	(13)	5
Total		8,590	11,587	(2,162)	217	(127)

The detail of the movement in investments accounted for by the equity method in 2023 and 2022 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2021	12,773
Additions	181
Disposals	(12)
Translation differences and other comprehensive income (loss)	(646)
Income (loss)	217
Dividends	(920)
Transfers and others	(6)
Balance at 12/31/2022	11,587
Additions	236
Translation differences and other comprehensive income (loss)	144
(Loss) income	(2,162)
Dividends	(1,218)
Transfers and others	3
Balance at 12/31/2023	8,590
Additions for the year 2023 includes the capital increase of 73 million euros at Unsere Grüne Glasfaser (50 million euros for the year 2022) and the capital increase in nexfibre amounting to 33 million euros (see Note 28).
Additions in 2023 also includes 70,960 million Chilean pesos (equivalent to 73 million euros) corresponding to the capital contribution made by Telefónica Chile, S.A. in HoldCo Infraco SpA (of which it owns 40% of the capital) for the acquisition by InfraCo SpA (a subsidiary of HoldCo InfraCo SpA) of the fiber optic assets owned by Empresa Nacional de Telecomunicaciones S.A. ("Entel") following its authorization by the National Economic Prosecutor's Office on December 14, 2023.
"Translation differences and other comprehensive income (loss)" for the year 2023 mainly includes the impact of the pound sterling appreciation associated with the investment in VMO2, amounting to 219 million euros (627 million euros associated with sterling depreciation for the year 2022) and the results of the defined benefit pension plan in VMO2 amounting to 41 million euros (106 million euros for the year 2022). This also includes losses imputed to equity on derivatives financial instruments in Unsere Grüne Glasfaser amounting to 30 million euros (69 million euros gains for the year 2022).
During the year 2023, dividends amounting to 1,000 million pounds sterling were received from VMO2, equivalent to 1,154 million euros (800 million pounds sterling equivalent to 909 million euros for the year 2022, see Note 28). Additionally includes dividends amounting to 54 million euros from Nabiax.
On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfilment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company controlled by Kohlberg Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services, was completed. Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S. The gain included in "Other income" in the consolidated income statement for the year 2022 amounted to 162 million euros (see Note 26). Additions for the year 2022 included the fair value assigned to the 40% of the investment in Alamo HoldCo, S.L. amounting to 28 million euros.
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
VMED O2 UK
Main assumptions used in the initial fair value calculation as of June 1, 2021
The fair value calculation for VMED O2 UK Ltd at the time of its constitution was based on a discounted cash flows valuation, using the methods of multiples of comparable companies and multiples of transactions as a cross-check. The valuation emanated from the business plan of the joint venture for the 2021-2023 period that resulted from the aggregation of the individual business plans of O2 and Virgin Media approved by Telefónica and Liberty Global, respectively, extended to 2030, and the synergies plan prepared by the strategy teams of both groups. The following is a description of the main variables considered in the fair value calculation, according to the primary method:
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
•Synergies: were considered taking into account management’s analysis and benchmarked with analyst estimates of probability of achievement.
•Long-term capital expenditure ratio: it was expected to be in a range of 16% to 22% (including CapEx and rights of use additions), aligned with the historical level of comparable companies.
•The discount rate applied to the cash flow projections was the weighted average cost of capital (WACC). A modified version of the Capital Asset Pricing Model (“CAPM”) was used to estimate the required return on equity, including a specific premium or alpha, which captured additional risks considered at the time of incorporation in relation to the likelihood of realization of synergies and the execution risk of the combined business plan. To relever the beta it was considered the intrinsic leverage of the joint venture.
In conclusion, the discount rate applied for the valuation was 6.9%.
•Perpetuity growth rate: the perpetuity growth rate considered was 1.0%.
Impairment of goodwill recorded by VMO2
VMO2's management carried out the annual goodwill impairment test at the end of 2023. Future cash flows used in the value in use calculation were based on the latest three-year business plan approved by the VMO2 board of directors. To complete the five years of post-closing cash flows, an additional normalization period was estimated in the operating variables until the perpetuity parameters were reached. A longer time horizon was used for capital intensive projects such as the full fiber upgrade plan.
As a result of this analysis, VMO2 has recorded an impairment of goodwill amounting to 3,107 million pounds sterling (approximately 3,572 million euros), mainly due to the decrease in projected cash flows of VMO2 as a consequence of the effects of macroeconomic conditions and the competitive environment in the United Kingdom and the increase in the discount rate (WACC).
50% of this amount (approximately 1,786 million euros) is reflected in Telefónica's consolidated income statement for the year ended December 31, 2023, as its share in the loss of VMO2 accounted for by the equity method (see table detailing the result from the equity method below).
The CGU that VMO2 uses to evaluate goodwill for impairment is VMO2's sole reportable segment reflecting its mobile, broadband internet, video and fixed-line telephony business delivered across its fixed-line and mobile networks in the United Kingdom.
The initial registration of the constitution of VMO2 was accounted for in accordance with IFRS 3 — Business Combinations, using the acquisition method of accounting as of June 1, 2021. The identifiable net assets of both

Virgin Media and O2 were assessed for their respective fair values and the excess of VMO2’s business enterprise value over the fair value of identifiable net assets was allocated to goodwill. As of December 31, 2022, the goodwill reported by VMO2 amounted to 20,857 million pounds sterling, approximately 23,508 million euros as of that date (see detailed table of VMO2's statement of financial position below). In the impairment test carried out as of December 31, 2022, it was revealed that reasonably possible variations in the key assumptions, mainly the discount rate (WACC), could lead to an impairment of goodwill. The determination of value in use inherently has a high component of judgment on the part of management in estimating the key assumptions that support the calculation.
VMO2 has achieved continued subscriber growth throughout the year 2023, expanding its mobile, fixed and converged customer base against a challenging macroeconomic backdrop of high inflation and rationalization of consumer spending habits.
The macro-economic environment is expected to remain challenging, affecting the consumption patterns of VMO2's customer base, which has a premium ARPU in the market derived from higher speeds and multi-service bundles that are susceptible to customer optimization, such as TV services, basic telephony or longer mobile handset device substitution. In addition, the competitive environment has intensified with the accelerated roll-out of fiber networks, which threatens VMO2's competitive speed advantage. The B2B market has also been affected by the macroeconomic situation. On the other hand, the company has accelerated the implementation of the synergies expected from the integration. As a result, the company continues to focus on its pillars of future growth, such as its commitment to convergence, the digitalization of the company and the development of state-of-the-art infrastructures through significant investments that are expected to contribute to future growth.
Among the G7 economies, the United Kingdom had the second lowest GDP growth in 2023, and since 2019 the country's per capita income has performed worst. Its economy has entered recession in the second half of 2023, an event not foreseen at the beginning of the year. Growth forecasts for 2024 have also been reduced (0.4% currently vs. almost 1% expected in the first half of 2023 for 2024). Behind this weak performance there are mainly two factors, both related to Brexit: the low growth of the labor force and the lack of dynamic behavior of exports. These factors have also contributed to the fact that the decline in inflation has been slower than expected, and therefore that interest rates have not decreased, which has had a negative impact on the disposable income of families and companies.
The discount rate applied in the impairment test as of December 31, 2023 was 7.5% after taxes, compared to 7.3% the previous year. The increase in the discount rate is due to the increase in financial rates and the impacts of the macroeconomic conditions in the United Kingdom on estimated business projections.
The terminal growth rate considered continues to be 1%.
The growth projections and operating ratios contemplated in the valuation of VMO2 are aligned with the analyst ranges for comparable companies in the region. In terms of revenue, despite the challenges of the competitive environment, the strategic plan includes a growth trend in long-term projections, in line with the estimated evolution for the sector in the United Kingdom. In relation to EBITDA margins two years ahead, analyst estimates for comparable companies in Europe are in a range of between 33% and 41%, while, regarding long-term investment needs, the capex to revenue ratio is in a range between 12% and 15%.
Regarding the sensitivity of the calculation to reasonably possible variations in key assumptions:
•An increase of about 50 basis points over the WACC rate used of 7.5% would have a negative impact of 1,401 million euros on the result attributable to Telefónica.
•A decrease of around 25 basis points in the terminal growth rate (1%) would have an impact of about 577 million euros.
•Regarding the operating variables used (which are within the ranges considered in the calculation of the initial fair value, although with a shift with respect to the initial projections), a decrease of 1 percentage point in the EBITDA margin would have an additional impact of 566 million euros, and an increase of 0.5 percentage points in the capex to revenue ratio would have an impact of 283 million euros.

After the accounting record of the income statement and the statement of financial position reported by VMO2 as of December 31, 2023, the carrying value of Telefónica's equity-accounted investment in VMO2 has decreased to 7,774 million euros (10,779 million euros as of December 31, 2022). Telefónica has carried out an additional analysis of the carrying value of its investment as of this date, comparing it with the estimate of its value in use. As a result of this analysis, no need to record any additional impairment was identified. The key assumptions considered in the calculation are the same as those used by VMO2 in determining its value in use, and the sensitivity of the calculation to reasonably possible variations in these assumptions offers similar results.
Detail of the main items on the statements of financial position and income statements of VMED O2 UK Ltd

Millions of euros	12/31/2023	12/31/2022
Non current assets	41,697	46,280
Intangible assets	8,379	9,252
Goodwill	20,427	23,508
Property, plant and equipment	10,011	9,816
Other non current assets	2,880	3,704
Current assets	4,758	3,782
Inventories	301	200
Current receivables and other current assets	2,882	2,516
Other current financial assets	567	511
Cash and cash equivalents	1,008	555
Total Assets	46,455	50,062
Non current liabilities	22,136	20,840
Non current financial liabilities	21,061	19,668
Non current lease liabilities	663	725
Other non current liabilities	412	447
Current liabilities	8,591	7,786
Current financial liabilities	4,165	3,248
Current lease liabilities	201	221
Other current liabilities	4,225	4,317
Total Liabilities	30,727	28,626
Equity attributable to non-controlling interests (100% VMO2)	261	—
Equity attributable to equity holders of the parent (100% VMO2)	15,467	21,436
50% Telefónica Group	7,734	10,718
Acquisition costs	61	61
Other adjustments	(21)	—
Investments accounted for by the equity method	7,774	10,779

Millions of euros	January - December 2023	January - December 2022	June - December 2021
Revenues	12,547	12,155	7,223
Other operating income	516	551	290
Operating expenses	(8,632)	(8,305)	(5,063)
Impairment losses in goodwill	(3,572)	—	—
OIBDA	859	4,401	2,450
Depreciation and amortization (1)	(3,685)	(4,170)	(2,395)
Operating income	(2,826)	231	55
Share of income (loss) of investments accounted for by the equity method	2	1	—
Financial income	55	24	27
Financial expenses	(1,436)	(1,020)	(504)
Realised and unrealised gains on derivative instruments, net (2)	(924)	2,567	489
Foreign currency transaction losses, net	677	(1,296)	(367)
Net financial expense	(1,628)	275	(355)
Result before taxation	(4,452)	507	(300)
Income tax	265	(15)	65
Result for the period (100% VMO2)	(4,187)	492	(235)
50% attributable to Telefónica Group	(2,094)	246	(117)
Share-based compensation (3)	8	14	14
Sale of a minority interest in Cornerstone (4)	76	—	—
Other adjustments	(20)	32	—
Share of (loss) income of investments accounted for by the equity method	(2,030)	292	(103)
Other comprehensive income (100% VMO2)	(213)	(113)	68
(1) Includes amortization of the customer relationships recorded after the purchase price allocation, amounting to 985 million euros in 2023 (1,005 million euros in 2022).
(2) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.
(3) Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.
(4) In 2023 VMO2 sold a minority interest in its mobile towers joint operation Cornerstone. This amount reflects the change in the Telefónica Group's indirect ownership interest in Cornerstone (from 25% to 16.67%) resulting from the inflow of resources from a third party.
Commitments

Millions of euros	2024	2025	2026	2027	2028	Subsequent years	Total
Purchase commitments	664	226	122	107	94	43	1,256
Programming commitments	635	463	456	435	214	—	2,203
Network and connectivity commitments	1,072	160	63	23	14	202	1,534
Other commitments	341	264	251	231	214	290	1,591
Total commitments VMO2 (100%)	2,712	1,113	892	796	536	535	6,584
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

On the date of constitution of the joint venture, Telefónica and Liberty Global entered with VMO2 into certain service agreements, either on a transitional or ongoing basis. Likewise, Telefónica licensed the use of Telefónica and O2 brand rights to VMO2 (see Note 29.c).
The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	12/31/2023	12/31/2022
Receivables and other assets from associates and joint ventures	66	40
Payables and other liabilities to associates and joint ventures	34	5

Millions of euros	January-December 2023	January-December 2022	June-December 2021
Revenue from operations with associates and joint ventures	134	130	103
Expenses from operations with associates and joint ventures	63	63	29
Movistar Prosegur Alarmas
The breakdown of the key financial highlights of Movistar Prosegur Alarmas group for the latest period available at the time of preparation of these consolidated financial statements and the reconciliation with the carrying amount in the Group are as follows:

Millions of euros	12/31/2023	12/31/2022
Assets	391	352
Liabilities	(383)	(346)
Net assets	8	6
Purchase price allocation
Assets	76	136
Liabilities	(20)	(35)
Net assets	56	101
% Holding	50%	50%
Group’s share in equity	32	54
Goodwill	198	198
Carrying amount in the Telefónica Group	230	252
Breakdown of balances and transactions with associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	12/31/2023			12/31/2022
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Credits and other financial assets from associates and joint ventures	263	2	265	217	11	228
Receivables and other assets from associates and joint ventures (Note 14)	91	93	184	66	85	151
Long-term contractual liabilities to associates and joint ventures	44	54	98	82	51	133
Payables and other liabilities to associates and joint ventures (Notes 21 and 22)	103	48	151	72	22	94
Short-term contractual liabilities to associates and joint ventures	15	6	21	7	12	19

	2023			2022			2021
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations with associates and joint ventures	473	223	696	209	251	460	65	263	328
Expenses from operations with associates and joint ventures	279	136	415	199	116	315	86	36	122
Financial revenues with associates and joint ventures	29	1	30	27	1	28	1	—	1
Financial expenses with associates and joint ventures	1	7	8	1	9	10	1	—	1
"Credits and other financial assets from associates and joint ventures" at December 31, 2023 includes 112 million euros of loans and 29 million euros of long-term trade receivables granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and it subsidiary Onnet Fibra Colombia S.A.S., respectively (82 million euros and 59 million euros as of December 31, 2022, respectively). Additionally, this line includes 121 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company HoldCo Infraco, SpA. of which 75 million euros was generated by the sale of 40% of the fiber optic business (75 million euros as of December 31, 2022) and 46 million euros corresponding to the indefinite-term loan granted by Telefónica Chile, S.A. to the associate HoldCo Infraco, SpA for the acquisition of the fiber optic assets owned by Entel (see Note 12).
"Long-term contractual liabilities to associates and joint ventures" at December 31, 2023 includes 44 million euros corresponding to Colombia Telecomunicaciones, S.A. ESP BIC with the associate company Onnet Fibra Colombia, S.A.S. (82 million euros as of December 31, 2022).
"Revenue from operations with associates and joint ventures" in 2023 includes 243 million euros corresponding to the Group's transactions with Telefónica Renting, S.A., the associated company controlled by the CaixaBank group (see Note 11). Additionally includes 63 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (88 million euros and 52 million euros in 2022 and 2021, respectively) and 140 million euros with the associate company Onnet Fibra Colombia, S.A.S. (97 million euros as of December 31, 2022). In 2021 it included 98 million euros corresponding to the transactions of the Group with the joint venture Tesco Mobile Ltd. from January 1, to the date of the incorporation of VMED O2 UK.
"Expenses from operations with associates and joint ventures" in 2023 mainly includes 144 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (121 million euros and 50 million euros in 2022 and 2021, respectively) and 60 million euros with the associate company Onnet Fibra Colombia, S.A.S. (39 million euros in 2022).

Note 11. Related parties
Shareholders with representation on the Board of Directors of Telefónica, S.A.
In 2023, the Company's shareholders represented on the Board of Directors of Telefónica, S.A. were Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and CaixaBank, S.A.
Based on the information provided by CaixaBank, S.A. for the 2023 Annual Report on Corporate Governance, as of December 31, 2023, the shareholding of CaixaBank, S.A. in Telefónica’s share capital were 3.51%.
Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for the 2023 Annual Report on Corporate Governance, as of December 31, 2023, the shareholding of BBVA in Telefónica’s share capital were 4.86%. Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA as of December 31, 2023, would increase by 0.168% without voting rights of the Company's share capital.
The following is a summary of significant transactions between the Telefónica Group and BBVA and CaixaBank companies, other than the payment of the dividend corresponding to its shareholding. All transactions were carried out at market prices.
Participated companies
On November 20, 2020, Telefónica Innovación Digital, S.L.U. (previously called Telefónica Digital España, S.L.U.), and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into an agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50/50 joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S (see Note 10).
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
On July 21, 2022, Telefónica, S.A. and CaixaBank Payments and Consumer E.F.C., E.P., S.A. incorporated the company Telefónica Renting, S.A. 50% each. This company is controlled by CaixaBank (see Note 10).
The accounting balances as of December 31, 2023 and 2022, as well as the accounting reflection of the transactions carried out in 2023 and 2022 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA and CaixaBank hold interests are shown below:

Millions of euros	12/31/2023	12/31/2022
Receivables and other assets from associates and joint ventures	33	7
Payables and other liabilities to associates and joint ventures	14	7

Millions of euros	2023	2022
Revenue from operations with associates and joint ventures	261	13
Expenses from operations with associates and joint ventures	40	7
Finance cost from operations with associates and joint ventures	1	1
The heading "Revenue from operations with associates and joint ventures" for 2023 includes 243 million euros corresponding to the Group's transactions with Telefónica Renting, S.A., an associated company controlled by the CaixaBank group.

Derivatives
The net fair value of the outstanding derivatives as of December 31, 2023 contracted with BBVA and CaixaBank amounts to 52 and 27 million euros, respectively (185 and 41 million euros, respectively, as of December 31, 2022).
The nominal value of these derivatives amounted to 9,797 and 707 million euros, respectively (5,778 million euros with BBVA and 264 million euros with CaixaBank in 2022). As explained in the 'Derivatives policy' section of Note 19, this volume is so high because derivatives can be applied several times to the same underlying asset for an amount equal to its face value. As of December 31, 2023, the derivatives contracted with BBVA and CaixaBank account for approximately 13% of the total amount of outstanding derivatives contracted by the Group with external counterparties (see Note 19).
The Company maintains various derivative financial instruments settled by differences contracted with BBVA (see Note 17).
Additionally, at December 31, 2023, collateral guarantees on derivatives from BBVA and CaixaBank have been received, amounting to 45 million euros (net asset position) and 31 million euros (net liability position), respectively (236 million euros and 43 million euros (net liability position), respectively at December 31, 2022).
Renting operations with CaixaBank
In mid-2021, a new Fusion portfolio came into force that included a rental device. The Group has an agreement with CaixaBank to in turn rent these devices (a model known as "rent to rent"), covered by a framework financing agreement previously formalized between Telefónica and CaixaBank. In 2023, the volume of these operations with companies of the CaixaBank group (mainly Telefónica Renting and CaixaBank Equipment Finance) amount to 393 million euros (405 million euros in 2022) which have involved 33 million euros in financial expenses (19 million euros in 2022). As of December 31, 2023, the balance of the account payable to CaixaBank amounted to 717 million euros (501 million euros as of December 31, 2022).
Likewise, the Group carries out other equipment rental operations with CaixaBank (equipment at customers' homes, such as routers or decoders). In 2023, the volume of this equipment leasing transactions was 117 million euros (82 million euros in 2022), with financial expenses amounting to 6 million euros (3 million euros in 2022). As of December 31, 2023, the debt with CaixaBank for these concepts amounts to 142 million euros (119 million euros in 2022).
Other operations
The impact on the consolidated income statement of the Telefónica Group of the rest of the operations with BBVA and CaixaBank in 2023 and 2022 is shown below:

BBVA
Millions of euros	2023	2022
Finance costs	42	11
Receipt of services	8	7
Other expenses	38	3
Total costs	88	21
Finance income	47	14
Dividends received (1)	21	15
Services rendered	48	40
Sale of goods	10	7
Other income	3	7
Total revenues	129	83
(1)  At December 31, 2023, Telefónica held a 0.76% stake (0.73% stake at December 31, 2022) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

CaixaBank
Millions of euros	2023	2022
Finance costs	12	6
Receipt of services	4	5
Purchase of goods	63	53
Total costs	79	64
Services rendered	79	69
Sale of goods	63	51
Other income	—	2
Total revenues	142	122
The following table shows the balance sheet positions of these operations as of December 31, 2023 and 2022, as well as the current guarantees and other off-balance sheet positions.

BBVA
Millions of euros	December 31,2023	December 31,2022
Finance arrangements: loans, capital contributions and others (borrower)	191	140
Finance arrangements: loans and capital contributions (lender)	696	13
Guarantees	239	165
The heading "Finance arrangements: loans and capital contributions (lender)" for 2023 mainly includes a deposit set up by Telefónica, S.A.of 600 million euros maturing in January 2024.

CaixaBank
Millions of euros	December 31,2023	December 31,2022
Finance arrangements: loans, capital contributions and others (borrower)	174	148
Finance arrangements: loans and capital contributions (lender)	48	—
Other payables	135	37
Guarantees	104	160
Other significant shareholders
During fiscal year 2023, the significant shareholders of the Company without representation on the Board of Directors of Telefónica, S.A. were BlackRock, Inc. and Public Investment Fund. These shareholders are not considered a related party as they do not have representation on the Board of Directors of Telefónica, S.A. nor exert significant influence on the company.

Based on the information notified by BlackRock, Inc to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2023, the shareholding of BlackRock, Inc in Telefónica’s share capital were 4.50%. Based on the Schedule 13G/A filed with the SEC, on October 7, 2022, BlackRock, Inc. beneficially owned 4.98% of Telefónica, S.A. shares (4.51% of voting rights), updated per the share capital of Telefónica, S.A. as of December 31, 2023.

According to the information contained in the communication sent by Public Investment Fund to the CNMV on September 8, 2023, it is indicated that Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company which in turn is controlled by Public Investment Fund): (i) acquired shares representing 4.90% of the share capital of Telefónica, S.A, and (ii) entered into a conditional sale and purchase agreement for 5.00% of the shares of Telefónica, S.A., subject, among other matters, to the approval of the Spanish Council of Ministers. In addition, on September 11, 2023, Morgan Stanley notified the CNMV of a 12.178% interest in voting rights attributed to shares (0.007%) and through financial instruments (12.171%) including a financial instrument (put/call option) on 9.90% of the share capital of Telefónica, S.A., related to the risk management of the position under the financial operation on the same shares as those referred to in the Public Investment Fund referred to above. According to the communication sent to the CNMV, this financial instrument would not imply an incremental or additional participation in the share capital of Telefónica, S.A.

Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 10.
During 2023 and 2022, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2023 of 5,565,729 euros (6,598,467 euros in 2022). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.

Note 12. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Non-current financial assets (Note 16)	5,201	6,219
Investments	616	497
Credits and other financial assets	741	981
Deposits and guarantees	966	1,163
Trade receivables	1,049	1,019
Receivables for subleases	14	19
Impairment of trade receivables	(125)	(128)
Long-term derivative financial assets (Note 19)	1,940	2,668
Other non-current assets	2,067	1,882
Contractual assets (Note 23)	325	359
Deferred expenses (Note 23)	1,001	854
Long-term receivables for taxes	354	345
Prepayments	387	324
Total	7,268	8,101
Non-current financial assets
The movement in investments, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2023 and 2022, is as follows:

Millions of euros	Investments	Other long-term credits	Deposits and guarantees	Trade receivables	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/2021	479	890	1,254	752	27	(112)
Additions	12	503	64	616	4	(10)
Disposals	(74)	(94)	(33)	(162)	(4)	3
Translation differences	(1)	2	69	12	1	(13)
Fair value adjustments and financial updates	80	64	26	(2)	—	—
Transfers and other	1	(384)	(217)	(197)	(9)	4
Balance at 12/31/2022	497	981	1,163	1,019	19	(128)
Additions	17	114	9	610	4	(38)
Disposals	(17)	(310)	(111)	(303)	(1)	16
Translation differences	(1)	(17)	30	37	—	(11)
Fair value adjustments and financial updates	115	26	35	1	—	—
Transfers and other	5	(53)	(160)	(315)	(8)	36
Balance at 12/31/2023	616	741	966	1,049	14	(125)

Investments
“Investments” includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).
The Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 363 million euros (249 million euros at December 31, 2022), representing 0.76% of its share capital at December 31, 2023 (0.73% at December 31, 2022).
At December 31, 2023, Telefónica maintains a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 103 million euros (same percentage at December 31, 2022, valued at 105 million euros).
On May 19, 2022 Telefónica signed an agreement with the company Global Alconaba, S.L., for the sale of 50,147,058 shares of Promotora de Informaciones, S.A. (PRISA), equivalent to 7.076% of its share capital. As a result of this sale, 71 million euros of losses from financial assets measured at fair value through comprehensive income were reclassified to retained earnings. On June 21, 2023 the Company has sold its total remaining shares in this investment.
Other long-term credits
This line item includes long-term financial assets of Telefónica Germany amounting to 114 million euros and 104 million euros at December 31, 2023 and 2022, respectively, most of them related to reimbursement rights to cover pension obligations of the company but do not represent "plan assets" in accordance with IAS 19 (see Note 24).
Additionally, at December 31, 2023 this line includes 112 million euros of loans granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. (82 million euros included in additions for the year 2022, see Note 10).
Additions in 2023 includes 44,187 million Chilean pesos (46 million euros) corresponding to the indefinite-term loan granted by Telefónica Chile, S.A. to the associate HoldCo Infraco, SpA for the acquisition of the fiber optic assets owned by Entel (see Note 10). Additionally, at December 31, 2023 includes 75 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company HoldCo Infraco, SpA. generated by the sale of 40% of the fiber optic business (75 million euros as of December 31, 2022, see Note 10).
Additionally at December 31, 2023 includes the collection right arising from Telxius with American Tower Corporation as a result of the sale of the telecommunications towers division in Europe (Spain and Germany) in June 2021 amounting to 269 million euros (264 million euros at December 31, 2022).
Additions for the year 2022 included financial instruments (Federal Treasury Certificates) of Pegaso PCS, S.A. de C.V. amounted to 260 million euros, for the purpose of securing certain legal proceedings with the Mexican tax Administration Service. These instruments were classified as long-term based on the estimated term of the proceedings and accrue interest according to the time elapsed. Derived from the judicial resolution that exempts Pegaso PCS, S.A. de C.V. from securing the amount in dispute, the aforementioned financial instruments were cancelled, and the collection was received in July 2023 and registered as disposals in 2023 for an amount of 287 million euros (see Note 28).
Transfers for the year 2022 included the short-term transfer of the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire") for an amount of 313 million euros, all of which were registered at December 31, 2022 in "Other current financial assets" for an amount of 939 million euros (see Note 15).
The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.
Deposits and guarantees
Telefónica Brazil has non-current judicial deposits amounting to 531 million euros (see Note 24) at December 31, 2023 (501 million euros at December 31, 2022).
At December 31, 2023, there were deposits related to the collateral guarantees on derivatives (CSA) signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 273 million euros, not having cross currency swap (365 million euros at December 31, 2022 that included 42 million euros related to cross currency swap).
In relation with collateral contracts, there is an additional guarantee of 51,988 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 47 million euros at December 31, 2023 (79,034 bonds for a nominal amount of 78 million euros at December 31, 2022).
The vast majority of deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.
Trade receivables
"Additions" for the year in 2022 included trade receivables amounting to 69 million euros from Colombia Telecomunicaciones, S.A. ESP BIC to the associate Onnet Fibra Colombia SAS, (29 million euros and 59 million euros at December 31, 2023 and December 31, 2022, respectively, see Note 10).
At December 31, 2023 includes Telefónica Germany trade receivables at fair value through other comprehensive income for an amount of 280 million euros (292 million euros as of December 31, 2022, see Note 16).

Note 13. Inventories
The detail of inventories of the Telefónica Group at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Audiovisual rights	242	823
Mobile terminals and other equipments	636	701
Other inventories	91	57
Other advance payments	1	—
Inventories impairment provision	(41)	(35)
Inventories	929	1,546
"Audiovisual rights" mainly includes rights to broadcast films, television series and documentaries (see Note 3.j). At the closing of fiscal year 2023, advanced payments for broadcasting rights for sporting events to be held in periods subsequent to year-end, amounting to 532 million euros, are presented as prepayments under Other current assets (see Note 14). This amount represents payments advanced under executory contracts related to future sports commitments (see Note 29.c).

Note 14. Receivables and other current assets
The detail of receivables and other current assets of the Telefonica Group at December 31, 2023 and December 31, 2022 and the opening balance as of January 1, 2023 after the impacts of first application of IFRS 17 (see Note 3) is as follows:

Millions of euros	12/31/2023	12/31/2022	First application of IFRS 17 impact	01/01/2023
Receivables (Note 16)	7,430	7,340	(132)	7,208
Trade receivables	9,938	9,680	(75)	9,605
Impairment of trade receivables	(2,992)	(2,891)	—	(2,891)
Receivables from associates and joint ventures (Note 10)	139	151	—	151
Other receivables	345	400	(57)	343
Other current assets	2,702	1,794	132	1,926
Contractual assets (Note 23)	202	195	—	195
Capitalized costs (Note 23)	998	885	—	885
Prepayments	1,344	714	—	714
Short-term insurance and reinsurance contracts assets	113	—	132	132
Short-term insurance and reinsurance contracts assets from associates and joint ventures (Note 10)	45	—	—	—
Total	10,132	9,134	—	9,134
The balance of prepayments at December 31, 2023 includes 532 million euros corresponding to payments for broadcasting rights of sporting events that will take place in the future, which have been advanced under executory contracts (see Notes 13 and 29.c).
The movement in impairment of trade receivables in 2023 and 2022 is as follows:

Millions of euros
Impairment provision at December 31, 2021	2,531
Allowances	613
Transfers	12
Amounts applied	(397)
Translation differences and other	132
Impairment provision at December 31, 2022	2,891
Allowances	582
Transfers	48
Amounts applied	(481)
Translation differences and other	(48)
Impairment provision at December 31, 2023	2,992
Public-sector net trade receivables at December 31, 2023 and 2022 amounted to 526 million euros and 518 million euros, respectively.
The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2023 and 2022 is as follows:

Millions of euros	12/31/2023		12/31/2022
	Trade receivables	Impairment	Trade receivables	Impairment
Unbilled receivables	2,755	(28)	2,495	(9)
Amount not overdue invoiced	2,920	(116)	3,011	(154)
Less than 90 days	994	(157)	1,024	(160)
Between 90 and 180 days	324	(135)	347	(150)
Between 180 and 360 days	523	(393)	534	(381)
More than 360 days	2,422	(2,163)	2,269	(2,037)
Total	9,938	(2,992)	9,680	(2,891)

Note 15. Other current financial assets
The breakdown of other financial assets of the Telefónica Group at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Short-term credits	192	128
Short-term deposits and guarantees	209	439
Short-term derivative financial assets (Note 19)	352	712
Other current financial assets	325	1,165
Total	1,078	2,444
Short-term deposits and guarantees at December 31, 2022 included current judicial deposits amounting to 106 million euros (see Note 24) constituted by Telefónica Brazil which included the judicial deposit of the amount withheld from the acquisition price of OI's mobile assets (see Note 5), amounted to 522 million Brazilian reais (94 million euros).
Additionally at December 31, 2023 there were 50 million euros registered in deposits (232 million euros at December 31, 2022), associated with collateral guarantees of Telefónica, S.A. classified as current according to the maturity of the underlying derivative instruments which they relate to.
The vast majority of short-term credits and deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.
"Other current financial assets" include short-term investments in financial instruments to cover commitments undertaken by the Group’s insurance companies, amounted to 187 million euros at December 31, 2023 (126 million euros at December 31, 2022) and were recorded at fair value.
Additionally at December 31, 2022 this included the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes were deposited in a securities account owned by Telefónica, S.A. with a notional of 1,000 million dollars equivalent to 939 million euros registered entirely under "Other current financial assets" (see Note 12). The investments have been fully cancelled according to its maturity in 2023.
Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

Note 16. Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2023 is as follows:

December 31, 2023
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	224	—	289	578	1,785	537	2,326	13	2,325	5,201	5,201
Investments	38	—	—	578	—	510	106	—	—	616	616
Credits and other financial assets	31	—	9	—	—	27	—	13	701	741	741
Deposits and guarantees	—	—	—	—	—	—	—	—	966	966	966
Derivative instruments	155	—	—	—	1,785	—	1,940	—	—	1,940	1,940
Trade receivables	—	—	280	—	—	—	280	—	769	1,049	924
Trade receivables for subleases	—	—	—	—	—	—	—	—	14	14	14
Impairment of trade receivables	—	—	—	—	—	—	—	—	(125)	(125)	—
Current financial assets	291	—	945	—	271	293	1,214	—	14,152	15,659	15,659
Trade receivables (Note 14)	—	—	854	—	—	—	854	—	9,568	10,422	7,430
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,992)	(2,992)	—
Other current financial assets (Note 15)	291	—	91	—	271	293	360	—	425	1,078	1,078
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,151	7,151	7,151
Total	515	—	1,234	578	2,056	830	3,540	13	16,477	20,860	20,860
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The breakdown of financial assets of the Telefónica Group at December 31, 2022 was as follows:

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

Note 17. Equity
a) Share capital and share premium
2023
At December 31, 2023, Telefónica, S.A.´s share capital amounted to 5,750,458,145 euros and is divided into 5,750,458,145 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
The Board of Directors of Telefónica, S.A. at its meeting held on March 31, 2023, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on March 31, 2023.
The share capital of Telefónica, S.A. was reduced in the amount of 24,779,409 euros, through the cancellation of 24,779,409 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,750,458,145 euros corresponding to 5,750,458,145 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced by 73 million euros.
The reduction did not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 24,779,409 euros). This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company can not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.
On April 17, 2023, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
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
The Board of Directors of Telefónica, S.A. at its meeting held on April 8, 2022, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on April 8, 2022.
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
The reduction did not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 139,275,057 euros). This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company can not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.
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
Authorizations by Shareholders’ Meeting
As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2023, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
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
Furthermore, on March 31, 2023, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.
b) Dividends
Dividends distribution in 2023
Approval was given at the General Shareholders’ Meeting of March 31, 2023 to pay a dividend in cash charge to unrestricted reserves amounting to 0.30 euros per share payable in two tranches.
On June 15, 2023, 0.15 euros per share was paid, for a total amount of 851 million euros, and on December 14, 2023, a second payment of 0.15 euros amounting to 847 million euros.

Dividends distribution in 2022
Approval was given at the General Shareholders’ Meeting of April 8, 2022 to pay a dividend in two tranches, for an approximately amount of 0.30 euros per share.
On June 22, 2022, took place the payment of a scrip dividend of approximately 0.15 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, after the adoption of the corresponding corporate resolutions.
At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment to these shareholders was made on June 16, 2022. The gross impact of this dividend amounted to 213 million euros.
On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 24, 2022 in the capital increase was 135,464,591 shares with a nominal value of 1 euro each.
On December 15, 2022 took place the payment of a dividend of 0.15 euros per share amounting to 854 million euros.
Dividends distribution in 2021
Approval was given at the General Shareholders’ Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0.30 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount.
At its meeting held on May 26, 2021, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 28.53% of the free-of charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment was made on June 17, 2021. The gross impact of this dividend amounted to 308 million euros.
On the other hand, the shareholders of 71.47% of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 22, 2021 in the capital increase was 194,518,911 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of November 3, 2021 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. The shareholders of 34.98% of the free of- charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment was made on December 17, 2021. The gross impact of this dividend amounted to 292 million euros.
On the other hand, the shareholders of 65.02% of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 140,994,513
Proposed distribution of results of the parent company
Telefónica, S.A. generated 2,153 million euros of profits in 2023.
The Company’s Board of Directors will submit the following proposed distribution of 2023 results for approval at the Shareholders’ Meeting:

Millions of euros
Legal reserve	91
Unrestricted reserves	2,062
Total	2,153
c) Other equity instruments
Undated deeply subordinated securities
Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.
The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized in advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2022	Tender Offer	Amount repurchased	Redemption	12/31/2023
9/7/2023 (1)	6.750%	from 09/07/31 rate SWAP + spread incremental	2031	—				750
2/2/2023 (1)	6.135%	from 05/03/30 rate SWAP + spread incremental	2030	—				1,000
11/23/2022 (1)	7.125%	from 11/23/28 rate SWAP + spread incremental	2028	750				750
11/24/2021 (2)	2.880%	from 05/24/28 rate SWAP + spread incremental	2028	750				750
2/12/2021 (2)	2.376%	from 05/12/29 rate SWAP + spread incremental	2029	1,000				1,000
2/5/2020 (1)	2.502%	from 05/05/27 rate SWAP + spread incremental	2027	500				500
09/24/2019	2.875%	from 09/24/27 rate SWAP + spread incremental	2027	500				500
03/14/2019	4.375%	from 03/14/25 rate SWAP + spread incremental	2025	1,300				1,300
03/22/2018	3.000%	from 12/04/23 rate SWAP + spread incremental	2023	750	750	(388)	(362)	—
	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	1,000				1,000
03/31/2014	5.875%	from 03/31/24 rate SWAP + spread incremental	2024	1,000	1,000	(855)	(145)	—
				7,550				7,550
(1) Green undated deeply subrodinated securities (see Note 29.d)
(2) Sustanible undated deeply subordinated securities (see Note 29.d)
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
In January 2023, Telefónica Europe, B.V. carried out several transactions on its hybrid capital: (a) a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. (see Note 29.d); (b) a tender offer on a hybrid instruments, denominated in euros, with call dates in December 2023 and March 2024. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 1000 million euros.
In September 2023, Telefónica Europe, B.V. carried out several transactions on its hybrid capital: (a) a new issue amounting to 750 million euros, guaranteed by Telefónica, S.A. (see Note 29.d); (b) a tender offer on a hybrid instruments, denominated in euros, with first call date in March 2024. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 242 million euros.
In October 2023, Telefónica Europe, B.V. exercised the clean-up call option for the remaining hybrid instruments with first non-call date March 2024, with an aggregate principal amount of 145 million euros and in December 2023, exercised the clean-up call option for the remaining hybrid instruments with call date December 2023, with an aggregate principal amount of 362 million euros.
In 2023, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 239 million euros (201 million and 263 million euros in 2022 and 2021, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity.
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At of December 31, 2023 the legal reserve amounts to 1,059 million euros representing 18.42% of the share capital at the date.
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
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 3 million euros were reclassified to “Retained earnings” in 2023 (4 million euros in 2022) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2023, this reserve amounted to 51 million euros (54 million euros at December 31, 2022).
Reserve for canceled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2023 was recorded in this account 25 million euros (139 million euros in 2022). The cumulative amount as of December 31, 2023 is 979 million euros.

f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2023	2022	2021
Brazilian real	(13,612)	(14,031)	(15,292)
Pound sterling	(97)	(322)	309
Venezuelan bolivar	(3,686)	(3,734)	(3,755)
Argentine peso	(2,011)	(1,364)	(1,702)
Other currencies	(1,280)	(1,272)	(1,452)
Total Group	(20,686)	(20,723)	(21,892)
g) Treasury share instruments
Telefónica, S.A. held the following treasury shares at December 31, 2023, 2022 and 2021:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (*)%
Treasury shares at 12/31/2023	111,099,480	3.87	3.53	393	1.932%
Treasury shares at 12/31/2022	85,217,621	4.00	3.39	288	1.476%
Treasury shares at 12/31/2021	139,329,370	3.92	3.85	537	2.411%
(*) Millions of euros.
The following transactions involving treasury shares were carried out in 2023, 2022 and 2021:

Number of shares
Treasury shares at 12/31/2020	98,231,380
Acquisitions	122,032,764
Scrip dividend	6,291,518
Employee share option plan	(4,329,826)
Other movements	(82,896,466)
Treasury shares at 12/31/2021	139,329,370
Acquisitions	90,403,530
Scrip dividend	563,415
Employee share option plan	(5,391,956)
Capital reduction	(139,275,057)
Sales	(411,681)
Treasury shares at 12/31/2022	85,217,621
Acquisitions	60,070,274
Employee share option plan	(8,845,558)
Capital reduction	(24,779,409)
Sales	(563,448)
Treasury shares at 12/31/2023	111,099,480
There were treasury shares purchases in 2023 amounting to 223 million euros (365 and 478 million euros in 2022 and 2021, respectively)
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 193 million of Telefónica shares, mainly contracted through Banco Bilbao Vizcaya, recorded in the statement of financial position at December 31, 2023 in accordance with their maturity date and fair value (193 million euros at December 31, 2022).
h) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2023, 2022 and 2021 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/22	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/23
Telefônica Brasil, S.A.	3,399	—	(111)	(158)	238	182	(4)	3,546
Telefónica Deutschland Holding, A.G.	2,237	—	(866)	(157)	71	—	1	1,286
Colombia Telecomunicaciones, S.A., ESP BIC	344	—	—	—	(44)	70	(8)	362
Telxius Telecom, S.A.	599	—	(585)	(28)	22	(19)	11	—
Other	41	—	(17)	(2)	31	—	(3)	50
Total	6,620	—	(1,579)	(345)	318	233	(3)	5,244

Millions of euros	Balance at 12/31/21	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/22
Telefônica Brasil, S.A.	3,106	—	(86)	(241)	198	425	(3)	3,399
Telefónica Deutschland Holding, A.G.	2,353	—	(48)	(161)	68	—	25	2,237
Colombia Telecomunicaciones, S.A., ESP BIC	409	—	—	(7)	(4)	(47)	(7)	344
Telxius Telecom, S.A.	546	—	—	—	50	13	(10)	599
Other	63	23	(44)	(2)	(4)	2	3	41
Total	6,477	23	(178)	(411)	308	393	8	6,620

Millions of euros	Balance at 12/31/20	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/21
Telefônica Brasil, S.A.	3,106	—	(63)	(236)	271	17	11	3,106
Telefónica Deutschland Holding, A.G.	2,346	—	(56)	(165)	218	—	10	2,353
Colombia Telecomunicaciones, S.A., ESP BIC	408	—	—	—	7	(28)	22	409
Telxius Telecom, S.A.	1,089	—	—	(2,645)	2,098	16	(12)	546
Other	76	—	—	(5)	(14)	5	1	63
Total	7,025	—	(119)	(3,051)	2,580	10	32	6,477
2023
The 2023 movement mainly includes the impact of the acquisition of KKR's stake in Telxius and the acquisition by Telefónica of shares of Telefónica Deutschland through a public tender Offer.
Acquisition of KKR's percentage stake in Telxius

In January 2023, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L. ("Pontel"), Telefónica’s subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L., ("Pontegadea") acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel, which held the remaining 60% of Telxius Telecom, S.A.'s share capital, became the sole shareholder of Telxius Telecom, S.A. Likewise, Pontegadea increased its holding in Pontel to 30% and Telefónica has a 70% stake.
Within the framework of this transaction and on the same date, Pontel carried out a capital increase fully subscribed and paid up by its shareholders in the proportion agreed between them, in such a way that both Telefónica and Pontegadea paid out 111 million euros.
Additionally, in January 2023 Telxius recovered the credit amounting 876 million euros corresponding to the income tax for the 2021 fiscal year (see Note 24). The amount was distributed to its shareholders, with KKR receiving 351 million euros for 40% and Pontegadea receiving 88 million euros for 9.99%.
Subsequently, with effect from March 24, 2023, Telxius Telecom, S.A. absorbed Pontel Participaciones, S.L.
The impact of these transactions on the consolidated statement of changes in equity in 2023 was a reduction in equity attributable to the parent company for an amount of 46 million euros and a reduction in equity attributable to minority interests for an amount of 585 million euros.
Public Offer for the Acquisition of Shares of Telefónica Deutschland
On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public offer for the acquisition of shares of Telefónica Deutschland Holding AG. The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024 (both inclusive).
The cash outflow in 2023 of the direct purchases made in the fiscal year has amounted to 816 million euros (see Notes 2, 28 and 31).
2022
In 2022, "sales of non-controlling interest and inclusion of companies" reflected the impact of the acquisition by the consortion form by CAA and Vauban of 45% of the company Bluevia for 23 million euros (see Note 2).
2021
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
Note 4 contains the revenues, OIBDA, Operating income, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil and Telefónica Germany. The detail of these figures for Colombia Telecomunicaciones and Telxius Telecom is as follows:

Millions of euros
Colombia Telecomunicaciones	2023	2022	2021
Revenues	1,497	1,517	1,312
OIBDA	359	569	413
Depreciation and amortization	(295)	(308)	(314)
Operating income	64	261	99
Capital Expenditure	125	261	151
Fixed Assets	1,234	1,116	1,264
Total allocated assets	2,936	2,696	2,725
Total allocated liabilities	2,258	2,001	1,878

Millions of euros
Telxius Telecom	2023	2022	2021
Revenues	410	421	587
OIBDA	211	218	6,332
Depreciation and amortization	(66)	(66)	(72)
Operating income	145	152	6,260
Capital Expenditure	66	65	91
Fixed Assets	500	507	475
Total allocated assets	1,210	2,129	2,083
Total allocated liabilities	1,333	1,163	1,225
The statements of cash flows of these companies are as follows:

Millions of euros
Telefónica Brazil	2023	2022	2021
Net cash flow provided by operating activities	3,710	3,678	2,949
Net cash flow used in investing activities	(1,477)	(2,741)	(1,295)
Net cash flow used in financing activities	(1,709)	(1,674)	(1,467)

Millions of euros
Telefónica Germany	2023	2022	2021
Net cash flow provided by operating activities	2,684	2,732	2,407
Net cash flow used in investing activities	(1,337)	(1,608)	(875)
Net cash flow used in financing activities	(1,498)	(1,339)	(1,820)

Millions of euros
Colombia Telecomunicaciones	2023	2022	2021
Net cash flow provided by operating activities	206	180	344
Net cash flow provided by (used in) investing activities	(144)	30	(153)
Net cash flow provided by (used in) financing activities	(80)	(225)	(218)

Millions of euros
Telxius Telecom	2023	2022	2021
Net cash flow provided by operating activities	174	152	(627)
Net cash flow provided by (used in) investing activities	902	(63)	6,874
Net cash flow provided by (used in) financing activities	(999)	(89)	(6,164)

Note 18. Financial liabilities
The breakdown of financial liabilities at December 31, 2023 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2024	2025	2026	2027	2028	Subsequent years	Non-current total	Total
Debentures and bonds	1,565	3,133	2,072	3,911	2,110	17,407	28,633	30,198
Promissory notes & commercial paper	1,141	54	12	3	19	140	228	1,369
Total Issues	2,706	3,187	2,084	3,914	2,129	17,547	28,861	31,567
Loans and other payables	759	553	498	327	311	1,153	2,842	3,601
Derivative instruments (Note 19)	236	160	77	585	335	500	1,657	1,893
Total	3,701	3,900	2,659	4,826	2,775	19,200	33,360	37,061
The estimate of future payments for interest on these financial liabilities at December 31, 2023 is as follows: 1,202 million euros in 2024, 1,115 million euros in 2025, 1,031 million euros in 2026, 912 million euros in 2027, 831 million euros in 2028 and 7,067 million euros in years after 2028. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2023.
Derivative instruments in the table above include the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (352 million euros, see Note 15) and non-current financial assets (1,940 million euros, see Note 12).
The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow (see Note 28) amounted to 245 million euros corresponding in its totality to financed spectrum licenses (698 million euros in 2022 of which 657 million euros corresponded to financed spectrum licenses and 41 million euros of payments to suppliers or with factoring companies with extended terms).
The composition of the financial liabilities by category at December 31, 2023 and 2022 is as follows:

December 31, 2023
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	31,567	31,567	30,498
Loans and other payables	—	—	—	—	—	—	3,601	3,601	3,602
Derivative instruments	582	—	1,311	—	1,893	—	—	1,893	1,893
Total financial liabilities	582	—	1,311	—	1,893	—	35,168	37,061	35,993

December 31, 2022
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	32,167	32,167	29,314
Loans and other payables	—	—	—	—	—	—	4,544	4,544	4,514
Derivative instruments	973	—	1,395	—	2,368	—	—	2,368	2,368
Total financial liabilities	973	—	1,395	—	2,368	—	36,711	39,079	36,196
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group’s bonds and credit derivatives.
At December 31, 2023, some of the financing arranged by Telefónica Group companies in Latin America (Peru), which amounted to approximately 1% of the Telefónica Group’s gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met and have no impact on the debt of the Telefónica Group companies. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.
Some of the financial liabilities of Telefónica Group includes adjustments in the amortized cost at December 31, 2023 and 2022 as a result of fair value interest rate and exchange rate hedges.
Issues, promissory notes, commercial paper, loans and other payables
The movement in issues, promissory notes, commercial paper, loans and other payables in 2023 and 2022 arising from financial activities is as follows:

		Cash used in financing activities
Millions of euros	Balance at 12/31/2022	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2023
Issues	31,268	967	(1,910)	(302)	175	—	30,198
Promissory notes and commercial paper	899	504	(43)	—	—	9	1,369
Loans and other payables	4,544	1,183	(1,456)	26	1	(697)	3,601

		Cash used in financing activities
Millions of euros	Balance at 12/31/2021	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2022
Issues	33,920	1,746	(3,541)	724	(1,623)	42	31,268
Promissory notes and commercial paper	1,488	7	(600)	4	—	—	899
Loans and other payables	4,693	742	(1,802)	55	(38)	894	4,544

Debentures and bonds
Financial updates of debenture and bond issues include mainly the value adjustment of the basis adjustment bonds due to their fair value hedges, impacted by interest rate movements.
At December 31, 2023, the nominal amount of outstanding debentures and bonds issues was 29,779 million euros (31,095 million euros at December 31, 2022). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2023, and the significant issues made during the year.
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
•At December 31, 2023, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2023 was 1,000 million euros, issued at an average interest rate of 3.65% for 2023 (500 million euros issued in 2022 at an average rate of 0.28%).
•At December 31, 2023, Telefónica, S.A. had a corporate promissory note program for 500 million euros expandable to 2,000 million euros, with no outstanding balance at December 31, 2023 (no outstanding balance at December 31, 2022).
Interest-bearing debt
Other movements in "Loans and other payables" at December 31, 2023 include collections and payments related to collateral liabilities deposit associated with Telefónica, S.A. debt for a net amount of proceeds amounting to 589 million euros (580 million euros for a net amount of payments at December 31, 2022).
The average interest rate on outstanding loans and other payables at December 31, 2023 was 4.47% (3.45% in 2022). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” line outstanding at December 31, 2023 and 2022 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2023 mainly includes the following:

Description	Limit 12/31/2023(*) (million euros)	Currency	Outstanding balance 12/31/2023 (million euros)	Arrangement date	Maturity date	Drawndown 2023 (million euros)	Repayment 2023 (million euros)
Telefónica, S.A.
Sustainable syndicated (1)	5,500	EUR	—	03/15/2018	01/13/2027	—	—
Bilateral loan	—	EUR	125	12/23/2022	06/15/2033	125	—
Bilateral loan	—	EUR	150	02/14/2023	09/29/2033	150	—
Telefónica Brasil, S.A.
Bilateral loan	—	USD	—	04/04/2022	09/28/2023	—	199
Telefónica Móviles Chile, S.A.
Bilateral loan	—	USD	—	04/17/2020	09/29/2023	—	133
Bilateral loan	—	USD	116	08/22/2023	08/22/2026	116	—
Bluevia Fibra S.L.U.
Syndicated (2)	360	EUR	250	11/16/2022	12/20/2028	10	(5)
Telxius Telecom, S.A.
Syndicated (3)	—	EUR	—	12/01/2017	12/01/2024	—	201
Syndicated (4)	145	EUR	100	12/01/2023	12/01/2028	100	—
(1) The first one year extension option of the 5,500 million euros syndicated credit facility of Telefonica, S.A., was executed on January 13, 2023 and the second one year extension option on January 13, 2024. The facility had two annual extension options at Telefónica, S.A. request, with a maximum maturity up to 2029.
(2) On December 20, 2023 the first one year extension of the Bluevía Fibra S.L.U syndicated facility for 360 million euros was executed. The facility has two annual extension options at Bluevía Fibra S.L.U request with a maturity maximum up to 2029.
(3) On December 1, 2023 there was early cancellation on the Telxius Telecom, S.A, syndicated facility signed on 2017.
(4) The facility has two annual extension options at Telxius Telecom, S.A, request with a maturity maximum up to 2030.
(*) Undrawn limit.
At December 31, 2023, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 11,315 million euros (11,737 million euros at December 31, 2022), of which 11,148 million euros will mature in more than twelve months.
Within these availabilities of financing, 10,282 million euros are included, whose interests are linked to the fulfillment of sustainability objectives. Of these, 4,032 million euros correspond to committed lines and bilateral financing, 750 million euros correspond to the sustainable syndicated loan of Telefónica Germany GmbH & Co. OHG (see Annex V) and 5,500 million euros correspond to the sustainable syndicated loan of Telefónica, S.A. (see Note 29.d).
Loans by currency
The breakdown of “Loans and other payables” line by currency at December 31, 2023 and 2022, and the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Local Currency		Euros
Currency	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Euro	2,266	2,823	2,266	2,823
U.S. dollar	389	514	352	481
Brazilian real	119	1,688	22	303
Colombian peso	1,402,872	1,402,435	332	273
Mexican peso	2,716	4,501	145	217
Uruguayan peso	5,455	5,456	126	128
Chilean Peso	247,252	181,601	255	199
Other currencies			103	120
Total Group			3,601	4,544

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
The main market risks affecting the Group companies are as follows:
•Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt , and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.
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
At December 31, 2023, the net financial debt in Latin American currencies was equivalent to approximately 6,535 million euros (6,360 million euros in 2022). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as an economic hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2023, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 657 million euros of asset position (978 million euros of asset position in 2022).
At December 31, 2023, net financial debt in pounds sterling was equivalent to 82 million euros (597 million euros at December 31, 2022). As a consequence of setting up in June 2021 of the joint venture VMO2 (see Note 2), the previous objective of maintaining a debt in pounds sterling in the consolidated balance sheet of the Group of twice OIBDA has been modified, as a result of changing the consolidation of UK assets (VMO2 is registered by equity method) and incorporating VMO2 to leverage higher than the ratio of twice Debt OIBDA. The synthetic debt target denominated in pounds will be directly related to the flows that are expected to be repatriated from VMO2.
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
In 2023, net foreign exchange results were obtained from the management of the exchange rate (excluding monetary correction) for a total positive net result of 124 million euros (negative net result of 23 million euros in 2022).

The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2023 was considered constant during 2024; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2024 and identical to that existing at the end of 2023. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	(17)	(355)
USD vs EUR	10%	1	(47)
Other currencies vs EUR	10%	1	(12)
Latin American currencies vs USD	10%	(19)	(296)
All currencies vs EUR	(10%)	17	355
USD vs EUR	(10%)	(1)	47
Other currencies vs EUR	(10%)	(1)	12
Latin American currencies vs USD	(10%)	19	296
The Group’s monetary position in Venezuela at December 31, 2023 is a net asset position of 19,900 million Venezuelan digital bolivars equivalent to 113 million euros (4,206 million Venezuelan digital bolivars equivalent to 87 million euros at December 31, 2022). The net monetary position exposure in 2023 has been an asset position, which led to a higher financial expense of 161 million euros due to the effect of the monetary correction for inflation during the year (101 million euros of expense in 2022).
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
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2023 the Euro, Brazilian Real, British Pound, American Dollar, Chilean peso and Colombian peso were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2023, 88.6% of Telefónica’s net financial debt was pegged to fixed interest rates for a period greater than one year, compared to 88.3% in 2022. Of the remaining 11.4% (net debt at floating rates or at fixed rates maturing within one year), no debt had interest rates bounded in a period over one year, the same as on December 31, 2022.
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

Net financial expenses amounted to 1,904 million euros in 2023, increasing 591 million euros compared to 2022. The lower amount in 2022 was mainly due to extraordinary income of 526 million euros related to payments by the Spanish administration to the Group of delayed interest in connection with tax litigation in Spain.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2023, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2023, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(25)	238
-100bp	25	(238)
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
In 2018, the General Shareholder’s Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2018, 2019 and 2020 and matured on December 31, 2020, 2021 and 2022 with a result of a delivery of shares to its participants in 2021, in 2022 and in 2023.
In 2021, the General Shareholder’s Meeting approved a new Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2021, 2022 and 2023. The first (2021) of the three cycles matured on December 31, 2023 (see Note 27).
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
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2023 to cover shares deliverable under the outstanding Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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
At December 31, 2023, the average maturity of net financial debt (27,349 million euros) was 11.63 years (including undrawn committed credit facilities).
At December 31, 2023, financial liabilities (Note 18) and lease liabilities (Note 20) scheduled to mature in 2024 amounted to 3,701 and 2,239 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2024, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 11,148 million euros at December 31, 2023), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group’s liquidity and capital resources in 2023, see Note 18 and Appendix V.
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
Regarding the first point, at December 31, 2023, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the Parent company of 2,420 million euros, which represents 8.8% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 247 million euros from Latin America companies have been received in 2023 This amount includes a dividend collection of 544 million euros, partially offset by loans made to subsidiaries in an aggregate amount of 307 million euros.
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
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2023, these guarantees amounted to approximately 7,316 million euros (6,657 million euros at December 31, 2022).
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

Interest rate benchmark reform and associated risks
In 2022, the transition was made to the new reference indices affected as of December 31, 2022 (GBP Libor and CHF Libor) and in June 2023 the one related to USD Libor. Due to the need to incorporate substitute indices (known as fallbacks) of the reference rates used in the contracts, in 2021 Telefonica S.A. decided not to adhere to the ISDA Protocol and has since negotiated bilateral contracts with each affected counterparty. Thanks to the decisions agreed in 2021 to manage the changes in Libor, there have been no impacts from these changes, no contractual modifications of derivative instruments or impact on hedging relationships directly affected by the reform. Thus, as of June 2023, all Libor indices have been replaced by Libor Fallbacks for the entire portfolio outstanding on that date.
Derivatives policy
At December 31, 2023, the nominal value of outstanding derivatives with external counterparties amounted to 81,097 million euros equivalent, a 3% decrease from December 31, 2022 (83,706 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (Forward Rate Agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
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

Breakdown of financial results
The breakdown of the financial results recognized in 2023, 2022 and 2021 is as follows:

Millions of euros	2023	2022	2021
Interest income	516	384	191
Dividends received	29	25	14
Other financial income	349	894	174
Subtotal	894	1,303	379
Changes in fair value of asset derivatives at fair value through profit or loss	114	377	132
Changes in fair value of liability derivatives at fair value through profit or loss	(42)	(861)	(24)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	4	8	—
Transfer from equity of results of cash flow hedges - future cash flows that are no longer expected to happen	—	(2)	—
(Loss)/Gain on fair value hedges	246	(1,818)	(517)
Gain/(loss) on adjustment to items hedged by fair value hedges	(292)	1,763	527
Subtotal	30	(533)	118
Interest expenses	(1,606)	(1,548)	(1,290)
Financial expenses on lease liabilities (see Note 20)	(435)	(393)	(274)
Ineffective portion of cash flow hedges	(12)	(15)	(41)
Accretion of provisions and other liabilities	(489)	276	(169)
Other financial expenses	(297)	(317)	(137)
Subtotal	(2,839)	(1,997)	(1,911)
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	(1,915)	(1,227)	(1,414)
"Other financial income" in 2022 included 526 million euros corresponding to delayed interest after the Agreement for the Execution of the Judgment of the Audiencia Nacional issued on October 24, 2022 (see Note 25, Inspections of the tax group in Spain).
"Other financial income" in 2023 included 46 million euros corresponding to the default interest as a result of the final decisions in favor of Telefónica Brazil about the right to deduct the ICMS from the calculation basis of PIS/COFINS (139 million euros and 90 million euros in 2022 and 2021, respectively, see Note 25).
"(Loss)/Gain on fair value hedges" includes mainly the impact on income of fair value hedges contracted by Telefónica, S.A., which are similarly reflected under "Gain/(loss) on adjustment to items hedged by fair value hedges" and therefore, have no significant net impact on the consolidated income statement. The decrease in both items in 2023 and the increase in 2022 with respect to previous years is the result of lower and higher interest rates, respectively.
The impact of hyperinflation on the net monetary position of the Group’s subsidiaries in Argentina amounted to 48 million euros in 2023 (39 million euros in 2022 and 25 million euros in 2021) and is recorded under Exchange differences in the consolidated income statement.

Evolution of derivative instruments
The movement of the net position of derivatives during the years ended December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	Movement in 2023	Movement in 2022
Opening balance of assets/(liabilities)	1,012	1,573
Financing payments	(33)	715
Financing proceeds	(20)	(89)
Interest (proceeds)/payments	97	283
Other (proceeds)/payments	87	(17)
Fair value adjustments through other comprehensive income	(584)	1,031
Movements with counterparty in the income statement	(57)	(2,649)
Translation differences	(115)	169
Other movements	12	(4)
Closing balance of assets/(liabilities)	399	1,012
The variation in 2023 represents a decrease of 613 million euros of asset (decrease of 561 million euros of asset in 2022) mainly due to the evolution of exchange rate, mainly due to the depreciation of dollar and the appreciation of Brazilian real, and due to the increase of interest rates of dollar and decrease of euro. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.
As of December 31, 2023 the derivatives portfolio amount a net positive value of 399 million euros (a net positive value of 1,012 as of December 31, 2022). This amount includes a net positive value of 135 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 638 million euros at December 31, 2022).
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
Derivatives arranged by the Group at December 31, 2023 are detailed in Appendix IV.

The breakdown of Telefónica’s hedges and other derivative instruments at December 31, 2023 and December 31, 2022, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2023
	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
Millions of euros	2024	2025	2026	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	(3,225)	873	2,533	4,917	5,098	(1,785)	(272)	1,224	87	(746)
Interest rate risk	(1,190)	(123)	2	(4,070)	(5,381)	(334)	(163)	404	35	(58)
Cash flow hedges	(1,490)	(650)	—	3,532	1,392	(16)	—	83	35	102
Fair value hedges	300	527	2	(7,602)	(6,773)	(318)	(163)	321	—	(160)
Exchange rate risk	(2,115)	—	2,344	6,103	6,332	(1,124)	(69)	711	51	(431)
Cash flow hedges	657	—	2,344	6,038	9,039	(1,124)	(38)	708	20	(434)
Fair value hedges	401	—	—	65	466	—	(5)	3	20	18
Net investment in a foreign business hedges	(3,173)	—	—	—	(3,173)	—	(26)	—	11	(15)
Interest rate and exchange rate risk	80	996	187	2,884	4,147	(327)	(40)	109	1	(257)
Cash flow hedges	80	996	9	2,339	3,424	(281)	(40)	35	1	(285)
Fair value hedges	—	—	178	545	723	(46)	—	74	—	28
Undesignated derivatives	396	(416)	(738)	(1,625)	(2,383)	(155)	(80)	433	149	347
Other derivatives of interest rate	(288)	(525)	(738)	(1,625)	(3,176)	(155)	(54)	399	14	204
Other derivatives of exchange rate	(123)	—	—	—	(123)	—	(14)	—	13	(1)
Other derivatives	807	109	—	—	916	—	(12)	34	122	144
Total derivative instruments	(2,829)	457	1,795	3,292	2,715	(1,940)	(352)	1,657	236	(399)
No derivatives instruments of accounting hedges (***)	—	—	—	27	27	—	—	27	—	27
Exchange rate risk	—	—	—	27	27	—	—	27	—	27
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investment in a foreign business hedges	—	—	—	27	27	—	—	27	—	27
(*) For interest rate hedges, the positive amount is in terms of "fixed payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives,27 million euros correspond to "Loans and other debts"" (see Note 18).

December 31, 2022
	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
Millions of euros	2023	2024	2025	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	(2,034)	116	(77)	7,237	5,242	(2,404)	(466)	1,317	78	(1,475)
Interest rate risk	(795)	2	(123)	(5,590)	(6,506)	(211)	(187)	446	9	57
Cash flow hedges	3	—	—	1,114	1,117	(26)	(4)	8	9	(13)
Fair value hedges	(798)	2	(123)	(6,704)	(7,623)	(185)	(183)	438	—	70
Exchange rate risk	(1,340)	34	—	9,284	7,978	(1,742)	(213)	711	68	(1,176)
Cash flow hedges	744	34	—	8,824	9,602	(1,742)	(57)	704	30	(1,065)
Fair value hedges	837	—	—	460	1,297	—	(87)	7	28	(52)
Net investment in a foreign business hedges	(2,921)	—	—	—	(2,921)	—	(69)	—	10	(59)
Interest rate and exchange rate risk	101	80	46	3,543	3,770	(451)	(66)	160	1	(356)
Cash flow hedges	101	80	46	3,234	3,461	(445)	(66)	74	1	(436)
Fair value hedges	—	—	—	309	309	(6)	—	86	—	80
Undesignated derivatives	(1,964)	(479)	(525)	(2,363)	(5,331)	(264)	(246)	706	267	463
Other derivatives of interest rate	(1,539)	(688)	(525)	(2,363)	(5,115)	(264)	(59)	631	16	324
Other derivatives of exchange rate	(1,132)	—	—	—	(1,132)	—	(179)	—	145	(34)
Other derivatives	707	209	—	—	916	—	(8)	75	106	173
Total derivative instruments	(3,998)	(363)	(602)	4,874	(89)	(2,668)	(712)	2,023	345	(1,012)
No derivatives instruments of accounting hedges (***)	—	141	—	—	141	—	—	141	—	141
Exchange rate risk	—	141	—	—	141	—	—	141	—	141
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investment in a foreign business hedges	—	141	—	—	141	—	—	141	—	141
(*) For interest rate hedges, the positive amount is in terms of "fixed payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 141 million euros correspond to "Loans and other debts" (see Note 18).

The detail of hedged items by fair value hedges at December 31, 2023 and December 31, 2022 are as follows:

December 31, 2023
	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
Millions of euros	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	32	249	—	281	(15)	—	—	(15)	—
Financial assets and other non-current assets	28	96	—	124	(14)	—	—	(14)	—
Receivables and other current assets	—	150	—	150	—	—	—	—	—
Other current financial assets	4	—	—	4	(1)	—	—	(1)	—
Other heading of assets	—	3	—	3	—	—	—	—	—
Liabilities	8,092	1,365	1,495	10,952	153	(8)	34	179	(9)
Non-current financial liabilities	8,009	452	1,397	9,858	153	—	34	187	33
Payables and other non-current liabilities	—	44	—	44	—	(1)	—	(1)	—
Current financial liabilities	83	10	98	191	—	—	—	—	—
Payables and other current liabilities	—	859	—	859	—	(7)	—	(7)	(42)
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and viceversa.

December 31, 2022
	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
Millions of euros	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	15	250	—	265	8	22	—	30	—
Financial assets and other non-current assets	8	96	—	104	8	1	—	9	—
Receivables and other current assets	—	152	—	152	—	21	—	21	—
Other heading of assets	—	2	—	2	—	—	—	—	—
Liabilities	8,125	1,295	1,619	11,039	(88)	(38)	67	(59)	21
Non-current financial liabilities	7,735	468	1,454	9,657	(89)	—	15	(74)	36
Non-current lease liabilities	—	—	—	—	—	—	—	—	—
Payables and other non-current liabilities	—	60	—	60	—	(2)	—	(2)	—
Current financial liabilities	387	11	165	563	—	—	52	52	1
Payables and other current liabilities	3	756	—	759	1	(36)	—	(35)	(16)
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

The evolutions of hedges in equity at December 31, 2023 and December 31, 2022 are as follows:

	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2022	(37)	861	210	(30)	(9)	995	(270)	725
Changes in the fair value registered in equity	(49)	(445)	(66)	(66)	2	(624)	155	(469)
Transfer to the initial value of hedged item	1	6	13	—	—	20	(5)	15
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	32	19	19	—	—	70	(17)	53
Total translation differences	(3)	—	—	(1)	—	(4)	—	(4)
Other movements	—	—	—	(3)	(4)	(7)	—	(7)
Balance at 12/31/2023	(56)	441	176	(100)	(11)	450	(137)	313
Amounts remaining in equity for continuing hedges	(33)	408	250	(100)	(11)	514
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(23)	33	(74)	—	—	(64)
Balance at 12/31/2023	(56)	441	176	(100)	(11)	450
The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +240 million euros (+181 million euros in 2022), see detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this Note, and in exchange differences amounted to -324 million euros (+536 million euros in 2022).

	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2021	(70)	247	(270)	705	(5)	607	(170)	437
Changes in the fair value registered in equity	4	1,235	612	(743)	(4)	1,104	(284)	820
Transfer to the initial value of hedged item	1	(2)	(7)	—	—	(8)	2	(6)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	1	—	—	—	1	—	1
Transfer to the income statement of the period - the hedged item has affected profit or loss	26	(620)	(127)	10	—	(711)	181	(530)
Total translation differences	2	—	2	(6)	—	(2)	5	3
Other movements	—	—	—	4	—	4	(4)	—
Balance at 12/31/2022	(37)	861	210	(30)	(9)	995	(270)	725
Amounts remaining in equity for continuing hedges	10	826	290	(30)	(9)	1,087
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(47)	35	(80)	—	—	(92)
Balance at 12/31/2022	(37)	861	210	(30)	(9)	995

The evolution of cost of hedging in equity in 2023 and 2022 are as follows:

	Exchange rate risk	Total gross amount	Tax effect	Total cost of hedging in equity
	Forward element /CBS
Millions of euros	A time - period related hedge item
Balance at 12/31/2021	43	43	(11)	32
Changes in the fair value registered in equity	(59)	(59)	15	(44)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(9)	(9)	2	(7)
Balance at 12/31/2022	(25)	(25)	6	(19)
Changes in the fair value registered in equity	79	79	(20)	59
Transfer to the income statement of the period - the hedged item has affected profit or loss	(9)	(9)	2	(7)
Balance at 12/31/2023	45	45	(12)	33

The details of the ineffective portion of accounting hedges with impact on the income statement in 2023 and 2022 are as follows:

2023
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	97	98	(1)
Cash flow hedges	(39)	(39)	—
Fair value hedges	136	137	(1)
Exchange rate risk	(702)	(699)	(3)
Cash flow hedges	(409)	(406)	(3)
Net investment hedges	(293)	(293)	—
Interest rate and exchange rate risk	(45)	(35)	(10)
Cash flow hedges	(45)	(35)	(10)
Total	(650)	(636)	(14)

2022
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	(1,257)	(1,238)	(19)
Cash flow hedges	35	35	—
Fair value hedges	(1,292)	(1,273)	(19)
Exchange rate risk	(8)	(8)	—
Cash flow hedges	1,108	1,108	—
Net investment hedges	(1,116)	(1,116)	—
Interest rate and exchange rate risk	462	475	(13)
Cash flow hedges	462	475	(13)
Total	(803)	(771)	(32)

Note 20. Lease liabilities
The evolution of lease liabilities in 2023 and 2022 were as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2022	8,677
Additions	2,382
Principal and interests payments	(2,559)
Principal payments (Note 28)	(2,114)
Interests payments	(445)
Disposals	(138)
Accrued interests	435
Translation differences and hyperinflation adjustments	62
Transfers and others	88
Balance at 12/31/2023	8,947

Millions of euros	Lease liabilities
Balance at 12/31/2021	8,070
Additions	2,487
Principal and interests payments	(2,361)
Principal payments (Note 28)	(1,996)
Interests payments	(365)
Disposals	(59)
Business combinations	124
Accrued interests	393
Translation differences and hyperinflation adjustments	246
Transfers and others	(223)
Balance at 12/31/2022	8,677
"Additions" includes fixed asset sale and leaseback transactions, which amounted to 21 million euros in 2023 (125 million euros in 2022). The gain recorded in 2023 and 2022 for sale and leaseback transactions amounted to 105 million euros and 381 million euros, respectively (see Note 26).
"Business combinations" in 2022 included 117 million euros of lease liabilities related to the acquisition of rights of use of Oi (see Note 29), as well as, 2 and 5 million euros for the incorporation of the Incremental group and the BE-terna group, respectively (see Note 5).
There are commitments for leases not started at December 31, 2023 amounting to 1,117 million euros, mainly related to the sites construction agreement between Telefónica Germany GmbH and Telxius Towers Germany GmbH (at December 31, 2022 1,569 million euros).
"Transfers and others" in 2022 included the reclassification of lease liabilities on shutdown site contracts of Pegaso PCS amounted to 264 million euros.
The maturity schedule of lease liabilities at December 31, 2023 is as follows:

Millions of euros
	Current	Non-Current
Maturity	2024	2025	2026	2027	2028	Subsequent years	Non-current total	Total
Lease liabilities	2,354	1,876	1,455	1,190	1,008	2,060	7,589	9,943

Note 21. Payables and other non-current liabilities
The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Payables	1,913	1,914
Trade payables	553	463
Debt for spectrum acquisition	1,184	1,293
Other payables	175	158
Payables to associates and joint ventures (Note 10)	1	—
Other non-current liabilities	1,692	1,632
Contractual liabilities (Note 23)	778	891
Deferred revenue	126	199
Current tax payables	784	542
Long-term insurance and reinsurance contracts liabilities from associates and joint ventures (Note 10)	4	—
Total	3,605	3,546
"Non-currrent debt for spectrum acquisition" as of December 31, 2023 and December 31, 2022, is detailed below:

Millions of euros	12/31/2023	12/31/2022
Telefónica Spain	69	74
Telefónica Colombia	108	85
Telefónica Brazil	211	243
Telefónica Germany	791	891
Telefónica Uruguay	5	—
Total	1,184	1,293
The outstanding liabilities at December 31, 2023 from the acquisition of spectrum licenses by Telefónica Brazil in November 2021 amounted to 1,301 million Brazilian real (243 million euros) including 949 million Brazilian reais (177 million euros) are classified as non-current. At December 31, 2022, outstanding liabilities amounted to 1,844 million Brazilian reais (331 million euros at exchange rate of 2022), including 1,192 million Brazilian reais (214 million euros at closing exchange rate of 2022) were classified as non-current.
In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a cost of 1,425 million euros. The Company, like the other auction participants, reached an agreement to defer payments in interest-free annual installments until 2030, instead of an upfront one-time payment (see Appendix VI). In 2023 and 2022, payments amounting to 108 million euros have been made each year (see Note 28). The current value of the debt at December 31, 2023 amounted to 898 million euros (998 million euros at December 31, 2022), 791 million euros have a maturity of more than twelve months (891 million euros at December 31, 2022).
Payments for financed licenses for the years 2023 and 2022 amounted to 245 and 657 million euros, respectively (see Note 28).
“Deferred revenues” include grants amounting to 47 million euros at December 31, 2023 (53 million euros at December 31, 2022).

Note 22. Payables and other current liabilities
The breakdown of "Payables and other current liabilities" of the Telefónica Group at December 31, 2023 and December 31, 2022 and the opening balance as of January 1, 2023 after the impacts of first application of IFRS 17 (see Note 3) is as follows:

Millions of euros	12/31/2023	12/31/2022	First application of IFRS 17 impact	01/01/2023
Payables	12,138	12,018	(197)	11,821
Trade payables	7,693	7,545	(197)	7,348
Payables to suppliers of property, plant and equipment	2,763	2,841	—	2,841
Debt for spectrum acquisition	218	248	—	248
Other payables	1,176	1,088	—	1,088
Dividends pending payment	166	203	—	203
Payables to associates and joint ventures (Note 10)	122	93	—	93
Other current liabilities	1,819	1,491	198	1,689
Contract liabilities (Note 23)	1,035	1,038	—	1,038
Deferred revenue	98	102	—	102
Advances received	465	350	—	350
Short-term insurance and reinsurance contracts liabilities	197	—	198	198
Short-term insurance and reinsurance contracts liabilities and other liabilities to associates and joint ventures (Note 10)	24	1	—	1
Total	13,957	13,509	1	13,510
"Current debt for spectrum acquisition" as of December 31, 2023 and December 31, 2022, is detailed below:

Millions of euros	12/31/2023	12/31/2022
Telefónica Germany	107	107
Telefónica Colombia	10	17
Telefónica Brazil	66	117
Telefónica Spain	7	7
Telefónica Ecuador	16	—
Telefónica Uruguay	12	—
Total	218	248
At December 31, 2023 and December 31, 2022, “Payables for spectrum acquisition”, includes the debt maturing within twelve months of the spectrum licenses in Telefónica Brazil acquired in November 2021 and the spectrum licenses in Telefónica Germany acquired in June 2019 (see Note 21).
“Deferred revenue” includes grants amounting to 24 million euros at December 31, 2023 (17 million euros at December 31, 2022).

The composition of current "Other payables" at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Accrued employee benefits	621	608
Other non-financial non-trade payables	555	480
Total	1,176	1,088
Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5, modified by Law 18/2022, of September 28.
In accordance with the aforementioned Law 15/2010, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2023	2022
Number of days
Weighted average maturity period	51	53
Ratio of payments	53	55
Ratio of outstanding invoices	39	42
Millions of euros
Total payments	7,897	8,362
Outstanding invoices	1,211	1,251
On October 19, 2022, Law 18/2022, of September 28, on the creation and growth of companies, came into force, which modifies the third additional provision of Law 15/2010. The new standard establishes the obligation to publish in annual accounts, in addition to the information already required, the monetary volume and number of invoices paid in a period less than the maximum established in the late payment regulations, and the percentage they represent of the total number of invoices and on the total monetary payments to its suppliers. This information for the 2023 and 2022 financial years is shown below:

	2023	2022
Monetary volume of invoices paid in a period less than the maximum established in the regulations (millions of euros)	4,558	4,899
Percentage of total payments	58%	59%
Number of invoices paid in a period less than the maximum established in the regulations	141,862	157,523
Percentage of the total number of invoices paid	51%	54%
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2023 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2023 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2023, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 51 days (53 days in 2022).

Note 23. Breakdown of contractual assets and liabilities, and capitalized costs
The movement of contractual assets and capitalized costs in 2023 and 2022 is as follows:

Millions of euros	Balance at 12/31/2022	Additions	Disposals	Transfers	Balance at 12/31/2023
Long-term contractual assets (Note 12)	359	118	(17)	(135)	325
Contractual assets	360	118	(17)	(135)	326
Impairment losses	(1)	—	—	—	(1)
Short-term contractual assets (Note 14)	195	276	(403)	134	202
Contractual assets	202	277	(404)	134	209
Impairment losses	(7)	(1)	1	—	(7)
Total	554	394	(420)	(1)	527

Millions of euros	Balance at 12/31/2021	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/2022
Long-term contractual assets (Note 12)	209	261	(12)	(100)	1	359
Contractual assets	210	261	(12)	(100)	1	360
Impairment losses	(1)	—	—	—	—	(1)
Short-term contractual assets (Note 14)	133	294	(337)	100	5	195
Contractual assets	141	295	(340)	100	6	202
Impairment losses	(8)	(1)	3	—	(1)	(7)
Total	342	555	(349)	—	6	554
Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

The movement of the deferred expenses in 2023 and 2022 is as follows:

Millions of euros	Balance at 12/31/2022	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/2023
Non-current capitalized costs (Note 12)	854	838	(2)	(682)	(7)	1,001
Of obtaining a contract	610	694	(1)	(536)	7	774
Of fulfilling a contract	244	144	(1)	(146)	(14)	227
Impairment losses	—	—	—	—	—	—
Current capitalized costs (Note 14)	885	620	(1,175)	684	(16)	998
Of obtaining a contract	710	534	(967)	538	—	815
Of fulfilling a contract	175	86	(208)	146	(16)	183
Impairment losses	—	—	—	—	—	—
Total	1,739	1,458	(1,177)	2	(23)	1,999

Millions of euros	Balance at 12/31/2021	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2022
Non-current capitalized costs (Note 12)	555	820	(2)	(547)	19	9	854
Of obtaining a contract	371	671	—	(447)	6	9	610
Of fulfilling a contract	184	149	(2)	(100)	13	—	244
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	668	630	(987)	547	20	7	885
Of obtaining a contract	537	509	(801)	448	10	7	710
Of fulfilling a contract	131	121	(186)	99	10	—	175
Impairment losses	—	—	—	—	—	—	—
Total	1,223	1,450	(989)	—	39	16	1,739
The movement of contractual liabilities of contracts with customers in 2023 and 2022 is as follows:

Millions of euros	Balance at 12/31/2022	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/2023
Long-term contractual liabilities (Note 21)	891	162	(2)	(1)	(279)	7	778
Short-term contractual liabilities (Note 22)	1,038	5,374	(973)	(4,700)	286	10	1,035
Total	1,929	5,536	(975)	(4,701)	7	17	1,813

Millions of euros	Balance at 12/31/2021	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2022
Long-term contractual liabilities (Note 21)	829	300	(2)	—	(242)	6	—	891
Short-term contractual liabilities (Note 22)	958	5,546	(984)	(4,756)	236	16	22	1,038
Total	1,787	5,846	(986)	(4,756)	(6)	22	22	1,929
The maturity schedule of contractual liabilities at December 31, 2023 is as follows:

Millions of euros	2024	2025	2026	Subsequent years	Total
Contractual liabilities, activation fees	23	9	1	2	35
Contractual liabilities, sales of prepay cards	487	—	—	—	487
Contractual liabilities, services	306	49	11	72	438
Contractual liabilities, sales of handsets	33	5	—	—	38
Contractual liabilities, sales of other equipments	3	—	—	18	21
Contractual liabilities, irrevocable rights to use	69	55	49	396	569
Other contractual liabilities	114	24	19	68	225
Maturity of performance obligations	1,035	142	80	556	1,813

Note 24. Provisions
The amounts of provisions in 2023 and 2022 are as follows:

	12/31/2023			12/31/2022
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,005	4,949	5,954	885	4,093	4,978
Termination plans	282	1,461	1,743	135	241	376
Post-employment defined benefit plans	12	428	440	9	329	338
Other benefits	711	3,060	3,771	741	3,523	4,264
Dismantling of assets	17	505	522	26	502	528
Other provisions	574	2,000	2,574	720	1,910	2,630
Total	1,596	7,454	9,050	1,631	6,505	8,136
a) Employee benefits
In 2023 the Group recorded a provision of 1,538 million euros (179 million euros in 2022), of which 1,320 million euros corresponds to Telefónica Spain mainly relating to the agreement reached with the most representative Trade Unions for the execution of Collective Redundancies, explained in Termination plans in this note (57 million euros in 2022). The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2023	2022
Telefónica Spain	1,320	57
Telefónica Germany	11	16
Telefónica Hispam	128	98
Other companies	79	8
Total	1,538	179
Termination plans
The movement in provisions for termination plans in 2023 and 2022 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/2021	628
Additions	106
Retirements/amount applied	(311)
Transfers	(43)
Translation differences, hyperinflation adjustments and accretion	(4)
Provisions for termination plans at 12/31/2022	376
Additions	1,520
Retirements/amount applied	(133)
Translation differences, hyperinflation adjustments and accretion	(20)
Provisions for termination plans at 12/31/2023	1,743
Telefónica Spain
On December 28, 2023 certain subsidiaries of Telefónica Spain, taking into account the concurrence of productive, organizational and technical causes, has reached an agreement with the most representative Trade Unions for the execution of collective redundancies up to a total of 3,420 employees, to which employees turning 56 years or older during 2024 and with a seniority of more than 15 years have adhered (see Note 2). This agreement was endorsed on January 3, 2024.

As a consequence of these agreements, a provision of 1,299 million euros has been recorded, charged to the personnel expenses heading of the consolidated income statement in 2023. The amount for this provision classified as current totaled 107 million euros.
The discount rate used for this termination plan at December 31, 2023 was 3.00% with an average plan length of 4.05 years.
Additionally, the III Collective Bargaining Agreement has been signed, valid until December 31, 2026 and extendable for another year, with the aim of moving towards a more digital, flexible company prepared for future challenges in a highly competitive context and deep transformation.
Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2023
Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	236	764	74	15	1,089
Assets	(103)	(777)	—	(14)	(894)
Net provision before asset ceiling	133	(13)	74	1	195
Asset ceiling	—	200	—	—	200
Total	133	187	74	1	395
Net provision	143	201	86	10	440
Net assets	10	14	12	9	45

12/31/2022
Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	208	622	64	19	913
Assets	(101)	(751)	—	(18)	(870)
Net provision before asset ceiling	107	(129)	64	1	43
Asset ceiling	—	266	—	—	266
Total	107	137	64	1	309
Net provision	117	138	75	8	338
Net assets	10	1	11	7	29
The movement in the present value of obligations in 2023 and 2022 is as follows:

Millions of euros	Germany	Brazil	Hispam	Other	Total
Present value of obligation at 12/31/2021	322	549	67	22	960
Translation differences	—	74	(7)	1	68
Current service cost	11	3	4	1	19
Interest cost	3	54	6	—	63
Actuarial losses and gains	(123)	(10)	3	—	(130)
Benefits paid	(5)	(48)	(4)	(1)	(58)
Plan curtailments	—	—	(3)	—	(3)
Other movements	—	—	(2)	(4)	(6)
Present value of obligation at 12/31/2022	208	622	64	19	913
Translation differences	—	27	4	—	31
Current service cost	11	2	5	1	19
Interest cost	8	61	8	1	78
Actuarial losses and gains	15	101	2	—	118
Benefits paid	(6)	(49)	(5)	(1)	(61)
Plan curtailments	—	—	(3)	—	(3)
Other movements	—	—	(1)	(5)	(6)
Present value of obligation at 12/31/2023	236	764	74	15	1,089
Movements in the fair value of plan assets in 2023 and 2022 are as follows:

Millions of euros	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2021	99	660	15	774
Translation differences	—	89	1	90
Interest income	1	65	—	66
Actuarial losses and gains	(1)	(2)	—	(3)
Company contributions	2	—	—	2
Benefits paid	(3)	(42)	—	(45)
Transfers	3	—	2	5
Other movements	—	(19)	—	(19)
Fair value of plan assets at 12/31/2022	101	751	18	870
Translation differences	—	31	—	31
Interest income	3	74	—	77
Actuarial losses and gains	—	(30)	—	(30)
Company contributions	2	—	—	2
Benefits paid	(3)	(45)	—	(48)
Transfers	—	—	(4)	(4)
Other movements	—	(4)	—	(4)
Fair value of plan assets at 12/31/2023	103	777	14	894

Telefónica Brazil post-employment benefit plans
Telefónica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil
The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2023	12/31/2022
Discount rate	8.90% - 9.18%	9.75% - 9.83%
Nominal rate of salary increase	4.57% - 6.60%	4.57% - 6.35%
Long-term inflation rate	3.50%	3.50%
Growth rate for medical costs	6.61%	6.61%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	405	391	420
Health plans	358	337	383
Total obligation	763	728	803

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	405	405	405
Health plans	358	409	317
Total obligation	763	814	722

Other employee benefits
Telefónica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plans
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV). This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. In September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that was completely voluntary for the year 2019, with the same conditions as the previous one. In 2021, Telefónica España signed a Social Pact for Employment supported by the largest trade unions, which contemplated an Individual Suspension Plan of employment, fully voluntary.
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
At the end of each period, the current value of the forecast payment flows to meet the commitments of these programs (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. At 2023 and 2022 year-ends, this figure was calculated using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.
The provision at December 31, 2023 amounted to 3,648 million euros (4,150 million euros at December 31, 2022).
The discount rate used for these provisions at December 31, 2023 was 3.08% with an average plans length of 3.18 years.
Sensitivity of the valuation
The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plans of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(171)	(171)	161	161
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 161 million euros and have a positive impact on the income statement of 161 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 171 million euros and have a negative impact on the income statement of 171 million euros before tax.
The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).
b) Provisions for dismantling of assets
The movement of provision for dismantling of assets in 2023 and 2022 is as follows:

Millions of euros
Dismantling of assets at December 31, 2021	577
Additions	141
Accretion	(160)
Retirements/amount applied	(41)
Transfers	16
Translation differences and other	(5)
Dismantling of assets at December 31, 2022	528
Additions	54
Accretion	23
Retirements/amount applied	(67)
Transfers	14
Translation differences and other	(30)
Dismantling of assets at December 31, 2023	522
The detail by segments of provision for dismantling of assets in 2023 and 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Telefónica Spain	16	18
Telefónica Germany	354	323
Telefónica Brazil	76	71
Telefónica Hispam	76	116
Total	522	528
c) Other provisions
The movement in “Other provisions” in 2023 and 2022 is as follows:

Millions of euros
Other provisions at December 31, 2021	2,128
Additions and accretion	856
Retirements/amount applied	(646)
Business combinations	226
Transfers	(7)
Translation differences and other	73
Other provisions at December 31, 2022	2,630
Additions and accretion	809
Retirements/amount applied	(805)
Transfers	(16)
Translation differences and other	(44)
Other provisions at December 31, 2023	2,574
"Business combinations" in 2022 mainly corresponded to provisions related to the acquisition of mobiles assets of Oi (see Note 5).
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
The balance of these provisions at December 31, 2023 and December 31, 2022 is shown in the following table:

Millions of euros	12/31/2023	12/31/2022
Tax proceedings	515	446
Regulatory proceedings	329	336
Labor claims	130	97
Civil proceedings	229	214
Amounts to be refunded to customers	18	108
Provision for fines for canceling lease agreements	8	99
Total	1,229	1,300
Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011, GVT in 2015 and the mobile assets of Oi in 2022 (see Note 5). These contingent liabilities amounted to 187 million euros at December 31, 2023 (176 million euros at December 31, 2022).
In 2022, Complementary Law No. 194 was enacted in Brasil, leading to a reduction in the tax rate ICMS on communications services and the respective refund of these amounts to customers. The provision in Telefónica Brasil at December 31, 2023 amounted to 18 million euros (108 million euros at December 31, 2022).
"Provision for fines for canceling lease agreements" relates to the acquisition of Garliava, resulting from the sale or shutdown of sites (see Note 5).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2023	12/31/2022
Federal taxes	149	140
State taxes	248	200
Municipal taxes	9	8
FUST	109	98
Total	515	446

The breakdown of changes in provisions for tax proceedings in 2023 and 2022 is as follows:

Millions of euros
Balance at 12/31/2021	340
Movements with a counterparty in operating income	31
Write-offs due to payment	(6)
Monetary updating	37
Translation differences	44
Balance at 12/31/2022	446
Movements with a counterparty in operating income	16
Write-offs due to payment	(3)
Monetary updating	38
Translation differences	18
Balance at 12/31/2023	515
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 36,963 million Brazilian reals (6,909 million euros) as of December 31, 2023 (33,473 million Brazilian reals, 6,009 million euros as of December 31, 2022). The possible contingencies from the main income tax proceedings (federal tax) are described in Note 25.
Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).
With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. Consolidated provisions totaled 1,761 million Brazilian reals (329 million euros) at December 31, 2023 (1,869 million Brazilian reals, 336 million euros at December 31, 2022). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 6,765 million Brazilian reals (1,264 million euros) at December 31, 2023 (5,845 million Brazilian reals, 1,049 million euros at December 31, 2022), including the sanction for breaches of the Fixed Telephony Regulation (see Note 29.a).
In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 398 million euros at December 31, 2023 (391 million euros at December 31, 2022).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2023 and December 31, 2022 are as follows:

Millions of euros	12/31/2023	12/31/2022
Tax proceedings	304	280
Labor claims	17	21
Civil proceedings	161	248
Regulatory proceedings	58	54
Garnishments	4	4
Total	544	607
Current (see Note 15)	14	106
Non-current (see Note 12)	531	501

Note 25. Tax matters
Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 45 companies at December 31, 2023 (47 companies at December 31, 2022).
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
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2023 and 2022 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2022	4,884	3,067
Additions	2,040	383
Disposals	(760)	(673)
Transfers	15	21
Translation differences and hyperinflation adjustments	61	(92)
Company movements and others	—	(4)
Balance at December 31, 2023	6,240	2,702

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2021	5,616	2,602
Additions	1,080	685
Disposals	(1,877)	(400)
Transfers	21	(30)
Translation differences and hyperinflation adjustments	42	184
Company movements and others	2	26
Balance at December 31, 2022	4,884	3,067
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies.

Main changes registered in 2023
Following the ruling of the General Court Judgment of September 27, 2023 that finally annuls the Third Decision (EU) 2015/314 of the Commission (see Tax deductibility of financial goodwill in Spain in this note) an addition of tax credits for tax loss carryforwards has been recognized with a balancing entry in the income tax amounting to 334 million euros.
Likewise, as of December 31, 2023, the recoverability of the deferred tax assets of the Tax Group in Spain has been estimated, considering: i) the estimates of results of the companies that make up the Tax Group; and ii) the effects of RD 3/2016 (see Constitutional Court Judgment on Royal Decree Law 3/2016 in this note). Following this analysis, deferred tax assets have been recorded for negative tax bases and deductions, with a counterpart in income taxes, in the amount of 541 million euros.
Additionally, in 2023 there were additions of deferred tax assets for 412 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies include in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2023 included the impact of the materialization of these provisions and its financial update, amounting to 208 million euros.
Deferred tax assets have been added in Spain in the amount of 306 million euros, as a consequence of Law 38/2022, of December 27, which establishes temporary measures in determining the tax base under the tax consolidation regime, limiting the amount of individual tax loss carryforwards corresponding to fiscal year 2023 to 50%.
Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 115 million euros and applied tax loss carryforwards amounting to 41 million euros in 2023. Furthermore, Telefónica Germany recognized deferred tax liabilities disposals amounting to 18 million euros.
The additions of deferred tax assets included tax credits recognized for 73 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2023 amounting to 79 million euros.
Telefónica Brasil recognized additions of deferred tax assets in the amount of 23 million euros, applied tax loss carryforwards amounting to 60 million euros and recognized disposals for temporary differences in the amount of 61 million euros in 2023. Additionally, it recognized additions of liabilities for deferred taxes amounting to 119 million euros and disposals of deferred tax liabilities amounting to 266 million euros.
Telefónica Chile recognized additions of deferred tax assets in the amount of 94 million euros and disposals of deferred tax assets in the amount of 18 million euros in 2023. Additionally, recognized additions of deferred tax liabilities in the amount of 48 million euros and disposals of deferred tax liabilities amounting to 28 million euros.
Telefónica Colombia recognized additions of deferred tax assets in the amount of 9 million euros and disposals of deferred tax assets in the amount of 66 million euros in 2023. Additionally, recognized disposals of deferred tax liabilities in the amount of 13 million euros.
The movements relating to deferred taxes recognized directly in equity in 2023 amounted to 2 million euros of additions (net position of higher deferred tax liabilities) and 194 million euros of disposals (net position of higher deferred tax liabilities).
Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 258 million euros as of December 31, 2023 (319 million euros as of December 31, 2022). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 233 million euros as of December 31, 2023 (234 million euros as of December 31, 2022).

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
Expected realization of deferred tax assets and liabilities
The estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2023 is as follows:

Millions of euros
12/31/2023	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,240	779	5,461
Deferred tax liabilities	2,702	370	2,332
Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2023	12/31/2022
Tax credits for loss carryforwards	2,803	2,011
Unused tax deductions	733	565
Deferred tax assets for temporary differences	2,704	2,308
Total deferred tax assets	6,240	4,884
Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2023 and 2022 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2022	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2023
Spain	457	725	(75)	—	3	1,110
Germany	810	189	(120)	—	—	879
Latin America	741	133	(113)	—	53	814
Other	3	—	(3)	—	—	—
Total tax credits for loss carryforwards	2,011	1,047	(311)	—	56	2,803

Location of the company (Millions of euros)	Balance at 12/31/2021	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2022
Spain	999	58	(600)	—	—	457
Germany	778	153	(122)	1	—	810
Latin America	861	64	(216)	—	32	741
Other	1	3	(1)	—	—	3
Total tax credits for loss carryforwards	2,639	278	(939)	1	32	2,011
The Spanish tax group considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amount to 4,628 million euros at December 31, 2023:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	2,633	—	2,633
Tax loss carryforwards generated before consolidation in the tax group	1,995	—	1,995
Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2023 amounted to 1,110 million euros (457 million euros at December 31, 2022). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 77 million euros (498 million euros at December 31, 2022). These tax credits do not expire.
The Group companies in Germany have recognized 879 million euros of tax credits for loss carryforwards at December 31, 2023. Total unrecognized tax credits for loss carryforwards of these companies amount to 5,295 million euros (5,452 million euros at December 31, 2022). These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial position arising from the Latin American subsidiaries at December 31, 2023 amounted to 814 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 841 million euros (683 million euros at December 31, 2022).
Deductions
The Group has recognized 733 million euros of tax credits from deductions at December 31, 2023, in Spain (565 millIon euros in 2022), generated primarily from R+D+i, double taxation, donations to non-profit organizations and film productions. Total unrecognized tax credits from deductions in Spain amount to 244 million euros at December 31, 2023.
Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2023 and 2022 are as follows:

Millions of euros	12/31/2023	12/31/2022
Goodwill and intangible assets	787	828
Property, plant and equipment	378	473
Personnel commitments	1,498	1,278
Provisions	1,062	935
Inventories and receivables	330	324
Rights of use	48	51
Lease liabilities	994	1,049
Other concepts	489	267
Total deferred tax assets for temporary differences	5,586	5,205
Deferred tax assets and liabilities offset	(2,882)	(2,897)
Total deferred tax assets for temporary differences registered in the statement of financial position	2,704	2,308

Millions of euros	12/31/2023	12/31/2022
Goodwill and intangible assets	1,928	1,970
Property, plant and equipment	1,105	1,282
Personnel commitments	2	12
Provisions	454	447
Investments in subsidiaries, associates and other shareholdings	327	374
Inventories and receivables	—	—
Rights of use	1,023	1,046
Other concepts	743	833
Total deferred tax liabilities for temporary differences	5,584	5,964
Deferred tax assets and liabilities offset	(2,882)	(2,897)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,702	3,067
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
Total unrecognized tax credits from temporary differences, mainly from Pegaso Pcs S.A. de C.V. and Colombia Telecomunicaciones S.A. ESP BIC, amount to 982 million euros at December 31, 2023.

Tax payables and receivables
Current tax payables and receivables at December 31, 2023 and 2022 are as follows:

Millions of euros	Balance at 12/31/2023	Balance at 12/31/2022
Tax payables
Tax withholdings	111	96
Indirect taxes	561	390
Social security	117	114
Current income taxes payable	769	957
Other	311	363
Total	1,869	1,920

Millions of euros	Balance at 12/31/2023	Balance at 12/31/2022
Tax receivables
Indirect taxes	493	569
Current income taxes receivable	598	1,549
Other	102	95
Total	1,193	2,213
The heading "Current income taxes receivable" as of December 31, 2022 included a receivable from Telxius Telecom amounting to 876 million euros corresponding to the income tax for the 2021 fiscal year, which was mainly generated by the second advance corporation tax paid for 2021 ("minimum instalment payment regime", regulated by RDL 2/2016 of 30 September, which is calculated on the positive result of the consolidated profit and loss account of its tax group whose parent company is Telxius Telecom). The profit obtained on the sale of its tower division subsidiaries, despite being tax exempt (at 95%) from corporate income tax, was nevertheless included in the basis for calculating the instalment payment. This credit was included into consideration for the annual corporate income tax return for 2021, which was filed in July 2022. The effective recovery of this credit took place in January 2023.
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
Additionally, Telefónica Brazil has another legal proceeding that became final in 2018 for which it partially recognized the credit. The remaining portion of this process, relating to the period from April 1998 to June 2002 was not recognized at that time, as Telefónica Brazil considered it to be a contingent asset and, therefore, did not meet the parameters for its accounting recognition. In August 2022, based on the evolution of more recent decisions handed down by the STF that could impact the process in question, Telefónica Brazil, supported by the opinions of its legal advisors, concluded that the aforementioned process reached the status of net recoverability and therefore would be entitled to the accounting recognition of the remaining portion of the credit. Consequently, in 2022 1,146 million Brazilian reais (212 million euros at the average exchange rate of December, 2022) were registered in "Current income taxes receivable". The impact in the consolidated income statement at 2022 amounted to 397 million Brazilian reals (73 million euros) reducing "Taxes other than income tax" within "Other expenses" (see Note 26), 749 million Brazilian reals (139 million euros) in "Finance income" (see Note 19) and 67 million Brazilian reals correspond to monetary updating (12 million euros). In 2022 the Company started the offset of said credit and at December 31, 2022 the credits pending compensation amounting to 787 million Brazilian reals, equivalent to 141 million euros at the closing exchange rate of December 31, 2022. At December 31, 2023 these credits had been totally compensated.

In 2023, after evaluating a complementary issue, Telefónica Brazil offset an additional tax credit amounted to 522 million Brazilian reals (97 million euros at the average exchange rate of December, 2023). The impact in the consolidated income statement of 2023 amounted to 277 million Brazilian reals (51 million euros) reducing "Taxes other than income tax" within "Other expenses" (see Note 26) and 245 million Brazilian reals (46 million euros) in "Finance income" (see Note 19).
As of December 31, 2023, these credits have been fully compensated.
"Current income taxes payable" as of December 31, 2023 includes the balance provisioned for litigation in Peru (see Tax litigation in Telefónica del Perú in this note).
Reconciliation of book profit before taxes to taxable income
The reconciliation between book profit before tax and the income tax expense from continuing operations for 2023, 2022 and 2021 is as follows:

Millions of euros	2023	2022	2021
Accounting profit before tax	(1,473)	2,960	12,095
Tax expense at prevailing statutory rate	(248)	797	2,768
Permanent differences	442	(793)	(1,705)
Changes in deferred tax charge due to changes in tax rates	—	1	51
(Capitalization)/reversal of tax deduction and tax relief	(173)	88	225
(Capitalization)/reversal of loss carryforwards	(855)	197	(307)
Increase/(decrease) in tax expense arising from temporary differences	11	43	84
Other concepts	(76)	308	262
Corporate income tax	(899)	641	1,378
Breakdown of current/deferred tax expense
Current tax expense	473	(218)	831
Deferred tax expense	(1,372)	859	547
Total Corporate income tax	(899)	641	1,378
2023
Permanent differences for 2023 mainly include 477 million euros that result from excluding from the reconciliation the share of loss of VMO2 accounted for by the equity method (see Note 10). This result is part of the Accounting profit before tax but has no effect on the consolidated Corporate income tax.
(Capitalization)/reversal of tax deduction and tax relief in 2023 mainly includes the reversal of deferred tax assets for tax credits of the Telefónica, S.A. tax group amounting to 173 million euros, with a balancing entry in deferred tax expense (see Main changes registered in 2023 above in this note).
(Capitalization)/reversal of loss carryforwards in 2023 mainly includes the effect of the General Court Judgment of September 27, 2023 that finally annuls the Third Decision (EU) 2015/314 of the Commission (see Tax deductibility of financial goodwill in Spain in this note) with counterpart in deferred tax assets amounting to 334 million euros and the activation of tax credits for tax loss carryforwards generated in previous years of Telefónica, S.A. for an amount of 368 million euros, the recognition of tax credits for tax loss carryforwards generated in previous years of Telefónica Germany amounting to 115 million euros and Group 3G UMTS Holding GmbH amounting to 73 million euros are included too in (Capitalization)/reversal of loss carryforwards in 2023 (see Main changes registered in 2023 above in this note).
2022
"Permanent differences" for 2022, mainly includes 651 million of income corresponding to the last corporate simplification implemented in Brazil due to the approval in 2021 of a new Telecommunications Law (Law 14.195 of 26 August 2021), the consequent repeal of Decree 2.617/1998, which abolishes the obligation to control a telecommunications company through a Brazilian company.

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
(Capitalization)/reversal of loss carryforwards in 2022 mainly includes the effect of unrecorded tax loss carryforwards generated in the year and the reversal of tax loss carryforwards generated in prior years of the Telefónica, S.A. tax group, amounting to 326 million euros and 85 million euros, respectively. On the other hand, the recognition of tax credits for tax loss carryforwards generated in previous years of Telefónica Germany amounting to 76 million euros and Group 3G UMTS Holding GmbH amounting to 76 million euros are included too in (Capitalization)/reversal of loss carryforwards in 2022 (see Main changes registered in 2022 above in this note).
Other items in 2022 mainly include an expense of 241 million euros as a result of the provision for tax contingencies recorded during the year by Telefónica del Perú (see Tax litigation at Telefónica del Perú later in this note).
2021
"Permanent differences" for 2021 mainly included the effect of the corporate income tax exemption on capital gains generated on the constitution of VMED O2 UK and on the sale of Telxius' telecommunications tower division (see Note 2). It also included 387 million euros expense for the signing of the Settlement Agreement following the closure of the corporate income tax audit for the years 2014 to 2017 in Spain referred to in the section "Inspections of the tax group in Spain" of this note.
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
"(Capitalization)/reversal of loss carryforwards" in 2021 included the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 77 million euros and 72 million euros, respectively, the recognition of tax credits in Brazil amounting to 221 million euros as a result of a decision of the Supreme Federal Court of September 24, 2021, partially compensated by the reversal of the tax group in Spain amounting to 65 million euros.
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
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2023, was 2,206 million euros.
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
The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and the 2nd Decisions resumed on October 19, 2021. The General Court of the Court of Justice of the European Union issued a ruling on September 27, 2023 annulling the Commission's Third Decision (EU) 2015/314, effective as of the day of its publication. However, the proceedings have not been finally concluded as the European Commission appealed the ruling to the Court of Justice of the European Union on December 14, 2023.
As a result of the execution of this Sentence, as well as that of the Constitutional Court on Royal Decree Law 3/2016, Telefónica could once again have available (in addition to the 334 million euros in accordance with the opinion of the Company and its advisors as to the likely outcome of the aforementioned appeal), totally or partially, the tax credits for negative tax bases and deductions under Constitutional Court Ruling on Royal Decree Law 3/2016 of this note.
The "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019, February 2021 and July 2023, the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, 2016 to 2018 and 2019 to 2020, respectively. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 13.4 million euros.
Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group applied in 2023 the provision for the recovered part, 49 million euros, and has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 419 million euros as of December 31, 2023 (406 million euros as of December 31, 2022).
Inspections of the tax group in Spain
In July 2019, new inspection procedures were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The periods audited for Corporate Income Tax were the years 2014 to 2017.
The closing of the inspection procedure took place in January 2022, with the Settlement Agreement being notified, and which the Company challenged in an economic-administrative procedure at the Central Economic-Administrative Court due to the adjustments with which it did not agree, mainly related to the "juros sobre el capital propio". In December 2022, the Company received a rejection resolution from the Central Economic-Administrative Court, which was challenged on the National High Court in February 2023. The final decision is still pending.

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
In July 2023 new inspection procedures were initiated with respect to several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and periods being audited were as follows: corporate income tax for the years 2018 to 2021 and value added tax for the period from May to December 2019 as well as for the years 2020 and 2021.
As a result of the ongoing inspection process and the years still to be inspected, at the end of the financial year 2023, it is not estimated that there will be a need to recognize additional liabilities in the Consolidated Financial Statements.
Constitutional Court Ruling on Royal Decree Law 3/2016
On January 18, 2024, the plenary session of the Constitutional Court of Spain ("TC") unanimously declared unconstitutional certain measures introduced by Royal Decree-Law 3/2016 of December 2 on corporate income tax. Specifically, the TC declared unconstitutional the setting of stricter ceilings for the offsetting of negative tax bases, the introduction ex novo of a limit on the application of double taxation deductions, and the obligation to automatically integrate into the tax base of the tax the impairment of holdings that had been deducted in previous years. This ruling, following the trend of previous TC rulings, points out that, in the interest of legal certainty, the effects of the declaration of unconstitutionality are limited.
However, because Telefónica has submitted letters of request for rectification for the financial years 2016 onwards of both the consolidated self-assessment tax returns (Form 220) of the Tax Group 24/90 and the individual self-assessment tax returns (Form 200) of the Group companies affected by the measures, Telefónica would not be affected by any such limitation on the scope of the declaration of unconstitutionality.
Although the corporate income tax returns of the Tax Group 24/90 in Spain for the years 2016 to 2022 will be affected by the aforementioned ruling, it is not possible at this time to determine with any degree of certainty what the specific effects on Telefónica's tax position will be or, given the status of the proceedings in which Telefónica's claims are being resolved, when the administrative rulings recognizing such effects will be issued. This is because there are various factors of uncertainty which make it impossible to determine, from a quantitative point of view, these effects, or to predict when they may be determined or when they will materialize.
As a result of the implementation of this TC ruling, as well as that of the General Court of the Court of Justice of the European Union regarding the amortization of goodwill, Telefónica could again have available (in addition to the 334 million euros, see Main changes registered in 2023 above in this note), totally or partially, the following tax credits for tax loss carryforwards and deductions used in the settlements of those years; for tax loss carryforwards for the years: 2002, 247 million euros, 2004, 21 million euros, 2011, 615 million euros and 2015, 1,503 million euros; and, for deductions: for double taxation from 2010 to 2020, 952 million euros, for reinvestment from 2003 and from 2011 to 2013, 23 million euros, for investments from 2003 to 2013, 476 million euros, for donations from 2009 to 2018, 260 million euros, for fixed assets in the Canary Islands from 2010 to 2020, 101 million euros and for reversal of temporary measures from 2015 to 2020, 29 million euros.
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
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 23,130 million Brazilian reais as of December 31, 2023 (approximately 4,323 million euros at the exchange rate on that date, see Note 24 to the Consolidated Financial Statements), 21,712 million Brazilian reais as of December 31, 2022 (approximately 3,898 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to the federal income taxes for the total amount of 30,379 million Brazilian reais as of December 31, 2023 (approximately 5,678 million euros at the exchange rate on that date), 29,778 million Brazilian reais as of December 31, 2022 (approximately 5,346 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2020 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
There are other probable contingencies in relation to the federal income taxes for the total amount of 198 million Brazilian reais as of December 31, 2023 (approximately 37 million euros at the exchange rate as of December 31, 2023), 104 million Brazilian reais as of December 31, 2022 (approximately 19 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.
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
The Company has recorded the necessary provisions for the contingencies considered probable, leaving as possible contingencies an amount of 587 million Peruvian soles as of December 31, 2023, or approximately 143 million euros at the exchange rate on that date (560 million Peruvian soles as of December 31, 2022, or approximately 138 million euros at the exchange rate on that date).
The total provision for tax litigation in Peru, following the payments made to date, as well as the use of credit balance and the restatement of interest, have led to the adjustment of the provision at December 31, 2023, which amounts to 3,117 million Peruvian soles, or approximately 761 million euros at the exchange rate as of December 31, 2023 (3,849 million Peruvian soles as of December 31, 2022 or approximately 945 million euros at the exchange rate of the date).
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute of limitations periods. In Spain, years from 2018 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•The last twelve years in Germany.
•The last nine years in the United Kingdom.
•The last seven years in Argentina.
•The last six years in Venezuela and Colombia
•The last five years in Brazil, Mexico, Uruguay and the Netherlands.
•The last four years in Peru and Ecuador.
•The last three years in Chile and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.
The new international tax regulation (Pillar Two)
The rules of Pillar Two will apply to the Telefónica Group starting in 2024. On December 20, 2023, the Draft Law establishing a complementary tax to guarantee a global minimum level of taxation for multinational groups and large national groups was published in Spain. Said document has been submitted to the public information process for the presentation of observations during the period between December 21, 2023 and January 19, 2024, without it having been approved as of the date of formulation of these financial statements.
Starting in 2024, once the aforementioned Law is approved, the Telefónica Group will be subject in Spain to a complementary tax that will tax the profits obtained in any jurisdiction in which it operates in which the effective tax rate, calculated at the jurisdictional level, is lower than the minimum rate of 15%.

As the rule that regulates this tax has not yet come into force in Spain, the Group has not recorded any impact on the tax expense for the year. On the other hand, the Group applies the exception to recognize and disclose information on deferred tax assets and liabilities related to this tax, as provided in the amendments to IAS 12 issued in May 2023 (see Note 3.o).
Taking into account the existing regulatory framework at the date of authorization for issuance of these financial statements, it is not yet possible to make a precise and reliable estimate of the impact that the application of the Pillar Two standard will have. However, and in accordance with the analysis carried out on the years prior to the period of application, and except for possible unforeseen events in subsequent years, it is estimated that the new tax will not have a material impact on the Group's income statement.
The Telefónica Group has assumed the commitment to apply the OECD Pillar Two guidelines, is aligned with the principles and actions advocated by the OECD and is working on the analysis of the impact of the new standard, to establish a system of compliance and control and management, which allows to adapt to regulations in a timely manner.

Note 26. Revenue and expenses
Revenues
The breakdown of Revenues for the years 2023, 2022 and 2021 is as follows:

Millions of euros	2023	2022	2021
Revenues from rendering of services	34,832	34,479	33,697
Lease revenues	71	76	127
Sale of goods	5,749	5,438	5,453
Total	40,652	39,993	39,277
"Revenues from sale of goods" mainly include the sale of mobile handsets, also including those corresponding to leases of terminals with a purchase option.
In 2023, "revenues from rendering of services" includes 212 million euros corresponding to insurance contracts related to the adoption of IFRS 17 on January 1, 2024 (see Note 3 o).
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2023	2022	2021
Own work capitalized	803	783	771
Gain on disposal of businesses	24	205	11,008
Gain on disposal of property, plant and equipment	257	582	478
Gain on disposal of intangible assets	2	1	7
Government grants	27	16	13
Other operating income	428	478	396
Total	1,541	2,065	12,673
"Gain on disposal of businesses" in 2022 mainly included the gain from the sale of fiber optics assets of Colombia Telecomunicaciones, amounting to 162 million euros and the gain from the establishment of the joint company for the deployment of fiber in the United Kingdom amounting to 20 million euros (see Note 10).
"Gain on disposal of businesses" in 2021 mainly included the gain from the sale of the towers division of Telxius (6,099 million euros, see Note 2), the gain generated in the constitution of the joint venture VMO2 (4,460 million euros, see Note 2), the gain from the sale of 60% of the shares of InfraCo, SpA (274 million euros) and the gain from the sale of Telefónica de Costa Rica (136 million euros).
"Gain on disposal of property, plant and equipment" includes the gains on sale and leaseback transactions, which amount to 105 million euros, 381 million euros and 263 million euros in 2023, 2022 and 2021, respectively (see Note 20).

Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2023	2022	2021
Leases included in "Other expenses" (1)	68	86	80
Other external services	8,282	8,731	8,604
Taxes other than income tax	753	834	703
Change in trade provisions	734	693	660
Losses on disposal of fixed assets and changes in provisions for fixed assets	33	124	51
Goodwill impairment (Note 7)	58	—	416
Other operating expenses	370	273	462
Total	10,298	10,741	10,976
(1) Following the adoption of IFRS 16, only included short-term leases and leases of low-value or intangible assets (see Notes 9).
"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2022 included impairment losses of intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 77 million euros (see Notes 6 and 8).
“Taxes other than income tax” includes the outstanding credits related to the court decisions in favor of Telefónica Brasil which recognized the right to deduct the ICMS from the calculation base of the PIS and COFINS. The impact was 51 million euros reducing "Taxes other than income tax" in 2023 (73 million euros and 261 million euros in 2022 and 2021, respectively, see note 25).
Purchases and other contractual commitments
The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	3,571
1 to 3 years	4,470
3 to 5 years	1,754
More than 5 years	2,254
Total	12,049
The purchases and other contractual commitments in the table above include 1,123 million euros corresponding to power purchase agreements (PPAs), mainly of Telefónica Spain for the period from 2024 to 2031 and Telefónica Germany for the period from 2024 to 2035 and 2040 (see Note 29.d). The Group uses these contracts to purchase energy from sustainable sources, such as wind and solar, at generally fixed prices (see Note 3.l).
Commitments for short-term leases and low value leases amounted to 52 million euros as of December 31, 2023. In addition, the Group has lease collection commitments amounting to 7 million euros as of December 31, 2023.

Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by fully consolidated segment (see Note 4) in 2023, 2022 and 2021, together with total headcount at December 31 each year.

	2023		2022		2021
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	21,342	21,443	21,099	20,947	22,872	22,976
Telefónica United Kingdom	—	—	—	—	2,884	—
Telefónica Germany	7,232	7,367	7,029	7,099	7,375	7,056
Telefónica Brazil	35,118	35,519	34,275	34,846	33,987	34,343
Telefónica Hispam	29,715	29,087	30,232	29,994	31,806	30,717
Other companies	10,717	10,726	9,928	10,765	8,852	9,058
Total	104,124	104,142	102,563	103,651	107,776	104,150
At December 31, 2023, approximately 39% of the final headcount are women (approximately 39% at December 31, 2022).
At December 31, 2023, the number of employees with disabilities is 2,572 (1,482 employees at December 31, 2022), of which 462 employees are in Spain (314 employees in 2022).
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2023	2022	2021
Property, plant and equipment (Note 8)	4,055	4,133	4,360
Intangible assets (Note 6)	2,583	2,599	2,388
Rights of use (Note 9)	2,159	2,064	1,649
Total	8,797	8,796	8,397
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
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2023	2022	2021
(Loss) profit attributable to ordinary equity holders of the parent company	(892)	2,011	8,137
Adjustment for the coupon corresponding to perpetual subordinated obligations	(339)	(279)	(337)
Tax effect	85	70	84
Total (loss) profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	(1,146)	1,802	7,884

Number of shares (thousands)	2023	2022	2021 (*)
Weighted average number of ordinary shares for basic earnings per share (does not include treasury shares)	5,668,142	5,740,105	5,864,070
Telefónica, S.A. plans of rights over shares	47,435	23,096	10,098
Weighted average number of ordinary shares outstanding for diluted earnings per share (excluding treasury shares)	5,715,577	5,763,201	5,874,168
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
Thus, basic and diluted (loss) earnings per share attributable to equity holders of the parent are as follows:

(Loss) earnings per share (euros)	2023	2022	2021
Basic	(0.20)	0.31	1.34
Diluted	(0.20)	0.31	1.34
Note 27. Long-term incentive plans based on Telefónica, S.A. shares
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022
At the General Shareholders’ Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consisted of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan was divided.
The number of shares to deliver depended (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of Free Cash Flow of Telefónica Group ("FCF"). Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.
The plan had a duration of five years and was divided into three cycles of three years each.
•The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 8,466,996, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 7,093,162. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached.
•The second cycle commenced in 2019 and finalized on December 31, 2021. The maximum number of shares assigned to this cycle of the plan was 9,471,489 with a unit fair value of 6.1436 euros per share for FCF objective and 4.4394 euros for TSR. As of December 31, 2021 the number of outstanding shares was 7,494,896. Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% was reached.
•In 2020 the third and final cycle commenced, which finalized on December 31, 2022. The maximum number of shares assigned to this cycle of the plan was 5,346,508, assigned as of January 1, 2020 with a unit fair value of 3.2136 euros per share for FCF objective and 1.6444 euros for TSR. As of December 31, 2022 the number of outstanding shares was 4,595,621. Once considered the target fulfillment levels for 2020, 2021, and 2022, a weighted achievement ratio of 50% was reached.

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
The number of shares to deliver depends (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.
The plan has a duration of five years and is divided into three cycles of three years each. Performance assesment is carried out on the basis of the evolution of the share price, as well as the audited results of the Company, prior to their validation by the Nominating, Compensation and Corporate Governance Committee.
•The first cycle commenced on January 1, 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2023 were 17,728,523, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	9,712,749	8,864,262	2.64
FCF Objective	7,770,200	7,091,409	3.15
CO2 E.N. Objective	1,942,550	1,772,852	3.15
After considering the levels of performance during the measurement period, a weighted achievement coefficient of 89.45% was reached.
•The second cycle commenced on January 1, 2022 and will end on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 15,069,650 and the outstanding shares at December 31, 2023 were 14,545,706, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	7,534,825	7,272,853	2.43
FCF Objective	6,027,860	5,818,282	2.95
CO2 E.N. Objective	1,506,965	1,454,571	2.95
•The third cycle commenced on January 1, 2023 and will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 16,618,564 and the outstanding shares at December 31, 2023 were 16,496,424, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	8,309,282	8,248,212	1.77
FCF Objective	6,647,426	6,598,570	2.81
CO2 E.N. Objective	1,661,856	1,649,642	2.81
Long-term incentive plan based on Telefónica, S.A. shares: Talent for the Future Share Plan 2018-2022
At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch the long-term incentive plan Talent for the Future Share Plan.

The term of this plan was five years and it was divided into three cycles. As in the case of the Performance Share Plan 2018-2022 described above, the number of shares to deliver depended (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of Free Cash Flow of the Telefónica Group ("FCF"). Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.
•The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 787,500, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 691,750. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached.
•The second cycle commenced in 2019 and finalized on December 31, 2021. The maximum number of shares assigned to this cycle of the plan was 812,000, assigned as of January 1, 2019 with a unit fair value of 6.1436 euros per share for FCF objective and 4.4394 euros for TSR. As of December 31, 2021 the number of outstanding shares was 690,750. Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% was reached.
•In 2020 the third and final cycle commenced, which finalized on December 31, 2022. The maximum number of shares assigned to this cycle of the plan was 897,400, assigned as of January 1, 2020 with a unit fair value of 3.2136 euros per share for FCF objective and 1.6444 euros for TSR. As of December 31, 2022 the number of outstanding shares was 761,600. Once considered the target fulfillment levels for 2020, 2021, and 2022, a weighted achievement ratio of 50% was reached.
Long-term incentive plan based on Telefónica, S.A. shares: Talent for the Future Share Plan 2021-2025 (TFSP)
At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan Talent for the Future Share Plan.
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
•The first cycle commenced on January 1, 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the outstanding shares at December 31, 2022 were 1,557,000, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	875,750	778,500	2.64
FCF Objective	700,600	622,800	3.15
CO2 E.N. Objective	175,150	155,700	3.15
After considering the levels of performance during the measurement period, a weighted achievement coefficient of 89.45% was reached.
•The second cycle commenced on January 1, 2022 and will end on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 1,646,500 and the outstanding shares at December 31, 2023 was 1,542,000, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	823,250	771,000	2.43
FCF Objective	658,600	616,800	2.95
CO2 E.N. Objective	164,650	154,200	2.95
•The third cycle commenced on January 1, 2023 and will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 1,771,500 and the outstanding shares at December 31, 2023 was 1,745,500, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	885,750	872,750	1.77
FCF Objective	708,600	698,200	2.81
CO2 E.N. Objective	177,150	174,550	2.81
Incentivized purchases of Telefónica, S.A. shares for employees
The Telefónica, S.A. Ordinary General Shareholders’ meeting on April 8, 2022 approved a voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee could invest was limited to 1,800 euros. The total number of free shares to be delivered for the whole plan may never exceed 0.38% of the share capital of Telefónica, S.A. at the date of approval of the plan at the General Shareholders' Meeting.
The purchase period commenced in October 2022 and ended in September 2023. In March 2024 the vesting period of the plan will end. At December 31, 2023, 26,590 employees had registered for the plan.

Note 28. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2023	2022	2021
Cash received from operations	47,314	46,925	46,415
Cash paid from operations	(34,646)	(34,778)	(34,379)
Cash paid to suppliers	(29,188)	(29,509)	(29,236)
Cash paid to employees	(4,604)	(4,416)	(4,299)
Payments related to cancellation of commitments	(854)	(853)	(844)
Net payments of interest and other financial expenses net of dividends received	(565)	(292)	(1,309)
Net interest and other financial expenses paid	(1,811)	(1,236)	(1,519)
Dividends received	1,246	944	210
Taxes (payments)/proceeds	(454)	(92)	(459)
Net cash flow provided by operating activities	11,649	11,763	10,268
In 2023, dividends amounting to 1,000 million pounds were received from VMED O2 UK Ltd (see Note 10) equivalent to 1,154 million euros (800 million pounds, equivalent to 909 million euros in 2022 and 161 million pounds, equivalent to 187 million euros in 2021)
In 2023, payments have been made on account of the Corporate Tax of the Tax Group of Telefónica, S.A. for an amount of 198 million euros (289 million euros in 2022). In December 2023, after executing a credit assignment contract signed with a financial institution, 285 million euros were collected corresponding to the 2022 installment.
Net cash flow used in investing activities
The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	2023	2022	2021
Proceeds from the sale in property, plant and equipment and intangible assets	310	842	564
Payments on investments in property, plant and equipment and intangible assets	(6,161)	(6,350)	(6,728)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	(5,851)	(5,508)	(6,164)
Payments for non-financed spectrum in 2023 amounted to 128 million euros, mainly due to the payment of 97 million euros for Telefónica Móviles Argentina and 20 million euros for Telefónica de España.
Payments for non-financed spectrum in 2022 amounted to 27 million euros, mainly due to the payment of 11 million euros for Telefónica Móviles Argentina and 8 million euros for Telefónica de España.
Payments for non-financed spectrum in 2021 amounted to 999 million euros, mainly due to the payment of 521 million euros for Telefónica United Kingdom, 343 million euros for Telefónica Spain and 131 million euros for Telefónica Chile.

Millions of euros	2023	2022	2021
Tax associated with the sale of the tower division of Telxius (Note 25)	876	—	(917)
Constitution of VMO2 (1) (Note 2)	—	(256)	5,872
Sale of Telecommunications towers divisions of Telxius (Note 2)	90	2	7,434
Sale of Telefónica de Costa Rica	—	(15)	442
Sale of InfraCo	—	—	479
Tax associated with the sale of InfraCo	—	(124)	—
Sale of Telefónica Móviles El Salvador	—	116	—
Sale of fiber assets of Colombia Telecomunicaciones	—	55	—
Deferred collection sale of T. Ireland	—	35	35
Others	38	72	24
(Payments)/proceeds on disposals of companies, net of cash and cash equivalents disposed	1,004	(115)	13,369
Oi mobile assets acquisition (Note 2)	(3)	(986)	—
Incremental acquisition (Note 5)	—	(178)	—
BE-terna acquisition (Note 5)	(5)	(328)	—
Cancom acquisition (Note 5)	—	—	(374)
Capital increase of UGG TopCo (Note 10)	(73)	(50)	(27)
Capital increase of InfraCo Chile (Note 10)	(46)	—	—
Loan to InfraCo Chile (Note 12)	(46)	—	—
Capital increase of nexfibre (Note 10)	(33)	—	—
Others	(46)	(86)	(13)
Payments on investments in companies, net of cash and cash equivalents acquired	(252)	(1,628)	(414)
(1) Cash received (see Note 2) less: (i) Cash and cash equivalents of Telefonica UK at the date of its exit from the scope of consolidation, and (ii) payments made in 2021 and 2022 to the O2 UK pension plan and other expenses (see Note 29.c).

Millions of euros	2023	2022	2021
Collateral guarantees on derivatives	1,088	2,891	1,897
Legal deposits	31	3	125
Long-term financial instruments of Pegaso PCS (Note 12)	287	—	—
Others	26	73	141
Proceeds on financial investments not included under cash equivalents	1,432	2,967	2,163
Legal deposits	(16)	(4)	(7)
Collateral guarantees on derivatives	(1,402)	(2,195)	(1,228)
Investment in funds shares of Telefónica Brasil	—	—	(117)
Long-term financial instruments of Pegaso PCS (Note 12)	—	(260)	—
Others	(57)	(116)	(122)
Payments on financial investments not included under cash equivalents	(1,475)	(2,575)	(1,474)
Net proceeds/(payments) for temporary financial investments	856	1,532	(1,584)
Net proceeds/(payments) for temporary financial investments mainly includes placements of treasury surpluses not included in cash equivalents.

Net cash flow used in financing activities
The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	2023	2022	2021
Dividends paid to the shareholders of Telefónica, S.A. (*)	(1,701)	(959)	(617)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(189)	(268)	(198)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(157)	(161)	(165)
Payments to non-controlling interests of Telxius for the sale of the telecommunications tower divisions (see Note 17.h)	—	—	(2,603)
Payments to non-controlling interests of Telxius Telecom, S.A.	(76)	—	(42)
Others	(16)	(9)	(5)
Dividends paid (see Note 17)	(2,139)	(1,397)	(3,630)
Share capital increase Pontel, S.L. (see Note 17.h)	111	—	—
Establishment of Bluevia Fibra (see notes 2 and 17.h)	—	1,021	—
Others	2	1	—
Proceeds from share capital increase with minority interests	113	1,022	—
Acquisition of 40% Telxius Telecom, S.A. from KKR (see Note 17)	(224)	—	—
Payment to KKR related to 2021 Income Tax of Telxius (Note 17)	(351)	—	—
Payment to Pontegadea related to 2021 Income Tax of Telxius (Note 17)	(88)	—	—
Own shares purchase of Telefónica Brasil	(92)	(111)	(78)
Shares purchase of Telefónica Deutschland (Note 2)	(816)	(48)	(51)
Transactions carried out by Telefónica, S.A. (see Note 17)	(223)	(365)	(478)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	—	(44)	—
Others	23	13	3
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(1,771)	(555)	(604)
Issuance of undated deeply subordinated securities (Note 17)	1,750	750	1,750
Acquisition and payment of undated deeply subordinated securities (Note 17)	(1,750)	(750)	(1,750)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 17)	(329)	(268)	(354)
Operations with other equity holders	(329)	(268)	(354)
(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

Millions of euros	2023	2022	2021
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III)	850	1,100	—
Issuance of Telefónica Móviles Chile, S.A. (*) (see Appendix III)	114	—	535
Issuance of Telefónica Brasil, S.A. (*)	—	628	—
Others	3	18	26
Proceeds on issue of debentures and bonds, and other debts	967	1,746	561
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	275	150	200
Syndicated provision of 750 million euros by Telefónica Germany GmbH	—	—	750
Syndicated provision of Telxius Telecom, S.A. (see Note 18)	100	100	—
Disposal bilateral loan of Telefónica Brasil, S.A. (*)	—	199	—
Syndicated provision of Bluevia Fibra S.L. (see Note 18)	10	245	—
Settlement of nominal value of gross debt hedging derivatives	20	89	—
New promissory note debt (see Note 18)	504	7	53
Others	798	49	2,082
Proceeds on loans, borrowings and promissory notes (see Appendix V)	1,707	839	3,085
Repayments of debentures and bonds, and other debts	(1,910)	(3,541)	(5,847)
Syndicated amortization by Telefónica, S.A.	—	—	(750)
Syndicated amortization by Colombia Telecomunicaciones, S.A. ESP BIC	—	—	(200)
Amortization bilateral loans of Colombia Telecomunicaciones, S.A. ESP BIC (*)	—	(117)	—
Syndicated amortization by Telxius Telecom, S.A.	—	(70)	—
Settlement of nominal value of amortized debt hedging derivatives	33	(715)	(34)
Others	(1,498)	(2,175)	(3,162)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(1,465)	(3,077)	(4,146)
Lease principal payments (Note 20)	(2,114)	(1,996)	(1,782)
Financed spectrum licenses payments (Note 21)	(133)	(549)	(57)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(112)	(108)	(108)
Payments to suppliers with extended payment terms (Note 18)	—	(41)	(108)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(245)	(698)	(273)
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
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.n) when the consolidated financial statements for the year ended December 31, 2023 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2023 are highlighted (see Note 25 for details of tax-related cases):
Appeal against the Decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently Telefônica Brasil, S.A.), together with other cellular operators, appealed ANATEL’s Decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Brasilia Federal Regional Court no. 1 granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this Decision with Brasilia Federal Regional Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
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
After receiving the expert report, Telefónica challenged its findings on April 30, 2023. Hearings with respect to this challenge were held in the High Court of Prague in November and December 2023, and an additional hearing is expected to be held in the first quarter of 2024.
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
The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 39 million euros), which amounted to approximately 623 million Brazilian reals after currency value updates and accrued interest as of December 31, 2023 (approximately 116 million euros).
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
The ICSID Court was constituted on February 26, 2019, with Mr. José Emilio Nunes Pinto as President, Mr. Horacio A. Grigera Naón appointed by Telefónica, S.A., and Mr. Yves Derains appointed by Colombia.
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
On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.
On February 24, 2023, both parties filed a "motion for summary judgment" once the discovery period had ended.

On February 13, 2024, the New York Supreme Court issued a decision granting Telefónica’s motion for partial summary judgment, concluding that Telefónica is entitled to compensatory damages and prejudgment interest (approximately 140 million U.S. dollars) from Millicom. The decision remains subject to appeal.
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
On March 2, 2023, Telefónica filed a memorial on the merits. On that date, the Republic of Peru filed observations on the claimant's request for provisional measures submitted by Telefónica on February 9, 2023.
On March 24, 2023, the Tribunal held a hearing on the claimant's request for provisional measures.
On May 11, 2023, the Tribunal issued Procedural Order No. 5 concerning the defendant's request to address the objections to jurisdiction as a preliminary question. As a result, the objections to jurisdiction were joined to the merits of the dispute.
On September 18, 2023, the defendant filed a counter-memorial on the merits and a memorial on jurisdiction.
On December 22, 2023, the Tribunal issued Procedural Order No. 6 concerning production of documents.
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
As of December 31, 2023, the amount under litigation was 840 million Brazilian reais (157 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
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
In August 2016, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed. The parties are currently waiting for a judgment on the appeal.
As of December 31, 2023, the amount under litigation was 294 million Brazilian reais (55 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
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
The trial was held between May and July 2022. On November 10, 2023 the court issued a judgment, concluding that none of the Defendants was in breach of either UK or EU competition law. This judgment is subject to appeal.
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
c) Commitments
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for an initial period of nine years. The agreement has since been amended.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider. The agreement stipulated annual commitments in terms of turnover that were updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.
Failure to meet these annual turnover commitments in principle resulted in the obligation of the counterparty to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation. These minimum annual turnover commitments have been reduced at various points over the life of the Master Service Agreement.

The Master Service Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe for certain telecommunications services from Telefónica.
On March 30, 2023, the parties agreed to renew the Master Service Agreement (extending its validity for all applicable jurisdictions (Spain, Brazil and Latin America) until December 31, 2025) but eliminate the minimum annual turnover commitments (and the related penalties) while maintaining, however, Atento's preferred supplier status.
Investment Framework Agreement between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC - Sale of shares
Pursuant to the Framework Investment Agreement entered into between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP BIC to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP BIC held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica and through the procedure established by Law 226 of 1995 for the disposal of shares held by public entities and, (b) if the Colombian Government transfers its shares in Colombia Telecomunicaciones, S.A. ESP BIC under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.
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
In addition, on July 29, 2022 and August 31, 2023 a new amendments were executed by virtue of which the term may be extended for those adhered companies in Latinoamerica that decide to extend some of their services beyon the initial term.
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga, UEFA and RFEF
On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/2022, 2022/2023 and 2023/2024, (ending June 30, 2024).
The agreement guaranteed Telefónica all media rights with respect to the main European football competitions for all its customers, both residential and non-residential (hotels, restaurants, cafes, etc.).

The direct acquisition from UEFA of this "premium" content allowed Telefónica to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.
The total award price for all competitions amounted to 975 million euros (i.e. 325 million euros for each of the seasons 2021/2022, 2022/2023 and 2023/2024) which amount is less than the license fees paid for the previous cycle and without any year-to-year increase.
On December 13, 2021, Telefónica was provisionally awarded the exclusive broadcasting rights of five matches per matchday of the Spanish First Division Football League National Championship (“LaLiga”), for pay television in the residential market, in Spain. Telefónica received the first pick on 18 matchdays of each season and second pick on 17 matchdays, including the second match of the season between Real Madrid and Barcelona (Option D bis, Lot D.1 bis).
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
The award initially included all seasons between the cycle 2022/2023 and 2026/2027 although the 2025/2026 and 2026/2027 seasons were subject to the CNMC lifting or modifying a resolution that limited the maximum duration of the contracts entered into by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).
The award was made at a price of 520 million euros for each of the seasons.
The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, which agreement was signed on January 19, 2022. This agreement has been recently modified to adjust its duration to the CNMC Competition Directorate’s interpretation of the maximum length of contracts for the acquisition of exclusive sports rights (three years from signature) within the above referenced procedure (Expte. VC/0612/14). In this regard, LaLiga issued on December 29, 2023 a new tender regarding those same packages for seasons 2024/2025 (from January 20, 2025) and 2025/2026 and 2026/2027.
On January 19, 2024, Telefónica Audiovisual Digital, S.L.U. was awarded exclusive broadcasting rights for five matches per matchday of the Spanish First Division Football League National Championship for pay television in the residential market in Spain. Telefónica Audiovisual will have first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it has been awarded exclusive broadcasting rights of one matchday for the 2024/2025 season and three matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20, 2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons.
On March 28, 2022, Telefónica entered into an agreement with the company DAZN for the distribution of the so-called DAZN LaLiga Package. Such package includes the remaining five football matches per match-weekend of the Spanish First Division Football League National Championship, in 35 out of 38 match-weekends for exploitation on pay television for residential subscribers in Spain (Option D bis, Package D.2 bis).
This is a non-exclusive agreement for five seasons, from 2022/2023 to 2026/2027. The agreed value amounts 280 million euros for each of the seasons.
In addition, on July 29, 2022, Telefónica signed a new contract with LaLiga for the non-exclusive broadcasting of the channel that broadcasts matches of the Second Division of National Football Championship League for seasons 2022/2023, 2023/2024 and 2024/2025, with Telefónica’s unilateral option to extend for two additional seasons, with a variable cost that amounts to approximately 16 million euros per season.
Similarly, on August 4, 2022, a contract was formalized with LaLiga for the non-exclusive broadcast of the LaLiga TV Bar Channel for non-residential subscribers for the 2022/2023 season with a minimum guarantee of 29 million euros, being the final price variable. Likewise, the contract for the 2023/2024 season was signed on July 30, 2023, with a minimum guaranteed consideration of approximately 29 million euros.

On November 2, 2022, Telefonica was also awarded by Real Federación Española de fútbol (RFEF) exclusive pay television rights of Copa del Rey Competiton and Supercopa de España for seasons 2022/2023, 2023/2024 and 2024/2025.
On June 13, 2023, Telefónica submitted its offer for the acquisition of the audiovisual rights of the UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League and the UEFA Youth League ("UEFA Competitions") for the 2024/2025, 2025/2026 and 2026/2027 seasons, upon expiration of the current contract.
UEFA awarded Telefónica on August 1, 2023, with exclusive media rights in Spain of UEFA Competitions for residential subscribers during seasons 2024/2025, 2025/2026 and 2026/2027. The corresponding agreements were signed on November 3, 2023.
The total award price for all competitions covered by these agreements with UEFA amounted to 960 million euros (i.e. 320 million euros for each of the seasons 2024/2025, 2025/2026 and 2026/2027).
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
On June 13, 2023, the data centers owned by Nabiax located in the Americas were sold to the investment fund Actis. Telefónica Infra, S.L.U. owns a 20% of Nabiax. After this transaction, Nabiax only owns data centers in Spain.
The data centers sold to Actis continue to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019, as Telefónica, S.A. waived its right to terminate the housing services contracts upon the sale of the data centers.
50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement (as amended from time to time, the "Contribution Agreement") between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited.
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
The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 and was amended on November 15, 2023 (as amended from time to time, (the "Shareholders' Agreement").
On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder’s corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder’s group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time. Finally, VMED O2 UK Limited and its group would also provide certain services to specific companies belonging to the corporate group of each of its shareholders.
Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms initially ranging from 7 to 24 months (later extended in some cases to terms up to 40 months) while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for periods of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.

Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the “VMED O2 UK Limited Trademark Licenses”). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.
Purchase Agreement for Acquisition of UPI Mobile Assets of the Oi Group
On January 28, 2021, Telefónica Brasil executed the Purchase and Sale Agreement of Shares and Other Covenants (the “Oi Agreement”), by and among Oi Móvel SA - In Judicial Recovery, as "Seller", Telefónica Brasil, Tim S.A. and Claro S.A., as “Buyers”, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations.
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
Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date), having paid, on such day, the amount of 4,885 million Brazilian reais (approximately 972 million euros). The remaining amount, equivalent to 10% of the payment made on that date, was withheld and its release was subject to certain ongoing discussions regarding price adjustments, as provided for in the Oi Agreement.
Likewise, on such date, Telefónica Brasil: (i) committed to an additional payment of 110 million Brazilian reais (approximately 23 million euros) of which 40 million Brazilian reais were paid at that date (approximately 8 million euros), subject to the fulfilment of certain targets by Oi; (ii) made a payment of approximately 148 million Brazilian reais (approximately 29 million euros) for certain transition services provided by Oi to Garliava; and (iii) entered into a take-or-pay data transmission capacity agreement, with a net present value of 179 million Brazilian reais (approximately 35 million euros), to be paid in monthly installments during a period of 10 years.
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
On February 1, 2023, Telefónica Brasil's Extraordinary Shareholders' Meeting was held and Garliava’s merger into Telefónica Brasil was approved, subject to certain conditions since satisfied. The merger became effective on February 28, 2023, with Telefónica Brasil surviving the merger.
On October 4, 2023, the Market Arbitration Chamber approved the agreement reached between Telefónica Brasil and Oi to end the controversy and the arbitral proceeding between the parties resulting in a final price the for the UPI Mobile Assets assigned to Telefónica Brasil of 5,129 million Brazilian reais as of the closing date (approximately 948 million euros at the exchange rate at such date) (see Note 5 to the Consolidated Financial Statements).
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
New long-term master services agreement in the United Kingdom
On January 7, 2021, each of Telefónica U.K. and Vodafone U.K. entered into new Master Services Agreements with Cornerstone Telecommunications Infrastructure Limited (“CTIL”), their passive tower network infrastructure partnership which was initially 50:50 jointly owned and operated by the two operators. The new agreements came into effect on January 1, 2021, with initial terms of 8 years, with three additional 8-year renewal periods.
CTIL was formed in 2012 through the consolidation of both Telefónica U.K. and Vodafone U.K.’s existing basic network infrastructure, including towers and masts, which were transferred to the joint operation. CTIL currently operates c.14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and c.1,400 micro sites. CTIL also provides management services for the anchor tenants for a further c.5,100 third party sites where their active equipment is deployed. Telefónica's stake in CTIL is currently held through VMED O2 UK Limited (see Note 10), the joint venture between Telefonica and Liberty Global plc in the United Kingdom, which on November 15, 2023 transferred an indirect 16.67% minority stake in CTIL to the UK-based infrastructure fund GLIL Infrastructure LLP.
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
At closing, Bluevia purchased from Telefónica España 3.9 million already passed real estate units, and agreed to deploy 1.1 million additional units over the following two years after closing, reaching a total footprint of 5 million passed real estate units. The 3.9 million already passed real estate units acquired by Bluevia at closing represented 14% of Telefónica's FTTH network in Spain, with Telefónica España retaining ownership of the remainder of the network. In addition, as part of the transaction, the Telefónica Group entered into a series of service provision agreements with Bluevia which entail the mutual provision and receipt of services by/to Telefonica Group and Bluevia. As part of the transaction Telefonica Group contributed equity funds to Bluevia in the amount of approximately 1,247 million euros and the Vauban/CAA consortium acquired 45% of Bluevia from Telefónica España for 1,021 million euros in cash (see Note 2).
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
The business plan for the initial rollout to 5 million homes envisages an investment of approximately 4,500 million pounds sterling (approximately 5,179 million euros at the exchange rate at December 31, 2023). The three partners have funded their pro-rata share of equity funding for the construction, totaling up to 1,400 million pounds sterling (approximately 1,611 million euros at the exchange rate at December 31, 2023).     In addition, nexfibre has entered into a facilities agreement with a consortium of banks for an amount of up to 3,300 million pounds sterling (approximately 3,798 million euros at the exchange rate at December 31, 2023).
As part of the transaction, InfraVia has made and will continue to make certain payments to Liberty Global and T. Infra, a portion of which will be linked to the progress of the construction of the network.
In support of its obligations to nexfibre, VMO2 continues to extend network build contracts with various providers.
d) Environmental and climate change matters
Environmental management of the Group
Commitment to protect the environment is part of the Company's general strategy and is the responsibility of the Board of Directors. The performance in this area is regularly supervised by the Sustainability and Regulation

Committee as well as by the Global Sustainability (ESG) Office in coordination with the global areas responsible for executing this strategy alongside the business units.
The Group has global environmental and energy management policies, and externally certified environmental management systems in accordance with ISO 14001 in all Group operators. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas.
The Telefónica Group has contracted, both locally and globally, several insurance programs in order to mitigate the possible occurrence of an incident stemming from the risks of environmental liability and/or natural disasters.
Managing environmental impact and energy consumption is a strategic priority and carbon reduction targets are part of the variable remuneration of all Company employees, including the Executive Committee. In addition, Telefónica, S.A.'s long-term share-based incentive plans 2021-2025 (see Note 27) include CO2 Emission Neutralization targets, in line with the target set by the Company.
Climate change and energy
In managing climate change, Telefónica identifies adaptation and mitigation measures and new opportunities for growth and development. To analyse climate change risks, the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD) are followed, identifying short, medium and long-term risks. Specifically, physical and transition risks identify the importance of reducing GHG emissions and energy consumption, and are managed in accordance with Telefónica's decarbonization roadmap. On their side, the opportunities are mainly related to energy efficiency, renewables, sustainable financing and the development of new products and services.
All of this is contained in the Climate Action Plan, which defines Telefónica's decarbonization process to achieve net zero emissions by 2040, which involves minimising its own emissions (Scope 1 and 2) and those of the value chain (Scope 3).
For Telefonica, it is a priority to keep energy consumption stable despite the sharp increase in the digitalization of society and, therefore, in data traffic transmitted through the networks. The Group's Energy Efficiency Plan therefore includes initiatives such as network modernisation, for example, with investments in fiber optics (more efficient) that replace the copper network, or 5G.
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
Most of the electricity consumption in our own facilities comes from renewable sources. In Brazil, it is worth highlighting the continuation of the distributed generation project, which allowed 67 renewable energy plants to be put into operation in 2023, out of a total of 85 planned, which will generate more than 700 GWh per year for our operation. In Spain, the five long-term renewable energy purchase agreements (PPA) keep being into operation, signed for the period 2021-2031 and equivalent to 582 GWh annually for 10 years. In addition, Telefónica Germany signed two PPAs, the first for an annual volume of 350 GWh from an offshore wind farm during the period between 2025 and 2035, and a second for an annual volume of 200 GWh for the period 2025-2040, both with energy suppliers that provide long-term energy security and renewable energy supply.
As part of its net zero objective, Telefónica supports projects that absorb or reduce carbon emissions in order to offset and neutralize emissions that are not reduced. To this end, it purchases carbon credits from projects under the highest standards in certain regions where Telefónica operates.
Financing linked to sustainability criteria
Sustainable financing is a key tool to support the transformation of the business through investment in projects with positive environmental and social impact. In 2018, the Company published its first Sustainable Financing Framework. The most recent version was published in July 2023, and it has a favorable second party opinion from Sustainalytics. The framework is linked to the United Nations Sustainable Development Goals and is aligned with the International Capital Markets Association (ICMA) Green, Social and Sustainable Bond Principles, as well as the Green Lending Principles and the Social Loans of the LMA (Loan Market Association), the APLMA (Asian Pacific Loan Market Association) and the LSTA (Loan Syndications and Trading Association).

Telefónica was the first issuer of senior green bonds and hybrid instruments (green and sustainable) in the telecommunications sector. The funds that were obtained have been mainly allocated to projects to transform the network from copper to fiber, more efficient and with fewer breakdowns; and the deployment and improvement of mobile connectivity in rural areas.
In addition to senior green bonds and hybrid instruments, the Group uses other sustainable banking financing tools, such as loans and credits linked to sustainability objectives that allow continued progress on objectives such as emissions reduction or gender equality. Also in this case, the Group's main syndicated loan is linked to sustainability criteria in line with the corporate Sustainability Linked Loan Framework, prepared at the end of 2021 and with a second party opinion from Sustainalytics.
In 2023, the Company has maintained an active presence in the capital market with several issues, successfully raising a total of 2,600 million euros of debt in green format throughout the year. In January 2023, Telefónica opened the sustainable debt market with the placement of a green hybrid instrument for an aggregate principal amount of 1,000 million euros (Note 17.c), and in September, another green hybrid instrument was issued for an aggregate principal amount of 750 million euros (Note 17.c). The third operation was carried out in November, a green bond for an aggregate principal amount of 850 million euros (see Annex III). The funds will be allocated to projects related to the transformation of telecommunications networks, both fixed and mobile, as well as to promote the deployment in rural areas.
In 2022 Telefónica Brazil carried out its first issuance of sustainability-linked bonds, for an aggregate principal amount of 3,500 million reais (equivalent to 654 million euros at the exchange rate at the end of 2023, see Appendix III). The financing costs are linked to the fulfillment of sustainability objectives by 2027. Also in Colombia, Telefónica maintains loans worth 1,098 billion Colombian pesos (equivalent to 260 million euros at the exchange rate at the closing of 2023).
In terms of bank financing, the emissions indicator linked to the Telefónica Group's 5,500 million euro syndicated loan signed at the beginning of 2022 was updated in 2023 (see Note 18 and Annex V). Interest payments on this loan are linked to compliance with a more demanding emissions reduction path.
In addition, the Group has committed lines and bilateral financing with numerous financial entities, reaching a total volume of 4,032 million euros at the end of 2023, the interest applied to which is also linked to the fulfillment of sustainability objectives.
Overall, as at December 31, 2023, the Group's sustainable financing amounts to 18,796 million euros, broken down as follows:

Millions of euros	Sustainable financing
Financial liabilities	3,764
Senior green bond of Telefónica Emisiones 2019 (Appendix III)	1,000
Senior sustainable bond of Telefónica Emisiones 2022 (Appendix III)	1,000
Senior green bond of Telefónica Emisiones 2023 (Appendix III)	850
Sustainability linked bonds of Telefónica Brazil (Appendix III)	654
Sustainability linked facilities of Colombia Telecomunicaciones	260
Undated deeply subordinated securities (hybrid instruments) (Note 17.c)	4,750
Undrawn facilities at December 31, 2023 (Note 18)	10,282
Sustainability linked facility of Telefónica, S.A.	5,500
Sustainability linked facility of Telefonica Germany	750
Sustainability linked bilateral facilities	4,032
Total	18,796
e) Auditors’ fees
The services entrusted to the auditors comply with the independence requirements established by the Spanish Audit Law 22/2015 of July 20, as well as with the rules of the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB), both of the United States of America.

The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A., forms part, amounted to 20.02 million euros and 20.07 million euros in 2023 and 2022, respectively.
The detail of these amounts is as follows:

	2023			2022
Millions of euros	PwC Auditores, S.L.	Other companies PwC network	Total	PwC Auditores, S.L.	Other companies PwC network	Total
Audit services	8.13	10.48	18.61	7.73	10.98	18.71
Audit-related services	1.01	0.40	1.41	0.99	0.37	1.36
Total	9.14	10.88	20.02	8.72	11.35	20.07
Audit services include audit fees with respect to the individual and consolidated financial statements of Telefónica, S.A. and its subsidiaries, as well as the review of interim financial statements. These Audit services also include the integrated audit of the financial statements for the annual report on Form 20-F filed with the US SEC for those entities currently required, including therefore, the audit of the internal control over financial reporting to comply with the requirements of the Sarbanes-Oxley Act of 2002 (Section 404). It also includes audit work related to legal and regulatory requirements that the auditor is required to perform as part of its role.
The main items included in Audit-related services relate to the review of financial information required by regulators, the issuance of agreed-upon procedures reports on financial reporting, the verification of non-financial information in annual reports, the issuance of comfort letters, the review of allocation and impact reports of green finance instruments, the special report on the Solvency and Financial Condition Review under the Solvency II regulatory framework and the reasonable assurance report on the system of Internal Control over Financial Reporting (ICFR).
In 2023, the Principal Auditor has performed services other than those mentioned above for a total amount of 0.002 million euros. During 2022, the Principal Auditor did not provide any services in the Group other than audit or audit-related services.
PwC Auditores, S.L., has provided the following services to the Group in 2023 and 2022: the individual and consolidated financial statements audit, the review of interim financial statements, the integrated audit of the financial statements for the annual report on Form 20-F filed with the US SEC, the audit of the internal control over financial reporting in order to comply with the requirements of the Sarbanes-Oxley Act of 2002 (Section 404), the verification of non-financial information in the annual reports, the issuance of comfort letters, the issuance of agreed upon procedures reports on financial reporting, the review of allocation and impact reports of green finance instruments, the special report on the Solvency and Financial Condition Review under the Solvency II regulatory framework and the reasonable assurance report on the system of Internal Control over Financial Reporting (ICFR).
The expenses accrued to other audit firms, which are not part of the international PwC network and which have provided audit services to the companies included in the consolidation of the Group for the year 2023 have amounted to a total of 1.77 million euros (1.46 million euros in 2022), the details of the audit services correspond to 0.94 million euros (0.83 million euros in 2022).
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
In accordance with the foregoing, the shareholders, acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003, set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2023, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,871,801 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees, consists of a fixed amount payable monthly, and of attendance fees for attending the meetings of the Advisory or Control Committees.
The amounts established in fiscal year 2023 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica, and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors, are indicated below:
Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros. It is also noted that the Board of Directors, at its meeting held on December 13, 2023, approved, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, a new configuration of the Company's Consultative or Control Committees, specifically: (i) to abolish the Strategy and Innovation Committee; and (ii) to integrate the Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee, which now constitute a single Committee, under the name of Sustainability and Regulation Committee.
In this regard, it is noted that the Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros established for the 2024 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous eight years (i.e. 2023, 2022, 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2024 financial year is equal to the one received in the years 2023, 2022, 2021, 2020 and 2019.

Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors of the Company have accrued and/or received from Telefónica, S.A,. and from other companies of the Telefónica Group during fiscal year 2023. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

Note 30. Operations classified as held for sale
The breakdown of non-current assets and disposal groups held for sale and liabilities associated at December 31, 2023 and December 31, 2022 is as follows:

Millions of euros	12/31/2023	12/31/2022
Fiber optic assets in Peru	273	—
Goodwill (Note 7)	34	—
Property, plant and equipment (Note 8)	198	—
Others	41	—
Other assets	—	7
Non-current assets and disposal groups held for sale	273	7

Millions of euros	12/31/2023	12/31/2022
Liabilities associated with Fiber optic assets in Peru	37	—
Liabilities associated with non-current assets and disposal groups held for sale	37	—
Fiber optic business in Peru
On July 6, 2023, Telefónica Hispam entered into share subscription agreements with an affiliate of KKR and Entel Perú, for the entry of both companies, with 54% and 10%, respectively, into the share capital of Pangea the wholesale fiber-to-the-home (“FTTH”) company in Peru, maintaining Telefónica Hispam 36% of the shares of said company.
As part of the transaction Telefónica del Perú S.A.A. (“TDP”) and Entel will sell to Pangea certain assets of their FTTH infrastructure. Likewise, as part of the transaction, certain agreements will be signed, among them, agreements for the provision of wholesale connectivity services with TDP and Entel Perú.
The transaction is subject to obtaining the regulatory approvals.

Note 31. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2023 and the date of authorization for issue of the accompanying consolidated financial statements:

•On January 3, 2024, certain subsidiaries of Telefónica Spain endorsed the agreement reached on December 28, 2023 with the most representative trade unions to (i) sign the III Collective Bargaining Agreement, which runs until December 31, 2026 and can be extended for a further year; and (ii) agreed execution of collective redundancies plan up to a total of 3,420 employees (the "Collective Redundancies Plan"). Employees turning 56 years or older in 2024 and with a seniority of more than 15 years can adhere to the Collective Redundancies Plan. However, targets have been established that may result in limits on joining in critical areas or additional redundancies based on business reasons. The present value of the Collective Redundancies Plan is estimated in a provision of 1,320 million euros (before taxes), recorded as of December 31, 2023 under "Personnel expenses" (see Note 24.a to the Consolidated Financial Statements), with no cash impact as of such date.
•On January 13, 2024, the second annual extension of the sustainability-linked syndicated loan facility for 5,500 million euros of Telefónica, S.A. was exercised. The new expiration date is January 13, 2029.
•On January 17, 2024, Telefónica, S.A., through its wholly-owned subsidiary Telefónica Emisiones, S.A.U. launched under the EMTN Programme a new issuance of notes guaranteed by Telefónica, S.A. in an aggregate principal amount of 1,750 million euros. This issue was split into two tranches. The first tranche, with an aggregate principal amount of 1,000 million euros, due on January 24, 2032, pays an annual coupon of 3.698% and was issued at par. The second tranche, with an aggregate principal amount of 750 million euros, due on January 24, 2036, pays an annual coupon of 4.055% and was also issued at par. The settlement of the transaction took place on January 24, 2024. An amount equivalent to the net proceeds will be allocated towards eligible investments in accordance with Telefónica's 2023 Sustainable Financing Framework, including the transformation and modernization of telecommunications networks based on high-speed fixed and mobile networks, including supporting infrastructure and software to improve the energy efficiency of the networks, as well as the implementation of Telefónica's Renewable Energy Plan, and development and implementation of digital products and services with a focus on saving energy and/or natural resources.
•On January 19, 2024, Telefónica Audiovisual Digital, S.L.U. was awarded exclusive broadcasting rights for five matches per matchday of the Spanish First Division Football League National Championship for pay television in the residential market in Spain. Telefónica Audiovisual will have first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it has been awarded exclusive broadcasting rights of one matchday for the 2024/2025 season and three matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20, 2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons (see Note 29.c).
•On January 22, 2024, regarding the voluntary public acquisition offer in the form of a partial offer (the “Offer”) launched by Telefónica —through Telefónica Local Services GmbH— for shares of Telefónica Deutschland Holding AG (“Telefónica Deutschland”) announced on November 2023, the Company reported that following the expiry of the acceptance period that the Offer has been accepted by shareholders holding 233,732,773 Telefónica Deutschland shares, representing approximately 7.86% of its share capital and voting rights, for an approximate amount of 549 million euros. In addition, Telefónica has made direct market purchases, from January 1, 2024 to January 26, 2024, for a total of 113,999,566 shares of the aforementioned subsidiary, for an approximate amount of 268 million euros. Thus, as of January 26, 2024 Telefónica owns, directly and indirectly, 2,799,576,769 shares which represent 94.12% of the share capital and voting rights of Telefónica Deutschland.
•On February 5, 2024, Telefónica Emisiones, S.A.U. redeemed 1,000 million euros of its notes issued on February 5, 2019. These notes were guaranteed by Telefónica, S.A.

Appendix I: Scope of consolidation
The main companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2023 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica,S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica España Filiales, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A.U. Promotion and networks management	Spain	EUR	1	100%	Telefónica España Filiales, S.A.U.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica España Filiales, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica España Filiales, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica España Filiales, S.A.U.
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	EUR	—	100%	Telefónica Broadcast Services, S.L.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica España Filiales, S.A.U.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica España Filiales, S.A.U.
Telefónica Educación Digital, S.L.U. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica España Filiales, S.A.U.
Bluevia Fibra, S.L. Operations and exploitation of FTTH network and other connectivity services.	Spain	EUR	68	55%	Telefónica España Filiales, S.A.U. (30%) Telefónica Infra, S.L. (25%)
Solar360 Soluciones de Instalacion y Mantenimiento S.L. Marketing and management in the installation, sale and maintenance of photovoltaic equipment	Spain	EUR	—	51%	Telefónica de España, S.A.U.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	8	100%	Telefónica España Filiales, S.A.U.
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	82.43%	Telefónica Germany Holdings Limited (69.22%) Telefónica, S.A. (13.20%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Germany (cont.)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	82.43%	Telefónica Deutschland Holding A.G (82.42%) T. Germany Management, GmbH (0.01%)
E-Plus Service GmbH Wireless communications services operator	Germany	EUR	—	82.43%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Business Sales GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	82.43%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	82.43%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	75.29%	Telefónica Latinoamérica Holding, S.L.U. (36.85%) Telefónica, S.A. (38.39%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, Ltda. ISP and portal	Brazil	BRL	159	75.29%	Telefônica Brasil, S.A.
Telefônica Infraestructura e Segurança Ltda. Servicios y sistemas de seguridad	Brazil	BRL	309	75.29%	Terra Networks Brasil, Ltda.
Vivo ventures fundo de investimento em participacoes multiestrategia. Investment funds	Brazil	BRL	100	75.78%	Telefônica Brasil, S.A. (73.78%) Telefonica Open Innovation S.L.U. (2.00%)
Vale Saúde, Administradora de Cartões Ltda. Provision of health services	Brazil	BRL	7	75.29%	POP Internet Ltda.
Telefónica Hispam
Telefónica Hispanoamérica, S.A.U. Sociedad holding	Spain	EUR	97	100%	Telefónica, S.A.
TLH Holdco, S.L.U. Sociedad holding	Spain	EUR	87	100%	Telefónica, S.A.
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VED	1,375	100%	Telefónica Hispanoamérica, S.A.U. (97.13%) Comtel Comunicaciones Telefónicas, S.A. (2.87%)
Colombia Telecomunicaciones S.A. ESP BIC Communications services operator	Colombia	COP	3,410	67.50%	Telefónica Hispanoamérica, S.A.U.
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	3,330	67.50%	Colombia Telecomunicaciones S.A. ESP BIC
Pegaso Pcs S.A. de C.V. Communications services operator	Mexico	MXN	2,041	100%	Telefónica Hispanoamérica, S.A. (99.98%) Celular de Telefonía S.A. de CV. (0.02%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Telefónica Hispanoamérica, S.A.U.
Fisatel México, S.A. de C.V. SOFOM E.N.R. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica Hispanoamérica, S.A.U. (99.99%) Pegaso Pcs S.A. de CV. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	679,830	100%	Telefónica Móviles Argentina, S.A. (79.06%) TLH Holdco, S.L.U. (20.94%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	84,706	100%	TLH Holdco, S.L.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam (cont.)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,631,069	100%	Inversiones Telefónica Internacional Holding SpA. (99.14%) Telefónica Hispanoamérica, S.A.U. (0.86%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	874,772	99.39%	Telefónica Móviles Chile, S.A.
Telefónica Chile Holdings, S.L.U. Holding Company	Chile	CLP	—	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,638	99.15%	Telefónica Hispanoamérica, S.A.U.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	158	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Hispanoamérica, S.A.U.
Other companies
Telefónica Infra, S.L.U. Sociedad holding	Spain	EUR	12	100%	Telefónica , S.A.
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	EUR	—	100%	Telefónica Infra, S.L.U.
Telefónica O2 Holdings Ltd. Holding company	United Kingdom	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 Ltd. Holding company	United Kingdom	GBP	—	100%	Telefónica O2 Holding Ltd.
O2 International Holdings Ltd. Holding company	United Kingdom	GBP	—	100%	O2 (Europe) Ltd.
Telefónica Germany Holdings Ltd. Holding company	United Kingdom	EUR	3,463	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	United Kingdom	EUR	6,895	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L.U. Sociedad holding	Spain	EUR	291	100%	Telefónica, S.A.
Telefónica Global Solutions, S.L.U. International service provider	Spain	EUR	1	100%	Telefónica, S.A
Telefonica Global Solutions USA, Inc. Provision of telecommunications services	USA	USD	202	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions Germany GmbH. International service provider	Germany	EUR	—	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions México, S.A. de C.V. Carrying out research activities and projects in the field of telecommunications	Mexico	MXN	38	100%	Telefónica Global Solutions, S.L.U.
Telefónica Innovación Digital, S.L.U. Desarrollo de actividades y servicios en el área de telecomunicaciones. Sociedad de cartera	Spain	EUR	28	100%	Telefónica, S.A
Telefónica Digital Ltd. Developer Telco Services	United Kingdom	GBP	45	100%	Telefónica Innovación Digital, S.L.U.
Telefonica Open Innovation S.L.U. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Innovación Digital, S.L.U.
Wayra Chile Tecnología e Innovación SpA Technological innovation based business project development	Chile	CLP	29,899	100%	Telefonica Open Innovation S.L.U.
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda Technological innovation based business project development	Brazil	BRL	52	100%	Telefonica Open Innovation S.L.U. (99.99%) Telefónica Innovación Digital, S.L.U. (0.01%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	134	100%	Telefonica Open Innovation S.L.U. (99.99%) Telefónica Innovación Digital, S.L.U. (0.01%)
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	3,500	100%	Telefonica Open Innovation S.L.U. (95%) Telefónica, S.A. (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,304	100%	Telefonica Open Innovation S.L.U.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VED	9	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	28	100%	Telefonica Open Innovation S.L.U.
Wayra UK Ltd. Technological innovation based business project development	United Kingdom	GBP	—	100%	Telefonica Open Innovation S.L.U.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	132	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L.U. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefonica Iot & Big Data Tech S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica Tech S.L.U.
Geprom Software Engineering S.L.U. Technical engineering services and other consultancy activities	Spain	EUR	—	100%	Telefonica Iot & Big Data Tech S.A.U.
Geprom Software Engineering S.A. de C.V. Technical engineering services and other consultancy activities	Mexico	MXN	—	100%	Geprom Software Engineering S.L.U.
TIS Hispanoamérica, S.L.U. Security services and systems	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L.U. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.U.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.U. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.U.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U. Conducting direct insurance business	Spain	EUR	24	100%	Telefónica Luxembourg Holding, S.à.r.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Telefónica Correduría de Seguros y Reaseguros Compañía de Mediación, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	87.65%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (37.65%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	63	100%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Integral de Edificios y Servicios S.L.U. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	United Kingdom	GBP	—	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U. Holding company	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Soluciones de Criptografía, S.A.U. Engineering, research and development	Spain	EUR	1	100%	Telefónica, S.A.
Cryptography & Security Systems S.L.U. Software programming activities	Spain	EUR	—	100%	Telefónica Soluciones de Criptografía, S.A.U.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	1	60%	Telefónica, S.A.
Telefónica Tech S.L.U. Holding company	Spain	EUR	67	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech S.L.U. Cybersecurity, electronic information security and IT consultancy	Spain	EUR	34	100%	Telefónica Tech S.L.U.
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	CLP	20,540	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	USD	7	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Audertis Audit Services S.L.U. Provision of audit services in the areas of security, privacy and data protection	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Govertis Advisory Services S.L.U. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Cybersecurity & Cloud Tech Colombia SAS Cybersecurity, electronic information security and IT consulting	Colombia	COP	406	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	MXN	48	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefônica Cibersegurança e Tecnología do Brasil Ltda Cybersecurity, electronic information security and IT consulting	Brazil	BRL	26	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Peru	PEN	30	100%	Telefónica Tech S.L.U.
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	USD	—	100%	Otecel, S.A. (99%) Telefónica Global Solutions Ecuador TGSE, S.A. (1%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Acens Technologies, S.L.U. Holding housing and telecommunications solutions Service provider	Spain	EUR	2	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Altostratus Solutions, S.L.U. Provision of IT services	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	GBP	14	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	GBP	—	100%	Telefónica Tech UK Holdings Limited
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ireland Limited Provision of IT services	Ireland	EUR	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ocean Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited.
Perpetual Topco Limited Holding company	United Kingdom	GBP	4	100%	Telefónica Tech UK & Ireland Limited
Perpetual Midco Limited Holding company	United Kingdom	GBP	4	100%	Perpetual Topco Limited
Perpetual Bidco Limited Holding company	United Kingdom	GBP	3	100%	Perpetual Midco Limited
Incremental Group Holdings Limited Holding company	United Kingdom	GBP	1	100%	Perpetual Bidco Limited
Redspire Limited Software development and information technology consultancy activities	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Incremental Group Limited Information technology consultancy activities and other services activities	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Adatis Group Limited Holding company	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Adatis Consulting Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
Adatis BG LTD Information technology consultancy activities	Bulgaria	BGN	—	100%	Adatis Consulting Limited
Adatis India Private Limited Information technology consultancy activities	India	INR	—	100%	Adatis Group Limited (99%) Adatis Consulting Limited (1%)
Adatis Managed Services Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
BE-terna Acceleration Holding GmbH Holding company and provision of marketing, consultancy, implementation and commercialisation services for software and information technology	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
BE-terna Acceleration GmbH Holding company	Germany	EUR	—	100%	BE-terna Accelera Holding GmbH

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
BE-terna Enhancement GmbH Holding company	Germany	EUR	—	100%	BE-terna Acceleration GmbH
BE-terna Germany GmbH Holding company	Germany	EUR	—	100%	BE-terna Enhancement GmbH
BE-terna AB (Sweden) Technology services	Sweden	SEK	—	100%	BE-terna Enhancement GmbH
BE-terna Automation AG Technology services	Switzerland	CHF	—	100%	BE-terna Enhancement GmbH
BE-terna ApS Computer programming activities	Denmark	DKK	—	100%	BE-terna Enhancement GmbH
BE-terna B.V. (Netherlands) Technology services	Netherlands	EUR	—	100%	BE-terna ApS (Denmark)
BE-terna GmbH (Leipzig) Software production, electronic data processing, consultancy, services and project management	Germany	EUR	—	100%	BE-terna Germany GmbH
BE-terna Austria GmbH Holding company	Austria	EUR	—	100%	BE-terna Enhancement GmbH
BE-terna GmbH (Innsbruck) Services in automatic data processing and information technology	Austria	EUR	—	100%	BE-terna Austria GmbH
Pipol A/S Conduct business with international implementation of business-oriented software solutions	Denmark	DKK	1	100%	BE-terna Enhancement GmbH
BE-terna A/S (Norway) Computer programming activities	Norway	NOK	—	100%	BE-terna Enhancement GmbH
BE-terna Business Solutions GmbH Software development and consulting, distribution of corresponding products, systems and processes	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Industry Solutions GmbH Sales, implementation and maintenance of international ERP products	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna AG (Switzerland) Service provision, analysis and optimisation of business processes, selection of business software and implementation of ERP solutions	Switzerland	CHF	—	100%	BE-terna GmbH (Innsbruck)
BE-terna SRL Services in automatic data processing and information technology	Italy	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Adriatic d.o.o Holding company	Slovenia	EUR	—	100%	BE-terna Austria GmbH
BE-terna d.o.o. (Serbia) Technology services	Serbia	RSD	13	100%	BE-terna Adriatic d.o.o
BE-terna d.o.o (Slovenia) Technology services	Slovenia	EUR	—	100%	BE-terna Adriatic d.o.o
BE-terna d.o.o (Croatia) Technology services	Croatia	EUR	2	100%	BE-terna Adriatic d.o.o
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	260	70%	Telefónica, S.A.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	291	70%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	70%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Republica Dominicana	USD	6	70%	Telxius Cable América, S.A. (69.30%) Telxius Cable España, S.L.U. (0.70%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	70%	Telxius Cable América, S.A. (66.50%) Telxius Cable España, S.L.U. (3.50%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	10	70%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	14	70%	Telxius Cable América, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telxius Cable USA, Inc. High bandwidth communications services	USA	USD	58	70%	Telxius Telecom, S.A.
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	70%	Telxius Cable América, S.A.
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	26	70%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	20	70%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	70%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	70%	Telxius Cable América, S.A. (66.49%) Telxius Cable Chile, S.A. (1.17%) Telxius Cable Perú, S.A.C. (1.17%) Telxius Cable Guatemala, S.A. (1.16%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	70%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructures	Brazil	USD	74	70%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	2	70%	Telxius Cable América, S.A. (68.60%) Telxius Cable España, S.L.U. (0.7%) Telxius Cable Argentina, S.A. (0.7%)
Telxius México, S.R.L. DE C.V Establishment and operation of any kind of communications infrastructure and/or network	Mexico	USD	—	70%	Telxius Cable América, S.A. (69.99%) Telxius Cable España, S.L.U. (0.01%)
Telefónica Local Services GmbH Holding company	Germany	EUR	—	100%	Telefónica, S.A.
Companies accounted for using the equity method
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	GBP	—	50%	Telefónica O2 Holdings Limited
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	BRL	189	43.82%	Telefônica Brasil, S.A. (18.82%) Telefónica Infra S.L. (25%)
VivaE Educação Digital S.A. Training for professional and management development	Brazil	BRL	26	37.65%	Telefônica Brasil, S.A.
HoldCo InfraCo SpA Investment in money and/or securities	Chile	CLP	135,534	39.76%	Telefónica Chile, S.A.
Infraco SpA. Operation of physical fibre optic infrastructure	Chile	CLP	246,002	39.76%	HoldCo InfraCo SpA
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltda. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40%) Telefónica Factoring España, S.A. (10%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Chile, SpA. Factoring services provider	Chile	CLP	547	50%	Telefónica Factoring España, S.A.
Mobile Financial Services Holding SPRL Financial services	Belgium	USD	198	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	COP	6,000	50%	Telefónica Innovación Digital, S.L.U.
Alamo Holdco S.L. Holding company	Spain	EUR	—	27%	Colombia Telecomunicaciones S.A. ESP BIC
ONNET Fibra Colombia S.A.S. Fibre wholesale supplier	Colombia	COP	56,307	27%	Alamo Holdco S.L.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	364	54.21%	Telefónica del Perú, S.A.A.
Movistar Prosegur Alarmas, S.L. Private security services	Spain	EUR	—	50%	Telefónica España Filiales, S.A.U.
Prosegur Soluciones S.A.U. Private security services	Spain	EUR	—	50%	Movistar Prosegur Alarmas, S.L.
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Canarias, S.L.U Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Bizkaia, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Solar360 de Repsol y Movistar S.L. Development and marketing of photovoltaic self-consumption products and/or services	Spain	EUR	—	50%	Telefónica de España, S.A.U.
UGG TopCo/HoldCo General Partner GmbH. Holding company	Germany	EUR	—	48.24%	Telefónica Infra Germany GmbH. (40%) Telefónica Germany 1. Beteiligungsgesellschaft mbH. (8.24%)
UGG TopCo GmbH & Co KG Holding company	Germany	EUR	—	48.24%	Telefónica Infra Germany GmbH. (40%) Telefónica Germany 1. Beteiligungsgesellschaft mbH. (8.24%)
UGG HoldCo GmbH& Co KG Holding company	Germany	EUR	—	48.24%	UGG TopCo GmbH & Co KG
UGG General Partner GmbH Holding company	Germany	EUR	—	48.24%	UGG HoldCo GmbH& Co KG
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	EUR	—	48.24%	UGG HoldCo GmbH& Co KG
Daytona Midco S.L. Securities transactions	Spain	EUR	—	20%	Telefónica Infra, S.L.U.
Digital Data Centre BidCo, SLU. Management and administration of equity securities	Spain	EUR	4	20%	Daytona Midco S.L.
Telefónica Renting, S.A. Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the leasing thereof	Spain	EUR	—	50%	Telefónica, S.A.
Opal Holdco Limited Holding company	United Kingdom	GBP	—	50%	Telefónica Infra, S.L.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)
Opal Jvco Limited Holding company	United Kingdom	GBP	—	25%	Opal Holdco Limited
Utiq, S.A. Technology solutions for digital advertising	Belgium	EUR	14	25%	Telefónica Innovación Digital, S.L.U.
Main changes in the scope of consolidation for the year 2023
Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Brazil
Vale Saúde, Administradora de Cartões Ltda. Provision of health services	Brazil	03/31/2023	75.13%
Other companies
Telxius Telecom, S.A. Telecommunications service provider	Spain	01/31/2023	40%
Cryptography & Security Systems S.L.U. Software programming activities	Spain	01/31/2023	100%
Telefónica Local Services GmbH Holding company	Germany	10/31/2023	100%
Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Other companies
BE-terna SRL Services in automatic data processing and information technology	Italy	04/30/2023	100%
Telxius México, S.R.L. DE C.V Establishment and operation of any kind of communications infrastructure and/or network	Mexico	11/30/2023	70%
Companies accounted for using the equity method
Utiq, S.A. Technology solutions for digital advertising	Belgium	03/31/2023	25%
Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Brazil
Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. Wireline telephony operator	Brazil	02/28/2023	Telefônica Brasil, S.A.
Vita IT Comércio e Serviços de Soluções em TI Ltda. Technical support, maintenance and other IT services	Brazil	11/30/2023	Telefônica Infraestructura e Segurança Ltda.
Other companies
Pontel Participaciones, S.L. Holding company	Spain	03/31/2023	Telxius Telecom, S.A.
Tempotel, Empresa de Trabajo Temporal, S.A.U. Temporary employment agency	Spain	10/31/2023	Telefónica Gestión Integral de Edificios y Servicios S.L.U.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	10/31/2023	Telefónica Innovación Digital, S.L.U.
Companies accounted for using the equity method
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	10/31/2023	Buendía Estudios, S.L.

Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Other companies
Pontel Participaciones, S.L. Holding company	Spain	01/31/2023	13.35%
Companies accounted for using the equity method
The Smart Steps Data Technology Company Big data services in China	China	05/31/2023	33.75%
Cornerstone Telecommunications Infrastructure Limited Mobile phone towers	United Kingdom	11/30/2023	8.33%
Liquidated companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Shareholding
Other companies
Kumo Analytics Limited Information technology consultancy activities	United Kingdom	01/31/2023	100%
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	09/30/2023	100%
O2 (Netherlands ) Holdings BV. Holding company	Netherlands	11/30/2023	100%
Telfin Ireland DAC. Intragroup financing	Ireland	11/30/2023	100%

Main changes in the scope of consolidation for the year 2022
Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Brazil
VivaE Educação Digital S.A. Training for professional and management development	Brazil	02/28/2022	74.79%
Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. Wireline telephony operator	Brazil	04/30/2022	74.79%
Vivo ventures fundo de investimento em participacoes multiestrategia. Fondos de inversión	Brazil	04/30/2022	74.79%
Vita IT Comércio e Serviços de Soluções em TI Ltda. Technical support, maintenance and other IT services	Brazil	10/31/2022	74.79%
Other companies
Geprom Software Engineering S.L. Technical engineering services and other consultancy activities	Spain	01/30/2022	100%
Geprom Software Engineering S.A. de C.V. Technical engineering services and other consultancy activities	Mexico	01/30/2022	100%
Perpetual Topco Limited Holding company	United Kingdom	03/31/2022	100%
Perpetual Midco Limited Holding company	United Kingdom	03/31/2022	100%
Perpetual Bidco Limited Holding company	United Kingdom	03/31/2022	100%
Incremental Group Holdings Limited Holding company	United Kingdom	03/31/2022	100%
Redspire Limited Software development and information technology consultancy activities	United Kingdom	03/31/2022	100%
Incremental Group Limited Information technology consultancy activities and other services activities	United Kingdom	03/31/2022	100%
Adatis Group Limited Holding company	United Kingdom	03/31/2022	100%
Adatis Consulting Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
Adatis BG LTD Information technology consultancy activities	Bulgaria	03/31/2022	100%
Adatis India Private Limited Information technology consultancy activities	India	03/31/2022	100%
Kumo Analytics Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
Adatis Managed Services Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
BE-terna Acceleration Holding GmbH Holding company and provision of marketing, consultancy, implementation and commercialisation services for software and information technology	Germany	06/30/2022	100%
BE-terna Acceleration GmbH Holding company	Germany	06/30/2022	100%
BE-terna Enhancement GmbH Holding company	Germany	06/30/2022	100%
BE-terna Germany GmbH Holding company	Germany	06/30/2022	100%
BE-terna AB (Sweden) Technology services	Sweden	06/30/2022	100%
Boydak Automation AG Technology services	Switzerland	06/30/2022	100%
BE-terna ApS (Denmark) Computer programming activities	Denmark	06/30/2022	100%
BE-terna B.V. (Netherlands) Technology services	Netherlands	06/30/2022	100%
BE-terna GmbH (Leipzig) Software production, electronic data processing, consultancy, services and project management	Germany	06/30/2022	100%

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies (cont.)
BE-terna Austria GmbH Holding company	Austria	06/30/2022	100%
BE-terna GmbH (Innsbruck) Services in automatic data processing and information technology	Austria	06/30/2022	100%
Pipol A/S Conduct business with international implementation of business-oriented software solutions	Dinamarca	06/30/2022	100%
BE-terna A/S (Norway) Computer programming activities	Norway	06/30/2022	100%
BE-terna Business Solutions GmbH Software development and consulting, distribution of corresponding products, systems and processes	Germany	06/30/2022	100%
BE-terna Industry Solutions GmbH Sales, implementation and maintenance of international ERP products	Germany	06/30/2022	100%
BE-terna AG (Switzerland) Service provision, analysis and optimisation of business processes, selection of business software and implementation of ERP solutions	Switzerland	06/30/2022	100%
BE-terna Adriatic d.o.o Holding company	Slovenia	06/30/2022	100%
BE-terna d.o.o Belgrade (Serbia) Technology services	Serbia	06/30/2022	100%
BE-terna d.o.o Ljubijana (Slovenia) Technology services	Slovenia	06/30/2022	100%
BE-terna d.o.o Zagreb (Croatia) Technology services	Croatia	06/30/2022	100%
Companies accounted for using the equity method
Alamo Holdco S.L. Holding company	Spain	01/31/2022	27%
ONNET Fibra Colombia S.A.S. Fibre wholesale supplier	Colombia	01/31/2022	27%
Opal Holdco Limited Holding company	United Kingdom	08/31/2022	50%
Opal Jvco Limited Holding company	United Kingdom	08/31/2022	50%
Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Telefónica Spain
Bluevia Fibra, S.L. Operations and exploitation of FTTH network and other connectivity services.	Spain	06/30/2022	100%
Solar360 Soluciones de Instalacion y Mantenimiento S.L. Marketing and management in the installation, sale and maintenance of photovoltaic equipment	Spain	06/30/2022	51%
Telefónica Hispam
TLH Holdco, S.L. Holding company	Spain	09/30/2022	100%
Other companies
TIS Hispanoamérica, S.L. Security services and systems	Spain	10/31/2022	100%
Companies accounted for using the equity method
Buendía Estudios Canarias, S.L.U Service provision related to film and video production activities	Spain	01/01/2022	50%
Buendía Estudios Bizkaia, S.L. Service provision related to film and video production activities	Spain	09/30/2022	50%
Solar360 de Repsol y Movistar S.L. Development and marketing of photovoltaic self-consumption products and/or services	Spain	06/30/2022	50%
Telefónica Renting, S.A. Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the leasing thereof	Spain	07/31/2022	50%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	06/30/2022	Telefónica Audiovisual Digital, S.L.U.
Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Telefónica Spain
Bluevia Fibra, S.L.U. Operations and exploitation of FTTH network and other connectivity services.	Spain	12/31/2022	45%
Other companies
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	01/31/2022	59.58%
Companies accounted for using the equity method
VivaE Educação Digital S.A. Training for professional and management development	Brazil	04/30/2022	50%
Opal Jvco Limited Holding company	United Kingdom	12/31/2022	25%
Liquidated companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Shareholding
Other companies
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	08/31/2022	100%
Sao Paulo Telecomunicaçoes Participaçoes Ltda Holding company	Brazil	10/31/2022	100%

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,717,737	—	6,207	5,647,044
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	10,000	—	91,200	—	301,200
Mr. José Javier Echenique Landiríbar	—	200,000	24,000	—	113,600	—	337,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,577,600	—	27,383	4,204,983
Ms. Carmen García de Andrés	—	120,000	35,000	—	33,600	—	188,600
Ms. María Luisa García Blanco	—	120,000	33,000	—	44,800	—	197,800
Mr. Peter Löscher	—	120,000	24,000	—	113,600	—	257,600
Ms. Verónica Pascual Boé	—	120,000	11,000	—	11,200	—	142,200
Mr. Francisco Javier de Paz Mancho	—	120,000	33,000	—	124,800	—	277,800
Mr. Alejandro Reynal Ample[7]	—	—	—	—	—	—	—
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola	—	120,000	24,000	—	22,400	—	166,400
Ms. Claudia Sender Ramírez	—	120,000	20,000	—	22,400	—	162,400
Ms. Solange Sobral Targa[7]	—	—	—	—	—	—	—
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
4Short-term variable remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2023 and to be paid in the year 2024. In reference to the bonus corresponding to 2022, which was paid in 2023, Executive Board Member Mr José María Álvarez-Pallete López received 4,198,897 euros and Executive Board Member Mr Ángel Vilá Boix received 2,911,200 euros.
5Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings. It is also noted that the Board of Directors, at its meeting held on December 13, 2023, approved, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, a new configuration of the Company's Consultative or Control Committees, specifically: (i) to abolish the Strategy and Innovation Committee; and (ii) to integrate the Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee, which now constitute a single Committee, under the name of Sustainability and Regulation Committee.
6Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.
7 Mr. Alejandro Reynal Ample and Ms. Solange Sobral Targa were appointed Directors of the Company on December 13, 2023.
Mr. Peter Erskine and Mr. Juan Ignacio Cirac Sasturain stood down as Board Members on December 13, 2023, reflecting below the payment received and/or accrued by them in 2023:
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Juan Ignacio Cirac Sasturain	—	120,000	33,000	—	33,600	—	186,600
Mr. Peter Erskine	—	120,000	20,000	—	113,600	—	253,600
1 to 6: Definitions of these concepts are those included in the previous table.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:
OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	90,000	—	—	—	87,500	177,500
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Ms. Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	87,500	87,500
Mr. Peter Löscher	—	119,000	—	—	—	—	119,000
Ms. Verónica Pascual Boé	—	51,667	—	—	—	65,000	116,667
Mr. Francisco Javier de Paz Mancho	—	177,935	—	—	—	155,000	332,935
Mr. Alejandro Reynal Ample[7]	—	—	—	—	—	—	—
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	132,500	132,500
Ms. Solange Sobral Targa[7]	—	—	—	—	—	—	—
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
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2023 and to be paid in the year 2024 by other companies of the Telefónica Group.
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
7 Mr. Alejandro Reynal Ample and Ms. Solange Sobral Targa were appointed Directors of the Company on December 13, 2023.
Likewise, Mr. Peter Erskine and Mr. Juan Ignacio Cirac Sasturain stood down as Board Members on December 13, 2023, reflecting below the payment received and/or accrued by them in 2023:
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	95,000	95,000
Mr. Peter Erskine	—	80,000	—	—	—	—	80,000
1 to 6: Definitions of these concepts are those included in the previous table.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2023 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):
LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2023
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000
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
This Unit-link type insurance is arranged with the entity Occident GCO, S.A.U. de Seguros y Reaseguros (as the legal successor of Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros), and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.
LIFE INSURANCE PREMIUMS
The 2023 amounts for life insurance premiums were as follows:
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	23,156
Mr. Ángel Vilá Boix	18,574
REMUNERATION PLANS BASED ON SHARES
As regards to remuneration plans based on shares (involving Executive Directors), the following long-term variable remuneration plans were in existence during the year 2023:
The so-called Performance Share Plan ("PSP"), made up of three cycles (2021-2023; 2022-2024; 2023-2025), approved by the General Shareholders' Meeting held on April 23, 2021.
During the financial year 2023, the Plan consisted of three cycles. The first cycle, whose target measurement period started on January 1, 2021 and ended on December 31, 2023.
In this cycle, a maximum of 1,913,000 shares were allocated to the Executive Directors on January 1, 2021, with a unit fair value of 3.1598 euros per share for FCF ("Free Cash Flow"), 2.6465 euros for TSR ("Total Shareholder Return") and 3.1598 euros for the CO2 Emission Neutralisation and Reduction target.
At the end of the cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 37.9% at the end of the period, ranking sixth in the comparison group, i.e. between the median and the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 39.45% linked to relative TSR.
With regard to the Free Cash Flow, after taking into account the partial annual payments for 2021, 2022 and 2023, previously audited and approved by the Board at the proposal of the Nominating, Compensation and Corporate Governance Committee, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company’s external and internal auditors, which were first analysed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Finally, in relation to the CO2 Emission Neutralisation and Reduction target, the Appointments, Remuneration and Corporate Governance Committee has regularly monitored the level of CO2 Emissions Neutralisation and, after analysing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Quality Committee (now the Sustainability and Regulation Committee) and the Audit and Control Committee. In this respect, the minimum CO2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO2 Neutralisation target has been met and therefore the weighted payout ratio linked to CO2 Neutralisation was 10%.
Taking into account the Relative TSR, Free Cash Flow and CO2 Neutralisation results, the weighted payout ratio increased to 89.45%. Thus, at the end of the Plan's First Cycle, Executive Directors are entitled to receive 978,583 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 732,596 gross shares in the case of the Chief Operating Officer (COO) Mr. Ángel Vilá Boix.
Similarly, during the 2023 financial year, the second cycle and third cycle of the Plan were in force, starting on January 1, 2022 and January 1, 2023 respectively and ending on December 31, 2024 and December 31, 2025 respectively.
In both cycles, the number of Telefónica, S.A. shares that could be delivered to the participants, within the established maximum, is conditioned and determined by the compliance with the established objectives: 50% of the compliance with the Total Shareholder Return (TSR) objective of Telefónica, S.A. shares, 40% of the Telefónica Group's Free Cash Flow (FCF) and 10% of the Neutralisation and Reduction of CO2 Emissions.
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
With regard to complying with the TSR objective, the number of shares to be delivered associated with meeting this objective will range from 15% of the number of theoretical shares assigned, assuming that the TSR performance of Telefónica, S.A. shares is at least the median of the comparison group, to 50% if the performance is in the third quartile or above in the comparison group, with the percentage calculated by linear interpolation for cases falling between the median and third quartile.
In order to determine the compliance with the FCF objective and calculate the specific number of shares to be delivered for this concept, the FCF level generated by the Telefónica Group during each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each financial year.
With regard to the FCF, for each of the cycles in force during the financial year 2023, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned.
In order to determine compliance with the CO2 Emission Neutralisation and Reduction target and to calculate the specific number of shares to be delivered for this item, the level of CO2 Emissions Neutralisation achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2.
The level of direct and indirect CO2 emissions from our daily activity shall be calculated according to the following:

CO2 Emission = Activity Data x Emission Factor, where:
- Activity: Amount of energy, fuel, gas, etc. consumed by the Company.
- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each unit of activity.
The emission factor provided by official sources (European Union, Ministries, CNMC, International Energy Agency, etc.) is used for electricity and the GHG Protocol emission factors are used for fuels.
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
The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralisation and Reduction targets set for the Second and Third Cycles of the Plan is shown below.
PSP - Second cycle / 2022-2024

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
PSP - Third cycle / 2023-2025

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,100,000
Mr. Ángel Vilá Boix	831,000
(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.
In any case, it is noted that no shares have been delivered to Executive Directors under the third cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.
On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Executive Directors participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Global Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros. As a result, each Executive Director is entitled to receive 589 gross shares upon termination of the Plan.

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2023 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.
Furthermore, the company does not grant nor has granted during the year 2023, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.
Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2023, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 8,749,939 euros during the 2023 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2023 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 947,676 euros; the contributions corresponding to the Pension Plan increased to 212,281 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 113,293 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 122,315 euros.
On the other hand, regarding share-based remuneration plans, during the year 2023, there were in force the following long-term variable remuneration plans:
The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2021-2023; 2022-2024; 2023-2025), approved by the General Shareholders' Meeting held on April 23, 2021.
The target measurement period of the first cycle started on January 1, 2021 and ended on December 31, 2023. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR ("Total Shareholder Return"), FCF ("Free Cash Flow") and CO2 Emission Neutralisation and Reduction targets set for the First Cycle for all the Company's Senior Executives was 1,333,081.
At the end of the First Cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 37.9% at the end of the period, ranking sixth in the comparison group, i.e. between the median and the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 39.45% linked to relative TSR.
In terms of Free Cash Flow, after taking into account the partial annual payments for 2021, 2022 and 2023, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company’s external and internal auditors, which were first analysed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Finally, in relation to the CO2 Emission Neutralisation and Reduction target, the Appointments, Remuneration and Corporate Governance Committee has regularly monitored the level of CO2 Emission Neutralisation and, after analysing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Quality Committee (now the Sustainability and Regulation Committee) and the Audit and Control Committee. In this respect, the minimum CO2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO2 Neutralisation target has been met and therefore the weighted payout ratio linked to CO2 Neutralisation was 10%.
Taking into account the Relative TSR, Free Cash Flow and CO2 Neutralisation results, the weighted payout ratio increased to 89.45%. Thus, at the end of the first cycle of the Plan, the Company's Senior Executives are entitled to receive 1,192,442 gross shares.
The target measurement period for the second and third cycles started on 1 January 2022 and 1 January 2023 respectively, and will end on December 31, 2024 and December 31, 2025 respectively. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF
1

(Free Cash Flow) and CO2 Emission Neutralisation and Reduction targets set for the second and third cycles for all the Company's Senior Executives is 1,241,015 in the second cycle of the Plan and 1,378,418 in the third cycle of the Plan.
On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Senior Management participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros. Thus, at the end of the first cycle of the Plan, the Company's Senior Executives are entitled to receive 2,936 gross shares.
1For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

Appendix III: Debentures and bonds
The detail and key features of outstanding debentures and bonds at December 31, 2023 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2024	2025	2026	2027	2028	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,109	1,109
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,609	1,609
TELEF. EMISIONES FEBRUARY 2019 (1)	EUR	1.069%	1,000	—	—	—	—	—	1,000
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	1,127	—	—	—	—	1,127
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	—	892	—	—	—	—	892
EMTN O2 GBP	GBP	5.375%	—	—	575	—	—	—	575
TELEF. EMISIONES APRIL 2016	EUR	1.460%	—	—	1,279	—	—	—	1,279
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	—	—	—	1,000	—	—	1,000
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	1,131	—	—	1,131
TELEF. EMISIONES MAY 2020	EUR	1.201%	—	—	—	1,250	—	—	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	500	—	500
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	1,250	—	1,250
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	200	—	200
TELEF. EMISIONES MARCH 2019	EUR	1.788%	—	—	—	—	—	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	460	460
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800

Total Telefónica and its instrumental companies (cont.)
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2024	2025	2026	2027	2028	Subsequent years	Total
TELEF. EMISIONES FEBRUARY 2020	EUR	0.664%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MAY 2022 (2)	EUR	2.592%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES MAY 2020	EUR	1.807%	—	—	—	—	—	750	750
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,810	1,810
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	181	181
TELEF. EMISIONES MARCH 2018	USD	4.665%	—	—	—	—	—	453	453
TELEF. EMISIONES JULY 2019	EUR	1.957%	—	—	—	—	—	500	500
TELEF. EMISIONES JULY 2020	EUR	1.864%	—	—	—	—	—	500	500
TELEF. EMISIONES APRIL 2022	EUR	1.864%	—	—	—	—	—	100	100
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,810	1,810
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	452	452
TELEF. EMISIONES MARCH 2018	USD	4.895%	—	—	—	—	—	1,131	1,131
TELEF. EMISIONES MARCH 2019	USD	5.520%	—	—	—	—	—	1,131	1,131
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES NOVEMBER 2023 (1)	EUR	4.183%	—	—	—	—	—	850	850
Telefónica Emisiones, S.A.U.			1,000	2,019	1,854	3,381	1,950	14,828	25,032
Total Telefónica, S.A. and its instrumental companies			1,000	2,019	1,854	3,381	1,950	16,437	26,641

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2024	2025	2026	2027	2028	Subsequent years	Total
Bond Serie T	UFC	4.200%	—	—	—	—	112	—	112
Bond O	CLP	3.500%	—	72	—	—	—	—	72
Bond Q	CLP	3.600%	—	—	93	—	—	—	93
Bond 144 A	USD	3.537%	—	—	—	—	—	423	423
Telefónica Móviles Chile, S.A.			—	72	93	—	112	423	700
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.6250%	—	—	—	26	—	—	26
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	—	—	—	—	20	—	20
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%	—	—	—	—	20	—	20
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%	—	—	—	—	8	—	8
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3.0938%	—	—	—	—	—	18	18
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	29	—	—	—	—	—	29
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	33	—	—	—	—	—	33
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	—	26	—	—	—	—	26
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	—	20	—	—	—	20
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	—	138	138	138	—	—	414
Telefónica del Perú, S.A.			62	164	158	164	48	18	614
Debentures (2)	BRL	CDI + 1.12%	—	280	—	—	—	—	280
Debentures (2)	BRL	CDI + 1.35%	—	—	—	374	—	—	374
Telefônica Brasil, S.A.			—	280	—	374	—	—	654
BOND R144-A	USD	4.950%	—	—	—	—	—	452	452
Bond A5	COP	6.650%	82	—	—	—	—	—	82
Bond C10	COP	IPC + 3.39%	—	—	—	—	—	36	36
Colombia Telecomunicaciones, S.A, ESP			82	—	—	—	—	488	570
Bond	EUR	1.750%	—	600	—	—	—	—	600
O2 Telefónica Deutschland Finanzierungs, GmbH			—	600	—	—	—	—	600
Total Outstanding Debentures and Bonds Foreign operators			144	1,116	251	538	160	929	3,138
Total Outstanding Debentures and Bonds			1,144	3,135	2,105	3,919	2,110	17,366	29,779
(1) Debentures and green bonds (See Note 29.d)
(2) Debentures and sustainable bonds (See Note 29.d)
The main debentures and bonds issued by the Group in 2023 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond (1)	11/21/2023	11/21/2033	850	850	EUR	4.183%
Telefónica Móviles Chile, S.A.
Internacional Bond (1)	08/18/2023	08/18/2028	3	114	UFC	UFC + 4.7339%
(1) Internacional and sustainable bonds and debentures (See Note 29. d)

Appendix IV: Financial instruments
The detail of the net financial debt arranged by the Group (notional amount) by currency and interest rates at December 31, 2023 is as follows:

								Fair value
Millions of euros	2024	2025	2026	2027	2028	Subsequent years	Notional	Underlying debt (*)	Associated derivatives	Total
Euro	(6,794)	2,302	3,807	3,771	2,250	15,558	20,894	13,417	7,988	21,405
Floating rate	799	(113)	1,845	170	374	3,190	6,265	1,042	8,950	9,992
Spread	0.12%	—	(0.11%)	0.72%	0.16%	0.10%	0.06%	—	—	—
Fixed rate	(7,592)	2,415	1,962	3,601	1,876	12,368	14,629	12,375	(962)	11,413
Interest rate	2.52%	0.89%	2.23%	1.16%	1.78%	1.74%	1.83%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(95)	—	—	—	—	—	(95)	—	(93)	(93)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(95)	—	—	—	—	—	(95)	—	(93)	(93)
Interest rate	6.36%	—	—	—	—	—	6.36%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	99	—	(2)	(6)	(4)	—	87	899	(817)	82
Floating rate	—	—	—	—	—	—	—	—	(2)	(2)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	99	—	(2)	(6)	(4)	—	87	899	(815)	84
Interest rate	5.14%	—	5.37%	0.70%	0.70%	—	4.76%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CHF	(3)	—	—	—	—	—	(3)	—	—	—
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(3)	—	—	—	—	—	(3)	—	—	—
Interest rate	1.00%	—	—	—	—	—	1.00%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(612)	(23)	(1,807)	—	27	1,810	(605)	12,336	(12,916)	(580)
Floating rate	(13)	—	(1,810)	—	27	1,810	14	206	(192)	14
Spread	(0.02%)	—	0.28%	—	1.00%	—	0.14%	—	—	—
Fixed rate	(599)	(23)	3	—	—	—	(619)	12,129	(12,724)	(594)
Interest rate	0.46%	1.87%	3.47%	—	—	5.19%	0.52%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UYU	37	—	28	—	—	—	65	116	(43)	73
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	37	—	28	—	—	—	65	116	(43)	73
Interest rate	11.66%	—	8.90%	—	—	—	10.46%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2024	2025	2026	2027	2028	Subsequent years	Notional	Underlying debt(*)	Associated derivatives	TOTAL
Instruments in ARS	(100)	—	—	—	—	—	(100)	(90)	—	(90)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(100)	—	—	—	—	—	(100)	(90)	—	(90)
Interest rate	81.86%	—	—	—	—	—	81.86%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	2,462	1,016	9	383	14	95	3,979	809	3,219	4,028
Floating rate	(737)	1,016	9	383	14	95	780	810	63	873
Spread	0.86%	0.26%	—	1.32%	—	—	0.62%	—	—	—
Fixed rate	3,199	—	—	—	—	—	3,199	(2)	3,156	3,154
Interest rate	8.84%	—	—	—	—	—	8.84%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(280)	173	338	—	112	433	776	(253)	1,052	798
Floating rate	(20)	—	245	—	112	388	725	52	689	742
Spread	—	—	1.53%	—	1.66%	(0.49%)	0.48%	—	—	—
Fixed rate	(260)	173	93	—	—	45	51	(306)	362	57
Interest rate	6.64%	3.30%	3.60%	—	—	4.31%	4.95%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	119	(120)	(1)
Floating rate	—	—	—	—	—	—	—	119	(120)	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	259	164	158	138	—	—	719	371	350	721
Floating rate	12	—	—	—	—	—	12	12	—	12
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	247	164	158	138	—	—	707	359	350	709
Interest rate	3.63%	7.08%	7.36%	7.38%	—	—	5.99%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	—	—	—	26	48	18	92	93	—	93
Floating rate	—	—	—	26	48	18	92	93	—	93
Spread	—	—	—	3.63%	3.03%	3.09%	3.21%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	294	267	7	7	7	541	1,123	412	743	1,156
Floating rate	75	(301)	7	7	7	505	300	395	(76)	319
Spread	1.19%	0.03%	—	—	—	0.33%	0.29%	—	—	—
Fixed rate	219	568	—	—	—	36	823	18	819	837
Interest rate	7.14%	3.19%	—	—	—	8.09%	4.45%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(23)	—	—	—	—	—	(23)	(24)	—	(24)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(23)	—	—	—	—	—	(23)	(24)	—	(24)
Interest rate	36.02%	—	—	—	—	—	36.02%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2024	2025	2026	2027	2028	Subsequent years	Notional	Underlying debt(*)	Associated derivatives	TOTAL
Instruments in MXN	(264)	20	40	—	—	—	(204)	(449)	237	(212)
Floating rate	(1)	—	—	—	—	—	(1)	(1)	—	(1)
Spread	1.13%	—	—	—	—	—	1.13%	—	—	—
Fixed rate	(263)	20	40	—	—	—	(203)	(448)	237	(211)
Interest rate	9.53%	6.08%	8.80%	—	—	—	9.23%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other currencies
Instruments in other currencies	(7)	—	—	—	—	—	(7)	(7)	—	(7)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(7)	—	—	—	—	—	(7)	(7)	—	(7)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							26,697	27,748	(399)	27,349
Floating rate							8,185	2,729	9,313	12,042
Fixed rate							18,512	25,019	(9,712)	15,307
(*) Includes all net financial debt adjustments

The table below shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2023:

Interest rate swaps
Millions of euros	Maturity
Non trading accountant purposes	2024	2025	2026	2027	2028	Subsequent years	Total	Fair value
EUR								302
Fixed to floating	—	—	—	—	—	—	—	367
Receiving leg	(1,378)	(1,195)	(1,215)	(325)	(875)	(2,690)	(7,678)	(6,132)
Average Interest Rate	1.30%	1.07%	1.29%	0.86%	0.59%	1.33%	1.17%
Paying leg	1,378	1,195	1,215	325	875	2,690	7,678	6,499
Average Spread	0.36%	0.45%	—	—	—	—	0.13%
Floating to fixed	—	—	—	—	—	—	—	(23)
Receiving leg	(470)	(50)	(477)	(245)	—	(1,320)	(2,562)	(2,586)
Average Spread	—	—	—	—	—	—	—
Paying leg	470	50	477	245	—	1,320	2,562	2,563
Average Interest Rate	1.26%	0.65%	0.71%	1.22%	—	2.69%	1.88%
Floating to floating	—	—	—	—	—	—	—	(42)
Receiving leg	(7,598)	—	—	—	—	—	(7,598)	(7,649)
Average Spread	—	—	—	—	—	—	—
Paying leg	7,598	—	—	—	—	—	7,598	7,607
Average Interest Rate	0.08%	—	—	—	—	—	0.08%

Interest rate swaps
Millions of euros	Maturity
Trading accountant purposes	2024	2025	2026	2027	2028	Subsequent years	Total	Fair value
EUR								(1,066)
Fixed to floating	—	—	—	—	—	—	—	(75)
Receiving leg	(300)	(775)	—	(100)	(175)	(3,750)	(5,100)	(3,290)
Average Interest Rate	—	0.05%	—	0.76%	0.69%	2.56%	1.93%
Paying leg	300	775	—	100	175	3,750	5,100	3,215
Average Spread	2.94%	2.95%	—	—	—	—	0.62%
Floating to fixed	—	—	—	—	—	—	—	(991)
Receiving leg	(1,500)	(1,004)	—	(1,366)	—	(8,654)	(12,524)	(7,966)
Average Spread	2.56%	1.83%	—	—	—	—	0.45%
Paying leg	1,500	1,004	—	1,366	—	8,654	12,524	6,976
Average Interest Rate	—	0.16%	—	0.92%	—	1.59%	1.21%
USD								671
Fixed to floating	—	—	—	—	—	—	—	671
Receiving leg	(80)	(409)	(3,629)	(4,207)	—	(8,982)	(17,307)	(9,822)
Average Interest Rate	2.36%	1.30%	2.79%	1.59%	—	3.16%	2.65%
Paying leg	80	409	3,629	4,207	—	8,982	17,307	10,493
Average Spread	—	1.03%	2.78%	0.97%	—	—	0.84%
GBP								3
Fixed to floating	—	—	—	—	—	—	—	3
Receiving leg	—	—	—	—	—	(460)	(460)	(459)
Average Interest Rate	—	—	—	—	—	3.42%	3.42%
Paying leg	—	—	—	—	—	460	460	462
Average Spread	—	—	—	—	—	—	—

Millions of euros	Maturity
Trading accountant purposes	2024	2025	2026	2027	2028	Subsequent years	Total	Fair value
CLP								(2)
Floating to fixed	—	—	—	—	—	—	—	(2)
Receiving leg	—	—	—	—	—	(45)	(45)	(44)
Average Spread	—	—	—	—	—	(0.46)%	(0.46)%
Paying leg	—	—	—	—	—	45	45	42
Average Interest Rate	—	—	—	—	—	4.31%	4.31%
COP								(150)
Fixed to floating	—	—	—	—	—	—	—	(75)
Receiving leg	—	(71)	—	—	—	—	(71)	(618)
Average Interest Rate	—	5.77%	—	—	—	—	5.77%
Paying leg	—	71	—	—	—	—	71	542
Average Spread	—	1.07%	—	—	—	—	1.07%
Floating to fixed	—	—	—	—	—	—	—	(75)
Receiving leg	—	(568)	—	—	—	(36)	(604)	(617)
Average Spread	—	—	—	—	—	3.39%	0.20%
Paying leg	—	568	—	—	—	36	604	542
Average Interest Rate	—	3.19%	—	—	—	8.09%	3.48%

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2024	2025	2026	2027	2028	Subsequent years	Total
Currency swaps
Receive	BRL	32	—	—	—	—	—	32
Pay	BRL	(95)	—	—	—	—	—	(95)
Receive	CLP	—	—	—	—	—	—	—
Pay	CLP	—	—	(178)	—	(112)	(433)	(723)
Receive	COP	—	446	—	—	—	—	446
Pay	COP	—	(446)	—	—	—	(446)	(892)
Receive	EUR	23	—	—	2,542	—	—	2,565
Pay	EUR	(80)	(46)	(2,352)	(3,728)	—	(6,703)	(12,909)
Receive	GBP	—	—	575	—	—	460	1,035
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	96	96
Pay	JPY	—	—	—	—	—	—	—
Receive	UFC	—	—	—	—	114	—	114
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	150	499	1,997	3,574	—	7,172	13,392
Pay	USD	(31)	(452)	—	(2,443)	—	—	(2,926)
TOTAL		(1)	1	42	(55)	2	146	135
The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.83), EUR/USD (1.12) and USD/COP (3,742.44).

Millions of euros		2024	2025	2026	2027	2028	Subsequent years	Total
Forwards
Receive	BRL	41	—	—	—	—	—	41
Pay	BRL	(3,241)	—	—	—	—	—	(3,241)
Receive	CLP	1	—	—	—	—	—	1
Pay	CLP	(255)	—	—	—	—	—	(255)
Receive	COP	73	—	—	—	—	—	73
Pay	COP	(301)	—	—	—	—	—	(301)
Receive	CZK	95	—	—	—	—	—	95
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	5,515	—	—	—	—	—	5,515
Pay	EUR	(1,391)	—	—	—	—	—	(1,391)
Receive	GBP	12	—	—	—	—	—	12
Pay	GBP	(324)	—	—	—	—	—	(324)
Receive	MXN	3	—	—	—	—	—	3
Pay	MXN	(255)	(20)	—	—	—	—	(275)
Receive	PEN	28	—	—	—	—	—	28
Pay	PEN	(382)	—	—	—	—	—	(382)
Receive	USD	2,183	18	—	—	—	—	2,201
Pay	USD	(1,894)	—	—	—	—	—	(1,894)
Receive	UYU	74	—	—	—	—	—	74
Pay	UYU	(31)	—	—	—	—	—	(31)
TOTAL		(49)	(2)	—	—	—	—	(51)
The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.86), EUR/USD (1.09), USD/COP (4,170.12) and EUR/BRL (5.41).

Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2023 and 2022 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2023	12/31/2022	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	—	USD	—	12	02/22/2013	01/31/2023
Structured Financing (*)	—	USD	—	27	08/01/2013	10/31/2023
Structured Financing (*)	150	USD	136	223	12/11/2015	03/11/2026
Structured Financing (*)	101	EUR	101	161	12/11/2015	03/11/2026
Sustainable syndicated (1)	5,500	EUR	—	—	03/15/2018	01/13/2028
Bilateral loan	—	EUR	150	150	09/26/2022	12/15/2032
Bilateral loan	—	EUR	125	—	12/23/2022	06/15/2033
Bilateral loan	—	EUR	150	—	02/14/2023	09/29/2033
Telefónica Brasil, S.A.
Bilateral loan	—	USD	—	199	04/04/2022	09/28/2023
Telefónica Germany GmbH & Co. OHG
EIB Financing	—	EUR	108	183	06/13/2016	06/13/2025
Sustainable syndicated	750	EUR	—	—	12/17/2019	12/17/2026
EIB Financing (Tranche 1)	—	EUR	300	300	12/18/2019	06/18/2029
EIB Financing (Tranche 2)	—	EUR	150	150	01/14/2020	07/14/2029
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan	500,000	COP	118	97	07/06/2021	03/19/2025
Telxius Telecom, S.A.
Syndicated (2)	—	EUR	—	201	12/01/2017	12/01/2024
Syndicated (3)	145	EUR	100	—	12/01/2023	12/01/2028
Bluevia Fibra S.L.U.
Syndicated (4)	360	EUR	250	245	11/16/2022	12/20/2028
Telefónica Móviles Chile, S.A.
Bilateral loan	—	USD	—	133	04/17/2020	09/29/2023
Bilateral loan	129	USD	116	—	08/22/2023	08/22/2026
(1)The first one year extension option of the 5,500 million euros syndicated credit facility of Telefonica, S.A., was executed on January 13, 2023 and the second one year extension option on January 13, 2024. The facility had two annual extension options at Telefónica, S.A. request, with a maximum maturity up to 2029.
(2) On December 1, 2023 there was early cancelation on the Telxius Telecom, S.A, syndicated facility signed on 2017.
(3) The facility has two annual extension options at Telxius Telecom, S.A,  request with a maturity maximum up to 2030.
(4) On December 20, 2023 the first one year extension of the Bluevía Fibra S.L.U syndicated facility for 360 million euros was executed. The facility has two annual extension options at Bluevía Fibra S.L.U request with a maturity maximum up to 2029.
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
Electronic Communication Regulation in the European Union
By Directive (EU) 2018/1972, of December 11, 2018, the European Code of Electronic Communications (EECC in its acronym in English) was approved by the European Parliament and the Council. The Member States had a period of 2 years (until December 21, 2020) to transpose it into their national legislation.
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
•Roaming: On April 13, 2022, the new Regulation on international roaming in the European Union was published in the Official Journal of the EU and being directly binding for Member States as it entered into force on July 1, 2022. From this date the new regulation maintains “Roaming like at Home” and includes a new glide path for maximum wholesale rates for voice, data and SMS. This reviewed regulation also includes new provisions on transparency and Quality of services. This regulation is set to expire in 2032, though it is foreseen review in 2025 to assess market evolution. For this 2025 review, the EC has already started a process to analyze wholesale roaming costs together with the Euro rate for mobile termination -MTRs-.
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
On April 2023, the EC submitted a report assessing the regulatory implementation of the OIR to the European Parliament and to the Council thereon. The EC concluded the principle based Open Internet Regulation remains relevant and fit for purpose, proposing to keep OIR unchanged. The EC shall deliver a new assessment report in four years’ time, by April 30, 2027, including, needed be, appropriate proposals to amend the Regulation.
Digital Single Market
Among the most relevant regulatory initiatives we can find the following:
•Content Package:
•On November 28, 2018, the audiovisual Directive (AVMS) was published in the Official Journal of the European Union. The text came into force on December 19, and had to be transposed into national law in the EU member States by September 19, 2020. In Germany, the transposition of the AVMSD was specified in the Interstate Media Treaty, which entered into force on November 7, 2020. The United Kingdom adopted the AVMS Regulation on September 30, 2020, which was applicable until the formalization of the UK’s exit from the UE. And in Spain, the Draft General Law on Audiovisual Communication was adopted on November 30, 2021. Among the main novelties of the regulation, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries. On 18th May 2023, Telefónica participated at a High- Level Roundtable with Commissioner Breton and CEOs of European audiovisual companies during the Cannes Film Festival. Commissioner Breton and industry representatives discussed about challenges and opportunities of European companies, about enhancing the competitiveness of the European media sector and how future business models should help to strengthen the exploitation and retention of Intellectual Property Rights in the EU. The same day Breton presented the European Media Industry Outlook with a complete analysis of EU media market and consumption patterns across the EU.
▪The Geo-Blocking Regulation forbids any unjustified geographically-based restrictions which undermine online shopping and cross-border sales. Audiovisual services are excluded from the scope of the Regulation and territorial licences and legitimate geo-blocking practices are considered justified protection tools for the European audiovisual industry. On December 2020, the

European Commission published an Action Plan to support the recovery and transformation of the audiovisual sector. This Plan included a proposal for a dialogue between the European Commission and the audiovisual industry to facilitate access to and availability of audiovisual content across EU borders. Three meetings between the Commission and industry took place during 2021 while the last meeting took place in December 2022. Commissioner Breton might ask to engage further with industry to enhance cross-border access to and availability of audiovisual content across the EU. On 13 December 2023, European Parliament adopted a Resolution on the implementation of the 2018 Geo-blocking Regulation in the Digital Single Market, maintaining that the eventual inclusion of audiovisual services in the scope of the Geo-blocking Regulation would result in a significant loss of revenue, putting investment in new content at risk, while eroding contractual freedom and reducing cultural diversity in content production, distribution, promotion and exhibition. European Commission will present its Second Implementation Report on the application of the Regulation and its overall impact on the Internal Market in 2025.
▪European Commission issued a Recommendation on combating online piracy of live content on May 4, 2023. In January the Commission launched a call for data inviting interested parties to submit comments based on their experience and organized a workshop on February 28, 2023. Telefónica submitted comments to the consultation and participated in the Workshop, insisting on the need for the European Commission to take specific action in relation to online piracy of live content, building on DSA and Copyright Directive as well as on European Parliament’s Resolution of May 2021 on challenges of sports events organizers in the digital environment. The Recommendation acknowledges that sports and other live events such as concerts contribute to a diverse European cultural scene and to economic growth and job creation in the EU. The Recommendation proposes some measures (1)to ensure prompt treatment of notices related to unauthorized retransmissions of live sports events during the transmission in order to minimize the harms caused by the illegal streaming, (2)to encourage the use of dynamic blocking injunctions tailored to live events based on successful experiences in some Member States and (3)to enhance cooperation amongst competent authorities in the fight against piracy, including cross-border cooperation. The Recommendation also sets up a monitoring system by which European Commission and European Observatory on Infringements of Intellectual Property Rights (EUIPO Observatory) will assess the impact of the recommended measures by 17 November 2025 and decide by then whether additional legislative measures are necessary in view of technological developments. On 9th October 2023, Telefónica participated at the High-Level Conference on the fight against online piracy of sport and other live events organized by European Commission and EUIPO Observatory.
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

In February 2024, the obligations established for intermediary providers will be entered into force.
With respect to the Digital Markets regulation, whose main goal is preventing the so called “gatekeepers” from imposing unfair conditions on end users and at ensuring the openness of important digital services, its main provisions are:
•It will only apply to the main platform providers more prone to incur in unfair practices and ensuring contestability in a set of core platform services.
It establishes quantitative thresholds for the designation of "gate keepers".
•It requires "gate keepers" to take action in a proactive manner.
•The regulation foresees mechanisms for the Commission to designate new "gate-keepers" below the thresholds; to add new services and obligations; and to impose structural or behavioral remedies for systematic non-compliance through a market investigation.
•The EC can impose fines of up to 10%of the company's total worldwide annual turnover or 20% in the event of repeated infringements.
On July 5, 2022 the text was finally endorsed by European Parliament and entered into force as of November 1, 2022 (following its publication in the Official Journal on October 12, 2022). It entered into application on May 2, 2023, and on the 6th of September the EC designated the first 22 core platform services as Gatekeepers which will have up to six months to comply with the requirements in the DMA, at the latest by March 6, 2024.
Artificial Intelligence Act.
In December 2023, an agreement was reached concerning AI Act. The AI Act is based on a risk-based approach. The higher the risk of the AI system, the stricter the obligations. There are even use cases that are directly prohibited. For systems that are classified as high-risk and predefined as such in the Law, some obligations are stablished called the “minimum requirements” that have to be complied before putting the system into the market and once the system is being commercialized. For other AI systems, which are not classified as high risk, voluntary measures apply. Different types of actors are distinguished in the value chain: AI system suppliers, importers/distributors and system users, each with different responsibilities. The most onerous obligations are imposed on the IA providers.
Providers of generative AI must maintain the technical documentation of the model, provide information to other providers who integrate the model, respect EU copyright law and publish a detailed summary of the content used for training, and cooperate with the Commission and national authorities. Providers of models with systemic risk are also required to conduct assessments according to standardised protocols, assess and mitigate systemic risk at EU level, maintain serious incident reports, conduct adversarial testing and ensure an adequate level of cyber protection. The development of codes of conduct at EU level is encouraged and facilitated to contribute to the proper implementation of the regulation.
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
On January 10, 2017, the EC put forward its Proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching new regulation. If the Regulation is not adopted in the first half of 2024, the proposed Regulation should be withdrawn by the new Commission.
On 4 July 2023 EC issued a Proposal for a Regulation on procedural aspects of GDPR to improve x-border cooperation between National Data Protection Authorities (DPAs). The proposed Regulation aims at targeted harmonisation of key aspects of the administrative procedures in x-border cases. The Regulation will complement GDPR, without amending GDPR substantial elements, nor rights of data subjects neither obligations of data controllers & processors. The Regulation will be adopted following Ordinary Legislative Procedure, requiring final agreement between both EU Co-Legislators, European Parliament and Council.
In parallel, European Commission will issue its Second Report on the application of GDPR in May 2024.
Regarding International Transfers of Data,
On 10th July 2023 European Commission adopted the new EU-US Data Privacy Framework, which establishes the adequate level of protection of the personal data transferred from the EU to the US companies signatories of the new EU-US Data Privacy Framework principles. The EU-US Data Privacy Framework is the third try after its predecessors, the 2000 Safe Harbour and the 2016 Privacy Shield, were considered invalid by the European Court of Justice. The new EU-US Data Privacy Framework is administered by US Department of Commerce, which processes applications for self-certification and monitors whether signatory companies continue to comply with EU-US Data Privacy Framework principles, thus continue to meet the certification requirements as an “adequate company”. Compliance by US signatory companies with their obligations under the EU-US Data Privacy Framework will be enforced by the US Federal Trade Commission. In July 2024, European Commission will undertake a first review to monitor relevant developments in US and verify whether all relevant elements of the US legal framework are functioning effectively in practice. Subsequent periodic reviews will follow, at least every 4 years.
Radio spectrum policy
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
Once the harmonization and assignment of the priority bands for 5G (700 MHz, 3500 MHz and 26 GHz) has been nearly completed, the European institutions are beginning the process to identify new bands that in a 2025-2030 horizon may be available for the provision of wireless broadband services. Among the most relevant bands for Telefónica are the 470-694 MHz and the 6425-7125 MHz bands, which have been regionally identified at the ITU world conference in 2023, and the 3800-4200 MHz band, for which the RSC approved in December 2021 a mandate to the CEPT with a view to its harmonization for local low and mid-power networks.
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
On October 7, 2021, CNMC has completed the broadband market analysis (1/2020, 3b/2014 markets). The most remarkable aspects stated by CNMC are:
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
Wholesale access to submarine cable infrastructure
On November 20, the CNMC submitted for public consultation a market analysis proposal to deregulate wholesale access to Telefónica de España's submarine cable infrastructure, considering that the three-criteria test is not met in this market. It proposes the complete deregulation of all submarine trunk routes, including the nine that were still subject to regulation.
Once the market analysis has been approved, expected during the first half of 2024, Telefónica de España would no longer be considered as an SMP operator on these routes and all current obligations would be lifted within 6 months of such approval.
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
Telefónica was awarded with 5 blocks of 20 MHz for an amount of 20 million euros in the auction of the 200 GHz band that took place on the December 21, 2022 which is expected to be formalized in the first quarter of 2023.
Pursuant to the provisions of the Second Transitory Provision of the General Telecommunications Law, Telefónica Móviles España has requested the extension of the spectrum concessions to a total term of 40 years. The Ministry of Economic Affairs and Digital Transformation submitted for public consultation a draft Ministerial Order modifying the duration of the concessions, the final approval of which is expected to take place during the first half of 2024.

5G cybersecurity
Royal Decree-Law 6/2023, of December 19, which approves urgent measures for the execution of the Recovery, Transformation and Resilience Plan, includes in its fifth final provision the modification of Royal Decree-Law 7/2022, of March 29, on requirements to guarantee the security of fifth generation (5G) electronic communications networks and services.
The main amendments refer to:
•The need to request authorization for installation and modifications to the 5G access network in areas identified as "critical".
•The obligation to have two suppliers as part of the supply chain diversification strategy is limited exclusively to the radio access network. In any case, the Administration reserves the right to modify the diversification strategy of the operators for security reasons.
•Certain elements, functions and systems of both the core of the network and the control and management systems and support services may be located outside the national territory, provided that the Ministry of Digital Transformation can exercise its powers of inspection and sanctioning regime so that it can carry out a comprehensive verification of the functioning, operability and conditions of use of such critical elements of a 5G network and, if necessary, adopt precautionary or definitive measures on them.
In addition, on December 21, the Secretary of State for Telecommunications and Digital Infrastructures submitted for public consultation the draft Royal Decree approving the 5G National Security Scheme (ENS5G), which includes the risk analysis and mitigation strategies. The approval of the ENS5G Royal Decree is scheduled for the second quarter of 2024.
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
The draft Audiovisual Communications General Law includes a provision to withdraw the 0.9% of the invoiced operating income contribution to RTVE funding which would entry in force by January 1, 2023.
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
In July 2020, CNMC decided to extend the application of the majority of commitments on the DTS merger for an additional period of three years.
Telefónica Spain appealed the CNMC's extension decision and although the Sixth Section of the Administrative Chamber of the National Court of Appeals issued a dismissal decision, Telefónica Spain has appealed this decision in cassation before the Supreme Court. This cassation appeal was admitted for processing on July 13, 2023, and is pending to be scheduled for voting and ruling.
In May 2023, having elapsed such extension of three additional years, the commitments to which the authorization of the merger between Telefónica Spain and DTS was subordinated in 2015 have definitively expired.
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
Spectrum
In September 2023, the BNetzA continued the procedure for the provision of frequencies in the 800 MHz, 1,800 MHz and 2,600 MHz ranges with the publication of the consultation paper "Demand update and framework conditions for a transitional decision" (framework conditions) and made this available for consultation until 6 November 2023. The framework conditions are based on the BNetzA's position paper from September 2022 and the comments received on this. The framework conditions provide for the existing frequency usage rights in the above-mentioned frequency ranges, which expire at the end of 2025, to be extended for a transitional period of five years in an initial action plan. Finally, the interested companies are called upon to update or confirm their frequency demands reported to the BNetzA in 2022.
In a second set of actions, a larger procedural framework is to be established for utilisation from 2031 onwards, including rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years; a decision on this set of actions is planned for 2028.
The Telefónica Deutschland Group commented on the framework conditions and the update of demands in good time. Further steps in the frequency provision procedure are expected in the first half of 2024. The BNetzA intends to make a decision about frequency provision in 2024.
Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group notified the BNetzA at the beginning of January 2023 that it had fulfilled the obligations due at the end of 2022 to cover households and major routes, and to commission 1,000 5G base stations and base stations in 500 white spots, respectively, in line with the obligations.
The notification was reviewed by the BNetzA. In September 2023, the BNetzA determined that the Telefónica Deutschland Group had fulfilled the obligation to supply households and 1,000 5G base stations on time. With regard to the sites along the major routes and in white spots that were not fulfilled on time, the BNetzA sent a further consultation letter to the Telefónica Deutschland Group regarding their non-fulfilment and subsequent fulfilment. With regard to a few sites where the BNetzA assumes that the Telefónica Deutschland Group is responsible for the delay, the BNetzA opened a further hearing in September 2023 as part of a fine procedure. Both proceedings are still ongoing.
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
The Telefónica Deutschland Group and the 1&1 Group have expanded the national roaming agreement concluded in May 2021 to include 5G mobile services. At the same time as the start of 1&1 Group’s own mobile communications network on 8 December 2023, the National Roaming Services was also put into operation.
On 2 August 2023, the 1&1 Group publicly disclosed it had concluded a binding preliminary contract for a long-term, exclusive national roaming partnership with Vodafone Group, in which the parties were obligated to conclude a final national roaming cooperation as quickly as possible. This cooperation includes the non-discriminatory provision of national roaming services in areas not yet covered by the new 1&1 mobile network and in particular includes access to the 5G network of Vodafone Group, including mobile communication standards 2G and 4G and future mobile communication standards and technologies.
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

Wholesale price regulation
Mobile termination rates (MTR)
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost approach ("pure LRIC"). In its 2021-2026 price control decisions, Ofcom set a charge control, with the prevailing rate as of April 1, 2023 set at 0.440ppm.
However, termination rates for calls originating outside the UK to be no more than the reciprocal termination rate charged by the relevant international telecoms provider for a call originating in the UK, or the MCT provider’s domestic rate, whichever is the higher.
MTR caps will be updated annually on April 1, based on inflation (CPI measured for 12 months at December 31, each year) plus X, with X specified as + 2.4% (2024) and + 1.5% (2025).
Fixed termination rates (FTR)
In the same decision, Ofcom decided to rise the FTR by 6.1% to 0.0292 ppm from April 2021. Annual indexation to CPI applies, but with no “X” adjustment based on the same time period for CPI. VMO2’s current FTR is 0.0343ppm from April 1, 2023.
Spectrum
Following an agreement between the Government and industry to provide for a “Shared Rural Network”, the mobile operators, including Telefonica United Kingdom, agreed to amend their 900 and 1,800 MHz licences to provide for 88% geographic coverage by 2024 and 90% geographic coverage by 2026.
Ofcom is currently consulting on a future award of 26GHz and 40GHz mmwave spectrum. This process is currently scheduled to take place in 2025.
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
On July 5, 2022, and according to the Law, ANATEL presented a methodology with an estimation of the economic value associated with the migration of the concession regime to authorization.This methodology was validated by the Federal Court of Accounts ("TCF") on March 22, 2023, with the consideration that ANATEL should consider the market value for the valuation of reversible assets.
ANATEL re-evaluated the service adequacy balance (from concession to authorization) based on the indications presented by the TCF, presenting a new economic value estimate that was approved on July 24, 2023.
Telefónica had to validate this value within 120 days. However, given the possibility that in processes involving arbitration and migration an agreement could be reached between ANATEL and Telefónica, which should be agreed with the TCF, ANATEL agreed to Telefónica's request to suspend the aforementioned 120 days term. Likewise, it sent to the TCF the request for a Consensual Solution for the resolution of the existing conflict between Anatel and Telefónica registered under Process No. 036.366/2023-4. Currently, the parties are awaiting the Court's deliberation on the admissibility of such request.
If the Consensual Solution is accepted by the TCF, it will constitute a Commission that will have a maximum of 120 days to reach a consensus, after which the Court would have a maximum of 90 days for final approval.
On April 8, 2021, the Ministry of Telecommunications and ANATEL approved the Resolution No. 744, which adopts the Regulation for the Continuity of the Provision of Fixed Commuted Telephony Service for Use by the General Public ("STFC") under the Public Regime - RCON. This Regulation established that at the end of Telefónica Brazil’s STFC concession, the assets belonging to its patrimony (which are used for the provision of multiple services including the STFC under the public regime) will be subject to a contract between the company and the new concessionaire or the Federal Government, to transfer their right of use under fair and reasonable economic conditions.
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
Nevertheless, it is important to emphasize that in the scope of administrative proceeding TC nº. 003.342/2022-0, in progress at the Federal Court of Accounts, a technical report stated that the RCON should be reviewed, such understanding shall still be submitted to the court’s ruling. The process was suspended by decision of Minister Benjamin Zymler.
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
In April 2023, ANATEL determined that our authorizations in the 900 MHz band should not be extended (with the exception of the region of MG and authorizations acquired from "Oi"), alleging that the efficient use of this spectrum had not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company. Also in April 2023, ANATEL decided to renew our 1,800 MHz licenses until 2032.
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
Further, ANATEL’s Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the Bill and Keep between SMP and the non-SMP operators as 50/50%, from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2022 applicable to Telefónica Brazil are the following: (i) Region I: 0,01468; (ii) Region 2: 0,01578; and (iii) Region 3: 0,03082, nevertheless Telefónica can reach an agreement for higher values.

On top of that, PGMC is under a new revision process carried out by ANATEL since the publication of the Public Consultation 64 on the 6th of November, 2023.
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
Since 2016 Telefónica México has used the Reference Offers except for the Visiting User Offer, which in 2021 was migrated to a commercial offer in view of the NRA's criterion that the use of such offer was only feasible for 5 years.
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
On April 26, 2022 the Supreme Court of Justice of the Nation declared the total invalidity of the regulatory system that integrates the decree mentioned in the previous paragraph (and therefore the PANAUT), as a result of several unconstitutional actions filed by both the INAI (National Institute of Transparency, Access to Information and Protection of Personal Data) and a group of senators. In February 2023, Telefónica México obtained the annulment of the amparo lawsuit filed against the April 2021 decree, considering that there is no impact from the declaration of unconstitutionality of said decree.
Licenses
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has a Single Concessions which allows to provide any telecommunication services technically feasible.
Wholesale Agreement.
Telefónica México entered into a wholesale capacity agreement called "Wholesale Access Services Agreement" on November 21, 2019, under which AT&T México provides Telefónica México with access to capacity on its wireless access network (RAN). Based on such agreement, Telefónica México gradually migrated -between November 2019 and June 2022- its traffic from its wireless access network to AT&T Mexico's network. Notwithstanding the foregoing, Telefónica México continues to operate all other elements of its network, such as the transport and core network, which integrates all other platforms necessary to provide services to its customers in a completely independent and unrestricted manner.

Prices and tariffs
Tariffs charged to customers are not regulated. They are set by companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 14, 2023, the NRA published the mobile termination rates (MTRs) that it will use to resolve MTR disputes for the years 2024, 2025 and 2026. For 2024, these were established for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de C.V.- Telcel-) at 0.013900 pesos per minute, while for mobile non-preponderants it will be 0.044972 pesos per minute. These rates were calculated using the cost model developed with the same pure cost methodology previously used, but with new criteria and variables.
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
The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court follows and determines infringements of competition law. Law Nº. 20.945 was published on August 30, 2016 increasing the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.
Other relevant laws that have an impact on the operation are Law No. 20,808, which protects the free choice of users in cable, Internet or telephony services, Law No. 21,046 that establishes the obligation of a guaranteed minimum speed of Internet access; Law No. 21,245, that establishes the obligation to provide the Automatic National Roaming service in certain areas; Law No. 19.496 concerning consumer data protection; Law No. 19,628 on the protection of personal data, and Law No. 21,542 allowing the protection of critical infrastructure by the Army in case of serious or imminent danger.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of international long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefónica Móviles Chile to provide a wholesale service to MVNOs, under a non-discriminatory and complete Reference Offer (including prices). This same obligation extends to the new 5G technology recently deployed in its second phase.
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
On February 16, 2021, the auction for the 3.5GHz band, initiated in 2020, was completed and Telefónica Móviles Chile has been awarded 50MHz. On October 2, 2021, the decree granting the concession to Telefónica Móviles Chile in the 3.35-3.40 GHz band was published in the Chilean Official Gazette. From that date, the terms conferred started as follows: (i) 30 years period of the concession and (ii) implementation of the terms for the start of service of the 5G project (12 months for stage 1 and 24 months for stage 2). Telefónica Móviles Chile completed the deployment of all base stations corresponding to phase 1 and 2 of the 5G project.
In October 2023, Subtel called for a second 5G tender to award 50 MHz in the 3,400 - 3,600 MHz band. The award is scheduled for the first half of 2024.
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
In June 2023, Subtel requested the Tribunal de Defensa de la Libre Competencia to review the services subject to tariff regulation and its resolution is still pending. Ministries set maximum tariffs under efficient operator model basis.
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
Regarding mobile termination rates, in 2019 a new decree was issued, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019. In January 2024, the current decree on interconnection tariffs for mobile services will expire, as the process of fixing the rates is in its final stages, while in May of the same year the current decree associated with fixed services will expire, but it is subject to the provisions of the new law that regulates the fixed tariff processes recently approved by the National Congress and pending publication.
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
By the Decree of Need and Urgency No. 690/2020, it was resolved to amend Law 27078, establishing that Information and Communication Technology Services and Access to telecommunications networks for and among licensees are essential and strategic public services. At the same time, it determined that the prices of ICT essential and strategic public services will be regulated by the authority. Finally, it incorporated mobile communication services as public services. In connection with DNU 690/2020, Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica”) were forced to file a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between

Telefónica and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework provided that the services provided by Telefónica were private and prices would be freely set by Telefónica. The lawsuit filed was dismissed in September 2021 and Telefónica appealed this decision. On December 17, 2021, the first instance ruling was overturned and the scope of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and the resolutions of the National Telecommunications Agency that sought to control tariffs (Resolutions 1666/2020 and 204/2021) and provide for a Mandatory Universal Basic Provision (Resolution 1467/2020) were suspended for six months or until a final ruling is issued. During this period, Telefónica will not be subject to the provisions considered in the DNU 690/2020 in relation to price and public service regulations. On June 10, 2022, the Federal Contentious Administrative Court No. 5 extended by six months the precautionary suspension of the effects of the DNU 690/2020 in favor of Telefónica. On December 27, 2022, the Federal Contentious Administrative Court No. 5 extended for an additional six months the precautionary suspension of the effects of the DNU 690/2020 in favor of Telefónica. Finally on August 2023, the interim measure was extended until the 2nd of February 2024.
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
Telefonica applied in 2021 for the renewal of the permit for 15 MHz of spectrum in the 1900 MHz band, which was valid until October 18, 2021. For the renewal, on October 19, 2021 the MinTIC issued the resolution 2803 setting the price of renewal for 20 years .Telefónica appealed this resolution and the Ministry resolved, through Resolution 2143 of 2022, to decrease the renewal cost and eliminate the technological update obligations considered in the resolution of October 2021. Telefónica filed a request for direct revocation of the Resolution 2143, which was denied through Resolution 4454 of 2022.
On the other hand, the company has processed in June 2023, the renewal of the permit for 30 MHz in the AWS band that was assigned in resolutions 2625 and 4121 of 2013. Likewise, in September 2023, it processed the renewal of the permits for 25 MHz in the 850 MHz band and 15 MHz in the 1900 band that were assigned through resolution 597 of 2014. The national norm allows that while the definitive conditions of these renewals are closed, the spectrum is used normally.
On the other hand, MinTIC published in December 2022 the "Action plan for the spectrum auction" in which it announced that the conditions for renewal of spectrum permits to expire in 2023 and 2024 would be defined and actions would be taken to conduct auctions of the remaining spectrum in the 700 MHz, 1900 MHz and 2500 MHz bands, and the 5G bands of 3.5 GHz and 26 GHz during the third quarter of 2023. In development of this, the MinTIC invited those interested in participating in the Auction Process to express their interest and received nine expressions of interest. Telefónica pointed out the importance of an adequate spectrum pricing policy, transparency in the valuation methodologies, adequate framework to correct the problems of dominance in the mobile market and elimination of barriers, among others. An important change is that the ICT Ministry in 2022 modified the maximum spectrum caps for Telecommunications Networks and Services provider for use in terrestrial mobile services (IMT). The caps were set at 50 MHz for the low bands (below 1 GHz), 100 MHz for the medium bands (between 1 GHz and below 3 GHz) and 100 MHz for the high medium bands (between 3 GHz and 6 GHz).
Then, through MinTIC Resolutions 3947, 4138 and 4185 of 2023, it was declared open and established the requirements, conditions and procedure for the objective selection process through the auction mechanism, to grant permits for the use of the radio spectrum at national level, in the 700 MHz, 1900 MHz, extended AWS, 2500 MHz and 3500 MHz bands. The spectrum available was: 10 MHz in the 700 MHz and 1900 MHz bands, 30 MHz in the 2500 MHz and extended AWS bands, and 320 MHz in the 3500 MHz band.
In the auction conditions, the MinTIC accepted a recommendation from the competition authority not to allow Claro, as the dominant operator, to choose its location within the 3.5GHz band, so the Ministry defined it after the other participants chose their location.
The MinTIC held the auction on December 20, 2023 and Telefónica participated and acquired, in joint venture with Tigo (Colombia Móvil S.A. E.S.P.), a block of 80 MHz in the 3.5 GHz band for the reserve value of 318 billion pesos, which includes the amount to be recognized for obligations to do. The acquired block has coverage obligations in primary and secondary roads, as well as to connect educational institutions through optical fiber, which must be executed within a maximum term of 18 months, extendable to 24 months in some cases. The maximum value to be recognized by the Ministry for the execution of these obligations is 69 billion pesos. The other 3 blocks were assigned to Claro, WOM and Telecall, the new operator, and also include obligations to perform.
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
In June 2023, Law 31809, Law for the Promotion of a Connected Peru, was approved, which seeks to establish measures to implement technological renovation and reduce the digital gap. The Law provides for a comprehensive review of the regulatory framework by OSIPTEL, with a view to its simplification, among other measures.
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
In compliance with such regulatory framework, on September 28, 2023, the request for approval of the share subscription agreements for the entry of a subsidiary of Kohlberg Kravis Roberts - KKR & Co, Inc. and Entel Perú S.A. in the capital stock of Pangeaco S.A.C., the Peruvian fiber optic wholesale company incorporated on March 4, 2020, was filed before INDECOPI. The application was admitted for processing by INDECOPI on November 6, 2023.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Telefónica del Perú S.A.A faces six concession renewal processes which correspond to requests made between 2014 and 2020, all of them are pending of decisions on the part of the Ministry of Transportation and Communications (“MTC”). These concessions, according with Peruvian legislation, remain valid while the proceedings are still ongoing.
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
Regarding to the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz, and 2,300 - 2,330 MHz bands, Telefónica del Perú S.A.A. was preselected for the 2022 auction, which was suspended. The process was restarted at the beginning of January 2023, but Telefónica made the decision to leave the process as the condition were not reasonable enough. With regards to 5G, and the spectrum auction for the 3.5 GHz MTC published that it would be managed by Proinversion during next year and expected to be awarded in 2025.
Wholesale regulation for Major Suppliers
OSIPTEL reviews the markets identified as priority (fixed Internet, mobile, pay TV and circuits) every 3 years in order to determine the existence of major suppliers (companies with market power) in such markets and to impose obligations such as infrastructure sharing and services resale. On June 17, 2021, OSIPTEL resolved to declare Telefónica del Perú S.A.A. and its Economic Group in the country as an important provider in the wholesale Pay TV market in 10 regional markets. Telefónica del Perú S.A.A. won an appeal for reconsideration against this decision, eliminating the obligation of sharing/reselling content. Currently, the review of the process of determination of important suppliers in the fixed Internet market is in progress, market in which Telefónica del Perú S.A.A. and its economic Group in the country have been declared important suppliers in fixed Internet via xDSL and/or HFC technologies for speeds lower than 50 Mbps at national level in the last review carried out in 2019.
Prices and tariffs
Tariffs for fixed local telephony and long distance services are adjusted every three months considering services baskets, pursuant to a price cap formulae from inflation and a productivity and must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. For the period from September 2022 to August 2025, the productivity factor applicable to the tariff adjustments corresponding to the quarters September - November, December - February and March - May of each year would be equal to inflation (no tariff adjustments will be made). Likewise, for the tariff adjustment corresponding to the June - August quarter, a reference productivity factor equivalent to -2.95% is considered; in this case, only if the annual variation of inflation is higher or lower than the absolute value of the reference factor +/- 1% will the respective tariff adjustment be made.
Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On 2011, OSIPTEL approved a new price cap system by which the operators of fixed services determine the rates of the local fixed-mobile calls. Such tariff is adjusted periodically for Telefónica del Perú S.A.A. each time the mobile interconnection charge is adjusted. In June 2023, OSIPTEL published the adjustment of this cap rate, setting it at 0.0004 PEN per second without VAT. Said rate came into effect on July 1, 2023. Likewise, pursuant to the provisions of Law 31487, OSIPTEL has initiated a process to set and/or review the cap rates for service reconnection and those derived from the rules of conditions of use.
Interconnection
On May 2022, OSIPTEL published the amendment of the MTR, at 0.00129 U.S. dollars per minute rated at the second, which is applicable as of May 4, 2022 and applies to all mobile service operators.
In June 2023, OSIPTEL, after 4 years since the last revision, published the rule that established the new value for 5 interconnection charges: (i) fixed interconnection charge; (ii) local switched transport; (iii) national long distance switched transport; (iv) interconnection links and; (v) network adequacy. These charges became effective as of June 5, 2022 and are applicable to all operators that provide interconnection services.

Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2023 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency		Bandwidth (MHz)		Year of Exp. Date
Spain	700	MHz	20		2041	(1)
	800	MHz	20		2031
	900	MHz	29.6		2030
	1800	MHz	40		2030
	1900	MHz (TDD)	5		2030	(2)
	2100	MHz	29.6		2030	(2)
	2600	MHz	40		2030
	2600	MHz	20	(3)	2030
	2600	MHz (TDD)	10	(4)	2030
	3.5	GHz (TDD)	40		2030	(2)
	3.5	GHz (TDD)	10		2038
	3.5	GHz (TDD)	50		2038
	26	GHz (TDD)	1,000		2043	(1)
United Kingdom (5)	700	MHz	20		Indefinite
	800	MHz	20		Indefinite
	900	MHz	34.8		Indefinite
	1800	MHz	11.6		Indefinite
	1900	MHz (TDD)	5		Indefinite
	2100	MHz	20		Indefinite
	2300	MHz (TDD)	40		Indefinite
	2600	MHz (TDD)	25		Indefinite
	3.5	GHz (TDD)	40		Indefinite
	3.5	GHz (TDD)	40		Indefinite
Germany	700	MHz	20		2033
	800	MHz	20		2025
	900	MHz	20		2033
	1800	MHz	20		2033
	1800	MHz	20		2025
	1900	MHz (TDD)	5		2025
	2100	MHz (TDD)	14.2		2025
	2100	MHz	10		2040
	2100	MHz	30		2025
	2600	MHz	60		2025
	2600	MHz (TDD)	20		2025
	3.5	GHz (TDD)	70		2040
(1) Initial term can be extended for 20 additional years.
(2) Initial term until 2020, extended concession until April 18, 2030.
(3) Regional licenses in Madrid and Melilla.
(4) National license excluding 2 regions (Madrid and Melilla).
(5) These licenses are part of the joint venture with Liberty Global plc (VMED O2 UK Limited).

BRAZIL (1)(2)	Frequency		Bandwidth (MHz)		Year of Exp. Date
	700	MHz	20		2029
	850	MHz	25	(3)	2028	(4)
	900	MHz	5-10	(5)	2032-2035	(6)
	1800	MHz	30-65	(7)	2032-2035	(6)
	2100	MHz	30-60	(10)	2038	(12)
	2300	MHz (TDD)	40-50	(11)	2041
	2500	MHz	40-60	(8)	2027-2031	(9)
	3.5	GHz (TDD)	100		2041
	26	GHZ	600		2041
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
(5) Regional licenses of 5 MHz or 10 MHz. Not in regions 1 and 10.
(6) Renewal granted until 2032 and 2035 depending on the region.
(6’) Renewal granted until 2032 and 2035 depending on the region.
(7) Regional licenses between 30 MHz and 65 MHz.
(8) 40 MHz national license, plus Band P (20 MHz) in some areas.
(9) The initial term of Band X will expire in 2027 and Band P will expire in 2031.
(10) 30 MHz in some regions.
(11) Regional licenses: 40 MHz in North, SP and CO; 50 MHz in RJ, ES e MG.
(12) Concessions extended until 2038.

HISPANOAMÉRICA	Frequency		Bandwidth (MHz)	Year of Exp. Date
Argentina	700	MHz	20	2033
	850	MHz (AMBA)	30	Indefinite
	850	MHz (Sur)	25	Indefinite
	1900	MHz (AMBA)	20	Indefinite
	1900	MHz (Norte)	50	Indefinite
	1900	MHz (Sur)	25	Indefinite
	1700	MHz/2100 MHz	20	2033
	2600	MHz	30	2035	(1)
	3.5	GHz (TDD)	50	2043
Chile	700	MHz	20	2045
	850	MHz	25	Indefinite
	1900	MHz	20	2032	(2)
	2600	MHz	40	2043
	2600	MHz (TDD)	12	2038	(3)
	3.5	GHz	50	2051
Colombia	850	MHz	25	2024
	1700	MHz/2100 MHz	30	2023	(4)
	1900	MHz	15	2024
	1900	MHz	15	2041	(5)
Ecuador	850	MHz	25	2023	(5')
	1900	MHz	60	2023	(5')
Peru	450	MHz	10	2028	(6)
	700	MHz	30	2036
	850	MHz	25	2030	(6')
	900	MHz (Lima and Callao)	10	2028
	900	MHz (Rest of provinces)	16	2028
	1700	MHz/2100 MHz	40	2033
	1900	MHz (Lima and Callao)	25	2030
	1900	MHz (Rest of provinces)	25	2018	(7)
	3.5	GHz	50	2027
Uruguay	700	MHz	30	2037
	850	MHz	25	2024
	1900	MHz	20	2024/2047	(8)
	1900	MHz	40	2033
	2600	MHz	40	2045
	3.5	GHz (TDD)	100	2048
Venezuela	850	MHz	25	2027	(9)
	1900	MHz	50	2027	(9)
	1700	MHz/2100 MHz	20	2027	(9)
	2600	MHz	40	2029
	3.5	GHz	50	2026	(10)
(1) Covering 65% of the population.
(2) 10MHz sold in 2021 as a result of the ‘Subtel’ (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
(3) Only in Metropolitan Region.
(4) Spectrum extension requested until 2025.
(5) Renewed for 20 years.
(5') Concession extended for 10 months, pending final renewal conditions.
(6) Spectrum returned except in the Provinces of Lima and Callao
(6') Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
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