Form 20-F
period 2024-12-31
TELEFONICA S A
filed 2025-02-27
CIK 814052

As filed with the Securities and Exchange Commission on February 27, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
____________________________________

Washington, D.C. 20549
____________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
____________________________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________________________
The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2024 was:
Ordinary Shares, nominal value 1.00 euro per share: 5,670,161,554
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:
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
Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:
•changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect our business, financial condition, results of operations, cash flows and/or the performance of some or all of our financial indicators, including as a result of the evolution of increasing trade or geopolitical tensions in certain parts of the world, including as a result of the Russia-Ukraine war, armed conflict and political instability in the Middle East, the possible imposition of tariffs by major economies, inflation, the pace of monetary stimulus withdrawal, interest-rate hikes or higher-for-longer interest rates, worsening of fiscal sustainability in some European countries, economic and political uncertainties in Spain and other countries in which we operate or the impact of Brexit, among others;
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
•changes in our competitive position, including as a result of the entry of new competitors, market concentration via mergers or changes in control at key competitors in the markets where we operate, as well as the impact of any failure to comply with any antitrust regulations or any regulatory actions imposed by antitrust authorities;
•any failure to attract and retain technology talent sufficient to ensure we are able to execute our strategic plan and remain competitive;
•our inability to anticipate and adapt to the rapid technological changes that characterize the sector in which we operate, or to select the right investments to make;
•our dependence on suppliers, their failure to provide necessary equipment and services on a timely basis or otherwise meet our performance expectations, and any restrictions that may be placed on our use of certain suppliers;
•the impact of unanticipated network interruptions, including as a result of sabotage or extreme weather events;
•the impact of cyber-threats and cyber-security actions;
•the impact of impairment charges on our goodwill, property, plant and equipment, intangible assets, investments accounted for using the equity method, deferred taxes or other assets as a result of changes in the regulatory, business, economic or political environment or other factors;
•the impact of a decrease in our liquidity or difficulties in our ability to finance ourselves, as well as limitations on our ability to repatriate funds from subsidiaries in other countries;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing environmental, social and governance standards;
•the impact of the Ordinary Insolvency Procedure involving Telefónica del Perú, on our reputation and otherwise;
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
"p.p." means percentage points.
"YoY" or "y-o-y" means year-on-year.
For definitions of “operating results before depreciation and amortization", "operating results before depreciation and amortization after leases", “net financial debt”, “net financial debt plus leases”, “net financial debt plus commitments”, “net financial debt plus leases plus commitments” and “adjusted free cash flow” see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Information”.
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
"Artificial Intelligence" refers to a technology that enables computer systems and machines able to simulate human learning and perform complex tasks requiring comprehension, problem solving, decision-making, creativity and autonomy.
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
"SMS" or “Short Messaging Service” is a standard messaging system allowing mobile phones to send and receive text messages.
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
Our consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this Annual Report, including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I
Item 1. Identity of Directors, Senior Management and Advisors
A. Directors and Senior Management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 4. Information on the Company—Business Overview” and the Consolidated Financial Statements. The consolidated income statements and the consolidated statements of cash flows data for the years ended December 31, 2024, 2023 and 2022 and the consolidated statements of financial position data as of December 31, 2024 and 2023 set forth below are derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements.
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2022	2023	2024
Consolidated Income Statements Data
Revenues	39,993	40,652	41,315
Other income	2,065	1,541	1,692
Supplies	(12,941)	(13,298)	(13,377)
Personnel expenses	(5,524)	(7,207)	(5,882)
Other expenses	(10,741)	(10,298)	(12,554)
Depreciation and amortization	(8,796)	(8,797)	(8,799)
OPERATING INCOME	4,056	2,593	2,395
Share of (loss) income of investments accounted for by the equity method	217	(2,162)	(49)
Net finance expense	(1,227)	(1,915)	(2,018)
Net exchange differences	(86)	11	229
Net financial expense	(1,313)	(1,904)	(1,789)
PROFIT (LOSS) BEFORE TAX	2,960	(1,473)	557
Corporate income tax	(641)	899	(348)
PROFIT (LOSS) FOR THE YEAR	2,319	(574)	209
Attributable to equity holders of the parent	2,011	(892)	(49)
Attributable to non-controlling interests	308	318	258

Other Data
Weighted average number of shares-Basic (thousands)(1)	5,740,105	5,668,142	5,635,695
Basic (loss) earnings per share attributable to equity holders of the parent (euro)(1)	0.31	(0.20)	(0.06)
Diluted (loss) earnings per share attributable to equity holders of the parent (euro)(1)	0.31	(0.20)	(0.06)
Basic (loss) earnings per ADS (euro)(1)	0.31	(0.20)	(0.06)
Diluted (loss) earnings per ADS (euro)(1)	0.31	(0.20)	(0.06)
Weighted average number of ADS-Basic (thousands)(1)	5,740,105	5,668,142	5,635,695
Dividends per ordinary share (cash and scrip) (€)	0.30	0.30	0.30
Dividends per ordinary share (cash and scrip) ($)(2)	0.31	0.33	0.32

Consolidated Statements of Financial Position Data
Cash and cash equivalents	7,245	7,151	8,062
Property, plant and equipment	23,714	22,944	21,439
Total assets	109,642	104,324	100,502
Non-current liabilities	54,834	53,829	52,019
Equity	31,708	27,096	22,749
Capital stock	5,775	5,750	5,670

Consolidated Statements of Cash Flows Data
Net cash provided by operating activities	11,763	11,649	10,994
Net cash used in investing activities	(5,327)	(4,286)	(5,223)
Net cash used in financing activities	(7,925)	(7,186)	(4,672)
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
Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
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
The entry of new competitors in core markets (leveraging asymmetric regulation and wholesale obligations for incumbents), market concentration via mergers by other players (e.g. MasOrange in Spain and Vodafone/Three in the United Kingdom) or changes in control at key competitors (e.g. Vodafone – Zegona in Spain), may re-configure markets. This could affect Telefónica’s relative competitive position, impacting the potential evolution of revenues and market share, especially if new entrants pursue aggressive customer acquisition strategies. Additionally, new entrants could decide to accelerate network rollout (e.g. 5G) aiming at differentiating in the market, which could lead to increased competition in infrastructure.
Today most telecom operators, such as Telefónica, include services beyond core connectivity services in their portfolio, albeit the weight of these services is relatively minor. Competitive dynamics for digital services are different, since these markets are dominated by specialized over-the-top (OTT) players and big tech, which leverage global platform economics and strong customer brands.

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
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica’s performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations, reduced output due to the suppliers own stock shortfalls, or inappropriate practices), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labour contingencies in connection with the employees of such suppliers.
As of December 31, 2024, the Group depended on three handset suppliers (one of them located in China) and seven network infrastructure suppliers (two of them located in China), which, together, accounted for 85% and 83%, respectively, of the aggregate value of contracts awarded in 2024 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers (not located in China) represented 46% of the aggregate value of contracts awarded in 2024 to handset suppliers.
As of December 31, 2024, the Telefónica Group had approximately 100 information system ("IT") providers that together accounted for 80% of the total amount of IT purchase awards made in 2024, seven of them representing 30% of purchases in that area and time frame.
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
In addition, the possible adoption of new protectionist measures in certain parts of the world, including, the imposition of tariffs by major economies, the adoption of lockdown or other restrictive measures as a result any crisis or pandemic, as well as disruptions derived from geopolitical events such as the Russia-Ukraine war, armed conflict and political instability in the Middle East, among others, could disrupt global supply chains or may have an adverse impact on certain of Telefónica’s suppliers and other players in the industry. Any of the above could increase prices for Telefónica and ultimately make our services more expensive for our customers, which could adversely affect the business and operating results of the Telefónica Group.
National security concerns may also limit Telefónica’s ability to utilize certain suppliers and require it to incur additional costs. Several EU countries have imposed restrictions on the use of telecom suppliers that are considered high-risk for 5G network infrastructure, such as certain Chinese suppliers. In Germany, Telefónica and other mobile network operators have entered into public law contracts with the Federal Ministry of the Interior and Community that obligate the mobile network operators to stop using all critical components made by Chinese suppliers in their 5G core networks by the end of 2026. The operators are also required to replace the critical functions of such suppliers’ 5G network management systems in the access and transport networks of the 5G mobile network with technical solutions of other manufacturers by the end of 2029. This requires the cooperation of the suppliers, who must provide open interfaces for controlling the network elements.
The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. Since 2021 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China. While Telefónica's supply chain has been generally resilient in recent years, despite various stresses affecting the semiconductor industry and raw materials, this may change in the future.
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
The successful execution of Telefónica's strategic plan and Telefónica's ability to compete effectively now and in the future depend to a large extent on the Company's key talent, as well as on a highly skilled workforce. Experienced profiles in the technology sector are in high demand and competition for talent is fierce worldwide. A lack of talent and the necessary skills in the Group can slow down innovation and adaptation to rapid changes in the sector, impacting business opportunities and the quality of services provided.
While the Group takes various steps to manage these risks, including by fostering a culture of continuous learning, though ambitious employee training and reskilling programs, motivating and seeking to retain the Group's key talent and by redefining Telefónica's corporate culture to ensure the company's long-term growth and sustainability, there can be no assurance that such steps will be sufficient.
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
In Spain, the Ministry of Economic Affairs and Digital Transformation (currently the Ministry of Digital Transformation and Civil Service) approved in June 2023 a modification to the National Frequency Allocation Table ("CNFA"), allowing for the possibility of making available 450 MHz of the 26 GHz spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.
In the UK, following the clearance of the merger between Vodafone UK and Three UK, the Office of Communications ("Ofcom") has confirmed that it will hold an auction for 26 GHz and 40 GHz bands in the third quarter of 2025.
In Latin America, the following 5G auction processes are expected in 2025: in Peru, on July 4, 2024, a law was approved that allows the Ministry of Transport and Communications (MTC) to advance in the process of reordering the 3.5GHz band so that it can be used for the provision of 5G services and assign 5G spectrum without launching a public bidding process, as long as there is no lack of available spectrum to cover the demand of all interested operators. There is no specific information on when the MTC could advance in the process of reordering and assigning spectrum of the 3.5GHz band. On September 20, 2023, after an employee presented a false document regarding his academic degree, Telefónica del Perú was disqualified following a decision of the government procurement supervisor (OSCE), from contracting with the Peruvian state for a period of 36 months, meaning it cannot request concessions for spectrum or participate as a contractor or subcontractor in any government tender process. Telefónica del Perú has initiated legal actions against the sanction resolution, and the aforementioned employee was fired and criminally prosecuted. Telefónica del Perú has concessions for the provision of public telecommunications services and 4G and 5G spectrum (including in the same 3.5 GHz band, but obtained in a previous auction) with validity that exceeds the disqualification period. In addition, this disqualification does not affect the renewals of Telefónica del Perú licenses and we expect it would not preclude Telefónica del Perú from accessing additional spectrum for the provision of 5G services through the reordering process provided for in the July 4, 2024 law.
In Brazil, the Agencia Nacional de Telecomunicações (“ANATEL”) is conducting a public consultation (until April 7, 2025) about a long-term schedule for spectrum auctions. This proposal includes frequencies in multiple bands for awards in the short (2026–2028), medium (2029–2032) and long term (2032–2036). With regard to 700 MHz in the 6 GHz band (6425–7125 MHz), ANATEL plans on submitting rules for the award to consultation in the second half of 2025 and granting the award by 2026. In addition, on January 31, 2025, ANATEL concluded the public consultation on the 700 MHz band Auction Proposal, which involves the spectrum that was returned by the provider Winity in 2023. According to the proposal, regional lots would be offered, with priority for participation given to providers that do not yet have spectrum authorizations in the 700 MHz band, and only if there is no interest from these providers, established providers would be able to acquire spectrum. The auction is expected to take place by the second half of 2025.
Existing licenses: renewal processes and modification of conditions for operating services.
In Germany, in May 2024, the Bundesnetzagentur (“BNetzA”) published a draft decision on the extension of the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025. The draft decision provides for the existing frequency usage rights in the above mentioned frequency ranges, to be extended for a transitional period of five years. It is expected that BNetzA will adopt a final decision in the first quarter of 2025. The extension of the usage rights would be accompanied by obligations for the further deployment of mobile networks, particularly in rural areas and along transport routes. There would also be a requirement to negotiate with MVNOs on the purchase of wholesale mobile services as well as an obligation to negotiate national roaming and a co-operative shared frequency usage below 1 GHz with 1&1 Mobilfunk GmbH (“1&1”). Finally, an obligation would be imposed to continue existing spectrum leasing arrangements between network operators. As part of a second set of actions, a larger procedural framework is expected to be established for utilization from 2031 onwards, including with respect to rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years. A decision on this set of actions is planned for 2028.
In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee set after a fixed period (usually 20 years) from the initial auction. In 2033, after this mentioned fixed period, Ofcom will set spectrum fees for 800 MHz and 2.6 GHz bands. VMO2 currently holds spectrum in both of these bands.
With respect to Latin America:
In Brazil, ANATEL approved on February 8, 2021, Resolution 741/2021 which sets the regulation for the transition from the existing concession regime to a new authorization model for the provision of fixed commuted telephony services (“STFC”). On December 16, 2024, Telefônica Brasil, ANATEL, the Brazilian Federal Court of Accounts and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the STFC concession contracts to an authorization instrument (the “Self-Composition Agreement”). The Self-

Composition Agreement includes several key conditions: (i) Telefônica Brasil is required to make specific investments on terms established under the agreement; (ii) Telefônica Brasil must maintain the provision of fixed-line telephone services in certain locations without adequate competition, within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to the concession at ANATEL or in the courts must be resolved, and Telefônica Brasil must withdraw any cases filed against the regulator; and (iv) Telefônica Brasil must commit to fulfilling public interest pledges for up to ten years as part of the adaptation process. Completion of the migration to the authorization regime is conditioned upon the signing of a unified authorization term with ANATEL, compiling all previous licenses into one single title, which is expected to occur during the first quarter of 2025.
ANATEL agreed to extend authorizations of the currently existing bands of 850MHz until November 2028, of 900/1800 MHz between 2031 and 2035 (depending on the region), and of 2100 MHz, until 2038. Additionally, pursuant to Resolution n° 757/2022, ANATEL intends to carry out, respectively, a refarming action consisting of the promotion of changes in the channel arrangements of the 850 MHz (2028) and 900/1800 MHz (2032) sub-bands. Certain specific requirements imposed for these renewals, including those related to the valuation criteria and obligations, are still under review by the Federal Court of Accounts.
In Peru, an arbitration process was started by Telefónica del Perú, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica del Perú. The award recognizes that the methodology applied to assess compliance with the concession obligations in the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, has initiated a new evaluation of Telefónica's request of renewal of these concessions for the period 2027-2032. In any case, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Ecuador, the concession contract that authorizes the provision of telecommunication services by Telefónica and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band) that expired in November 2023, was extended on several occasions, with the last extension being authorized until May 15, 2025, under the same conditions as the original contract through an addendum and through provisional payments applicable to the new concession rights. At the end of 2024, the negotiation process for the renewal of the concession contract for a 15-year period was suspended by the Telecommunications Regulation and Control Agency (ARCOTEL) because it requires a favorable opinion from the Ministry of Economy and Finance (MEF) in relation to the terms and conditions agreed for the renewal. Once the opinion of the MEF is issued, we expect that the negotiations will resume.
During 2024, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 157 million euros, mainly due to the acquisition of spectrum in Colombia (183 million euros in 2023, mainly due to the acquisition of spectrum in Argentina). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI "Key regulatory issues and concessions and licenses held by the Telefónica Group" of the Consolidated Financial Statements.
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
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses have been shrinking in recent years, while revenues from connectivity services (e.g., fixed and mobile internet) are increasing. To diversify revenue sources, Telefónica offers new digital services such as Internet of Things (IoT), cybersecurity, Big Data, Artificial Intelligence and cloud services among others. Although these services still have a substantially lower weight in Telefónica's total revenues, the related revenues represented more than 40% of the Company's B2B revenues in 2024 and grew by double digits compared to 2023.
Additionally, the world of telecommunications is evolving towards a model of programmable networks and services. This type of network can be used by programmers in a completely new and different way than it had been in the past. As a first big step, the GSMA (Global System for Mobile Communications) is leading the Open Gateway initiative for the standardized exposure of APIs (Application Programming Interface) to developers. This is a totally new market in which telecommunications companies must be able to develop not only attractive services but new skills in order to be successful.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. In Spain, more than 90% of the retail copper network has been switched off. Due to regulatory requirements, the remaining portion of the network is expected to be switched off by May 2025.
As of December 31, 2024, in Spain, fiber coverage reached 30.8 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment. Telefónica is constantly looking for co-investments through Telefónica Infra, but it may not be able to identify suitable partners.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's information, business, financial condition, results of operations and/or cash flows.
The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group’s profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group’s total research and development effort, the total expenditure in 2024 was 647 million euros (741 million euros in 2023), representing 1.6% of the Group’s revenues (1.8% in 2023). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development (“OECD”) manual. Telefónica's investment in CapEx in 2024 was 5,475 million euros (5,579 million euros in 2023).
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
In addition, since 2017 the European Union has been considering a proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications (“e-Privacy Regulation”), which would repeal Directive 2002/58/EC. If approved, the e-Privacy Regulation could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs that this could entail for Telefónica. Discussions on the proposal for the e-Privacy Regulation have stalled, and the European Commission is studying different regulatory alternatives on the matter, which creates additional uncertainty with respect to the applicable regulatory framework going forward, which may negatively affect the development of new innovative products.
Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area ("EEA") that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary legal and technical controls and mechanisms in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the most adequate and effective measures to mitigate such risks.
With regard to the international transfer of data to the United States, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. The adequacy decision concludes that the United States ensures an adequate level of protection for personal data transferred from the EU to U.S. companies participating in the EU-U.S. Data Privacy Framework. This adequacy decision remains subject to challenge by privacy activists as was the case with previous decisions.
Telefónica is subject to data privacy regulations similar to the GDPR in the non-EU countries in which it operates, including the United Kingdom, Brazil, Ecuador, Chile and Peru, increasing compliance risks and costs in these countries. For example, since its formal exit from the European Union ("Brexit”), the United Kingdom has implemented its own data protection framework, which largely mirrors the GDPR with certain tailored adjustments. Subsequent legislative efforts to simplify compliance for businesses in the United Kingdom (and, therefore, reduce data protections), while unsuccessful to date, have raised data privacy risks for EU companies who, like Telefónica, regularly engage with UK partners. Any such potential shifts in the applicable data privacy framework necessitate careful monitoring by Telefónica to mitigate compliance and cross-border data transfer risks.
To limit the risks derived from international transfers of personal data among Telefónica Group companies, the Telefónica Group adopted Binding Corporate Rules (BCRs), approved by the Spanish Data Protection Authority on March 8, 2024, following a procedure of co-operation between the European data protection authorities. However, there can be no assurance that such rules will be sufficient to ensure compliance with requirements in every jurisdiction in which the Telefónica Group operates.
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
Telefónica’s reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company’s overall total annual revenue for the previous financial year. Furthermore, if eventually approved, the e-Privacy Regulation or any similar alternative regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
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
The networks, which had historically focused on voice transmission, have evolved into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with newer technologies such as fiber, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group’s product and service offering. In this sense, relatively new services such as "Living Apps", “Connected Car”, “Smart Cities”, “Smart Agriculture”, “Smart Metering”, "Solar 360" and "Perplexity" (an Artificial Intelligence-driven answer engine service) which facilitate certain aspects of the Group’s customers’ digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group’s services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. In addition, Telefónica has launched new customer care applications (My Movistar in Spain, Me Vivo in Brazil, My O2 in the United Kingdom) and developed a virtual assistant, Aura, with the aim of increasing the accessibility of the products and services the Group offers. However, there can be no assurance that these and other efforts will be successful.
In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group’s customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group’s reputation and behavior. The risks associated with potential damage to Telefónica's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
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
Telefónica's operations, as well as the products and services it provides, rely on information technology systems and platforms that are susceptible to cyberattacks. If successful, these attacks can hinder the effective provision, operation, and commercialization of our products and services and our customers’ use of the same. Therefore, cybersecurity risks are among the most significant risks for the Group.
Telecommunications companies worldwide, including Telefónica, face a continuous increase in cybersecurity threats. These companies and their customers are becoming increasingly digital, processing and storing valuable information electronically relying on cloud services provided by third parties, permitting remote access and teleworking by employees and collaborators and expanding IoT environments. All of this complicates security management, forcing companies to review security controls beyond the traditional corporate network perimeter. At the same time, cyberattackers, including both state and independent actors, are becoming more sophisticated, armed with high levels of funding and advanced digital tools that use technologies such as artificial intelligence and machine learning. Threats include unauthorized access to systems, the installation of computer viruses or malicious software, and security breaches in the supply chain, with the aim of improperly obtaining sensitive information or disrupting the Group's operations, which may result in regulatory penalties. Furthermore, traditional security threats persist, such as the theft of laptops, data storage devices, and mobile phones, along with the possibility that Group employees or collaborators may leak information and/or perform acts that affect their networks or internal information. Additionally, the Telefónica Group is aware of potential cybersecurity risks arising from various international conflicts and monitors cyberattacks that may affect its infrastructure.
In the past three years, the Group has suffered various types of cybersecurity incidents that have included: intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised;

Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and malicious actions to carry out fraud in respect of services provided by Telefónica. In some of these incidents, personal data from our customers and employees has been stolen. To date, none of these cybersecurity incidents have had material consequences for the Telefónica Group, but this may change in the future.
The development and maintenance of systems to prevent and detect cyberattacks is costly and requires ongoing monitoring and updating to address the increasing sophistication of cyberattacks. In response to these risks, Telefónica has adopted technical and organizational measures as defined in its digital security strategy, such as the use of early vulnerabilities detection, access control, log review of critical systems and network segregation, as well as the deployment of firewalls, security controls in the supply chain, intrusion-prevention systems, virus scanners incident response and recovery procedures, and backup systems. However, Telefónica can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. The Telefónica Group has insurance policies in place intended to cover certain losses arising out of these types of incidents. However, due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover in its entirety all losses that may arise out of a cybersecurity attack.
Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to Telefónica's technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business.
Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures or the theft of network elements, can damage Telefónica's infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group. For example, in late October 2024, record-breaking flooding and related power outages in Valencia, Spain, resulting from a high-altitude, cut-off low-pressure storm system, caused severe damage to Telefónica's infrastructure. Fixed and mobile services were affected, and certain municipalities (104 at the worst moment) lost all communications. Repairs to the damaged infrastructure took up to 10 days. Telefónica's operations have also been affected by power outages in certain Latin American countries due to droughts and flooding.
Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica Group, and may have a negative impact on the Group’s operations and results. Telefónica analyses these risks in accordance with the guidelines set forth in the Corporate Sustainability Reporting Directive (CSRD), and with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).
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
In recent years, successive shocks have ushered in a period characterized by extraordinary uncertainty and the simultaneous occurrence of multiple negative disruptions. Inflationary pressures arising from bottlenecks associated with the rapid post-pandemic recovery, coupled with increases in commodity prices, led to a robust response from central banks (raising interest rates and withdrawing liquidity from the system) and a significant loss of purchasing power for consumers. Additionally, the recent higher wage demands observed internationally, reflecting both the strength of labour markets, especially those in major developed economies, and the prevalence (though to a lesser extent than in the past) of wage indexation mechanisms, have also contributed to these inflationary pressures.

Although inflationary pressures eased in 2024, there are recent signs that progress is stalling in some countries where the Group operates, or even reversing course as in Brazil. Price pressures and relatively high interest rates persist in many countries. Geopolitical events such as the Russia-Ukraine war, armed conflict and political instability in the Middle East and the possible imposition of tariffs by major economies pose risks to inflation dynamics, interest rates and exchange rates. Moreover, there is a risk that the decrease in global liquidity and higher-for-longer interest rates could generate increased financial volatility, giving rise to new stress episodes, especially if inflation proves to be more persistent than expected. Additionally, premature monetary easing by central banks could lead to resurgent inflation, potentially triggering a new stagflation period akin to the 1970s.
Looking forward, elements that could worsen the effects of the current situation include the escalation of armed conflicts and potential disruptions to energy and goods supply, as well as possible additional increases in commodity prices. This could result in a potential de-anchoring of inflation expectations and higher-than-expected wage hikes, prolonging and amplifying the inflation-recession scenario. As a consequence of the above, economic growth is expected to remain weak in the short term, with the risk of recession still present in some parts of the world.
So far, the main European countries where the Group operates have been affected by the ongoing geopolitical conflicts mainly through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their direct trade and financial exposure is limited. However, there continues to be a concern in Europe about energy dependence in the face of potential episodes of gas shortages and lengthening energy transition. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade, tighter financial conditions and doubts about debt sustainability.
As of December 31, 2024, the contribution of each segment to the Telefónica Group's total assets was as follows: Telefónica Spain 25.7% (26.0% as of December 31, 2023), VMO2 7.6% (7.5% as of December 31, 2023), Telefónica Germany 17.7% (17.8% as of December 31, 2023), Telefónica Brazil 22.2% (25.0% as of December 31, 2023) and Telefónica Hispam 14.1% (14.4% as of December 31, 2023). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina (sold in February 2025), Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2024 and 2023.
During 2024, the contribution of each segment to the Telefónica Group's revenues was as follows (does not include VMO2 that is recorded by the equity method and therefore does not contribute to the consolidated revenues): Telefónica Spain 31.0% (31.1% in 2023), Telefónica Germany 20.6% (21.2% in 2023), Telefónica Brazil 23.3% (23.7% in 2023) and Telefónica Hispam 21.9% (20.6% in 2023).
The main risks by geography are detailed below:
In Europe, there are several economic and political risks. Firstly, the evolution of armed conflicts poses a threat to growth and inflation prospects. Any worsening in the supply of gas, oil, food, or other goods due to disruptions in the supply chain would negatively impact their prices, with a consequent effect on the disposable income of both households and businesses. In the medium term, this could result in wage increases, a persistent rise in inflation, and tighter monetary policy. Any of the above could have a negative impact on the cost of financing for the private sector, including Telefónica, and could trigger episodes of financial stress.
In addition, there is also a risk of financial fragmentation in the eurozone, meaning that interest rates may react differently in different countries within the eurozone, leading to differences in yields on bonds issued by more indebted countries (including Spain) and those issued by less indebted countries, making it challenging for the former to access credit at low rates.
Lastly, Europe faces three significant long-term risks. First, Europe may fall behind in the global technological race in particular because of both its dependence on several critical raw materials, indispensable for key sectors, that must be imported from other regions, and its lag in technological innovation. Second, a burdensome regulatory environment in the European Union poses a significant threat to business, impeding growth and eroding competitiveness, with companies based in countries and regions where regulations are relatively less complex, extensive or restrictive. Third, demographic factors such as declining birth rates and population aging may have a negative impact on the region's labor force and long-term growth prospects.
Regarding political risk, centrist political groups maintained a majority following the 2024 European Parliament elections but nationalist and populist parties made significant gains. It remains to be seen whether greater fragmentation in the parliament will hinder governance and the continuity of the ongoing agenda in fiscal and economic matters, climate and energy policy as well as other aspects of regional governance.
•Spain: there are several local sources of risks. One of them stems from the risk that high commodity prices and/or the emergence of wage pressures could prolong the inflationary episode with a deeper impact on household income. Secondly, further delays in the disbursement of Next Generation European Funds (NGEU) could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, Spain could be negatively impacted by the rise of protectionism and trade restrictions. Lastly, the impact of higher-for-longer interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market. In the long term, the challenge is to increase the growth of potential GDP through improvements in productivity and investment and ensure the sustainability of public debt.
•Germany: the risk of energy shortages has diminished recently due to Europe's response in terms of diversification of energy sources and the rapid construction of regasification plants in the country. However, it is possible that problems with energy supply may arise again. Alternative sources for gas imports could be limited, consumption could be higher due, for example, to an unusually cold winter, or competition for gas from other countries could increase. On the other hand, there is concern that higher-than-expected wage growth and/or higher input costs could lead to more persistent inflation diminishing competitiveness among the manufacturing sector. As for the medium to long term, there is a risk that prolonged or escalating geopolitical tensions could reduce international trade or increase competition to German-made products with a consequent impact on the country’s potential growth, which is dependent on exports. Additionally, following the German federal election, it is relevant that a stable majority is formed capable of addressing the major challenges facing the country, especially in terms of investment needs. Finally, long-term challenges remain, such as the ageing of the population.
•United Kingdom: more persistent inflation could weigh on consumption and further depress economic growth. In particular, there is a concern that currently dynamic wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from totally normalizing. On the other hand, although the UK economy has few direct trade links with Russia and Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of gas in the energy mix. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will continue to entail an economic adjustment in the medium term.
In Latin America, the exchange rate risk is currently considered moderate by the Telefónica Group, except in Venezuela, but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible fiscal deterioration) but there is no assurance that this will be the case.
•Brazil: fiscal sustainability and increased economic intervention remain the main domestic risk. Despite recently announced measures to curb public spending, tax reforms aimed at simplifying the indirect tax system and promoting stronger and sustainable economic growth and an upward revision of Brazil's credit rating outlook by Moody's, volatility surrounding fiscal sustainability has increased. Moreover, inflation expectations have continued to deteriorate following the poor performance of the Brazilian real in a context of fiscal volatility, paving the way for further interest rate hikes and increasing the risks of a more pronounced economic slowdown.
•Chile, Colombia, Peru and Ecuador: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. If inflation is more persistent than expected, this could limit central banks' ability to respond to an abrupt drop in activity levels and could also increase the risk of financial instability. Political uncertainty has decreased in Chile, following the rejection of a proposed new Constitution in December 2023, but the maintenance of the former status quo could give rise to new social demands. A presidential election is due to take place in November 2025 (and a runoff election may follow in December 2025). In Colombia, the structural reforms promoted by Colombia's government are expected to be more market friendly due to the weakening of the government coalition. In Peru, the government succeeded in reducing the social protests against the installation of the current administration, although it remains politically weak. In

Ecuador, presidential and legislative elections were held in February 2025. The election took place against a backdrop of unprecedented social and economic challenges, as well as armed conflicts between the government and several organized crime groups. A run-off presidential election will be held in April 2025.
As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
The Group has experienced and, in the future, could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2024, represented 16.4% of the Group’s total assets), deferred tax assets (which as of December 31, 2024, represented 6.6% of the Group’s total assets) or other assets, such as intangible assets (which represented 9.8% of the Group's total assets as of December 31, 2024), and property, plant and equipment (which represented 21.3% of the Group's total assets as of December 31, 2024). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2024, Telefónica recorded impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill in an aggregate amount of 866 million euros with respect to the cash-generating units in Chile (397 million euros), Peru (226 million euros), Telefónica Tech UK & Ireland (192 million euros) and BE-terna Group (51 million euros). Likewise, impairment losses were recorded in Peru in 2024, including impairment losses on intangible assets (54 million euros) and on goodwill allocated to the fiber optics business (34 million euros), as well as a reversal of deferred tax assets for loss carryforwards (91 million euros). Additionally, following the analysis of the recoverability of the assets of Pangea (the wholesale fiber optic company in Peru) at the end of 2024, an impairment of property, plant and equipment amounting to 108 million euros has been recorded, as well as a reversal of deferred tax assets amounting to 13 million euros (see Notes 2, 6, 7, 8, 25 and 30 to the Consolidated Financial Statements). In 2023, impairment losses in the goodwill of Telefónica Ecuador were recognized for a total of 58 million euros. In addition, VMO2, Telefónica's 50:50 joint venture with Liberty Global in the United Kingdom, recorded in 2023 an impairment of goodwill amounting to 3,572 million euros, with a negative impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Group in 2023.
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
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2024, the Group's gross financial debt amounted to 38,782 million euros (37,061 million euros as of December 31, 2023), and the Group's net financial debt amounted to 27,161 million euros (27,349 million euros as of December 31, 2023). As of December 31, 2024, the average maturity of the debt was 11.3 years (11.6 years as of December 31, 2023), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the reputation, solvency or operating performance of Telefónica. As of December 31, 2024, the Group's gross financial debt scheduled to mature in the following 12 months amounted to 5,590 million euros and the gross financial debt scheduled to mature in 2026 amounted 2,607 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2024. As of December 31, 2024, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,017 million euros (10,634 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2024, 3.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2025.
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
In nominal terms, as of December 31, 2024, 83% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.32% as of December 31, 2024 compared to 3.80% as of December 31, 2023. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2024: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 41 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached) would have led to a reduction in financial expenses of 41 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.
Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed against the euro would result in exchange gains of 42 million euros as of December 31, 2024 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 42 million euros as of December 31, 2024. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2024 taking into account derivative instruments in place.
In 2024, the evolution of exchange rates (without considering the effects of hyperinflationary countries) had a negative impact in the year-on-year growth of the Group's consolidated revenues and operating results before depreciation and amortization, subtracting 2.2 percentage points and 2.9 percentage points respectively (in 2023 it had a positive impact of 0.2 percentage points on year-on-year revenue growth and no impact at the operating results before depreciation and amortization level). Furthermore, translation differences in 2024 had a negative impact on the Group's equity of 959 million euros (positive impact of 37 million euros in 2023).
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
Telefónica Brazil maintained provisions for tax contingencies amounting to 314 million euros and provisions for regulatory contingencies amounting to 179 million euros as of December 31, 2024. In addition, Telefónica Brazil faces possible tax and regulatory contingencies for which no provisions are made (see Note 24.c. "Provisions—Other Provisions—Telefónica Brazil" and Note 25 "Tax matters—Tax Litigation in Telefónica Brazil" to the Consolidated Financial Statements).
The Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of Telefónica's estimates will not have a significant adverse effect on the Group’s business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 (Tax matters) and 29 (Other information) to the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 Provisions of the Consolidated Financial Statements.
Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax Administration, through an administrative act, has not yet finally determined the amount of the payment obligation. The total provision as of December 31, 2024 amounted to 2,739 million Peruvian soles (approximately 700 million euros at the exchange rate at such date).
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
Further, the Telefónica Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its CO2 emission reduction targets) exposes it to the risk that it will fail to achieve these objectives and initiatives.

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
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA") and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
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
Additionally, the Telefónica Group’s operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions (“sanctions”) including those administered by the United Nations, the European Union, the United States, including by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) and the United Kingdom. Sanctions restrict the Group’s business dealings with certain countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain goods and services. In this context, the provision of goods and services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions. Given the nature of its activity, the Telefónica Group’s exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, Telefónica cooperates with governmental authorities in connection with the enforcement of anti-corruption laws. For example, certain companies within the Group have been the subject of corruption investigations and charges in the past, one of which recently resulted in a financial penalty. See “Item 8. Financial Information—Consolidated Financial Statements—Other Proceedings”.
Failure to comply with anti-corruption laws and sanctions regulations could lead to further financial penalties, termination of government contracts, and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.
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
The following significant events occurred in 2024:
•On January 3, 2024, certain subsidiaries of Telefónica Spain endorsed the agreement reached on December 28, 2023 with the most representative trade unions to (i) sign the III Collective Bargaining Agreement, which runs until December 31, 2026 and can be extended for a further year; and (ii) execute a collective redundancies plan affecting up to a total of 3,420 employees (the "Collective Redundancies Plan"). Employees who turned 56 years or older in 2024 and with a seniority of more than 15 years could adhere to the Collective Redundancies Plan. However, targets were established that resulted in limits on adherence in critical areas or additional redundancies based on business reasons. The present value of the estimated payment flows resulting from the Collective Redundancies Plan was estimated in a provision of 1,320 million euros (before taxes), recorded as of December 31, 2023 under "Personnel expenses" (see Note 24.a to the Consolidated Financial Statements), with no cash impact as of such date.
•On January 13, 2024, the second annual extension of the sustainability-linked syndicated credit facility for up to 5,500 million euros of Telefónica, S.A. was exercised, extending the maturity date to January 13, 2029.
•On January 17, 2024, Telefónica, S.A., through its wholly-owned subsidiary Telefónica Emisiones, S.A.U. launched under its European medium-term notes program (the "EMTN Programme") a new issuance of notes guaranteed by Telefónica, S.A. in an aggregate principal amount of 1,750 million euros. This issue was split into two tranches. The first tranche, with an aggregate principal amount of 1,000 million euros, due on January 24, 2032, pays an annual coupon of 3.698% and was issued at par. The second tranche, with an aggregate principal amount of 750 million euros, due on January 24, 2036, pays an annual coupon of 4.055% and was also issued at par. The settlement of the transaction took place on January 24, 2024. An amount equivalent to the net proceeds was intended to be allocated towards eligible investments in accordance with the Sustainable Financing Framework, including the transformation and modernization of telecommunications networks based on high-speed fixed and mobile networks, including supporting infrastructure and software to improve the energy efficiency of the networks, as well as the implementation of Telefónica's Renewable Energy Plan, and development and implementation of digital products and services with a focus on saving energy and/or natural resources.
•On January 19, 2024, Telefónica Audiovisual Digital, S.L.U. was awarded exclusive broadcasting rights for five matches per matchday of the Spanish First Division Football League National Championship for pay television in the residential market in Spain. Telefónica Audiovisual had first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it was awarded exclusive broadcasting rights of one matchday for the 2024/2025 season and three matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20, 2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons (see Note 29.c "Other Information–Commitments" to the Consolidated Financial Statements).
•On January 22, 2024, regarding the voluntary public acquisition offer in the form of a partial offer (the "Offer") launched by Telefónica — through Telefónica Local Services GmbH— for shares of Telefónica Deutschland Holding AG ("Telefónica Deutschland") announced in November 2023, the Company reported that, following the expiry of the acceptance period, the Offer had been accepted by shareholders holding 233,732,773 Telefónica Deutschland shares, representing approximately 7.86% of its share capital and voting rights, for an approximate amount of 549 million euros. In addition, Telefónica had made direct market purchases, from January 1, 2024 to January 26, 2024, for a total of 113,999,566 shares of the aforementioned subsidiary, for an approximate amount of

268 million euros. Thus, as of January 26, 2024 Telefónica owned, directly and indirectly, 2,799,576,769 shares which represented 94.12% of the share capital and voting rights of Telefónica Deutschland.
•On February 5, 2024, Telefónica Emisiones S.A.U. redeemed 1,000 million euros of its notes issued on February 5, 2019. These notes were guaranteed by Telefónica, S.A.
•On February 22, 2024, the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee of Telefónica adopted the following resolutions relating to their composition: (i) to appoint Mr. José Javier Echenique Landiribar as Chairman of the Audit and Control Committee; and (ii) to appoint Mr. Peter Löscher as Chairman of the Nominating, Compensation and Corporate Governance Committee.
•On February 23, 2024, Telefónica filed with the United States Securities and Exchange Commission its annual report on Form 20-F for the year ended December 31, 2023.
•On March 6, 2024, Telefónica Europe B.V. carried out the following transactions related to its capital structure:
◦a new securities issue amounting to 1,100 million euros, guaranteed by Telefónica, S.A. An amount equal to the net proceeds of the issue of the securities was subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's Sustainable Financing Framework. The settlement took place on March 15, 2024; and
◦a tender offer for any outstanding 1,300 million euros Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities. Telefónica Europe B.V. accepted the purchase in cash of the tendered securities for an aggregate principal amount of 1,097 million euros. The tender offer settled on March 18, 2024.
•On March 7, 2024, Telefónica announced a decision to make, through Telefónica Local Services GmbH, a public delisting acquisition offer with the aim of acquiring the shares in Telefónica Deutschland not yet directly or indirectly held by Telefónica. On March 20, 2024, the relevant offer document was published following its review and approval by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), and the acceptance period for the delisting offer commenced. The offer could be accepted in respect of up to 156,565,942 Telefónica Deutschland shares, corresponding to approximately 5.26% of the share capital and voting rights in Telefónica Deutschland, at an offer price of 2.35 euros per share. On March 26, 2024, Telefónica Deutschland's management and supervisory boards issued the joint reasoned statement with respect to the delisting offer, recommending that its shareholders accept the delisting offer. The acceptance period expired on April 18, 2024. On April 23, 2024, Telefónica had reached approximately 96.85% of the share capital and voting rights of Telefónica Deutschland after giving effect to the acquisition at settlement of the number of shares for which the delisting offer had been accepted and considering the number of Telefónica Deutschland shares held directly or indirectly by Telefónica at the close of the last trading day of the acceptance period, which corresponded to 2,880,817,453 shares of Telefónica Deutschland. The total number of shares for which the delisting offer was accepted, together with the number of Telefónica Deutschland shares acquired from the announcement of the delisting offer until the close of the last trading day of the acceptance period, was 74,338,954 shares, representing approximately 2.50% of Telefónica Deutschland's share capital and voting rights, acquired for a total consideration of approximately 175 million euros, funded entirely with cash. Lastly, the management board of the Frankfurt Stock Exchange approved the delisting of the shares of Telefónica Deutschland which became effective as of April 18, 2024.
•On April 12, 2024, the Annual General Shareholders' Meeting of Telefónica held at second call approved all the resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders' Meeting. Likewise, it was informed that a proposal made during the meeting by a shareholder was rejected by a majority of more than 99%. In addition, the Annual General Shareholders' Meeting approved the distribution of a dividend in cash charged to unrestricted reserves, by means of a payment of a fixed gross amount of 0.30 euros during 2024 payable in two tranches, for each existing Telefónica share and carrying entitlement to this distribution on the following dates: (i) the first payment in cash of a gross amount of 0.15 euros per share was made on June 20, 2024, and (ii) the second payment in cash of a gross amount of 0.15 euros per share was made on December 19, 2024.
On the same date, the Board of Directors of Telefónica, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, unanimously adopted the following resolutions regarding the reelection, and the ratification and appointment of Directors approved in the abovementioned meeting: i) to re-elect Mr. Isidro Fainé Casas as Vice-Chairman of the Board of Directors; ii) to re-elect Mr. José Javier Echenique

Landiríbar as Vice-Chairman of the Board of Directors and Lead Independent Director; iii) to re-elect Mr. Isidro Fainé Casas, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher and Ms. Claudia Sender Ramírez as members of the Executive Commission of the Board of Directors; and iv) that the Directors re-elected, and ratified and appointed by the Annual General Shareholders' Meeting who were members of any of the remaining Committees of the Board of Directors (i.e. Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher, Ms. Verónica Pascual Boé and Ms. Solange Sobral Targa) continue as members of the same. In this regard, Mr. Echenique Landiríbar would continue as a member of the Audit and Control Committee, and of the Nominating, Compensation and Corporate Governance Committee; Mr. Löscher of the Nominating, Compensation and Corporate Governance Committee and of the Audit and Control Committee; Ms. Pascual Boé of the Nominating, Compensation and Corporate Governance Committee; and Ms. Sobral Targa of the Sustainability and Regulation Committee. In addition, the Audit and Control Committee agreed to re-elect Mr. José Javier Echenique Landiríbar as Chairman, and the Nominating, Compensation and Corporate Governance Committee agreed to re-elect Mr. Peter Löscher as Chairman.
In addition, the Board of Directors of Telefónica at its meeting held on such date, resolved to carry out the implementation of the share capital reduction through the cancellation of treasury shares approved by the Annual General Shareholders' Meeting held on the same date under item IV of its Agenda. The share capital of Telefónica was reduced in the amount of 80,296,591 euros, through the cancellation of 80,296,591 shares of Telefónica then held as treasury stock, with a nominal value of one euro each. The share capital of Telefónica resulting from the reduction was set at 5,670,161,554 euros corresponding to 5,670,161,554 shares with a nominal value of one euro each. On May 13, 2024, the public deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
•On May 8, 2024, the Board of Directors of Telefónica unanimously resolved to accept the voluntary resignation presented by Ms. Carmen García de Andrés from her position as Director of Telefónica, for personal reasons and in order to contribute to the process of orderly renewal of the Board of Directors of Telefónica. The Board of Directors expressed its gratitude for the services rendered to Telefónica during her tenure. Consequently, Ms. Carmen García de Andrés was no longer a member of the Board of Directors Committees of which she was a member (i.e. the Audit and Control Committee and the Sustainability and Regulation Committee). To fill the abovementioned vacancy, and following a favorable report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors resolved to appoint, by co-optation, Mr. Carlos Ocaña Orbis as Proprietary Director to the Board of Directors of Telefónica, nominated by the shareholder Sociedad Estatal de Participaciones Industriales. Likewise, the Board of Directors resolved, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Mr. Carlos Ocaña Orbis as a member of the Executive Commission and the Audit and Control Committee.
•On July 31, 2024, in relation to the subsidiary Colombia Telecomunicaciones S.A. ESP BIC ("Colombia Telecomunicaciones"), Telefónica informed that the Telefónica Group entered into a non-binding agreement with the Millicom Group to explore a possible corporate transaction, with respect to the assets that both Groups have in Colombia. This potential transaction is subject to the signing of the definitive agreements between the companies involved and the obtaining of the corresponding regulatory approvals, and may involve the sale of the Telefónica Group's shares in Colombia Telecomunicaciones.
•On July 31, 2024, Telefónica, S.A. drew down 150 million euros of its bilateral loan signed on March 27, 2024 and maturing in 2034.
•On October 31, 2024, Telefónica, S.A. drew down 140 million euros of its bilateral loan signed on October 9, 2024, and maturing on October 31, 2031.
•On November 7, 2024, Telefónica España Filiales, S.A.U. ("Telefónica España Filiales") reached an agreement with Vodafone ONO, S.A.U. ("Vodafone España") to incorporate a joint company, whose main activity is the commercialization of a fiber to the home (FTTH) network for its shareholders, Telefónica España Filiales and Vodafone España, so that they can in turn provide retail and wholesale broadband access services. The joint company is expected to cover approximately 3.6 million premises, with assets that are currently part of Telefónica de España’s FTTH network and that represent approximately 12% of its national network. It is estimated that the joint company will initially have around 1.4 million clients, which implies a penetration level of approximately 40%. As part of the transaction, the required agreements for the provision of services by Telefónica Group to the joint company must be signed. After the closing of the transaction, Telefónica España Filiales will hold a 63% in the joint company and Vodafone España the remaining 37%.

•On November 12, 2024, Telefónica obtained a favorable award regarding the investment dispute with the Republic of Colombia (Case ICSID No. ARB/18/3) submitted to the International Center for Settlement of Investment Disputes (“ICSID”), pursuant to the Agreement between the Republic of Colombia and the Kingdom of Spain for the Promotion and Reciprocal Protection of Investments (APRI). The tribunal determined that Colombia failed to comply with its obligation to grant fair and equitable treatment to Telefónica's investments under Article 2(3) of the APRI, and it ordered Colombia to pay the amount of 380 million U.S. dollars (approximately 358 million euros at the exchange rate of November 12, 2024) plus compound interest at a rate of 5% per year as compensation for the damages caused (i.e., the entire principal amount and interest claimed by Telefónica). In addition, the tribunal ordered Colombia to pay Telefónica’s attorneys’ fees with respect to the arbitration proceedings, together with the corresponding interest. On November 27, 2024, the Republic of Colombia filed a request with the ICSID to annul and suspend the award.
•On December 4, 2024, the first one-year extension option of the 145 million euros syndicated credit facility of Telxius Telecom, S.A. was executed. The facility has two annual extension options at the request of Telxius Telecom, S.A., which would allow the facility's maturity to be extended up to 2030.
•On December 16, 2024, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on November 21, 2024, and maturing on December 16, 2031.
•The second one-year extension option of the 360 million euros syndicated facility of Bluevía Fibra S.L.U., was executed on December 20, 2024, extending the maturity date to December 20, 2029.
For information on certain significant events that have occurred to date in 2025, see “—Recent Developments”.

Business areas
In 2024 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2, Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina (sold in February 2025), Chile, Peru and Uruguay).
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each related region. Inter-segment transactions are carried out on an arm's-length basis.
In 2024, impairments losses on goodwill of Peru and Chile cash-generating units have been included in the Telefónica Hispam segment, and impairments losses on goodwill of Telefónica Tech UK & Ireland and BE-terna Group have been included in "Other companies" , which is described below (see Note 7 to the Consolidated Financial Statements). Likewise, impairment losses on intangible assets and property, plant and equipment in Argentina and on intangible assets and held for sale assets in Peru, as well as the reversal of deferred tax assets for loss carryforwards, have been included in the Telefónica Hispam segment (see Note 6, 8 and 30 to the Consolidated Financial Statements).
In 2023, impairment losses on goodwill of the Ecuador cash-generating unit were included in the Telefónica Hispam segment (see Note 7 to the Consolidated Financial Statements).
The VMO2 segment information included in this Annual Report is presented under management criteria, and shows 100% of VMO2’s results. In addition, information included in this Annual Report on the accesses of the Group and the VMO2 segment includes 100% of the accesses of VMO2. Telefónica’s actual percentage ownership of VMO2 is 50% and its results are accounted for under the equity method.
Information relating to other Group companies not specifically included in the segments referred to above is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in March and June 2022 (see Note 5 to the Consolidated Financial Statements), respectively, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies in which Telefónica Infra, S.L. ("T. Infra") has ownership interests (see Note 10 to the Consolidated Financial Statements).
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

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2024, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

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
Capital Expenditures
Our principal capital expenditures for the years ended December 31, 2024, 2023 and 2022, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2024, 2023 and 2022, we had capital expenditures of 5,475 million euros, 5,579 million euros and 5,819 million euros, respectively, in line with Telefónica’s objective to reduce CapEx.
Our objective is to reduce CapEx while improving its allocation to maximize revenues, aiming for a CapEx-to-revenue ratio below 12% by year-end 2026. In recent years, most of our CapEx has been allocated to expanding both our mobile and fixed footprint across all markets, transitioning our IT systems to future-oriented architectures and enhancing the capacity of our core networks. These initiatives collectively accounted for more than two-thirds of the Company’s total CapEx in 2024.
Year ended December 31, 2024
Capital expenditures in 2024 decreased by 1.9% compared to 2023. Capital expenditures in 2024 included the cost of spectrum mainly in Colombia, amounting to 157 million euros.
Investment by Telefónica Spain amounted to 1,571 million euros and was primarily focused on continuing the deployment of the fiber optic network. The number of homes passed in Spain reached 30.8 million by year-end 2024. In Spain, more than 90% of the retail copper network has been switched off. Due to regulatory requirements, the remaining portion of the network is expected to be switched off by May 2025. In terms of mobile deployment, the development of the 5G network remains a priority, with a focus on expanding coverage in rural areas. By the end of 2024, 5G coverage reached 91% of the population. Investment by Telefónica Germany in 2024 amounted to 1,141 million euros and was primarily focused on expanding the footprint and capacity of the 5G network, which has reached a 99% coverage footprint across the country, as well as strengthening the capacity of the 4G network to ensure an optimal customer experience. Investment by Telefónica Brazil in 2024 amounted to 1,583 million euros and was primarily directed toward the expansion of the 5G mobile network, to cover 504 municipalities, ensuring the quality of the 4G mobile network, and expanding the fixed fiber business, including both the customer base and the network, which totaled 29.1 million homes passed with FTTH by year-end 2024. Investment by Telefónica Hispam in 2024 amounted to 1,001 million euros and was mainly focused on improving mobile networks through coverage expansions, capacity enhancements, and 5G deployment in Argentina, Colombia, Uruguay, and Chile. Additionally, there was a strong emphasis on the deployment of proprietary fixed networks in the region, supported by the fiber optic companies currently operating in Chile, Colombia and Peru. Efficient management of available resources and the pursuit of synergies remained key for the region, driven by regional initiatives that enable synergy in negotiations and the identification of best practices to be replicated across other operators, as well as the process of phasing out legacy systems.
Year ended December 31, 2023
Capital expenditures in 2023 decreased by 4.1% compared to 2022. Capital expenditures in 2023 included the cost of spectrum mainly in Argentina and Spain, amounting to 183 million euros.
Investment by Telefónica Spain amounted to 1,607 million euros and was primarily focused on continuing the deployment of the fiber optic network to achieve the goal of decommissioning the legacy copper network. Telefónica Spain’s fiber optic network reached more than 29 million premises passed by year-end 2023. Likewise, investment in 4G network capacity continued, as well as in the deployment of the 5G network, where population coverage had reached 87% by the end of the year. Investment by Telefónica Germany in 2023 amounted to 1,133 million euros and was primarily focused on continuing the strong progress in network modernization, especially with respect to 5G, where 94% population coverage had been reached by the end of 2023. Telefónica Germany also made investments in expanding 4G capacity, to absorb traffic growth and reduce congestion nodes. The transformation of the transport network in Germany continued in 2023 as well as the transformation of the business support systems (BSS) in IT. Investment by Telefónica Brazil in 2023 amounted to 1,671 million euros and was mainly dedicated to extending the capacity of 4G mobile networks, improving quality, absorbing traffic growth and preparing the network for 5G deployment, as well as a massive rollout of 5G in the 3,500MHz band. Telefónica Brazil continued the expansion of its FTTH network, reaching more than 26 million premises passed by year-end 2023. Investment by Telefónica Hispam in 2023 amounted to 938 million euros and was mainly focused on the improvement of mobile networks (with coverage expansions and capacity reinforcement) as well as on the deployment of our own fixed network through the fiber optic companies incorporated since 2021 (in which we generally retain a non-controlling stake) that operate in Chile, Colombia and Peru and through certain strategic alliances in Argentina. The efficient administration of available resources and the optimization of CapEx were the main management levers in the region, focusing on the simplification and digitization of processes and the promotion of regional initiatives to accomplish synergies during the negotiation of projects and to identify the best practices in the region that can be replicated in other operating businesses. Further, focus was placed on the legacy shutdown process, such as achieving the mainframe technology shutdown with the complete migration of clients to the full stack system.
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
Financial Investments and Divestitures
Our principal financial investments in 2024 were: (i) a voluntary public acquisition offer for shares of Telefónica Deutschland. The offer was announced by Telefónica on November 7, 2023, and the acceptance period for the offer commenced on December 5, 2023 and expired on January 17, 2024 without extension. Upon the conclusion of the acceptance period, the offer had been accepted by shareholders holding 233,732,773 Telefónica Deutschland shares, representing approximately 7.86% of Telefónica Deutschland’s share capital and voting rights, for an approximate amount of 549 million euros. The offer was settled on January 26, 2024. In addition, from January 1, 2024 to January 26, 2024, Telefónica made direct market purchases, outside of the offer, acquiring a total of 113,999,566 shares of the aforementioned subsidiary, for an approximate amount of 268 million euros. Thus, as of January 26, 2024, Telefónica owned, directly and indirectly, 2,799,576,769 shares representing 94.12% of the share capital and voting rights of Telefónica Deutschland; and (ii) a subsequent public delisting acquisition offer for the shares of Telefónica Deutschland not yet directly or indirectly owned by Telefónica. The offer was announced by Telefónica on March 7, 2024, and the acceptance period for the offer commenced on March 20, 2024 and expired on April 18, 2024. Upon conclusion of the acceptance period, the delisting offer had been accepted by shareholders holding 74,338,954 shares, representing approximately 2.50% of Telefónica Deutschland’s share capital and voting rights, for an approximate amount of 175 million euros. The delisting offer settled on April 29, 2024. As a result of the delisting offer and direct market purchases made by Telefónica, Telefónica reached approximately 96.85% of the share capital and voting rights of Telefónica Deutschland as of April 23, 2024. See “—Public Takeover Offers” for additional information.

In addition, on November 7, 2024, Telefónica España Filiales, S.A.U. (Telefónica España Filiales) reached an agreement with Vodafone ONO, S.A.U. (Vodafone España) to incorporate a joint company, whose main activity is the commercialization of a fiber to the home (FTTH) network for its shareholders, Telefónica España Filiales and Vodafone España, so that they can in turn provide retail and wholesale broadband access services. The joint company is expected to cover approximately 3.6 million premises, with assets that are currently part of Telefónica de España’s FTTH network and that represent approximately 12% of its national network. It is estimated that the joint company will initially have around 1.4 million clients, which implies a penetration level of approximately 40%. As part of the transaction, the required agreements for the provision of services by Telefónica Group to the joint company must be signed. After the closing of the transaction, Telefónica España Filiales will hold a 63% in the joint company and Vodafone España the remaining 37%.
Our principal financial divestiture in 2024 was the sale of our stake in China Unicom for an aggregate amount of 147 million euros.
Our principal financial investment in 2023 was the acquisition by Pontel Participaciones, S.L. (Telefónica's subsidiary then held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L.) of 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR) on January 18, 2023 as a result of which acquisition Pontel Participaciones, S.L., became the sole shareholder of Telxius Telecom, S.A. (which later absorbed Pontel Participaciones, S.L.). Within the framework of this transaction, Pontel Participaciones, S.L. carried out a capital increase fully subscribed and paid up by its shareholders in proportions agreed between them, in such a way that both Telefónica and Pontegadea Inversiones, S.L. paid out 111 million euros. The impact of this transaction on the consolidated statement of changes in equity was a reduction in equity attributable to the parent company for an amount of 46 million euros and a reduction in equity attributable to minority interests for an amount of 585 million euros (see Note 17 to the Consolidated Financial Statements).
Telefónica did not complete any significant financial divestitures in 2023. On July 6, 2023 Telefónica Hispanoamérica, S.A. ("Telefónica Hispanoamérica") entered into agreements to sell 54% and 10% stakes in Pangea, the wholesale FTTH company in Peru, to KKR and Entel Perú, respectively. Upon settlement of the transactions, which are currently pending the final agreement between the parties, Telefónica Hispanoamérica will retain a 36% stake in Pangea (see Note 30 to the Consolidated Financial Statements).
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
Active portfolio management is part of Telefónica’s strategy and therefore it may undertake transactions involving its or its subsidiaries' shares, including transactions similar to those undertaken in the 2022-2024 period or otherwise, at any time.
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

At the date of the offer announcement, Telefónica was the owner, directly or indirectly, of 71.81% of the share capital and voting rights of Telefónica Deutschland, and, consequently, the offer was announced for shares representing approximately the 28.19% of share capital and voting rights remaining. Upon the conclusion of the acceptance period, the offer had been accepted by shareholders holding 233,732,773 Telefónica Deutschland shares, representing approximately 7.86% of Telefónica Deutschland’s share capital and voting rights, for an approximate amount of 549 million euros. The offer settled on January 26, 2024.
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
On March 20, 2024, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a public delisting acquisition offer with the aim of acquiring the shares of Telefónica Deutschland not yet directly or indirectly held by Telefónica. The cash consideration offered to Telefónica Deutschland shareholders was 2.35 euros per share. Upon conclusion of the acceptance period on April 18, 2024, the delisting offer had been accepted by shareholders holding 74,338,954 shares, representing approximately 2.50% of Telefónica Deutschland’s share capital and voting rights, for an approximate amount of 175 million euros. The delisting offer settled on April 29, 2024.
As a result of the delisting offer and direct market purchases made by Telefónica, Telefónica reached 96.85% of the share capital and voting rights of Telefónica Deutschland as of April 23, 2024. The management board of the Frankfurt Stock Exchange approved the delisting of the shares of Telefónica Deutschland, effective as of April 18, 2024.

Together, these purchases made in 2024 produced an increase of 28 million euros in the equity attributed to the parent company and a decrease of 1,057 million euros in the equity attributed to minority interests.
Recent Developments
The principal events that have occurred since December 31, 2024 are set forth below:
•On January 10, 2025, Telefónica Germany GmbH & Co. OHG completed the early termination of its 750 million euros sustainability-linked syndicated credit facility signed on December 17, 2019 and originally scheduled to mature in 2026.
•On January 13, 2025, Telefónica, S.A. signed an extension with respect to its sustainability-linked syndicated credit facility for up to 5,500 million euros for an additional year (extending the maturity date to January 13, 2030). Additionally, Telefónica signed 2 extension options for 1 additional year each, permitting Telefónica, S.A.,to extend the maturity date of the credit facility to January 13, 2032.
•On January 15, 2025, Telefónica, S.A. signed a bilateral loan in the amount of 125 million euros maturing on January 15, 2035. As of the date, there was no outstanding amount under this bilateral loan.
•On January 16, 2025, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., launched in the Euro market under its EMTN Programme an issuance of Notes guaranteed by Telefónica, S.A. in a principal amount of 1,000 million euros. This issue, due on January 23, 2034, pays an annual coupon of 3.724% and was issued at par. The settlement of the issuance took place on January 23, 2025.
•On January 17, 2025, Telefónica Emisiones, S.A.U. redeemed 1,250 million euros of its notes issued on January 17, 2017. These notes were guaranteed by Telefónica, S.A.
•On January 18, 2025, Telefónica, S.A. in view of its new shareholding structure and that some of its relevant shareholders expressed the convenience of embarking on a new stage in the executive chairmanship, Telefónica’s Board of Directors, which met on the aforementioned date to assess the situation, under the chairmanship of Mr. José María Álvarez-Pallete, adopted, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, the following resolutions:
◦ To agree on the orderly renewal of the Company's chairmanship, in order to adapt it to its new shareholding structure.

◦To approve the termination of the contract signed with Mr. José María Álvarez-Pallete as Executive Chairman of Telefónica’s Board of Directors, and to request from him, in accordance with the provisions of Article 12.2.a) of the Regulations of the Board of Directors, his resignation from his position as Director. Mr. Álvarez-Pallete, in response to said request, tendered his resignation as a Director, which was accepted by the Board of Directors.
◦In order to guarantee an adequate replacement in the executive chairmanship of the Company, to approve the appointment by co-optation of Mr. Marc Thomas Murtra Millar, as Executive Director of the Company, also appointing him as Executive Chairman of the Board of Directors and delegating to him all the powers that may be delegated by the Board of Directors, to be exercised jointly and severally. Mr. Murtra accepted his appointment as Executive Chairman of Telefónica, on this same date.
•On January 29, 2025, the Board of Directors of Telefónica, S.A., resolved with the abstention of the Executive Directors and upon proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint Mr. Peter Löscher as Lead Independent Director. On the same date, the Audit and Control Committee resolved to appoint the Independent Director Ms. María Luisa García Blanco as Chairwoman of that Committee.
•On February 14, 2025 the Board of Directors of Telefónica del Perú, S.A.A. (“Telefónica del Perú”), with the aim of achieving an orderly restructuring of the liabilities of said company, resolved to invoke the Ordinary Insolvency Procedure, established under the Peruvian law (Ley General del Sistema Concursal) with respect to Telefónica del Perú. The invocation of said insolvency procedure is focused on the financial and operational restructuring within the framework of the applicable insolvency law. Thus, the protection of the insolvency framework, established by the Ley General del Sistema Concursal, will allow Telefónica del Perú for an orderly restructuring of liabilities with the arrangement of its creditors. In order to facilitate the invocation of the Ordinary Insolvency Procedure, Telefónica Hispanoamérica has granted a credit facility of up to 1,549 million Peruvian soles (approximately 394 million euros at an estimated average rate of 3.93 Peruvian soles per euro), subject to strict conditionality and with a maturity of 18 months, to meet exclusively operational cash requirements of Telefónica del Perú. The financial situation of Telefónica del Perú has been very negatively affected by tax contingencies that are more than 20 years old (see "Item 8. Financial Information—Consolidated Financial Statements—Tax Proceedings—Tax litigation in Telefónica del Perú), as well as by administrative decisions that have placed the company in a competitive disadvantage within a particularly challenging market environment. In relation to the abovementioned tax contingencies, Telefónica is currently in arbitration before the International Centre for Settlement of Investment Disputes (ICSID). See "Item 8. Financial Information—Consolidated Financial Statements—Legal Proceedings—ICSID Arbitration Telefónica, S.A. vs. Republic of Perú. As previously informed to the market, Telefónica reiterated that Telefónica del Perú’s liabilities are not guaranteed by any other company of the Telefónica Group. Telefónica will continue to explore strategic alternatives with regard to its investment in Telefónica del Perú.
•On February 24, 2025, Telefónica's subsidiary TLH Holdco, S.L.U., a company 100% owned by Telefónica, sold all the shares that it held in Telefónica Móviles Argentina, S.A. representing 99.999625% of its share capital and of the entire share capital of its operations in Argentina to Telecom Argentina S.A. The total price for 100% of the shares transferred amounts to 1,245 million U.S. dollars (approximately 1,189 million euros at the date of the transaction). The signing and closing of the transaction took place simultaneously.
•On February 26, 2025, the Board of Directors of Telefónica unanimously resolved, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, the following resolutions: related to the Board of Directors: i) to appoint, by co-optation, Mr. Olayan Alwetaid as Proprietary Director to the Board of Directors of Telefónica, nominated by the shareholder Green Bridge Investment Company SCS / Stc Group, filing the existing vacancy on the Board of Directors after the passing of the Vice Chairman, Mr. José Javier Echenique Landiríbar; ii) to accept the voluntary resignation presented by Mr. Francisco José Riberas Meras from his position as Director of Telefónica, in order to allow the Company to continue with the orderly renewal process of its Board of Directors, taking into account that his current mandate as Director of the company would have expired on April 23, 2025. The Board of Directors has expressed its gratitude for the services rendered to Telefónica during his tenure; iii) in order to fill the abovementioned vacancy, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint, by co-optation, Ms. Ana María Sala Andrés as Independent Director to the Board of Directors of Telefónica; iv) to appoint the Director, Mr. Carlos Ocaña Orbis, as Vice Chairman of Telefónica’s Board of Directors; related to the Committees: i) to appoint Ms. María Luisa García Blanco as Member of the Executive Commission; ii) to appoint

Mr. Carlos Ocaña Orbis as Member of the Nominating, Compensation and Corporate Governance Committee; iii) to appoint Ms. Ana María Sala Andrés as Member of the Sustainability and Regulation Committee, in replacement of Ms. María Luisa García Blanco.

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

B. Business Overview
Telefónica is a telecommunications service provider with its footprint in some markets in Europe and Latin America. Telefónica offers its customers a wide range of products and services, based on the latest technologies available in each area. Within its core telecommunications business, Telefónica deploys next-generation networks (based on fiber and 5G) to connect the societies in which it operates. Our objective is to create, protect and promote fixed and mobile connections and digital services for our customers helping them to take control over their digital lifestyle. Therefore, we primarily offer our customers the connectivity they need to interact and live in the markets where we operate through simple products and services while protecting their data and managing it in a responsible way. We rely on modern technology to create a better and more inclusive society. We aim at offering our customers the possibility to reach the digital world regardless of their location, economic status, level of digital knowledge and capacities.
The Telefónica Group’s strategy aims to:
Enhance value through:
•Making our world more human, by connecting lives in a sustainable way as we continue to leverage opportunities in our markets and deliver towards our strategy focused on value creation.
•Offering good connectivity, for which our infrastructure management and our continuous investment in network and platforms are key.
•Good connectivity is the enabler for all digital services. Telefónica provides a wide range of services over connectivity through a fixed and mobile bundled offer which includes video and digital services. We offer our customers additional data in order to amplify services through unique, simple and clear offers. Telefónica includes services beyond core connectivity services in its portfolio, such as Internet of Things (IoT), cybersecurity, Big Data, Artificial Intelligence and Cloud services among others.
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
•Continued focus on the simplification of processes and cost efficiencies right sizing the Company and realization of synergies in the United Kingdom, Brazil and Germany. In 2024, Telefónica continued the digitalization and automation of sales channels and customer care, process improvements and modernization and rationalization of the network. The Company is driving efficiencies to reduce operating expenses through switching from copper to fiber broadband networks and legacy technology switch-off. Telefónica leads copper switch-off in Europe, and in Spain more than 90% of the retail copper network has been switched off. Due to regulatory requirements, the remaining portion of the network is expected to be switched off by May 2025.
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
•In recent years, Telefónica has diversified its revenue mix with adjacent businesses. Although these services still have a substantially lower weight in Telefónica's total revenues, these revenues represent more than 40% of the Company’s B2B revenues and grew at double digits as of December 31, 2024. These efforts include:
◦Telefónica Empresas in Spain continues to advance in its proposals for the business segment. Positive developments on this front include the collaboration agreement with Microsoft to facilitate the adoption of Copilot+ PCs, Windows devices with integrated AI. This collaboration will allow Spanish companies to upgrade their workstations and improve their productivity through advance digital solutions.
◦Energy: GUD Energía, is a joint venture created in 2024 to capture the opportunities generated by the opening of the free market with a focus on the sale of personalized renewable energy solutions throughout Brazil, helping consumers to cut their energy bills.

Results Highlights
In 2024, Telefónica delivered a good operational performance. Telefónica maintained a strong market position, growing in high-value accesses such as fiber and mobile contract. The company has grown in reported revenues y-o-y, but impairment losses on assets have had an adverse effect on profit. Investments in next generation networks, like Fiber and 5G, have allowed Telefónica to maintain and grow its customer base in terms of accesses, by offering customers a better experience. In addition, Telefónica has driven efficiencies to reduce certain operating expenses by switching from copper to fiber broadband networks and switching off certain legacy technologies, network sharing, reducing energy costs through hedging agreements and right-sizing the organization.
The table below shows the evolution of accesses over the past three years as of December 31 of such years:

ACCESSES (1)
Thousands of accesses	2022	2023	2024	% YoY 23/22	% YoY 24/23
Fixed telephony accesses (2)	27,941.9	26,261.2	24,386.6	(6.0%)	(7.1%)
Broadband	26,303.9	26,787.8	27,402.5	1.8%	2.3%
UBB	23,757.7	25,048.7	26,249.0	5.4%	4.8%
FTTH	14,273.0	16,121.4	17,933.4	13.0%	11.2%
Mobile accesses	292,168.1	298,569.5	300,271.4	2.2%	0.6%
Prepay	129,685.7	127,766.9	122,298.0	(1.5%)	(4.3%)
Contract	126,242.3	130,134.1	132,704.7	3.1%	2.0%
IoT	36,240.1	40,668.5	45,268.8	12.2%	11.3%
Pay TV	10,586.5	10,258.5	10,110.8	(3.1%)	(1.4%)
Retail Accesses	357,213.3	362,073.4	362,289.8	1.4%	0.1%
Wholesale Accesses	25,932.9	25,724.2	27,660.0	(0.8%)	7.5%
Fixed wholesale accesses	3,665.7	3,579.9	3,422.2	(2.3%)	(4.4%)
FTTH wholesale accesses	3,211.7	3,295.3	3,352.7	2.6%	1.7%
Mobile wholesale accesses	22,267.2	22,144.3	24,237.7	(0.6%)	9.5%
Total Accesses	383,146.2	387,797.6	389,949.7	1.2%	0.6%
Notes:
(1) The access information provided as of December 31, 2024, 2023 and 2022 includes 100% of the accesses of VMO2. Telefónica’s actual percentage ownership of VMO2 is 50%.
(2) Includes fixed wireless and VoIP accesses.

The table below shows the evolution of accesses by segment:

	23/22 YoY variation	24/23 YoY variation	% Over Total Accesses
Accesses			2022	2023	2024
Telefónica Spain	1.2%	1.9%	10.6%	10.6%	10.7%
VMO2	(0.2%)	0.6%	15.1%	14.9%	14.9%
Telefónica Germany	1.9%	(0.4%)	12.8%	12.9%	12.7%
Telefónica Brazil	0.6%	2.7%	29.3%	29.2%	29.8%
Telefónica Hispam	1.4%	(3.3%)	29.0%	29.0%	27.9%
Other companies	8.4%	13.1%	3.3%	3.5%	4.0%
Accesses 2024 vs 2023
Telefónica’s total accesses were 389.9 million as of December 31, 2024, increasing by 0.6% year-on-year, mainly due to increases in mobile contract accesses in Telefónica Brazil and IoT accesses in VMO2 and Telefónica Brazil, offset in part by the decrease in prepaid accesses, mainly in Chile and Mexico, due to the high competitiveness in the prepaid market and the decrease in fixed telephony accesses across the Group.
Mobile accesses totaled 300.3 million as of December 31, 2024, up 0.6% compared to December 31, 2023, mainly as a result of the good performance in mobile contract accesses in Telefónica Brazil and IoT access growth in VMO2 and Telefónica Brazil, offset in part by the decrease in prepaid accesses mainly in Chile and Mexico, due to the high competitiveness in the prepaid market. Postpaid accesses represented 52.0% of the Group's total mobile accesses excluding IoT (+1.6 p.p. year-on-year).
Fixed broadband accesses stood at 27.4 million at December 31, 2024, up 2.3% year-on-year. Retail fiber (FTTH) accesses stood at 17.9 million at December 31, 2024, growing by 11.2% compared to December 31, 2023.
Pay TV accesses totaled 10.1 million as of December 31, 2024, down 1.4% year-on-year.
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
The tables below show the evolution of Telefónica's estimated access market share for mobile and fixed broadband for the past three years.

Competitive Position Evolution
		Mobile Market Share (1)
Telefónica	2022	2023	2024
Spain	27.5%	27.3%	27.5%
United Kingdom (2)	29.6%	28.9%	23.9%
Germany	34.2%	32.9%	31.4%
Brazil	38.9%	38.7%	38.8%
Argentina	28.5%	28.2%	27.6%
Chile	25.5%	27.0%	20.5%
Peru	29.0%	27.1%	26.2%
Colombia	25.6%	24.8%	22.6%
Venezuela	53.3%	53.9%	54.3%
Mexico	18.3%	18.2%	18.9%
Ecuador	31.4%	30.1%	28.8%
Uruguay	27.8%	24.6%	21.5%
(1) Internal estimates in each year.
(2) The percentage refers to VMO2's market share as of September of each year.

		FBB Market Share (1)
Telefónica	2022	2023	2024
Spain	34.0%	32.8%	32.1%
Brazil	14.6%	14.2%	14.4%
Argentina	11.3%	11.5%	12.0%
Chile	31.5%	31.5%	29.2%
Peru	55.1%	43.8%	33.9%
Colombia	15.1%	16.2%	16.5%
(1) Internal estimates in each year.

Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2024, 2023 and 2022.

	Year ended December 31,			Variation		Variation
Consolidated Results	2022	2023	2024	2023 vs 2022		2024 vs 2023
Millions of euros	Total	Total	Total	Total	%	Total	%
Revenues	39,993	40,652	41,315	659	1.6%	663	1.6%
Other income	2,065	1,541	1,692	(524)	(25.4%)	151	9.8%
Supplies	(12,941)	(13,298)	(13,377)	(357)	2.8%	(79)	0.6%
Personnel expenses	(5,524)	(7,207)	(5,882)	(1,683)	30.5%	1,325	(18.4%)
Other expenses	(10,741)	(10,298)	(12,554)	443	(4.1%)	(2,256)	21.9%
Operating results before depreciation and amortization	12,852	11,390	11,194	(1,462)	(11.4%)	(196)	(1.7%)
Depreciation and amortization	(8,796)	(8,797)	(8,799)	(1)	0.0%	(2)	0.0%
Amortization of rights of use (leases amortization)	(2,065)	(2,159)	(2,235)	(94)	4.6%	(76)	3.5%
Amortization of intangible assets, depreciation of property, plant and equipment	(6,731)	(6,638)	(6,564)	93	(1.4%)	74	(1.1%)
OPERATING INCOME	4,056	2,593	2,395	(1,463)	(36.1%)	(198)	(7.6%)
Share of (loss) income of investments accounted for by the equity method	217	(2,162)	(49)	(2,379)	c.s.	2,113	(97.7%)
Net financial expense	(1,313)	(1,904)	(1,789)	(591)	45.0%	115	(6.0%)
PROFIT (LOSS) BEFORE TAX	2,960	(1,473)	557	(4,433)	c.s.	2,030	c.s.
Corporate income tax	(641)	899	(348)	1,540	c.s.	(1,247)	c.s.
PROFIT (LOSS) FOR THE YEAR	2,319	(574)	209	(2,893)	c.s.	783	c.s.
Attributable to equity holders of the parent	2,011	(892)	(49)	(2,903)	c.s.	843	(94.5%)
Attributable to non-controlling interests	308	318	258	10	3.1%	(60)	(19.0%)
c.s.: change of sign
Analysis of Results 2024 vs 2023
The Group's operating results in 2024, compared to 2023, have been impacted mainly by:
–Impairments of goodwill, assets held for sale and other assets: In 2024 Telefónica recorded impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill in an aggregate amount of 866 million euros with respect to the cash-generating units in Chile (397 million euros), Perú (226 million euros), Telefónica Tech UK & Ireland (192 million euros) and BE-terna Group (51 million euros). Additional impairment losses were recorded in Perú, including impairment losses on intangible assets (54 million euros) and impairment losses on held for sale assets corresponding to fiber optics business in Peru , which include property, plant and equipment (108 million euros) and goodwill (34 million euros) (see Notes 2, 6, 7, 8 and 30 to the Consolidated Financial Statements).
In 2023 there was an impairment of goodwill amounting to 58 million euros in Ecuador.
–Restructuring costs: The impact of restructuring costs was much lower in 2024 (104 million euros) than in 2023 (1,538 million euros). Restructuring costs in 2023 related mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023.
–Impairment of goodwill in investments accounted for by the equity method: In 2023, VMO2 recorded an impairment of goodwill amounting to 3,572 million euros, with an impact of 1,786 million euros on the share of (loss) income of investments accounted for by the equity method in the consolidated income statement of the Telefónica Group. No impairment of goodwill in investments accounted for by the equity method was recorded in 2024.

–Foreign exchange effects and hyperinflationary adjustments: In 2024, foreign exchange effects (without considering the impact of hyperinflationary countries) had a negative impact on the year-on-year growth of the Group's consolidated revenues and operating results before depreciation and amortization, subtracting 2.2 percentage points and 2.9 percentage points, respectively, due mainly to the significant depreciation of the Brazilian real against the euro (in 2023, foreign exchange effects had a positive impact of 0.2 percentage points on year-on-year revenue growth and no impact at the operating results before depreciation and amortization level). In relation to hyperinflationary countries, the exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the consolidated financial statements as of and for the year ended December 31, 2024 was the closing exchange rate as of December 31, 2024 which was 1,073.18 Argentine pesos per euro (893.45 Argentine pesos per euro as of December 31, 2023). The annual inflation rate in Argentina for 2024 was 117.8%. As a result of these changes in the exchange and inflation rates, in 2024 Telefónica Argentina contributed 2,226 million euros to the consolidated revenues of the Telefónica Group and a loss of 84 million euros to operating income (1,237 million euros and a loss of 199 million euros, respectively, in 2023) before the 1,274 million euros impairment losses described above.
–ICSID arbitration award: On November 12, 2024 Telefónica obtained a favorable award in an investment dispute submitted to the International Centre for Settlement of Investment Disputes (“ICSID”) against the Republic of Colombia (see Note 29.a to the Consolidated Financial Statements) for an amount of 380 million U.S. dollars (approximately 358 million euros based on the exchange rate at such date). The principal amount component of the award was recorded under "Other income", whereas the corresponding interest component was recorded under "Finance income". On November 27, 2024, the Republic of Colombia filed a request with the ICSID to annul and suspend the award. See “Item 8. Financial Information—Consolidated Financial Statements—Legal Proceedings—ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia”.
Revenues in 2024 totaled 41,315 million euros, up 1.6% year-on-year compared to 2023, due mainly to the positive growth in service revenues (+2.5%) driven by higher B2B revenues (+4.8%), offset in part by the depreciation of various Latin American currencies (in particular the Brazilian real) against the euro.
Other income mainly includes work on fixed assets and gains on disposal of assets. In 2024, other income amounted to 1,692 million, up 9.8% year-on-year compared to 2023. The year-on-year increase was driven mainly by the award received by Telefónica in ICSID arbitration proceedings against the Republic of Colombia, with an impact of 380 million U.S. dollars (approximately 358 million euros).
The evolution of expenses is explained below:
•Supplies amounted to 13,377 million euros in 2024, up 0.6% year-on-year, mainly as a result of higher costs in Telefónica Spain and Telefónica Brazil driven, by costs associated with IT-related activity (including digitalization projects by B2B customers) in Telefónica Spain and higher equipment purchases and handset costs in Telefónica Brazil as further explained under “Segment results”.
•Personnel expenses amounted to 5,882 million euros in 2024, down by 18.4% year-on-year. Personnel expenses were higher in 2023 mainly as a result of the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros before taxes).
The average headcount was 101,384 employees in 2024, down 2.6% compared to 2023.
•Other expenses amounted to 12,554 million euros in 2024 up 21.9% year-on-year, mainly as a result of impairments of goodwill and other assets. In 2024, Telefónica recorded impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill in an aggregate amount of 866 million euros with respect to the cash-generating units in Chile (397 million euros), Peru (226 million euros), Telefónica Tech UK & Ireland (192 million euros) and BE-terna Group (51 million euros). Additionally, Telefónica recorded in Perú impairment losses on intangible assets (54 million euros), impairment losses on held-for-sale assets corresponding to the property, plant and equipment of the fiber optics business of Pangea (108 million euros) and goodwill (34 million euros). In 2023, there was an impairment of goodwill amounting to 58 million euros in Ecuador.

As a result of the foregoing, operating results before depreciation and amortization totaled 11,194 million euros in 2024 down 1.7% year-on-year.
Operating results before depreciation and amortization is a non-GAAP financial measure. For a reconciliation of operating results before depreciation and amortization to operating income, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Information”.
Operating results before depreciation and amortization after leases in 2024 totaled 8,448 million euros, down 4.0% year-on-year, due to the lower operating results before depreciation and amortization mentioned above, and higher costs associated with operating leases in 2024.
Operating results before depreciation and amortization after leases is a non-GAAP financial measure. For a reconciliation of operating results before depreciation and amortization after leases to operating income, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Information”.
Depreciation and amortization amounted to 8,799 million euros in 2024, remaining stable compared to 2023 (8,797 million euros).
Operating income totaled 2,395 million euros in 2024 compared to 2,593 million euros in 2023. The year-on-year decrease was due mainly to the higher other expenses (as a result of impairments), partially offset by the lower restructuring expenses incurred in 2024, as well as the higher service revenues (+2.5%).
The share of (loss) income of investments accounted for by the equity method in 2024 was a loss of 49 million euros, compared to a loss of 2,162 million euros in 2023. The higher loss in 2023 was mainly due to the results of VMO2, which were adversely affected by a goodwill impairment amounting to 3,572 million euros (1,786 million euros of which was reflected in the consolidated income statement of the Telefónica Group in 2023).
Net financial expense amounted to 1,789 million euros in 2024, decreasing 115 million euros compared to 2023. The lower amount in 2024 is mainly due to the positive impact of 154 million euros in interest associated with the favorable award relating to the ICSID arbitration procedure initiated by Telefónica, S.A. in 2018 against the Republic of Colombia.
Corporate income tax represented an expense of 348 million euros in 2024 compared to an income of 899 million euros in 2023. The income in 2023 was mainly due to the tax effect of the provision associated with the Collective Redundancies Plan and the recognition of deferred tax assets for the future use of tax credits, both in Spain.
As a result, loss for the year attributable to equity holders of the parent in 2024 was 49 million euros, mainly due to the impairments recorded, compared to a loss of 892 million euros in 2023.
Profit attributable to non-controlling interests was 258 million euros in 2024 (compared to 318 million euros in 2023). The variation is mainly due to decreases in the results attributable to minority interests in Germany, following the public takeover bid, and in the results attributable to minority interests in Brazil.
CapEx totaled 5,475 million euros in 2024, down 1.9% year-on-year, in line with Telefónica's objective of reducing CapEx.
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
Further, the Group's operating results in 2023 and 2022 were impacted by the acquisition of the mobile assets of the Oi Group on April 20, 2022 for consideration of 1,093 million euros, which was entirely paid in 2022. See "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review” and Note 2 to the Consolidated Financial Statements.
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
The average headcount was 104,124 employees in 2023, up 1.5% compared to 2022
•Other expenses amounted to 10,298 million euros in 2023, down 4.1% year-on-year. This decrease was mainly attributable to lower expenses in Telefónica Spain, as a result of lower energy costs as well as savings associated with higher efficiencies, mainly related to network and system costs, and Telefónica Brazil, due to the acquisition price adjustment recorded in connection with Oi’s assets and cost efficiencies due to digitalization.
As a result of the foregoing, operating results before depreciation and amortization totaled 11,390 million euros in 2023, compared to 12,852 million euros in 2022, a year-on-year decrease of 11.4%. The period-on-period evolution was strongly impacted by total restructuring expenses in 2023 of 1,538 million euros (-10.6 p.p.), which relate mainly to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros before taxes) and the decrease in capital gains recorded in “Other income” from the sale of businesses compared to 2022. Operating results before depreciation and amortization is a non-GAAP financial measure. For a reconciliation of operating results before depreciation and amortization to operating income, see “Item 5. Operating and Financial Review and Prospects Non-GAAP Financial Information”.
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
The share of (loss) income of investments accounted for by the equity method in 2023 was a loss of 2,162 million euros, compared to an income of 217 million euros in 2022, mainly due to the results of VMO2, which were adversely affected by a goodwill impairment amounting to 3,572 million euros (1,786 million euros of which was reflected in the consolidated income statement of the Telefónica Group), mainly due to the decrease in projected cash flows of VMO2 as a consequence of the effects of the macroeconomic conditions and competitive environment in the United Kingdom and the increase in the discount rate (WACC).
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
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefónica Spain over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2022	2023	2024	% YoY 23/22	% YoY 24/23
Fixed telephony accesses (1)	8,102.3	7,948.4	7,774.9	(1.9%)	(2.2%)
Broadband	5,854.5	5,934.7	6,020.5	1.4%	1.4%
FTTH	5,042.2	5,345.4	5,615.4	6.0%	5.1%
Mobile accesses	19,347.3	20,115.0	21,054.0	4.0%	4.7%
Prepay	796.0	705.4	492.6	(11.4%)	(30.2%)
Contract	15,099.5	15,296.8	15,543.0	1.3%	1.6%
IoT (2)	3,451.8	4,112.8	5,018.4	19.1%	22.0%
Pay TV	3,526.3	3,426.4	3,520.5	(2.8%)	2.7%
Retail Accesses	36,838.9	37,424.5	38,369.9	1.6%	2.5%
Wholesale Accesses	3,653.6	3,567.8	3,410.1	(2.3%)	(4.4%)
FTTH Wholesale Accesses	3,206.1	3,289.7	3,347.1	2.6%	1.7%
Total Accesses	40,492.6	40,992.3	41,780.0	1.2%	1.9%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Accesses in 2022 include an upward revision of approximately 500 thousand IoT accesses recorded in March 2022.
Telefonica Spain maintained a positive evolution in 2024, with year-on-year growth in accesses and the main financial indicators.
As the main commercial novelty in the residential segment, it is worth highlighting the reinforcement of the TV entertainment offer with the integration of Apple TV+, through the signing of a strategic agreement that brings the complete Apple TV+ service to miMovistarFicción subscribers, as part of the navigation on the TV platform and also on demand.
Additionally, Telefónica Empresas, servicing Telefónica Spain's business customers, continues to advance in its proposals for the business segment. Positive developments on this front include the collaboration agreement with Microsoft to facilitate the adoption of Copilot+ PCs, Windows devices with integrated AI. This collaboration will allow Spanish companies to upgrade their workstations and improve productivity through advanced digital solutions.
Telefónica Empresas has also incorporated Network Slicing capability into the Movistar Intranet service, becoming the first operator in Spain to offer quality of service in private mobile connectivity end-to-end for secure access to corporate networks in mobility.
This advancement allows for the establishment of secure virtual private networks (VPNs) on mobile devices that are able to communicate with each other even in high-traffic scenarios, optimizing communications with new technologies that require greater mobility or lower latency.
Finally, Movistar Prosegur Alarmas, the joint venture of Prosegur and Telefónica Spain, reached 550 thousand customers as of December 31, 2024, up by 12.8% y-o-y.
Accesses 2024 vs 2023
Telefónica Spain had 41.8 million accesses as of December 31, 2024, an increase of 1.9% compared to December 31, 2023, driven by the positive evolution of mobile IoT, mobile contract and FTTH accesses, both those included in the convergent offer, as well as standalone mobile contract and FTTH accesses not included in the offer. These growth drivers were offset in part by decreases in mobile prepay and retail fixed accesses, as well as decreases in legacy wholesale accesses, despite year-on-year growth in FTTH wholesale accesses.
The convergent offer (residential and SMEs) had a customer base of 4.6 million customers as of December 31, 2024, an increase of 0.5% y-o-y.
Retail fixed accesses totaled 7.8 million and decreased 2.2% as compared to December 31, 2023, with a net loss of 174 thousand accesses in 2024.
Retail broadband accesses totaled 6.0 million (+1.4% y-o-y), with net adds of 85.8 thousand accesses as of December 31, 2024.
Retail fiber (FTTH) accesses reached 5.6 million in December 2024 (an increase of 5.1% as compared to December 31, 2023), representing 93.3% of total retail broadband customers (an increase of 3.2 p.p. y-o-y) with net adds of 270 thousand accesses as of December 31, 2024. At December 31, 2024, fiber deployment reached 30.8 million premises, 1.6 million more than at December 31, 2023.
Total retail mobile accesses stood at 21.1 million as of December 31, 2024, an increase of 4.7% as compared to December 31, 2023 mainly as a result of an increase in the IoT accesses base (up 22.0% y-o-y), together with increases in mobile contract accesses (up 1.6% y-o-y).
Pay TV accesses reached 3.5 million at December 31, 2024, increasing 2.7% year-on-year, mainly driven by the positive evolution of Movistar Plus+, an OTT product.
Wholesale accesses stood at 3.4 million at December 31, 2024, down 4.4% year-on-year. Wholesale fiber (FTTH) accesses were up 1.7% year-on-year and corresponded to 98.2% of total wholesale accesses at December 31, 2024 compared with 92.2% at December, 31, 2023.
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
Retail fiber (FTTH) accesses reached 5.3 million (+6.0% as compared to December 31, 2023), representing 90.1% of total retail broadband customers (+3.9 p.p. y-o-y) with net adds of 303 thousand accesses as of December 31, 2023. At December 31, 2023, fiber deployment reached 29.3 million premises, 1.2 million more than at December 31, 2022.
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

The table below shows Telefónica Spain’s results over the past three years:

Millions of euros
TELEFÓNICA SPAIN	2022	2023	2024	% YoY 23/22	% YoY 24/23
Revenues	12,497	12,654	12,791	1.3%	1.1%
Mobile handset revenues	548	518	532	(5.4%)	2.6%
Revenues ex-mobile handset sales	11,948	12,136	12,259	1.6%	1.0%
Retail	9,662	9,872	10,092	2.2%	2.2%
Wholesale and Other	2,286	2,264	2,167	(1.0%)	(4.3%)
Other income	803	526	477	(34.5%)	(9.3%)
Supplies	(5,008)	(5,027)	(5,313)	0.4%	5.7%
Personnel expenses	(1,765)	(3,194)	(1,717)	81.0%	(46.2%)
Other expenses	(1,939)	(1,730)	(1,624)	(10.8%)	(6.1%)
Operating results before depreciation and amortization	4,588	3,229	4,614	(29.6%)	42.9%
Depreciation and amortization	(2,157)	(2,200)	(2,202)	2.1%	0.1%
OPERATING INCOME	2,431	1,029	2,412	(57.7%)	134.5%
Amortization of rights of use (leases amortization)	(410)	(510)	(577)	24.5%	13.2%
Financial expenses on lease liabilities	(15)	(36)	(51)	147.2%	42.0%
Operating results before depreciation and amortization after leases	4,163	2,683	3,986	(35.5%)	48.5%
Analysis of results 2024 vs 2023
Revenues in 2024 amounted to 12,791 million euros, growing 1.1% y-o-y mainly as a result of increased IT revenues due to the higher demand for digitalization projects by B2B customers, partially offset by the decrease in wholesale and other revenues.
The evolution of revenues excluding mobile handset sales is described below:
•Retail revenues totaled 10,092 million euros in 2024, an increase of 2.2% year-on-year, driven by greater B2B sales volume and IT revenue growth and increases in tariffs charged to customers and, to a lesser extent, by growth in B2C customers.
•Wholesale and other revenues totaled 2,167 million euros in 2024, decreasing by 4.3% year-on-year, mainly due to the impact of cuts to the mobile termination rate (MTR) (which decreased by 50% during 2024) and the discontinuation of “Fórmula 1” (racing cars) TV content in 2024, partially offset by the positive evolution of MVNO revenues.
The evolution of expenses is explained below:
•Supplies amounted to 5,313 million euros in 2024, up 5.7% year-on-year compared to 2023, mainly attributable to the increase in costs to support the increased IT-related activity (due to the higher demand for digitalization projects by B2B customers).
•Personnel expenses amounted to 1,717 million euros in 2024, down 46.2% year-on-year compared to 2023. The year-on-year evolution was mainly attributable to the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (which resulted in a provision of 1,320 million euros before taxes in 2023).
•Other expenses amounted to 1,624 million euros in 2024, down 6.1% year-on-year compared to 2023.The higher expenses in 2023 were due mainly to provisions recorded in Telefónica Spain to optimize the distribution network.

Operating results before depreciation and amortization reached 4,614 million euros in 2024, a year-on-year increase of 42.9%.
Depreciation and amortization amounted to 2,202 million euros in 2024, remaining stable compared to 2023.
Operating income amounted to 2,412 million euros in 2024, a year-on-year increase of 134.5%. The lower operating income in 2023 was mainly attributable to the impact of the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023 (resulting in a provision of 1,320 million euros, before taxes), as well as the higher provisions recorded in Telefónica Spain to optimize the distribution network in 2023 (60 million euros).
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
Operating results before depreciation and amortization reached 3,229 million euros in 2023, a year-on-year decrease of 29.6%.
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
More than three years after the formation of VMO2, the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country.
VMO2’s gigabit fixed network footprint reached 18.3 million premises at the end of 2024, delivering 1.3 million homes serviceable in the year underpinned by the expansion of the FTTH network of nexfibre, the FTTH joint venture formed by Telefónica Infra, Liberty Global and InfraVia (see "Item 10. Additional Information—Material Contracts— Agreement reached by T. Infra, Liberty Global and InfraVia for the establishment of a fiber-to-the-home (FTTH) joint venture in the United Kingdom" for additional information). The expansion of the nexfibre footprint helped to deliver 20,000 new accesses in 2024.
The upgrade of VMO2’s fixed network to fiber continued at pace across the year, with a total fiber footprint of 6.4 million premises by year end when including the nexfibre footprint.
In its mobile business, significant progress was also made in the evolution of the company’s mobile network to 5G, with UK outdoor population coverage standing at 75% at the end of 2024, an increase of 24 percentage points in the year.
In December 2024, the UK’s Competition and Markets Authority approved the merger between Vodafone UK and Three UK in the United Kingdom (‘MergeCo’). Subject to the final completion of the merger and relevant approvals, VMO2 expects to acquire spectrum from MergeCo and MergeCo’s enlarged network would participate in network sharing with VMO2.
The table below shows the evolution of accesses of VMO2 over the past three years as of December 31 of such years:

ACCESSES (1)
Thousands of accesses	2022	2023	2024	% YoY 23/22	% YoY 24/23
Fixed telephony accesses	4,239.7	3,876.5	3,504.6	(8.6%)	(9.6%)
Broadband	5,661.6	5,724.7	5,744.5	1.1%	0.3%
UBB	5,653.8	5,717.6	5,738.9	1.1%	0.4%
Mobile accesses	33,831.3	35,216.3	35,652.5	4.1%	1.2%
Prepay	7,968.3	7,617.9	7,369.8	(4.4%)	(3.3%)
Contract	16,087.6	16,122.3	15,836.0	0.2%	(1.8%)
IoT	9,775.5	11,476.1	12,446.7	17.4%	8.5%
Pay TV	3,194.1	3,146.9	3,016.3	(1.5%)	(4.1%)
Retail Accesses	46,926.8	47,964.4	47,918.0	2.2%	(0.1%)
Wholesale Accesses	10,818.6	9,644.9	10,048.2	(10.8%)	4.2%
Total Accesses	57,745.4	57,609.3	57,966.2	(0.2%)	0.6%
(1) The access information provided as of December 31, 2024, 2023 and 2022 includes 100% of the accesses of VMO2. Telefónica’s actual percentage ownership of VMO2 is 50%.

Accesses 2024 vs 2023
The total accesses base grew 0.6% year-on-year and stood at 58.0 million as of December 31, 2024, mainly driven by the increase in wholesale accesses and the 8.5% year-on-year growth in IoT accesses, offset in part by decreases in fixed telephony accesses, mobile prepay and contract accesses and Pay TV accesses.

The contract mobile customer base decreased 1.8% year-on-year to 15.8 million accesses, with a net loss of 286 thousand accesses in 2024 due to the poorer performance in the consumer segment as a result of more aggressive competition, especially from MVNOs, reflecting broader market trends.
The prepay mobile customer base decreased 3.3% year-on-year to 7.4 million accesses, with a net loss of 248 thousand accesses in 2024.
IoT mobile customer base grew 8.5% year-on-year and reached 12.4 million accesses underpinned by the continued roll-out of the United Kingdom’s Smart Metering Implementation Programme. The Smart Metering Implementation Programme (SMIP) is an energy-industry led program which aims to roll-out approximately 53 million smart electricity and gas meters to domestic properties and non-domestic sites in the United Kingdom.
The fixed broadband base grew 0.3% year-on-year and reached 5.7 million accesses adding 20 thousand new accesses in 2024 supported by the expansion of the nexfibre footprint.
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

The table below shows the evolution of the VMO2 segment's results over the past three years:

Millions of euros
VMO2	2022	2023	2024	% YoY 23/22	% YoY 24/23
Revenues	12,155	12,547	12,616	3.2%	0.6%
Mobile Business	6,938	6,840	6,718	(1.4%)	(1.8%)
Handset revenues	1,894	1,749	1,521	(7.7%)	(13.0%)
Fixed Business	4,639	4,453	4,550	(4.0%)	2.2%
Other	578	1,254	1,348	117.0%	7.5%
Other income	551	516	516	(6.3%)	0.1%
Supplies	(4,019)	(4,294)	(4,354)	6.8%	1.4%
Personnel expenses	(1,348)	(1,303)	(1,295)	(3.3%)	(0.6%)
Other expenses	(2,938)	(3,035)	(3,016)	3.3%	(0.6%)
Impairment losses in goodwill	—	(3,572)	—	n.m.	n.m.
Operating results before depreciation and amortization	4,401	859	4,467	(80.5%)	n.m.
Depreciation and amortization	(4,170)	(3,685)	(3,371)	(11.6%)	(8.5%)
Operating income (loss)	231	(2,826)	1,096	c.s.	c.s.
Share of income of investments accounted for by the equity method	1	2	4	n.m.	105.8%
Financial income	24	55	51	126.3%	(8.3%)
Financial expenses	(1,020)	(1,436)	(1,578)	40.7%	9.9%
Realized and unrealized gains on derivate instruments, net (1)	2,567	(924)	463	c.s.	c.s.
Foreign currency transaction losses, net	(1,296)	677	(34)	c.s.	c.s.
Net financial result	275	(1,628)	(1,098)	c.s.	(32.6%)
Result before taxation	507	(4,452)	2	c.s.	c.s.
Taxes	(37)	265	(22)	c.s.	c.s.
Result for the period	492	(4,187)	(20)	c.s.	(99.5%)
Attributable to non-controlling interests	—	—	(19)	n.m.	n.m.
Result for the period attributable to equity holders of the parent (100% VMO2)	492	(4,187)	(39)	c.s.	n.m.

Operating results before depreciation and amortization	4,401	859	4,467	(80.5%)	n.m.
Amortization of rights of use (leases amortization)	(235)	(208)	(220)	(11.5%)	5.6%
Financial expenses on lease liabilities	(44)	(51)	(53)	18.0%	2.6%
Operating results before depreciation and amortization after leases	4,122	600	4,194	(85.4%)	n.m.
c.s.: change of sign; n.m.: not meaningful
Notes:
(1) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.
Analysis of results 2024 vs 2023
In 2024, revenues amounted to 12,616 million euros, growing 0.6%, mainly due to price increases implemented by VMO2 and the appreciation of the pound sterling offset in large part by the decline in handset sales and B2B revenues.

•Mobile business revenues amounted to 6,718 million euros in 2024, declining by 1.8% year-on-year, mainly as a result of the decrease in handset revenues as customers held onto their devices for a longer period, partially offset by the appreciation of the pound sterling.
•Fixed business revenues amounted to 4,550 million euros in 2024, increasing by 2.2% year-on-year, mainly driven by growth in revenues per customer household due to price increases, coupled with the appreciation of the pound sterling, partially offset by the decline in B2B fixed revenues.
•Other revenues amounted to 1,348 million euros in 2024, growing 7.5% year-on-year, mainly driven by increased revenues related to the expansion of the nexfibre network and the appreciation of the pound sterling.
The evolution of expenses is explained below:
•Supplies amounted to 4,354 million euros in 2024, up 1.4% year-on-year, mainly due to costs of expanding the nexfibre network and the appreciation of the pound sterling, offset in part by a decline in handset costs.
•Personnel expenses amounted to 1,295 million euros in 2024, down 0.6% year-on-year. The decrease was due in part to the realization of synergies through the execution of restructuring plans aiming to deliver a single operating model (through the convergence of several functions across sales, marketing, product and call center teams) and a leaner company, offset in part by the appreciation of the pound sterling.
•Other expenses amounted to 3,016 million euros in 2024, down 0.6% year-on-year mainly due to lower commercial costs related to lower handsets sales (translating to decreases in associated bad debt, costs of sale of receivables and commissions to handset suppliers), partially offset by the appreciation of the pound sterling.
Operating results before depreciation and amortization reached 4,467 million euros in 2024 compared to 859 million euros in 2023. The lower operating results before depreciation and amortization in 2023 was mainly due to the impairment of goodwill in 2023 amounting to 3,572 million euros.
Depreciation and amortization amounted to 3,371 million euros in 2024, decreasing by 8.5% due to a lower depreciable base after certain assets fully depreciated in 2023.
Operating income amounted to 1,096 million euros in 2024, compared to an operating loss of 2,826 million euros in 2023. The lower operating income in 2023 was mainly due to the impairment of goodwill in 2023 amounting to 3,572 million euros.
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
•Other revenues amounted to 1,254 million euros in the year 2023, a 117.0% increase driven by revenues from construction, network and other services provided to nexfibre.
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
•In addition, in 2023, VMO2 recorded an impairment of goodwill amounting to 3,572 million euros,related to an increase in VMO2’s weighted average cost of capital and the impacts of the macroeconomic conditions and competitive environment in the United Kingdom on estimated future cash flows of VMO2.
Operating results before depreciation and amortization in 2023 reached 859 million euros, decreasing 80.5% year-on-year in reported terms.
Depreciation and amortization amounted to 3,686 million euros in 2023, decreasing by 11.6% year-on-year, impacted by a lower depreciable base and the depreciation of the pound sterling (-1.8 p.p.).
Operating loss amounted to 2,826 million euros in the year 2023, compared to 231 million euros in 2022, mainly due to the impairment of goodwill amounting to 3,572 million euros.

TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2022	2023	2024	% YoY 23/22	% YoY 24/23
Fixed telephony accesses (1)	2,211.6	2,299.9	2,292.3	4.0%	(0.3%)
Broadband	2,294.2	2,384.3	2,375.3	3.9%	(0.4%)
UBB	1,939.1	2,064.6	2,091.9	6.5%	1.3%
FTTH	13.9	28.3	50.6	103.4%	78.8%
Mobile accesses	44,306.6	45,072.4	44,989.5	1.7%	(0.2%)
Prepay	16,274.8	15,526.6	14,873.7	(4.6%)	(4.2%)
Contract	26,336.2	27,686.4	27,888.8	5.1%	0.7%
IoT	1,695.7	1,859.3	2,227.0	9.7%	19.8%
Retail Accesses	48,891.6	49,832.2	49,657.1	1.9%	(0.4%)
Total Accesses	48,891.6	49,832.2	49,657.1	1.9%	(0.4%)
(1) Includes "fixed wireless" and Voice over IP accesses.

In 2024,Telefónica Germany continued with commercial traction and low churn in a competitive market.
Telefónica Germany’s key milestones in 2024 were as follows:
•Good financial execution, with operating results before depreciation and amortization accelerating y-o-y in the last three months of 2024.
•Ongoing commercial activity reflecting sustained O2 brand appeal and enhanced partner brands momentum.
•Telefónica Germany made good progress with the densification and further roll-out of its green 5G network resulting in coverage 97% as of December 31, 2024, leaving Telefónica Germany well on track to achieve nationwide 5G coverage by the end of 2025.
•Telefónica Germany maintained mobile trading momentum in a competitive environment, leveraging continued enhancement of network and service quality.
•On January 26, 2024, Telefónica completed a voluntary public acquisition offer for shares of Telefónica Deutschland, followed by a public delisting acquisition offer completed on April 29, 2024. As a result of these transactions and direct market purchases by Telefónica outside the offers, Telefónica reached approximately 96.85% of the share capital and voting rights of Telefónica Deutschland. See “Item 4. Information on the Company—History and Development of the Company—Public Takeover Offers”.
In August 2023, the 1&1 Group disclosed that it would switch its host network operator in Germany from Telefónica Germany to Vodafone in the second half of 2024, under a long-term, exclusive national roaming partnership with Vodafone Group. This exclusivity arrangement includes the non-discriminatory provision of national roaming services in areas not yet covered by the new 1&1 mobile network and in particular includes access to the 5G network of Vodafone Group, including mobile communication standards 2G and 4G and future mobile communication standards and technologies. The agreement between the 1&1 Group and Vodafone has limited Telefónica's network sharing opportunities with 1&1. Migration of customers to 1&1’s own network and Vodafone’s network (for roaming) began in the first quarter of 2024 and is expected to be completed in the second half of 2025. It is expected that the completion of this migration will have a significant impact on Telefónica Germany’s accesses and revenues.The ongoing migration of 1&1 customers from Telefónica’s network to 1&1’s own network and Vodafone’s network (for roaming) is referred to below as the “change to the 1&1 business model".

Accesses 2024 vs 2023
The total access base decreased 0.4% year-on-year and stood at 49.7 million on December 31, 2024, mainly driven by a 4.2% decrease in the prepay mobile accesses base, which reached 14.9 million.
The contract mobile customer base reached 27.9 million accesses in 2024, growing 0.7% year-on-year due to O2 good performance driven by brand appeal, continued network enhancement and service quality, partially offset by the lower customer base in partner brands as a result of the change to the 1&1 business model. Migration of customers to 1&1’s own network and Vodafone’s network (for roaming) began in the first quarter of 2024 and is expected to be completed in the second half of 2025. Excluding 1&1 customers accessing Telefónica Germany’s network, the contract mobile customer base was 17.3 million accesses as of December 31, 2024, growing 5.0% year-on-year mainly due to the O2 brand customer growth.
The prepay mobile customer base decreased 4.2% year-on-year to 14.9 million accesses reflecting a net loss of 652.9 thousand accesses in 2024 due to the German market trend of prepaid-to-postpaid migration.
Broadband accesses reached 2.4 million accesses (down 0.4% y-o-y), with a net loss 9.0 thousand accesses in 2024, mainly driven by legacy DSL churn, offset in part by continued customer for high-speed cable and fiber accesses.
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

The table below shows the evolution of Telefónica Germany’s results over the past three years:

Millions of euros
TELEFÓNICA GERMANY	2022	2023	2024	% YoY 23/22	% YoY 24/23
Revenues	8,224	8,614	8,492	4.7%	(1.4%)
Mobile Business	7,394	7,767	7,596	5.0%	(2.2%)
Handset revenues	1,652	1,872	1,785	13.3%	(4.7%)
Fixed Business	806	827	857	2.7%	3.6%
Other income	153	160	192	4.7%	20.2%
Supplies	(2,524)	(2,677)	(2,588)	6.1%	(3.3%)
Personnel expenses	(622)	(669)	(700)	7.6%	4.7%
Other expenses	(2,673)	(2,788)	(2,631)	4.3%	(5.7%)
Operating results before depreciation and amortization	2,558	2,640	2,765	3.2%	4.7%
Depreciation and amortization	(2,295)	(2,323)	(2,226)	1.2%	(4.1%)
OPERATING INCOME	263	317	539	20.8%	69.7%
Amortization of rights of use (leases amortization)	(636)	(673)	(688)	5.7%	2.2%
Financial expenses on lease liabilities	(16)	(36)	(66)	134.1%	86.4%
Operating results before depreciation and amortization after leases	1,906	1,931	2,011	1.3%	4.1%
Analysis of results 2024 vs 2023
Total revenues were 8,492 million euros in 2024, a year-on-year decrease of 1.4% driven by the decrease in the mobile business.
–Mobile business revenues totaled 7,596 million euros decreasing 2.2% y-o-y as a result of 50% cuts in the mobile termination rate (MTR) from 0.40 euros to 0.20 euros per minute effective from January 1, 2024, as well as the change to the 1&1 business model, partially offset by the good performance of O2 own brand revenues. Excluding the impact of the cuts to the mobile termination rate, mobile business revenues were down 1.1% year-on-year in 2024.
–Handset revenues (which are included in mobile business revenues) amounted to 1,785 million euros, decreasing 4.7% y-o-y due to lower commercial activity of the “O2 myHandy” monthly installment handset financing model, which faced tough competition after the record volume sold in the previous year.
–Fixed business revenues were 857 million euros, increasing 3.6% y-o-y due to the increasing demand of fiber and cable technologies combined with price increases.
Mobile ARPU reached 10.4 euros (-3.4% y-o-y), due to the decline in contract and prepay ARPU of 7.8% and 1.9% respectively, impacted by the 50% cut to the mobile termination rate (MTR), as well as the higher share of second and third SIM cards tied to family contracts, which usually have lower ARPUs. Data ARPU reached 7.0 euros (-5.5% y-o-y), also as a result of higher shares of second and third SIM cards tied to family contracts which usually have lower ARPUs.

TELEFÓNICA GERMANY	2022	2023	2024	% YoY 23/22	% YoY 24/23
ARPU (EUR)	10.1	10.8	10.4	6.5%	(3.4%)
Prepay	6.7	7.8	7.6	15.3%	(1.9%)
Contract (1)	13.3	13.2	12.2	(0.1%)	(7.8%)
Data ARPU (EUR)	6.7	7.4	7.0	9.2%	(5.5%)
(1) Excludes IoT.

The evolution of expenses is explained below:
•Supplies amounted to 2,588 million euros in 2024, decreasing 3.3% year-on-year mainly as a result of the lower handset cost of sales and the positive effects from cuts in mobile termination rate (MTR) fees paid to other operators.
•Personnel expenses amounted to 700 million euros in 2024, increasing 4.7% year-on-year, reflecting further staff and wage increases in 2024, which were intended to support Telefónica Germany's transformation and growth plans.
•Other expenses amounted to 2,631 million euros in 2024, decreasing 5.7% year-on-year compared to 2023 from savings in commercial costs (due to the optimization and digitalization of customer service, lower marketing costs and efficiencies in commercial channels), savings from the digital transformation of system and network operations and energy cost optimization.
Operating results before depreciation and amortization totaled 2,765 million euros in 2024, growing by 4.7% year-on-year.
Depreciation and amortization amounted to 2,226 million euros in 2024, decreasing by 4.1% year-on-year, mainly due to a lower amortizable base of intangible assets as a result of fully amortized assets in the year.
Operating income totaled 539 million euros in 2024, growing 69.7% year-on-year as a result of the good performance of the own brand and focused strategy execution driving mainly from successful commercial cost management and savings from digital transformation and energy cost optimization and lower depreciation and amortization.
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
Operating results before depreciation and amortization totaled 2,640 million euros in 2023, increasing by 3.2% y-o-y.

Depreciation and amortization amounted to 2,323 million euros in 2023, increasing by 1.2% year-on-year mainly due to higher amortization of rights-of-use assets.
Operating income totaled 317 million euros in 2023 increasing 20.8% year-on-year due mainly to good performance in both fixed and mobile business revenues, own brand momentum and further efficiency gains.

TELEFÓNICA BRAZIL
The table below shows the evolution of accesses of Telefónica Brazil over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2022	2023	2024	% YoY 23/22	% YoY 24/23
Fixed telephony accesses (1)	7,012.7	6,457.7	5,746.4	(7.9%)	(11.0%)
Broadband	6,419.6	6,677.9	7,273.7	4.0%	8.9%
UBB	5,967.7	6,386.5	7,049.1	7.0%	10.4%
FTTH	5,482.4	6,174.7	6,958.4	12.6%	12.7%
Mobile accesses	97,973.0	99,070.2	102,310.3	1.1%	3.3%
Prepay	39,305.9	37,267.3	35,816.3	(5.2%)	(3.9%)
Contract	43,947.2	45,902.7	49,076.8	4.4%	6.9%
IoT	14,719.9	15,900.2	17,417.2	8.0%	9.5%
Pay TV	966.3	844.9	785.2	(12.6%)	(7.1%)
IPTV	898.3	844.9	785.2	(5.9%)	(7.1%)
Retail Accesses	112,423.7	113,101.8	116,163.6	0.6%	2.7%
Total Accesses	112,424.0	113,102.1	116,164.0	0.6%	2.7%
(1) Includes "fixed wireless" and Voice over IP accesses.
In 2024, Telefónica Brazil maintained its leadership in the mobile segment and, in a more consolidated market environment, a market share of 38.8%, 5.7 p.p. ahead of its closest competitor (data from the last official publication of ANATEL, December 31, 2024). Telefónica Brazil's strategy remains focused on strengthening its high-value customer base. Telefónica Brazil reached a contract market share (excluding IoT accesses) of 43.1% as of December 31, 2024 (ANATEL).
In the fixed business, Telefónica Brazil continued with the implementation of strategic technologies, focusing on the deployment of fiber, centering its commercial offer around Vivo Total, and maintaining low churn rates.
In addition, Telefónica Brazil continued to advance in the development of an ecosystem with relevant partners to promote its consolidation as a digital services hub. To this end, it offers a broad portfolio of services, highlighting those described below:
–Health & Wellness: Vale Saúde is a monthly subscription service that provides discounts for online or in-person medical care, exams and medications, through more than 3 thousand pharmacies and 3 thousand clinics and laboratories in 2024.
–Education: Viva E is an employment platform that combines online courses and job offers. The joint venture created by Telefónica Brazil and Ânima Educação offers more than 400 hours of content.
–Vivo Ventures: Telefónica Brazil’s corporate venture capital fund for strategic investments, invested 5 million euros in CRMBonus, a platform specialized in the use of artificial intelligence to build customer loyalty, in June 2024, in addition to 1.4 million euros in Agrolend, an agricultural credit fintech company targeting small and medium-sized rural producers, in October 2024.
–Fintech: Vivo Pay is Telefónica Brazil's 100% digital platform that consolidates Vivo's financial solutions, including personal loans, insurance, unemployment benefit advances and instant payment solutions, among others. Telefónica Brazil operated Vivo Pay with BTG Bank until September 2024, when the Central Bank of Brazil approved the request for authorization to operate Vivo Pay Sociedade de Crédito S.A. as a direct credit company. Vivo Pay is expected to enhance Vivo's financial services.
–Energy: GUD Energía is a joint venture created in 2024 to capture the opportunities generated by the opening of the free market with a focus on the sale of personalized renewable energy solutions throughout Brazil, helping consumers to cut their energy bills.

Accesses 2024 vs 2023
Total accesses stood at 116.2 million as of December 31, 2024, increasing 2.7% year-on-year mainly due to the growth in contract mobile accesses thanks to Telefónica Brazil's totalization strategy (expanding the services we offer to provide customers with a complete experience) and the growth in FTTH, which offset the decrease in prepaid mobile accesses as customers migrate to hybrid postpaid (accesses with usage limits, requiring customers to purchase “top-ups” if they exceed these limits), the decline in the fixed voice business due to the continuous migration from fixed to mobile, the contraction of the lower-value fixed broadband customer base, and the loss of DTH customers as a result of the company’s strategic decision to discontinue legacy technologies.
Contract mobile accesses grew by 6.9% year-on-year and reached 49.1 million with net adds of 3.2 million new accesses in 2024, with churn at very low levels (1.0%), driven by the totalization strategy and by the launch of new attractive bundles (packaged offers with more than one service) in hybrid postpaid.
Prepaid mobile accesses decreased by 3.9% year-on-year and reached 35.8 million accesses with a net loss of 1.5 million accesses during 2024. The lower customer base has been mainly a consequence of the strategy of migrating prepaid customers to hybrid postpaid and focusing more on encouraging the consumption of top-ups.
Broadband accesses grew by 8.9% year-on-year and reached 7.3 million accesses with net adds of 596 thousand new accesses in 2024. Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 7.0 million homes connected with FTTH as of December 2024, growing 12.7% year-on-year. Telefónica Brazil reached 31.5 million real estate units passed with FTTx access, and 7.0 million connected homes, which grew by 10.4% year-on-year, which managed to offset the decrease in other accesses of legacy broadband services (xDSL).
Traditional voice accesses decreased by 11.0% year-on-year due to fixed-mobile substitution, reaching 5.7 million accesses.
Pay TV accesses reached 785 thousand as of December 31, 2024, decreasing by 7.1% year-on-year, mainly as a result of the strategic decision to discontinue the DTH service.
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
Contract mobile accesses grew by 4.4% year-on-year and reached 45.9 million with net adds of 2.0 million new accesses in 2023, with a churn at historical low levels (1.0%), driven by the totalization strategy and by the launch of new attractive bundles (packaged offers with more than one service) in hybrid postpaid (postpaid accesses with usage limits, requiring customers to purchase “top-ups” if they exceed these limits).
Prepaid mobile accesses decreased by 5.2% year-on-year, reaching 37.3 million accesses with a net loss of 2.0 million accesses in 2023. The lower customer base has been mainly a consequence of the disconnection of inactive customers, mostly from Oi's customer base incorporated in 2022, as well as the strategy of migrating prepaid customers to hybrid postpaid (postpaid accesses with usage limits, requiring customers to purchase “top-ups” if they exceed these limits).
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

The table below shows the evolution of Telefónica Brazil’s results over the past three years:

Millions of euros
TELEFÓNICA BRAZIL	2022	2023	2024	% YoY 23/22	% YoY 24/23
Revenues	8,870	9,650	9,618	8.8%	(0.3%)
Mobile Business	6,106	6,792	6,846	11.2%	0.8%
Handset revenues	573	640	642	11.6%	0.5%
Fixed Business	2,764	2,858	2,772	3.4%	(3.0%)
Other income	416	427	317	2.8%	(25.9%)
Supplies	(1,783)	(2,170)	(2,234)	21.7%	3.0%
Personnel expenses	(1,097)	(1,220)	(1,218)	11.2%	(0.2%)
Other expenses	(2,674)	(2,559)	(2,367)	(4.3%)	(7.5%)
Operating results before depreciation and amortization	3,732	4,128	4,116	10.6%	(0.3%)
Depreciation and amortization	(2,369)	(2,511)	(2,474)	6.0%	(1.4%)
OPERATING INCOME	1,363	1,617	1,642	18.6%	1.5%
Amortization of rights of use (leases amortization)	(563)	(621)	(594)	10.3%	(4.2%)
Financial expenses on lease liabilities	(238)	(258)	(281)	8.1%	8.9%
Operating results before depreciation and amortization after leases	2,931	3,249	3,241	10.8%	(0.3%)
Analysis of results 2024 vs 2023
In 2024, revenues amounted to 9,618 million euros, decreasing by 0.3% year-on-year, mainly due to the depreciation of the Brazilian real, despite the growth in service revenues, driven by the price increases in the mobile business and by businesses associated with new technologies (FTTH and digital services).
–Mobile business revenues totaled 6,846 million euros in 2024, increasing 0.8% year-on-year, mainly as a result of the positive evolution of contract accesses due to the larger customer base, price increases and the positive evolution of digital services, partially offset by the depreciation of the Brazilian real.
–Fixed business revenues amounted to 2,772 million euros in 2024, decreasing 3.0% year-on-year, mainly as a result of the depreciation of the Brazilian real, partially offset by higher FTTH revenues, in line with the strategic focus on such services, and higher IT service revenues.
Mobile ARPU decreased 4.0% year-on-year, mainly due to the depreciation of the Brazilian real, despite the price increases carried out and the good evolution of the postpaid business, which was helped by the totalization strategy.

TELEFÓNICA BRAZIL	2022	2023	2024	% YoY 23/22	% YoY 24/23
ARPU (EUR)	4.7	5.0	4.8	7.2%	(4.0%)
Prepay	2.3	2.4	2.2	4.0%	(7.8%)
Contract (1)	8.3	8.8	8.3	6.3%	(5.3%)
Data ARPU (EUR)	3.7	4.1	4.0	8.6%	(2.0%)
(1) Excludes IoT.
The evolution of expenses is explained below:
• Supplies amounted to 2,234 million euros in 2024, increasing 3.0% year-on-year mainly due to higher equipment purchases and handset costs associated with increased commercial activity, offset in part by the depreciation of the Brazilian real.

• Personnel expenses amounted to 1,218 million euros in 2024, decreasing 0.2% year-on-year compared to 2023, mainly as a result of the depreciation of the Brazilian real, which offset salary increases implemented during the year.
• Other expenses amounted to 2,367 million euros in 2024, decreasing 7.5% year-on-year compared to 2023, impacted by the reversal of contingencies related to the migration from the existing concession regime to the new authorization model for the provision of fixed telephony services, the depreciation of the Brazilian real, tax recoveries and lower copper prices.
Operating results before depreciation and amortization stood at 4,116 million euros in 2024, decreasing by 0.3% year-on-year mainly due to the depreciation of the Brazilian real.
Depreciation and amortization amounted to 2,474 million euros in 2024, decreasing 1.4% year-on-year, mainly due to the depreciation of the Brazilian real, which more than offset the higher amortizable base of property, plant and equipment assets associated with new investments.
Operating income stood at 1,642 million euros in 2024, increasing by 1.5%, mainly due to lower depreciation and amortization and positive performance in service revenues, as a result of increased commercial activity, and the impact of the reversal of contingencies related to the migration from the existing concession regime to the new authorization model for the provision of fixed telephony services, offset in part by the depreciation of the Brazilian real.
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
Operating results before depreciation and amortization stood at 4,128 million euros in 2023, growing by 10.6% year-on-year.
Depreciation and amortization amounted to 2,511 million euros in 2023    , increasing 6.0% year-on-year due to higher amortization of intangible assets.

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

TELEFÓNICA HISPAM
The table below shows the evolution of accesses of Telefónica Hispam over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2022	2023	2024	% YoY 23/22	% YoY 24/23
Fixed telephony accesses (1)	6,375.7	5,678.7	5,068.4	(10.9%)	(10.7%)
Broadband	6,030.6	6,029.2	5,957.0	—%	(1.2%)
UBB	5,155.0	5,534.6	5,753.7	7.4%	4.0%
FTTH	5,053.9	5,466.7	5,712.8	8.2%	4.5%
Mobile accesses	95,579.7	97,945.7	95,001.4	2.5%	(3.0%)
Prepay	65,340.7	66,649.7	63,745.6	2.0%	(4.4%)
Contract	24,771.9	25,125.8	24,360.0	1.4%	(3.0%)
IoT	5,467.2	6,170.1	6,895.8	12.9%	11.8%
Pay TV	2,899.8	2,840.3	2,788.8	(2.1%)	(1.8%)
IPTV	1,384.7	1,682.7	1,838.5	21.5%	9.3%
Retail Accesses	110,958.9	112,563.5	108,886.1	1.4%	(3.3%)
Total Accesses	110,970.7	112,575.3	108,897.9	1.4%	(3.3%)
(1) Includes "fixed wireless" and Voice over IP accesses.
Accesses 2024 vs 2023
Telefónica Hispam's total accesses reached 108.9 million as of December 31, 2024 (-3.3% year-on-year), mainly as a result of the decrease in mobile accesses. We sold all of our shares in Telefónica Móviles Argentina, S.A. in February 2025, see “—Recent Developments”.
Mobile accesses closed at 95.0 million, decreasing by 3.0% year-on-year, mainly due to decreases in prepaid customers and, to a lesser extent, a decrease in contract customers.
•Contract accesses decreased by 3.0% year-on-year due to the lower accesses recorded in Colombia (-7.7%), Ecuador (-7.0%), Chile (-3.8%) and Argentina (-2.3%), partially offset by the increase in Mexico (+5.2%). This evolution was driven by aggressive competition in the postpaid markets in Colombia, Ecuador, Chile and Argentina and a strong increase in customer churn.
•Prepay accesses decreased by 4.4% year-on-year, resulting in a net loss of 2.9 million accesses as of December 31, 2024, due to a revenue-neutral technical customer base adjustment in Chile (-1.9 million accesses) and Mexico (-1.1 million accesses), which entailed excluding inactive accesses that did not generate revenue over a given period of time. The prepay customer base was also negatively impacted by the aggressive competition in the prepaid markets in Chile, Mexico, Colombia and Argentina.
Fixed accesses stood at 5.1 million as of December 31, 2024 (-10.7% year-on-year), with a net loss of 610 thousand accesses, due to the ongoing erosion of this business in all countries in the region.
Fixed broadband accesses amounted to 6.0 million as of December 31, 2024 (-1.2% year-on-year). The penetration of fixed broadband accesses over traditional business accesses stood at 117.5% (+11.4 p.p. year-on-year), as a result of the focus on ultra broadband (UBB) deployment in the region, reaching 5.7 million connected accesses (+4.0% y-o-y) and 25.0 million premises passed. The penetration of UBB accesses over fixed broadband accesses stood at 96.6% (+4.8 p.p. y-o-y).
Pay TV accesses stood at 2.8 million as of December 31, 2024, a decrease of 1.8% y-o-y. This evolution is explained by the decline in cable accesses (-181.5 thousand accesses) and direct-to-home accesses (-109.7 thousand accesses), in line with the change in the commercial strategy in the region, partially offset by the increase in IPTV accesses (+155.7 thousand accesses), the company's main strategic focus.

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
Pay TV accesses stood at 2.8 million as of December 31, 2023, a decrease of 2.1% y-o-y or a net loss of 60 thousand accesses, a consequence of the decrease in Direct-to-Home (DTH) technology accesses (-146.2 thousand accesses) due to the change in commercial strategy, as well as the decreasing cable access base (-211.2 thousand accesses). This evolution was partially offset by the increase in IPTV accesses (+298 thousand accesses), on which the Company is placing strategic focus.
The table below shows the evolution of Telefónica Hispam's results over the past three years:

Millions of euros
TELEFÓNICA HISPAM	2022	2023	2024	% YoY 23/22	% YoY 24/23
Revenues	9,141	8,381	9,032	(8.3%)	7.8%
Mobile Business	6,003	5,493	6,056	(8.5%)	10.3%
Handset revenues	1,541	1,416	1,228	(8.1%)	(13.3%)
Fixed Business	3,138	2,888	2,976	(8.0%)	3.0%
Other income	448	263	203	(41.3%)	(22.7%)
Supplies	(3,384)	(3,211)	(3,042)	(5.1%)	(5.3%)
Personnel expenses	(1,201)	(1,126)	(1,293)	(6.3%)	14.8%
Other expenses	(3,046)	(2,797)	(5,300)	(8.1%)	89.5%
Operating results before depreciation and amortization	1,958	1,510	(400)	(22.9%)	c.s.
Depreciation and amortization	(1,799)	(1,557)	(1,651)	(13.5%)	6.1%
OPERATING (LOSS) INCOME	159	(47)	(2,051)	c.s.	n.m.
Amortization of rights of use (leases amortization)	(454)	(350)	(370)	(23.0%)	5.9%
Financial expenses on lease liabilities	(123)	(104)	(112)	(15.1%)	7.3%
Operating results before depreciation and amortization after leases	1,381	1,056	(882)	(23.5%)	c.s.
c.s.: change of sign.

n.m.: not meaningful.
Analysis of results 2024 vs 2023
Venezuela and Argentina are considered countries with hyperinflationary economies in 2024 and 2023, and the Argentine peso's exchange rate had a significant impact on the segment’s results in both 2024 and 2023. The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the consolidated financial statements as of and for the year ended December 31, 2024 was the closing exchange rate as of December 31, 2024 which was 1,073.18 Argentine pesos per euro (893.45 Argentine pesos per euro as of December 31, 2023). The annual inflation rate in Argentina for 2024 was 117.8% (211.4% for 2023). As a result of these changes in the exchange and inflation rates, in 2024 Telefónica Argentina contributed 2,226 million euros (1,237 million euros in 2023) to the consolidated revenues of the Telefónica Group and a loss of 84 million euros to operating income (199 million euros loss in 2023) before the 1,274 million euros impairment losses of intangible assets and property, plant and equipment described below.
Revenues amounted to 9,032 million euros in 2024, growing by 7.8% year-on-year. This growth was caused by higher B2C postpaid and prepaid revenues, higher revenues from B2B customers, higher revenues from fixed broadband and digital services and higher Pay TV revenues, which were partially offset by lower revenues from handset sales and lower fixed voice revenues.
Mobile business revenues amounted to 6,056 million euros in 2024, growing by 10.3% year-on-year. This growth was mainly due to improved B2C postpaid and prepaid revenues, together with the growth of revenues from B2B customers, partially offset by the decrease in handset sale revenues.
The performance by country was as follows:
•In Argentina, mobile business revenues amounted to 1,473 million euros in 2024, growing by 70.9% year-on-year, impacted by the higher postpaid and prepaid mobile revenues in 2024, partially offset by the lower handset sales in 2024, a consequence of the devaluation mentioned above.
•In Chile, mobile business revenues were 812 million euros in 2024, decreasing by 17.8% year-on-year, explained by lower handset sale revenues and lower B2C and B2B revenues, derived from the decrease in the customer base.
•In Peru, mobile business revenues were 811 million euros in 2024, decreasing by 3.4% year-on-year due to lower handset sale revenues and lower prepaid revenues, as a result of the lower level of top-ups.
•In Colombia, mobile business revenues were 736 million euros in 2024, decreasing by 4.9% year-on-year mainly due to the decrease in the customer base and lower postpaid revenues, due to aggressive competition in the market and a related increase in customer churn. This decrease was partially offset by the exchange rate effect and higher revenues in prepaid B2C.
•In Mexico, mobile business revenues were 1,286 million euros in 2024, decreasing by 2.5% year-on-year, negatively impacted by lower handset sale revenues, lower B2C prepaid revenues and exchange rate effects, partially compensated by higher postpaid revenues and B2B revenues.
Fixed business revenues amounted to 2,976 million euros in 2024, growing by 3.0% year-on-year, mostly due to higher broadband revenues and digital services offered in Argentina, as well as higher Pay TV revenues in Argentina and Colombia, partially offset by the decrease in fixed business revenues in Peru and Chile.
The evolution of expenses is explained below:
•Supplies amounted to 3,042 million euros in 2024, decreasing by 5.3% year-on-year in 2024, mainly due to lower handset costs in the region as a result of decreased commercial activity.
•Personnel expenses stood at 1,293 million euros in 2024, up by 14.8% year-on-year, due to wage increases in Argentina, Colombia, Peru and Uruguay, and higher restructuring costs in all countries in the region.
•Other expenses reached 5,300 million euros in 2024, up 89.5% year-on-year compared to 2023. This increase was mainly due to the recording of impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill with respect to cash-generating units in Chile (397 million euros) and Peru (226 million euros). Additionally, Telefónica recorded in Perú impairment losses of intangible assets (54 million euros), impairment losses on held-for-sale assets corresponding to property, plant and equipment of the fiber optics business of Pangea (108 million euros) and goodwill (34 million euros). See Notes 2, 6, 7, 8, 26 and 30 to the Consolidated Financial Statements. In addition, there were higher other expenses, although to a lesser extent, due to an increase in network, IT and client management costs.
Operating results before depreciation and amortization stood at -400 million euros in 2024, compared to 1,510 million euros in 2023.
Depreciation and amortization amounted to 1,651 million euros in 2024, increasing 6.1% year-on-year, mainly impacted by new right of use agreements, higher depreciation associated with Capex in Argentina and higher depreciation of property, plant and equipment assets in Telefónica del Perú, partially offset by lower amortization in Telefónica Colombia, following the agreement with Colombia Móvil S.A. ESP for the implementation of a single mobile access network through an independent company (see Note 5 to the Consolidated Financial Statements), as well as intangible assets fully amortized in 2024, and in Telefónica Chile due to a lower depreciable base of property, plant and equipment assets.
Operating loss stood at 2,051 million euros in 2024, compared to the operating loss of 47 million euros in 2023. This increase in operating loss was mainly due to the impairment losses of assets described above (see Notes 2, 6, 7, 8, 26 and 30 to the Consolidated Financial Statements).
Below is additional information by country:
•In Argentina, operating loss was 1,359 million euros in 2024 compared to an operating loss of 199 million euros in 2023, due to the impairment of intangible assets and property, plant and equipment mentioned above.
•In Chile, operating loss was 410 million euros in 2024, compared to an operating income of 35 million euros in 2023, negatively impacted by the impairment of goodwill amounting 397 million euros and, to a lesser extent, the lower revenues mentioned above.
•In Peru, operating loss was 592 million euros in 2024 compared to an operating loss of 33 million euros in 2023. This result was negatively impacted mainly by the recording of impairment losses on goodwill (226 million euros), impairment losses on intangible assets (54 million euros) and goodwill (34 million euros). To a lesser extent, operating loss was impacted by the lower fixed and mobile revenues mentioned above and the higher depreciation and amortization in 2024.
•In Colombia, operating income was 155 million euros in 2024, compared to 64 million euros in 2023, due to lower operating expenses and lower depreciation and amortization in the period.
•In Mexico, operating income reached 10 million euros in 2024, compared to operating income of 3 million euros in 2023, due to lower operating expenses and lower depreciation and amortization in the period, offset in part by lower revenues.
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
Operating results before depreciation and amortization reached 1,510 million euros in 2023, decreasing 22.9% year-on-year.
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
Mobile business
Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, Telefónica’s principal services and products are as follows:
•Mobile voice services: One of Telefónica's main services in all of its markets is mobile voice telephony.
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
•Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina (sold in February 2025), Peru, Mexico and Ecuador. Until January 13, 2022, Telefónica also provided these services in El Salvador.
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
•Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet provider service; portal and network services; retail and wholesale broadband access through ADSL, narrowband switched access and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil, Chile and, through VMO2, the United Kingdom) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.
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
Digital services
The main digital services offered by Telefónica are:
•Video/TV services: Interactive TV services in High Definition (HD) or Ultra High Definition (UHD), using several technologies (IPTV, DTH, CATV and OTT) on various types of networks (Fiber, Satellite, Cable or Mobile Networks). These services can be provided through a variety of devices (TV with STBs, smart TVs, PCs, smartphones, tablets, and streamers, etc.), allowing also the Multiroom function (customers can watch different TV channels in different rooms or on different devices simultaneously). The service allows the access to lineal TV content with advanced functions such as "Restart TV" (which allows a viewer to watch any content from the beginning), "Last 7 days" (recordings of content for the last seven days), "cPvR" (recordings using cloud computing) and "Download to Play" (downloading the content on the device). Customers also have access to the content on demand catalogue (Video on Demand or VoD), in "Subscription Video on Demand" (SVoD), "Transactional Video on Demand" (TVoD) or "Pay per View" options, as well as access to content of third parties, such as Netflix, Amazon, Disney+, YouTube and Max, among others. In addition, Telefónica offers accessible content in several different languages (original or translated to Spanish) with subtitles or not, audio description and sign language functionalities through the Movistar+ 5s service, which aims to contribute toward the inclusion of disabled people across the country.
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
•Cloud services: Telefónica offers a wide range of Cloud services. The value proposition includes: (i) IaaS services: Virtual Data Center, which facilitates the migration of existing applications to the cloud and hyperscalers (such as AWS, Microsoft Azure and Google Cloud Platform) to develop new applications in the public cloud; (ii) unified communications and contact center applications in the Cloud; (iii) Cloud networking; (iv) SaaS applications, productivity (Microsoft Office 365), domains, web presence and online marketing; and (v) Platforms as a service (SAP, Oracle).
•Security services: Telefónica provides comprehensive cybersecurity solutions, including security system integration (deployment of security hardware/software), threat and risk management, network and cloud security, managed and mobile protection, identity and access control, professional services, and antivirus solutions for B2B and B2C.
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
•Customer Digital Products: defines and develops the omnichannel digital experience, guiding the Telefónica customer through his life cycle, adapting the digital experience to every moment's necessity, with three main pillars:
◦ Digitalize Telefonica customers turning our digital channels into the main point of relationship for the clients with Telefonica in all the main markets.
◦ Maximize customer engagement in the digital channel by providing an outstanding customer experience in order to increase Customer Life Time Value.
◦ Provide tools so that Telefónica’s operating subsidiaries can create autonomously personalized digital experiences in a fast (time-to-market), reliable and scalable way.
•Aura is an artificial-intelligence ("AI") ecosystem designed to improve communication between the Telefónica Group and its customers through cognitive channels. Its aim is to address customer needs and provide them with relevant information related to the company, potentially in any area where Telefónica offers services such as answering questions about telecommunications services, offering financial service proposals, or making recommendations about television or connection offerings. To foster a relationship with customers, Aura offers the creation of conversational bots and other interfaces that use natural language capabilities, using its own infrastructure, with a private and transparent data approach by design. Additionally, to generate useful information, Aura provides its own AI model execution platform with the goal of enhancing the information provided to customers. Moreover, Aura has the capability to create copilot apps for internal use, leveraging the kernel platform (data and APIS) for operations, marketing, and other functions. This aims to ensure that data privacy is maintained by design, providing a secure and efficient way to manage internal processes while enhancing customer interactions.
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
•Living Apps: A platform that allows Telefónica and its partners to create relevant home experiences on Telefónica TV. The vision is going beyond the consumption of TV content, bringing Telefónica services to the main screen of the home, turning the TV watching habit into an interactive experience and opening the home ecosystem to selected partners . The main objectives are generating revenue to Telefónica, adding value to customers and exploring new business models with partners.
•Smart Wi-Fi: An advanced home connectivity platform and key lever in the premium connectivity strategy, that enables key capabilities like intelligent Wi-Fi connectivity management or web browsing protection (Protección Digital).
•NT: A micro-rewards program in Spain to reward customers with Tokens for their digital behavior. Tokens are awarded when customers make use of our digital channels, products and services and can be exchanged for a given catalog of company products.
•Solar 360: In March 2022 Repsol and Telefónica Spain created a joint venture to develop the solar self-consumption business. The company started to operate in June 2022 launching Solar 360, offering a comprehensive self-consumption solution to private customers, communities of neighbors and companies, SMEs, and large companies, through solar panel installation. The offer is customized for each type of customer according to their level and habits of consumption, seeking to maximize savings on their current electricity bill. It includes a mobile application for the control of the installation and the continuous optimization of energy expenditure, personalized financing for each type of consumer and other value-added services linked to the solar panel installation.
•Phoenix: A digital sales platform that allows customers to receive personalized offers to renew their devices and process purchases in a simple and fully digital checkout. When customers are eligible to renew their devices or expand their devices ecosystem with Telefónica, a customized offer is sent to them via the usual communication channels (SMS, RCS, emailing, self-care app..). Once the customer chooses among the selected proposed portfolio a number of payment and logistics options can be chosen to complete a convenient “few-clicks” device renewal.

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
Competition
The telecommunications industry is competitive, and consumers generally have a choice of mobile and fixed line operators from which to select services. We are a global telecommunications services provider and face significant competition in most of the markets in which we operate. In Europe, our largest competitors include Vodafone, Orange, Deutsche Telekom and BT Group, among others. In Latin America, our main regional competitor is América Móvil, along with other smaller multi-country players (such as Entel, Milicom and WOM) and purely local players. Newer competitors, including handset manufacturers, MVNOs, Internet companies and software providers, are also entering the market and offering integrated communications services.
We compete in our markets on the basis of price; the quality and range of features of our services; the added value we offer with our service; additional services associated with those main services; the reliability of our network infrastructure and its technological attributes; and the desirability of our offerings, including bundled offerings of one type of service with another and, in the case of the mobile industry, in some markets offers that include subsidized handsets and handsets sold on installment plans.
To compete effectively with our competitors, we need to successfully market our products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as asymmetries in regulation (including regulation of access to the network infrastructures of telecoms network providers), the introduction of new products and services, different pricing strategies and changes in consumer preferences.
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
Our subsidiaries and our former subsidiary Telefónica UK Ltd. were party to the following roaming agreements with Iranian telecommunication companies in 2024:
1.Telefónica Móviles España S.A. (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MCI”), (ii) Taliya (“Taliya”) and (iii) Telecommunication Kish Co (“TKC”). During 2024 TME recorded the following revenues related to these roaming agreements: (i) 474,806 euros from MCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.
2.Telefónica Germany GmbH & Co. OHG (“TG”), our German 96.85% indirectly-owned subsidiary (as of December 31, 2024), has respective roaming agreements with (i) MCI and (ii) Irancell. During 2024 TG recorded the following revenues related to these roaming agreements: (i) no revenues from MCI and (ii) 7,467 euros from Irancell.
3.Telefónica UK Ltd (“TUK”), our former English directly wholly-owned subsidiary, has a roaming agreement with Taliya. TUK ceased to be our subsidiary upon the establishment of VMO2 on June 1, 2021, following which establishment TUK has been owned by VMO2. During 2024 TUK recorded no revenues from Taliya.
4.Telefônica Brasil S.A. (“Telefónica Brasil”), our Brazilian 76.49% indirectly-owned subsidiary, has a roaming agreement with Irancell. During 2024, Telefónica Brasil recorded 3 U.S. dollars in roaming revenues from Irancell under this agreement.
5.Pegaso PCS S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2024 PCS recorded 146 U.S. dollars in roaming revenues under this agreement.
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
During 2024, Telefónica Hispam ("TH") had one retail mobile phone contract with one customer identified in the list administered by OFAC as sanctioned pursuant to Executive Order 13382. During 2024, TH recorded revenues totaling 67.28 U.S. dollars related to this customer. The termination of such contract is being considered. The provision of the relevant services by TH was in compliance with applicable laws.
During 2024, TG had retail mobile phone contracts with two customers in Germany identified in the lists administered by OFAC as sanctioned pursuant to Executive Order 13224 and Executive Order 13382. During 2024, TG recorded revenues totaling 1,833.87 euros related to these customers. The termination of such contracts is being considered. The provision of the relevant services by TG was in compliance with applicable laws.
In 2023, TG had retail mobile phone and internet contracts with four additional customers in Germany identified in the lists administered by OFAC as sanctioned pursuant to Executive Order 13224 and Executive Order 13382. Certain of these contracts have been terminated. TG did not record any revenue in 2024 related to these customers. The provision of the relevant services by TG was in compliance with applicable laws.

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
See Note 8 to the Consolidated Financial Statements for information on the year-on-year decrease in “Property, plant and equipment” from 22,944 million euros as of December 31, 2023 to 21,439 million euros as of December 31, 2024.
Fixed Networks
We own fixed networks in Spain, Latin America and Europe, having an incumbent role in Spain, Brazil (São Paulo), Chile, Peru and Colombia.
Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, we have upgraded our networks in recent years through the following:
•deprioritization of broadband technologies over copper wires (ADSL, ADSL2+, VDSL2, etc.), effected through decommissioning of legacy copper networks (especially in Spain), in order to focus efforts on the deployment of fiber networks;
•deployment of fiber access technologies (xPON) focused on fiber to the home (FTTH) deployment, currently delivering customer access speeds of up to 1 Gbps with Gigabit Passive Optical Network (GPON), and laying the groundwork for our plans for XGS-PON (an updated standard for Passive Optical Networks (PON) that can support higher speed 10 Gbps symmetrical data transfer) upgrades to deliver speeds above 1 Gbps to our customers;
•service support based on powerful Internet Protocol/ Multiprotocol Label Switching (IP/MPLS) backbones, providing full connectivity to the rest of the network layers, such as access and control, to support services for business and customer market segments (fixed and mobile);
•simpler Internet Protocol ("IP") architectures (IP-FUSION), reducing layers and eliminating ports and links, leading to better efficiency and network performance;
•introduction of segment routing protocols for better traffic engineering and latency control;
•new network solutions using Open Networking and convergence between IP and optical networks;
•network automation through Software Defined Networking (SDN);
•replacement of legacy transport technologies and reduction of dependencies on PSTN and ISDN (Time Division Multiplexing (TDM) based) by moving to all-IP communications;
•empowerment of the intelligence of the network to better manage its use, to avoid saturations and frauds and to identify new business opportunities;
•convergence of fixed and mobile networks, services and support systems from both technological and operational points of view; and
•deployment of services such as Pay TV, to customers connected through broadband accesses in Spain, Chile, Argentina (sold in February 2025), Brazil, Peru and Colombia.

Mobile Networks
We operate mobile networks in Spain, the United Kingdom (through VMO2), Germany, Brazil, Argentina (sold in February 2025), Venezuela, Chile, Peru, Colombia, Mexico, Ecuador and Uruguay. Telefónica also provided these services in El Salvador until January 13, 2022. For additional information, see "—History and Development of the Company—Overview”. In addition, Telefónica entered in 2019 into an agreement with AT&T to access AT&T’s last mile wireless capacity in Mexico. Through this agreement, Telefónica gains access to capacity on AT&T’s 3G and 4G access network and any future access network technologies nationwide, while maintaining its transport network and all of its platforms in such country. The migration of the traffic to the AT&T access network was completed during 2022. For additional information on the Wholesale Agreement and its subsequent renewal, see “Item 10. Additional Information—Material Contracts—Wholesale Access Services Agreement with AT&T Mexico”.
We use a number of mobile technologies in the countries in which we operate, namely: GSM, UMTS, LTE and 5G. 5G is being used in Spain, the United Kingdom, Germany, Brazil, Argentina (sold in February 2025), Chile, Colombia, Mexico and Uruguay, although it does not yet cover the entire population in these countries. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:
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
Satellite communications
Multiple services are provided using both Telefónica's own satellite platforms and ground assets and third-party (GEO/LEO satellite service operators) managed services complementing Telefónica's terrestrial footprint. These include television contribution signal to feed cable and IPTV head ends, DTH television and VSAT mainly for mobile telephony, IoT, Internet access and mobile backhaul in rural environments or remote areas, emergency and disaster recovery solutions, corporate communications and international communications.
Submarine cables
We are one of the world’s largest submarine cable infrastructure companies, through our subsidiary, Telxius Telecom, S.A. ("Telxius"). Telxius is a leading global connectivity provider that combines submarine and terrestrial networks with data centers worldwide. Its extensive ecosystem includes nine next-generation fiber optic submarine cables and terrestrial backhauls together spanning more than 100,000 kilometers, 100 points of presence (PoPs) and 20 data centers. As of the date of this Annual Report, Telefónica holds a 70% beneficial interest in Telxius following the completion of the transaction with Taurus Bidco S.à r.l. in 2023. See "—Financial Investments and Divestitures". In addition, Telefónica owns around 20 submarine domestic cables in Spain.
There are submarine cable connections linking Europe, the Americas and Africa which are jointly owned by us and other telecom operators. The SAm-1 cable, fully owned by Telxius, has a length of approximately 25,000 kilometers and links different countries such as the United States, Puerto Rico, Ecuador, Guatemala, Peru, Chile, Brazil, Argentina and Colombia.
Next-generation submarine cable systems are already in service to help meet the capacity demand in the future. The Brusa cable links Brazil and the United States, while the Marea and Dunant cables links the United States and Europe. Additionally, the 7,300 km Mistral cable serves the entire Pacific coast of South America with the highest levels of service, reliability and security. The 2,000 km next generation Tannat system (Santos – Las Toninas) adds to the Brusa (Virginia Beach – Rio de Janeiro) and Junior (Rio de Janeiro – Santos) cables on the Atlantic coast of Latin America to deliver modern and diverse end-to-end connectivity between the United States, Brazil and Argentina. Firmina is a next-generation submarine cable set to connect the East Coast of the United

States to Las Toninas, Argentina. The Tikal submarine cable is intended to connect Boca Ratón, Florida, United States, with Puerto Barrios, Guatemala, with a landing point in Cancún, Mexico, and the recently announced CELIA cable seeks to link Boca Ratón, Florida, United States with San Juan, Puerto Rico.

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
In 2024 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2, Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina (sold in February 2025), Chile, Peru and Uruguay).
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each related region. Inter-segment transactions are carried out on an arm's-length basis.
In 2024, impairments losses on goodwill of Peru and Chile cash-generating units have been included in the Telefónica Hispam segment, and impairments losses on goodwill of Telefónica Tech UK & Ireland and BE-terna Group have been included in "Other companies" , which is described below (see Note 7 to the Consolidated Financial Statements). Likewise, impairment losses on intangible assets and property, plant and equipment in Argentina and on intangible assets and held for sale assets in Peru, as well as the reversal of deferred tax assets for loss carryforwards, have been included in the Telefónica Hispam segment (see Note 6, 8 and 30 to the Consolidated Financial Statements).
In 2023, impairment losses on goodwill of the Ecuador cash-generating unit were included in the Telefónica Hispam segment (see Note 7 to the Consolidated Financial Statements).
The VMO2 segment information included in this Annual Report is presented under management criteria, and shows 100% of VMO2’s results. In addition, information included in this Annual Report on the accesses of the Group and the VMO2 segment includes 100% of the accesses of VMO2. Telefónica’s actual percentage ownership of VMO2 is 50% and its results are accounted for under the equity method.
Information relating to other Group companies not specifically included in the segments referred to above is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in March and June 2022 (see Note 5 to the Consolidated Financial Statements), respectively, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies in which Telefónica Infra, S.L. ("T. Infra") has ownership interests (see Note 10 to the Consolidated Financial Statements).
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
Impairment losses on goodwill, held for sale asset and other intangible assets, and reversal of deferred tax assets
In 2024 Telefónica recorded impairment losses on intangible assets and property, plant and equipment in Argentina in an aggregate amount of 1,274 million euros and impairment losses on goodwill in an aggregate amount of 866 million euros with respect to the cash-generating units in Chile (397 million euros), Perú (226 million euros), Telefónica Tech UK & Ireland (192 million euros) and BE-terna Group (51 million euros). Additional impairment losses were recorded in Peru in 2024, including impairment losses on intangible assets (54 million euros) and on goodwill allocated to the fiber optics business (34 million euros), as well as a reversal of deferred tax assets for loss carryforwards (91 million euros). Additionally, following the analysis of the recoverability of the assets of Pangea (the wholesale fiber optic company in Peru) at the end of 2024, an impairment of property, plant and equipment amounting to 108 million euros has been recorded, as well as a reversal of deferred tax assets amounting to 13 million euros. The impairments of intangible assets and property, plant and equipment in Argentina resulted mainly from high levels of inflation that generated significant increases in the carrying amount of these assets.
In 2023 Telefónica recognized an impairment of goodwill for 58 million euros with respect to the cash-generating unit in Ecuador.
Collective Bargaining Agreement and Collective Redundancies Plan
On December 28, 2023, certain subsidiaries of Telefónica Spain reached an agreement with the most representative trade unions to sign the III Collective Bargaining Agreement, which runs until December 31, 2026 and can be extended for a further year. The aim of the agreement was to move towards a more digital, flexible company, prepared for future challenges in a highly competitive context. In addition, and in parallel, these subsidiaries agreed to execute the Collective Redundancies Plan, which provided for collective redundancies affecting up to a total of 3,420 employees. Employees who turned 56 years or older in 2024 and with a seniority of more than 15 years were able to adhere to the Collective Redundancies Plan. However, targets were established that resulted in limits on adherence in critical areas or additional redundancies based on business reasons. These agreements were endorsed on January 3, 2024.
In "Personnel expenses" of the consolidated income statement for the year 2023, a provision of 1,320 million euros before taxes corresponding to Telefónica Spain was recorded as of December 31, 2023, with no cash impact as of such date. The provision was mainly based on the present value of the estimated payment flows resulting from the Collective Redundancies Plan (see Note 24 to the Consolidated Financial Statements).
Impairment of goodwill in investments accounted for by the equity method (recorded by VMO2)
VMO2's management carried out the 2023 annual goodwill impairment test after updating its business plans at the end of that year. As a result of this analysis, VMO2 recorded an impairment of goodwill amounting to 3,107 million pounds sterling (about 3,572 million euros) in 2023, mainly due to the decrease in projected cash flows of VMO2 as a consequence of the effects of macroeconomic conditions and the competitive environment in the United Kingdom and the increase in the discount rate (WACC). 50% of this amount (about 1,786 million euros) is reflected in Telefónica's consolidated income statement for the year ended December 31, 2023, as its share in the loss of VMO2 accounted for by the equity method.
No additional impairment was recorded in 2024 as a result of VMO2's management's impairment test for that year.
ICSID Arbitration Telefónica v. Republic of Colombia
On November 12, 2024, Telefónica obtained a favorable award regarding the investment dispute with the Republic of Colombia (ICSID Case No. ARB/18/3) submitted to the International Centre for Settlement of Investment Disputes (“ICSID”) pursuant to the Agreement between the Government of the Republic of Colombia and the Kingdom of Spain for the Promotion and Reciprocal Protection of Investments (APRI). The tribunal determined that Colombia failed to comply with its obligation to grant fair and equitable treatment to Telefónica's investments under Article 2(3) of the APRI, and it ordered Colombia to pay the amount of 380 million U.S. dollars (approximately 358 million euros at the exchange rate of November 12, 2024) plus compound interest at a rate of 5% per year as compensation for the damages caused. As of December 31, 2024, accrued interest amounted to 154 million euros. In addition, the tribunal ordered Colombia to pay Telefónica’s attorneys’ fees with respect to the arbitration proceedings, together with the corresponding interest.
The amount owed by the Republic of Colombia was recorded under "Short-term credits" as of December 31, 2024.
On November 27, 2024, the Republic of Colombia filed a request with the ICSID to annul and suspend the award. See “Item 8. Financial Information—Consolidated Financial Statements—Legal Proceedings—ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia”.
Corporate transactions
In 2024 and 2023 no corporate transactions took place that materially affected the results of operations.
The main corporate transactions in 2022 were the acquisition of mobile assets of Oi Group on April 20, 2022, the acquisition of the Incremental Group on March 21, 2022, the acquisition of the BE-terna Group on June 9, 2022 and the creation of Bluevia on December 20, 2022 (see Notes 2 and 5 to the Consolidated Financial Statements).
Foreign Exchange Effects and Hyperinflation in Argentina and Venezuela
Excluding the effects of hyperinflation in Argentina and Venezuela (discussed below), foreign exchange rates generally had a negative impact on our 2024 results, mainly due to the depreciation of various Latin American currencies (in particular the Brazilian real) against the euro.
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
Our reported results in each of these years have also been impacted by hyperinflation adjustments in Argentina and Venezuela. The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the consolidated financial statements as of and for the year ended December 31, 2024 was the closing exchange rate as of December 31, 2024 which was 1,073.18 Argentine pesos per euro (893.45 Argentine pesos per euro as of December 31, 2023). The annual inflation rate in Argentina for 2024 was 117.8% (211.4% in 2023) (see Note 3.a to the Consolidated Financial Statements). As a result of these changes in the exchange and inflation rates, in 2024 Telefónica Argentina contributed 2,226 million euros to the consolidated revenues of the Telefónica Group and a loss of 84 million euros to the operating income (1,237 million euros and a loss of 199 million euros, respectively, in 2023), before the 1,274 million euros impairment losses described above.
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
Upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. The fair value assigned to the retained investment is determined on the basis of the business plan of the relevant associate or joint venture, and involves significant judgments when considering significant assumptions such as regarding the long-term margin of operating results before depreciation and amortization, long-term capital expenditure ratio, discount rate and perpetuity growth rate, each of which could be significantly affected by the future trends in the economic, competitive, regulatory and technological environment.
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
Certain valuation techniques used for investments, such as the discounted cash flow model, require significant judgment when considering significant assumptions such as revenue growth rate, long-term margin of operating results before depreciation and amortization, long-term capital expenditure ratio, discount rate and perpetuity growth rate. For information on our impairment analysis of our equity method investment in VMO2 at the end of the year, see Note 10 to the Consolidated Financial Statements.
Goodwill arises when the cost of a business combination exceeds the acquirer’s interest in the net fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. Goodwill is not amortized, but is, instead, subject to an impairment test on a yearly basis and whenever there is an indication that the goodwill may be impaired.
Non-scheduled write-downs of goodwill are made when an impairment in the carrying amount of goodwill occurs. We review, on a regular basis, the performance of our cash-generating units. We compare the carrying amount of the cash-generating unit to which the goodwill has been allocated with its recoverable amount. The determination of the recoverable amount of the cash-generating unit involves extensive use of estimates and significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods that require substantial judgement when considering significant assumptions about relevant performance metrics and other key variables. For more information on the assumptions used in our impairment tests, see Note 7 to the Consolidated Financial Statements.
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
Operating Environment
Our results of operations are largely dependent on the level of demand for our services in the countries in which we operate. Demand for services in those countries is affected by the performance of their respective economies, particularly household private consumption, but also gross domestic product (GDP), inflation (CPI), current accounts, and unemployment rates.

After facing in 2020 the worst recession since World War II (-2.7% global GDP contraction), the world economy rebounded in 2021 (6.5% global GDP growth). This recovery continued in 2022 (3.6% global GDP growth) despite adverse events such as broad-based high inflation, the Russian invasion of Ukraine (with the associated volatility in energy markets), bottlenecks in global supply chains (partly because of China’s zero-COVID policy) and extreme weather events that also impacted food-related prices. While some of these factors dissipated during 2023, new ones mounted because of geopolitical tensions and one of the most aggressive cycles of synchronized monetary tightening in history. However, the global economy remained unexpectedly resilient during the disinflationary process, avoiding a global recession (3.3% global GDP growth in 2023). Positive inflation dynamics in 2024 resulted in a higher level of real interest rates which started to dent economic growth. In response, the U.S. Federal Reserve and the European Central Bank each began a loosening cycle, lowering rates by 100 basis points towards a more neutral level during the second part of the year, with current interest rates standing at 4.25% and 3.00%, respectively. The Bank of England also started easing, but the loosening has been more modest (50 basis points) amidst more persistent inflation dynamics in the United Kingdom, with current interest rates at 4.75%. The factors behind the economic resilience in 2024 have been: (i) well capitalized banks, ample liquidity and good risk-management practices; (ii) investment projects (public and private) to recover and foster production capacity in key areas after the pandemic; (iii) continued fiscal support to cushion the impact of inflation on the private sector despite consolidation plans; (iv) solid nominal spending supported by strong labor markets with historical lows in unemployment; and (v) high levels of savings accumulated during the pandemic lockdowns. As a result, the global economy is estimated to have grown 3.2% during 2024 according to Bloomberg Economic Consensus ("BEC"). By regions, the United States grew 2.7%, the eurozone 0.8%, the United Kingdom 0.9%, Latin America and the Caribbean 2.1% and China a modest 4.8%, its lowest rate in 40 years as consequence of a property meltdown that is impacting households’ confidence and consumption, as well as banks balance sheets amid a highly leveraged economy.

Spain

In 2024, the Spanish economy led eurozone growth despite record-breaking rainfall and flash floods that hit eastern Spain at the end of October, which may have subtracted 0.2 p.p. from growth according to different estimates. GDP grew at 3.2%, following an expansion of 2.7% in 2023 and above the 2.8% average annual growth experienced from 2015 to 2019. The acceleration in growth in 2024 is a consequence of the past decade's economic reforms that are feeding back into a stronger external demand, with historical records in the export of both touristic and non-touristic services. Consumption is also displaying a strong momentum supported by public consumption, together with a dynamic labor market that keeps adding workers amid high immigration flows. Notwithstanding this, Spain's average unemployment rate in 2024 was 11.3%, still high by advanced-economy standards but below the 12.2% average unemployment rate in 2023 and the 17.7% average unemployment rate from 2015 to 2019. Investment remained below pre-pandemic levels as financing costs increased. At the public level, the execution (around 20%) and disbursement of the “Next Generation EU” funds continue to lag, despite the completion of structural reforms intended to facilitate execution and disbursement of the funds.

Inflation has continued to decline during 2024, falling below the 2.0% target during the second part of the year, with a light increase over this threshold during the last months of the year due to base effects and increases in the volatility of energy prices. Spain’s 12-month inflation rate was 2.8% as of December 2024, below the 3.1% 12-month inflation rate in December 2023, but above the 0.9% average 12-month inflation rate from 2015 to 2019. Due in part to the long average maturity of public debt, the increase in interest rates did not have a marked impact on Spanish debt interest payments, and Spain’s fiscal deficit is expected to have closed the year at 3.1% (BEC), below the 3.5% deficit of 2023 and the 3.7% average between 2015 and 2019. Spain's public debt ratio is expected to close at 102.3% of GDP in 2024 according to the IMF, below the 105.0% of GDP in 2023 but above the 101.3% of GDP average from 2015 to 2019. Thanks to the record dynamism in exports, the current account surplus has increased to 3.3% of GDP in 2024 (BEC), up from 2.7% in 2023 and the 2.7% annual average from 2015 to 2019.

United Kingdom

In the United Kingdom, GDP grew 0.9% in 2024 gaining momentum from the near-to-stagnation 0.4% growth in 2023, but still below the 1.7% annual average GDP growth from 2015 to 2019. Growth resumed despite the high terminal level of interest rates (5.25%) in the economy, which were loosened only twice during the second part of the year, landing at 4.75%. Thus, the differential factors for 2024's growth were an increase in real income derived from wage gains above inflation, and from the resilience of the UK labor market, where unemployment rates stayed at a low 4.3% average in 2024 (BEC), slightly above the 4.1% average in 2023 and below the 4.4% average from 2015 to 2019.

Inflation decreased steadily during 2024. The 12-month inflation rate settled below the Bank of England target of 2.0% in September, and closed the year at 2.5% in December 2024, still below the 4.0% 12-month inflation rate of December 2023, but above the 1.6% average 12-month inflation rate from 2015 to 2019. However, dynamic wage growth is preventing a further decline in inflation since service inflation remains at high levels and has impeded a further loosening by the Bank of England. Interest expenses associated with the government deficit, which improved in 2024 (4.4% of GDP – BEC – down from 5.2% in 2023 and above the 2.9% average annual deficit from 2015 to 2019), were mostly unchanged despite high interest rates in the long-end of the curve. The elevated fiscal deficit amid weak real GDP growth has translated in an increase of the UK public debt ratio to 101.8% of GDP in 2024, above the 100% ratio in 2023 and the 86.2% of GDP average from 2015 to 2019. The favorable interest rate differential vis-à-vis Europe supported the British pound sterling throughout 2024, with an average exchange rate of 0.83 pounds sterling per euro, stronger than the average exchange rate in 2023 (0.87 pounds sterling per euro) and slightly depreciated with respect the average exchange rate of 0.83 pounds sterling per euro from 2015 to 2019. This contributed to a higher current account deficit of 2.8% of GDP in 2024 (BEC), up from the 2.2% deficit in 2023, but below the 4.2% average deficit from 2015 to 2019.

Germany

In 2024 German GDP contracted 0.2%, slightly above the 0.3% contraction in 2023 but significantly below the 1.6% average annual GDP growth from 2015 to 2019, keeping Germany’s GDP around its pre-pandemic level still in 2024. The manufacturing sector in Germany is still impacted by energy prices and the slowdown of Germany's main export destination, China, contributing to the loss of global export shares in some sectors against China's rise in these markets. On top of that, Germany has maintained a stricter fiscal policy than its European peers since the pandemic stemming from the “Debt Brake”, a balanced-budget rule that limits Germany's structural deficit to 0.35% of GDP outside of crisis or emergency scenarios. Despite this gloomy environment, unemployment has remained very low, at an average of 3.4% in 2024, similar to the 3.0% of 2023 and below the 3.5% average rate between 2015 and 2019.

Inflation has closely followed the performance of the eurozone average given Germany’s weak internal demand, and despite somewhat higher wage gains and higher energy prices. The 12-month inflation rate was 2.6% as of December 2024, below the 12-month inflation rate of 3.7% as of December 2023 but above the 1.2% average 12-month inflation rate from 2015 to 2019. The long average maturity of debt incurred during the years of low interest rates has also isolated the public accounts from the effects of monetary policy tightening. Germany’s fiscal deficit is expected to be at 2.0% in 2024 (BEC), below the 2.6% deficit of 2023 but above the 1.8% average annual surplus from 2015 to 2019. According to the IMF, the level of public debt has stayed constant at 62.7% of GDP in 2024, below the 65.5% average level of public debt from 2015 to 2019. Finally, the current account showed a surplus of 6.3% in 2024 (BEC), above the 6.0% surplus in 2023 but below the 8.2% average from 2015 to 2019.

Brazil
In 2024, Brazil's GDP grew above expectations at 3.5% according to market expectations in Focus Survey, similar to the 3.4% GDP growth in 2023 and well above the -0.4% average annual growth rate between 2015 and 2019. The result was partly driven by fiscal spending, as well as a monetary policy loosening during the first half of the year, which supported quarterly annualized growth levels around 5.0%. This growth fed into a heated job market where unemployment headed to historical lows, with an average rate of 6.9% during 2024 (below the 8.0% average rate in 2023 and the 11.4% annual average rate between 2015 and 2019).

The 12-month inflation rate was 4.8% as of December 2024, far from the 3.0% target and similar to the 12-month inflation rate of 4.6% as of December 2023 (but below the 5.6% average 12-month inflation rate between 2015 and 2019). Inflation was boosted by adverse weather conditions and exchange-rate depreciation that followed from a lack of fiscal discipline, and which fed into inflation expectations. In this context, the policy rate rose from 11.75% at the end of 2023 to 12.25% at the end of 2024, after a loosening impasse in the first half of the year. The public sector budget deficit closed at 8.0% of GDP in 2024 according to Focus Survey, after recording a 6.6% deficit in 2023. As a result, Brazil's public debt ratio increased to 87.6% of GDP in 2024 according to the IMF, above 84.7% of GDP in 2023 and above the 80.8% of GDP annual average between 2015 and 2019. Accordingly, the current account deficit deteriorated to 2.3% of GDP as of December 2024 according to Focus Survey, well above the 1.1% of GDP deficit in 2023 but below the annual average deficit of 2.5% of GDP between 2015 and 2019. The combination of private and, more significantly, public-sector financial imbalance, contributed to an exchange rate of 6.19 Brazilian reais per U.S. dollar as of December 31, 2024, compared to 4.84 Brazilian reais per U.S. dollar on December 31, 2023, a year-over-year depreciation of 28% and well above the annual average of 3.52 Brazilian reais per U.S. dollar between 2015 and 2019.

Mexico

In 2024, GDP growth slowed down to 1.5% according to Latin Focus Consensus Forecast (CFe), in contrast to 3.3% growth in 2023 and below the annual average GDP growth of 2.0% between 2015 and 2019. Slower domestic demand and weaker external impulses weighed on economic performance. The average unemployment rate declined to 2.7% from 2.8% in 2023, lower than the annual average of 3.6% recorded between 2015 and 2019. Prospective economic growth in Mexico remains subject to significant uncertainty. The policies advocated by the incoming U.S. presidential administration have included greater trade protectionism, including the imposition of significant tariffs on Mexican imports into the United States, greater restrictions on border crossings into the United States and greater restrictions on illegal immigrants present in the United States, among others. These policies, if effectively carried out, may slow economic growth in, or otherwise adversely affect, Mexico in the coming years, including by reducing Mexican exports to the United States and the volume of remittances received in Mexico.

The 12-month inflation rate gradually declined to 4.2% as of December 2024, 0.5 p.p. below the 12-month inflation rate in December 2023 (4.7%). It remains higher than both, the average 12-month inflation rate of 3.8% between 2015 and 2019 and the central bank inflation target of 3.0%. Despite the positive trend, inflationary pressures persisted in some of the consumer basket items, but based on headline inflation, the central bank reduced its key interest rate from 11.25% in December 2023 to 10.00% in December 2024. On the fiscal front, the central government’s deficit increased to 5.7% of GDP in 2024 from 3.3% of GDP in 2023, significantly above the 2015-2019 average (2.8% of GDP). In 2024 government debt reached 51.4% of GDP, increasing from 47.4% of GDP in 2023 and 5.7 p.p. higher than the 2015-2019 average (45.7% of GDP). The current account deficit rose from 0.3% in 2023 to an estimated 0.7% of GDP in 2024 (CFe), in line with the annual average of 0.7% of GDP between 2015 and 2019. The Mexican peso depreciated against the U.S. dollar by 22.9% in 2024 (reaching 20.78 Mexican pesos per U.S. dollar as of December 31, 2024), due to persistent U.S. dollar strength, concerns about the trade and immigration policies referred to above and concerns about fiscal management and the effectiveness of institutional reforms carried out by President Claudia Sheinbaum’s administration.

Venezuela

In 2024 GDP expanded at 4.7% (CFe), 0.1 p.p. above 2023 GDP growth of 4.6% according to CFe (official growth statistics are not released on regular basis). It also contrasts with an annual average GDP contraction of 17.2% from 2015 to 2019. Consumption and public spending accelerated following a substantial recovery in oil production, from 800 thousand barrels per day in 2023 to 960 thousand barrels per day in 2024 according to the Organization of the Petroleum Exporting Countries (OPEC). This production level remains far below the levels prevailing before the imposition of the U.S. sanctions, many of which were temporarily lifted in October 2023 in exchange for the promise of the release of political prisoners and free and fair elections in 2024. Incumbent president Nicolás Maduro proclaimed himself winner of those elections despite allegations of fraud by the opposition and international community.

The 12-month inflation rate as of December 2024 is estimated at 39.8% (CFe), which is lower compared to the number recorded at the end 2023 (189.0%) and the annual average in the 2015-2019 hyperinflation period (28,193%). The last official 12-month inflation data corresponds to October 2024 (23.6%). The government abated the hyperinflation by permitting a de-facto partial dollarization of the economy and anchoring inflation expectations to exchange-rate dynamics. In 2024, the Venezuelan bolivar depreciated about 44.7% against the U.S. dollar, reaching 52.03 Venezuelan bolivars per U.S. dollar as of December 31, 2024, mostly during the second half of the year due to the uncertainty about the controversial results of the presidential elections.

Chile

In 2024 GDP growth bounced back at 2.5% after having stagnated in 2023 with 0.2% growth. This stood in line with the 2015-2019 average annual GDP growth rate of 2.4%. Economic activity was supported by domestic demand on the back of declining interest rates and rising employment and real wages, but activity remained lower than its historical trend, especially private investment. The unemployment rate averaged 8.5% in 2024, diminishing 0.1 p.p. against 2023 (8.6%) but above 2015-2019 average (6.9%).

The 12-month inflation rate reached 4.5% as of December 2024, increasing by 0.6 p.p. against the December 2023 12-month inflation rate (3.9%), mostly as a result of a 60% jump in electricity prices, which had been frozen since 2019. Inflation remains well above the 2015-2019 average 12-month inflation rate of 3.0%, which is also the monetary policy inflation target. Despite rising inflation, the central bank loosened its monetary policy by cutting rates throughout the year, from 8.25% to 5.0% in an effort to support economic activity, since elevated copper prices contained depreciation pressures. The fiscal deficit was at 2.9% of GDP in 2024, compared to 2.4% of GDP in 2023 and 2.5% on average in 2015-2019 average. In 2024 government debt reached 42.3% of GDP increasing from 38.9% of GDP in 2023 and 19 p.p. higher than the 2015-2019 average (23.3% of GDP). The current account deficit in 2024 reached 2.4% of GDP (CFe), showing an improvement of 1.1 p.p. against 2023 (3.5% of GDP) and of 1.2 p.p. compared to 2015-2019 average (3.6% of GDP). The Chilean peso depreciated against the U.S. dollar by 12% in 2024, reaching 992.0 Chilean pesos per U.S. dollar as of December 31, 2024, mostly as a result of persistent U.S. dollar strength, concerns about the trade and immigration policies of the new U.S. presidential administration, and declining local interest rates. Copper prices and lower political uncertainty partially offset the weakening of the Chilean currency.

Argentina

In 2024 GDP shrunk by 3.4% (CFe), following a contraction of 1.6% in 2023 and an annual average contraction rate of 0.2% between 2015 and 2019. The economic slump was a consequence of the implementation of a strict economic stabilization program intended to reestablish broken macroeconomic equilibrium. The program included a fiscal adjustment of 5.0 p.p. of GDP among other restrictive measures, all partially compensated by a rebound in agricultural production that was affected in 2023 by a severe drought. The unemployment rate averaged 7.9% in 2024 (CFe), which is 1.8 p.p. higher than in 2023 (6.1%) but 0.4 p.p. lower than the annual average rate between 2015 and 2019 (8.3%).

The 12-month inflation rate as of December 2024 reached 117.8%, reducing sharply against 2023 year-end (211.4%). However, it remains well above the annual average between 2015 and 2019 (38.8%). The central bank reduced its key interest rate from 100% to 32% throughout the year as the stabilization program evolved in line with expectations. The government’s fiscal balance recorded a 0.3% of GDP surplus in 2024, a remarkable turnaround from the 5.9% of GDP deficit in 2023 and the average annual deficit between 2015 and 2019 (4.8% of GDP). In 2024, government debt reached 82.5% of GDP (CFe), declining abruptly from 141.0% of GDP in 2023 (CFe), although remaining 15.1 p.p. higher than the 2015-2019 annual average (67.4% of GDP). The current account is expected to show a surplus of 0.6% of GDP in 2024 (CFe), which contrasts with the 2023 deficit of 3.2% of GDP and the annual average deficit of 3.2% of GDP between 2015 and 2019. The Argentine peso depreciated against the U.S. dollar by 27.7% in 2024, reaching 1,032.5 Argentine pesos per U.S. dollar as of December 31, 2024. As a part of the stabilization program, authorities defined a 2.0% monthly crawling peg devaluation in the official exchange rate market to reduce volatility and to anchor inflation expectations. In addition, the progressive loosening of exchange market restrictions generated a reduction in the gap between the official and parallel market exchange rates from 26.5% at end of 2023 to 14.9% at end of 2024. Finally, the Argentine government revived its $44 billion Extended Fund Facility arrangement with the IMF. The new operative fiscal and monetary targets under that arrangement were met, although the foreign reserves target was not.

Colombia

In 2024 GDP expanded by 1.7% (CFe), gaining momentum compared to the 0.6% growth in 2023 but underperforming the annual average GDP growth of 2.3% between 2015 and 2019. Higher dynamism was a result of the effect of declining rates in consumption and investment, fiscal spending and wage increases. The average unemployment rate stood at 10.2% in 2024 (the same 10.2% as in 2023), slightly above the annual average of 9.9% recorded between 2015 and 2019.

The 12-month inflation rate gradually declined to 5.2% in December 2024, 4.1 p.p. below the 12-month rate in December 2023 (9.3%) and closer to the average 12-month inflation rate of 4.7% between 2015 and 2019. However, inflation remained above the central bank inflation target of 3.0%, with inflationary pressures persisting as the prices of public services rose in response to the strong "El Niño" phenomenon in the first eight months of the year, which reduced hydroelectric generation capacity. The central bank lowered its key interest rate from 13.0% in December 2023 to 9.5% in December 2024. On the fiscal front, the central government’s deficit increased to 6.8% of GDP in 2024, up from a deficit of 4.3% of GDP in 2023 and twice the 2015-2019 average deficit (3.2% of GDP). Consequently, the government debt ratio reached 60.4% of GDP in 2024, increasing from 56.7% of GDP in 2023 and higher than the 2015-2019 average (47.2% of GDP). The current account deficit increased from 2.5% in 2023 to 2.6% of GDP in 2024 (CFe), below the annual average deficit of 4.4% of GDP between 2015 and 2019. The Colombian peso depreciated against the U.S. dollar by 15.3% in 2024, reaching 4,409.0 Colombian pesos per U.S. dollar as of December 31, 2024, due to persistent U.S. dollar strength, concerns about the trade and immigration policies of the new U.S. presidential administration, declining oil prices and concerns about local fiscal management.

Peru

In 2024, GDP growth stood at 2.9% (CFe) following a 0.4% contraction in 2023, slightly below the annual average growth rate of 3.2% between 2015 and 2019. The economic recovery was led by consumption, benefiting from higher purchasing power as inflation and interest rates fell, as well as by fiscal spending, increasing consumer confidence and reducing political and social contests. The unemployment rate averaged 6.5% in 2024, in line with the average rate in 2023 (6.9%) and the 2015-2019 period (6.5%).

The 12-month inflation rate as of December 2024 reached 2.0%, below the rate of 3.2% at the end of 2023 and below the average 12-month inflation rate of 2.6% between 2015 and 2019. The central bank cut its benchmark interest rate from 6.75% in December 2023 to 5.0% in December 2024. The fiscal deficit in 2024 is estimated at 3.6% of GDP, worsening by 0.8 p.p. compared to 2023 (2.8% of GDP) and above the annual average deficit of 2.2% of GDP between 2015 and 2019. In 2024 the government debt reached 33.3% of GDP (CFe), increasing from 32.9% of GDP in 2023 and 8.6 p.p. higher than the 2015-2019 average (24.7% of GDP). The current account recorded a surplus of 0.9% of GDP in 2024 (CFe), improving by 0.1 p.p. compared to 2023 (0.8% of GDP) and a positive number compared to an annual average deficit of 2.0% of GDP between 2015 and 2019. S&P downgraded the country’s sovereign rating to BBB-, placing the country at risk of losing its investment-grade rating because of the impact that political instability could have on long-term growth. The Peruvian sol depreciated against the U.S. dollar by 1.6% in 2024, reaching 3,764.0 Peruvian sols per U.S. dollar as of December 31, 2024, as a result of persistent U.S. dollar strength, declining interest rate differentials and concerns about fiscal management.

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

We estimate that, in 2024, variations in currencies (without considering the impacts of hyperinflationary countries) subtracted approximately 2.2 percentage points from the year-on-year growth in the Group’s consolidated revenues. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, and on our statement of cash flows, when translating the financial statements of subsidiaries located outside the eurozone into euro. In 2024 translation differences had a negative impact on equity attributable to equity holders of the parent of 959 million euros. In addition, our cash and cash equivalents decreased by approximately 191 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real relative to the euro. If the impacts of hyperinflationary currencies were considered, the adverse impact of variations in currencies on our consolidated results, statement of financial position and statement of cash flows would have been higher.
We estimate that in 2023 variations in currencies (without considering the impacts of hyperinflationary countries) contributed to the year-on-year increase in our consolidated revenues by approximately 0.2 percentage points. In 2023 translation differences had a positive impact on equity attributable to equity holders of the parent of 37 million euros. In addition, our cash and cash equivalents decreased by approximately 258 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Argentine peso relative to the euro.
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
Argentina is considered as a hyperinflationary economy since July 2018. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Argentina (Indice de Precios al Consumidor con Cobertura Nacional de Argentina) published by the Central Bank of Argentina, or where a definitive index is not available, the best estimation. On an annual basis, this rate was 117.8% for 2024, 211.4% for 2023 and 94.79% for 2022. The exchange rate used to convert items denominated in Argentine peso, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2024, 2023 and 2022, which were 1,032.5, 808.5 and 177.1 Argentine pesos per U.S. dollar, respectively.
Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Venezuela (Indice Nacional de Precios al Consumidor de Venezuela) published by the Central Bank of Venezuela, or where a definitive index is not available, the best estimation. On an annual basis, these rates are 61.5%, 189.8% and 174.3% for 2024, 2023 and 2022, respectively. The exchange rates used to convert items denominated in Venezuelan bolivar, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2024, 2023 and 2022, which were 81.85 bolivar digital per U.S. dollar (synthetic exchange rate), 159.45 bolivar digital per U.S. dollar (synthetic exchange rate) and 45.18 bolivar digital per U.S. dollar (synthetic exchange rate), respectively.

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

	2022 (1)	2023 (1)	2024 (1)	% change 2022 vs 2023	% change 2023 vs 2024
	Average	Average	Average	Average	Average
Pound Sterling	0.85	0.87	0.85	2.04%	(2.66%)
U.S. Dollar	1.05	1.08	1.08	2.89%	0.04%
Brazilian Real	5.42	5.40	5.81	(0.32%)	7.54%
Argentine Peso (2)	189.08	893.45	1,073.18	372.52%	20.12%
Peruvian Nuevo Sol	4.03	4.05	4.06	0.39%	0.31%
Chilean Peso	916.52	906.50	1,020.41	(1.09%)	12.57%
Mexican Peso	21.12	19.16	19.71	(9.30%)	2.88%
Venezuelan Bolivar Digital (2)	48.23	176.20	85.07	265.37%	(51.72%)
Colombian Peso	4,452.39	4,651.42	4,397.76	4.47%	(5.45%)
Notes:
Source: Central treasury bank of the respective countries, except with respect to the Venezuelan bolivar digital
(1)    These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro. The exchange rates between the euro and the Latin American currencies above are calculated by triangulation, using the U.S. dollar.
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

	2022	2023	2024
(Millions of euros)
Net cash from operating activities	11,763	11,649	10,994
Net cash used in investing activities	(5,327)	(4,286)	(5,223)
Net cash used in financing activities	(7,925)	(7,186)	(4,672)
In 2024, dividends amounting to 425 million pounds (512 million euros) were received from VMED O2 UK Limited compared to dividends of 1,000 million pounds (1,154 million euros) in 2023 and 800 million pounds (909 million euros) in 2022.
For details regarding our cash flows for the years ended December 31, 2022, 2023 and 2024, please see the Consolidated Statements of Cash Flows and Note 28 to our Consolidated Financial Statements.
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
In 2025, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations. We also expect to continue investing in TV and digital services to take advantage of the opportunities in the digital markets. We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.
We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments (including investment commitments with joint venture partners), our payment of dividends, shareholder remuneration and pre-retirement payment commitments.
We also have liquidity constraints related to debt service requirements in connection with our existing and future debt. As of December 31, 2024, we had gross financial debt of 38,782 million euros compared with 37,061 million euros as of December 31, 2023. For the amortization schedule of our consolidated gross financial debt as of December 31, 2024 and a further description of financing activity in 2024, see “—Anticipated Sources of Liquidity” below.
Our net financial debt decreased by 188 million euros to 27,161 million euros as of December 31, 2024, compared with 27,349 million euros as of December 31, 2023, due to a (i) positive adjusted free cash flow generation of 2,634 million euros (2,468 million euros if spectrum payments and financed spectrum payments without explicit interest were also included in adjusted free cash flow) and (ii) other factors totaling 850 million euros (highlighting the depreciation of various Latin American currencies, in particular the Brazilian real, against the euro). Factors that increased net financial debt in 2024 were (i) shareholder remuneration of 2,062 million euros, (ii) net financial investments of 1,068 million euros (corresponding mainly to the acquisition of Telefónica Deutschland shares) and (iii) spectrum payments of 166 million euros.
In nominal terms, as of December 31, 2024, 82.5% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.32% as of December 31, 2024 compared to 3.80% as of December 31, 2023.

For a reconciliation of net financial debt to gross financial debt, see “—Non-GAAP Financial Information—Net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments”.
The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2024. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities (1)	38,782	5,590	7,834	5,958	19,400
Lease liabilities (2)	8,303	2,226	2,786	1,828	1,463
Purchases and other contractual obligations (3)	11,548	4,204	4,008	1,441	1,895
Other liabilities (4)	2,189	576	1,613	—	—
Total	60,822	12,596	16,241	9,227	22,758
(1)Estimated future interest payments as of December 31, 2024 on our interest-bearing debt (not included above) are as follows: 1,308 million euros in 2025, 1,187 million euros in 2026, 1,045 million euros in 2027, 979 million euros in 2028, 888 million euros in 2029 and 6,932 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2024. This item includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (461 million euros), and those classified as non-current (2,605 million euros) (i.e., those with a positive mark-to-market). For a more detailed description of our financial derivative transactions, see Note 19 to our Consolidated Financial Statements. For details of the composition of this item, see “—Anticipated Sources of Liquidity”).
(2)This item includes lease liabilities calculated under IFRS 16. For a more detailed description see Note 20 to our Consolidated Financial Statements.
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
Commitments for short-term leases and low value leases amounted to 58 million euros as of December 31, 2024.
In addition, at December 31, 2024, we had short-term and long-term employee benefits provisions amounting to 1,073 million euros and 4,020 million euros, respectively, not included in the table above (see Note 24 to our Consolidated Financial Statements) and non-current and current account payables, such as trade payables, payables to suppliers of property, plant and equipment and payables for spectrum acquisitions, amounting to 1,850 million euros and 12,640 million euros, respectively (see Notes 21 and 22 to our Consolidated Financial Statements), not included in the table above.
In addition, at December 31, 2024, VMO2 had commitments amounting to 5,744 million euros related to purchase, programming, network and connectivity and other commitments not included in the table above (see Note 10 to our Consolidated Financial Statements).
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
We hold most of our cash and cash equivalents in demand and in various terms up to three-month time deposits in euro.
In recent years, we raised funds by issuing principally equity instruments (undated deeply subordinated securities and mandatory convertible notes) and debt securities, and we may issue additional equity or debt securities at any time. We have also raised funds through a series of asset divestitures. In 2024, the main sources of funds from divestitures came from the sale of Telefónica's entire stake in the share capital of China Unicom (Hong Kong) Limited.
Financing
The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2024 as stated in euro, excluding estimated future interest payments. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. The table below includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (461 million euros), and those classified as non-current (2,605 million euros) (i.e., those with a positive mark-to-market). For description of the liquidity risk we face, see Note 19 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 18 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2025	2026	2027	2028	2029	Subsequent years	Non-current total	Total
Debentures and bonds	3,559	2,046	4,019	2,006	2,422	17,203	27,696	31,255
Promissory notes & commercial paper	1,276	12	3	19	10	129	173	1,449
Total Issues	4,835	2,058	4,022	2,025	2,432	17,332	27,869	32,704
Loans and other payables	556	389	643	277	565	1,584	3,458	4,014
Derivative instruments	199	160	562	376	283	484	1,865	2,064
Total	5,590	2,607	5,227	2,678	3,280	19,400	33,192	38,782
Notes:
- Estimated future interest payments as of December 31, 2024 on our interest-bearing debt (not included above) are as follows: 1,308 million euros in 2025, 1,187 million euros in 2026, 1,045 million euros in 2027, 979 million euros in 2028, 888 million euros in 2029 and 6,932 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2024.
During 2024, we obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling 3,868 million euros at the Group level and 2,657 million euros were obtained by VMO2 (the joint venture in the UK with Liberty Global plc). Telefónica's financing activity was focused on maintaining a solid liquidity position, as well as refinancing and maintaining long-term debt maturities.
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
Availability of funds

At December 31, 2024, we had funds available (including cash and cash equivalents, undrawn lines of credit and current financial assets) totaling 20,868 million euros. This amount included: undrawn lines of credit for an amount of 11,017 million euros (10,634 million euros expiring in more than 12 months); cash and cash equivalents; and certain current financial assets.
We believe that, in addition to internal generation of funds, our working capital, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will allow us to meet our future capital requirements, including (according to our liquidity policy) gross debt maturities in the next 12 months.
For a description of our liquidity and undrawn lines of credit available at December 31, 2024, see Note 18 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 19 to our Consolidated Financial Statements.
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
Certain Latin American economies, such as currently Venezuela or Argentina, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and/or convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. Regarding the net repatriation of funds to Spain, 364 million euros from Latin America companies have been received in 2024.This amount includes aggregate dividend collections of 377 million euros and fees for 266 million euros, partially offset by loans and capital contributions made to subsidiaries in an aggregate amount of 279 million euros.
Credit Ratings
Our ability to use external sources of financing will depend largely on our credit ratings. We believe that we are well-positioned to raise capital in financial markets. However, negative conditions in the financial markets or a downgrade of any of the ratings of our debt or the Kingdom of Spain’s debt by any of Fitch, Moody’s and/or Standard & Poor’s may increase the cost of our future borrowings or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to general macroeconomic and political conditions (including sovereign credit rating prospects), the performance of our businesses in countries where we operate, our financial and shareholder remuneration policy, our shareholder structure, our M&A and divestiture policy, our ability to integrate acquired companies and our ability to refinance debt.
At December 31, 2024, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “BBB - stable outlook" from Standard & Poor's and “Baa3 stable outlook" from Moody's. During 2024, there were no changes in the long-term credit ratings by any of the three agencies. The latest changes in the credit ratings took place in 2020 when Standard and Poor’s revised the outlook to “negative“ from “stable” on April 1, 2020 and later, on November 20, 2020 downgraded the rating to “BBB- stable” from “BBB negative”. On November 7, 2016 Moody's downgraded the rating to “Baa3 stable” from “Baa2 negative” and on September 5, 2016 Fitch downgraded the rating to “BBB stable” from “BBB+ stable”.
In 2024, measures taken to protect the credit rating included active portfolio management through the voluntary public acquisition offer, and subsequent public delisting acquisition offer, for shares of Telefónica Deutschland. See “Item 4. Information on the Company—History and Development of the Company—Public Takeover Offers”. These transactions reinforce Telefónica’s strategy to focus on its core geographies and its strong commitment to the German market, one of the most attractive and stable telecom markets in Europe. The transactions also support Telefónica’s efforts to simplify the Group’s structure and are expected to enhance the euro-denominated cash flows generated in the Group.
In addition, Telefónica has undertaken an employee restructuring process, allowing for the capture of savings from 2024 onward. See “Item 6. Directors, Senior Management and Employees—Employees”.

In November 2024, Telefónica España Filiales reached an agreement with Vodafone España to incorporate a joint venture, whose main activity is the commercialization of a fiber to the home (FTTH) network for both companies in Spain.
Additionally, Telefónica maintains a solid liquidity position and conservative approach to debt refinancing, as the Group took advantage of the historical low refinancing rates in recent years to extend average debt life and smooth its maturity profile in coming years.
Intra-group Loans
We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2024, companies in the Telefónica Group owed Telefónica, S.A. a total of 2,307 million euros (2,057 million euros at December 31, 2023), including amounts due under intra-group loans and dividends distributed and uncollected at December 31, 2024. Funds provided by Telefónica, S.A. to its subsidiaries are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as dividends and asset disposals). For additional information, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Intra-Group Loans".
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
During 2024, Telefónica’s numerous technological innovation activities were focused on three main areas:
•Telecommunications networks. These activities aim at developing and integrating new assets and components into our networks and systems, with three main pillars: (i) high capacity and high energy-efficiency networks: next generation of mobile network technologies (evolution of 5G and 6G), network slicing, new in-home networks, open and disaggregated technologies (Open RAN, Open Broadband, TIP), Quantum Communications (QKD, PQC) integrating our quantum ring infrastructure and connecting it to the European infrastructure Euro-QCI; (ii) cloud-native and software-based network architectures: which enable us to have a more flexible network that is dynamically adaptable to the new requirements of digital services and customers, with the Telco Cloud (multi-cloud virtualization) initiative, leading ETSI-OSM project, contributing to the European Alliance for Industrial Data, Edge and Cloud, and launching the Spanish IPCEI-CIS project; and (iii) Data and Artificial Intelligence driven operations: leveraging new tools and available network data within every process and every domain (fixed and mobile access, transport and core) and cloud infrastructure, with early deployments in Brazil, Germany and Spain, and exploring the network Digital Twin in a TM Forum project.
•The development of new products and services which are carried out within the framework of the digital services strategy. Products and services for the mass market include: generative Artificial Intelligence solutions, new opportunities in the metaverse and the Web3, with a new cryptoasset management solution (operated by the Bit2Me exchange), and digital identity; in video and entertainment with new applications, advertising and payment capabilities, and digital cognitive marketing, using artificial intelligence preserving consumer privacy and our ethical principles, etc. Products and services for the B2B market include: the further development and promotion of Open Gateway, an industry-wide initiative that seeks to expose network APIs to service developers enabling a Network as a Service model, and UTIQ, a joint venture with three other European telecommunications operators that offers programmatic advertising solutions that do not use third-party cookies, as well as a wide portfolio of cloud and cybersecurity services, IoT platforms and connectivity, Big Data, Artificial Intelligence and blockchain, with vertical services tailored to industry sectors and public administrations, including quantum-safe IoT connectivity.
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
The total research and development ("R&D") expense in the Group for 2024 amounted to 647 million euros, 12.63% lower than the 741 million euros incurred in 2023 (656 million euros in 2022). These expenses represented 1.6%, 1.8% and 1.6% of the Group’s consolidated revenues for 2024, 2023 and 2022, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development ("OECD") manual.
During 2024, Telefónica filed 18 patent applications for new inventions, 16 of which were European applications, and two of which were international applications (PCT). All of them were registered through the Spanish Patent and Trademark Office (OEPM). During 2024 a total of 13 patent applications from former years were granted. These figures represent an increase of 5.9% in the number of patent applications for new inventions compared with the 17 patent applications in 2023 (14 in 2022), and a decrease of 64% in the number of patent applications granted compared with the 37 patent applications in 2023 (21 in 2022).
In addition, Telefónica filed a new utility model application in 2024 at the Spanish Patent and Trademark Office (OEPM).
Moreover, three new industrial design families related to Customer Premises Equipment with European scope were registered in 2024 through the European Union Intellectual Property Office (EUIPO) and in Argentina, Brazil, Chile, Colombia, Peru and the United Kingdom (in 2023 five new industrial designs were registered).
At the end of 2024, the Telefónica Group had a portfolio of 419 active patents, 138 industrial designs and nine utility models, resulting in a portfolio of 566 registered technological intangible assets (497 as of December 31, 2023).

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
Wayra has seven physical hubs serving nine countries in Europe and Latin America. Wayra manages its own corporate venture capital fund, investing in partnerships with other startup leaders in startups with a focus on the digital consumer market (digital home, entertainment, eHealth, fintech and energy), the B2B market (Artificial Intelligence, Internet of Things, cybersecurity, cloud and Big Data), next generation connectivity and Web3. Since 2022, Wayra also manages investment funds from other Telefónica Group companies like Vivo Ventures in Brazil and Íope Ventures from Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U.
In addition to direct investments, Wayra invests as a limited partner in a network of 14 leading venture funds in key markets, aiming to address the big challenges facing the telecommunications industry and create new businesses leveraging cutting edge technology to build strategic partners fully aligned with the Group’s global strategy. The most relevant of these funds is Leadwind, in which we act as anchor investor, targeting deep tech scale-ups in southern Europe and Brazil.
Telefónica has been engaged in Open Innovation for over 15 years. As of 2024, it has helped create and transform local entrepreneurship ecosystems in Europe and Latin America investing more than 240 million euros (including direct and indirect investments), in more than 1,100 startups, contributing to the creation of more than 10,000 highly skilled jobs.
Wayra invested in 37 startups in Europe and Latin America in 2024 for an aggregate total direct investment amount of 9 million euros, including new investments via Íope Ventures. Telefónica had interests in more than 530 active startups whereof 190 were working with Telefónica by the end of 2024.
Telefónica has invested in more than 1,100 startups, engaging more than 330 startups to work with Telefónica and its customers, generating through some of their solutions more than 520 million euros in revenues for the startups and more than 830 million euros in revenues for Telefónica.
In addition, in 2024 Telefónica Open Future maintained its entrepreneurship spaces in three countries, and continued its participation in Alaian, the Open Innovation initiative from ten major global telecommunication companies with an aggregate customer base of 1.5 billion and presence in 70 countries.
D. Trend Information
In 2024, the Telefónica Group faced negative impacts from foreign exchange movements as results were negatively impacted by the depreciation of currencies in the Latin American countries in which the Group operates, in particular the Brazilian real. Hyperinflationary countries had a positive contribution to year-on-year revenue growth in 2024.
The Group continued its strategic focus on network transformation, continuing to focus on 5G deployment in several segments.
Good B2C revenue performance was the result of the Group’s high-quality services, value propositions, and strong brands across markets. which more than offset the impact of adverse changes in foreign exchange. Wholesale and other revenues decreased y-o-y, mainly impacted by MTRs halving in Spain and Germany since the beginning of 2024 and the effect that changes in 1&1's business model had on Telefónica Germany.
Cost efficiencies were achieved in 2024 as a result of the Collective Redundancies Plan adopted by certain companies in Telefónica Spain in 2023.
In 2025, we expect negative impacts from foreign exchange movements in Latin America to continue and we expect intense market competition to continue as well. The Company has taken several steps designed to address these and other recent trends and to face future uncertainties, such as:
•First, while Telefónica has a long track record of generating cost efficiencies, we continue with the digitalization and automation of sales channels and customer care, process improvements and modernization and rationalization of the network, such as switching from copper to fiber and legacy switch-off. In 2024, Telefónica took steps to hedge through long-term price agreements / power purchase agreements (PPAs) and intends to increase the hedged ratio level of consumption for 2025 compared to 2024.
•Second, we expect certain selling price increases to continue in the coming year, partially in response to inflation in several markets and potentially, as a result of the imposition of tariffs by major economies. Telefónica believes telecom spending will be resilient to price increases as digitalization and digital communications remain important for Telefónica's customers. Notwithstanding this, some of the markets in which Telefónica operates have re-configured recently (e.g. Spain and the United Kingdom), due to new entrants, consolidation, or changes in control of existing players, raising risks of eventual price competition among operators, especially in basic connectivity offerings targeted at the lower end of these markets. Aiming at offsetting these potential risks and protecting margins, Telefónica continues to manage its operational cost base (i.e. hedging energy prices) and, overall, is focused on cost efficiencies across all functions.

•Third, Telefónica is facing an intense competition in the markets where it operates, through the entry of new competitors (either new players or providers of OTT Services), mergers of operators in certain markets (e.g., agreed merger of mobile operators Vodafone UK and Three UK in the United Kingdom and the completed merger of Orange and MásMóvil in Spain) and other changes in competitive dynamics in the different markets in Latin America (e.g., aggressive customer acquisition offers, with unlimited data and discounts on certain services). In order to combat this competition, Telefónica is focused on offering the best product and services to its customers, continuing to invest in improvements to its network and diversifying its revenue mix with adjacent businesses. These efforts include:
•Telefónica Empresas in Spain continues to advance in its proposals for the business segment. Positive developments on this front include the collaboration agreement with Microsoft to facilitate the adoption of Copilot+ PCs, Windows devices with integrated AI. This collaboration will allow Spanish companies to upgrade their workstations and improve their productivity through advance digital solutions.
•Energy: GUD Energía is a joint venture created in 2024 to capture the opportunities generated by the opening of the free market with a focus on the sale of personalized renewable energy solutions throughout Brazil, helping consumers to cut their energy bills.
E. Critical Accounting Estimates
Not applicable.
F. Non-GAAP Financial Information
In addition to those expressly defined in the IFRS, the management of the Group uses a series of measures in its decision-making that, it believes, provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
The non-GAAP financial measures included in this Annual Report are operating results before depreciation and amortization, operating results before depreciation and amortization after leases, net financial debt, net financial debt plus leases, net financial debt plus commitments, net financial debt plus leases plus commitments and adjusted free cash flow. We present below the definition of each of these non-GAAP financial measures together with a reconciliation to the most directly comparable financial measure defined by IFRS.

In 2024, Telefónica made updates to some of its non-GAAP measures. The purpose of these changes was to simplify and strengthen the alignment of the Group's financial objectives with the reported consolidated results, intending to facilitate the understanding of those results.
Following these changes, we use operating results before depreciation and amortization (previously called operating income before depreciation and amortization, or OIBDA) as the main operating performance measure for assessing the Group's objectives. In addition to operating results before depreciation and amortization, the Company has started to provide objectives related to operating results before depreciation and amortization after leases, as performance measures, in line with sector trends and taking into account the importance of leases in our operations.
Additionally, in 2024 Telefónica modified the definition of its free cash flow measure. The Group’s prior free cash flow measure deducted from net cash flow provided by operating activities (i) (payments on investments)/proceeds from the sale of investments in property, plant and equipment and intangible assets, net, (ii) dividends paid to non-controlling interests, (iii) payments of financed spectrum without explicit interest and (iv) lease principal payments, but it added back to net cash flow provided by operating activities payments for commitments related to employee benefits, which represented payments of principal of the debt incurred by Telefónica with those employees. The Group’s new adjusted free cash flow measure is different because:
–payments for commitments related to employee benefits are no longer added back to net cash flow provided by operating activities;
–spectrum payments are excluded from the deduction for (payments on investments)/proceeds from the sale of property, plant and equipment and intangible assets, net;
–hybrid instruments coupon payments are deducted from net cash flow provided by operating activities; and
–dividends received from VMO2 not tied to the free cash flow generated by VMO2 are deducted from net cash flow provided by operating activities (so that, among other things, adjusted free cash flow does not include cash inflows from possible recapitalizations of VMO2, which are decided annually based on market conditions).
We believe the adjusted free cash flow measure provides a clearer view of recurring available cash generation compared to our prior definition of free cash flow.
Our definitions of the debt indicators (net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments) have not been modified.
Operating results before depreciation and amortization and Operating results before depreciation and amortization after leases
Operating results before depreciation and amortization is calculated by deducting depreciation and amortization from the operating income.
Operating results before depreciation and amortization after leases is calculated by deducting from operating results before depreciation and amortization (i) amortization of rights of use (leases amortization) and (ii) financial expenses on lease liabilities.
The Group uses these measures internally to evaluate business performance, to establish operational and strategic objectives and in the budgeting process. Both measures are commonly reported and widespread measures among analysts, investors and other stakeholders in the telecommunications sector. However they are not financial measures defined in IFRS and may, therefore, not be comparable with other similar financial measures used by other companies. These measures should not be considered as substitutes for operating income.

The following table provides a reconciliation of our operating results before depreciation and amortization and operating results before depreciation and amortization after leases to the Group's operating income for the year for the periods 2024, 2023 and 2022:

Millions of euros	2024	2023	2022
Operating income	2,395	2,593	4,056
Depreciation and amortization	8,799	8,797	8,796
Operating results before depreciation and amortization	11,194	11,390	12,852
Amortization of rights of use (leases amortization) (Note 20)	(2,235)	(2,159)	(2,064)
Financial expenses on lease liabilities (Note 20)	(511)	(435)	(394)
Operating results before depreciation and amortization after leases	8,448	8,796	10,394

The following tables provide a reconciliation of operating results before depreciation and amortization and operating results before depreciation and amortization after leases to operating income (loss) for the Group and for each of the Group's segments for the years 2024, 2023 and 2022:

2024
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating income (loss)	2,412	539	1,642	(2,051)	(247)	100	2,395
Depreciation and amortization	2,202	2,226	2,474	1,651	281	(35)	8,799
Operating results before depreciation and amortization	4,614	2,765	4,116	(400)	34	65	11,194
Amortization of rights of use (leases amortization)	(577)	(688)	(594)	(370)	(26)	20	(2,235)
Financial expenses on lease liabilities	(51)	(66)	(281)	(112)	(4)	3	(511)
Operating results before depreciation and amortization after leases	3,986	2,011	3,241	(882)	4	88	8,448

2023
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating income (loss)	1,029	317	1,617	(47)	(289)	(34)	2,593
Depreciation and amortization	2,200	2,323	2,511	1,557	244	(38)	8,797
Operating results before depreciation and amortization	3,229	2,640	4,128	1,510	(45)	(72)	11,390
Amortization of rights of use (leases amortization)	(510)	(673)	(621)	(350)	(26)	21	(2,159)
Financial expenses on lease liabilities	(36)	(36)	(258)	(104)	(3)	2	(435)
Operating results before depreciation and amortization after leases	2,683	1,931	3,249	1,056	(74)	(49)	8,796

2022
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating income (loss)	2,431	263	1,363	159	(124)	(36)	4,056
Depreciation and amortization	2,157	2,295	2,369	1,799	218	(42)	8,796
Operating results before depreciation and amortization	4,588	2,558	3,732	1,958	94	(78)	12,852
Amortization of rights of use (leases amortization)	(410)	(636)	(563)	(454)	(22)	21	(2,064)
Financial expenses on lease liabilities	(15)	(16)	(238)	(123)	(2)	—	(394)
Operating results before depreciation and amortization after leases	4,163	1,906	2,931	1,381	70	(57)	10,394

Net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments
    As calculated by us, net financial debt includes:
(A) adding the following liabilities:
i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. Other liabilities included in "Payables and other non-current liabilities", "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and supplier financing for customer financing of terminal sales) and "Current tax payables", and
iii. Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale".
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
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2024 and 2023 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2023	12/31/2024
Non-current financial liabilities	33,360	33,192
Current financial liabilities	3,701	5,590
Gross financial debt	37,061	38,782
Cash and cash equivalents	(7,151)	(8,062)
Other current financial assets	(1,066)	(1,789)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (see Note 30 to the Consolidated Financial Statements)	(13)	(11)
Positive mark-to-market value of long-term derivative instruments	(1,940)	(2,605)
Other liabilities included in "Payables and other non-current liabilities"	1,750	1,818
Other liabilities included in "Payables and other current liabilities" and "Current tax payables"	446	532
Other assets included in "Financial assets and other non-current assets"	(1,481)	(1,093)
Other assets included in "Receivables and other current assets"	(711)	(794)
Mark-to-market adjustment by cash flow hedging activities related to debt	659	505
Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits	(205)	(122)
Net financial debt	27,349	27,161
Net lease liabilities	8,920	8,275
Net financial debt plus leases	36,269	35,436
Gross commitments related to employee benefits and associated economic hedging	6,159	5,215
Value of associated long-term assets	(114)	(120)
Tax benefits	(1,535)	(1,306)
Net commitments related to employee benefits	4,510	3,789
Net financial debt plus commitments	31,859	30,950
Net financial debt plus leases plus commitments (*)	40,779	39,225
(*) Includes assets and liabilities considered to be Net financial debt plus leases plus commitments related to employee benefits for companies classified as held for sale (see Note 30 to the Consolidated Financial Statements).

Adjusted free cash flow
The Group’s adjusted free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows (see Note 28 to the Consolidated Financial Statements) and deducting: (i) dividends received from VMO2 not tied to the free cash flow generated by VMO2, (ii) (payments on investments)/proceeds from the sale of investments in property, plant and equipment and intangible assets, net (excluding spectrum payments), (iii) dividends paid to minority shareholders, (iv) hybrid instruments coupon payments and (v) lease principal payments.
VMO2 adjustment:
As stated above, our adjusted free cash flow does not include, among other things, cash inflows from recapitalizations of VMO2, as we exclude from our “Net cash flow provided by operating activities” dividends received from VMO2 not tied to the free cash flow generated by VMO2. We calculate “Dividends received from VMO2 not tied to the free cash flow generated by VMO2” by first calculating VMO2’s free cash flow (deducting from VMO2’s net cash provided by operating activities (i) capital expenditures, net, (ii) principal payments on vendor financing and (iii) principal payments on leases, and adding back operating-related vendor financing additions). We then deduct from the VMO2 dividends received by Telefónica Group (i) the VMO2 free cash flow attributable to Telefónica’s shareholding (50% of the VMO2 free cash flow) and (ii) the impact of exchange rates on the VMO2 dividends received by the Telefónica Group to determine the dividends received from VMO2 not tied to the free cash flow generated by VMO2.

The dividends received from VMO2 not tied to the free cash flow generated by VMO2, which, as explained above, are excluded from our calculation of adjusted free cash flow, are detailed in the table below:

Millions of euros	2024	2023	2022
Net cash provided by operating activities	3,577	3,080	3,466
Capital expenditures, net	(1,775)	(1,652)	(1,786)
Operating-related vendor financing additions	3,771	2,886	2,072
Principal payments on vendor financing	(4,756)	(3,232)	(2,738)
Principal payments on leases	(232)	(252)	(232)
VMO2 free cash flow (100% VMO2)	585	830	782
of which: VMO2 free cash flow attributable to Telefónica’s shareholding 50%	292	415	391
VMO2 dividends received by Telefónica Group	512	1,154	909
less: VMO2 free cash flow attributable to Telefónica’s shareholding 50%	(292)	(415)	(391)
less: Impact of exchange rates (*)	(6)	(3)	11
Dividends received from VMO2 not tied to the free cash flow generated by VMO2	214	736	529
(*) Difference between the average exchange rate in the relevant period and the exchange rate as of the date of the dividend payment.

We believe that adjusted free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by our management. Nevertheless, adjusted free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows (see Note 28 to the Consolidated Financial

Statements) and adjusted free cash flow according to the new definition explained above for the periods 2024, 2023 and 2022:

Millions of euros	2024	2023	2022
Net cash flow provided by operating activities (Note 28)	10,994	11,649	11,764
except: Dividends received from VMO2 not tied to the free cash flow generated by VMO2	(214)	(736)	(529)
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 28)	(5,521)	(5,851)	(5,508)
except: Spectrum payments (Note 28)	46	128	27
Dividends paid to minority shareholders (Note 28)	(167)	(439)	(438)
Hybrid instruments coupon payments (Note 28)	(361)	(329)	(268)
Lease principal payments (Notes 20 and 28)	(2,143)	(2,114)	(1,996)
Adjusted free cash flow	2,634	2,308	3,052

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
During 2024, our Board of Directors met 15 times. As of February 27, 2025, our Board of Directors had met four times during 2025. As of February 27, 2025, our directors, their respective positions on our Board and the year they were first appointed were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. Marc Thomas Murtra Millar (1)	52	2025	2025
Vice-Chairmen
Mr. Isidro Fainé Casas (1)(2)	82	1994	2028
Mr. José María Abril Pérez (1)(3)(8)	72	2007	2026
Mr. Carlos Ocaña Orbis (1)(4)(6)(7)	44	2024	2025
Members
Mr. Ángel Vilá Boix (1)	60	2017	2026
Mr. Peter Löscher (1)(6)(7)	67	2016	2028
Mr. Olayan Alwetaid (5)	48	2025	2025
Ms. María Luisa García Blanco (1)(6)(7)	59	2018	2026
Ms. Verónica Pascual Boé (7)	46	2019	2028
Mr. Francisco Javier de Paz Mancho (1)(7)(8)	66	2007	2026
Mr. Alejandro Reynal Ample	51	2023	2028
Ms. María Rotondo Urcola (6)(8)	60	2021	2026
Ms. Ana María Sala Andrés (8)	57	2025	2025
Ms. Claudia Sender Ramírez (1)	50	2019	2028
Ms. Solange Sobral Targa (8)	52	2023	2028

(1) Member of the Executive Commission of the Board of Directors.
(2) Name of the shareholder represented or that has proposed their appointment: Criteria Caixa, S.A.U.
(3) Name of the shareholder represented or that has proposed their appointment: Banco Bilbao Vizcaya Argentaria, S.A.
(4) Name of the shareholder represented or that has proposed their appointment: Sociedad Estatal de Participaciones Industriales.
(5) Name of the shareholder represented or that has proposed their appointment: Green Bridge Investment Company SCS / Stc Group
(6) Member of the Audit and Control Committee.
(7) Member of the Nominating, Compensation and Corporate Governance Committee.
(8) Member of the Sustainability and Regulation Committee.

Board Committees
At February 27, 2025, the Committees of our Board of Directors and members thereof are as follows:
Executive Commission
Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by the Spanish Corporate Enterprises Act, under our Articles of Association, or under our Board Regulations. This Commission is made up of fewer directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. Marc Thomas Murtra Millar (Chairman), Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. Carlos Ocaña Orbis, Mr. Ángel Vilá Boix, Mr. Peter Löscher, Ms. María Luisa García Blanco, Mr. Francisco Javier de Paz Mancho and Ms. Claudia Sender Ramírez, with Mr. Pablo de Carvajal González, as Secretary. During 2024, the Executive Commission met 17 times and, as of the date of this Annual Report, had met four times in 2025.
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

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2024, the Audit and Control Committee met 14 times and, as of the date of this Annual Report, had met thrice in 2025. The members of the Audit and Control Committee are Ms. María Luisa García Blanco (Chairwoman), Mr. Peter Löscher, Mr. Carlos Ocaña Orbis and Ms. María Rotondo Urcola. Our Board of Directors has determined that all the members of the Audit and Control Committee meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
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
The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Peter Löscher (Chairman), Ms. María Luisa García Blanco, Mr. Carlos Ocaña Orbis, Ms. Verónica Pascual Boé and Mr. Francisco Javier de Paz Mancho. During 2024, the Nominating, Compensation and Corporate Governance Committee met 13 times, and as of the date of this Annual Report, it had met thrice in 2025.
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
The members of the Sustainability and Regulation Committee are Mr. Francisco Javier de Paz Mancho (Chairman), Mr. José María Abril Pérez, Ms. María Rotondo Urcola, Ms. Ana María Sala Andrés, and Ms. Solange Sobral Targa. During 2024, the Sustainability and Regulation Committee met 10 times, and as of the date of this Annual Report, had met twice in 2025.
Biographies of Directors
Mr. Marc Thomas Murtra Millar serves as the Chairman of our Board of Directors and Chief Executive Officer of the Company. He started his professional career in the nuclear industry at British Nuclear Fuels Ltd. in the UK and continued his professional career at the strategy consultancy DiamondCluster, where he worked for large technology companies. He has spent several years in the public service, where he was a specialist in Digital Strategy, Digital Transformation and Public-Private Partnerships. In this role he worked as Director General of Red.es, as well as Head of Cabinet of the Minister of Industry, Tourism and Trade of the Government of Spain. Additionally, he has been Managing Partner of Closa Investment Bankers, as well as Director of CREA Inversión, and has extensive knowledge of the technology sector. He was also Chairman of the Board of Directors of Indra

Sistemas, S.A from 2021 until 2025 and member of the Board of Ebro Foods, S.A. from 2022 until 2025. Currently, he is the Chairman of the Telefónica Foundation, Chairman of VMED O2 UK Limited, First Vice Chairman of Profuturo Foundation and Trustee of Caixa d'Estalvis i Pensions de Barcelona "la Caixa" Banking Foundation. In addition, Mr. Murtra is an associate professor of Financial Management, Financial Economics and Master of Science in Finance and Banking at the Pompeu Fabra University. Mr. Murtra holds a degree in Industrial Engineering from the Barcelona School of Industrial Engineering (ETSEIB) of the Polytechnic University of Catalonia. He also holds an MBA from the Leonard N. Stern School of Business at New York University.
Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banca Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). In 1982, he joined "la Caixa" as Deputy Executive General Manager, subsequently taking on various positions of responsibility. In April 1991, he was appointed Deputy Executive Managing Director and in 1999 rose to General Manager of the bank, before becoming Chairman from June 2007 to June 2014. He was also a member of the Board of Directors of CaixaBank, S.A. since 2000, presiding from 2011 until his resignation in 2016. Likewise, he was Chairman of Naturgy Energy Group, S.A. from September 2016 until February 2018, when he was appointed Honorary Chairman. Furthermore, he served as Director of Suez, S.A. from 2014 to 2020. Mr. Fainé is currently Chairman and Member of the Executive Commission of the Board of Trustees of the Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona la "Caixa”, Chairman of the Board and of the Executive Commission of Criteria Caixa, S.A.U., Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U. and Chairman of the Board of Trustees of the "la Caixa" Research Institute Foundation. He is also First Deputy-Chairman of the Board of Directors of ACS Actividades de Construcción y Servicios, S.A., Chairman of the Spanish Confederation of Savings Banks (CECA), Chairman of Fundación de las Cajas de Ahorros (Funcas) and Chairman of the World Savings Banks Institute (WSBI), and he serves as Special Advisor of the Board of the Bank of East Asia Limited. Additionally, he is Deputy Chairman of the European Savings Banks Group (ESGB) and Chairman of the Social and Philanthropic Council of WSBI-ESBG. He is currently the Chairman of the Spanish Confederation of Executives (CEDE) and of the Spanish Chapter of the Club of Rome. He is also Deputy-Chairman of the Royal Academy of Economic and Financial Sciences, Founder of the Financial Circle and member of several Board of Trustees of private and public entities of recognized prestige. He has also received numerous official recognitions, both nationally and internationally. Mr. Fainé holds a Doctorate degree in Economics from the Universidad de Barcelona, a Diploma in Senior Management from IESE Business School and an ISMP certificate in Business Administration from Harvard University. He is a member of the Royal Academy of Economics and Finance and of the European Royal Academy of Doctorate Holders.
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
Mr. Carlos Ocaña Orbis serves as Vice-Chairman of our Board of Directors. He started his professional career in 2003 as a Consultant at Economistas 2004, to later assume the position of Deputy Chief of Staff and Advisor to the Economic Office of the President of the Government (from May 2004 to April 2008). Also, he has been Director General of the Cabinet of the Ministry of Industry, Tourism and Trade (from May 2008 to December 2011) and a member of the Board of Directors of Paradores and Red.es (from June 2008 to December 2011). Currently, Mr. Ocaña is the Deputy to the General Director of Real Madrid CF (since July 2012), member of the Advisory Board of the Hermes Institute (since May 2023), member of the Strategy Committee of the PRISA Group and member of the Governing Council of the Real Madrid University School (since March 2023). Mr. Ocaña also serves as Secretary of the World Football Club Association (since November 2019) and member of the Monitoring Committee of the Forum of Forums Foundation (since December 2015). In addition, he is also a member of the Advisory Board of Google's ADEI Observatory (since march 2018) and co-director and professor of the Master's Degree in Digital Transformation and Technologies Applied to Sport at the Real Madrid University School (since October 2021). The academic facet of Mr. Ocaña is completed as a professor of Strategy and Business Model in the MBA at European University (since 2013), instructor of the PDG at IESE (in 2013), professor of Economic Environment in the Master's

Degree in Economics at the University of Vigo (from 2013 to 2017) and professor of Economics in the International Master's Degree in Public Affairs at the Menéndez Pelayo International University (from 2016 to 2018). Mr. Ocaña holds a degree in Economics, with specialization in Economic Analysis from the Complutense University of Madrid. Mr. Ocaña has a significant technological profile in which a Frontiers of Innovation and Entrepreneurship Program from the Massachusetts Institute of Technology (MIT) stands out. Likewise, Mr. Ocaña is the author and coordinator of the book "La transformación Digital de la Economía" (2017), and his curriculum is completed with a General Management Program (PDG) from IESE Business School (University of Navarra).
Mr. Ángel Vilá Boix serves as the Chief Operating Officer (COO) and as a Director of our Board of Directors. Previously, he served as the Chief Strategy and Finance Officer. Mr. Vilá joined Telefónica in 1997. He held positions of Group Controller, CFO of Telefónica Internacional, S.A.U. Group Head of Corporate Development and Chief Financial and Corporate Development Officer. In 2015, he was appointed Chief Strategy and Finance Officer. Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta. In the financial sector, he is member of the Board of Directors of Mediobanca SpA, and he has served on the Board of directors of Banco Bilbao Vizcaya Argentaria (BBVA) and on the Advisory Panel of Macquarie MEIF Infrastructure funds. In the TMT sector, he was Chairman of Telefónica Contenidos, Vice-Chairman of Telco Spa (Italy) and Board member of Endemol, Digital+, Atento, Telefónica Czech, CTC Chile, Indra SSI and Terra Lycos. Institutional Investor nominated Ángel Vilá as the Best CFO in European Telecoms in 2015. He was also honored with the Thomson Reuters Extel Pan-European Awards as Best CFO in Spain both in 2013 and 2014, as well as Best CFO for Telecommunications in Europe in 2014. He currently is member of the Advisory Boards of Telefónica de España, S.A.U. and Telefónica Tech, and a Trustee of the Telefónica Foundation. He is also member of the Board of Directors of VMED O2 UK Limited. Mr. Ángel Vilá holds an MBA from Columbia Business School where he studied with a Fulbright La Caixa fellowship. Prior to Columbia University, he graduated in Industrial Engineering from Universitat Politècnica de Catalunya in Barcelona.
Mr. Peter Löscher serves as a Director of our Board of Directors. Mr. Löscher was the President of Global Human Health and a member of the Executive Board of Merck & Co., Inc., CEO of GE Healthcare Bio – Sciences and a member of GE’s Corporate Executive Council. He was also COO and a member of the Board of Amersham Plc. He held a senior leadership position in Aventis and Hoeschst. Mr. Löscher is former Chairman of the Supervisory Board of OMV AG, Austria. From 2014 to 2016, he was the CEO of Renova Management AG. In the past, he was also Chairman and CEO of Siemens AG, among others, and until April 2022 Chairman of the Board of Directors of Sulzer AG. He was also Chairman of the Board of Trustees of Siemens Foundation, Member Emeritus of the Advisory Board of the Economic Development Board of Singapore, and Member of the International Advisory Council of Bocconi University. Since April 2020, he is Chairman of the Supervisory Board of Telefónica Deutschland Holding AG, member of the Supervisory Board of Philips, member of the Board of Thyssen-Bornemisza Group AG, Switzerland, and a non-executive member of the Board of Directors of Doha Venture Capital LLC, Qatar. He is also Honorary Professor at Tongi University Shangai and he holds the Grand Decoration of Honor in Gold of the Republic of Austria, the Order of Friendship of the Russian Federation and is a Knight Commander of the Order of Civil Merit of Spain. Mr. Löscher studied Economics at Vienna University of Economics, where he also received his MBA, and Business at the Chinese University of Hong Kong. He completed the Advanced Management Program (AMP) at Harvard Business School and an Honorary Doctorate of Engineering from Michigan State University and is a Doctor Honoris Causa of Slovak University of Engineering in Bratislava.
Mr. Olayan Alwetaid serves as a Director of our Board of Directors. Throughout his career journey with STC Group, he played several crucial roles, including Senior Vice President of the Consumer Business Unit and CEO of stc Bahrain. He also presided as the Chairman of several of stc's subsidiaries' Boards. Under his guidance, stc Group solidified its position as a prominent telecom operator in the MENA region and emerged as a dynamic force in the digital arena. Mr. Alwetaid is continuing to drive stc scale and scope expansion into adjacent sectors including leading big bets in Fintech, the Internet of Things (loT), cybersecurity, artificial intelligence (Al), and data centers. This expansion supplemented with several inorganic deals, including acquiring stake in Telefonica Group, highlights a significant shift from the traditional confines of the telecom industry. Mr. Olayan Alwetaid is the CEO of stc Group since March 2021. His international influence is evident through his positions as Chairman of the SAMENA Telecommunications Council, a Board Member of the GSMA, a Board Member of the King Abdulaziz City for Science and Technology (KACST), and a Board Member of The Saudi Tadawul Group. Mr. Alwetaid's educational background in electrical engineering from King Fahd University of Petroleum and Minerals serves as the bedrock for his professional expertise.
Ms. María Luisa García Blanco serves as a Director of our Board of Directors. Ms. García began her career in 1992 as a state attorney (abogado del estado). In 2002, she was appointed Deputy Director-General of Constitutional Law and Human Rights and state attorney-Head of the Constitutional Law and Human Rights Department as well as Agent of the Kingdom of Spain before the European Court of Human Rights. As Agent of the Kingdom of Spain she managed and coordinated the Spanish delegation composed of representatives from various Spanish Ministries and represented the Kingdom of Spain before various UN Committees in nonjudicial proceedings and individual claims and before the European Court of Human Rights (TEDH) in individual claims. As state attorney serving at the Constitutional Court, she has been involved in constitutional law proceedings such us claims for unconstitutionality and jurisdictional conflicts, appeals for protection of constitutional rights and other issues of unconstitutionality. Among other activities, she has been the Secretary of the Board of Directors of Sociedad Estatal de Infraestructuras Agrarias del Norte (SEIASA DEL NORTE) and, from 1999 to 2010, of its Audit and Control Committee. From 2010 to 2013, she served as a Director of Sociedad Estatal de Infraestructuras Agrarias (SEIASA). She served as a Director of Sociedad Estatal de Aguas de la Cuenca del Norte (ACUANORTE) between 2010 and 2013, and of Sociedad Estatal de Aguas de las Cuencas de España (AcuaEs) between 2012 and 2013. Furthermore, she has been involved in coordination and cooperation activities for the promotion and defense of human rights in Uruguay (2006), Colombia (2007 and 2008), Chile (2009) and Guatemala (2010). Additionally, in 2006 she was awarded with the Cross of Honor of the Order of St. Raymond of Penyafort. In October 2013 she left her position as state attorney and she is currently a partner at the law firm Salama García Blanco, SLP, which focuses on administrative, constitutional law, civil and commercial litigation, and arbitration matters, and provides legal advice to credit institutions. In 2014, she was appointed as Corresponding Member of the Royal Academy of Jurisprudence and Legislation. She was also President of the Committee of Experts of 65YMAS.COM between November 2020 and April 2023. Since 2021, she is member of the Advisory Board of Telefónica de España,S.A.U. She is currently Director of Ibercaja Banco, S.A., member of the CIMA Governance and Control Committee and President of the 65YMAS.COM Women's Expert Committee since April 2023. She holds a law degree from the University of Cordoba (Spain).
Ms. Verónica Pascual Boé serves as a Director of our Board of Directors. Ms. Pascual began her professional career at the international level in the strategic management department of Human Resources of the multinational industrial group Bouygues. In 2004, she joined the family firm ASTI, where she held different positions in the management of this company (technical management and sales management departments). At the end of 2006, she was appointed General Manager and in 2008 she decided to acquire the company. She has previously held various positions, including: Promoter and Founder of Burgos Digital Innovation Hub, of DIHBU (2018); President of the Industry Working Group 4.0 of the Castile and Leon Government (2016-2018); President of the Industry Committee 4.0 and Vice President of Talent Development of AMETIC (2016-2018); Member of the Advisory Council of the Quality Agency of the University System (2015-2016); Member of the Advisory Council of EAE Business School (2015-2016); Member of the Governing Council of APD Castile and Leon (2014-2015); Member of the Board of Directors of Empresa Familiar Castilla y Leon (2001-2013). Ms. Pascual is an entrepreneur who has led during 18 years a group of companies involved in digital transformation headed by ASTI Mobile Robotics Group, a company with affiliates in Spain, France, Germany, and the United States, engaged in the supply of autonomous vehicle systems for the automation of industrial processes in sectors such as the automotive, food, cosmetics, pharmaceuticals, and retail. Since August 2021, ASTI Mobile Robotics has been integrated into ABB Robotics and Ms. Pascual has moved to the position of Global Manager of Robótica Móvil Autónoma until January 2023. She also leads her family office, ALBP Corp, one of whose main objectives is the investment in technology-based projects. Currently, Ms. Pascual chairs the ASTI Technology and Talent Foundation, a foundation created for the development of STEM talent for young people from an early age, is Vice President of Endeavor Spain, and member of the global leadership network Eisenhower Fellowship (Global Eisenhower Fellow 2024). In addition, she is member of the Advisory Board of Telefónica Tech, Director of Telefónica Audiovisual Digital and Director of the companies GAM, Marsi Bionics and Viscofan.. Ms. Pascual has a degree in Aeronautical Engineering from the Polytechnic University of Madrid, a Master in Business Administration (MBA) from the College des Ingenieurs de Paris and an Executive Master in Positive Leadership and Strategy (EXMPLS) from IE Business School. She also has several postgraduate qualifications from INSEAD, Stanford, and Harvard Business School.

Mr. Francisco Javier De Paz Mancho serves as a Director of our Board of Directors. From 1984 to 1993 he was the General Secretary of Juventudes Socialistas and a member of the PSOE Executive Council. From 1990 to 1993, he was CEO of the Magazine “Revista Ciudadano”. From 1993 to 1996 he was secretary of the Spanish Consumers Association (Unión de Consumidores de España, UCE), General Manager of Internal Trade of the Spanish Ministry of Tourism and Commerce and Director of Tabacalera, S.A. From 1994 to 1996, he was Chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was Corporate Strategy Manager of the Panrico Donuts Group and Deputy Chairman. From 1998 to 2004, he served as Director of Mutua de Accidentes de Zaragoza (MAZ). From 2004 to 2006, he was Director of Tunel de Cadí, S.A.C. and from 2003 to 2004, he served as Chairman of the Patronal Pan y Bollería Marca (COE). From 2004 to 2007, he was Chairman of the National Company MERCASA. He has also been a member of the Board of Directors of the Economic and Social Board and its Permanent Commission. From July 2006 to November 2014, he was a member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras) and from 2008 to 2012 he was the Chairman of Atento Inversiones y Teleservicios, S.A.U. From July 2016 to December 2021 he was the Chairman of Telefónica Ingeniería de Seguridad, S.A.U. From April 2018 to April 2021 he was Director of Telefónica Móviles de Argentina, S.A. From July 2020 to May 2021 he was Director of Pegaso PCS, S.A. de C.V. (Mexico). From September 2016 to July 2020, he was Director of Telefónica Móviles México, S.A. Currently, he is Director of Telefônica Brasil, S.A. and of Telefónica Audiovisual Digital, S.L.U. and member of the Advisory Boards of Telefónica de España, S.A.U. and Telefónica Hispanoamérica. Mr. de Paz has a diploma in Publicity and Information and undertook studies in Law. He completed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).
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
Ms. María Rotondo Urcola serves as a Director of our Board of Directors. From 1989 to 2006 she was an Investment Analyst specializing in various sectors, particularly in the telecommunications sector, Macroeconomist, and Head of Equity Research Europe, at Santander Investment Sociedad de Valores y Bolsa. Previously, she worked for two years in New York at EXTEBANK and at the Spain-US Chamber of Commerce. From 2006 to 2016, she was Global Head of the Telecommunications, Media and Technology at Santander Global Banking and Markets. From 2017 to 2021 she was an independent Director of Indra. She is currently an independent Director of CACEIS Bank Spain, SANTANDER CACEIS LATAM HOLDO, Libertas 7 and Resister, S.A. in Chile. She also participates in the Advisory Board of the Nebrija University College of Economics and Business. Currently Ms. Rotondo is a member of the IE University's Advisory Board (since 2016) and is also Co-Director and professor in IE's Executive Sustainability Program, where she teaches classes on corporate governance and sustainability. Ms. Rotondo teaches Special Operations Communication in the Master Investor Relations at Bolsas y Mercados (BME) since 2014. She is also a lecturer in various forums and continues with her coaching/mentoring activities. Among the awards received, the most noteworthy are the following: Finalist 2016 TMT Finance EMEA, Best Corporate Finance Deal (OPA Orange-Jazztel); 1999-2002 Reuters-Institutional Investor, 1 Ranked European Telecom Analyst; 2001 Footsie- Actualidad Económica, 1 Ranked analyst all sectors in Spain 2001; 2000 Institutional Investors, First Equity Research team in Spain by Institutional Investors; and 1997 Vallehermoso Award, 1 Real Estate Analyst (Ladrillo de Oro 1997). Ms. Rotondo has a degree in Economics and Business Administration from the Complutense University of Madrid. She has received complementary training at various Institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard, Boston College, among others.
Ms. Ana María Sala Andrés serves as a Director of our Board of Directors. She joined Cortés Abogados in 2005 and has been a partner of the firm since 2014. She is the author of books and publications on Commercial Law. She has extensive experience in corporate practice, mergers and acquisitions, in the contract area, and in participating in national and international arbitrations. Ms. Ana María Sala develops her professional practice nationally and internationally. She has advised, in particular, on corporate governance and sustainability to Spanish listed and unlisted companies, has participated in the restructuring and refinancing of national and international corporate groups, has advised Family Offices in the development of their activities, has participated in IPOs and takeover bids, and has extensive practice in international arbitration. Currently, she is a non-director secretary of the Board of Directors of Indra and a non-director secretary of the Board of Directors of Sacyr, S.A. and she is also an assistant professor at Pompeu Fabra University and director of Law Studies at the Universidad Virtual UOC of Barcelona. Ms. Ana María Sala has a degree in Law from the Universidad Autónoma of Barcelona; Master's Degree in Comparative Law from the Universidad Autónoma of Barcelona; LL.M. University of California at Berkeley (USA); PhD in Law from the Pompeu Fabra University of Barcelona.
Ms. Claudia Sender Ramírez serves as a Director of our Board of Directors. She has held various positions in, among others, the following companies: (i) Director of Yduqs University (formerly known as Estácio) (2019-2021) (ii) Latam Airlines Group where she served as Vice President, Chief Customer Officer (2017-2019), CEO of LATAM Brazil (2013-2017), Vice President of LATAM Brazil (2011-2013); (iii) Whirlpool, S.A. where she served as Vice President of Marketing (2009-2011), Divisional Director of Marketing (2007-2009), and Manager of Strategic Planning (2005-2007); and (iv) Bain & Company Brazil where she served as a consultant specialising in Strategy (1998-2005). Currently, Ms. Sender is a Director of Holcim Ltd (since 2019); Director of Gerdau, S.A. (since 2019); Director of Amigos do Bem (since 2017), a Brazilian NGO dedicated to the eradication of poverty in the Northwest of Brazil; Director of Embraer, Empresa Brasileira de Aeronáutica, S.A. (since 2021); and Director of Albert Einstein Israeli Hospital and Ensina Brasil. She was previously a Director of Metalúrgica Gerdau, S.A. (2021-2023). In addition, she is member of the Advisory Board of Telefónica Tech and Telefónica Hispanoamérica. Ms. Sender has a degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and an MBA from Harvard Business School in Boston.
Ms. Solange Sobral Targa serves as a Director of our Board of Directors. She joined as an active member of CI&T since its incorporation more than 25 years ago. She has been a member of several Board of Directors, being an Independent Director of Unidas in Brazil from 2021 to 2022 and an Independent Director of Telefónica Brazil S.A. (VIVO) since April 2022, acting as well as a member of the Quality and Sustainability Committee since then and as a member of the Advisory Digital Security Committee since November 2023. She is also a member of the Advisory Board with WCD Brazil since April 2022 as well as with Brazilian Chambers in the UK from September 2023. She was a member of the Advisory Diversity Committee with ltaú, the largest bank in Latin America, from May 2021 to October 2023, when this subject was fully incorporated within the company's processes. Ms. Solange Sobral Targa became one of the directors with Bienal of Sáo Paulo in December 2023. Currently she is also Partner and Executive Vice President of CI&T, responsible for its expansion in EMEA, taking an active part in the acquisition and integration of Somo, a leading agency delivering digital products and solutions for major global brands. Ms. Solange Sobral Targa has a bachelor’s degree in Computer Science from the Universidade Federal de Sao Carlos and a master’s degree in Computer Science from the Universidade Estadual de Campinas.
Terms and Conditions of Executive Directors' Contracts
The contracts signed with the Executive Directors are for an indefinite term and include a non-competition clause. This clause implies that, once the relevant contract has been terminated and during the valid term of the clause (two years after the termination of the contract for any reason), the Executive Directors may not indirectly or directly render their services themselves or through others, either on their own behalf or through third parties, to Spanish or foreign companies that engage in the same or similar business activities as Telefónica.
As regards to the conditions related to the termination of contracts, the current Directors' Remuneration Policy approved by the General Shareholders’ Meeting held on March 31, 2023 (the "2023 Policy") provides for severance payments equal to two years' remuneration. In accordance with this policy, the contract of the new Executive Chairman, Mr. Marc Thomas Murtra Millar, signed in January 2025 provides for a termination indemnity of an amount equal to the aforementioned two annuities. Each annuity comprises the last fixed remuneration and the arithmetic mean of the last two annual variable remunerations received according to his contract.
With respect to the conditions related to the termination of the contract of the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, the 2023 Policy establishes the maintenance of the conditions of his previous contract, which provides for a severance payment of up to a maximum of four years' salary.
The contracts that currently regulate the performance of the Executive Directors’ duties and responsibilities are of a commercial nature and include clauses that are normally used for these kinds of contracts. These contracts have been proposed by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
In addition to the non-competition and severance pay terms and conditions explained above, a summary is provided below of the main terms and conditions of the Executive Directors’ contracts:

Executive Chairman and Chief Operating Officer
Term	Indefinite
Prior notice
There is an obligation to provide prior notice in the event of the contract being terminated due to a unilateral decision adopted by the Executive Director, being stipulated that he must notify such unilateral decision in writing with at least three months’ prior notice, except in cases of force majeure. If this obligation is not fulfilled, he must pay the Company an amount equivalent to the Fixed Remuneration for the period of prior notice not observed.

Exclusivity	During the term of the contracts, it is prohibited to sign (either directly or through intermediaries) any employment, commercial or civil contracts with other companies or institutions that engage in activities similar in nature to those of Telefónica.
Non-competition clause
The contract states the relationship is compatible with holding representative, administrative and management posts and other professional positions in other companies in the Telefónica Group or in any other undertakings unrelated to the Company when expressly notified to the Nominating, Compensation and Corporate Governance Committee and the Board of Directors.
On the other hand, it states that the relationship is incompatible, during the term of the clause (two years after the termination of the contract for any reason) with directly or indirectly rendering services, as an employee or on a self-employed basis, by themselves or through third parties, to any Spanish or foreign companies that engage in activities identical or similar to those of Telefónica.

Non-disclosure	While the relationship remains in force and also after the termination thereof, there is a non-disclosure duty regarding any information, data and any kinds of reserved and confidential documents they have knowledge of or to which they have had access as a result of performing their duties.
Compliance with the regulatory system	The contracts include the obligation to abide by the rules and obligations set out within Telefónica’s regulatory system, which are contained, among other regulations, in the Board of Directors Regulations and Telefónica’s Internal Stock Market Conduct Regulations.
Executive Officers/Management Team
At February 27, 2025, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. Marc Thomas Murtra Millar	Chairman of the Board of Directors and Chief Executive Officer	2025	52
Mr. Ángel Vilá Boix	Chief Operating Officer	2017	60
Mr. Pablo de Carvajal González	General Secretary, Secretary of the Board of Directors and Director Global of Regulation	2018	61
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer	2017	52
Mr. Eduardo Navarro de Carvalho	Chief Corporate Affairs and Sustainability Officer	2019	62
Mr. Juan Azcue Vich	Chief Strategy & Development Officer	2025	50
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit	2016	57
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
Ms. Laura Abasolo García de Baquedano is the Chief Finance and Control Officer of Telefónica, S.A. In addition, she is Head of Telefónica Hispam, Director of VMED O2 UK Limited and Member of the Advisory Board of Hispam and Telefónica de España, S.A.U. She started her professional career at Goldman Sachs International, in the area of Investment Banking in London. She joined Telefónica in 1999 as the Management Control Officer at Terra Networks, S.A., where she was also a member of the Executive Committee. In July 2005, she assumed the role of Management Control Officer at Telefónica, S.A. and in December 2007, she became Planning, Budgets and Management Control Officer. In March 2014, she joined the Executive Committee of Telefónica, S.A. and also assumed the responsibility for the Simplification Office. In 2016, she became responsible for the Consolidation and Accounting Policies, and Tax divisions of the company. In July 2017, she is appointed Chief Finance and Control Officer of Telefónica, S.A. In February 2020, she was appointed Chief of the Procurement and Supply Chain division and the Corporate Development division, holding this last position until September 2021. She holds a Degree in Economics and Business Administration from Deusto Business School and an MBA in International Businesses by the Norwegian School of Economics and Business Administration.
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
Mr. Juan Azcue is the Chief Strategy and Development Officer of Telefónica, S.A. He began his career in the Madrid office of KPMG in 1999, first in the audit area and later in the Corporate Finance team. In 2004 he joined the Mergers and Acquisitions team of Telefonica, S.A., where he participated in the execution of landmark transactions such as the acquisition of O2, the privatisation of Cesky Telecom and the acquisition of 50% of VIVO. In 2019 he took over the management of this area, and since then he has led the execution of strategic transactions such as the merger of O2 with Virgin Media in the UK or the sale of Telxius’ tower business. He holds a degree in Economics and Business Administration from the Complutense University of Madrid.
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
B. Compensation
Please see Note 29.g and Appendix II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2024.
Incentive Plans
Please see Note 27 to our Consolidated Financial Statements.

C. Board Practices
Please see “—Directors and Senior Management” above.
D. Employees
Please see “Headcount” in Note 26 to our Consolidated Financial Statements.
On December 28, 2023, certain subsidiaries of Telefónica Spain and the most representative trade unions signed the III Collective Bargaining Agreement, which runs until December 31, 2026 and can be extended for a further year, The aim of the agreement was to move towards a more digital, flexible company prepared for future challenges in a highly competitive context.
In addition, and in parallel, these subsidiaries agreed to execute the Collective Redundancies Plan, which provided for collective redundancies affecting up to a total of 3,420 employees. Employees who turned 56 years or older in 2024 and with a seniority of more than 15 years were able to adhere to the Collective Redundancies Plan. However, targets were established that resulted in limits on joining in critical areas or additional redundancies based on business reasons. These agreements were endorsed on January 3, 2024.
In "Personnel expenses" of the consolidated income statement for the year 2023, a provision of 1,320 million euros before taxes (see Note 24 to the Consolidated Financial Statements) corresponding to Telefónica Spain was recorded as of December 31, 2023, with no cash impact as of such date. The provision was mainly based on the present value of the estimated payment flows resulting from the Collective Redundancies Plan.
E. Share Ownership
At February 27, 2025, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 2,989,102 shares, representing approximately 0.052% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. Marc Thomas Murtra Millar	—	—	—
Mr. Isidro Fainé Casas	699,461	—	0.012
Mr. José María Abril Pérez	374,529	466,378	0.015
Mr. Carlos Ocaña Orbis	—	—	—
Mr. Ángel Vilá Boix	1,088,504	—	0.019
Mr. Peter Löscher	179,453	—	0.003
Mr. Olayan Alwetaid	—	—	—
Ms. María Luisa García Blanco	—	37,127	0.001
Ms. Verónica Pascual Boé	—	—	—
Mr. Francisco Javier de Paz Mancho	80,270	—	0.001
Mr. Alejandro Reynal Ample	—	—	—
Ms. María Rotondo Urcola	63,380	—	0.001
Ms. Ana María Sala Andrés	—	—	—
Ms. Claudia Sender Ramírez	—	—	—
Ms. Solange Sobral Targa	—	—	—
At February 27, 2025, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 1,177,242 of our shares, representing approximately 0.021% of our capital stock.
None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at February 27, 2025.
None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at February 27, 2025.
Please see Note 27 to our Consolidated Financial Statements for information on our share-based payment plans.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
General
At February 27, 2025, we had 5,670,161,554 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.
At February 27, 2025, according to information provided to us or to the Spanish National Securities Commission (Comisión Nacional de Mercado de Valores or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	% of voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Sociedad Estatal de Participaciones Industriales (1)	10.00	0.00	0.00	0.00	10
Criteria Caixa, S.A.U.(2)	9.99	0.00	0.00	0.00	9.99
Banco Bilbao Vizcaya Argentaria, S.A.(3)	4.93	0.00	0.00	0.00	4.93
Public Investment Fund (4)	0.00	9.97	0.00	0.00	9.97
BlackRock, Inc.(5)	0.00	3.09	0.00	1.20	4.29

(1)Based on the information provided by Sociedad Estatal de Participaciones Industriales (SEPI) for the 2024 Annual Report on Corporate Governance of Telefónica, S.A., as of December 31, 2024.
(2)Based on the information provided by Criteria Caixa, S.A.U. for the 2024 Annual Report on Corporate Governance of Telefónica, S.A., as of December 31, 2024. Likewise, and without this implying an incremental or additional participation, Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona, as the sole shareholder of Criteria Caixa, S.A.U., holds the same participation indirectly.
(3)Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for the 2024 Annual Report on Corporate Governance of Telefónica, S.A., as of December 31, 2024. Likewise, and in accordance with the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. that were owned by BBVA as of December 31, 2024, would increase by 0.231% without voting rights of Telefónica, S.A. share capital.
(4)Based on the information contained in the communication sent by Public Investment Fund to the CNMV on February 6, 2025, Public Investment Fund's indirect stake is held through Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company which in turn is controlled by Public Investment Fund).
(5)Based on the information notified by BlackRock, Inc. to the CNMV on November 25, 2024.

To the extent that our shares are represented by accounts in the book-entry form, we do not keep a shareholder registry and our ownership structure cannot be known precisely. Based on the information available to us there is no individual or corporation that directly or indirectly through one or more intermediaries may exercise any type of control over us. Nevertheless, we have certain shareholders whose holdings are considered material.
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
B. Related Party Transactions
During 2022, 2023 and 2024 through the date of this Annual Report, the Directors and senior executives did not enter into any transaction with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business, except for the transactions with parties related to Directors during fiscal year 2024 disclosed in Note 11 to the Consolidated Financial Statements.

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
Related Party Transactions with Significant Shareholders
One of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s-length terms. During 2022, 2023 and 2024 through the date of this Annual Report, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.
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
At December 31, 2024, as recorded in our parent company accounts, companies in the Telefónica Group owed Telefónica, S.A. a total of 2,307 million euros (2,057 million euros at December 31, 2023), including amounts due under intra-group loans and dividends distributed and uncollected at December 31, 2024.
In addition, at December 31, 2024, companies of the Telefónica Group and their associates had loaned to us (Telefónica, S.A.) a total of 38,930 million euros (40,576 million euros at December 31, 2023), of which 10,726 million euros (10,481 million euros at December 31, 2023) was loaned to us by Telefónica Europe, B.V. and 26,799 million euros (25,515 million euros at December 31, 2023) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 1,285 million euros (4,580 million euros at December 31, 2023) was loaned to us by Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States, and 120 million euros (no amount at December 31, 2023) was loaned to us by Telefónica Móviles Argentina, S.A.
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

The following unresolved legal proceedings or those underway in 2024 are highlighted (see “—(b) Tax Proceedings” below and Note 25 to the Consolidated Financial Statements for information on significant tax-related cases).
Appeal against the Decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently Telefônica Brasil, S.A.), together with other cellular operators, appealed ANATEL’s Decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Brasilia Federal Regional Court of the 1st Region granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this Decision with Brasilia Federal Regional Court of the 1st Region, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s Decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Brasilia Federal Regional Court of the 1st Region ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s Decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court of the 1st Region, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.
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
After receiving the expert report, Telefónica challenged its findings on April 30, 2023. Hearings with respect to this challenge were held in the High Court of Prague in November and December 2023.
On February 20, 2025 a hearing of closing arguments was held before the High Court of Prague.
Appeal against the resolution of ANATEL to sanction Telefônica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefônica Brasil filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the administrative process for determination of non-compliance with obligations (Processo Administrativo para Apuração de Descumprimento de Obrigações or "PADO") investigating alleged infractions of the Fixed Telephony Regulation by Telefônica Brasil.
This PADO investigation had been suspended during the negotiations of the conduct adjustment term (Termo de Ajustamento de Conduta or "TAC") between Telefônica Brasil and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefônica Brasil committed several infractions, specifically those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefônica Brasil is approximately 211 million Brazilian reals (approximately 33 million euros based on the exchange rate as of December 31, 2024), which amounted to approximately 663 million Brazilian reals after currency value updates and accrued interest as of December 31, 2024 (approximately 103 million euros based on the exchange rate as of December 31, 2024).
Telefônica Brasil appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.
In December 2024, Telefônica Brasil, ANATEL, the Brazilian Federal Court of Accounts and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the switched fixed telephone service concession contracts to an authorization instrument (the Self-Composition Agreement). See "Item 10. Additional Information—Material Contracts—Agreement signed between Telefônica Brasil S.A., National Telecommunications Agency (ANATEL), the Federal Court of Accounts (TCU), and the Federal Government through the Ministry of Communications". Once the Self-Composition Agreement is validated by the relevant court, the matter is expected to be closed without payment of a fine by Telefônica Brasil.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In the local arbitration brought by Colombia against Colombia Telecomunicaciones, on July 25, 2017, the local arbitration tribunal ordered Colombia Telecomunicaciones to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.
On August 29, 2017, Colombia Telecomunicaciones’s share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).
On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.
The ICSID tribunal was constituted on February 26, 2019.
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
On January 24, 2020, the tribunal dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending.
On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.
On November 2, 2020, Telefónica presented its response to Colombia's reply.
After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held.
On November 12, 2024, the tribunal issued an arbitration award favorable to the interests of Telefónica, determining that Colombia failed to comply with its obligation to grant fair and equitable treatment to Telefónica's investments under the applicable investment treaty and ordering Colombia to pay the amount of 380 million U.S. dollars (approximately 358 million euros at the exchange rate of November 12, 2024) plus compound interest at a rate of 5% per year as compensation for the damages caused (i.e., the entire principal amount and interest sought by Telefónica in the dispute). In addition, the tribunal ordered Colombia to pay Telefónica’s attorneys’ fees with respect to the arbitration proceedings, together with the corresponding interest.
On November 27, 2024, the Republic of Colombia filed a request with the ICSID to annul and suspend the award. According to ICSID procedures, the request for a stay of enforcement in the annulment proceeding provisionally suspends the enforcement of the award until the new tribunal decides on the request within a maximum period of 30 days from its constitution. As of the date of preparation of this Annual Report the new tribunal has not been constituted. The account receivable associated with this award, amounting to 544 million U.S. dollars (523 million euros based on the exchange rate as of December 31, 2024), is recorded under "Short-term credits".
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
On August 5, 2024, Millicom filed its appellate brief with the Appellate Division of the New York Supreme Court, and Telefónica filed its response on September 4, 2024.
On December 17, 2024, the Appellate Division issued a decision and order upholding Telefónica’s entitlement to summary judgment, but decided that the Supreme Court had calculated the prejudgment interest incorrectly and reduced the amount to be awarded to Telefónica accordingly.
On January 21, 2025, Telefónica filed an appeal against the decision of the Appellate Division of the New York Supreme Court.
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
It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered. Once the Tribunal was constituted, on February 9, 2023, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief, requesting the suspension of the administrative litigation (acción contencioso-administrativa or ACA) related to the income tax for the years 1998, 2000 and 2001, as well as the extension of the deadline for submission by Telefónica of the memorial or claim. Following response of Peru, on February 16, 2023, the Tribunal ruled to dismiss Telefónica's request for urgent injunctive relief, to establish the procedural calendar to process the request for injunctive relief and to grant Telefónica two additional weeks to file the memorial or claim.
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
On December 22, 2023, the Tribunal issued Procedural Order No. 6 concerning production of documents.
On March 29, 2024, Telefónica filed a reply on the merits, and on June 28, 2024, the Republic of Peru filed a rejoinder on the merits and a reply on jurisdiction.
On July 16, 2024, following the resignation of the arbitrator appointed by Peru, the Acting Secretary-General notified the parties of the vacancy on the Tribunal and the proceeding was temporarily suspended pursuant to ICSID Arbitration Rule 10 (2).
On August 12, 2024, the proceedings resumed under ICSID Arbitration Rule 12, following the appointment of the new arbitrator by the Republic of Peru.
On August 20, 2024, the defendant filed a submission on quantum.

The final hearing was held in the last weeks of February 2025.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2013)
In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services, which has been granted to Telefónica Brasil for a period of fifteen years.
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
As of December 31, 2024, the amount under litigation was 896 million Brazilian reais (139 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2015)
In 2015, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services, which has been granted to Telefónica Brasil for a period of fifteen years.
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
As of December 31, 2024, the amount under litigation was 229 million Brazilian reais (36 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
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
The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial defenses in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.
The trial was held between May and July 2022. On November 10, 2023 the court issued a judgment, concluding that none of the Defendants was in breach of either UK or EU competition law.

On April 10, 2024, P4U filed an appeal, and the Defendants filed a response on June 28, 2024.
The oral argument for the appeal is scheduled for May 2025.

Telefónica del Perú Ordinary Insolvency Procedure

On February 14, 2025 the Board of Directors of Telefónica del Perú, S.A.A. (“Telefónica del Perú”), with the aim of achieving an orderly restructuring of the liabilities of said company, resolved to invoke the Ordinary Insolvency Procedure, established under the Peruvian law (Ley General del Sistema Concursal) with respect to Telefónica del Perú. The invocation of said insolvency procedure is focused on the financial and operational restructuring within the framework of the applicable insolvency law. Thus, the protection of the insolvency framework, established by the Ley General del Sistema Concursal, will allow Telefónica del Perú for an orderly restructuring of liabilities with the arrangement of its creditors. In order to facilitate the invocation of the Ordinary Insolvency Procedure, Telefónica Hispanoamérica has granted a credit facility of up to 1,549 million Peruvian soles (approximately 394 million euros at an estimated average rate of 3.93 Peruvian soles per euro), subject to strict conditionality and with a maturity of 18 months, to meet exclusively operational cash requirements of Telefónica del Perú. The financial situation of Telefónica del Perú has been very negatively affected by tax contingencies that are more than 20 years old, as well as by administrative decisions that have placed the company in a competitive disadvantage within a particularly challenging market environment. In relation to the abovementioned tax contingencies, Telefónica is currently in arbitration before the International Centre for Settlement of Investment Disputes (ICSID). As previously informed to the market, Telefónica reiterated that Telefónica del Perú's liabilities are not guaranteed by any other company of the Telefónica Group. Telefónica will continue to explore strategic alternatives with regard to its investment in Telefónica del Perú. The Ordinary Insolvency Procedure was filed on February 25, 2025 with the National Institute of Competition and Intellectual Property (INDECOPI).

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
As a result of the ongoing inspection process and the years still to be inspected, at the end of the financial year 2024, it is not estimated that there will be a need to recognize additional liabilities in addition to those described in the Consolidated Financial Statements.
Constitutional Court Ruling on Royal Decree Law 3/2016
On January 18, 2024, the plenary session of the Constitutional Court of Spain ("TC") unanimously declared unconstitutional certain measures introduced by Royal Decree-Law 3/2016 of December 2 on corporate income tax. Specifically, the TC declared unconstitutional the setting of stricter ceilings for the offsetting of tax loss carryforwards, the introduction ex novo of a limit on the application of double taxation deductions, and the obligation to automatically integrate into the tax base of the tax the impairment of holdings that had been deducted in previous years. This ruling, following the trend of previous TC rulings, points out that, in the interest of legal certainty, the effects of the declaration of unconstitutionality are limited.
However, because Telefónica has submitted letters of request for rectification for the financial years 2016 onwards of both the consolidated self-assessment tax returns (Form 220) of the Tax Group 24/90 and the individual self-assessment tax returns (Form 200) of the Group companies affected by the measures deemed to be unconstitutional, Telefónica would not be affected by any such limitation on the scope of the declaration of unconstitutionality.
Furthermore, on December 21, 2024, Law 7/2024 of December 20 was published in the Official State Gazette (BOE), which, in addition to regulating a complementary tax ensuring a minimum global tax rate for multinational groups (transposing European Council Directive 2022/2523 of December 15), introduces other changes to the corporate income tax in order to reverse the effects of the partial annulment of the tax measures introduced by Royal Decree-Law 3/2016 of December 2.
With effect from tax periods starting on or after January 1, 2024 and not yet concluded at the time the Law 7/2024 comes into force, the mandatory reversal regime for impairments of securities on share capital or equity that had been fiscally deductible prior to 2013 is reinstated.
Specifically, the total amount of impairments that were deductible before 2013 and are pending reversal as of January 1, 2024 must be included in the tax base.

The reversal must be made, at a minimum, in equal parts during each of the first three financial years starting from January 1, 2024. It will be possible to offset the positive income arising from this mandatory reversal with tax loss carryforwards generated in years prior to 2021, without the application of the 25% and 50% limits mentioned in Note 25 to the Consolidated Financial Statements (although the general 70% limit will still apply).
As a result, the corporate income tax returns of the fiscal group in Spain for the years 2016 to 2021 will be affected by the aforementioned ruling. Given the current status of the litigation related to the corporate income tax for 2016-2017 before the Spanish National Court, and the conclusion of the tax inspection process for the years 2018 to 2021, it is expected that the Spanish tax authorities will issue the corresponding enforcement agreements when the inspection procedure concludes in 2025.
Accordingly, Telefónica, with the support of its external advisors, based on the applicable financial reporting framework, has taken into account the effects of the unconstitutionality of Royal Decree-Law 3/2016 and Law 7/2024, in its analysis of recoverability of deferred tax assets at the end of 2024, this resulted mainly in the reversal of impairment of portfolios that were tax-deductible in periods starting prior to January 1, 2013 and their integration in the taxable income base according to the provisions of Article 12.3 of Royal Decree-Law 4/2004 and the new Law 7/2024.
The effects are shown in the section "Main changes registered in 2024" in Note 25 to the Consolidated Financial Statements.
As a result of the execution of this TC ruling, as well as the ruling from the General Court of the European Union regarding the amortization of goodwill, Telefónica could once again have available (in addition to the 334 million euros described in Note 25 to the Consolidated Financial Statements), either in whole or in part, the following tax credits for tax loss carryforwards and deductions used in the assessments of those years: for tax loss carryforwards of the years 2002, 247 million euros; 2004, 21 million euros; 2011, 615 million euros; and 2015, 1,503 million euros; and for deductions: for double taxation for the years 2010 to 2020, 952 million euros; for reinvestment for the years 2003 and 2011 to 2013, 23 million euros; for investments from 2003 to 2013, 476 million euros; for donations from the years 2009 to 2018, 260 million euros; for fixed assets in the Canary Islands from 2010 to 2020, 101 million euros and due to the reversal of temporary measures from 2015 to 2020, 29 million euros.

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
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, was approximately 25,760 million Brazilian reais as of December 31, 2024 (approximately 4,002 million euros at the exchange rate on that date, see Note 25 to the Consolidated Financial Statements), 23,130 million Brazilian reais as of December 31, 2023 (approximately 4,323 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e., that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to federal income taxes for a total amount of 36,723 million Brazilian reais as of December 31, 2024 (approximately 5,706 million euros at the exchange rate on that date), compared to 30,379 million Brazilian reais as of December 31, 2023 (approximately 5,678 million euros at the exchange rate on that date), mainly related to the tax amortizations in Brazil in the years between 2011 and 2021 with respect to goodwill originated in the acquisitions of Vivo and GVT and their subsequent mergers with Telefónica Brasil. In relation to the tax amortization of goodwill in 2024, the last assessment received was for an amount of

4,018 million Brazilian reais (approximately 624 million euros at the exchange rate as of December 31, 2024). Telefónica Brasil has challenged the related assessments. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
There are other probable contingencies in relation to the federal income taxes for the total amount of 216 million Brazilian reais as of December 31, 2024 (approximately 34 million euros at the exchange rate as of December 31, 2024), compared to 198 million Brazilian reais as of December 31, 2023 (approximately 37 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.
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
During the 2024 financial year, the partial execution of the guarantees provided during the aforementioned proceedings from 1998 to 2001 has finally taken place, for a total amount of 1,105 million Peruvian soles, equivalent to 272 million euros at the 2024 average exchange rate.

The Company has recorded the necessary provisions for the contingencies considered probable, leaving as possible contingencies an amount of 517 million Peruvian soles as of December 31, 2024, or approximately 132 million euros at the exchange rate on that date (587 million Peruvian soles as of December 31, 2023, or approximately 143 million euros at the 2024 average exchange rate).
The total provision for tax litigation in Peru, following the payments made to date, as well as the use of credit balance and the restatement of interest, have led to the adjustment of the provision at December 31, 2024, which amounts, including the amount corresponding to the guaranteed letters paid and pending return, to 2,739 million Peruvian soles, or approximately 700 million euros at the exchange rate as of December 31, 2024 (3,117 million Peruvian soles as of December 31, 2023 or approximately 761 million euros at the exchange rate on that date).
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
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Colombia Telecomunicaciones (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2024, was 2,368 million euros.
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
As a result of the execution of this Sentence, in accordance with the opinion of the Company and its advisors as to the likely outcome of the aforementioned appeal, as well as that of the Constitutional Court on Royal Decree Law 3/2016, Telefónica could once again have available (in addition to the 334 million euros mentioned in the section "Main changes registered in 2023"), totally or partially, the tax credits for tax loss carryforwards and deductions described under "Constitutional Court Ruling on Royal Decree Law 3/2016" in Note 25 to the Consolidated Financial Statements.
The "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019, February 2021 and July 2023, the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, 2016 to 2018 and 2019 to 2020, respectively. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 13.4 million euros. All settlements have been appealed by the Company in the Spanish courts.
Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 480 million euros as of December 31, 2024 (419 million euros as of December 31, 2023).
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
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•The last ten years in the United Kingdom.
•The last nine years in Germany.
•The last seven years in Argentina.
•The last six years in Venezuela and Colombia.
•The last five years in Brazil, Mexico, Uruguay and the Netherlands.
•The last four years in Peru and Ecuador.
•The last three years in Chile and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.
(c) Other Proceedings
In October 2024, Telefónica Venezolana, C.A., Telefónica, S.A. and the United States Department of Justice (“DOJ”) entered into a Deferred Prosecution Agreement (“DPA”) to resolve a single charge of conspiracy to violate the anti-bribery provisions of the FCPA. The charge, made against Telefónica Venezolana, C.A., concerns conduct in and around 2014 and 2015 related to a Venezuelan government-sponsored currency auction.
Telefónica, S.A., is not a defendant in the matter but as parent company of the Telefónica Group has agreed to certain terms and conditions under the DPA.
The terms of the DPA include, among other things, requirements concerning a corporate compliance program, annual reports concerning that program during the term of the DPA and a monetary penalty of 85,260,000 U.S. dollars (approximately 81 million euros at payment date). The DOJ has agreed that if all the obligations under the DPA are fully complied with, then DOJ will seek dismissal with prejudice of the charge described above after the DPA concludes.
Dividend information and shareholders’ return
Dividend background
The table below sets forth the annual dividends declared per share and the year to which such dividends correspond. Generally, the dividend for a given year is paid in two tranches, one in the second half of the relevant year and the other during the first half of the following year.

Year ended December 31,	Dividends per share (euro)
2024 (1)	0.30
2023 (2)	0.30
2022 (3)	0.30
2021 (4)	0.30
2020 (5)	0.40
(1) Company’s shareholder remuneration in 2024 consists of paying a dividend of up to 0.30 euros per share. A cash dividend of 0.15 euros was paid on December 19, 2024. The second tranche of the dividend is expected to be paid in the second quarter of 2025.
(2) Company’s shareholder remuneration in 2023 consists of paying a dividend of up to 0.30 euros per share. A cash dividend of 0.15 euros was paid on December 14, 2023. The second tranche of the dividend of 0.15 euros per share was paid in cash on June 20, 2024.
(3) Company’s shareholder remuneration in 2022 consists of paying a dividend of up to 0.30 euros per share. A cash dividend of 0.15 euros was paid on December 15, 2022. The second tranche of the dividend of 0.15 euros per share was paid in cash on June 15, 2023.
(4) Company’s shareholder remuneration in 2021 consists of paying a dividend of up to 0.30 euros per share in scrip dividend: a scrip dividend of up to 0.15 euros was paid in December 2021, and a scrip dividend of up to 0.15 euros was paid in June 2022. A scrip dividend consists of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.
(5) Company’s shareholder remuneration in 2020 consists of paying a dividend of up to 0.40 euros per share in scrip dividend: a scrip dividend of up to 0.20 euros was paid in December 2020, and a scrip dividend of up to 0.20 euros was paid in June 2021. A scrip dividend consists of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

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
At December 31, 2024, 121,748,619 of our shares were held in the form of ADSs by 457 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 131,003,194 at December 31, 2023.
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
With regard to regulatory developments, the following legislative changes have taken place:
On March 11, 2005, Royal Decree-Law 5/2005 was approved, modifying the Law 24/1988 (first Ley de Mercado de Valores, rendered invalid with the approval of the Royal Legislative Decree 4/2015) in order to implement Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003, on the prospectus to be published when securities are offered to the public or admitted to trading (which amended the previous European Directive regulating requirements of prospectus –Directive 2001/34/CE–). The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses, so that the EU passport granted to an issuer, valid throughout the

European Union, also applies to the prospectus of such issuer; (ii) incorporates the application of the “country of origin principle”, by which the prospectus will be approved by the Member State of the European Union where the issuer has its registered office but introduces the possibility that, in certain circumstances (such as issues with high minimum denominations –1,000 euros or more–), the issuer may choose the relevant European Union competent authority (and thus, the relevant regulatory legal framework) for prospectus approval.
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
On January 24, 2024, the European Commission published its proposal for a new regulation on the control of foreign investments, which, in turn, will repeal Regulation (EU) 2019/452. The text, pending approval, would introduce changes in terms of the minimum content of the foreign investment control mechanisms that all EU Member States should establish — now on a mandatory basis — and in relation to the intra-community cooperation mechanism.
On January 8, 2025, a draft Royal Decree amending Royal Decree 1066/2007 was published for public consultation. The entry into force of this new regulation will extend the application of the tender offer regime to companies with shares admitted to trading on multilateral trading systems (“sistemas multilaterales de negociación”). This regulatory development, which was contemplated in the LMV since April 2023, is expected to be approved in the early months of 2025.
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
Description of Our Capital Stock
Description of share capital
At February 27, 2025, our issued share capital consisted of 5,670,161,554 ordinary registered shares with a nominal value of 1.00 euro each.
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
•In addition, effective November 19, 2020 and until December 31, 2026, the following persons will also be deemed to be “foreign investors”, provided they invest in listed companies or the investment value exceeds 500 million euros—for investments in private companies:

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
At December 31, 2024, we held 26,874,751 shares of treasury stock, representing 0.47397% of our capital stock. At December 31, 2023, we held 111,099,480 shares of treasury stock, representing 1.93201% of our capital stock. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return”.
At our annual general shareholders' meeting held on March 31, 2023, our shareholders extended their prior authorization to the Board of Directors to acquire our shares for an additional five years from the date of such meeting. The authorization also applies to companies under our control. Pursuant to the authorization, the aggregate nominal value of our shares held by us or any of our subsidiaries cannot exceed the limit established by applicable laws (which is, as of the date of this Annual Report, 10% of our outstanding capital).
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

C. Material Contracts
Football (soccer) License Agreements with LaLiga, UEFA and RFEF, respectively
On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the cycle comprising seasons 2021/2022, 2022/2023 and 2023/2024, (ending June 30, 2024).
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
The award initially included all seasons between the cycle 2022/2023 and 2026/2027 although the 2025/2026 and 2026/2027 seasons were subject to the CNMC lifting or modifying a resolution that limited the maximum duration of the contracts signed by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).
The award was made at a price of 520 million euros for each of the seasons. The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, which agreement was signed on January 19, 2022. This agreement was modified to adjust its duration to the CNMC Competition Directorate’s interpretation of the maximum length of contracts for the acquisition of exclusive sports rights (three years from signature) within the above referenced procedure (Expte. VC/0612/14). In this regard, LaLiga issued on December 29, 2023, a new tender regarding those same packages for seasons 2024/2025 (from January 20, 2025) and 2025/2026 and 2026/2027.
On January 19, 2024, Telefónica Audiovisual Digital, S.L.U. was awarded exclusive broadcasting rights for 5 matches per matchday of the Spanish First Division Football League National Championship for pay television in the residential market in Spain. Telefónica Audiovisual will have first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it has been awarded exclusive broadcasting rights of one matchday for the 2024/2025 season and 3 matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20, 2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons. The corresponding agreement between Telefónica Audiovisual Digital, S.L.U. and LaLiga was signed on June 2, 2024.
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
This is a non-exclusive agreement for five seasons, from 2022/2023 to 2026/2027. The agreed value amounts to 280 million euros for each of the seasons.

In addition, on July 29, 2022, Telefónica signed a new contract with LaLiga for the non-exclusive broadcasting of the channel that broadcasts matches of the Second Division of National Football Championship League for seasons 2022/2023, 2023/2024 and 2024/2025, with Telefónica’s unilateral option to extend for 2 additional seasons, with a variable cost that amounts to approximately 16 million euros per season. On February 28, 2024, Telefónica exercised an option to extend, and the agreement was extended for seasons 2025/2026 and 2026/2027.
Similarly, on August 4, 2022, a contract was formalized with LaLiga for the non-exclusive broadcast of the LaLiga TV Bar Channel for non-residential subscribers for the 2022/2023 season with a minimum guarantee of 29 million euros, being the final price variable. Likewise, the contract for the 2023/2024 season was signed on July 30, 2023, with a minimum guaranteed consideration of approximately 29 million euros. The contract for the 2024/2025 season was signed on July 28, 2024, with a similar minimum guaranteed consideration of 29.7 million euros.
On November 2, 2022, Telefónica was also awarded by Real Federación Española de fútbol (RFEF) exclusive pay television rights of Copa del Rey Competiton and Supercopa de España for seasons 2022/2023, 2023/2024 and 2024/2025.
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
On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. ("Asterion") and Telefónica Infra (T. Infra), the infrastructure unit of the Telefónica Group, reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra received a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.
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
On June 13, 2023, the data centers owned by Nabiax located in the Americas were sold to the investment fund Actis. T. Infra owns a 20% stake in Nabiax. After this transaction, Nabiax only owns data centers in Spain.
The data centers sold to Actis continue to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019, as Telefónica, S.A. waived its right to terminate the housing services contracts upon the sale of the data centers.
On June 10, 2024, Telefónica de España, S.A.U. and Nabiax’s subsidiary Digital DHF Iberia S.L signed an addendum to the agreement for the provision of housing services in Spain to, among other things, extend the validity of the agreement until July 2034, but only with respect to a data center in Alcalá de Henares.
In June 2024, Asterion began a process to sell its 80% stake in Nabiax. In accordance with the rights held by Asterion under the Nabiax Shareholders Agreement, Asterion negotiated the conditions of the sale and also exercised its drag-along right over the 20% stake in Nabiax owned by T. Infra. On November 7, 2024, a purchase and sale agreement for 100% of the share capital of Nabiax was signed with the investment fund Aermont Capital. The closing of the transaction is subject to obtaining regulatory approval and is expected to be completed in the first quarter of 2025, with Nabiax continuing to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019.
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
On April 24, 2024, Telefónica México and AT&T Mexico entered into an Amended and Restated Wholesale Access Services Agreement (“Amended Wholesale Agreement”). Under the Amended Wholesale Agreement, the term of the Wholesale Agreement was extended and AT&T Mexico agreed to continue providing wholesale wireless access to Telefónica México with respect to 3G, 4G, 5G and any other future technology available in Mexico.
The Amended Wholesale Agreement has a minimum duration of three years, expiring on November 20, 2027, and may be renewed for additional consecutive periods of three years.
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
The Shareholders' Agreement provides that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of VMED O2 UK Limited, contains provisions regulating the management of VMED O2 UK Limited, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and customary non-solicitation, non-compete and information sharing provisions. Likewise, the Shareholders' Agreement provides that each of Telefónica or Liberty Global will have the right to initiate an initial public offering (IPO) of VMED O2 UK Limited after the third anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the IPO on a pro rata basis. The Shareholders’ Agreement also included general restrictions on transfers of interests in VMED O2 UK Limited until the third anniversary of the closing of the transaction, subject to certain limited exceptions. After the third anniversary of the closing of the transaction, any of the shareholders may send a notice to the other shareholder to initiate an IPO process as set forth in the Shareholders’ Agreement, and after the fifth anniversary, each shareholder will be able to initiate a sale of VMED O2 UK Limited to a third party in accordance with certain drag-along procedures, subject to a right of first offer in favor of the other shareholder.
On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder’s corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder’s group would provide certain services, either on a transitional or ongoing basis, to VMED O2 UK Limited and its group. Finally, VMED O2 UK Limited and its group would also provide certain services to specific companies belonging to the corporate group of each of its shareholders.
Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited would be provided for terms initially ranging from 7 to 24 months (subsequently extended in some cases to terms up to 40 months) while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited would be provided for periods of two to six years, depending on the service. The services provided by the Telefónica Group to VMED O2 UK Limited, under the agreements as amended, consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefónica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.
Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the “VMED O2 UK Limited Trademark Licenses”). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefónica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.
The foregoing description of the Contribution Agreement, the Shareholders’ Agreement and the transaction does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement and Shareholders’ Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively hereto and which are incorporated herein by reference.
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
Agreement reached between Telefónica España Filiales, S.A.U. (Telefónica España Filiales), T. Infra, Vauban and Crédit Agricole Assurances for the establishment of Bluevia Fibra
On July 25, 2022, Telefónica España Filiales S.A.U, Telefónica Infra S.L.U. (T. Infra) and the consortium formed by Vauban Infrastructure Partners ("Vauban") and Crédit Agricole Assurances ("CAA") reached an agreement for the establishment of a company, Bluevia Fibra, S.L. ("Bluevia"), whose corporate purpose is the deployment and commercialization of a fiber-to-the-home (FTTH) network mainly in rural areas in Spain.
Once the relevant regulatory authorizations were obtained, the closing of the transaction took place on December 20, 2022.
After closing, the Telefónica Group holds 55% of the capital of Bluevia (30% through Telefónica España Filiales and 25% through T. Infra), with Vauban/CAA holding the remaining 45%. At closing, Bluevia purchased from Telefónica España 3.9 million already passed real estate units, and agreed to deploy 1.1 million additional units over the following 2 years after closing, reaching a total footprint of 5 million passed real estate units. The 3.9 million already passed real estate units acquired by Bluevia at closing represented 14% of Telefónica's FTTH network in Spain, with Telefónica España retaining ownership of the remainder of the network. In addition, as part of the transaction, the Telefónica Group entered into a series of service provision agreements with Bluevia which entail the mutual provision and receipt of services by/to Telefónica Group and Bluevia. As part of the transaction Telefónica Group contributed equity funds to Bluevia in the amount of approximately 1,247 million euros and the Vauban/CAA consortium acquired 45% of Bluevia from Telefónica España for 1,021 million euros in cash (see Note 2 to the Consolidated Financial Statements).
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
The business plan for the initial rollout to 5 million homes envisages an investment of approximately 4,500 million pounds sterling (approximately 5,426 million euros at the exchange rate at December 31, 2024). The three partners have funded their pro-rata share of equity funding for the construction, totaling up to 1,400 million pounds sterling (approximately 1,688 million euros at the exchange rate at December 31, 2024). In addition, nexfibre has entered into a facilities agreement with a consortium of banks for an amount of up to 3,300 million pounds sterling (approximately 3,979 million euros at the exchange rate at December 31, 2024).
As part of the transaction, InfraVia has made and will continue to make certain payments to Liberty Global and T. Infra, a portion of which will be linked to the progress of the construction of the network.
In support of its obligations to nexfibre, VMO2 continues to extend network build contracts with various providers.
Agreements between Telefónica de España, S.A.U. ("TdE"), Telefónica Móviles España, S.A.U. ("TME") and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. ("TSOL" and jointly with TdE and TME the "Telefónica España Companies") with Capgemini España, S.L., Inetum España, S.A., Indra

Soluciones Tecnologías de la Información S.L.U. and UTE "Indra Soluciones Tecnologías de la Información S.L.U., Inetum España S.A., Unión Temporal de Empresas Ley 18/1982 de 26 de mayo".
In March 2024, the Telefónica España Companies entered into separate contracts with each of (i) Capgemini España, S.L., (ii) Inetum España, S.A., (iii) Indra Soluciones Tecnologías de la Información S.L.U. and (iv) UTE "Indra Soluciones Tecnologías de la información S.L.U., Inetum España S.A., Unión Temporal de Empresas Ley 18/1982 de 26 de mayo" for the provision to the Telefónica España Companies of an IT transformation service (development, maintenance and operation of applications, and infrastructure engineering services, maintenance, and IT operations infrastructure), for aggregate consideration of 582 million euros. The counterparties’ obligations to Telefónica consist of application and infrastructure development and maintenance, as well as application and infrastructure operation regarding the IT transformation service.
The agreements each have a duration of 7 years and will be automatically extended up to a maximum of 2 additional years, absent prior notice by any of the parties).
Agreement reached by Telefónica España Filiales and Vodafone ONO to incorporate a joint company for the commercialization of a fiber-to-the-home (FTTH) network
On November 7, 2024, Telefónica España Filiales, S.A.U. (Telefónica España Filiales) reached an agreement with Vodafone ONO, S.A.U. (Vodafone España) to incorporate a joint company, whose main activity is the commercialization of a fiber to the home (FTTH) network for its shareholders, Telefónica España Filiales and Vodafone España, so that they can in turn provide retail and wholesale broadband access services.
The joint company is expected to cover approximately 3.6 million premises, with assets that are currently part of Telefónica de España’s FTTH network and that represent approximately 12% of its national network. It is estimated that the joint company will initially have around 1.4 million clients, which implies a penetration level of approximately 40%. As part of the transaction, the agreements required to be executed are the following: i) an investment agreement and transfer agreements, all of them already signed on November 7, 2024, and ii) a shareholders agreement, master service agreements, systems, monitoring and maintenance services agreement, and a corporate service agreement which regulates certain services of a diverse nature, all of which will be entered into on the closing date.
After the closing of the transaction, Telefónica España Filiales will hold a 63% in the joint company and Vodafone España the remaining 37%.
Agreement reached by VMED O2 UK Limited (VMO2) for sales of minority stakes in Cornerstone
On October 31, 2023, VMO2 reached an agreement to sell a 16.67% minority stake in its mobile tower joint venture, Cornerstone Telecommunications Infrastructure Limited (“Cornerstone”), to the UK-based infrastructure fund, GLIL Infrastructure LLP (“GLIL”).
The transaction closed on November 15, 2023, with VMO2 receiving approximately 360 million pounds sterling in cash (approximately 413 million euros at the exchange rate as of such date).
The sale was structured through a VMO2 holding company (“HoldCo”), which owned 50% of Cornerstone shares prior to the transaction. After the transaction, GLIL owned 33.33% of HoldCo and VMO2 the remaining 66.67% of HoldCo, leaving VMO2 with a 33.33% indirect stake in Cornerstone.
On November 27, 2024, VMO2 sold an additional 16.66% stake in HoldCo (i.e., an 8.33% indirect stake in Cornerstone) to Equitix Investment Management Limited ("Equitix") for consideration of approximately 186 million pounds sterling in cash (approximately 223 million euros at the exchange rate as of such date). After this second sale transaction, VMO2 owns 50.01% of HoldCo, GLIL owns 33.33% and Equitix owns 16.66%, leaving VMO2 with a 25.005% indirect stake in Cornerstone.
Under the new ownership structure, VMO2 continues to proportionally consolidate Cornerstone as a joint operation. As the majority shareholder of HoldCo, VMO2 will continue co-controlling Cornerstone, together with Vantage Towers, and continue to proportionally consolidate Cornerstone in its financial accounts.

Agreement signed between Telefônica Brasil S.A., National Telecommunications Agency (ANATEL), the Federal Court of Accounts (TCU), and the Federal Government through the Ministry of Communications.

On December 16, 2024, Telefônica Brasil, ANATEL, the Brazilian Federal Court of Accounts (the TCU) and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the STFC concession contracts to an authorization instrument (the Self-Composition Agreement).
The Self-Composition Agreement includes several key conditions: (i) Telefônica Brasil is required to make specific investments on terms established under the agreement; (ii) Telefônica Brasil must maintain the provision of fixed-line telephone services in certain locations without adequate competition within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to the concession at ANATEL or in the courts must be resolved, and Telefônica Brasil must withdraw any cases filed against the regulator; and (iv) Telefônica Brasil must commit to fulfilling public interest pledges for up to ten years as part of the adaptation process.
Completion of the migration to the authorization regime is conditioned upon the signing of a unified authorization term with ANATEL, compiling all previous licenses into one single title, which is expected to occur in the first quarter of 2025.
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
Preemptive Rights and Increases of Share Capital
Pursuant to the Spanish Corporations Law, shareholders have preemptive rights to subscribe for any new shares and for bonds convertible into shares. Such rights may not be available under special circumstances if waived by a resolution passed at a general meeting of shareholders in accordance with Article 308 of the Spanish Corporate Enterprises Act, or the Board of Directors, if authorized (Article 506 of the Spanish Corporate Enterprises Act). Further, such rights, in any event, will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which shares are issued as consideration. Such rights:

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
Passive foreign investment company rules
Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2024 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.
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
We are subject to the informational requirements of the CNMV and the Spanish Stock Exchanges, and we file reports and other information relating to our business, financial condition and other matters with the CNMV and the Spanish Stock Exchanges. You may read such reports, statements and other information, including the annual and biannual financial statements, at the public reference facilities maintained in Madrid and Barcelona. Some of our CNMV filings are also available at the website maintained by the CNMV at http://www.cnmv.es.
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

Item 12. Description of Securities Other Than Equity Securities
D. American Depositary Shares
The Depositary of our ADS program is Citibank, N.A., and the address of its principal executive office is 388 Greenwich Street, New York, New York 10013.
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
The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A. certain reasonable expenses related to our ADS program and incurred by Telefónica, S.A. in connection with the program (such as NYSE listing fees, legal and accounting fees incurred in connection with the preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by Telefónica, S.A. during 2024 for an amount of 5.5 million dollars (equivalent to 5.3 million euros, approximately). The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.
As part of its service to Telefónica, S.A., the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2024.

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Management’s Evaluation over Disclosure Controls and Procedures
As required by Rule 13a-15(b) under the Exchange Act, our Chief Executive Officer and our Chief Financial and Control Officer, after evaluating the effectiveness of Telefónica’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.
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
Telefónica’s management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed and those criteria, Telefónica’s management concluded that as of December 31, 2024, Telefónica’s internal control over financial reporting was effective.

Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm (PCAOB ID 1306), has issued a report both on the consolidated financial statements as of and for the year ended December 31, 2024 and on the effectiveness of Telefónica’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States). The report is included on page F- 2.
Changes in Internal Control Over Financial Reporting
There were no changes in Telefónica's internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, Telefónica's internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that all the members of the Audit and Control Committee (i.e., Ms. María Luisa García Blanco (Chairwoman), Mr. Peter Löscher, Mr. Carlos Ocaña Orbis and Ms. María Rotondo Urcola) meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
Item 16B. Code of Ethics
Telefónica is governed by a code of business conduct and ethics called the Telefónica's Responsible Business Principles (the "Business Principles”). The Business Principles are binding on all employees globally, including senior officers, in their daily operations and on the Company in its relations with its stakeholders. All employees have an obligation to inform themselves about and comply with these principles and complete the Business Principles Course once every three years. In 2024, 90% of Telefónica’s workforce completed the Business Principles Course.
According to the Business Principles all employees have a responsibility to act with integrity, transparency and commitment in order to generate a relationship of trust with our stakeholders. The Business Principles cover the following areas: (1) ethical and responsible management, (2) corporate governance and internal control, (3) respect for and promotion of human rights and digital rights, (4) our commitment to the environment, (5) innovation, development and responsible use of technology, (6) responsible communication, (7) our commitment to our customers, (8) our commitment to our employees, (9) our commitment to the societies in which we operate and (10) responsible supply chain management.
The Business Principles address all types of issues applicable to the daily activities of Telefónica and its employees, including, honesty, respect for the law, market transparency, taxation, fair competition, business assets, political neutrality, diversity and inclusion, labor rights, compensation, safety, health and well-being, career development and conciliation, responsible communication, continuous improvement of corporate governance, innovation, development and responsible use of technology, internal control and risk management, protection of our to shareholders` interest, anti-corruption, conflicts of interest, environmental management, energy and clime change, the circular economy, freedom of speech, privacy and security, Artificial Intelligence, eliminating obstacles, etc.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
At December 31, 2024, we held 26,874,751 shares of treasury stock, representing 0.474% of our capital stock. At December 31, 2023, we held 111,099,480 shares of treasury stock, representing 1.932% of our capital stock. These treasury shares were directly owned by Telefónica, S.A.
The table below shows the purchases of Telefónica shares made by or on behalf of Telefónica or any affiliated purchaser during 2024. These purchases were made in open-market transactions and none of the shares were purchased under a publicly announced plan or program.

Period of Fiscal Year	Total number of shares purchased	Average price paid per share (euro)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 1 to January 31	3,769,825	3.62	—	—
February 1 to February 29	5,521,437	3.67	—	—
March 1 to March 31	884,141	3.86	—	—
April 1 to April 30	3,507,637	3.97	—	—
May 1 to May 31	5,007,843	4.17	—	—
June 1 to June 30	3,481,727	4.14	—	—
July 1 to July 31	1,782,700	3.95	—	—
August 1 to August 31	3,180,001	4.08	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	2,722,837	4.16	—	—
December 1 to December 31	6,667,056	4.04	—	—
Total	36,525,204	3.96	—	—
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
We have had a Nominating, Compensation and Corporate Governance Committee since 1997, which is composed of four external directors. The functions, composition and competencies of this Committee are regulated by the Board of Directors’ Regulations and by the Regulations of the Nominating, Compensation and Corporate Governance Committee and are very similar to those required by the NYSE. The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three directors appointed by the Board of Directors. All members of the Committee must be external directors and the majority thereof must be independent. The chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent director, shall be appointed from among its members.
Additionally, we have a Sustainability and Regulation Committee, whose functions, composition and competencies are regulated by the Board of Directors’ Regulations.

Independence of the Board
As of the date of this Annual Report, we have 14 directors, out of which eight have been deemed independent by our Board of Directors attending to the director’s classification contained in Spanish Corporations Act (Ley de Sociedades de Capital). All our directors, with the exception of Mr. Marc Thomas Murtra Millar (our Chairman and Chief Executive Officer) and Mr. Ángel Vilá Boix (our Chief Operating Officer), are non-executive directors. We, in accordance with the Spanish Corporations Act, assess the independence of our directors. Among other things, independent directors: (i) shall not be, past employees or executive directors of any of the Group companies, unless three or five years have elapsed, respectively, (ii) shall not receive any payment or other form of compensation from us or our group on top of their directors’ fees, unless the amount involved is not significant, (iii) shall not be partners, now or on the past three years, in the external auditor or in the firm responsible for the audit report, (iv) shall not be executive directors or senior officers of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, (vi) shall not be spouses, nor partners maintaining an analogous affective relationship, nor close relative of any of our executive directors or senior officers and (vii) shall not stand in any of the situations listed in (i), (v) or (vi) above in relation to a significant shareholder or a shareholder with board representation.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Teléfonica has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Teléfonica’s securities by directors, senior management, and employees that we believe are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Teléfonica. A copy of Teléfonica’s insider trading policy is filed as Exhibit 11.1 to this report.
Item 16K. Cybersecurity
The digital ecosystem has facilitated the access of companies and users to a large amount of information, multiplying the ease and speed at which this information can be transmitted between different networks, companies, and countries. This volume of data implies an important advancement opportunity for society, but also a significant responsibility for companies that, like Telefónica, manage considerable amounts of personal, anonymous, or aggregate information. In addition to threats to the integrity and privacy of data, Telefónica may face network interruptions which could affect the quality of, or cause interruption to, the provision of its services. See “Item 3. Key Information—Risk Factors—Risks Related to Telefónica’s Business Activities—The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation”, “—Operational Risks—Information technology is key to the Group's business and is subject to cybersecurity risks" and “—Operational Risks—Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to our technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group’s business”.
Cybersecurity risks are considered to be one of the main risks within Telefónica’s risk management framework. For a discussion of the cybersecurity risks that may materially affect the business strategy, results of operations or financial condition of the Telefónica Group, see “Item 3. Key Information—Risk Factors—Operational Risks—Information technology is key to the Group's business and is subject to cybersecurity risks". To address these risks, the Group has adopted various lines of action which are led by its Security and Intelligence area, which coordinates with local Security areas in Group companies to periodically assess such risks and define specific mitigation plans.

The head of Security and Intelligence is the Global Director of Security and Intelligence, who has been delegated the authority and responsibility by the Company’s Board of Directors to establish the global strategy for the area of Security (including cybersecurity) by the approval of the Global Security Policy. He leads the development and monitors the implementation of the policy framework and global initiatives in this area. The Global Director of Security and Intelligence has extensive experience in intelligence, risks and threat management, and has held this position for eight years.
The Audit and Control Committee of the Board of Directors is responsible for risk oversight, including oversight of cybersecurity risks. The Audit and Control Committee is regularly informed by Internal Audit on the status of the Group's main risks, including cybersecurity risks, which are regularly assessed by the relevant management areas as part of the enterprise risk management process. In addition, at least once a year, and upon a demand by the Audit and Control Committee, specific reports focused on the status of the cybersecurity risks and the management of cybersecurity incidents are prepared and presented by the Global Director of Security and Intelligence to the Board of Directors, through the Audit and Control Committee. Further, the Global Director of Security and Intelligence reports on cybersecurity status, if requested, to the Sustainability and Regulation Committee.
A local Security Officer is appointed for each main Operating Business, covering all Telefónica Group companies. The Global Director of Security and Intelligence is responsible for proposing the relevant candidates for the approval by the corresponding administrative or management bodies of the companies. For purposes of government and coordination, we have a bimonthly security meeting presided over by the Global Director of Security and Intelligence, in which the heads of our business areas (including Compliance, Internal Audit, Legal, Technology and Operations and Human Resources) and the local Security Officers for each Telefónica Group company participate, in addition to local Security Subcommittees, that collaborate in the definition of global strategic initiatives and guidelines and implement them in each Telefónica Group company. In addition, Telefónica has a Security Advisory Board made up of external experts in the field of security and intelligence. These external experts provide advice to the Security and Intelligence area with the aim of ensuring that the Company follows best practices with respect to security and intelligence (including cybersecurity), improving efficiencies of capabilities and procedures and raising the quality of our strategy in these matters. In addition, the Security and Intelligence area leads the Global Digital Security Committee, in which several members of the Company’s Executive Committee participate.
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
In cases where a high severity cyber incident occurs, the Cyber Incident Analysis Team shall be constituted with the power to consider, on the basis of the information available, the relevance of information and publication obligations to market authorities regarding cyber incidents.The Cyber Incident Analysis Team shall be responsible for assessing the materiality of the cyber incident, in accordance with the concept of materiality to be used for the purpose of reporting to the appropriate market regulators.
During 2024, all identified security incidents were managed pursuant to our existing protocols for responding to incidents, and with appropriate communication to regulatory bodies when required by existing regulation. None of these incidents were considered to be material by the Cyber Incident Analysis Team.
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
Finally, we maintain, both locally and globally, various insurance programs to mitigate the impact of a potential incident. Specifically, we have coverage for cybersecurity risks that might cause loss of income, loss of customers, extra costs or digital asset recovery expenses, and cyber liability/technological errors and omissions coverage in the case of potential claims against us for damages caused to customers and other third parties. Although the scope of coverage is very broad, these insurance policies are subject to the policy terms, conditions, exclusions, limits, sublimits and deductibles and therefore we can provide no assurance that all losses related to a cybersecurity incident will be totally covered under our policies.

Part III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
Please see pages F- 5 through F- 221.
Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
2.1	Description of registrant's securities
4.1	2021 Long-Term Incentive Plan Terms**
4.2	2024 Long-Term Incentive Plan Terms
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix I thereto)
10.1	Contribution Agreement, dated May 7, 2020, by and among Telefónica, S.A., Telefonica O2 Holdings Limited, Liberty Global, plc., Liberty Global Europe 2 Limited and Liberty Global Holdco Limited *#
10.2	Shareholders Agreement, dated June 1, 2021, by and among Liberty Global plc, Liberty Global Europe 2 Limited, Liberty Global Holdco Limited, Telefónica, S.A. and Telefonica O2 Holdings Limited**#¥
11.1	Insider Trading Policy
12.1	Certification of Marc Thomas Murtra Millar, Chairman and Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Laura Abasolo García de Baquedano, Chief Finance and Control Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
97.1	Policy relating to recovery of erroneously awarded compensation***
101	Inline XBRL Instance Document — the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT
101.CAL	Inline XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
101.DEF	Inline XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
101.LAB	Inline XBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT
101.PRE	Inline XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021.
***	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
#	Schedules and/or attachments to the agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K but will be provided to the U.S. Securities and Exchange Commission or its staff upon request.
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

TELEFÓNICA, S.A.

By:	/s/ Marc Thomas Murtra Millar
Name: Marc Thomas Murtra Millar
Title: Chairman and Chief Executive Officer

TELEFÓNICA, S.A.

By:	/s/ Laura Abasolo García de Baquedano
Name: Laura Abasolo García de Baquedano
Title: Chief Finance and Control Officer
Date: February 27, 2025

Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telefónica, S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries composing the Telefónica Group (the “Company”) as of December 31, 2024 and 2023, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment assessment of cash generating units, including goodwill

As described in Notes 2, 3, 6, 7 and 8 to the consolidated financial statements, the Company's consolidated goodwill balance was €16,461 million as of December 31, 2024, arising from business combinations completed in the countries in which the Company operates. The Company’s intangible assets and property, plant and equipment related to its subsidiary Telefónica Argentina were €265 million and €734 million, respectively, as of December 31, 2024. Management conducts impairment tests for goodwill and non-current assets at least annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill and the non-current assets relate. Management calculates the recoverable amount of each cash-generating unit as the higher of fair value less cost to sell and value in use. In assessing value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors covering a three-year period including the closing year. Management’s cash flows projections included significant judgements when considering significant assumptions such as revenue growth, long-term margin of operating results before depreciation and amortization, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates. As per the circumstances described in Notes 6, 7 and 8, the impairment test resulted in the recognition of an impairment loss of €866 million on the goodwill related to different cash-generating units and €436 million and €838 million on the intangible assets and property, plant and equipment related to Telefónica Argentina, respectively.

The principal considerations for our determination that performing procedures relating to the impairment assessment of cash generating units, including goodwill, is a critical audit matter are the significant judgments made by management when developing the recoverable amount of the cash-generating units. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions, related to revenue growth, long-term margin of operating results before depreciation and amortization, long-term capital expenditure ratio, discount rate and perpetuity growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the determination of the recoverable amount of the Company’s cash-generating units. These procedures also included, among others, testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management, related to revenue growth, long-term margin of operating results before depreciation and amortization, long-term capital expenditure ratio, discount rate and perpetuity growth rate. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the current and past performance of the cash-generating units, (2) the sensitivity analysis performed by management, and (3) the sufficiency of the Company’s goodwill and non-current assets impairment disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate and the perpetuity growth rate assumptions.

Revenue recognition (unbilled revenue)

As described in Notes 3 and 14 to the consolidated financial statements, of the total gross revenue recognized by the Company for the year ended December 31, 2024, €2,844 million relates to services rendered and not yet billed. When the revenue billing cycle does not align with the consolidated financial statements closing date, management estimates the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on data obtained from different sources and revenue streams processed by the information systems and historical information.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls over the determination of estimated unbilled revenue and information technology general controls over the main systems involved in the process. These procedures also included, among others, (1) assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed including the accuracy and completeness of the underlying data, and (2) testing billings completed following the year-end for consistency with the estimates made.

Tax and regulatory proceedings in Telefonica Brazil

As described in Notes 3, 24 and 25 to the consolidated financial statements, the Company has recognized provisions related to income tax, other taxes and regulatory proceedings in Telefonica Brazil amounting €34 million, €314 million and €179 million, respectively, and has disclosed contingent liabilities related to income tax, other taxes, and regulatory proceedings amounting €5,706 million, €6,347 million and €476 million, respectively, as of December 31, 2024. The Company recognizes a provision for the pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, management concludes that it is not probable that a loss has been incurred in any of the pending litigation. In case of income tax pending litigations, management determines whether is probable or not that taxation authority will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. The Company discloses contingencies when management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax and regulatory proceedings in Telefonica Brazil is a critical audit matter are the significant judgments made by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assessment of the loss contingencies associated with litigations claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of recognition, measurement and disclosure of tax and regulatory proceedings in Brazil. These procedures also included, among others, (1) obtaining and evaluating the letters of audit inquiry with internal and external legal counsels, (2) evaluating the reasonableness of management’s assessment regarding favorable and unfavorable outcomes, and (3) evaluating the sufficiency of the Company’s disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the management’s assessment regarding unfavorable outcomes.

Measurement of the investment in VMED O2 UK Ltd

As described in Notes 3 and 10 to the consolidated financial statements, the Company's equity method investment in VMED O2 UK Ltd (VMO2) amounts to €7,641 million as of December 31, 2024. Management evaluates its investment in VMO2 for impairment if there is objective evidence that indicates that the net investment may be impaired including information about significant changes with an adverse effect that have taken place in the market or economic environment in which VMO2 operates and indicates that the investment may not be recovered. Management has assessed the recoverable amount of the investment using valuation techniques, including discounted cash flow model that requires significant judgments when considering significant assumptions such as revenue growth rate, long-term margin of operating results before depreciation and amortization, long-term capital expenditure ratio, discount rate and perpetuity growth rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the investment in VMED O2 UK Ltd is a critical audit matter are the significant judgments made by management in the discounted cash flow model, which in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions, related to revenue growth, long-term margin of operating results before depreciation and amortization, long-term capital expenditure ratio, discount rate and perpetuity growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the VMED O2 UK Ltd equity method investment. These procedures also included, among others, testing management's process for determining the value in use of its investment in VMED O2 UK Ltd; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of the underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management, related to revenue growth, long-term margin of operating results before depreciation and amortization, long-term capital expenditure ratio, discount rate and perpetuity growth rate. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the performance of the cash-generating unit compared with the strategic plan approved in the previous year, (2) the sensitivity analysis performed by management, and (3) the sufficiency of the Company’s impairment assessment disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate and the perpetuity growth rate assumptions.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

February 27, 2025

We have served as the Company’s auditor since 2017.

Consolidated Statements of financial position
Millions of euros	Notes	2024	2023
ASSETS
A) NON-CURRENT ASSETS		78,133	83,568
Intangible assets	(Note 6)	9,875	11,370
Goodwill	(Note 7)	16,461	18,708
Property, plant and equipment	(Note 8)	21,439	22,944
Rights of use	(Note 9)	7,907	8,448
Investments accounted for by the equity method	(Note 10)	8,375	8,590
Financial assets and other non-current assets	(Note 12)	7,403	7,268
Deferred tax assets	(Note 25)	6,673	6,240
B) CURRENT ASSETS		22,369	20,756
Inventories	(Note 13)	954	929
Receivables and other current assets	(Note 14)	10,445	10,132
Tax receivables	(Note 25)	970	1,193
Other current financial assets	(Note 15)	1,800	1,078
Cash and cash equivalents	(Note 16)	8,062	7,151
Non-current assets and disposal groups held for sale	(Note 30)	138	273
TOTAL ASSETS (A+B)		100,502	104,324

	Notes	2024	2023
EQUITY AND LIABILITIES
A) EQUITY		22,749	27,096
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	19,347	21,852
Equity attributable to non-controlling interests	(Note 17)	3,402	5,244
B) NON-CURRENT LIABILITIES		52,019	53,829
Non-current financial liabilities	(Note 18)	33,192	33,360
Non-current lease liabilities	(Note 20)	6,077	6,708
Payables and other non-current liabilities	(Note 21)	3,693	3,605
Deferred tax liabilities	(Note 25)	2,905	2,702
Non-current provisions	(Note 24)	6,152	7,454
C) CURRENT LIABILITIES		25,734	23,399
Current financial liabilities	(Note 18)	5,590	3,701
Current lease liabilities	(Note 20)	2,226	2,239
Payables and other current liabilities	(Note 22)	14,606	13,957
Current tax payables	(Note 25)	1,614	1,869
Current provisions	(Note 24)	1,665	1,596
Liabilities associated with non-current assets and disposal groups held for sale	(Note 30)	33	37
TOTAL EQUITY AND LIABILITIES (A+B+C)		100,502	104,324
The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros	Notes	2024	2023	2022
Revenues	(Note 26)	41,315	40,652	39,993
Other income	(Note 26)	1,692	1,541	2,065
Supplies		(13,377)	(13,298)	(12,941)
Personnel expenses	(Note 26)	(5,882)	(7,207)	(5,524)
Other expenses	(Note 26)	(12,554)	(10,298)	(10,741)
Depreciation and amortization	(Note 26)	(8,799)	(8,797)	(8,796)
OPERATING INCOME		2,395	2,593	4,056
Share of (loss) income of investments accounted for by the equity method	(Note 10)	(49)	(2,162)	217
Finance income		980	1,099	1,803
Exchange gains		2,199	1,837	2,910
Finance costs		(2,998)	(3,014)	(3,030)
Exchange losses		(1,970)	(1,826)	(2,996)
Net financial expense	(Note 19)	(1,789)	(1,904)	(1,313)
PROFIT (LOSS) BEFORE TAX		557	(1,473)	2,960
Corporate income tax	(Note 25)	(348)	899	(641)
PROFIT (LOSS) FOR THE YEAR		209	(574)	2,319
Attributable to equity holders of the parent		(49)	(892)	2,011
Attributable to non-controlling interests	(Note 17)	258	318	308
Basic (loss) earnings per share (euros)	(Note 26)	(0.06)	(0.20)	0.31
Diluted (loss) earnings per share (euros)	(Note 26)	(0.06)	(0.20)	0.31
The accompanying notes and appendices are an integral part of these consolidated income statements.

Consolidated Statements of comprehensive income	2024	2023	2022
Millions of euros
Profit (loss) for the year	209	(574)	2,319
Other comprehensive (loss) income	(1,120)	(43)	1,908
(Losses) gains from financial assets measured at Fair value through other comprehensive income	(11)	22	(29)
Income tax impact	5	(7)	9
	(6)	15	(20)
Gains (losses) on hedges	953	(624)	1,081
Income tax impact	(253)	151	(282)
Reclassification of (gains) losses included in the income statement (Note 19)	(863)	76	(704)
Income tax impact	221	(17)	181
	58	(414)	276
Gains (losses) on hedges costs	168	79	(59)
Income tax impact	(42)	(20)	15
Reclassification of (gains) included in the income statement (Note 19)	(10)	(9)	(9)
Income tax impact	3	2	2
	119	52	(51)
Share of (losses) gains recognized directly in equity of associates and others (Note 10)	(6)	(31)	65
Income tax impact	—	—	—
	(6)	(31)	65
Translation differences (Note 17)	(1,465)	270	1,562
Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss	(1,300)	(108)	1,832
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	129	(45)	102
Income tax impact	(38)	14	(32)
	91	(31)	70
Gains (losses) from financial assets measured at fair value through comprehensive income	81	113	42
Income tax impact	(1)	—	—
Reclassification to reserve of losses (gains) from financial assets measured at fair value through comprehensive income (Note 12)	110	24	71
	190	137	113
Share of (losses) recognized directly in equity of associates (Note 10)	(101)	(41)	(107)
	(101)	(41)	(107)
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss	180	65	76
Total comprehensive (loss) income recognized for the year	(911)	(617)	4,227
Attributable to:
Equity holders of the parent and other holders of equity instruments	(664)	(1,165)	3,519
Non-controlling interests	(247)	548	708
	(911)	(617)	4,227
The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reserve	Retained earnings	Fair value finan-cial assets	Hedges	Equity of associa-tes and others	Translation differences	Total
Financial position at December 31, 2023	5,750	3,751	(429)	7,550	1,059	24,895	(301)	313	(50)	(20,686)	21,852	5,244	27,096
Adjustment on initial application of new reporting (Note 17)	—	—	—	—	—	(224)	—	—	—	366	142	—	142
Financial position at January 1, 2024	5,750	3,751	(429)	7,550	1,059	24,671	(301)	313	(50)	(20,320)	21,994	5,244	27,238
(Loss) profit for the year	—	—	—	—	—	(49)	—	—	—	—	(49)	258	209
Other comprehensive income (loss) for the year	—	—	—	—	—	74	184	76	10	(959)	(615)	(505)	(1,120)
Total comprehensive income (loss) for the year	—	—	—	—	—	25	184	76	10	(959)	(664)	(247)	(911)
Dividends and distribution of profit (Note 17)	—	—	—	—	91	(1,784)	—	—	—	—	(1,693)	(145)	(1,838)
Net movement in treasury shares	—	—	13	—	—	(69)	—	—	—	—	(56)	—	(56)
Acquisitions and disposals of non-controlling interests and business combinations (Notes 2 and 17)	—	—	—	—	—	12	—	—	—	—	12	(1,450)	(1,438)
Capital reduction	(80)	(230)	310	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(249)	—	—	—	—	(249)	—	(249)
Other movements	—	—	—	—	—	3	—	—	—	—	3	—	3
Financial position at December 31, 2024	5,670	3,521	(106)	7,550	1,150	22,609	(117)	389	(40)	(21,279)	19,347	3,402	22,749
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reserve	Retained earnings	Fair value finan-cial assets	Hedges	Equity of associa-tes and others	Translation differences	Total
Financial position at December 31, 2022	5,775	3,824	(341)	7,550	1,059	27,698	(449)	725	(30)	(20,723)	25,088	6,620	31,708
Profit for the year	—	—	—	—	—	(892)	—	—	—	—	(892)	318	(574)
Other comprehensive income (loss) for the year	—	—	—	—	—	(26)	148	(412)	(20)	37	(273)	230	(43)
Total comprehensive income (loss) for the year	—	—	—	—	—	(918)	148	(412)	(20)	37	(1,165)	548	(617)
Dividends and distribution of profit (Note 17)	—	—	—	—	—	(1,698)	—	—	—	—	(1,698)	(345)	(2,043)
Net movement in treasury shares	—	—	(186)	—	—	(35)	—	—	—	—	(221)	—	(221)
Acquisitions and disposals of non-controlling interests and business combinations (Note 17)	—	—	—	—	—	—	—	—	—	—	—	(1,579)	(1,579)
Capital reduction	(25)	(73)	98	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(239)	—	—	—	—	(239)	—	(239)
Other movements	—	—	—	—	—	87	—	—	—	—	87	—	87
Financial position at December 31, 2023	5,750	3,751	(429)	7,550	1,059	24,895	(301)	313	(50)	(20,686)	21,852	5,244	27,096

Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684
Profit for the year	—	—	—	—	—	2,011	—	—	—	—	2,011	308	2,319
Other comprehensive income (loss) for the year	—	—	—	—	—	48	98	287	(94)	1,169	1,508	400	1,908
Total comprehensive income (loss) for the year	—	—	—	—	—	2,059	98	287	(94)	1,169	3,519	708	4,227
Dividends and distribution of profit (Note 17)	135	—	—	—	21	(1,223)	—	—	—	—	(1,067)	(411)	(1,478)
Net movement in treasury shares	—	—	(342)	—	—	(22)	—	—	—	—	(364)	—	(364)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	936	—	—	—	—	936	(155)	781
Capital reduction	(139)	(409)	548	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	—	—	—	—	—	(201)	—	—	—	—	(201)	—	(201)
Other movements	—	—	—	—	—	58	—	—	—	—	58	1	59
Financial position at December 31, 2022	5,775	3,824	(341)	7,550	1,059	27,698	(449)	725	(30)	(20,723)	25,088	6,620	31,708
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of cash flows
Millions of euros	Notes	2024	2023	2022
Cash received from operations	(Note 28)	48,856	47,314	46,925
Cash paid from operations	(Note 28)	(36,134)	(34,646)	(34,778)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(1,060)	(565)	(292)
Taxes (paid)/proceeds	(Note 28)	(668)	(454)	(92)
Net cash flow provided by operating activities	(Note 28)	10,994	11,649	11,763
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	(Note 28)	(5,521)	(5,851)	(5,508)
Proceeds/(payments) on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	220	1,004	(115)
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(189)	(252)	(1,628)
Proceeds on financial investments not included under cash equivalents	(Note 28)	1,413	1,432	2,967
Payments on financial investments not included under cash equivalents	(Note 28)	(1,196)	(1,475)	(2,575)
Net proceeds/(payments) for temporary financial investments	(Note 28)	50	856	1,532
Net cash flow used in investing activities	(Note 28)	(5,223)	(4,286)	(5,327)
Dividends paid	(Note 28)	(1,887)	(2,139)	(1,397)
(Payments)/proceeds from share capital (decrease)/increase with minority interest	(Note 28)	(57)	113	1,022
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(1,301)	(1,771)	(555)
Operations with other equity holders	(Note 28)	(346)	(329)	(268)
Proceeds on issue of debentures and bonds and other debts	(Note 28)	1,787	967	1,746
Proceeds on loans, borrowings and promissory notes	(Note 28)	1,760	1,707	839
Repayments of debentures and bonds and other debts	(Note 28)	(1,140)	(1,910)	(3,541)
Repayments of loans, borrowings and promissory notes	(Note 28)	(1,123)	(1,465)	(3,077)
Lease principal payments	(Note 20)	(2,143)	(2,114)	(1,996)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(222)	(245)	(698)
Net cash used in financing activities	(Note 28)	(4,672)	(7,186)	(7,925)
Effect of changes in exchange rates		(191)	(258)	156
Cash reclassified to assets held for sale	(Note 30)	3	(14)	—
Effect of changes in consolidation methods and others		—	1	(2)
Net increase (decrease) in cash and cash equivalents during the year		911	(94)	(1,335)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	(Note 16)	7,151	7,245	8,580
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 16)	8,062	7,151	7,245
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT THE BEGINNING OF THE PERIOD	(Note 16)	7,151	7,245	8,580
Cash on hand and at banks		6,265	6,653	7,353
Other cash equivalents		886	592	1,227
BALANCE AT THE END OF THE PERIOD	(Note 16)	8,062	7,151	7,245
Cash on hand and at banks		6,905	6,265	6,653
Other cash equivalents		1,157	886	592
The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the consolidated financial statements for the year ended December 31, 2024
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.
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
The accompanying consolidated financial statements for the year ended December 31, 2024 were approved by the Company’s Board of Directors at its meeting on February 26, 2025 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification to the consolidated financial statements.

Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements present fairly, in all material respects, the consolidated equity and financial position at December 31, 2024, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.
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
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2024 include the figures for 2023, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2022.
The main events and changes in the consolidation scope affecting comparability of the consolidated information (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.
Exchange rates evolution

Variation of average exchange rate vs euro
	2024 vs 2023	2023 vs 2022
Brazilian real	(7.0%)	0.3%
Pound sterling	2.7%	(2.0%)
New peruvian sol	(0.3%)	(0.4%)
Chilean peso	(11.2%)	1.1%
Colombian peso	5.8%	(4.3%)
Mexican peso	(2.8%)	10.3%

Variation of closing exchange rate vs euro
	2024 vs 2023	2023 vs 2022
Brazilian real	(16.9%)	4.1%
Pound sterling	4.8%	2.1%
New peruvian sol	4.8%	(0.7%)
Argentine peso	(16.7%)	(78.8%)
Chilean peso	(6.4%)	(5.7%)
Colombian peso	(7.8%)	21.6%
Mexican peso	(13.5%)	11.2%
In 2024, there was a negative impact on Equity attributable to equity holders of the Parent Company for translation differences amounting to 2,174 million euros (positive impact of 419 million euros in 2023) mainly due to the depreciation of the Brazilian real (see Note 17.f).
Valuation of non-current assets of Telefónica Móviles Argentina, S.A. (Telefónica Argentina)
In 2018 Argentina became a hyperinflationary economy. The annual inflation rates for 2024 and 2023 in Argentina were 117.8% and 211.4%, respectively (see Note 3.a).
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2024 financial statements is the official exchange rate as of December 31, 2024 which was 1,073.18 Argentine pesos per euro, compared to 893.45 Argentine pesos per euro at December 31, 2023 (a depreciation of around 17% per year). The Equity attributable to equity holders of the Parent Company increased by 899 million euros in 2024 due to the translation differences of the financial statements of Telefónica Argentina (see Note 17.f).
In 2024, Telefónica Argentina achieved the business plans in force during the year. However, high levels of inflation generated a very significant increase in the carrying amount of non-current assets, with an appreciation of the Argentine peso in real terms during 2024 of more than 80%. Thus, the inflation adjustment of intangible assets and tangible fixed assets of Telefónica Argentina in 2024 was 1,279 million euros (see notes 6 and 8).
For this reason, the Group has calculated the recoverable value of these assets as of December 31, 2024, with the following valuation assumptions:
•Revenue growth (average over business plan period): 8.8%
•Operating margin (average over business plan period): 20.4%
•CapEx to sales ratio (average over business plan period): 10.9%
•Discount rate (WACC): 17% (25% before tax)
•Perpetuity growth rate: 3%
As a result of this analysis, Telefónica's management has estimated that the recoverable value of the assets assigned to the cash-generating unit would be lower than their carrying amount as of December 31, 2024. The Group has recorded an impairment loss on intangible assets and property, plant and equipment, proportional to their net carrying amount, amounting to 436 million euros and 838 million euros, respectively (see notes 6 and 8).
The tax effect of the impairment losses recorded is a lower deferred tax expense due to the variation in temporary differences associated with these assets, amounting to 446 million euros (see Note 25).
Following the recording of these impairment losses, the carrying amount of Telefónica Argentina's net assets as of December 31, 2024 amounts to 1,175 million euros (1,149 million euros as of December 31, 2023).

The contribution of Telefónica Argentina to the consolidated revenues for 2024, after its conversion to euros, has been 2,226 million euros (1,237 million euros in 2023) and the contribution to the operating income, before the impairment losses described above, has been a loss of 84 million euros (a loss of 199 million euros in 2023).
On February 24, 2025, Telefónica sold all the shares that it held in Telefónica Móviles Argentina, S.A. (see Note 31).
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
On November 12, 2024 Telefónica obtained a favorable award regarding the investment dispute with the Republic of Colombia submitted to the International Centre for Settlement of Investment Disputes (“ICSID”) (see Note 29.a).
The Court has stated that the Republic of Colombia failed to comply with its obligation to grant fair and equitable treatment to Telefónica's investments under Article 2(3) of the APPRI, and has ordered it to pay the amount of 380 million U.S. dollars (approximately 358 million euros recorded in Other income, see Note 26) plus compound interest at a rate of 5% per year as compensation for the damages caused. Accrued interest as of December 31, 2024 amounts to 154 million euros (Note 19).
On November 27, 2024, the Republic of Colombia submitted to the ICSID an application for annulment and a request for suspension of enforcement of the award. In accordance with ICSID procedures, in these situations, enforcement of the award is provisionally suspended until a new court decides on the request, within a maximum period of 30 days since its constitution. At the date of preparation of these financial statements, the court has not been constituted, although its constitution is expected in the short term.
Following the legal analysis carried out, Telefónica's management considers that the award represents a firm right to collection, and therefore it has been recorded in the financial statements as of December 31, 2024.The amount owed by the Republic of Colombia as of that date is recorded in "Short-term credits" (see Note 15) of the consolidated statement of financial position.
VMED O2 UK joint venture
On June 1, 2021, the joint venture in the United Kingdom (see Note 10) owned 50% by Telefónica and Liberty Global plc called VMED O2 UK Limited ("VMO2"), was established.
Telefónica received dividends from VMO2 amounting to 425 million pounds sterling (approximately 512 million euros), 1,000 million pounds sterling (approximately 1,154 million euros), and 800 million pounds sterling (909 million euros) in 2024, 2023 and 2022, respectively (see Note 28).
The share of (loss) income of VMO2 accounted for by the equity method in the consolidated income statements of the Telefónica Group amounted to an income of 89 million euros in 2024, a loss of 2,030 million euros in 2023, and an income of 292 million euros in 2022 (see Note 10). The loss in 2023 included the effect of the impairment of goodwill recorded by VMO2 in the amount of 3,572 million euros with an impact of 1,786 million euros on the consolidated income statement of the Telefónica Group (see Note 10).
Acquisition of mobile assets of Oi Group
On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of Unidade Produtiva Isolada (UPI) Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brazil had been contributed, under the segregation plan stated in the Oi Agreement.
Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount, which was subject to adjustments, of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date). A payment of 4,885 million Brazilian reais (approximately 972 million euros) was made at closing of the transaction. The remaining amount, equivalent to 10% of the payment made on that date, is withheld subject to certain price adjustments and potential indemnification obligations contained in the purchase agreement for the acquisition of mobile assets of the Oi Group.
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
Agreement between Telefónica de España and Telefónica Infra with Vauban Infrastructure Partners and Credit Agricole Assurance for the establishment of Bluevia
In July 2022, an agreement was reached between Telefónica de España and Telefónica Infra with the consortium formed by Vauban Infrastructure Partners (Vauban) and Crédit Agricole Assurances (CAA) for the establishment of a company, Bluevia Fibra, S.L. for the deployment and commercialization of a fiber to the home network mainly in rural areas in Spain.
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
In addition, and in parallel, these subsidiaries agreed to execute the Collective Redundancies Plan, which provided for collective redundancies affecting up to a total of 3,420 employees. Employees who turned 56 years or older in 2024 and with a seniority of more than 15 years were able to adhere to the Collective Redundancies Plan. However, targets were established that resulted in limits on joining in critical areas or additional redundancies based on business reasons.
In "Personnel expenses" of the consolidated income statement for the year 2023, a provision of 1,320 million euros before taxes (see Note 24) corresponding to Telefónica Spain, based on the present value of the estimated payment flows resulting from the Collective Redundancies Plan.
Public Offers for the Acquisition of Shares of Telefónica Deutschland
On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public tender offer for shares of Telefónica Deutschland Holding AG (“Telefónica Deutschland”). The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024 (both inclusive).
At the date of the Offer announcement, Telefónica was the owner, directly or indirectly, of 71.81% of the share capital and voting rights of Telefónica Deutschland and, consequently, the Offer was announced on shares representing approximately 28.19% remaining.

On December 31, 2023, Telefónica owned 82.43% of the share capital of Telefónica Deutschland (70.58% as of December 31, 2022), having made direct purchases on the market for an amount of 816 million euros (see Note 27.h y 28).
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
On March 20, 2024, a public tender offer was launched with the aim of acquiring the shares of Telefónica Deutschland that were not directly or indirectly owned by Telefónica at that time (the “Tender Offer”). The consideration offered to Telefónica Deutschland shareholders was 2.35 euros in cash per share. The offer closed on April 18, 2024.
Once the tender offer was completed, and also combined with direct purchases on the market, Telefónica held 96.85% of the share capital and voting rights of Telefónica Deutschland.
These purchases made in 2024 have resulted in an increase of 28 million euros in the equity attributed to the parent company and a decrease of 1,057 million euros in the equity attributed to minority interests (see Note 17).
Impairment of Telefónica's assets in Peru and Ordinary Insolvency Procedure.
In 2024, an impairment loss of the entire remaining goodwill assigned to the cash-generating unit in Perú amounting to 226 million euros was recorded (see Note 7), as well as 34 million euros allocated to the fiber optics business in Peru (see Note 30). Additionally, until the carrying amount and the recoverable amount of the CGU are equal, an impairment loss of intangible assets has been recorded amounting to 54 million euros (see Note 6).
Likewise, in 2024, Telefónica del Perú has reversed deferred tax assets for loss carryforwards amounting to 91 million euros (see Note 25).
As a result of the above, as of December 31, 2024, the carrying amount of Telefónica del Perú's net assets amounts to 124 million euros.
Additionally, following the analysis of the recoverability of the assets of Pangea (the wholesale fiber optic company in Peru) at the end of 2024, an impairment of property, plant and equipment amounting to 108 million euros has been recorded, as well as a reversal of deferred tax assets amounting to 13 million euros (see Note 30).
On February 14, 2025 the Board of Directors of Telefónica del Perú S.A.A. with the aim of achieving an orderly restructuring liabilities of said company, resolved to invoke the Ordinary Insolvency Procedure of Telefónica del Perú, established under the Peruvian regulation (see Note 31). In order to facilitate the invocation, Telefónica Hispanoamérica has granted a credit facility of up to 1,549 million Peruvian soles (approximately 394 million euros), subject to strict conditionality and with a maturity of eighteen months, to meet exclusively operational cash requirements of Telefónica del Perú. The financial situation of Telefónica del Perú has been very negatively affected by tax contingencies that are more than 20 years old (see Tax litigation in Telefónica del Perú in Note 25), as well as by administrative decisions which have placed the company in a competitive disadvantage within a particularly challenging market environment. In relation to the abovementioned tax contingencies, Telefónica is currently in arbitration before the ICSID (see Note 29.a).
Telefónica del Perú’s liabilities are not guaranteed by any other company of the Telefónica Group.
Impairment of goodwill assigned to the Chilean CGU
In the Telefónica Hispam segment, an impairment of goodwill assigned to the cash-generating unit in Chile amounting to 397 million euros was recorded in 2024 (see Note 7).

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
Pursuant to the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, early adopted in 2024 (see section (o) below and Note 17), the Group determines whether the Venezuelan bolivar is exchangeable, and which spot exchange rate to use when exchangeability is lacking. Based on its assessment, the Group uses official rates to translate cash and cash equivalents in foreign currency and alternative estimated rates of exchange, based on inflation rates, to translate the remaining inflation-adjusted bolivar-denominated items in the consolidated financial statements. Prior to these amendments, in the absence of official rates considered representative, the Group’s policy required the use of an estimated exchange rate –referred to as synthetic exchange rate– to translate all items denominated in bolivars for the purposes of the consolidated financial statements.
The estimated exchange rate is calculated considering published inflation rates or, if unavailable, estimated rates. On an annual basis, these rates are 61.5%, 189.8% and 174.3% for 2024, 2023 and 2022, respectively.
The estimated exchange rate as of the closing date of each reporting period, amounts to 81.85 digital bolivars per U.S. dollar, 159.45 digital bolivars per U.S. dollar and 45.18 digital bolivars per U.S. dollar as of December 31, 2024, 2023 and 2022, respectively. In turn, the official reference exchange rate at December 31, 2024 was 52.027 VED/USD (35.959 VED/USD and 17.489VED/USD at December 31, 2023 and 2022, respectively).
As of the date of initial application of the amendments, January 1, 2024, the reference exchange rate amounted to 159.45 VED/USD whereas the estimated exchange rate amounted to 50.68 digital bolivars per U.S. dollar.
In 2018 Argentina became a hyperinflationary economy. In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2024, 2023 and 2022 is 7,694.0%, 3,533.2% and 1,134.6%, respectively, while on an annual basis the index for 2024 is 117.8% (211.4% and 95.0% in 2023 and 2022, respectively).
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2024 financial statements is the closing exchange rate as of December 31, 2024 which was 1,073.18 Argentine pesos per euro (893.45 and 189.08 Argentine pesos per euro at December 31, 2023 and 2022, respectively).
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
•The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of these types of assets in a third-party transaction for consideration (Customer base) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 3 and 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).
•Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.
e) Property, plant and equipment
Property, plant and equipment is carried at cost, net of government grants received, less any accumulated depreciation and any accumulated impairment in value.
Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept "Own work capitalized" of the line item Other income.
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
f) Impairment of non-current assets
All non-current assets, including goodwill and investments in associates and joint ventures, are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, provided that the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

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
Also, upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. The fair value assigned to the retained investment is determined on the basis of its business plan, including significant judgments when considering significant assumptions such as long-term margin of operating results before depreciation and amortization, long-term capital expenditure ratio, discount rate and perpetuity growth rate which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment.
The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors are taken into account, such as the situation of the macroeconomic environment, regulatory and competitive developments, technological obsolescence, the discontinuation of certain services as well as other changes in circumstances, that highlight the need to assess a potential impairment.
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
o) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2024 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2023, with the exception of the following amendments to existing standards issued by the IASB and endorsed by the European Union for application in Europe, which have been applied for the first time for the annual period commencing on January 1, 2024.
Early Adoption of Amendments to IAS 21: Lack of Exchangeability
The Group has elected to early adopt the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, concerning the lack of exchangeability of currencies, issued by the IASB in August 2023 and endorsed by the EU for application in Europe in November 2024.
These amendments require an entity to apply a consistent approach to assessing whether a currency is exchangeable into another currency at a measurement date and for a specified purpose, and to determining the appropriate spot exchange rate to use in cases where exchangeability is absent.
The Group operates in Venezuela, an environment with significant foreign exchange controls and restrictions established by the authorities, considered as a hyperinflationary economy since 2009. In accordance with the amendments, the Group has assessed the exchangeability of the Venezuelan bolivar to determine the appropriate exchange rate for consolidation purposes. Pursuant to the amendments, the Group uses official rates to translate the cash and cash equivalents in foreign currency balance, and alternative exchange rates based on published inflation rates (or, if unavailable, estimated rates) to translate the remaining inflation-adjusted bolivar-denominated items in the consolidated financial statements. The application of these amendments enhances transparency and accuracy in the presentation of the economic and financial position of the Group’s Venezuelan operations.
Adopting these amendments has not required retrospective adjustments to comparative information for prior periods. Instead, at the date of initial application, January 1, 2024, the Group is required to translate the affected amounts at appropriate spot exchange rates with an adjustment to retained earnings and to translation differences, amounting to -224 million euros and 366 million euros, respectively (see Note 17.g).
Also, the Group has considered the additional disclosures required by the new amendments in preparing the annual consolidated financial information (see section (a) above).
Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
The amendments clarify whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position, depending on the rights that exist at the end of the reporting period. The amendments also address the classification requirements for debt a company might settle by converting it into equity.
The amendments clarify, not change, existing requirements and affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items.

The application of these amendments for the current reporting period did not have a significant impact on the Group’s consolidated financial statements.
Amendments to IAS 1: Non-Current Liabilities with Covenants
These amendments are intended to improve the information companies provide about long-term debt with covenants by enabling investors to understand the risk that such debt could become repayable within twelve months.
IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company’s ability to do so is often subject to complying with covenants. These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements.
The application of these amendments for the current reporting period did not have a significant impact on the Group’s consolidated financial statements.
Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback Transaction
These narrow-scope amendments to IFRS 16 Leases provide specific guidelines for measuring the lease liability arising in sale and leaseback transactions for seller-lessees in a way that does not result in the recognition of any amount of the gain or loss that relates to the right of use it retains.
The application of these amendments for the current reporting period did not have a significant impact on the Group’s consolidated financial statements.
Amendments to IFRS 7 and IFRS 9 – Supplier Finance Arrangements
These amendments clarify the characteristics of supplier finance arrangements and introduce new disclosure requirements about such arrangements. The new disclosures are intended to provide information that enables investors to understand the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
As a transitional relief, during this first year of application, entities are not required to disclose specified opening balances or comparative information.
The adoption of these amendments for the current reporting period did not have a significant impact on the Group’s consolidated financial statements.
New standards and amendments to standards issued but not effective as of December 31, 2024.
At the date of preparation of the consolidated financial statements, the following new standards and amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11		January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
The Group is currently assessing the impact that the adoption of these new pronouncements will have on the consolidated financial statements at the time of initial application. In particular, IFRS 18 will replace IAS 1 Presentation of Financial Statements and introduces, among other changes, new requirements for presentation within the statement of profit or loss, including new totals and subtotals. Furthermore, all income and expenses must be classified into the following categories: operating, investing, financing, income taxes, and discontinued operations, with the first three being new. Entities will be affected by these new requirements. IFRS 18 and all consequential amendments are effective for periods beginning on or after January 1, 2027, with retrospective application required. The Group is currently working to identify the impacts these new criteria will have on the primary financial statements and notes to the financial statements. Our preliminary assessment suggests that adopting IFRS 18 will mainly affect the presentation of items in the income statement, without causing changes in their recognition or measurement.

Note 4. Segment information
In 2024 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2 (recorded by the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
In 2024, the impairment of goodwill of the cash-generating unit in Peru and Chile is included in the Telefónica Hispam segment, and the impairment of goodwill of Telefónica Tech UK & Ireland and the BE-terna Group is included in Other companies (see Note 7).
In 2023, the impairment of goodwill of the cash-generating unit in Ecuador (see Note 7) is included in the Telefónica Hispam segment.
The segments referred to above include the information relating to the fixed, mobile, cable, data, internet, television and other digital services businesses provided in each country. Intersegment transactions are carried out as if on an arm's length basis.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in 2022 (see Note 5), and Cancom Group, acquired in 2021, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies in which Telefónica Infra, S.L. has ownership interests (see Note 10).
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
Operating results before depreciation and amortization is calculated by excluding from the result of the year the income tax, the net financial expense, the result of investments accounted for by the equity method and the depreciation and amortization of the period. Operating results before depreciation and amortization is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. Operating results before depreciation and amortization is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. Operating results before depreciation and amortization should not be considered as a substitute for operating income.
The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (see Note 9) regarding the Group’s operating segments:

2024
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,791	—	8,492	9,618	9,032	3,725	(2,343)	41,315
External revenues	12,510	—	8,463	9,606	8,918	1,811	7	41,315
Intersegment revenues	281	—	29	12	114	1,914	(2,350)	—
Other operating income and expenses(1)	(8,177)	—	(5,727)	(5,502)	(9,432)	(3,691)	2,408	(30,121)
Operating results before depreciation and amortization	4,614	—	2,765	4,116	(400)	34	65	11,194
Depreciation and amortization	(2,202)	—	(2,226)	(2,474)	(1,651)	(281)	35	(8,799)
Operating income (loss)	2,412	—	539	1,642	(2,051)	(247)	100	2,395
Share of (loss) income of investments accounted for by the equity method	(20)	89	—	(1)	(41)	(76)	—	(49)
CapEx	1,571	—	1,141	1,583	1,001	185	(6)	5,475
Acquisitions of rights of use	350	—	578	822	354	44	(6)	2,142
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

2023
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,654	—	8,614	9,650	8,381	3,553	(2,200)	40,652
External revenues	12,350	—	8,585	9,637	8,284	1,790	6	40,652
Intersegment revenues	304	—	29	13	97	1,763	(2,206)	—
Other operating income and expenses(1)	(9,425)	—	(5,974)	(5,522)	(6,871)	(3,598)	2,128	(29,262)
Operating results before depreciation and amortization	3,229	—	2,640	4,128	1,510	(45)	(72)	11,390
Depreciation and amortization	(2,200)	—	(2,323)	(2,511)	(1,557)	(244)	38	(8,797)
Operating income (loss)	1,029	—	317	1,617	(47)	(289)	(34)	2,593
Share of income (loss) of investments accounted for by the equity method	(23)	(2,030)	—	—	(3)	(106)	—	(2,162)
CapEx	1,607	—	1,133	1,671	938	230	—	5,579
Acquisitions of rights of use	575	—	624	815	387	48	(58)	2,391
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,497	—	8,224	8,870	9,141	3,243	(1,982)	39,993
External revenues	12,224	—	8,195	8,854	9,026	1,685	9	39,993
Intersegment revenues	273	—	29	16	115	1,558	(1,991)	—
Other operating income and expenses(1)	(7,909)	—	(5,666)	(5,138)	(7,183)	(3,149)	1,904	(27,141)
Operating results before depreciation and amortization	4,588	—	2,558	3,732	1,958	94	(78)	12,852
Depreciation and amortization	(2,157)	—	(2,295)	(2,369)	(1,799)	(218)	42	(8,796)
Operating income (loss)	2,431	—	263	1,363	159	(124)	(36)	4,056
Share of (loss) income of investments accounted for by the equity method	(15)	292	—	—	(19)	(41)	—	217
CapEx	1,550	—	1,209	1,795	1,058	212	(5)	5,819
Acquisitions of rights of use	724	—	594	596	514	17	3	2,448
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.
The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK (VMO2) in 2024, 2023 and 2022 (see Note 2). VMO2 is a joint venture 50% owned by Telefónica and Liberty Global and is recorded under the equity method (see Note 10). The tables below show the information of the joint venture at 100% and the reconciliation with the Telefónica Group's share of income (loss) accounted for by the equity method.

VMO2
Millions of euros	2024	2023	2022
Revenues	12,616	12,547	12,155
Other operating income and expenses	(8,149)	(8,116)	(7,754)
Impairment losses in goodwill	—	(3,572)	—
Operating results before depreciation and amortization	4,467	859	4,401
Depreciation and amortization	(3,371)	(3,685)	(4,170)
Operating income (loss)	1,096	(2,826)	231
Share of income of investments accounted for by the equity method	4	2	1
Financial income	51	55	24
Financial expenses	(1,578)	(1,436)	(1,020)
Realised and unrealised gains on derivative instruments, net	463	(924)	2,567
Foreign currency transaction losses, net	(34)	677	(1,296)
Net financial result	(1,098)	(1,628)	275
Result before taxation	2	(4,452)	507
Income tax	(22)	265	(15)
Result for the period	(20)	(4,187)	492
Attributable to non-controlling interests	(19)	—	—
Result for the period attributable to equity holders of the parent (100% VMO2)	(39)	(4,187)	492
50% attributable to Telefónica Group	(20)	(2,094)	246
Share-based compensation	1	8	14
Sale of minority stake in Cornerstone	112	76	—
Other adjustments	(5)	(20)	32
Share of (loss) income of investments accounted for by the equity method	89	(2,030)	292
Capital expenditures (CapEx) (100% VMO2)	2,580	2,408	2,707
Acquisitions of rights of use (100% VMO2)	539	135	118

The following table presents main assets and liabilities by segment:

2024
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,119	—	10,710	15,348	5,627	1,971	—	47,775
Rights of use	1,535	—	3,064	2,058	1,177	132	(59)	7,907
Investments accounted for by the equity method	217	7,641	—	4	187	388	(62)	8,375
Financial assets and other non-currents assets	1,126	—	728	1,004	1,434	7,941	(4,830)	7,403
Deferred tax assets	2,507	—	604	278	842	2,442	—	6,673
Other current financial assets	33	—	107	32	394	3,658	(2,424)	1,800
Non-current assets and disposal groups held for sale	—	—	—	—	79	59	—	138
Total allocated assets	25,858	7,641	17,805	22,277	14,204	24,705	(11,988)	100,502
Non-current financial liabilities	507	—	474	362	6,906	29,634	(4,691)	33,192
Non-current lease liabilities	988	—	2,401	1,666	1,010	42	(30)	6,077
Deferred tax liabilities	86	—	290	798	284	1,447	—	2,905
Current financial liabilities	612	—	771	270	765	6,903	(3,731)	5,590
Current lease liabilities	480	—	606	702	444	36	(42)	2,226
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	33	—	—	33
Total allocated liabilities	15,756	—	9,373	8,743	14,265	41,508	(11,892)	77,753

2023
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,186	—	11,114	18,749	6,742	2,243	(12)	53,022
Rights of use	1,771	—	3,203	2,258	1,179	111	(74)	8,448
Investments accounted for by the equity method	233	7,774	—	3	219	361	—	8,590
Financial assets and other non-currents assets	1,058	—	962	1,054	1,374	7,384	(4,564)	7,268
Deferred tax assets	2,676	—	538	406	738	1,882	—	6,240
Other current financial assets	36	—	10	55	272	3,660	(2,955)	1,078
Non-current assets and disposal groups held for sale	—	—	—	—	273	—	—	273
Total allocated assets	27,119	7,774	18,565	26,114	15,019	23,096	(13,363)	104,324
Non-current financial liabilities	695	—	1,235	688	6,164	28,948	(4,370)	33,360
Non-current lease liabilities	1,223	—	2,559	1,817	1,111	44	(46)	6,708
Deferred tax liabilities	82	—	254	927	601	838	—	2,702
Current financial liabilities	1,458	—	286	48	768	6,960	(5,819)	3,701
Current lease liabilities	486	—	555	725	476	20	(23)	2,239
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	37	—	—	37
Total allocated liabilities	16,869	—	9,937	9,837	13,720	40,159	(13,294)	77,228

The detail of assets and liabilities of VMO2 is as follows (amounts corresponding to 100% of the company, see Note 10):

VMO2
Millions of euros	December 2024	December 2023
Fixed assets	40,079	38,817
Rights of use	1,073	773
Financial assets and other non-currents assets	1,481	1,741
Deferred tax assets	448	366
Other current financial assets	660	569
Total assets	48,247	46,455
Non-current financial liabilities	21,754	21,061
Non-current lease liabilities	950	663
Deferred tax liabilities	1	1
Current financial liabilities	4,970	4,165
Current lease liabilities	197	201
Total liabilities	32,804	30,727
The composition of segment revenues is as follows:

Millions of euros	2024				2023				2022
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,791				12,654				12,497
Germany	857	7,596	39	8,492	827	7,767	20	8,614	806	7,394	24	8,224
Brazil	2,772	6,846	—	9,618	2,858	6,792	—	9,650	2,764	6,106	—	8,870
Hispam	2,976	6,056	—	9,032	2,888	5,493	—	8,381	3,138	6,003	—	9,141
Other and inter-segment eliminations			1,382	1,382			1,353	1,353			1,261	1,261
Total Group				41,315				40,652				39,993
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

Millions of euros
Telefónica Spain	2024	2023	2022
Retailers	10,092	9,872	9,662
Wholesalers, mobile handsets sales and others	2,699	2,782	2,835
Total	12,791	12,654	12,497

Note 5. Business combinations
2024
Joint operation in Colombia
On February 26, 2024, Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP signed a binding framework agreement for the implementation of a single mobile access network, through an independent company, Unired Colombia, S.A.S, as well as for sharing the radioelectric spectrum usage permits through a Temporary Union, whose only users would be the two shareholders participating in the aforementioned agreement.
The transaction closed on December 20, 2024, with the first transfer by the Ministry of Information Technology and Communications of the permit for the access, use and exploitation of 20 MHz of radioelectric spectrum for the operation of land mobile radiocommunication services in the national territory granted to Colombia Móvil in favor of the Temporary Union. On this date, Colombia Telecomunicaciones and Colombia Móvil contributed their mobile infrastructure businesses and, in addition to the payment of 25 million dollars (approximately 24 million euros at the closing exchange rate of December 31, 2024) by Colombia Telecomunicaciones as equalization, both shareholders obtained equal participation (50:50) in the joint operation. This payment is scheduled to take place in 2025.
The following table summarizes the proportional share of the fair value of the contributions made to the joint operation by each of the parties:

Millions of euros
Intangible assets	11
Property, plant and equipment	88
Rights of use	22
Trade receivables	43
Total assets	164
Lease liabilities	2
Account payables	77
Provisions	1
Total liabilities	80

In addition, the goodwill allocated to the transaction amounting to 16 million euros has been written off (see Note 7). The result associated with the transaction recorded in "gains from sale of businesses" has amounted to 47 million euros (Note 26).

IPNET Group

On October 1, 2024, Telefônica Cloud e Tecnologia do Brasil S.A., a subsidiary of Telefónica Brasil, completed the acquisition of IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. and IPNET USA, LLC.
At the date of preparation of these consolidated financial statements, the allocation of the purchase price is provisional. The following table summarizes the consideration, the fair values of the identifiable assets acquired and the liabilities assumed at the time of the acquisition and the preliminary goodwill:

Millions of euros
Consideration	37
Intangible assets	11
Customer relationships	5
Other intangible assets	6
Property, plant and equipment	—
Other long term assets	16
Trade receivables	5
Other current assets	1
Loans	(1)
Trade payables	(5)
Deferred tax liabilities	(2)
Provisions	(16)
Fair value of net assets	9
Preliminary Goodwill	28

The total consideration was 224 million reais (equivalent to 37 million euros). At the closing of the transaction a payment was made amounting to 60 million reais (10 million euros, see Note 28) and the remaining amount was pending payment as of December 31, 2024, in accordance with the contractual clauses.
From the acquisition date until the conclusion of these consolidated financial statements, IPNET contributed 11 million euros to consolidated revenues.
2023
During 2023, no significant business combinations have taken place.
2022
Acquisition of mobile assets of Oi Group
On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed, under the segregation plan stated in the Oi Agreement.
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
On the date of approval of the consolidated financial statements for the year 2022, the Company had concluded the report for the allocation of the purchase price. The following table presents the consideration, the fair value of the identifiable assets and the liabilities assumed at the acquisition date and the goodwill:

Millions of euros
Consideration	1,093
Intangible assets	539
Licenses	520
Customer relationships	19
Property, plant and equipment	29
Rights of use	105
Deferred tax assets	44
Trade receivables	74
Other assets	30
Cash and cash equivalents	13
Lease liabilities	(117)
Trade payables	(24)
Provisions	(221)
Other liabilities	(55)
Fair value of net assets	417
Goodwill	676
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
Completion of the purchase price allocation process for Incremental Group
On March 21, 2022, Telefónica Tech UK & Ireland, Ltd completed the acquisition of 100% of the shares of the British group Perpetual TopCo, Limited and affiliates (Incremental Group), one of Microsoft's fastest-growing business partners in the UK, for a 104 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 91 million euros to cancel payment obligations of the acquired companies.

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
The contribution of the Incremental Group to the profit for the year 2022, after the impact of the amortization of the assets identified in the purchase price allocation, was a 1 million euro profit.
Completion of the purchase price allocation process for BE-terna Group
On June 9, 2022, Telefónica Cybersecurity & Cloud Tech, S.L.U. completed the acquisition of 100% of the shares of the German group BE-terna Acceleration Holding GmbH and affiliates ("BE-terna Group"), for a 191 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 162 million euros to cancel payment obligations of the acquired companies.
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

Note 6. Intangible assets
The composition of and movements in net intangible assets in 2024 and 2023 are as follows:

2024
Millions of euros	Balance at 12/31/2023	First applica-tion of IAS 21	Additions(1)	Amorti-zation	Impair-ments	Transfers and others	Translation differences	Inflation adjustments	Business combinations	Balance at 12/31/2024
Service concession arrangements and licenses	6,886	4	157	(757)	(485)	1	(536)	376	21	5,667
Software	3,089	4	510	(1,410)	(21)	1,139	(222)	29	(14)	3,104
Customer base	386	—	—	(238)	—	—	(1)	(1)	5	151
Trademarks	235	—	—	(32)	—	—	(18)	—	2	187
Other intangible assets	58	—	20	(25)	—	8	(1)	—	4	64
Intangible assets in process	716	—	1,109	—	—	(1,104)	(28)	5	4	702
Total intangible assets	11,370	8	1,796	(2,462)	(506)	44	(806)	409	22	9,875
(1) Total additions of intangible assets in 2024 amounted to 1,799 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

2023
Millions of euros	Balance at 12/31/2022	Additions	Amorti-zation	Dispo-sals	Impair-ments	Transfers and others	Transla-tion differen-ces	Inflation adjust-ments	Business combina-tions	Balance at 12/31/2023
Service concession arrangements and licenses	7,550	183	(840)	—	—	2	(205)	196	—	6,886
Software	2,800	486	(1,356)	(1)	—	1,122	18	20	—	3,089
Customer base	721	—	(333)	—	—	(3)	4	—	(3)	386
Trademarks	263	—	(33)	—	—	—	5	—	—	235
Other intangible assets	39	20	(21)	—	(2)	5	2	—	15	58
Intangible assets in process	644	1,149	—	(1)	—	(1,076)	(7)	7	—	716
Total intangible assets	12,017	1,838	(2,583)	(2)	(2)	50	(183)	223	12	11,370
Additions of spectrum in 2024 amounted to 157 million euros (183 million euros in 2023).
In 2024 Telefónica Hispam's intangible asset additions, the following stand out: the acquisition of spectrum in Colombia for 87 million euros (3,500 MHz, 850 MHz and 1,900 MHz bands), in Ecuador for 19 million euros (extension of the operating license) and in Uruguay for 23 million euros (renewal of the 850 MHz and 1,900 MHz bands).
Telefónica Spain's spectrum additions in 2024 amounted to 25 million euros.
In 2024,Telefónica Brasil includes 4 million euros of the renewal of the 850MHz band.
In 2023 Telefónica Hispam, spectrum acquisitions stood out in Argentina for 109 million euros in the 3.5 GHz band, in Ecuador for 18 million euros and in Uruguay for 24 million euros.
Appendix VI contains the details of the main concessions and licenses which the Group operates.
In 2024, Telefónica Argentina recorded an impairment of service concession arrangements and licenses and software, amounting to 415 million euros and 21 million euros, both with a corresponding entry under Other expenses (see Note 26). Telefónica Argentina's intangible assets as of December 31, 2024 amounting to 265 million euros (415 million euros as of December 31, 2023).

In 2024, Telefónica del Perú recorded an impairment of service concession arrangements and licenses, amounting to 54 million euros, with a corresponding entry under Other expenses (see Note 26).
The effect of the translation into euros of the intangible assets of the Group's companies in Argentina and Venezuela and the effect of the inflation adjustments (see Note 3.a), are shown in the columns "Translation differences" and "Inflation adjustments", respectively.
The cost, accumulated amortization and impairment losses of intangible assets at December 31, 2024 and 2023 are as follows:

Balance at December 31, 2024
Millions of euros	Cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	15,018	(8,666)	(685)	5,667
Software	18,442	(15,300)	(38)	3,104
Customer base	2,265	(2,114)	—	151
Trademarks	905	(718)	—	187
Other intangible assets	794	(726)	(4)	64
Intangible assets in process	702	—	—	702
Total intangible assets	38,126	(27,524)	(727)	9,875

Balance at December 31, 2023
Millions of euros	Cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	16,056	(9,061)	(109)	6,886
Software	17,851	(14,753)	(9)	3,089
Customer base	4,166	(3,780)	—	386
Trademarks	958	(723)	—	235
Other intangible assets	867	(805)	(4)	58
Intangible assets in process	724	—	(8)	716
Total intangible assets	40,622	(29,122)	(130)	11,370

Note 7. Goodwill
Movement in goodwill
The movement in goodwill assigned to each Group segment was as follows:

2024
Millions of euros	Balance at 12/31/2023	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2024
Telefónica Spain	4,291	—	—	—	—	—	4,291
Telefónica Brazil	8,076	28	—	—	—	(1,364)	6,740
Telefónica Germany	4,386	—	—	—	—	—	4,386
Telefónica Hispam	1,108	—	(16)	(623)	—	(51)	418
Others	847	—	—	(243)	—	22	626
Total	18,708	28	(16)	(866)	—	(1,393)	16,461

2023
Millions of euros	Balance at 12/31/2022	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2023
Telefónica Spain	4,291	—	—	—	—	—	4,291
Telefónica Brazil	7,752	5	—	—	—	319	8,076
Telefónica Germany	4,386	—	—	—	—	—	4,386
Telefónica Hispam	1,215	—	—	(58)	(36)	(13)	1,108
Others	827	11	—	—	—	9	847
Total	18,471	16	—	(58)	(36)	315	18,708
In 2024, an impairment loss of the entire remaining goodwill allocated to the cash-generating unit in Perú amounting to 226 million euros has been recorded, with a corresponding entry under Other expenses in the consolidated income statement (see Note 26). In addition, until the carrying amount and the recoverable amount of the CGU are equal, an impairment loss on intangible assets has been recorded amounting to 54 million euros (see Note 6), with a corresponding entry under Other expenses (see Note 26). Telefónica del Perú, affected by an aggressive competitive environment in both fixed and mobile, has registered a lower achievement of the operating variables compared to what was estimated in the impairment test of the previous year. In this context, the latest business plans approved by the Board of Directors of Telefónica reflect a reduction in the expected growth of the main operating variables. The discount rate (WACC) used in the estimation of the value in use as of December 31, 2024, was 9.5% (11.6% before taxes) and the perpetuity growth rate used was 2.4%.
In addition, in the Telefónica Hispam segment, an impairment loss of the goodwill allocated to the cash-generating unit in Chile amounting to 397 million euros was recorded, with a corresponding entry under Other expenses (see Note 26). Economic growth in Chile continues at a low rate, with financial tensions and the effects of the recent inflationary and cost shock persisting, preventing further monetary easing. In this context, weak domestic demand is expected to continue and competitive intensity is expected to remain high. As a result, lower expected growth of the main operating variables has been estimated compared to the impairment test of the previous year. The discount rate (WACC) used in the estimation of the value in use as of December 31, 2024, was 8.5% (10.4% before taxes) and the perpetuity growth rate used was 2.8%.

Additionally, in 2024 impairments have been recorded on the goodwill allocated to the cash-generating units of Telefónica Tech UK & Ireland, affected by the evolution of the macroeconomic environment in the United Kingdom (which has resulted in an increase in the WACC discount rate to 9.4%, 11.4% before tax) and Be-terna Group, for amounts of 192 million euros and 51 million euros, respectively (see Note 26).
Additions in 2024 correspond to the goodwill related to the acquisition of IPNET (see Note 5).
The amount in disposals of Telefónica Hispam in 2024 corresponds to the estimation of goodwill of the cash generating unit Telefónica Colombia allocated to the agreement signed by Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP (see Note 5).

In 2023, an impairment of goodwill assigned to the cash-generating unit in Ecuador was recorded, amounting to 58 million euros, with a corresponding entry under Other expenses (see Note 26).
The amount in transfers of Telefónica Hispam in 2023 corresponded to the estimation of goodwill of the cash generating unit of Perú allocated to the agreement between Telefónica Hispanoamérica, S.A. and the group Kohlberg Kravis Roberts – KKR & Co, Inc. and Entel Perú S.A. (see Note 30).
Cash-generating units
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2024	12/31/2023
Telefónica Spain	4,291	4,291
Telefónica Brazil	6,740	8,076
Telefónica Germany	4,386	4,386
Telefónica Hispam	418	1,108
Colombia	136	164
Ecuador	79	75
Chile	179	615
Peru	—	229
Uruguay	22	23
Others T. Hispam	2	2
Other companies	626	847
Telefónica Tech UK & Ireland	268	438
BE-terna	230	282
Others	128	127
TOTAL	16,461	18,708
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
Main assumptions used in calculating value in use
CGUs’ value in use are calculated based on the approved business plans. Certain variables are then considered, including the long-term margin of operating results before depreciation and amortization and the long-term Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are considered.

The main variables considered for the most significant CGUs (T. Brazil, T. Spain, and T. Germany) are described below.
Revenues
In terms of revenues, the three-year plan reflects a trend of stability or improvement.
Long-term margin of operating results before depreciation and amortization and long-term Capital Expenditure (CapEx) ratio
The values obtained, as described in the previous paragraphs, are compared with the available data of analysts and competitors in the geographic markets where the Telefónica Group operates.
In Europe, the long-term margin of operating results before depreciation and amortization two-year estimates of Telefónica Group's analysts are within a range of 35% to 38% for Spain and 27% to 31% for Germany.
In relation to the long-term ratio of CapEx over revenues in the valuations performed for the impairment tests for Spain and Germany, the ratios are within the range estimated by the Telefónica Group’s analysts in terms of investment needs (range between 10% and 12% for Spain and between 11% and 17% for Germany).
As for the long-term margin of operating results before depreciation and amortization two-year estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 41% to 44%. Regarding investments, the operator will invest in the horizon of the projected plan a percentage that is aligned with the investment needs planned for the development of its business, which is located in a range between 10% and 16%.
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
The most significant components of WACC are summarized as follows:
•Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and long-run equilibrium rates estimates (according to standard econometric models, supported by modeling of neutral rates prepared by the central banks themselves) in which the interest rates should be located, thus adjusting the yields, influenced by central banks interventions.
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
The main underlying data used in these calculations are obtained from independent and renowned external information sources.

The discount rates applied to the cash flow projections in 2024 and 2023 for the main CGUs are as follows:

	2024		2023
Discount rate in local currency	Before tax	After-tax	Before tax	After-tax
Spain	8.6%	6.6%	9.1%	7.0%
Brazil	13.9%	11.5%	14.8%	12.0%
Germany	8.0%	5.5%	8.4%	5.8%
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
The perpetuity growth rates applied to the cash flow projections in 2024 and 2023 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2024	2023
Spain	0.8%	0.8%
Brazil	4.0%	4.0%
Germany	1.0%	1.0%
Perpetuity growth rates for 2024 have remained stable compared to the previous year for the three main CGUs.
Sensitivity to changes in assumptions
The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points:

Changes in key assumptions, In percentage points	Spain	Germany	Brazil
Financial variables
Discount rate	+/-0.5	+/-0.5	+/-1
Perpetuity growth rates	+/-0.25	+/-0.25	+/-0.5
Long-term operating variables
Long-term margin of operating results before depreciation and amortization	+/-1.75	+/-1.5	+/-2
Ratio of CapEx/Revenues	+/-0.875	+/-0.75	+/-1
The sensitivity analysis revealed that there is still room between the recoverable value and the carrying amount for the main CGUs at December 31, 2024.
Regarding the CGU of Chile, in the sensitivity of the calculation of the value in use to reasonable variations in the key assumptions, an increase of around 50 basis points in the WACC would generate an additional impairment of goodwill in the amount of 107 million euros, while a decrease of around 25 basis points in the perpetual growth rate of 2.8% would have an extra negative impact of 48 million euros on the valuation of goodwill. Regarding the operating assumptions, a 1.25 percentage point decrease in the long-term margin of operating results before depreciation and amortization would generate an additional impairment of approximately 198 million euros, and a 0.6 percentage points increase in the investment ratio would result in an additional impairment of around 136 million euros.
Regarding the CGU of Telefonica Tech UK & Ireland, in the sensitivity of the calculation of the value in use to reasonable variations in the key assumptions, an increase of around 50 basis points in the WACC would generate an additional impairment of goodwill in the amount of 28 million euros, while a decrease of around 25 basis points in the perpetual growth rate of 3% would have an extra negative impact of 12 million euros on the valuation of goodwill. Regarding the operating assumptions, a 0.5 percentage point decrease in the long-term margin of operating results before depreciation and amortization would generate an additional impairment of approximately 19 million euros, and a 0.25 percentage points increase in the investment ratio would result in an additional impairment of around 9 million euros.

Note 8. Property, plant and equipment
The composition and movements in 2024 and 2023 of the items comprising net "Property, plant and equipment" were as follows:

2024
Millions of euros	Balance at 12/31/2023	First applica-tion of IAS 21	Addi-tions(1)	Depre-ciation	Dispo-sals	Impair-ments	Transfers and others	Transla-tion differences	Inflation adjust-ments	Business combina-tions	Balance at 12/31/2024
Land and buildings	2,516	15	22	(209)	(21)	(175)	116	(119)	166	15	2,326
Plant and machinery	17,947	23	1,041	(3,680)	(13)	(642)	2,263	(1,071)	583	70	16,521
Furniture, tools and other items	618	3	81	(213)	(2)	(24)	146	(40)	46	(10)	605
PP&E in progress	1,863	61	2,479	—	(12)	(5)	(2,421)	(108)	117	13	1,987
Total PP&E	22,944	102	3,623	(4,102)	(48)	(846)	104	(1,338)	912	88	21,439
(1) Total additions of property, plant and equipment in 2024 amounted to 3,676 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

2023
Millions of euros	Balance at 12/31/2022	Additions(1)	Depre-ciation	Disposals	Impair-ments	Transfers and others	Transla-tion differences	Inflation adjust-ments	Balance at 12/31/2023
Land and buildings	2,641	21	(206)	(21)	—	145	(188)	124	2,516
Plant and machinery	18,165	1,123	(3,650)	(14)	—	2,399	(525)	449	17,947
Furniture, tools and other items	576	136	(199)	4	—	112	(43)	32	618
PP&E in progress	2,332	2,420	—	(38)	(3)	(2,826)	(110)	88	1,863
Total PP&E	23,714	3,700	(4,055)	(69)	(3)	(170)	(866)	693	22,944
(1) Total additions of property, plant and equipment in 2023 amounted to 3,741 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).
Telefónica Spain's investments in property plant and equipment in 2024 and 2023 amounted to 1,052 and 1,092 million euros, respectively, focused on continuing the deployment of the fiber optic network. In mobile deployment, the development of the 5G network continues.
Telefónica Germany's investments in property, plant and equipment in 2024 and 2023 amounted to 706 and 747 million euros, respectively. Most of the investment has been allocated to expanding the footprint and capacity of the 5G network, as well as strengthening the capacity of the 4G network.
Telefónica Brazil's investments in property, plant and equipment in 2024 and 2023 amounted to 1,085 and 1,130 million euros, respectively. The investment has been mainly allocated to the expansion of the 5G mobile network, to ensure the quality of the 4G mobile network and expand the customer base and network in the fixed fiber business.
Telefónica Hispam's investments in property, plant and equipment in 2024 and 2023 amounted to 676 and 586 million euros, respectively. Investment remains focused on improving mobile networks through coverage expansions, capacity reinforcement and 5G deployment in Argentina, Colombia, Uruguay and Chile.
"Additions" in 2024 includes government grants relating to property, plant and equipment amounting to 199 million euros (60 million euros in 2023), which are presented as a reduction of the book value of the related assets.
In 2024, an impairment of land and buildings, plant and machinery and furniture, tools and other items corresponding to Telefónica Argentina was recorded, amounting to 175, 642 and 21 million euros, respectively, with a counterpart entry in Other expenses (see Note 26). Property, plant and equipment of Telefónica Argentina as of December 31, 2024 amounting to 734 million euros (889 million euros as of December 31, 2023).
"Business combinations" in 2024 includes Property, plant and equipment corresponding to the joint operation formed by Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP, amounting to 88 million euros (see Note 5).

"Transfers and others" in 2024 includes 118 million euros corresponding to the fiber assets of Telefónica del Perú, which at December 31, 2023 were classified as non-current assets held for sale and at December 31, 2024 have been classified as tangible fixed assets, following the redefinition of the agreement (see note 30).
"Transfers and others" in 2023 included the reclassifications of fiber optic assets in Peru amounting to 163 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
The effect of translation into euros of property, plant and equipment of the Group's companies in Argentina and Venezuela and the effect of the inflation adjustments (see Note 3.a), are shown in the columns "Translation differences" and "Inflation adjustments", respectively.
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
The cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2024 and 2023 were as follows:

Balance at December 31, 2024
Millions of euros	Cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,424	(6,827)	(271)	2,326
Plant and machinery	90,265	(72,614)	(1,130)	16,521
Furniture, tools and other items	5,334	(4,689)	(40)	605
PP&E in progress	2,005	—	(18)	1,987
Total PP&E	107,028	(84,130)	(1,459)	21,439

Balance at December 31, 2023
Millions of euros	Cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,689	(6,116)	(57)	2,516
Plant and machinery	88,224	(70,001)	(276)	17,947
Furniture, tools and other items	5,190	(4,558)	(14)	618
PP&E in progress	1,877	—	(14)	1,863
Total PP&E	103,980	(80,675)	(361)	22,944

Note 9. Rights of use
The movement of rights of use in 2024 and 2023 is as follows:

2024
Millions of euros	Balance at 12/31/2023	First application of IAS 21	Additions	Amorti-zation	Disposals	Business combi-nations	Transfers and others	Translation differences and inflation adjustments	Balance at 12/31/2024
Rights of use on land and natural properties	834	—	226	(250)	(13)	5	(16)	29	815
Rights of use on buildings	4,287	—	1,200	(1,151)	(32)	17	(18)	(403)	3,900
Rights of use on plant and machinery	3,080	15	634	(756)	(15)	—	(2)	(9)	2,947
Other rights of use	247	—	82	(78)	(1)	—	1	(6)	245
Total of rights of use	8,448	15	2,142	(2,235)	(61)	22	(35)	(389)	7,907

2023
Millions of euros	Balance at 12/31/2022	Additions	Amortization	Disposals	Transfers and others	Translation differences and inflation adjustments	Balance at 12/31/2023
Rights of use on land and natural properties	885	194	(231)	(10)	—	(4)	834
Rights of use on buildings	4,130	1,345	(1,172)	(95)	1	78	4,287
Rights of use on plant and machinery	3,037	752	(686)	(26)	3	—	3,080
Other rights of use	227	100	(70)	(2)	(6)	(2)	247
Total of rights of use	8,279	2,391	(2,159)	(133)	(2)	72	8,448
The effect of the translation into euros of rights of use of the Group's companies in Argentina and Venezuela, together with the effect of the inflation adjustments (see Note 3.a) is shown in the column "Translation differences and Inflation adjustments".
"Business combinations" in 2024 includes the network assets corresponding to the joint operation formed by Colombia Telecomunicaciones S.A. ESP BIC and Colombia Móvil S.A. ESP, amounting to 22 million euros (see Note 5).
The cost and accumulated depreciation of the rights of use at December 31, 2024 and 2023 are as follows:

Balance at December 31, 2024
Millions of euros	Cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	2,173	(1,358)	815
Rights of use on buildings	9,525	(5,625)	3,900
Rights of use on plant and machinery	5,837	(2,890)	2,947
Other rights of use	514	(269)	245
Total of rights of use	18,049	(10,142)	7,907

Balance at December 31, 2023
Millions of euros	Cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	2,051	(1,217)	834
Rights of use on buildings	9,411	(5,124)	4,287
Rights of use on plant and machinery	5,250	(2,170)	3,080
Other rights of use	498	(251)	247
Total of rights of use	17,210	(8,762)	8,448

The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.g) of the consolidated income statement for 2024 and 2023 are as follows:

Millions of euros	2024	2023
Short-term leases included in operating results as supplies	64	73
Variable lease payments not included in the measurement of lease liabilities	18	14
Total expenses as supplies	82	87
Short-term leases included in external services	54	45
Leases of low-value assets included in external services	7	7
Variable lease payments not included in the measurement of lease liabilities	36	16
Total expenses as external services (Note 26)	97	68
Total lease expenses	179	155

Note 10. Associates and joint ventures
The detail of investments accounted for by the equity method and the share of (loss)/income of these investments is the following:

	% Holding	Investments accounted for by the equity method		Share of (loss) income of investments accounted for by the equity method
Millions of euros		12/31/2024	12/31/2023	2024	2023	2022
VMED O2 UK Limited	50%	7,641	7,774	89	(2,030)	292
Movistar Prosegur Alarmas	50%	213	230	(16)	(22)	(12)
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	80	100	(1)	(4)	(8)
Unsere Grüne Glasfaser (UGG)	50%	104	97	(77)	(55)	(64)
Opal Jvco Limited (nexfibre)	25%	94	55	(2)	(32)	26
Utiq, S.A.	25%	3	5	(4)	—	—
Others		8	4	(3)	(2)	(4)
Joint ventures		8,143	8,265	(14)	(2,145)	230
Daytona Midco, S.L. (Nabiax)	20%	—	65	(7)	(1)	(1)
Adquira España, S.A.	44.44%	5	4	—	—	—
HoldCo Infraco SpA. (Onnet Fibra Chile)	40%	119	150	(24)	7	—
Alamo HoldCo S.L. (Onnet Fibra Colombia)	40%	11	14	(17)	(10)	(15)
Internet para todos S.A.C	54.67%	57	55	—	—	(3)
Telefónica Factoring España, S.A.	50%	8	7	4	4	4
Telefónica Factoring do Brasil, Ltda.	50%	2	2	2	1	3
Telefónica Factoring Peru, S.A.C.	50%	3	3	1	1	1
Telefónica Factoring Colombia, S.A.	50%	1	1	1	1	1
Telefónica Factoring México,S.A. de C.V.	50%	—	1	—	—	—
Telefónica Factoring Chile, SpA.	50%	1	1	—	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—	—
Telefónica Renting, S.A.	50%	9	1	4	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	14	18	1	1	2
Movistar Consumer Finance Colombia SAS	50%	—	—	—	(21)	(3)
Others		2	3	—	—	(2)
Associates		232	325	(35)	(17)	(13)
Total		8,375	8,590	(49)	(2,162)	217

The detail of the movement in investments accounted for by the equity method in 2024 and 2023 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2022	11,587
Additions	236
Translation differences and other comprehensive income (loss)	144
(Loss) income	(2,162)
Dividends	(1,218)
Transfers and others	3
Balance at 12/31/2023	8,590
Additions	160
Translation differences and other comprehensive income (loss)	249
(Loss) income	(49)
Dividends	(520)
Transfers and others	(55)
Balance at 12/31/2024	8,375
Additions for the year ended December 31, 2024 includes the capital increase of 91 million euros in Unsere Grüne Glasfaser (UGG) (73 million euros for the year 2023) and the capital increase in nexfibre amounting to 38 million euros (33 million euros for the year 2023, see Note 28).
Additions in 2023 included (70,960 million Chilean pesos, equivalent to 73 million euros) corresponding to the capital contribution made by Telefónica Chile, S.A. in HoldCo Infraco SpA (of which it owns 40% of the capital) for the acquisition by InfraCo SpA (a subsidiary of HoldCo InfraCo SpA) of the fiber optic assets owned by Empresa Nacional de Telecomunicaciones S.A. ("Entel") following its authorization by the National Economic Prosecutor's Office on December 14, 2023.
"Translation differences and other comprehensive income (loss)" for the year 2024 mainly includes the impact of the pound sterling appreciation associated with the investment in VMO2, amounting to 380 million euros (219 million euros associated with sterling appreciation for the year 2023) and the results of the defined benefit pension plan in VMO2 amounting to 101 million euros (41 million euros for the year 2023). This also includes losses imputed to equity on derivatives financial instruments in Unsere Grüne Glasfaser amounting to 7 million euros (30 million euros gains for the year 2023).
During the year ended December 31, 2024, dividends amounting to 425 million pounds sterling, equivalent to 512 million euros, were received from VMO2 (1,000 million pounds sterling, equivalent to 1,154 million euros during the year 2023, see Note 28). Additionally included dividends amounting to 54 million euros from Nabiax.
On November 7, 2024, Nabiax's majority shareholder, Asterion Industrial Partners SGEIC, S.A. ("Asterion") (80% stake), reached an agreement with the Aermont Group to sell its shares in Nabiax. In compliance with the provisions of the original shareholders' agreement between Asterion and Telefónica Infra, S.L. (which owns the remaining 20%), Asterion has notified this transaction to Telefónica Infra, S.L. and has required it to adhere to the aforementioned sale agreement. In 2024 "Transfers and others" includes the reclassification of the stake in Nabiax to "Non-current assets held for sale" amounting to 58 million euros (see Note 29.c and 30).
VMED O2 UK
Impairment of goodwill recorded by VMO2 in 2023
As a result of the annual goodwill impairment test analysis carried out by VMO2's management at the end of 2023, VMO2 recorded an impairment of goodwill amounting to 3,107 million pounds sterling (approximately 3,572 million euros), mainly due to the decrease in projected cash flows of VMO2 as a consequence of the effects of macroeconomic conditions and the competitive environment in the United Kingdom and the increase in the discount rate (WACC).

50% of this amount (approximately 1,786 million euros) is reflected in Telefónica's consolidated income statement for the year 2023, as its share in the loss of VMO2 accounted for by the equity method (see table detailing the result from the equity method below).
The discount rate applied in the impairment test as of December 31, 2023 was 7.5% after taxes. The terminal growth rate considered was 1%.
Impairment analysis as of December 31, 2024
VMO2's management carried out the annual goodwill impairment test at the end of 2024. Future cash flows used in the value in use calculation were based on ten-year financial forecasts included as a part of the business plan approved by the VMO2 board of directors for use in impairment testing, considering that in such period the operating variables until the perpetuity parameters are reached. This time horizon was used for capital intensive projects such as the full fiber upgrade plan.
As a result of this analysis, it has become clear that, as of December 31, 2024, the value in use is above the carrying amount of the cash-generating unit (CGU) to which the goodwill is assigned, with a margin of around 800 million pounds sterling (around 965 million euros).
The growth projections and operating ratios included in the estimation of the value in use are aligned with the analyst ranges for comparable companies in the region. In terms of revenue, despite the challenges of the competitive environment, the strategic plan includes a growth trend in long-term projections, in line with the estimated evolution for the sector in the United Kingdom. In relation to operating results before depreciation and amortization margins two years ahead, analyst estimates for comparable companies in Europe are in a range of between 32% and 41%, while, regarding long-term investment needs, the capex to revenue ratio is in a range between 12% and 15%. The WACC discount rate applied to the cash flow projections stands at 7.7% at the end of December 2024. The perpetuity growth rate stands at 1%, below the actual terminal growth forecast for the UK economy. The analysis shows that the value in use is higher than the book value of the investment at December 31, 2024.
Regarding the sensitivity of the calculation to reasonably possible variations in key assumptions:
•An increase of about 50 basis points over the WACC rate used, of 7.7% would imply an impairment of goodwill reported by VMO2 of around 1,700 million pounds sterling (around 2,050 million euros).
•A decrease of around 25 basis points in the terminal growth rate (1%), would have no impact on the carrying amount of goodwill.
•Regarding the operating variables used, a decrease of 1 percentage point in the operating results before depreciation and amortization margin or an increase of 0.5 percentage points in the capex to revenue ratio would have no impact on the carrying amount of goodwill.
The carrying value of Telefónica's equity-accounted investment in VMO2 amounting to 7,641 million euros as of December 31, 2024 (7,774 million euros as of December 31, 2023). Telefónica has carried out an additional analysis of the book value of its stake at the end of the year, comparing it with its estimate of its value in use. The key assumptions considered in the calculation are the same as those used by VMO2 in determining its value in use. As a result of this analysis, no need to record any impairment has been identified.

Detail of the main items on the statements of financial position and income statements of VMED O2 UK Limited

Millions of euros	12/31/2024	12/31/2023
Non current assets	43,081	41,697
Intangible assets	7,682	8,379
Goodwill	21,404	20,427
Property, plant and equipment	10,994	10,011
Other non current assets	3,001	2,880
Current assets	5,166	4,758
Inventories	245	301
Current receivables and other current assets	2,900	2,882
Other current financial assets	660	567
Cash and cash equivalents	1,361	1,008
Total Assets	48,247	46,455
Non current liabilities	23,139	22,136
Non current financial liabilities	21,754	21,061
Non current lease liabilities	950	663
Other non current liabilities	435	412
Current liabilities	9,665	8,591
Current financial liabilities	4,970	4,165
Current lease liabilities	197	201
Other current liabilities	4,498	4,225
Total Liabilities	32,804	30,727
Equity attributable to non-controlling interests (100% VMO2)	252	261
Equity attributable to equity holders of the parent (100% VMO2)	15,191	15,467
50% Telefónica Group	7,596	7,734
Acquisition costs	61	61
Other adjustments	(16)	(21)
Investments accounted for by the equity method	7,641	7,774

Millions of euros	2024	2023	2022
Revenues	12,616	12,547	12,155
Other operating income	516	516	551
Operating expenses	(8,665)	(8,632)	(8,305)
Impairment losses in goodwill	—	(3,572)	—
Depreciation and amortization (1)	(3,371)	(3,685)	(4,170)
Operating income (loss)	1,096	(2,826)	231
Share of income (loss) of investments accounted for by the equity method	4	2	1
Financial income	51	55	24
Financial expenses	(1,578)	(1,436)	(1,020)
Realized and unrealized gains on derivative instruments, net (2)	463	(924)	2,567
Foreign currency transaction losses, net	(34)	677	(1,296)
Net financial result	(1,098)	(1,628)	275
Result before taxation	2	(4,452)	507
Income tax	(22)	265	(15)
Result for the period	(20)	(4,187)	492
Attributable to non-controlling interests	(19)	—	—
Result for the period attributable to equity holders of the parent (100% VMO2)	(39)	(4,187)	492
50% attributable to Telefónica Group	(20)	(2,094)	246
Share-based compensation (3)	1	8	14
Sale of a minority interest in Cornerstone (4)	112	76	—
Other adjustments	(5)	(20)	32
Share of (loss) income of investments accounted for by the equity method	89	(2,030)	292
Other comprehensive income (100% VMO2)	(337)	(213)	(113)
(1) Includes amortization of the customer relationships recorded after the purchase price allocation, amounting to 1,012 million euros in 2024 (985 million euros in 2023).
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
(4) In 2024 and 2023, VMO2 sold minority interests in its mobile towers joint operation Cornerstone. This amount reflects the change in the Telefónica Group's indirect ownership interest in Cornerstone (from 25% to 16.67% in 2023, then 16.67% to 12.50% in 2024) and resulting from the inflow of resources from a third party.

Commitments

Millions of euros	2025	2026	2027	2028	2029	Subsequent years	Total
Purchase and other commitments	791	189	109	61	5	—	1,155
Programming commitments	727	728	618	247	—	—	2,320
Network and connectivity commitments	773	112	31	29	24	204	1,173
Services agreements	236	231	197	175	180	77	1,096
Total commitments VMO2 (100%)	2,527	1,260	955	512	209	281	5,744
Purchase and other commitments include unconditional and legally binding obligations related to the purchase of customer premises and other equipment and certain service-related commitments, including call center, information technology and maintenance services.
Programming commitments consist of obligations associated with programming contracts that are enforceable and legally binding that includes minimum fees.
Network and connectivity commitments include service commitments associated with the network extension program in the U.K. and commitments associated with the mobile virtual network operator (MVNO) agreements.

On the date of constitution of the joint venture, Telefónica and Liberty Global entered with VMO2 into certain service agreements included as "Services agreements", either on a transitional or ongoing basis. Likewise, Telefónica licensed the use of Telefónica and O2 brand rights to VMO2 (see Note 29.c).
The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	12/31/2024	12/31/2023
Receivables and other assets from associates and joint ventures	59	66
Payables and other liabilities to associates and joint ventures	27	34

Millions of euros	2024	2023	2022
Revenue from operations with associates and joint ventures	135	134	130
Expenses from operations with associates and joint ventures	44	63	63
Movistar Prosegur Alarmas
The breakdown of the key financial highlights of Movistar Prosegur Alarmas group and the reconciliation with the carrying amount in the Telefónica Group at December 31, 2024 and 2023 are as follows:

Millions of euros	12/31/2024	12/31/2023
Fixed assets	204	172
Other non-current assets	141	160
Non-current assets	345	332
Cash and equivalents	1	1
Other current assets	102	58
Current assets	103	59
Total assets	448	391
Non-current financial liabilities	(205)	(175)
Other non-current liabilities	(78)	(63)
Non-current liabilities	(283)	(238)
Current financial liabilities	(100)	(102)
Other current liabilities	(65)	(43)
Current liabilities	(165)	(145)
Total liabilities	(448)	(383)
Net assets	—	8
Purchase price allocation
Assets	42	76
Liabilities	(11)	(20)
Net assets	31	56
% Holding	50%	50%
Group’s share in equity	15	32
Goodwill	198	198
Carrying amount in the Telefónica Group	213	230
Group UGG TopCo GmbH & Co KG and UGG TopCo/HoldCo General Partner GmbH (UGG Group)
Unsere Grüne Glasfaser (UGG), is the joint venture of Telefónica (50%) and Allianz (50%), for the creation of an independent operator for the deployment of fiber-to-the-home (FTTH) in rural areas of Germany.

On December 4, 2024, UGG acquired Infrafibre Germany (IFG), which owns a fiber network in Germany and additionally two ISP brands, LEONET and Breitbandversorgung Deutschland (BBV). This transaction accelerates UGG's planned deployment plan, replacing part of its future capex and reinforcing its position as a provider of fiber optic infrastructure in rural areas of Germany. UGG and IFG operate in 8 federal states ("Länder"). The operation has been 100% financed through the bank loan from UGG.
The summary of the magnitudes of the UGG Group and the reconciliation with its carrying amount in the Telefónica Group at December 31, 2024 and 2023 are shown below:

Millions of euros	12/31/2024	12/31/2023
Fixed assets	1,344	438
Other non-current assets	194	211
Non-current assets	1,538	649
Cash and equivalents	282	49
Other current assets	63	50
Current assets	345	99
Total assets	1,883	748
Non-current financial liabilities	(1,493)	(522)
Other non-current liabilities	(43)	(36)
Non-current liabilities	(1,536)	(558)
Current financial liabilities	(4)	(5)
Other current liabilities	(232)	(88)
Current liabilities	(236)	(93)
Total liabilities	(1,772)	(651)
Net assets	111	97
% Holding	50%	50%
Group’s share in equity	55	49
Other adjustments	49	49
Carrying amount in the Telefónica Group	104	97
Commitments
The breakdown of purchase and other contractual commitments of the UGG Group at December 31, 2024 is as follows:

Millions of euros	12/31/2024
Less than 1 year	431
1 to 3 years	305
3 to 5 years	275
More than five years	414
Total commitments UGG group (100%)	1,425
Opal Jvco Limited (nexfibre)
Opal Jvco Limited (nexfibre), the joint venture in which Liberty Global and Telefónica have a joint 50% stake and Infravía has the remaining 50%, aims to deploy fiber-to-the-home (FTTH) in the UK. During 2024, nexfibre has continued its fiber deployment.
The summary of the magnitudes of Opal Jvco Limited and the reconciliation with its carrying amount in the Telefónica Group at December 31, 2024 and 2023 are shown below:

Millions of euros	12/31/2024	12/31/2023
Fixed assets	1,833	840
Other non-current assets	185	98
Non-current assets	2,018	938
Cash and equivalents	37	23
Other current assets	62	54
Current assets	99	77
Total assets	2,117	1,015
Non-current financial liabilities	(1,453)	(593)
Other non-current liabilities	(3)	—
Non-current liabilities	(1,456)	(593)
Current financial liabilities	(100)	(61)
Other current liabilities	(199)	(157)
Current liabilities	(299)	(218)
Total liabilities	(1,755)	(811)
Net assets	362	204
% Holding	25%	25%
Group’s share in equity	90	51
Other adjustments	4	4
Carrying amount in the Telefónica Group	94	55
Commitments
The breakdown of purchase and other contractual commitments of the Opal Jvco. Group at December 31 2024 is as follows:

Millions of euros	12/31/2024
Less than 1 year	678
1 to 3 years	122
3 to 5 years	67
More than five years	4
Total commitments Opal Jvco. group (100%)	871
Most of Opal Jvco. group's commitments are with VMO2.
HoldCo Infraco SpA. (Onnet Fibra Chile)
Holdco Infraco SpA, an associated company of the Telefónica Group through its subsidiary Telefónica Chile. S.A. (40%), provides telecommunications services to wholesalers of fiber optic access to the home (FTTH) and other services based on fiber optic infrastructure, such as network construction, installation and equipment of systems through its subsidiary Infraco SpA.
The summary of the magnitudes of Holdco Infraco Group and the reconciliation with its carrying amount in the Telefónica Group at December 31, 2024 and 2023 are shown below:

Millions of euros	12/31/2024	12/31/2023
Non-current assets	1,343	857
Cash and equivalents	11	27
Other current assets	84	182
Current assets	95	209
Total assets	1,438	1,066
Non-current financial liabilities	(892)	(521)
Other non-current liabilities	(304)	(293)
Non-current liabilities	(1,196)	(814)
Current financial liabilities	(34)	(3)
Other current liabilities	(102)	(78)
Current liabilities	(136)	(81)
Total liabilities	(1,332)	(895)
Net assets	106	171
Purchase price allocation
Assets	159	178
Liabilities	(43)	(48)
Net assets	116	130
% Holding	40%	40%
Group’s share in equity	89	120
Other adjustments	30	30
Carrying amount in the Telefónica Group	119	150

Breakdown of balances and transactions with associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	12/31/2024			12/31/2023
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Credits and other financial assets	244	2	246	263	2	265
Receivables and other assets (Note 14)	87	112	199	91	93	184
Financial liabilities	—	10	10	—	—	—
Non-current lease liabilities	60	9	69	37	—	37
Non-current payables and other liabilities (Note 21)	433	1	434	236	4	240
Long-term contractual liabilities	31	52	83	44	54	98
Current lease liabilities	55	4	59	42	—	42
Current payables and other liabilities (Note 22)	377	50	427	183	44	227
Short-term contractual liabilities	14	6	20	15	6	21

	2024			2023			2022
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations	520	251	771	473	223	696	209	251	460
Expenses from operations	677	136	813	634	136	770	199	116	315
Financial revenues	26	2	28	29	1	30	27	1	28
Financial expenses	45	1	46	9	7	16	1	9	10

"Credits and other financial assets" at December 31, 2024 includes loans granted and long-term trade receivables amounting to 112 million euros and 14 million euros, respectively by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and it subsidiary Onnet Fibra Colombia S.A.S., (112 million euros and 29 million euros as of December 31, 2023, respectively). Additionally, this line includes at December 31, 2024 long-term loans from Telefónica Chile to the associate company HoldCo Infraco, SpA amounting to 118 million euros (121 million euros as of December 31, 2023) of which 75 million euros corresponds to the subordinated debt generated by the sale of 40% of the fiber optic business (75 million euros as of December 31, 2023) and 43 million euros corresponding to the indefinite-term loan for the acquisition of the fiber optic assets owned by Entel (46 million euros as of December 31, 2023, see Note 12).
"Non-current payables and other liabilities" and "Current payable and other liabilities" at December 31, 2024 includes 433 million euros and 217 million euros, respectively, of Telefónica España with the associate company Telefónica Renting, S.A. (235 million euros and 85 million euros, respectively, at December 31, 2023). Telefónica Renting is a company of the CaixaBank group (see Note 11). "Revenue from operations" and "Expenses from operation" in 2024 includes 373 million euros and 455 million euros, respectively, of Telefónica España with this company (243 million euros and 392 million euros for the year 2023).
Additionally "Revenues from operations" includes 28 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (63 million euros and 88 million euros in 2023 and 2022, respectively) and 98 million euros with the associate company Onnet Fibra Colombia, S.A.S. (140 million euros in 2023).
"Expenses from operations" in 2024 includes 103 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (144 million euros and 121 million euros in 2023 and 2022, respectively) and 81 million euros with the associate company Onnet Fibra Colombia, S.A.S. (60 million euros in 2023).

Note 11. Related parties
Transactions with related parties, as established in current legislation and in Telefónica's internal policies, have been conducted in the ordinary course of the Group's business and under market conditions.
Shareholders with representation on the Board of Directors of Telefónica, S.A.
In 2024, the Company's shareholders represented on the Board of Directors of Telefónica, S.A. were Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. (ceased to be represented on the Board on April 12, 2024), Criteria Caixa, S.A.U. (obtained representation on the Board on April 12, 2024), and Sociedad Estatal de Participaciones Industriales (with representation on the Board since May 8, 2024).
According to information provided by BBVA for the 2024 Annual Corporate Governance Report of Telefónica S.A., corresponding to the fiscal year 2024, as of December 31, 2024, the BBVA's participation in the share capital of Telefónica, S.A. was 4.93%. Likewise, and in accordance with the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. that were owned by BBVA as of December 31, 2024, would increase by 0.231% without voting rights of the Company's share capital.
According to the information provided by Sociedad Estatal de Participaciones Industriales (SEPI) for the 2024 Annual Corporate Governance Report of Telefónica, S.A., as of December 31, 2024, the participation of the SEPI in the share capital of Telefónica, S.A. was 10%.
According to information provided by Criteria Caixa, S.A.U. for the 2024 Annual Corporate Governance Report of Telefónica, S.A., as of December 31, 2024, the participation of Criteria Caixa, S.A.U. (CriteriaCaixa) in the share capital of Telefónica, S.A., was 9.99%. Likewise, and without this implying an incremental or additional participation, Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona, as the sole shareholder of Criteria Caixa, S.A.U., holds the same participation indirectly.
Below is a summary of the relevant transactions of the Telefónica Group with the companies of BBVA, CaixaBank, CriteriaCaixa and SEPI groups, other than the payment of the dividend corresponding to its participation.

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
The Telefónica Group and BBVA each hold a 44.44% interest in the joint venture Adquira España, S.A. (see Note 10).
The Telefónica Group has a 50% interest in Telefónica Factoring España and its subsidiaries in Brazil, Peru, Colombia, Mexico, Chile and Ecuador, accounted for by the equity method (see Note 10), in which BBVA have minority interests.
The accounting balances as of December 31, 2024 and 2023, as well as the accounting reflection of the transactions carried out in 2024 and 2023 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA hold interests are shown below:

Millions of euros	12/31/2024	12/31/2023
Receivables and other assets	5	9
Payables and other liabilities	80	10

Millions of euros	2024	2023	2022
Revenue from operations	13	16	12
Expenses from operations	2	—	—
Financial cost	1	1	1

Derivatives contracted with BBVA
The net fair value of the outstanding derivatives as of December 31, 2024 contracted with BBVA amount to 106 million euros (net asset position) (52 million euros, as of December 31, 2023 (net asset position)).
The nominal value of these derivatives amounted to 7,702 million euros, (9,797 million euros in 2023). As explained in the 'Derivatives policy' section of Note 19, this volume is so high because derivatives can be applied several times to the same underlying asset for an amount equal to its face value. As of December 31, 2024, the derivatives contracted with BBVA account for approximately 9% of the total amount of outstanding derivatives contracted by the Group with external counterparties (see Note 19).
The Company maintains various derivative financial instruments settled by differences contracted with BBVA (see Note 17).
At December 31, 2024, collateral guarantees on derivatives from BBVA have been received, amount to 24 million euros (net liability position) (45 million euros (net asset position), at December 31, 2023).

Other operations with BBVA
The impact on the consolidated income statement of the Telefónica Group of the rest of the operations with BBVA in 2024 and 2023 is shown below:

BBVA
Millions of euros	2024	2023
Finance costs	33	42
Receipt of services	5	8
Purchase of goods	1	—
Other expenses	—	38
Total costs	39	88
Finance income	46	47
Dividends received (1)	30	21
Services rendered	88	48
Sale of goods	12	10
Other income	—	3
Total revenues	176	129
(1)  At December 31, 2024, Telefónica held a 0.77% stake (0.76% stake at December 31, 2023) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).
The following table shows the balance sheet positions of these operations as of December 31, 2024 and 2023, as well as the current guarantees and other off-balance sheet positions.

BBVA
Millions of euros	December 31, 2024	December 31, 2023
Finance arrangements: loans, capital contributions and others (borrower)	173	191
Finance arrangements: loans and capital contributions (lender)	441	696
Guarantees	118	239
The heading "Finance arrangements: loans and capital contributions (lender)" for 2023 mainly included a deposit set up by Telefónica, S.A. of 600 million euros maturing in January 2024.

Operations with CaixaBank
In mid-2021, a Fusion portfolio that included a rental device came into force at Telefónica España. The Group has an agreement with CaixaBank to in turn rent these devices (a model known as "rent to rent"), covered by a framework financing agreement previously formalized between Telefónica and CaixaBank.
In the months of January to March 2024, until Caixabank ceased to be a related party, the volume of these operations with CaixaBank companies (mainly Telefónica Renting and CaixaBank Equipment Finance) amounted to 139 million euros (393 million euros in the 2023 financial year) which involved 14 million euros in financial expenses (33 million euros in the 2023 financial year).
Likewise, the Group carries out other equipment rental operations with CaixaBank (equipment at customers' homes, such as routers or decoders). In the months of January to March 2024, the volume of this equipment leasing transactions was 29 million euros (117 million euros in the 2023 financial year), with financial expenses amounting to 3 million euros (6 million euros in the 2023 financial year).
Operations with CriteriaCaixa
Since the date on which it became considered a related party, the Telefónica Group has not carried out significant transactions with CriteriaCaixa or the companies controlled by CriteriaCaixa.
Operations with SEPI
Since the date on which it became considered a related party, the Telefónica Group has not carried out significant transactions with SEPI or the companies controlled by SEPI.
General State Administration
SEPI is an entity that is part of the Spanish State Institutional Public Sector. In the ordinary course of business and under market conditions, the Telefónica Group carries out transactions with entities of the Spanish State Institutional Public Sector. In accordance with the exemption provided for in IAS 24, the balances and transactions with these entities are not detailed, although the significant balances and transactions maintained with them will be disclosed, where applicable, in the notes to the financial statements.
Since the date on which SEPI became a related party, the Telefónica Group has not carried out any individually significant transaction with entities belonging to the Spanish State Institutional Public Sector.
Likewise, Appendix VI summarizes the main regulatory aspects that affect the telecommunications sector in Spain.
Other significant shareholders
During fiscal year 2024, the significant shareholders of the Company without representation on the Board of Directors of Telefónica, S.A. were BlackRock, Inc. and Public Investment Fund. These shareholders are not considered a related party as they do not have representation on the Board of Directors of Telefónica, S.A. nor exert significant influence on the company.
Based on the information notified by BlackRock, Inc. to the CNMV on November 25, 2024, BlackRock, Inc.'s participation in the share capital of Telefónica, S.A. was 4.29%.
According to the data collected in the communication sent by Public Investment Fund to the CNMV, as of February 6, 2025, Green Bridge Investment Company SCS (a company controlled by Saudi Telecom Company and this in turn controlled by Public Investment Fund) had a stake in the share capital of Telefónica, S.A. of 9.97%.
Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 10.
During 2024 and 2023, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2024 of 4,743,348 euros (5,565,729 euros in 2023). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.

Note 12. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Non-current financial assets (Note 16)	5,339	5,201
Investments	585	616
Credits and other financial assets	602	741
Deposits and guarantees	691	966
Trade receivables	945	1,049
Receivables for subleases	17	14
Impairment of trade receivables	(106)	(125)
Long-term derivative financial assets (Note 19)	2,605	1,940
Other non-current assets	2,064	2,067
Contractual assets (Note 23)	288	325
Deferred expenses (Note 23)	1,073	1,001
Long-term receivables for taxes	315	354
Prepayments	388	387
Total	7,403	7,268
Non-current financial assets
The movement in investments, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2024 and 2023, is as follows:

Millions of euros	Investments	Other long-term credits	Deposits and guarantees	Trade receivables	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/2022	497	981	1,163	1,019	19	(128)
Additions	17	114	9	610	4	(38)
Disposals	(17)	(310)	(111)	(303)	(1)	16
Translation differences	(1)	(17)	30	37	—	(11)
Fair value adjustments and financial updates	115	26	35	1	—	—
Transfers and other	5	(53)	(160)	(315)	(8)	36
Balance at 12/31/2023	616	741	966	1,049	14	(125)
Additions	30	132	11	623	11	(59)
Disposals	(150)	(107)	(18)	(366)	—	34
Translation differences	(4)	(35)	(104)	(41)	(1)	18
Fair value adjustments and financial updates	94	10	23	(16)	—	—
Transfers and other	(1)	(139)	(187)	(304)	(7)	26
Balance at 12/31/2024	585	602	691	945	17	(106)

Investments
“Investments” includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).
The Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 417 million euros (363 million euros at December 31, 2023), representing 0.77% of its share capital at December 31, 2024 (0.76% at December 31, 2023).
At December 31, 2023, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 103 million euros at that date. Telefónica sold in its entire stake in China Unicom (Hong Kong) Limited during 2024, for an aggregate amount of 147 million euros (see Note 28). As a result of the transaction, 110 million euros of losses from financial assets measured at fair value through comprehensive income were reclassified under retained earnings.
On June 21, 2023 the Company sold its total remaining shares of Promotora de Informaciones, S.A. (PRISA).
Other long-term credits
This line item includes long-term financial assets of Telefónica Germany amounting to 120 million euros and 114 million euros at December 31, 2024 and 2023, respectively, most of them related to reimbursement rights to cover pension obligations of the company but do not represent "plan assets" in accordance with IAS 19 (see Note 24).
Additionally, at December 31, 2024 this line includes 112 million euros of loans granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. (112 million euros as of December 31, 2023, see Note 10).
Additions in 2023 included 44,187 million Chilean pesos (46 million euros) corresponding to the indefinite-term loan granted by Telefónica Chile, S.A. to the associate HoldCo Infraco, SpA for the acquisition of the fiber optic assets owned by Entel (43 million euros at December 31, 2024, see Note 10). Additionally, at December 31, 2024 this line includes 75 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company HoldCo Infraco, SpA. generated by the sale of 40% of the fiber optic business (75 million euros as of December 31, 2023, see Note 10).
Additionally at December 31, 2024 includes the collection right with a maturity of more than twelve months arising from Telxius with American Tower Corporation in June 2021 as a result of the sale of the telecommunications towers division in Europe (Spain and Germany) amounting to 90 million euros (269 million euros in the long term at December 31, 2023). "Short-term credits" includes the collection right with a maturity of less than twelve months (see Note 15).
Disposals for the year 2023 included the collection of financial instruments (Federal Treasury Certificates) of Pegaso PCS, S.A. de C.V. amounting to 287 million euros, acquired for the purpose of securing certain legal proceedings with the Mexican tax Administration Service. Derived from the judicial resolution that exempts Pegaso PCS, S.A. de C.V. from securing the amount in dispute, the aforementioned financial instruments were cancelled (see Note 28).
The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.
Deposits and guarantees
Telefónica Brazil has non-current judicial deposits amounting to 443 million euros (see Note 24) at December 31, 2024 (531 million euros at December 31, 2023).
At December 31, 2024, there are deposits related to the collateral guarantees on derivatives (CSA) signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 108 million euros, of which an amount of 55 million euros corresponds to cross currency swap (273 million euros at December 31, 2023, not having cross currency swap).

In relation with collateral contracts, there is an additional guarantee of 59,808 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 58 million euros at December 31, 2024 (51,988 bonds for a nominal amount of 47 million euros at December 31, 2023).
The vast majority of deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.
Trade receivables
At December 31, 2024 this line includes trade receivables from Colombia Telecomunicaciones, S.A. ESP BIC to the associate Onnet Fibra Colombia SAS, amounting to 14 million euros and 29 million euros at December 31, 2024 and December 31, 2023, respectively (see Note 10).
At December 31, 2024 this line includes Telefónica Germany trade receivables at fair value through other comprehensive income for an amount of 200 million euros (280 million euros as of December 31, 2023, see Note 16).

Note 13. Inventories
The detail of inventories of the Telefónica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Audiovisual rights	243	242
Mobile terminals and other equipments	681	636
Other inventories	77	91
Other advance payments	—	1
Inventories impairment provision	(47)	(41)
Inventories	954	929
"Audiovisual rights" mainly includes rights to broadcast films, television series and documentaries (see Note 3.j).

Note 14. Receivables and other current assets
The detail of receivables and other current assets of the Teléfonica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Receivables (Note 16)	7,564	7,430
Trade receivables	10,074	9,938
Impairment of trade receivables	(3,048)	(2,992)
Receivables from associates and joint ventures (Note 10)	163	139
Other receivables	375	345
Other current assets	2,881	2,702
Contractual assets (Note 23)	229	202
Capitalized costs (Note 23)	1,094	998
Prepayments	1,358	1,344
Short-term insurance and reinsurance contracts assets	164	113
Short-term insurance and reinsurance contracts assets from associates and joint ventures (Note 10)	36	45
Total	10,445	10,132
Prepayments at December 31, 2024 includes 599 million euros (736 million euros at December 31, 2023) of advance payments for broadcasting rights for sporting events not yet held. Of this amount, 442 million euros (532 million euros at December 31, 2023) correspond to advance payments under executory contracts related to future sports commitments (see Note 29.c).
The movement in impairment of trade receivables in 2024 and 2023 is as follows:

Millions of euros
Impairment provision at December 31, 2022	2,891
Allowances	582
Transfers	48
Amounts applied	(481)
Translation differences and other	(48)
Impairment provision at December 31, 2023	2,992
Allowances	613
Transfers	27
Amounts applied	(527)
Translation differences and other	(57)
Impairment provision at December 31, 2024	3,048
Public-sector net trade receivables at December 31, 2024 and 2023 amounted to 395 million euros and 526 million euros, respectively.
The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2024 and 2023 is as follows:

Millions of euros	12/31/2024		12/31/2023
	Trade receivables	Impairment	Trade receivables	Impairment
Unbilled receivables	2,844	(17)	2,755	(28)
Amount not overdue invoiced	2,913	(76)	2,920	(116)
Less than 90 days	855	(159)	994	(157)
Between 90 and 180 days	322	(133)	324	(135)
Between 180 and 360 days	500	(369)	523	(393)
More than 360 days	2,640	(2,294)	2,422	(2,163)
Total	10,074	(3,048)	9,938	(2,992)

Note 15. Other current financial assets
The breakdown of other financial current assets of the Telefónica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Short-term credits	893	192
Short-term deposits and guarantees	139	209
Short-term derivative financial assets (Note 19)	461	352
Other current financial assets	307	325
Total	1,800	1,078
"Short-term credits" includes at December 31, 2024, 544 million U.S. dollars (523 million euros at the closing exchange rate) corresponding to the principal and interest of the favorable award regarding the investment dispute with the Republic of Colombia submitted to the ICSID (see notes 2 and 29.a).
The impact on the consolidated income statement for 2024 amounted to 380 million U.S. dollars (358 million euros) recorded under "Other income" (see Note 26) and 164 million U.S. dollars (154 million euros) registered in "Finance income" (see Note 19).
Additionally, "Short-term credits" includes the collection right with a maturity of less than twelve months arising from Telxius with American Tower Corporation in June 2021 as a result of the sale of the telecommunications towers division in Europe (Spain and Germany) amounting to 90 million euros. "Other long-term credits" includes the collection right with a maturity of more than twelve months (see Note 12).
At December 31, 2024 there are 39 million euros registered in deposits (50 million euros at December 31, 2023), associated with collateral guarantees of Telefónica, S.A. classified as current according to the maturity of the underlying derivative instruments which they relate to.
The vast majority of short-term credits and deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.
"Other current financial assets" includes short-term investments in financial instruments to cover commitments undertaken by the Group’s insurance companies, amounted to 228 million euros at December 31, 2024 (187 million euros at December 31, 2023) and were recorded at fair value.
Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

Note 16. Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2024 is as follows:

December 31, 2024
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	247	—	218	543	2,441	523	2,912	14	1,890	5,339	5,339
Investments	42	—	—	543	—	478	107	—	—	585	585
Credits and other financial assets	41	—	18	—	—	45	—	14	543	602	602
Deposits and guarantees	—	—	—	—	—	—	—	—	691	691	691
Derivative instruments	164	—	—	—	2,441	—	2,605	—	—	2,605	2,605
Trade receivables	—	—	200	—	—	—	200	—	745	945	839
Trade receivables for subleases	—	—	—	—	—	—	—	—	17	17	17
Impairment of trade receivables	—	—	—	—	—	—	—	—	(106)	(106)	—
Current financial assets	367	—	894	—	371	312	1,320	—	15,794	17,426	17,426
Trade receivables (Note 14)	—	—	850	—	—	—	850	—	9,762	10,612	7,564
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(3,048)	(3,048)	—
Other current financial assets (Note 15)	367	—	44	—	371	312	470	—	1,018	1,800	1,800
Cash and cash equivalents	—	—	—	—	—	—	—	—	8,062	8,062	8,062
Total	614	—	1,112	543	2,812	835	4,232	14	17,684	22,765	22,765
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The breakdown of financial assets of the Telefónica Group at December 31, 2023 was as follows:

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

Note 17. Equity
a) Share capital and share premium
2024
At December 31, 2024, Telefónica, S.A.´s share capital amounted to 5,670,161,554 euros and is divided into 5,670,161,554 common shares, of a single series and with a par value of one euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
The Board of Directors of Telefónica, S.A. at its meeting held on April 12, 2024, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on the same day.
The share capital of Telefónica, S.A. was reduced in the amount of 80,296,591 euros, through the cancellation of 80,296,591 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,670,161,554 euros corresponding to 5,670,161,554 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced by 230 million euros.
The reduction did not entail the return of contributions to the shareholders since the Company was the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 80,296,591 euros). This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company cannot claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.
On May 13, 2024, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
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
2023
At December 31, 2023, Telefónica, S.A.´s share capital amounted to 5,750,458,145 euros and was divided into 5,750,458,145 common shares, of a single series and with a par value of one euro each, fully paid in.
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
The reduction of capital did not entail the return of contributions to the shareholders since the Company was the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 24,779,409 euros). This reserve for cancelled share capital could only be used if the same requirements as those applicable to the reduction of share capital were met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company could not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.
On April 17, 2023, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.

Authorizations by Shareholders’ Meeting
As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2024, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
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
b) Dividends
Dividends distribution in 2024
Approval was given at the General Shareholders’ Meeting of April 12, 2024 to pay a dividend in cash charge to unrestricted reserves amounting to 0.30 euros per share payable in two tranches.
On June 20, 2024, 0.15 euros per share was paid, for a total amount of 846 million euros, and on December 19, 2024, a second payment of 0.15 euros amounting to 847 million euros.
Dividends distribution in 2023
Approval was given at the General Shareholders’ Meeting of March 31, 2023 to pay a dividend in cash charge to unrestricted reserves, in two tranches, for an approximate amount of 0.30 euros per share.

On June 15, 2023, 0.15 euros per share was paid, for a total amount of 851 million euros, and on December 14, 2023, a second payment of 0.15 euros amounting to 847 million euros.
Dividends distribution in 2022
Approval was given at the General Shareholders’ Meeting of April 8 2022 to pay a dividend in two tranches for an approximately amount of 0.30 euros per share.
On June 22, 2022, took place the payment of a scrip dividend of approximately 0.15 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, after the adoption of the corresponding corporate resolutions.
At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment was made on June 16, 2022. The gross impact of this dividend amounted to 213 million euros.
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
Proposed distribution of results of the parent company
Telefónica, S.A. generated 563 million euros of profits in 2024.
The Company’s Board of Directors will submit the following proposed distribution of 2024 results for approval at the Shareholders’ Meeting:

Millions of euros
Legal reserve	—
Unrestricted reserves	563
Total	563

c) Other equity instruments
Undated deeply subordinated securities
Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.
The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized in advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2023	Tender Offer	Amount repurchased	Redemption	12/31/2024
09/18/2024 (1)	6.750%	from 09/07/31 rate SWAP + spread incremental	2031					200
03/15/2024 (1)	5.752%	from 04/15/32 rate SWAP + spread incremental	2032					1,100
09/7/2023 (1)	6.750%	from 09/07/31 rate SWAP + spread incremental	2031	750				750
02/2/2023 (1)	6.135%	from 05/03/30 rate SWAP + spread incremental	2030	1,000				1,000
11/23/2022 (1)	7.125%	from 11/23/28 rate SWAP + spread incremental	2028	750				750
11/24/2021 (2)	2.880%	from 05/24/28 rate SWAP + spread incremental	2028	750				750
02/12/2021 (2)	2.376%	from 05/12/29 rate SWAP + spread incremental	2029	1,000				1,000
02/05/2020 (1)	2.502%	from 05/05/27 rate SWAP + spread incremental	2027	500				500
09/24/2019	2.875%	from 09/24/27 rate SWAP + spread incremental	2027	500				500
03/14/2019	4.375%	from 03/14/25 rate SWAP + spread incremental	2025	1,300	1,300	(1,097)	(203)	—
03/22/2018	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	1,000				1,000
				7,550				7,550
(1) Green undated deeply subordinated securities (see Note 29.d)
(2) Sustainable undated deeply subordinated securities (see Note 29.d)
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
In March 2024 Telefónica Europe, B.V. carried out two transactions on its hybrid capital: (a) a new issue amounting to 1,100 million euros, guaranteed by Telefónica, S.A. (see Note 29.d) and (b) a tender offer on a hybrid instruments, denominated in euros, with a first call date in March 2025. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 1,097 million euros.

In September 2024, Telefónica Europe, B.V. carried out a reopening of 750 million euros hybrid instruments issued in September 2023 for an amount of 200 million euros, guaranteed by Telefónica, S.A. (see Note 29.d).
In October 2024, Telefónica Europe, B.V. exercised the clean-up call option for the remaining hybrid instruments with first non-call date March 2025, with an aggregate principal amount of 203 million euros.
In 2024, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 249 million euros (239 million and 201 million euros in 2023 and 2022, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity.
d) Legal reserve
According to the article 274 of the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. The General Shareholders' Meeting held on April 12, 2024, approved the allocation of 91 million euros to legal reserves against the results of the 2023 year. At of December 31, 2024 the legal reserve amounts to 1,150 million euros representing 20.28% of the share capital at the date.
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
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 2 million euros were reclassified to “Retained earnings” in 2024 (3 million euros in 2023) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2024, this reserve amounted to 49 million euros (51 million euros at December 31, 2023).
Reserve for canceled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2024 was recorded in this account 80 million euros (25 million euros in 2023). The cumulative amount as of December 31, 2024 is 1,059 million euros.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2024	2023	2022
Brazilian real	(15,786)	(13,612)	(14,031)
Pound sterling	309	(97)	(322)
Venezuelan bolivar	(3,253)	(3,686)	(3,734)
Argentine peso	(1,112)	(2,011)	(1,364)
Other currencies	(1,437)	(1,280)	(1,272)
Total Group	(21,279)	(20,686)	(20,723)
The accumulated negative translation differences corresponding to Telefónica Móviles Argentina, S.A. (see Note 31) amounted to 1,107 million euros as of December 31, 2024 (2,006 million euros as of December 31, 2023).
g) Adjustment on initial application of IAS 21
The early adoption of the amendments to IAS 21 following its approval by the European Union in November 2024 (see Note 3) has had a negative impact on retained earnings amounting to 224 million euros and a positive impact on translation differences amounting to 366 million. The impact on the Group's Equity amounted to 142 million euros.
h) Treasury share instruments
Telefónica, S.A. held the following treasury shares at December 31, 2024, 2023 and 2022:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (*)%
Treasury shares at 12/31/2024	26,874,751	3.97	3.94	106	0.474%
Treasury shares at 12/31/2023	111,099,480	3.87	3.53	393	1.932%
Treasury shares at 12/31/2022	85,217,621	4.00	3.39	288	1.476%
(*) Millions of euros.
The following transactions involving treasury shares were carried out in 2024, 2023 and 2022:

Number of shares
Treasury shares at 12/31/2021	139,329,370
Acquisitions	90,403,530
Scrip dividend	563,415
Employee share option plan	(5,391,956)
Capital reduction	(139,275,057)
Sales	(411,681)
Treasury shares at 12/31/2022	85,217,621
Acquisitions	60,070,274
Employee share option plan	(8,845,558)
Capital reduction	(24,779,409)
Sales	(563,448)
Treasury shares at 12/31/2023	111,099,480
Acquisitions	36,525,204
Employee share option plan	(19,909,898)
Capital reduction	(80,296,591)
Sales	(20,543,444)
Treasury shares at 12/31/2024	26,874,751
There were treasury shares purchases in 2024 amounting to 145 million euros (223 and 365 million euros in 2023 and 2022, respectively)

The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 173 million of Telefónica shares, mainly contracted through Banco Bilbao Vizcaya, recorded in the statement of financial position at December 31, 2024 in accordance with their maturity date and fair value (193 million euros at December 31, 2023).
i) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2024, 2023 and 2022 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/23	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/24
Telefônica Brasil, S.A.	3,546	—	(346)	(125)	226	(481)	14	2,834
Telefónica Deutschland Holding, A.G.	1,286	—	(1,057)	(17)	10	—	2	224
Colombia Telecomunicaciones, S.A., ESP BIC	362	—	—	—	(25)	(32)	(8)	297
Other	50	—	(47)	(3)	47	7	(7)	47
Total	5,244	—	(1,450)	(145)	258	(506)	1	3,402

Millions of euros	Balance at 12/31/22	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/23
Telefônica Brasil, S.A.	3,399	—	(111)	(158)	238	182	(4)	3,546
Telefónica Deutschland Holding, A.G.	2,237	—	(866)	(157)	71	—	1	1,286
Colombia Telecomunicaciones, S.A., ESP BIC	344	—	—	—	(44)	70	(8)	362
Telxius Telecom, S.A.	599	—	(585)	(28)	22	(19)	11	—
Other	41	—	(17)	(2)	31	—	(3)	50
Total	6,620	—	(1,579)	(345)	318	233	(3)	5,244

Millions of euros	Balance at 12/31/21	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/22
Telefônica Brasil, S.A.	3,106	—	(86)	(241)	198	425	(3)	3,399
Telefónica Deutschland Holding, A.G.	2,353	—	(48)	(161)	68	—	25	2,237
Colombia Telecomunicaciones, S.A., ESP BIC	409	—	—	(7)	(4)	(47)	(7)	344
Telxius Telecom, S.A.	546	—	—	—	50	13	(10)	599
Other	63	23	(44)	(2)	(4)	2	3	41
Total	6,477	23	(178)	(411)	308	393	8	6,620
2024
The 2024 movement mainly includes the impact of the closing of the acquisition of Telefónica Deutschland shares associated with the Public Offering, as well as the purchase of its own shares by Telefônica Brasil.

Public Offers for the Acquisition of Shares of Telefónica Deutschland
On November 7, 2023, Telefónica, through its subsidiary Telefónica Local Services GmbH, launched a partial voluntary public offer for the acquisition of shares of Telefónica Deutschland Holding AG. The Offer acceptance period began on December 5, 2023 and ended on January 17, 2024.
On March 20, 2024 a public exclusion offer was launched with the objective of acquiring the shares of Telefónica Deutschland that at that time were not directly or indirectly owned by Telefónica.
The cash outflow in 2024 of the purchases made has amounted to 1,019 million euros (see Note 28).
In 2024 these operations produced an increase of 28 million euros in the equity attributed to the parent company and a decrease of 1,057 million euros in the equity attributed to minority interests (see Note 2).
2023
The 2023 movement mainly includes the impact of the acquisition of KKR's stake in Telxius and the acquisition by Telefónica of shares of Telefónica Deutschland through a public tender Offer.
Acquisition of KKR's percentage stake in Telxius
In January 2023, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L. ("Pontel"), Telefónica’s subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L., ("Pontegadea") acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel, which held the remaining 60% of Telxius Telecom, S.A.'s share capital, became the sole shareholder of Telxius Telecom, S.A. Likewise, Pontegadea increased its holding in Pontel to 30% and Telefónica kept a 70% stake.
Within the framework of this transaction and on the same date, Pontel carried out a capital increase fully subscribed and paid up by its shareholders in the proportion agreed between them, in such a way that both Telefónica and Pontegadea paid out 111 million euros.
Additionally, in January 2023 Telxius recovered the credit amounting 876 million euros corresponding to the income tax for the 2021 fiscal year. The amount was distributed to its shareholders, with KKR receiving 351 million euros for 40% and Pontegadea receiving 88 million euros for 9.99%.
Subsequently, with effect from March 24, 2023, Telxius Telecom, S.A. absorbed Pontel Participaciones, S.L.
The impact of these transactions on the consolidated statement of changes in equity in 2023 was a reduction in equity attributable to the parent company for an amount of 46 million euros and a reduction in equity attributable to minority interests for an amount of 585 million euros.
Public Offer for the Acquisition of Shares of Telefónica Deutschland
The cash outflow in 2023 of the direct purchases made in the fiscal year amounted to 816 million euros (see Notes 2 and 28).
2022
In 2022, "sales of non-controlling interest and inclusion of companies" reflected the impact of the acquisition by the consortion formed by CAA and Vauban of 45% of the company Bluevia for 23 million euros (see Note 2)..
Note 4 contains the revenues, operating results before depreciation and amortization, operating income, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil and Telefónica Germany. The detail of these figures for Colombia Telecomunicaciones is as follows:

Millions of euros
Colombia Telecomunicaciones	2024	2023	2022
Revenues	1,449	1,497	1,517
Operating results before depreciation and amortization	391	359	569
Depreciation and amortization	(236)	(295)	(308)
Operating income	155	64	261
Capital Expenditure	201	125	261
Fixed Assets	1,215	1,234	1,116
Total allocated assets	2,921	2,936	2,696
Total allocated liabilities	2,395	2,258	2,001

The statements of cash flows of these companies are as follows:

Millions of euros
Telefónica Brazil	2024	2023	2022
Net cash flow provided by operating activities	3,644	3,710	3,678
Net cash flow used in investing activities	(1,529)	(1,477)	(2,741)
Net cash flow used in financing activities	(1,557)	(1,709)	(1,674)

Millions of euros
Telefónica Germany	2024	2023	2022
Net cash flow provided by operating activities	2,774	2,684	2,732
Net cash flow used in investing activities	(1,334)	(1,337)	(1,608)
Net cash flow used in financing activities	(1,586)	(1,498)	(1,339)

Millions of euros
Colombia Telecomunicaciones	2024	2023	2022
Net cash flow provided by operating activities	219	206	180
Net cash flow provided by (used in) investing activities	(101)	(144)	30
Net cash flow used in financing activities	(58)	(80)	(225)

Note 18. Financial liabilities
The breakdown of financial liabilities at December 31, 2024 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2025	2026	2027	2028	2029	Subsequent years	Non-current total	Total
Debentures and bonds	3,559	2,046	4,019	2,006	2,422	17,203	27,696	31,255
Promissory notes & commercial paper	1,276	12	3	19	10	129	173	1,449
Total Issues	4,835	2,058	4,022	2,025	2,432	17,332	27,869	32,704
Loans and other payables	556	389	643	277	565	1,584	3,458	4,014
Derivative instruments (Note 19)	199	160	562	376	283	484	1,865	2,064
Total	5,590	2,607	5,227	2,678	3,280	19,400	33,192	38,782
The estimate of future payments for interest on these financial liabilities at December 31, 2024 is as follows: 1,308 million euros in 2025, 1,187 million euros in 2026, 1,045 million euros in 2027, 979 million euros in 2028, 888 million euros in 2029 and 6,932 million euros after 2029. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies as of December 31, 2024.
Derivative instruments in the table above include the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (461 million euros, see Note 15) and non-current financial assets (2,605 million euros, see Note 12).
The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flows (see Note 28) amounted to 222 million euros corresponding mainly to financed spectrum licenses (245 million euros in 2023 corresponding in its totality to financed spectrum licenses).
The composition of the financial liabilities by category at December 31, 2024 and 2023 is as follows:

December 31, 2024
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	32,704	32,704	31,638
Loans and other payables	—	—	—	—	—	—	4,014	4,014	4,016
Derivative instruments	471	—	1,593	—	2,064	—	—	2,064	2,064
Total financial liabilities	471	—	1,593	—	2,064	—	36,718	38,782	37,718

December 31, 2023
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	31,567	31,567	30,498
Loans and other payables	—	—	—	—	—	—	3,601	3,601	3,602
Derivative instruments	582	—	1,311	—	1,893	—	—	1,893	1,893
Total financial liabilities	582	—	1,311	—	1,893	—	35,168	37,061	35,993
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group’s bonds and credit derivatives.

At December 31, 2024, some of the financing arranged by Telefónica Group companies in Latin America (435 million euros in Peru), which amounted to approximately 1% of the Telefónica Group’s gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met and have no impact on the debt of the Telefónica Group companies. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.
Some of the financial liabilities of Telefónica Group includes adjustments in the amortized cost at December 31, 2024 and 2023 as a result of fair value interest rate and exchange rate hedges.

Issues, promissory notes, commercial paper, loans and other payables
The movement in issues, promissory notes, commercial paper, loans and other payables in 2024 and 2023 arising from financial activities is as follows:

		Cash used in financing activities
Millions of euros	Balance at 12/31/2023	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2024
Issues	30,198	1,787	(1,140)	589	(109)	(70)	31,255
Promissory notes and commercial paper	1,369	478	(409)	1	—	10	1,449
Loans and other payables	3,601	897	(694)	(54)	—	264	4,014

		Cash used in financing activities
Millions of euros	Balance at 12/31/2022	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2023
Issues	31,268	967	(1,910)	(302)	175	—	30,198
Promissory notes and commercial paper	899	504	(43)	—	—	9	1,369
Loans and other payables	4,544	1,183	(1,456)	26	1	(697)	3,601

Debentures and bonds
Financial updates of debenture and bond issues include mainly the value adjustment of the basis adjustment bonds due to their fair value hedges, impacted by interest rate movements.
At December 31, 2024, the nominal amount of outstanding debentures and bonds issues was 30,979 million euros (29,779 million euros at December 31, 2023). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2024, and the significant issues made during the year.
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
•At December 31, 2024, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2024 was 1,165 million euros, issued at an average interest rate of 3.76% for 2024 (1,000 million euros issued in 2023 at an average rate of 3.65%).
•At December 31, 2024, Telefónica, S.A. had a corporate promissory note program for 500 million euros expandable to 2,000 million euros, with 35 million euros of outstanding balance at December 31, 2024, issued at an average interest rate of 3.65% for 2024 (no outstanding balance at December 31, 2023).
Interest-bearing debt
Other movements in "Loans and other payables" at December 31, 2024 include collections and payments related to collateral liabilities deposit associated with Telefónica, S.A. debt for a net amount of payments amounting to 123 million euros (589 million euros for a net amount of proceeds at December 31, 2023).
The average interest rate on outstanding loans and other payables at December 31, 2024 was 4.71% (4.47% in 2023). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” line outstanding at December 31, 2024 and 2023 and their nominal amounts are provided in Appendix V.
Interest-bearing debt arranged or repaid in 2024 mainly includes the following:

Description	Limit 12/31/2024(*) (million euros)	Currency	Outstanding balance 12/31/2024 (million euros)	Arrangement date	Maturity date	Drawndown 2024 (million euros)	Repayment 2024 (million euros)
Telefónica, S.A.
Sustainability syndicated (1)	5,500	EUR	—	03/15/2018	01/13/2029	—	—
Bilateral loan	—	EUR	150	03/27/2024	07/31/2034	150	—
Bilateral loan	—	EUR	140	10/09/2024	10/31/2031	140	—
Bilateral loan	—	EUR	100	11/21/2024	12/16/2031	100	—
Bluevia Fibra S.L.U.
Syndicated (2)	360	EUR	325	11/16/2022	12/20/2029	75	—
Telxius Telecom, S.A.
Syndicated (3)	145	EUR	100	12/01/2023	12/04/2029	—	—
(1) The second one-year extension option for the Telefónica, S.A. sustainability-linked syndicated credit facility for up to 5,500 million euros, was executed on January 13, 2024, extending the maturity date to January 13, 2029.
(2) The second one-year extension option of the Bluevía Fibra S.L.U syndicated facility, for 360 million euros, was executed on December 20, 2024, with a maturity extending the maturity date to December 20, 2029.
(3) On December 4, 2024, the first one-year extension option of the Telxius Telecom, S.A, syndicated facility, for 145 million euros, was executed extending the maturity date to December 4, 2029. The facility has two annual extension options at Telxius Telecom, S.A. request with a maturity maximum up to 2030.
(*) Undrawn limit.

At December 31, 2024, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 11,017 million euros (11,315 million euros at December 31, 2023), of which 10,634 million euros will mature in more than twelve months.
Within these availabilities of financing, 10,593 million euros are included, whose interests are linked to the fulfillment of sustainability objectives. Of these, 4,343 million euros correspond to committed lines and bilateral financing, 750 million euros correspond to the sustainable syndicated loan of Telefónica Germany GmbH & Co. OHG (see Annex V) and 5,500 million euros correspond to the sustainable syndicated loan of Telefónica, S.A. (see Note 29.d).
Loans by currency
The breakdown of “Loans and other payables” line by currency at December 31, 2024 and 2023, and the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Local Currency		Euros
Currency	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Euro	2,685	2,266	2,685	2,266
U.S. dollar	393	389	378	352
Brazilian real	306	119	48	22
Colombian peso	1,794,020	1,402,872	391	332
Mexican peso	776	2,716	36	145
Uruguayan peso	2,905	5,455	63	126
Chilean Peso	310,338	247,252	300	255
Other currencies			113	103
Total Group			4,014	3,601

Note 19 Derivative financial instruments and risk management policies
The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
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

Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the operating results before depreciation and amortization margin generated by the businesses in such currencies (caused by depreciation in exchange rates of a foreign currency relative to the euro) are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to operating results before depreciation and amortization ratio, in order to protect the Group's solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimated prices of the transactions or on estimated cash flows and operating results before depreciation and amortization.
At December 31, 2024, the net financial debt in Latin American currencies was equivalent to approximately 5,436 million euros (6,535 million euros in 2023). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the operating results before depreciation and amortization generated in each currency. The future effectiveness of the strategy described above as an economic hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2024, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 1166 million euros of asset position (657 million euros of asset position in 2023).
At December 31, 2024, net financial debt in pounds sterling was equivalent to 46 million euros of asset position (82 million euros at December 31, 2023). As a consequence of setting up in June 2021 of the joint venture VMO2, the previous objective of maintaining debt in pounds sterling in the consolidated balance sheet of the Group of twice operating results before depreciation and amortization has been modified, as a result of changing the consolidation method of UK assets (VMO2 is accounted for under the equity method) and incorporating VMO2 to leverage higher than the ratio of twice Debt operating results before depreciation and amortization. The synthetic debt target denominated in pounds will be directly related to the flows that are expected to be repatriated from VMO2.
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
In 2024, net foreign exchange results were obtained from the management of the exchange rate (excluding monetary correction) for a total positive net result of 113 million euros (positive net result of 124 million euros in 2023).

The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2024 was considered constant during 2025; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2025 and identical to that existing at the end of 2024. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	(42)	(298)
USD vs EUR	10%	(4)	(42)
Other currencies vs EUR	10%	1	—
Latin American currencies vs USD	10%	(39)	(256)
All currencies vs EUR	(10%)	42	298
USD vs EUR	(10%)	4	42
Other currencies vs EUR	(10%)	(1)	—
Latin American currencies vs USD	(10%)	39	256
The Group’s monetary position in Venezuela at December 31, 2024 is a net asset position of 10,207 million Venezuelan digital bolivars equivalent to 120 million euros (19,900 million Venezuelan digital bolivars equivalent to 113 million euros at December 31, 2023). The net monetary position exposure in 2024 has been an asset position, which led to a higher financial expense of 67 million euros due to the effect of the monetary correction for inflation during the year (161 million euros of expense in 2023).
The impact of hyperinflation on the net monetary position of the Group’s subsidiaries in Argentina represents a financial income amounting to 183 million euros in 2024 (48 million euros in 2023 and 39 million euros in 2022 of net result for both periods) and is recorded under Exchange differences in the consolidated income statement.
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
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2024 the Euro, Brazilian Real, British Pound, American Dollar, Chilean peso and Colombian peso were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2024, 82.5% of Telefónica’s net financial debt was pegged to fixed interest rates for a period greater than one year, compared to 88.6% in 2023. Of the remaining 17.5% (net debt at floating rates or at fixed rates maturing within one year), no debt had interest rates bounded in a period over one year, the same as on December 31, 2023.
In addition, early retirement and Individual Suspension Plan liabilities (see Note 24) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The variation of interest rates during the year has led to a change in the market value of these liabilities. However, this change was nearly completely offset by a variation in the opposite direction of the market value of the hedges on these positions.
Net financial expenses amounted to 1,789 million euros in 2024, decreasing 115 million euros compared to 2023. The lower amount in 2024 is mainly due to the positive impact of 154 million euros in interest associated with the favorable award relating to the ICSID arbitration procedure initiated by Telefónica, S.A. in 2018 against the Republic of Colombia.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2024, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2024, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(41)	533
-100bp	41	(533)
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.
According to the share-based payments plans (see Note 27), the shares to be delivered to employees under such plan may be either Telefónica, S.A. treasury shares, acquired by itself or any of its Group companies, or newly issued shares. The possibility of delivering shares to beneficiaries of the plans in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2021, the General Shareholder’s Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2021, 2022 and 2023. The first (2021) of the three cycles matured on December 31, 2023 and the second cycle (2022) matured on December 31, 2024 (see Note 27).
The 2022 Shareholder’s Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which delivered shares to its participants in 2024 (see Note 27).
Finally in 2024, the General Shareholder’s Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. The first cycle is deemed to have started on January 1, 2024 (with delivery of the corresponding shares in 2027).
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2024 to cover shares deliverable under the outstanding Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.
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
At December 31, 2024, the average maturity of net financial debt (27,161 million euros) was 11.34 years (including undrawn committed credit facilities).
At December 31, 2024, financial liabilities (Note 18) and lease liabilities (Note 20) scheduled to mature in 2024 amounted to 5,590 and 2,226 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2025, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 10,634 million euros at December 31, 2024), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group’s liquidity and capital resources in 2024, see Note 18 and Appendix V.
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
Regarding the first point, at December 31, 2024, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the Parent company of 1,768 million euros, which represents 6.5% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 364 million euros from Latin America companies have been received in 2024. This amount includes aggregate dividend collections of 377 million euros and fees for 266 million euros, partially offset by loans and capital contributions made to subsidiaries in an aggregate amount of 279 million euros.
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
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating) and the instruments in which the surpluses may be invested (money-market instruments). Additionally, for Treasury surpluses managed at Telefónica S.A, a criteria based on CDS is also considered, similar to that used for the selection of counterparties to operate with derivatives, for the selection of counterparties for the placement of those surpluses.
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
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2024, these guarantees amounted to approximately 7,526 million euros (7,316 million euros at December 31, 2023).
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

Interest rate benchmark reform and associated risks
In 2022, the transition was made to the new reference indices affected as of December 31, 2022 (GBP Libor and CHF Libor) and in June 2023 the one related to USD Libor. Due to the need to incorporate substitute indices (known as fallbacks) of the reference rates used in the contracts, in 2021 Telefónica, S.A. decided not to adhere to the ISDA Protocol and has since negotiated bilateral contracts with each affected counterparty. Thanks to the decisions agreed in 2021 to manage the changes in Libor, there have been no impacts from these changes, no contractual modifications of derivative instruments or impact on hedging relationships directly affected by the reform. Thus, as of June 2023, all Libor indices have been replaced by Libor Fallbacks for the entire portfolio outstanding on that date.
Derivatives policy
At December 31, 2024, the nominal value of outstanding derivatives with external counterparties amounted to 84,933 million euros equivalent, a 4.7% increase from December 31, 2023 (81,097 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (Forward Rate Agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
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
•Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by Telefónica, S.A. and other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives either forwards or cross-currency swaps are mainly used to hedge the net investment.
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

Breakdown of financial results
The breakdown of the financial results recognized in 2024, 2023 and 2022 is as follows:

Millions of euros	2024	2023	2022
Interest income	486	516	384
Dividends received	39	29	25
Other financial income	326	349	894
Subtotal	851	894	1,303
Changes in fair value of asset derivatives at fair value through profit or loss	145	114	377
Changes in fair value of liability derivatives at fair value through profit or loss	(88)	(42)	(861)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	4	4	8
Transfer from equity of results of cash flow hedges - future cash flows that are no longer expected to happen	—	—	(2)
(Loss)/Gain on fair value hedges	(226)	246	(1,818)
Gain/(loss) on adjustment to items hedged by fair value hedges	224	(292)	1,763
Subtotal	59	30	(533)
Interest expenses	(1,796)	(1,606)	(1,548)
Financial expenses on lease liabilities (see Note 20)	(512)	(435)	(393)
Ineffective portion of cash flow hedges	(2)	(12)	(15)
Accretion of provisions and other liabilities	(389)	(489)	276
Other financial expenses	(229)	(297)	(317)
Subtotal	(2,928)	(2,839)	(1,997)
Net finance costs excluding foreign exchange differences and inflation adjustments	(2,018)	(1,915)	(1,227)
"Other financial income" in 2024 includes 164 million U.S. dollars (approximately 154 million euros) relating to the favorable award of Telefónica issued by ICSID against the Republic of Colombia (see notes 2, 15 and 29.a). Interest has been calculated from August 29, 2017 at a compound rate of 5% per year.
"Accretion of provisions and other liabilities" in 2024 includes 406 million Brazilian Reais (70 million euros at 2024 average exchange rate) referring to the reversal of the monetary update of the regulatory provisions of Telefónica Brasil reversed after the Concession Migration Agreement signed between Telefónica Brasil and ANATEL (see notes 24.c and 29.a).
"Other financial income" in 2023 included 46 million euros corresponding to the default interest as a result of the final decisions in favor of Telefónica Brazil about the right to deduct the ICMS from the calculation basis of PIS/COFINS (139 million euros in 2022).
"Other financial income" in 2022 included 526 million euros corresponding to delayed interest after the Agreement for the Execution of the Judgment of the Audiencia Nacional issued on October 24, 2022 (see Note 25, Inspections of the tax group in Spain).
"(Loss)/Gain on fair value hedges" includes mainly the impact on income of fair value hedges contracted by Telefónica, S.A., which are similarly reflected under "Gain/(loss) on adjustment to items hedged by fair value hedges" and therefore, have no significant net impact on the consolidated income statement. The movement in both items in 2024 and in 2023 with respect to previous years is the result of the variation of interest rates in the exercise.

Evolution of derivative instruments
The movement of the net position of derivatives during the years ended December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	Movement in 2024	Movement in 2023
Opening balance of assets/(liabilities)	399	1,012
Financing payments	20	(33)
Financing proceeds	(385)	(20)
Interest (proceeds)/payments	(50)	97
Other (proceeds)/payments	123	87
Fair value adjustments through other comprehensive income	1,108	(584)
Movements with a corresponding entry under the income statement	(253)	(57)
Translation differences	40	(115)
Other movements	—	12
Closing balance of assets/(liabilities)	1,002	399
The variation in 2024 represents a increase of 603 million euros of assets (decrease of 613 million euros of assets in 2023) mainly due to the evolution of exchange rate, mainly due to the appreciation of dollar and the depreciation of the Brazilian real, netting the opposite effect due to the increase of interest rates of dollar and decrease of euro. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.
As of December 31, 2024 the derivatives portfolio amounted to a net positive value of 1,002 million euros (a net positive value of 399 as of December 31, 2023). This amount includes a net positive value of 914 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 135 million euros at December 31, 2023).
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
Derivatives arranged by the Group at December 31, 2024 are detailed in Appendix IV.

The breakdown of Telefónica’s hedges and other derivative instruments at December 31, 2024 and December 31, 2023, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2024
	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
Millions of euros	2025	2026	2027	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	(2,724)	2,408	1,293	3,133	4,110	(2,441)	(372)	1,526	67	(1,220)
Interest rate risk	(1,624)	1	1	(4,630)	(6,252)	(322)	(131)	545	20	112
Cash flow hedges	(2,150)	—	—	4,769	2,619	(12)	(22)	129	2	97
Fair value hedges	526	1	1	(9,399)	(8,871)	(310)	(109)	416	18	15
Exchange rate risk	(2,085)	2,331	714	5,324	6,284	(1,594)	(136)	837	43	(850)
Cash flow hedges	101	2,344	714	5,324	8,483	(1,594)	(54)	837	1	(810)
Fair value hedges	494	(13)	—	—	481	—	(12)	—	1	(11)
Net investment in a foreign business hedges	(2,680)	—	—	—	(2,680)	—	(70)	—	41	(29)
Interest rate and exchange rate risk	985	76	578	2,439	4,078	(525)	(105)	144	4	(482)
Cash flow hedges	985	76	472	1,892	3,425	(400)	(104)	64	—	(440)
Fair value hedges	—	—	106	547	653	(125)	(1)	80	4	(42)
Undesignated derivatives	(268)	(866)	(325)	(2,150)	(3,609)	(164)	(89)	339	132	218
Other derivatives of interest rate	(525)	(738)	(325)	(2,150)	(3,738)	(159)	(59)	330	8	120
Other derivatives of exchange rate	(125)	(521)	—	—	(646)	—	(20)	9	9	(2)
Other derivatives	382	393	—	—	775	(5)	(10)	—	115	100
Total derivative instruments	(2,992)	1,542	968	983	501	(2,605)	(461)	1,865	199	(1,002)
No derivatives instruments of accounting hedges (***)	—	—	—	29	29	—	—	29	—	29
Exchange rate risk	—	—	—	29	29	—	—	29	—	29
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investment in a foreign business hedges	—	—	—	29	29	—	—	29	—	29
(*) For interest rate hedges, the positive amount is in terms of "fixed payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives,29 million euros correspond to "Loans and other debts"" (see Note 18).

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
(***) Of the hedging instruments that are not derivatives, 27 million euros correspond to "Loans and other debts" (see Note 18).

The detail of hedged items by fair value hedges at December 31, 2024 and December 31, 2023 are as follows:

December 31, 2024
	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
Millions of euros	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have ceased to be adjusted for gains and losses
Assets	55	259	—	314	15	1	—	16	—
Financial assets and other non-current assets	55	13	—	68	15	—	—	15	—
Receivables and other current assets	—	225	—	225	—	1	—	1	—
Other heading of assets	—	21	—	21	—	—	—	—	—
Liabilities	9,195	1,314	1,594	12,103	(89)	15	39	(35)	37
Non-current financial liabilities	9,083	548	1,454	11,085	(89)	—	39	(50)	31
Payables and other non-current liabilities	—	50	—	50	—	1	—	1	—
Current financial liabilities	112	11	140	263	—	—	—	—	—
Payables and other current liabilities	—	705	—	705	—	14	—	14	6
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and viceversa.

December 31, 2023
	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
Millions of euros	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have ceased to be adjusted for gains and losses
Assets	32	249	—	281	(15)	—	—	(15)	—
Financial assets and other non-current assets	28	96	—	124	(14)	—	—	(14)	—
Receivables and other current assets	—	150	—	150	—	—	—	—	—
Other current financial assets	4	—	—	4	(1)	—	—	(1)	—
Other heading of assets	—	3	—	3	—	—	—	—	—
Liabilities	8,092	1,365	1,495	10,952	153	(8)	34	179	(9)
Non-current financial liabilities	8,009	452	1,397	9,858	153	—	34	187	33
Payables and other non-current liabilities	—	44	—	44	—	(1)	—	(1)	—
Current financial liabilities	83	10	98	191	—	—	—	—	—
Payables and other current liabilities	—	859	—	859	—	(7)	—	(7)	(42)
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

The evolutions of hedges in equity at December 31, 2024 and December 31, 2023 are as follows:

	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2023	(56)	441	176	(100)	(11)	450	(137)	313
Changes in the fair value registered in equity	(8)	430	159	382	(1)	962	(252)	710
Transfer to the initial value of hedged item	1	—	2	—	—	3	(1)	2
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	7	(710)	(166)	—	—	(869)	220	(649)
Total translation differences	3	(1)	—	—	—	2	—	2
Other movements	—	—	—	26	—	26	(16)	10
Balance at 12/31/2024	(53)	160	171	308	(12)	574	(186)	388
Amounts remaining in equity for continuing hedges	(24)	127	240	308	(12)	639
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(29)	33	(69)	—	—	(65)
Balance at 12/31/2024	(53)	160	171	308	(12)	574
The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" with an impact on financial results, reported under "Interest expenses" amounted to +229 million euros (+240 million euros in 2023), see detail of "Net finance costs excluding foreign exchange differences and inflation adjustments" in this Note, and in exchange differences amounted to 633 million euros (-324 million euros in 2023).

	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2022	(37)	861	210	(30)	(9)	995	(270)	725
Changes in the fair value registered in equity	(49)	(445)	(66)	(66)	2	(624)	155	(469)
Transfer to the initial value of hedged item	1	6	13	—	—	20	(5)	15
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	32	19	19	—	—	70	(17)	53
Total translation differences	(3)	—	—	(1)	—	(4)	—	(4)
Other movements	—	—	—	(3)	(4)	(7)	—	(7)
Balance at 12/31/2023	(56)	441	176	(100)	(11)	450	(137)	313
Amounts remaining in equity for continuing hedges	(33)	408	250	(100)	(11)	514
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(23)	33	(74)	—	—	(64)
Balance at 12/31/2023	(56)	441	176	(100)	(11)	450

The evolution of cost of hedging in equity in 2024 and 2023 are as follows:

	Exchange rate risk	Total gross amount	Tax effect	Total cost of hedging in equity
	Forward element /CBS
Millions of euros	A time - period related hedge item
Balance at 12/31/2022	(25)	(25)	6	(19)
Changes in the fair value registered in equity	79	79	(20)	59
Transfer to the income statement of the period - the hedged item has affected profit or loss	(9)	(9)	2	(7)
Balance at 12/31/2023	45	45	(12)	33
Changes in the fair value registered in equity	168	168	(42)	126
Transfer to the income statement of the period - the hedged item has affected profit or loss	(10)	(10)	3	(7)
Balance at 12/31/2024	203	203	(51)	152

The details of the ineffective portion of accounting hedges with impact on the income statement in 2024 and 2023 are as follows:

2024
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	(288)	(289)	1
Cash flow hedges	23	23	—
Fair value hedges	(311)	(312)	1
Exchange rate risk	804	804	—
Cash flow hedges	539	540	(1)
Exchange rate risk - fair value hedges	1	—	1
Net investment hedges	264	264	—
Interest rate and exchange rate risk	179	179	—
Cash flow hedges	179	179	—
Total	695	694	1

2023
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	97	98	(1)
Cash flow hedges	(39)	(39)	—
Fair value hedges	136	137	(1)
Exchange rate risk	(702)	(699)	(3)
Cash flow hedges	(409)	(406)	(3)
Net investment hedges	(293)	(293)	—
Interest rate and exchange rate risk	(45)	(35)	(10)
Cash flow hedges	(45)	(35)	(10)
Total	(650)	(636)	(14)

Note 20. Lease liabilities
The evolution of lease liabilities in 2024 and 2023 were as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2023	8,947
First application of IAS 21	4
Additions	2,082
Principal and interests payments	(2,647)
Principal payments (Note 28)	(2,143)
Interests payments	(504)
Disposals	(70)
Business combinations	2
Accrued interests	512
Translation differences and inflation adjustments	(531)
Transfers and others	4
Balance at 12/31/2024	8,303

Millions of euros	Lease liabilities
Balance at 12/31/2022	8,677
Additions	2,382
Principal and interests payments	(2,559)
Principal payments (Note 28)	(2,114)
Interests payments	(445)
Disposals	(138)
Accrued interests	435
Translation differences and inflation adjustments	62
Transfers and others	88
Balance at 12/31/2023	8,947
"Additions" includes fixed asset sale and leaseback transactions, which amounted to 12 million euros in 2024 (21 million euros in 2023). The gains recorded in 2024 and 2023 for sale and leaseback transactions amounted to 17 million euros and 105 million euros, respectively (see Note 26).
There are commitments for leases not started at December 31, 2024 amounting to 2,606 million euros, mainly related to the sites construction agreement between Telefónica Germany GmbH and Telxius Towers Germany GmbH (at December 31, 2023 1,117 million euros).
The maturity schedule of lease liabilities at December 31, 2024 is as follows:

Millions of euros
	Current	Non-Current
Maturity	2025	2026	2027	2028	2029	Subsequent years	Non-current total	Total
Lease liabilities	2,339	1,666	1,401	1,179	983	1,890	7,119	9,458

Note 21. Payables and other non-current liabilities
The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Payables	1,850	1,913
Debt for spectrum acquisition	1,008	1,184
Payables to associates and joint ventures (Note 10)	433	236
Trade payables	163	318
Other payables	246	175
Other non-current liabilities	1,843	1,692
Contractual liabilities (Note 23)	813	778
Deferred revenue	91	126
Non-current tax payables	938	784
Long-term insurance and reinsurance contracts liabilities to associates and joint ventures (Note 10)	1	4
Total	3,693	3,605
"Non-currrent debt for spectrum acquisition" as of December 31, 2024 and December 31, 2023, is detailed below:

Millions of euros	12/31/2024	12/31/2023
Telefónica Spain	63	69
Telefónica Colombia	74	108
Telefónica Brazil	177	211
Telefónica Germany	690	791
Telefónica Uruguay	4	5
Total	1,008	1,184
The outstanding liabilities at December 31, 2024 from the acquisition of spectrum licenses by Telefónica Brazil in November 2021 amounted to 1,005 million Brazilian real (156 million euros) including 942 million Brazilian reais (146 million euros) classified as non-current. At December 31, 2023, outstanding liabilities amounted to 1,301 million Brazilian reais (243 million euros at closing exchange rate of 2023), including 949 million Brazilian reais (177 million euros at closing exchange rate of 2023) classified as non-current.
In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a cost of 1,425 million euros. The Company, like the other auction participants, reached an agreement to defer payments in interest-free annual installments until 2030, instead of an upfront one-time payment (see Appendix VI). In 2024 and 2023, payments amounting to 108 million euros have been made each year (see Note 28). The current value of the debt at December 31, 2024 amounted to 797 million euros (898 million euros at December 31, 2023), 690 million euros have a maturity of more than twelve months (791 million euros at December 31, 2023).
Payments for financed licenses for the years 2024 and 2023 amounted to 210 and 245 million euros, respectively (see Note 28).
"Non-current tax payables" mainly includes balances of Telefónica Brasil regarding the rate of the Telecommunications Inspection Fund (Fistel) corresponding to the period 2020-2024 that jointly with the financial interest accrued amounted to 4,714 million Brazilian Reais (732 million euros) at December 31, 2024 (3,502 million Brazilian Reais, 655 million euros at December 31, 2023). Any payment with respect to this liability, according to the decisions of the Federal Regional Court of the First Region, is suspended.

Note 22. Payables and other current liabilities
The breakdown of "Payables and other current liabilities" of the Telefónica Group at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Payables	12,640	12,138
Trade payables	7,783	7,612
Payables to suppliers of property, plant and equipment	2,803	2,763
Debt for spectrum acquisition	227	218
Other payables	1,299	1,176
Dividends pending payment	121	166
Payables to associates and joint ventures (Note 10)	407	203
Other current liabilities	1,966	1,819
Contract liabilities (Note 23)	1,064	1,035
Deferred revenue	113	98
Advances received	533	465
Short-term insurance and reinsurance contracts liabilities	236	197
Short-term insurance and reinsurance contracts liabilities and other liabilities to associates and joint ventures (Note 10)	20	24
Total	14,606	13,957
"Current debt for spectrum acquisition" as of December 31, 2024 and December 31, 2023, is detailed below:

Millions of euros	12/31/2024	12/31/2023
Telefónica Germany	107	107
Telefónica Colombia	60	10
Telefónica Brazil	10	66
Telefónica Spain	32	7
Telefónica Ecuador	15	16
Telefónica Uruguay	3	12
Total	227	218
At December 31, 2024 and December 31, 2023, “Payables for spectrum acquisition”, includes the debt maturing within twelve months of the spectrum licenses in Telefónica Brazil acquired in November 2021 and the spectrum licenses in Telefónica Germany acquired in June 2019 (see Note 21).

The composition of current "Other payables" at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Accrued employee benefits	610	621
Other non-financial non-trade payables	689	555
Total	1,299	1,176

Other non-financial non-trade payables mainly comprise liabilities associated with the continuing involvement in portfolio sales made by Telefónica Deutschland, amounting to 481 million euros at December 31, 2024 (400 million euros at December 31, 2023).
Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5, modified by Law 18/2022, of September 28.
In accordance with the aforementioned Law 15/2010, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2024	2023
Number of days
Weighted average maturity period	51	51
Ratio of payments	52	53
Ratio of outstanding invoices	39	39
Millions of euros
Total payments	8,424	7,897
Outstanding invoices	1,221	1,211
On October 19, 2022, Law 18/2022, of September 28, on the creation and growth of companies, came into force, which modifies the third additional provision of Law 15/2010. The new standard establishes the obligation to publish in annual accounts, in addition to the information already required, the monetary volume and number of invoices paid in a period less than the maximum established in the late payment regulations, and the percentage they represent of the total number of invoices and on the total monetary payments to its suppliers. This information for the 2024 and 2023 financial years is shown below:

	2024	2023
Monetary volume of invoices paid in a period less than the maximum established in the regulations (millions of euros)	5,406	4,558
Percentage of total payments	64%	58%
Number of invoices paid in a period less than the maximum established in the regulations	157,640	141,862
Percentage of the total number of invoices paid	58%	51%
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2024 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2024 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.

The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2024, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 51 days (51 days in 2023).

Note 23. Breakdown of contractual assets and liabilities, and capitalized costs
The movement of contractual assets and capitalized costs in 2024 and 2023 is as follows:

Millions of euros	Balance at 12/31/2023	Additions	Disposals	Transfers	Balance at 12/31/2024
Long-term contractual assets (Note 12)	325	162	(10)	(189)	288
Contractual assets	326	162	(10)	(189)	289
Impairment losses	(1)	—	—	—	(1)
Short-term contractual assets (Note 14)	202	268	(426)	189	229
Contractual assets	209	270	(426)	188	236
Impairment losses	(7)	(2)	—	1	(7)
Total	527	430	(436)	—	517

Millions of euros	Balance at 12/31/2022	Additions	Disposals	Transfers	Balance at 12/31/2023
Long-term contractual assets (Note 12)	359	118	(17)	(135)	325
Contractual assets	360	118	(17)	(135)	326
Impairment losses	(1)	—	—	—	(1)
Short-term contractual assets (Note 14)	195	276	(403)	134	202
Contractual assets	202	277	(404)	134	209
Impairment losses	(7)	(1)	1	—	(7)
Total	554	394	(420)	(1)	527
Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

The movement of the deferred expenses in 2024 and 2023 is as follows:

Millions of euros	Balance at 12/31/2023	Additions	Disposals	Transfers	Translation differences and inflation adjustments	Balance at 12/31/2024
Non-current capitalized costs (Note 12)	1,001	885	(5)	(764)	(44)	1,073
Of obtaining a contract	774	759	(5)	(601)	(56)	871
Of fulfilling a contract	227	126	—	(163)	12	202
Impairment losses	—	—	—	—	—	—
Current capitalized costs (Note 14)	998	671	(1,332)	761	(4)	1,094
Of obtaining a contract	815	573	(1,077)	599	(21)	889
Of fulfilling a contract	183	98	(255)	162	17	205
Impairment losses	—	—	—	—	—	—
Total	1,999	1,556	(1,337)	(3)	(48)	2,167

Millions of euros	Balance at 12/31/2022	Additions	Disposals	Transfers	Translation differences and inflation adjustments	Balance at 12/31/2023
Non-current capitalized costs (Note 12)	854	838	(2)	(682)	(7)	1,001
Of obtaining a contract	610	694	(1)	(536)	7	774
Of fulfilling a contract	244	144	(1)	(146)	(14)	227
Impairment losses	—	—	—	—	—	—
Current capitalized costs (Note 14)	885	620	(1,175)	684	(16)	998
Of obtaining a contract	710	534	(967)	538	—	815
Of fulfilling a contract	175	86	(208)	146	(16)	183
Impairment losses	—	—	—	—	—	—
Total	1,739	1,458	(1,177)	2	(23)	1,999
The movement of contractual liabilities of contracts with customers in 2024 and 2023 is as follows:

Millions of euros	Balance at 12/31/2023	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and inflation adjustments	Balance at 12/31/2024
Long-term contractual liabilities (Note 21)	778	250	(1)	—	(222)	8	813
Short-term contractual liabilities (Note 22)	1,035	5,624	(969)	(4,809)	220	(37)	1,064
Total	1,813	5,874	(970)	(4,809)	(2)	(29)	1,877

Millions of euros	Balance at 12/31/2022	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and inflation adjustments	Balance at 12/31/2023
Long-term contractual liabilities (Note 21)	891	162	(2)	(1)	(279)	7	778
Short-term contractual liabilities (Note 22)	1,038	5,374	(973)	(4,700)	286	10	1,035
Total	1,929	5,536	(975)	(4,701)	7	17	1,813
The maturity schedule of contractual liabilities at December 31, 2024 is as follows:

Millions of euros	2025	2026	2027	Subsequent years	Total
Contractual liabilities, activation fees	8	3	2	2	15
Contractual liabilities, sales of prepay cards	560	—	—	—	560
Contractual liabilities, services	214	34	15	96	359
Contractual liabilities, sales of handsets	34	6	—	—	40
Contractual liabilities, irrevocable rights to use	73	63	57	434	627
Other contractual liabilities	175	25	21	55	276
Maturity of performance obligations	1,064	131	95	587	1,877

Note 24. Provisions
The amounts of provisions in 2024 and 2023 are as follows:

	12/31/2024			12/31/2023
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,073	4,020	5,093	1,005	4,949	5,954
Termination plans	357	1,222	1,579	282	1,461	1,743
Post-employment defined benefit plans	10	329	339	12	428	440
Other benefits	706	2,469	3,175	711	3,060	3,771
Dismantling of assets	16	519	535	17	505	522
Other provisions	576	1,613	2,189	574	2,000	2,574
Total	1,665	6,152	7,817	1,596	7,454	9,050
a) Employee benefits
In 2024 the Group recorded a provision of 104 million euros (1,538 million euros in 2023, of which 1,320 million euros corresponded to Telefónica Spain mainly relating to the agreement reached with the most representative Trade Unions for the execution of Collective Redundancies, explained in Termination plans in this note). The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2024	2023
Telefónica Spain	27	1,320
Telefónica Germany	(1)	11
Telefónica Hispam	61	128
Other companies	17	79
Total	104	1,538
Termination plans
The movement in provisions for termination plans in 2024 and 2023 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/2022	376
Additions	1,520
Retirements/amount applied	(133)
Translation differences, inflation adjustments and accretion	(20)
Provisions for termination plans at 12/31/2023	1,743
Additions	79
Retirements/amount applied	(311)
Translation differences, inflation adjustments and accretion	68
Provisions for termination plans at 12/31/2024	1,579
Telefónica Spain
On December 28, 2023 certain subsidiaries of Telefónica Spain, taking into account the concurrence of productive, organizational and technical causes, reached an agreement with the most representative Trade Unions for the execution of collective redundancies up to a total of 3,420 employees, to which employees turned 56 years or older during 2024 and with a seniority of more than 15 years were adhered (see Note 2). This agreement was endorsed on January 3, 2024.
As a consequence of these agreements, a provision of 1,299 million euros were recorded, charged to the personnel expenses heading of the consolidated income statement in 2023. This provision stood at 1,248 million euros at December 31, 2024, of which 231 million euros were classified as current (107 million euros in 2023).

The discount rate used for this termination plan at December 31, 2024 was 2.76% with an average plan length of 3.19 years.
Additionally, in 2023 the III Collective Bargaining Agreement was signed, valid until December 31, 2026 and extendable for another year, with the aim of moving towards a more digital, flexible company prepared for future challenges in a highly competitive context and deep transformation.
Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2024
Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	226	544	75	17	862
Assets	(106)	(628)	—	(17)	(751)
Net provision before asset ceiling	120	(84)	75	—	111
Asset ceiling	—	173	—	—	173
Total	120	89	75	—	284
Net provision	130	113	90	6	339
Net assets	10	24	15	6	55

12/31/2023
Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	236	764	74	15	1,089
Assets	(103)	(777)	—	(14)	(894)
Net provision before asset ceiling	133	(13)	74	1	195
Asset ceiling	—	200	—	—	200
Total	133	187	74	1	395
Net provision	143	201	86	10	440
Net assets	10	14	12	9	45
The movement in the present value of obligations in 2024 and 2023 is as follows:

Millions of euros	Germany	Brazil	Hispam	Other	Total
Present value of obligation at 12/31/2022	208	622	64	19	913
Translation differences	—	27	4	—	31
Current service cost	11	2	5	1	19
Interest cost	8	61	8	1	78
Actuarial losses and gains	15	101	2	—	118
Benefits paid	(6)	(49)	(5)	(1)	(61)
Plan curtailments	—	—	(3)	—	(3)
Other movements	—	—	(1)	(5)	(6)
Present value of obligation at 12/31/2023	236	764	74	15	1,089
First application of IAS 21	—	—	6	—	6
Translation differences	—	(119)	(10)	1	(128)
Current service cost	11	3	8	1	23
Interest cost	8	62	18	1	89
Actuarial losses and gains	(23)	(118)	(10)	—	(151)
Benefits paid	(6)	(48)	(6)	(1)	(61)
Plan curtailments	—	—	(3)	—	(3)
Other movements	—	—	(2)	—	(2)
Present value of obligation at 12/31/2024	226	544	75	17	862
Movements in the fair value of plan assets in 2024 and 2023 are as follows:

Millions of euros	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2022	101	751	18	870
Translation differences	—	31	—	31
Interest income	3	74	—	77
Actuarial losses and gains	—	(30)	—	(30)
Company contributions	2	—	—	2
Benefits paid	(3)	(45)	—	(48)
Transfers	—	—	(4)	(4)
Other movements	—	(4)	—	(4)
Fair value of plan assets at 12/31/2023	103	777	14	894
Translation differences	—	(129)	1	(128)
Interest income	4	63	—	67
Actuarial losses and gains	—	(31)	—	(31)
Company contributions	2	—	—	2
Benefits paid	(3)	(44)	—	(47)
Transfers	(1)	—	1	—
Other movements	1	(8)	1	(6)
Fair value of plan assets at 12/31/2024	106	628	17	751

Telefónica Brazil post-employment benefit plans
Telefónica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil
The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2024	12/31/2023
Discount rate	11.07% - 11.67%	8.90% - 9.18%
Nominal rate of salary increase	4.57% - 6.60%	4.57% - 6.60%
Long-term inflation rate	3.50%	3.50%
Growth rate for medical costs	6.61%	6.61%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	304	295	313
Health plans	241	228	254
Total obligation	545	523	567

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	304	304	304
Health plans	241	269	217
Total obligation	545	573	521

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
At the end of each period, the current value of the forecast payment flows to meet the commitments of these programs (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. At 2024 and 2023 year-ends, this figure was calculated using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.
The provision at December 31, 2024 amounted to 3,073 million euros (3,648 million euros at December 31, 2023).
The discount rate used for these provisions at December 31, 2024 was 2.75% with an average plan length of 2.73 years.
Sensitivity of the valuation
The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plans of Telefónica Group companies in Spain to changes in the discount rate:

-100 bps		+100 bps
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(127)	(127)	120	120
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 120 million euros and have a positive impact on the income statement of 120 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 127 million euros and have a negative impact on the income statement of 127 million euros before tax.
The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).
b) Provisions for dismantling of assets
The movement of provision for dismantling of assets in 2024 and 2023 is as follows:

Millions of euros
Dismantling of assets at December 31, 2022	528
Additions	54
Accretion	23
Retirements/amount applied	(67)
Transfers	14
Translation differences and other	(30)
Dismantling of assets at December 31, 2023	522
Additions	38
Accretion	43
Retirements/amount applied	(48)
Transfers	4
Business combinations	1
Translation differences and other	(25)
Dismantling of assets at December 31, 2024	535
The detail by segments of provision for dismantling of assets in 2024 and 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Telefónica Spain	14	16
Telefónica Germany	360	354
Telefónica Brazil	64	76
Telefónica Hispam	97	76
Total	535	522
c) Other provisions
The movement in “Other provisions” in 2024 and 2023 is as follows:

Millions of euros
Other provisions at December 31, 2022	2,630
Additions and accretion	809
Retirements/amount applied	(805)
Transfers	(16)
Translation differences and other	(44)
Other provisions at December 31, 2023	2,574
Additions and accretion	611
Retirements/amount applied	(702)
Transfers	(60)
Translation differences and other	(234)
Other provisions at December 31, 2024	2,189
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

The balance of these provisions at December 31, 2024 and December 31, 2023 is shown in the following table:

Millions of euros	12/31/2024	12/31/2023
Tax proceedings	314	515
Regulatory proceedings	179	329
Labor claims	145	130
Civil proceedings	219	229
Amounts to be refunded to customers	14	18
Provision for fines for canceling lease agreements	6	8
Total	877	1,229
Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011, GVT in 2015 and the mobile assets of Oi in 2022 (see Note 5). These contingent liabilities amounted to 167 million euros at December 31, 2024 (187 million euros at December 31, 2023).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2024	12/31/2023
Federal taxes	126	149
State taxes	72	248
Municipal taxes	21	9
FUST	95	109
Total	314	515
The breakdown of changes in provisions for tax proceedings in 2024 and 2023 is as follows:

Millions of euros
Balance at 12/31/2022	446
Movements with a corresponding entry under operating income	16
Write-offs due to payment	(3)
Monetary updating	38
Translation differences	18
Balance at 12/31/2023	515
Movements with a corresponding entry under operating income	7
Other additions/reversal	(84)
Write-offs due to payment	(12)
Business combination	9
Monetary updating	(46)
Translation differences	(75)
Balance at 12/31/2024	314
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 40,850 million Brazilian reals (6,347 million euros) as of December 31, 2024 (36,963 million Brazilian reals, 6,909 million euros as of December 31, 2023). The possible contingencies from the main income tax proceedings (federal tax) are described in Note 25.
Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).

With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. Consolidated provisions totaled 1,151 million Brazilian reals (179 million euros) at December 31, 2024 (1,761 million Brazilian reals, 329 million euros at December 31, 2023).
In 2024, Telefónica Brasil and ANATEL signed a self-composition agreement regarding the switched fixed telephone service (STFC) from the concession regime to an authorization regime (see Notes 29.a and Appendix VI). As a consequence of this agreement, regulatory provisions amounted to 792 million Brazilian Reais (137 million euros) have been reversed with a corresponding entry under Other expenses (386 million Brazilian Reais, equivalent to 67 million euros, see note 26) and in financial results (406 million Brazilian Reais, 70 million euros, see note 19).
In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 3,067 million Brazilian reals (476 million euros) at December 31, 2024 (6,765 million Brazilian reals, 1,264 million euros at December 31, 2023. The reduction in 2024 of these possible losses from regulatory contingencies is mainly related to the self-composition agreement signed by Telefónica Brasil and ANATEL described above.
In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 311 million euros at December 31, 2024 (398 million euros at December 31, 2023).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2024 and December 31, 2023 are as follows:

Millions of euros	12/31/2024	12/31/2023
Tax proceedings	264	304
Labor claims	11	17
Civil proceedings	139	161
Regulatory proceedings	51	58
Garnishments	2	4
Total	467	544
Current	24	14
Non-current (see Note 12)	443	530

Note 25. Tax matters
Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 47 companies at December 31, 2024 (45 companies at December 31, 2023).
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
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2024 and 2023 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2023	6,240	2,702
First application of IAS 21	—	(48)
Additions	1,418	1,028
Disposals	(928)	(811)
Transfers	27	26
Translation differences and inflation adjustments	(89)	(2)
Company movements and others	5	10
Balance at December 31, 2024	6,673	2,905

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2022	4,884	3,067
Additions	2,040	383
Disposals	(760)	(673)
Transfers	15	21
Translation differences and inflation adjustments	61	(92)
Company movements and others	—	(4)
Balance at December 31, 2023	6,240	2,702
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies.
Main changes registered in 2024
In 2024 there were additions of deferred tax assets for 78 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans, other obligations with employees of the companies include in the group in Spain and its financial update (see Note 24). Likewise, disposals of deferred tax assets in 2024 included the impact of the materialization of these provisions and its financial update, amounting to 255 million euros.
218 million euros of deferred tax assets were recorded due to the application of Law 7/2024 of December 20, which, in addition to regulating the Global minimum tax, establishes the extension to 2024 and 2025 of the 50% limitation on the use of individual tax loss carryforwards for the year, which must be reversed in equal parts in each of the ten years following the year in which they are applied.
The abovementioned Law also re-establishes the mandatory reversal regime for impairment losses on securities representing capital or equity that had been tax deductible prior to 2013 and were pending reversal at January 1, 2024 (see section Constitutional Court Ruling on Royal Decree Law 3/2016 in this Note). The reversal must be done, at least, in equal parts in each of the first three years beginning on or after January 1, 2024, which has resulted in the recording of a deferred tax liability of 535 million euros for the balance outstanding at the beginning of 2024. The Company has taken into account in its analysis of recoverability of deferred tax assets at the end of 2024 the amount of impairment losses deducted prior to 2013 that are pending integration, quantifying the effects of their return in the years. As a result, deferred tax assets amounting to 410 million euros have been recorded as additions.
Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 127 million euros and applied tax loss carryforwards amounting to 60 million euros in 2024. Furthermore, Telefónica Germany recognized additions of deferred tax liabilities amounting to 40 million euros.
The additions of deferred tax assets included tax credits recognized for 106 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2024 amounting to 83 million euros.
Telefónica Brasil recognized additions of deferred tax assets in the amount of 3 million euros, applied tax loss carryforwards amounting to 65 million euros and recognized disposals for temporary differences in the amount of 4 million euros in 2024. Additionally, it recognized additions of liabilities for deferred taxes amounting to 178 million euros and disposals of deferred tax liabilities amounting to 140 million euros.
Telefónica Chile recognized additions of deferred tax assets in the amount of 70 million euros and disposals of deferred tax assets in the amount of 38 million euros in 2024. Additionally, recognized additions of deferred tax liabilities in the amount of 8 million euros and disposals of deferred tax liabilities amounting to 24 million euros.
Telefónica Colombia recognized disposals of deferred tax assets in the amount of 45 million euros in 2024. Additionally, recognized disposals of deferred tax liabilities in the amount of 11 million euros.
Likewise, in 2024, Telefónica del Perú has reversed deferred tax assets for loss carryforwards, amounting to 91 million euros (see Note 2).

Telefónica Argentina recorded disposals in deferred tax liabilities, and additions in deferred tax assets for temporary differences, amounting to 332 million euros and 141 million euros, respectively, mainly corresponding to the tax effect of the impairment loss on intangible assets and property, plant and equipment recorded at the end of 2024 (see Note 2).

The movements relating to deferred taxes recognized directly in equity in 2024 amounted to 29 million euros of additions (net position of higher deferred tax liabilities) and 115 million euros of disposals (net position of higher deferred tax liabilities).

Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 156 million euros as of December 31, 2024. The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 330 million euros as of December 31, 2024.

Main changes registered in 2023
Following the ruling of the General Court Judgment of September 27, 2023 that finally annuls the Third Decision (EU) 2015/314 of the Commission (see the section "Tax deductibility of financial goodwill in Spain" in this note) an addition of tax credits for tax loss carryforwards was recognized with a balancing entry in the income tax amounting to 334 million euros.
Likewise, as of December 31, 2023, the recoverability of the deferred tax assets of the Tax Group in Spain has been estimated, considering: i) the estimates of results of the companies that make up the Tax Group; and ii) the effects of RD 3/2016 (see Constitutional Court Judgment on Royal Decree Law 3/2016 in this note). Following this analysis, deferred tax assets were recorded for tax loss carryforwards and deductions, with a counterpart in income taxes, in the amount of 541 million euros.
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
Deferred tax assets were added in the amount of 306 million euros in Spain, as a consequence of Law 38/2022, of December 27, which establishes temporary measures in determining the tax base under the tax consolidation regime, limiting the amount of individual tax loss carryforwards corresponding to fiscal year 2023 to 50%.
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
Telefónica Chile recognized additions of deferred tax assets in the amount of 94 million euros and disposals of deferred tax assets in the amount of 18 million euros in 2023. Additionally, it recognized additions of deferred tax liabilities in the amount of 48 million euros and disposals of deferred tax liabilities amounting to 28 million euros.
Telefónica Colombia recognized additions of deferred tax assets in the amount of 9 million euros and disposals of deferred tax assets in the amount of 66 million euros in 2023. Additionally, it recognized disposals of deferred tax liabilities in the amount of 13 million euros.
The movements relating to deferred taxes recognized directly in equity in 2023 amounted to 2 million euros of additions (net position of higher deferred tax liabilities) and 194 million euros of disposals (net position of higher deferred tax liabilities).
Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 258 million euros as of December 31, 2023.The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 233 million euros as of December 31, 2023.
Expected realization of deferred tax assets and liabilities
The estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2024 is as follows:

Millions of euros
12/31/2024	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,673	1,034	5,639
Deferred tax liabilities	2,905	295	2,610

Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2024	12/31/2023
Tax credits for loss carryforwards	2,877	2,803
Unused tax deductions	1,000	733
Deferred tax assets for temporary differences	2,796	2,704
Total deferred tax assets	6,673	6,240
Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2024 and 2023 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2023	Additions	Reversals	Translation differences and other	Balance at 12/31/2024
Spain	1,110	183	(17)	1	1,277
Germany	879	234	(144)	1	970
Latin America	814	135	(230)	(89)	630
Other	—	—	—	—	—
Total tax credits for loss carryforwards	2,803	552	(391)	(87)	2,877

Location of the company (Millions of euros)	Balance at 12/31/2022	Additions	Reversals	Translation differences and other	Balance at 12/31/2023
Spain	457	725	(75)	3	1,110
Germany	810	189	(120)	—	879
Latin America	741	133	(113)	53	814
Other	3	—	(3)	—	—
Total tax credits for loss carryforwards	2,011	1,047	(311)	56	2,803
The Spanish tax group considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amounted to 5,426 million euros at December 31, 2024:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	3,439	868	2,571
Tax loss carryforwards generated before consolidation in the tax group	1,987	—	1,987
Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2024 amounted to 1,277 million euros (1,110 million euros at December 31, 2023). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 113 million euros (77 million euros at December 31, 2023). These tax credits do not expire.
The Group companies in Germany have recognized 970 million euros of tax credits for loss carryforwards at December 31, 2024 (879 million euros at December 31, 2023). Total unrecognized tax credits for loss carryforwards of these companies amount to 5,168 million euros (5,295 million euros at December 31, 2023). These tax credits do not expire.
Recognized tax credits in the consolidated statement of financial position arising from the Latin American subsidiaries at December 31, 2024 amounted to 630 million euros (814 million euros as of December 31, 2023). Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 797 million euros (841 million euros at December 31, 2023).

Deductions
The Group has recognized 1,000 million euros of tax credits from deductions at December 31, 2024, in Spain (733 millIon euros in 2023), generated primarily from R+D+i, double taxation, donations to non-profit organizations and film productions. Total unrecognized tax credits from deductions in Spain amounted to 123 million euros at December 31, 2024 (244 million euros as of December 31, 2023).
Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2024 and 2023 are as follows:

Millions of euros	12/31/2024	12/31/2023
Goodwill and intangible assets	652	787
Property, plant and equipment	438	378
Personnel commitments	1,271	1,498
Provisions	960	1,062
Investments in subsidiaries, associates and other shareholdings	37	—
Inventories and receivables	237	330
Rights of use	42	48
Lease liabilities	990	994
Other concepts	668	489
Total deferred tax assets for temporary differences	5,295	5,586
Deferred tax assets and liabilities offset	(2,499)	(2,882)
Total deferred tax assets for temporary differences registered in the statement of financial position	2,796	2,704

Millions of euros	12/31/2024	12/31/2023
Goodwill and intangible assets	1,549	1,928
Property, plant and equipment	854	1,105
Personnel commitments	2	2
Provisions	35	35
Investments in subsidiaries, associates and other shareholdings	1,225	746
Rights of use	997	1,023
Lease liabilities	2	2
Other concepts	740	743
Total deferred tax liabilities for temporary differences	5,404	5,584
Deferred tax assets and liabilities offset	(2,499)	(2,882)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,905	2,702
Deferred tax assets and liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
The heading "Other concepts” of deferred tax assets for temporary differences include, among others, the effect of the 50% limitation on the use of individual negative tax credits for loss carryforwards for the year of companies under a tax consolidation regime in Spain (see the section Main deferred tax movements recorded in 2024 of this Note). "Other concepts" of deferred tax liabilities for temporary differences include, among others, the difference between the accounting and tax values created by the value of financial derivatives and assets and liabilities related to the recognition of income.
Total unrecognized tax credits from temporary differences, mainly from Pegaso Pcs S.A. de C.V. and Colombia Telecomunicaciones S.A. ESP BIC, amounted to 886 million euros at December 31, 2024 (982 million euros at December 31, 2023).

Tax payables and receivables
Current tax payables and receivables at December 31, 2024 and 2023 are as follows:

Millions of euros	Balance at 12/31/2024	Balance at 12/31/2023
Tax payables
Tax withholdings	104	111
Indirect taxes	424	561
Social security	112	117
Current income taxes payable	658	769
Other	316	311
Total	1,614	1,869

Millions of euros	Balance at 12/31/2024	Balance at 12/31/2023
Tax receivables
Indirect taxes	461	493
Current income taxes receivable	392	598
Other	117	102
Total	970	1,193
"Current income taxes payable" as of December 31, 2024 includes 549 million euros (660 million euros as of December 31, 2023) corresponding to Telefónica del Perú's legal proceedings related to corporate income tax (see the section Tax litigation in Telefónica del Perú in this note).

Reconciliation of book profit before taxes to taxable income
The reconciliation between book profit before tax and the income tax expense from continuing operations for 2024, 2023 and 2022 is as follows:

Millions of euros	2024	2023	2022
Accounting profit before tax	557	(1,473)	2,960
Tax expense at prevailing statutory rate	102	(248)	797
Permanent differences	165	442	(793)
Changes in deferred tax charge due to changes in tax rates	2	—	1
(Capitalization)/reversal of tax deduction and tax relief	(252)	(173)	88
(Capitalization)/reversal of loss carryforwards	(333)	(855)	197
Increase/(decrease) in tax expense arising from temporary differences	599	11	43
Other concepts	65	(76)	308
Corporate income tax	348	(899)	641
Breakdown of current/deferred tax expense
Current tax expense	519	473	(218)
Deferred tax expense	(171)	(1,372)	859
Total Corporate income tax	348	(899)	641
2024
Permanent differences for 2024 mainly included the result of excluding goodwill impairment losses (see Note 26) from the reconciliation. Goodwill impairment losses are part of the Accounting profit before tax but have no effect on the consolidated Corporate income tax.
(Capitalization)/reversal of tax deduction and tax relief in 2024 mainly includes the activation of deferred tax assets for deductions within the tax group of Telefónica, S.A. following the recoverability analysis at year-end, amounting to 236 million euros, with a corresponding deferred tax expense (see the section Main changes registered in 2024 above in this note).
(Capitalization)/reversal of loss carryforwards in 2024 mainly includes the effect of the activation of tax credits for tax loss carryforwards generated in previous years of Telefónica, S.A.amounting to 174 million euros, Telefónica Germany amounting to 127 million euros and Group 3G UMTS Holding GmbH amounting to 106 million euros (see the section Main changes registered in 2024 above in this note).
The increase/(decrease) in tax expense arising from temporary differences in 2024 mainly includes the recognition of the deferred tax liability amounting to 535 million euros, following the reinstatement of the mandatory reversal regime for impairment losses on equity securities that had been tax-deductible prior to 2013 and were still pending reversal as of January 1, 2024 (see the section "Main movements in deferred taxes recognized in 2024" of this note).
2023
Permanent differences for 2023 mainly included 477 million euros that result from excluding from the reconciliation the share of loss of VMO2 accounted for by the equity method (see Note 10). This result is part of the Accounting profit before tax but has no effect on the consolidated Corporate income tax.
(Capitalization)/reversal of tax deduction and tax relief in 2023 mainly included the reversal of deferred tax assets for tax credits of the Telefónica, S.A. tax group amounting to 173 million euros, with a balancing entry in deferred tax expense (see Main changes registered in 2023 above in this note).
(Capitalization)/reversal of loss carryforwards in 2023 mainly included the effect of the General Court Judgment of September 27, 2023 that finally annuls the Third Decision (EU) 2015/314 of the Commission (see Tax deductibility of financial goodwill in Spain in this note) with a corresponding entry under deferred tax assets amounted to 334 million euros and the activation of tax credits for tax loss carryforwards generated in previous years of Telefónica,

S.A. for an amount of 368 million euros, the recognition of tax credits for tax loss carryforwards generated in previous years of Telefónica Germany amounting to 115 million euros and Group 3G UMTS Holding GmbH amounting to 73 million euros (see the section Main changes registered in 2023 above in this note).
2022
"Permanent differences" for 2022, mainly included 651 million of income corresponding to the last corporate simplification implemented in Brazil due to the approval in 2021 of a new Telecommunications Law (Law 14.195 of 26 August 2021), the consequent repeal of Decree 2.617/1998, which abolishes the obligation to control a telecommunications company through a Brazilian company.
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
(Capitalization)/reversal of tax deduction and tax relief in 2022 mainly included the reversal of deferred tax assets for tax credits of the Telefónica, S.A. tax group amounting to 112 million euros, with a balancing entry in deferred tax expense.
(Capitalization)/reversal of loss carryforwards in 2022 mainly included the effect of unrecorded tax loss carryforwards generated in the year and the reversal of tax loss carryforwards generated in prior years of the Telefónica, S.A. tax group, amounting to 326 million euros and 85 million euros, respectively. On the other hand, the recognition of tax credits for tax loss carryforwards generated in previous years of Telefónica Germany amounting to 76 million euros and Group 3G UMTS Holding GmbH amounting to 76 million euros are included too in (Capitalization)/reversal of loss carryforwards in 2022.
Other items in 2022 mainly included an expense of 241 million euros as a result of the provision for tax contingencies recorded during the year by Telefónica del Perú.
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
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Colombia Telecomunicaciones (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2024, was 2,368 million euros.
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
As a result of the execution of this Sentence, in accordance with the opinion of the Company and its advisors as to the likely outcome of the aforementioned appeal, as well as that of the Constitutional Court on Royal Decree Law 3/2016, Telefónica could once again have available (in addition to the 334 million euros mentioned in the section "Main changes registered in 2023"), totally or partially, the tax credits for tax loss carryforwards and deductions described under "Constitutional Court Ruling on Royal Decree Law 3/2016" of this note.
The "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019, February 2021 and July 2023, the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, 2016 to 2018 and 2019 to 2020, respectively. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 13.4 million euros. All settlements have been appealed by the Company in the Spanish courts.
Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 480 million euros as of December 31, 2024 (419 million euros as of December 31, 2023).
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
As a result of the ongoing inspection process and the years still to be inspected, at the end of the financial year 2024, it is not estimated that there will be a need to recognize additional liabilities in addition to those described in the Consolidated Financial Statements.
Constitutional Court Ruling on Royal Decree Law 3/2016

On January 18, 2024, the plenary session of the Constitutional Court of Spain ("TC") unanimously declared unconstitutional certain measures introduced by Royal Decree-Law 3/2016 of December 2 on corporate income tax. Specifically, the TC declared unconstitutional the setting of stricter ceilings for the offsetting of tax loss carryforwards, the introduction ex novo of a limit on the application of double taxation deductions, and the obligation to automatically integrate into the tax base of the tax the impairment of holdings that had been deducted in previous years. This ruling, following the trend of previous TC rulings, points out that, in the interest of legal certainty, the effects of the declaration of unconstitutionality are limited.
However, because Telefónica has submitted letters of request for rectification for the financial years 2016 onwards of both the consolidated self-assessment tax returns (Form 220) of the Tax Group 24/90 and the individual self-assessment tax returns (Form 200) of the Group companies affected by the measures deemed to be unconstitutional, Telefónica would not be affected by any such limitation on the scope of the declaration of unconstitutionality.
Furthermore, on December 21, 2024, Law 7/2024 of December 20 was published in the Official State Gazette (BOE), which, in addition to regulating a complementary tax ensuring a minimum global tax rate for multinational groups (transposing European Council Directive 2022/2523 of December 15), introduces other changes to the corporate income tax in order to reverse the effects of the partial annulment of the tax measures introduced by Royal Decree-Law 3/2016 of December 2.
With effect from tax periods starting on or after January 1, 2024 and not yet concluded at the time the Law 7/2024 comes into force, the mandatory reversal regime for impairments of securities on share capital or equity that had been fiscally deductible prior to 2013 is reinstated.
Specifically, the total amount of impairments that were deductible before 2013 and are pending reversal as of January 1, 2024 must be included in the tax base.
The reversal must be made, at a minimum, in equal parts during each of the first three financial years starting from January 1, 2024. It will be possible to offset the positive income arising from this mandatory reversal with tax loss carryforwards generated in years prior to 2021, without the application of the 25% and 50% limits mentioned earlier (although the general 70% limit will still apply).
As a result, the corporate income tax returns of the fiscal group in Spain for the years 2016 to 2021 will be affected by the aforementioned ruling. Given the current status of the litigation related to the corporate income tax for 2016-2017 before the Spanish National Court, and the conclusion of the tax inspection process for the years 2018 to 2021, it is expected that the Spanish tax authorities will issue the corresponding enforcement agreements when the inspection procedure concludes in 2025.
Accordingly, Telefónica, with the support of its external advisors, based on the applicable financial reporting framework, has taken into account the effects of the unconstitutionality of Royal Decree-Law 3/2016 and Law 7/2024, in its analysis of recoverability of deferred tax assets at the end of 2024, this resulted mainly in the reversal of impairment of portfolios that were tax-deductible in periods starting prior to January 1, 2013 and their integration in the taxable income base according to the provisions of Article 12.3 of Royal Decree-Law 4/2004 and the new Law 7/2024.The effects are shown in the section "Main changes registered in 2024" in this note.
As a result of the execution of this TC ruling, as well as the ruling from the General Court of the European Union regarding the amortization of goodwill, Telefónica could once again have available (in addition to the 334 million euros mentioned), either in whole or in part, the following tax credits for tax loss carryforwards and deductions used in the assessments of those years: for tax loss carryforwards of the years 2002, 247 million euros; 2004, 21 million euros; 2011, 615 million euros; and 2015, 1,503 million euros; and for deductions: for double taxation for the years 2010 to 2020, 952 million euros; for reinvestment for the years 2003 and 2011 to 2013, 23 million euros; for investments from 2003 to 2013, 476 million euros; for donations from the years 2009 to 2018, 260 million euros; for fixed assets in the Canary Islands from 2010 to 2020, 101 million euros and due to the reversal of temporary measures from 2015 to 2020, 29 million euros.
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
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, was approximately 25,760 million Brazilian reais as of December 31, 2024 (approximately 4,002 million euros at the exchange rate on that date, see Note 24), 23,130 million Brazilian reais as of December 31, 2023 (approximately 4,323 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e., that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to federal income taxes for a total amount of 36,723 million Brazilian reais as of December 31, 2024 (approximately 5,706 million euros at the exchange rate on that date), compared to 30,379 million Brazilian reais as of December 31, 2023 (approximately 5,678 million euros at the exchange rate on that date), mainly related to the tax amortizations in Brazil in the years between 2011 and 2021 with respect to goodwill originated in the acquisitions of Vivo and GVT and their subsequent mergers with Telefónica Brasil. In relation to the tax amortization of goodwill in 2024, the last assessment received was for an amount of 4,018 million Brazilian reais (approximately 624 million euros at the exchange rate as of December 31, 2024). Telefónica Brasil has challenged the related assessments. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
There are other probable contingencies in relation to the federal income taxes for the total amount of 216 million Brazilian reais as of December 31, 2024 (approximately 34 million euros at the exchange rate as of December 31, 2024), compared to 198 million Brazilian reais as of December 31, 2023 (approximately 37 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.
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
During the 2024 financial year, the partial execution of the guarantees provided during the aforementioned proceedings from 1998 to 2001 has finally taken place, for a total amount of 1,105 million Peruvian soles, equivalent to 272 million euros at the 2024 average exchange rate.
The Company has recorded the necessary provisions for the contingencies considered probable, leaving as possible contingencies an amount of 517 million Peruvian soles as of December 31, 2024, or approximately 132 million euros at the exchange rate on that date (587 million Peruvian soles as of December 31, 2023, or approximately 143 million euros at the 2024 average exchange rate).
The total provision for tax litigation in Peru, following the payments made to date, as well as the use of credit balance and the restatement of interest, have led to the adjustment of the provision at December 31, 2024, which amounts, including the amount corresponding to the guaranteed letters paid and pending return, to 2,739 million Peruvian soles, or approximately 700 million euros at the exchange rate as of December 31, 2024 (3,117 million Peruvian soles as of December 31, 2023 or approximately 761 million euros at the exchange rate on that date).
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
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•The last ten years in the United Kingdom.
•The last nine years in Germany.
•The last seven years in Argentina.
•The last six years in Venezuela and Colombia.
•The last five years in Brazil, Mexico, Uruguay and the Netherlands.
•The last four years in Peru and Ecuador.
•The last three years in Chile and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.
Complementary Minimun Tax (Pillar Two)
On December 21, 2024, the Official State Gazette published Law 7/2024 of December 20, which establishes a Complementary Tax to guarantee a minimum global level of taxation for multinational groups and large domestic groups, a Tax on the margin of interest and fees of certain financial entities, and a Tax on liquids for electronic cigarettes and other tobacco-related products, as well as amendments to other tax regulations (hereinafter, "Law 7/2024").
Law 7/2024 implements Pillar Two in Spain, establishing, with retroactive effect for fiscal years starting on January 1, 2024, a Complementary Tax that ensures large multinational groups are taxed at a minimum effective rate of 15% wherever they operate.
The Telefónica Group, as a large multinational group, is subject to this Complementary Tax.
In this regard, the group has conducted an analysis of the potential impacts that may arise from the application of this tax in the 2024 financial year in those jurisdictions where it is present, considering the application of the Transitional Safe Harbours outlined in the Fourth Transitional Provision of Law 7/2024 and, where applicable, the full calculation.
These Transitional Safe Harbours aim to facilitate adaptation to the Pillar Two regulations by stipulating that the Complementary Tax will be zero if any of the three regulated tests are met.
The tax expense in the consolidated accounts for 2024 related to jurisdictions where none of the safe harbour tests are met does not have a significant impact, in accordance with the application of the Pillar Two legislation.
The Group applies the exemption to recognise and disclose information on deferred tax assets and liabilities arising from the implementation of Law 7/2024, as provided in the amendments to IAS 12 issued in May 2023.

Note 26. Revenue and expenses
Revenues
The breakdown of Revenues for the years 2024, 2023 and 2022 is as follows:

Millions of euros	2024	2023	2022
Revenues from rendering of services	35,480	34,832	34,479
Lease revenues	79	71	76
Sale of goods	5,756	5,749	5,438
Total	41,315	40,652	39,993
"Revenues from sale of goods" mainly include the sale of mobile handsets, also including those corresponding to leases of terminals with a purchase option.
In 2024, "revenues from rendering of services" included 212 million euros corresponding to insurance contracts (212 million euros in 2023), after the adoption of IFRS 17 on January 1, 2023.
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2024	2023	2022
Own work capitalized	820	803	783
Gain on disposal of businesses	47	24	205
Gain on disposal of property, plant and equipment	161	257	582
Gain on disposal of intangible assets	—	2	1
Government grants	39	27	16
Other operating income	625	428	478
Total	1,692	1,541	2,065
"Other operating income" in 2024 included the amount corresponding to the favorable award to Telefónica relating to the international arbitration proceeding against the Republic of Colombia, which amounted to approximately 380 million U.S. dollars (approximately 358 million euros, see notes 2, 15 and 29.a).
"Gain on disposal of businesses" in 2024 includes the gain generated in the joint operation in Colombia (see Note 5), which amounted to 47 million euros.
"Gain on disposal of businesses" in 2022 mainly included the gain from the sale of fiber optics assets of Colombia Telecomunicaciones, amounting to 162 million euros and the gain from the establishment of the joint company for the deployment of fiber in the United Kingdom amounting to 20 million euros.
"Gain on disposal of property, plant and equipment" includes the gains on sale and leaseback transactions, which amounted to 17 million euros, 105 million euros and 381 million euros in 2024, 2023 and 2022, respectively (see Note 20).

Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2024	2023	2022
Leases included in "Other expenses" (1)	97	68	86
Other external services	8,351	8,282	8,731
Taxes other than income tax	831	753	834
Change in trade provisions	719	734	693
Losses on disposal of fixed assets, losses on operations classified as held for sale and sale of assets	1,525	33	124
Goodwill impairment (Note 7)	866	58	—
Other operating expenses	165	370	273
Total	12,554	10,298	10,741
(1) According to IFRS 16, only short-term leases and leases involving low-value assets or intangible assets are included (see Note 9).
"Goodwill impairment" in 2024 includes the impairment of goodwill allocated to the cash-generating unit of Peru (226 million euros), Chile (397 million euros), Telefónica Tech UK & Ireland (192 million euros) and the Be-terna Group (51 million euros).
"Goodwill impairment" in 2023 included an impairment of goodwill allocated to the Ecuador cash-generating unit of 58 million euros.
"Losses on disposal of fixed assets, losses on operations classified as held for sale and sale of assets" in 2024 includes mainly impairment losses on intangible assets and property, plant and equipment in Telefónica Argentina amounting to 1,274 million euros (see Notes 2, 6 and 8), impairment losses on intangible assets of Telefónica del Perú amounting to 54 million euros (see Notes 2 and 6), impairment losses on property, plant and equipment of Pangea amounting to 108 million euros (see Note 30) and the impairment of goodwill allocated to the fiber optics business in Peru amounting to 34 million euros (see Note 30). In 2022 included impairment losses on intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 77 million euros.
"Other operating expenses" in 2024 includes a lower expense of 386 million Brazilian Reais (67 million euros at the 2024 average exchange rate) referring to the reversal of regulatory provisions of Telefónica Brasil after the Concession Migration Agreement signed between Telefónica Brasil and ANATEL (see notes 24.c and 29.a).
“Taxes other than income tax” includes the outstanding credits related to the court decisions in favor of Telefónica Brasil which recognized the right to deduct the ICMS from the calculation base of the PIS and COFINS. In 2024 there has been no impact on "Taxes other than income tax" having an impact of 51 million euros and 73 million euros in 2023 and 2022, respectively.
Purchases and other contractual commitments
The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	4,204
1 to 3 years	4,008
3 to 5 years	1,441
More than 5 years	1,895
Total	11,548
The purchases and other contractual commitments in the table above include 1,033 million euros corresponding to power purchase agreements (PPAs), mainly of Telefónica Spain for the period from 2025 to 2031 and Telefónica Germany for the period from 2025 to 2035 and 2040 (see Note 29.d). The Group uses these contracts to purchase energy from renewable sources, such as wind and solar, at generally fixed prices (see Note 3.l).

Commitments for short-term leases and low value leases amounted to 58 million euros as of December 31, 2024. In addition, the Group has lease collection commitments amounting to 5 million euros as of December 31, 2024.
Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by fully consolidated segment (see Note 4) in 2024, 2023 and 2022, together with total headcount at December 31 each year.

	2024		2023		2022
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	19,055	18,305	21,342	21,443	21,099	20,947
Telefónica Germany	7,464	7,589	7,232	7,367	7,029	7,099
Telefónica Brazil	35,605	35,818	35,118	35,519	34,275	34,846
Telefónica Hispam	28,191	27,569	29,715	29,087	30,232	29,994
Other companies	11,069	11,589	10,717	10,726	9,928	10,765
Total	101,384	100,870	104,124	104,142	102,563	103,651
At December 31, 2024, approximately 40% of the final headcount were women (approximately 39% at December 31, 2023).
At December 31, 2024, the number of employees with disabilities was 2,700 (2,572 employees at December 31, 2023), of which 487 employees were in Spain (462 employees in 2023).
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2024	2023	2022
Property, plant and equipment (Note 8)	4,102	4,055	4,133
Intangible assets (Note 6)	2,462	2,583	2,599
Rights of use (Note 9)	2,235	2,159	2,064
Total	8,799	8,797	8,796
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
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2024	2023	2022
(Loss) profit attributable to ordinary equity holders of the parent company	(49)	(892)	2,011
Adjustment for the coupon corresponding to perpetual subordinated obligations	(359)	(339)	(279)
Tax effect	90	85	70
Total (loss) profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	(318)	(1,146)	1,802

Number of shares (thousands)	2024	2023	2022
Weighted average number of ordinary shares for basic earnings per share (does not include treasury shares)	5,635,695	5,668,142	5,740,105
Telefónica, S.A. plans of rights over shares	36,575	47,435	23,096
Weighted average number of ordinary shares outstanding for diluted earnings per share (excluding treasury shares)	5,672,270	5,715,577	5,763,201
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
Thus, basic and diluted (loss) earnings per share attributable to equity holders of the parent are as follows:

(Loss) earnings per share (euros)	2024	2023	2022
Basic	(0.06)	(0.20)	0.31
Diluted	(0.06)	(0.20)	0.31

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
The number of shares to be delivered depends (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.
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
•The second cycle commenced on January 1, 2022 and ended on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 15,069,650 and the outstanding shares at December 31, 2024 were 13,851,509, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	7,534,825	6,925,755	2.43
FCF Objective	6,027,860	5,540,604	2.95
CO2 E.N. Objective	1,506,965	1,385,150	2.95
After considering the levels of performance during the measurement period, a weighted achievement coefficient of 100% was reached.
•The third cycle commenced on January 1, 2023 and will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 16,618,564 and the outstanding shares at December 31,
2024 were 15,856,658, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	8,309,282	7,928,329	1.77
FCF Objective	6,647,426	6,342,664	2.81
CO2 E.N. Objective	1,661,856	1,585,665	2.81
Long-term incentive plan in Telefónica, S.A. shares: Performance Share Plan 2024-2028
The General Shareholders' Meeting of Telefónica, S.A. held on April 12, 2024 approved a long-term incentive plan consisting of the delivery of Telefónica, S.A. shares to executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery of a certain number of Telefónica, S.A. shares based on the fulfillment of the objectives established for each of the cycles into which the plan is divided.
The number of shares to be delivered depends on (i) 50% on the total shareholder return ("TSR") objective of Telefónica, S.A. shares being met; with respect to the TSRs of a comparison group of companies in the telecommunications sector weighted according to their relevance to Telefónica, (ii) 40% on the Telefónica Group's free cash flow generation (the "FCF"), (iii) 5% on the Neutralization of CO2 Emissions and (iv) 5% on the number of women in executive positions, in line with the objective set by the Company.
The plan has a total duration of five years and is divided into three cycles of three years each. The assessment of the degree of compliance is carried out on the basis of the evolution of the share price, as well as the results audited by the Company's internal and external auditor, prior to their validation by the Nominating, Compensation and Corporate Governance Committee.
The first cycle of the plan began on January 1, 2024 and will end on December 31, 2026. The maximum number of shares assigned in this first cycle was 15,353,759, of which 15,317,175 remained outstanding as of December 31, 2024, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	7,676,879	7,658,587	2.85
FCF Objective	6,141,504	6,126,870	3.42
CO2 E.N. Objective	767,688	765,859	3.42
Women in executive positions	767,688	765,859	3.42
Long-term incentive plan based on Telefónica, S.A. shares: Talent for the Future Share Plan 2021-2025 (TFSP)
At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan Talent for the Future Share Plan.
The term of this plan was also five years and it is divided into three cycles. As in the case of the Performance Share Plan 2021-2025 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of Free Cash Flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.
•The first cycle commenced on January 1, 2021 and ended on December 31, 2023. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the outstanding shares at December 31, 2023 were 1,557,000, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2023	Unit fair value (euros)
TSR Objective	875,750	778,500	2.64
FCF Objective	700,600	622,800	3.15
CO2 E.N. Objective	175,150	155,700	3.15
After considering the levels of performance during the measurement period, a weighted achievement coefficient of 89.45% was reached.
•The second cycle commenced on January 1, 2022 and ended on December 31, 2024. The maximum number of shares assigned to this cycle of the plan was 1,646,500 and the outstanding shares at December 31, 2024 was 1,458,000, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	823,250	729,000	2.43
FCF Objective	658,600	583,200	2.95
CO2 E.N. Objective	164,650	145,800	2.95
After considering the levels of performance during the measurement period, a weighted achievement coefficient of 100% was reached.
•The third cycle commenced on January 1, 2023 and will end on December 31, 2025. The maximum number of shares assigned to this cycle of the plan was 1,771,500 and the outstanding shares at December 31, 2024 was 1,663,000, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	885,750	831,500	1.77
FCF Objective	708,600	665,200	2.81
CO2 E.N. Objective	177,150	166,300	2.81
Long-term incentive plan in shares of Telefónica, S.A.: Talent for the Future Share Plan 2024-2028 (TFSP)
At its meeting on April 12, 2024,the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan 2024-2028 described above, the number of shares to be delivered depends on (i) 50% on the total shareholder return ("TSR") target of Telefónica, S.A. shares being met; with respect to the TSRs of a comparison group of companies in the telecommunications sector weighted according to their relevance to Telefónica, (ii) 40% on the Telefónica group's free cash flow generation (the "FCF"), (iii) 5% on the Neutralization of CO2 Emissions and (iv) 5% on the number of women in executive positions, in line with the objective set by the Company.
The plan has a duration of five years and is divided into three cycles of three years. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company (audited both by internal and external audit teams) prior to the approval by the Nominating, Compensation and Corporate Governance Committee.
The first cycle of the plan began on January 1, 2024 and will end on December 31, 2026. The maximum number of shares assigned in this first cycle was 1,530,500 and the outstanding shares at December 31, 2024 was 1,513,500, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2024	Unit fair value (euros)
TSR Objective	765,250	756,750	2.85
FCF Objective	612,200	605,400	3.42
CO2 E.N. Objective	76,525	75,675	3.42
Women in executive positions	76,525	75,675	3.42
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
The purchase period commenced in October 2022 and ended in September 2023. In March 2024 the vesting period of the plan will end. The plan's holding period ended in March 2024 and 10,255,044 shares were delivered to the Group's employees.

Note 28. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2024	2023	2022
Cash received from operations	48,856	47,314	46,925
Cash paid from operations	(36,134)	(34,646)	(34,778)
Cash paid to suppliers	(30,360)	(29,188)	(29,509)
Cash paid to employees	(4,773)	(4,604)	(4,416)
Payments related to cancellation of commitments	(1,001)	(854)	(853)
Net payments of interest and other financial expenses net of dividends received	(1,060)	(565)	(292)
Net interest and other financial expenses paid	(1,620)	(1,811)	(1,236)
Dividends received	560	1,246	944
Taxes (payments)/proceeds	(668)	(454)	(92)
Net cash flow provided by operating activities	10,994	11,649	11,763
In 2024, dividends amounting to 425 million pounds were received from VMED O2 UK Limited (see Note 10) equivalent to 512 million euros (1,000 million pounds, equivalent to 1,154 million euros in 2023 and 800 million pounds, equivalent to 909 million euros in 2022).
In 2024, no payments have been made on account of the Corporate Tax of the Tax Group of Telefónica, S.A. (198 million euros in 2023). In December 2024, after executing a credit assignment contract signed with a financial institution, 211 million euros were collected corresponding to the 2023 installment (285 million euros in 2023 corresponding to the 2022 installment).
Net cash flow used in investing activities
The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	2024	2023	2022
Proceeds from the sale in property, plant and equipment and intangible assets	269	310	842
Payments on investments in property, plant and equipment and intangible assets	(5,790)	(6,161)	(6,350)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	(5,521)	(5,851)	(5,508)
Payments for non-financed spectrum in 2024 amounted to 46 million euros, mainly due to the payment of 23 million euros for Telefónica Móviles Uruguay and 21 million euros for Otecel.
Payments for non-financed spectrum in 2023 amounted to 128 million euros, mainly due to the payment of 97 million euros for Telefónica Móviles Argentina and 20 million euros for Telefónica Móviles España.
Payments for non-financed spectrum in 2022 amounted to 27 million euros, mainly due to the payment of 11 million euros for Telefónica Móviles Argentina and 8 million euros for Telefónica Móviles España.

Millions of euros	2024	2023	2022
Tax associated with the sale of the tower division of Telxius	—	876	—
Constitution of VMO2	—	—	(256)
Sale of Telecommunications towers divisions of Telxius	48	90	2
Tax associated with the sale of InfraCo	—	—	(124)
Sale of Telefónica Móviles El Salvador	—	—	116
Sale of fiber assets of Colombia Telecomunicaciones	8	—	55
Deferred collection sale of T. Ireland	—	—	35
Sale of China Unicom shares (Note 12)	147	—	—
Others	17	38	57
Proceeds/(payments) on disposals of companies, net of cash and cash equivalents disposed	220	1,004	(115)
Oi mobile assets acquisition (Note 2)	—	(3)	(986)
Incremental acquisition (Note 5)	—	—	(178)
BE-terna acquisition (Note 5)	—	(5)	(328)
IPNET acquisition (Note 5)	(10)	—	—
Capital increase of UGG TopCo (Note 10)	(91)	(73)	(50)
Capital increase of InfraCo Chile (Note 10)	(6)	(46)	—
Loan to InfraCo Chile (Note 12)	—	(46)	—
Capital increase of nexfibre (Note 10)	(38)	(33)	—
Others	(44)	(46)	(86)
Payments on investments in companies, net of cash and cash equivalents acquired	(189)	(252)	(1,628)

Millions of euros	2024	2023	2022
Collateral guarantees on derivatives	1,292	1,088	2,891
Bond sales in Argentina	91	9	—
Legal deposits	12	31	3
Long-term financial instruments of Pegaso PCS (Note 12)	—	287	—
Others	18	17	73
Proceeds on financial investments not included under cash equivalents	1,413	1,432	2,967
Legal deposits	(10)	(16)	(4)
Collateral guarantees on derivatives	(987)	(1,402)	(2,195)
Bond purchases in Argentina	(170)	(42)	—
Long-term financial instruments of Pegaso PCS	—	—	(260)
Others	(29)	(15)	(116)
Payments on financial investments not included under cash equivalents	(1,196)	(1,475)	(2,575)
Net proceeds/(payments) for temporary financial investments	50	856	1,532
Net proceeds/(payments) for temporary financial investments mainly includes placements of treasury surpluses not included in cash equivalents.

Net cash flow used in financing activities
The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	2024	2023	2022
Dividends paid to the shareholders of Telefónica, S.A. (*)	(1,720)	(1,701)	(959)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(113)	(189)	(268)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(17)	(157)	(161)
Payments to non-controlling interests of Telxius Telecom, S.A.	—	(76)	—
Others	(37)	(16)	(9)
Dividends paid (see Note 17)	(1,887)	(2,139)	(1,397)
Share capital increase Pontel, S.L. (see Note 17.i)	—	111	—
Establishment of Bluevia Fibra (see notes 2 and 17.i)	—	—	1,021
Share capital decrease Telefônica Brasil, S.A. (see Note 17.i)	(57)	—	—
Others	—	2	1
(Payments)/proceeds from share capital decrease/increase with minority interests	(57)	113	1,022
Acquisition of 40% Telxius Telecom, S.A. from KKR (see Note 17.i)	—	(224)	—
Payment to KKR related to 2021 Income Tax of Telxius (Note 17.i)	—	(351)	—
Payment to Pontegadea related to 2021 Income Tax of Telxius (Note 17.i)	—	(88)	—
Own shares purchase of Telefónica Brasil	(224)	(92)	(111)
Shares purchase of Telefónica Deutschland (Note 2 and 17.i)	(1,019)	(816)	(48)
Transactions carried out by Telefónica, S.A. (see Note 17.i)	(58)	(223)	(365)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	—	—	(44)
Others	—	23	13
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(1,301)	(1,771)	(555)
Issuance of undated deeply subordinated securities (Note 17.c)	1,300	1,750	750
Acquisition and payment of undated deeply subordinated securities (Note 17.c)	(1,300)	(1,750)	(750)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 17.c)	(346)	(329)	(268)
Operations with other equity holders	(346)	(329)	(268)
(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

Millions of euros	2024	2023	2022
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III)	1,750	850	1,100
Issuance of Telefónica Móviles Chile, S.A. (*) (see Appendix III)	37	114	—
Issuance of Telefónica Brasil, S.A. (*)	—	—	628
Others	—	3	18
Proceeds on issue of debentures and bonds, and other debts	1,787	967	1,746
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	390	275	150
Syndicated provision of Telxius Telecom, S.A.	—	100	100
Disposal bilateral loan of Telefónica Brasil, S.A. (*)	—	—	199
Syndicated provision of Bluevia Fibra S.L. (see Note 18)	75	10	245
Settlement of nominal value of gross debt hedging derivatives	385	20	89
New promissory note debt (see Note 18)	478	504	7
Others	432	798	49
Proceeds on loans, borrowings and promissory notes (see Appendix V)	1,760	1,707	839
Repayments of debentures and bonds, and other debts	(1,140)	(1,910)	(3,541)
Amortization bilateral loans of Colombia Telecomunicaciones, S.A. ESP BIC (*)	—	—	(117)
Syndicated amortization by Telxius Telecom, S.A.	—	—	(70)
Settlement of nominal value of amortized debt hedging derivatives	(20)	33	(715)
Others	(1,103)	(1,498)	(2,175)
Repayments of loans, borrowings and promissory notes	(1,123)	(1,465)	(3,077)
Lease principal payments (Note 20)	(2,143)	(2,114)	(1,996)
Financed spectrum licenses payments (Note 21)	(90)	(133)	(549)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(120)	(112)	(108)
Other financed operational payments (Note 18)	(12)	—	(41)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(222)	(245)	(698)
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
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.n) when the consolidated financial statements for the year ended December 31, 2024 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2024 are highlighted (see Note 25 for details of tax-related cases):
Appeal against the Decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently Telefônica Brasil, S.A.), together with other cellular operators, appealed ANATEL’s Decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Brasilia Federal Regional Court of the 1st Region granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this Decision with Brasilia Federal Regional Court of the 1st Region, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s Decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Brasilia Federal Regional Court of the 1st Region ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s Decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court of the 1st Region, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.
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
After receiving the expert report, Telefónica challenged its findings on April 30, 2023. Hearings with respect to this challenge were held in the High Court of Prague in November and December 2023.
On February 20, 2025 a hearing of closing arguments was held before the High Court of Prague.
Appeal against the resolution of ANATEL to sanction Telefônica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefônica Brasil filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the administrative process for determination of non-compliance with obligations (Processo Administrativo para Apuração de Descumprimento de Obrigações or "PADO") investigating alleged infractions of the Fixed Telephony Regulation by Telefônica Brasil.
This PADO investigation had been suspended during the negotiations of the conduct adjustment term (Termo de Ajustamento de Conduta or "TAC") between Telefônica Brasil and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefônica Brasil committed several infractions, specifically those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefônica Brasil is approximately 211 million Brazilian reals (approximately 33 million euros based on the exchange rate as of December 31, 2024), which amounted to approximately 663 million Brazilian reals after currency value updates and accrued interest as of December 31, 2024 (approximately 103 million euros based on the exchange rate as of December 31, 2024).
Telefônica Brasil appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.
In December 2024, Telefônica Brasil, ANATEL, the Brazilian Federal Court of Accounts and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the switched fixed telephone service concession contracts to an authorization instrument (the Self-Composition Agreement). Once the

Self-Composition Agreement is validated by the relevant court, the matter is expected to be closed without payment of a fine by Telefônica Brasil.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In the local arbitration brought by Colombia against Colombia Telecomunicaciones, on July 25, 2017, the local arbitration tribunal ordered Colombia Telecomunicaciones to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.
On August 29, 2017, Colombia Telecomunicaciones’s share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).
On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.
The ICSID tribunal was constituted on February 26, 2019.
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
On January 24, 2020, the tribunal dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending.
On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.
On November 2, 2020, Telefónica presented its response to Colombia's reply.
After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held.
On November 12, 2024, the tribunal issued an arbitration award favorable to the interests of Telefónica, determining that Colombia failed to comply with its obligation to grant fair and equitable treatment to Telefónica's investments under the applicable investment treaty and ordering Colombia to pay the amount of 380 million U.S. dollars (approximately 358 million euros at the exchange rate of November 12, 2024) plus compound interest at a rate of 5% per year as compensation for the damages caused (i.e., the entire principal amount and interest sought by Telefónica in the dispute). In addition, the tribunal ordered Colombia to pay Telefónica’s attorneys’ fees with respect to the arbitration proceedings, together with the corresponding interest.
On November 27, 2024, the Republic of Colombia filed a request with the ICSID to annul and suspend the award. According to ICSID procedures, the request for a stay of enforcement in the annulment proceeding provisionally suspends the enforcement of the award until the new tribunal decides on the request within a maximum period of 30 days from its constitution. As of the date of preparation of this Annual Report, the new tribunal has not been constituted. The account receivable associated with this award, amounting to 544 million U.S. dollars (523 million euros based on the exchange rate as of December 31, 2024), is recorded under "Short-term credits". (see note 15).
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
On August 5, 2024, Millicom filed its appellate brief with the Appellate Division of the New York Supreme Court, and Telefónica filed its response on September 4, 2024.
On December 17, 2024, the Appellate Division issued a decision and order upholding Telefónica’s entitlement to summary judgment, but decided that the Supreme Court had calculated the prejudgment interest incorrectly and reduced the amount to be awarded to Telefónica accordingly.
On January 21, 2025, Telefónica filed an appeal against the decision of the Appellate Division of the New York Supreme Court.
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
Once the Tribunal was constituted, on February 9, 2023, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief, requesting the suspension of the administrative litigation (acción contencioso-administrativa or ACA) related to the income tax for the years 1998, 2000 and 2001, as well as the extension of the deadline for submission by Telefónica of the memorial or claim. Following response of Peru, on February 16, 2023, the Tribunal ruled to dismiss Telefónica's request for urgent injunctive relief, to establish the procedural calendar to process the request for injunctive relief and to grant Telefónica two additional weeks to file the memorial or claim.
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
On December 22, 2023, the Tribunal issued Procedural Order No. 6 concerning production of documents.

On March 29, 2024, Telefónica filed a reply on the merits, and on June 28, 2024, the Republic of Peru filed a rejoinder on the merits and a reply on jurisdiction.
On July 16, 2024, following the resignation of the arbitrator appointed by Peru, the Acting Secretary-General notified the parties of the vacancy on the Tribunal and the proceeding was temporarily suspended pursuant to ICSID Arbitration Rule 10 (2).
On August 12, 2024, the proceedings resumed under ICSID Arbitration Rule 12, following the appointment of the new arbitrator by the Republic of Peru.
On August 20, 2024, the defendant filed a submission on quantum.
The final hearing was held in the last weeks of February 2025.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2013)
In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services, which has been granted to Telefónica Brasil for a period of fifteen years.
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
As of December 31, 2024, the amount under litigation was 896 million Brazilian reais (139 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2015)
In 2015, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services, which has been granted to Telefónica Brasil for a period of fifteen years .
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
As of December 31, 2024, the amount under litigation was 229 million Brazilian reais (36 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
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
The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial defenses in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.
The trial was held between May and July 2022. On November 10, 2023 the court issued a judgment, concluding that none of the Defendants was in breach of either UK or EU competition law.
On April 10, 2024, P4U filed an appeal, and the Defendants filed a response on June 28, 2024.
The oral argument for the appeal is scheduled for May 2025.
b) Other proceeding
In October 2024, Telefónica Venezolana, C.A., Telefónica, S.A. and the United States Department of Justice (“DOJ”) entered into a Deferred Prosecution Agreement (“DPA”) to resolve a single charge of conspiracy to violate the anti-bribery provisions of the FCPA. The charge, made against Telefónica Venezolana, C.A., concerns conduct in and around 2014 and 2015 related to a Venezuelan government-sponsored currency auction.
Telefónica, S.A., is not a defendant in the matter but as parent company of the Telefónica Group has agreed to certain terms and conditions under the DPA.
The terms of the DPA include, among other things, requirements concerning a corporate compliance program, annual reports concerning that program during the term of the DPA and a monetary penalty of 85,260,000 U.S. dollars (approximately 81 million euros at payment date). The DOJ has agreed that if all the obligations under the DPA are fully complied with, then DOJ will seek dismissal with prejudice of the charge described above after the DPA concludes.
c) Commitments
Investment Framework Agreement between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC - Sale of shares
Pursuant to the Framework Investment Agreement entered into between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC: (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP BIC to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP BIC held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica and through the procedure established by Law 226 of 1995 for the disposal of shares held by public entities and, (b) if the Colombian Government transfers its shares in Colombia Telecomunicaciones, S.A. ESP BIC under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.
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

Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group for an initial duration of ten years and a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies adhered to that master services agreement.
The master service agreement has been amended on several occasions (on March 31, 2021, March 31, 2022, July 29, 2022 and August 31, 2023). The most relevant changes have affected the scope of services and extended the term of the agreement.
On June 28, 2024, an additional amendment to the master service agreement was signed. As a result of the various amendments, the term of the master service agreement may be extended up to 2031 for adhering companies in Latin America or up to 2034 for adhering companies in Spain.
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga, UEFA and RFEF
On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the cycle comprising seasons 2021/2022, 2022/2023 and 2023/2024, (ending June 30, 2024).
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
Likewise, Telefónica was awarded the exclusive broadcasting rights of three matchdays, which contain 10 matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six first classified of the previous season; and Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).
The award initially included all seasons between the cycle 2022/2023 and 2026/2027 although the 2025/2026 and 2026/2027 seasons were subject to the CNMC lifting or modifying a resolution that limited the maximum duration of the contracts signed by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).
The award was made at a price of 520 million euros for each of the seasons.
The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, which agreement was signed on January 19, 2022. This agreement was modified to adjust its duration to the CNMC Competition Directorate’s interpretation of the maximum length of contracts for the acquisition of exclusive sports rights (three years from signature) within the above referenced procedure (Expte. VC/0612/14). In this regard, LaLiga issued on December 29, 2023, a new tender regarding those same packages for seasons 2024/2025 (from January 20, 2025) and 2025/2026 and 2026/2027.
On January 19, 2024, Telefónica Audiovisual Digital, S.L.U. was awarded exclusive broadcasting rights for five matches per matchday of the Spanish First Division Football League National Championship for pay television in the residential market in Spain. Telefónica Audiovisual will have first pick on 18 matchdays and second pick on 17 matchdays (or the applicable portion for the 2024/2025 season), including the second match of the season between Real Madrid and Barcelona. In addition, it has been awarded exclusive broadcasting rights of one matchday for the

2024/2025 season and three matchdays in the remaining seasons. The award covers the 2024/2025 season, beginning January 20, 2025, as well as the 2025/2026 and 2026/2027 seasons. The price has been set at 250 million euros for the 2024/2025 season and 520 million euros for each of the 2025/2026 and 2026/2027 seasons. The corresponding agreement between Telefónica Audiovisual Digital, S.L.U. and LaLiga was signed on June 2, 2024.
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
This is a non-exclusive agreement for five seasons, from 2022/2023 to 2026/2027. The agreed value amounts to 280 million euros for each of the seasons.
In addition, on July 29, 2022, Telefónica signed a new contract with LaLiga for the non-exclusive broadcasting of the channel that broadcasts matches of the Second Division of National Football Championship League for seasons 2022/2023, 2023/2024 and 2024/2025, with Telefónica’s unilateral option to extend for two additional seasons, with a variable cost that amounts to approximately 16 million euros per season. On February 28, 2024, Telefónica exercised an option to extend, and the agreement was extended for seasons 2025/2026 and 2026/2027.
Similarly, on August 4, 2022, a contract was formalized with LaLiga for the non-exclusive broadcast of the LaLiga TV Bar Channel for non-residential subscribers for the 2022/2023 season with a minimum guarantee of 29 million euros, being the final price variable. Likewise, the contract for the 2023/2024 season was signed on July 30, 2023, with a minimum guaranteed consideration of approximately 29 million euros. The contract for the 2024/2025 season was signed on July 28, 2024, with a similar minimum guaranteed consideration of 29.7 million euros.
On November 2, 2022, Telefónica was also awarded by Real Federación Española de fútbol (RFEF) exclusive pay television rights of Copa del Rey Competiton and Supercopa de España for seasons 2022/2023, 2023/2024 and 2024/2025.
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
On April 24, 2024, Telefónica México and AT&T Mexico entered into an Amended and Restated Wholesale Access Services Agreement (“Amended Wholesale Agreement”). Under the Amended Wholesale Agreement, the term of the Wholesale Agreement was extended and AT&T Mexico agreed to continue providing wholesale wireless access to Telefónica México with respect to 3G, 4G, 5G and any other future technology available in Mexico.

The Amended Wholesale Agreement has a minimum duration of three years, expiring on November 20, 2027, and may be renewed for additional consecutive periods of three years.
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
On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. ("Asterion") and Telefónica Infra (T. Infra), the infrastructure unit of the Telefónica Group, reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra received a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.
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
On June 13, 2023, the data centers owned by Nabiax located in the Americas were sold to the investment fund Actis. T. Infra owns a 20% stake in Nabiax. After this transaction, Nabiax only owns data centers in Spain.
The data centers sold to Actis continue to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019, as Telefónica, S.A. waived its right to terminate the housing services contracts upon the sale of the data centers.
On June 10, 2024, Telefónica de España, S.A.U. and Nabiax’s subsidiary Digital DHF Iberia S.L signed an addendum to the agreement for the provision of housing services in Spain to, among other things, extend the validity of the agreement until July 2034, but only with respect to a data center in Alcalá de Henares.
In June 2024, Asterion began a process to sell its 80% stake in Nabiax. In accordance with the rights held by Asterion under the Nabiax Shareholders Agreement, Asterion negotiated the conditions of the sale and also exercised its drag-along right over the 20% stake in Nabiax owned by T. Infra. On November 7, 2024, a purchase and sale agreement for 100% of the share capital of Nabiax was signed with the investment fund Aermont Capital. The closing of the transaction is subject to obtaining regulatory approval and is expected to be completed in the first quarter of 2025, with Nabiax continuing to provide housing services to the Telefónica Group under the terms of the contracts signed in 2019.
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
On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder’s corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder’s group would provide certain services, either on a transitional or ongoing basis, to VMED O2 UK Limited and its group. Finally, VMED O2 UK Limited and its group would also provide certain services to specific companies belonging to the corporate group of each of its shareholders.
Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited would be provided for terms initially ranging from 7 to 24 months (subsequently extended in some cases to terms up to 40 months) while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited would be provided for periods of two to six years, depending on the service. The services provided by the Telefónica Group to VMED O2 UK Limited, under the agreements as amended, consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefónica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.
Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the “VMED O2 UK Limited Trademark Licenses”). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefónica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.
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
CTIL was formed in 2012 through the consolidation of both Telefónica U.K. and Vodafone U.K.’s existing basic network infrastructure, including towers and masts, which were transferred to the joint operation. CTIL currently operates 14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and 1,400 micro sites. CTIL also provides management services for the anchor tenants for a further 5,100 third party sites where their active equipment is deployed. Telefónica's stake in CTIL is currently held through VMED O2 UK Limited (see Note 10), the joint venture between Telefónica and Liberty Global plc in the United Kingdom, which on November 15, 2023 transferred an indirect 16.67% minority stake in CTIL to the UK-based infrastructure fund GLIL Infrastructure LLP, and on November 27, 2024 further transferred an additional indirect 8.33% minority stake in CTIL to Equitix Investment Management Limited.
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
Agreement reached between Telefónica España Filiales, S.A.U. (Telefónica España Filiales), T. Infra, Vauban and Crédit Agricole Assurances for the establishment of Bluevia Fibra
On July 25, 2022, Telefónica España Filiales S.A.U, Telefónica Infra S.L.U. (T. Infra) and the consortium formed by Vauban Infrastructure Partners ("Vauban") and Crédit Agricole Assurances ("CAA") reached an agreement for the establishment of a company, Bluevia Fibra, S.L. ("Bluevia"), whose corporate purpose is the deployment and commercialization of a fiber-to-the-home (FTTH) network mainly in rural areas in Spain.
Once the relevant regulatory authorizations were obtained, the closing of the transaction took place on December 20, 2022.
After closing, the Telefónica Group holds 55% of the capital of Bluevia (30% through Telefónica España Filiales and 25% through T. Infra), with Vauban/CAA holding the remaining 45%.
At closing, Bluevia purchased from Telefónica España 3.9 million already passed real estate units, and agreed to deploy 1.1 million additional units over the following two years after closing, reaching a total footprint of 5 million passed real estate units. The 3.9 million already passed real estate units acquired by Bluevia at closing represented 14% of Telefónica's FTTH network in Spain, with Telefónica España retaining ownership of the remainder of the network. In addition, as part of the transaction, the Telefónica Group entered into a series of service provision agreements with Bluevia which entail the mutual provision and receipt of services by/to Telefónica Group and Bluevia. As part of the transaction Telefónica Group contributed equity funds to Bluevia in the amount of approximately 1,247 million euros and the Vauban/CAA consortium acquired 45% of Bluevia from Telefónica España for 1,021 million euros in cash (see Note 2).

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
The business plan for the initial rollout to 5 million homes envisages an investment of approximately 4,500 million pounds sterling (approximately 5,426 million euros at the exchange rate at December 31, 2024). The three partners have funded their pro-rata share of equity funding for the construction, totaling up to 1,400 million pounds sterling (approximately 1,688 million euros at the exchange rate at December 31, 2024). In addition, nexfibre has entered into a facilities agreement with a consortium of banks for an amount of up to 3,300 million pounds sterling (approximately 3,979 million euros at the exchange rate at December 31, 2024).
As part of the transaction, InfraVia has made and will continue to make certain payments to Liberty Global and T. Infra, a portion of which will be linked to the progress of the construction of the network.
In support of its obligations to nexfibre, VMO2 continues to extend network build contracts with various providers.
Agreements between Telefónica de España, S.A.U. ("TdE"), Telefónica Móviles España, S.A.U. ("TME") and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. ("TSOL" and jointly with TdE and TME the "Telefónica España Companies") with Capgemini España, S.L., Inetum España, S.A., Indra Soluciones Tecnologías de la Información S.L.U. and UTE "Indra Soluciones Tecnologías de la Información S.L.U., Inetum España S.A., Unión Temporal de Empresas Ley 18/1982 de 26 de mayo".
In March 2024, the Telefónica España Companies entered into separate contracts with each of (i) Capgemini España, S.L., (ii) Inetum España, S.A., (iii) Indra Soluciones Tecnologías de la Información S.L.U. and (iv) UTE "Indra Soluciones Tecnologías de la información S.L.U., Inetum España S.A., Unión Temporal de Empresas Ley 18/1982 de 26 de mayo" for the provision to the Telefónica España Companies of an IT transformation service (development, maintenance and operation of applications, and infrastructure engineering services, maintenance, and IT operations infrastructure), for aggregate consideration of 582 million euros. The counterparties’ obligations to Telefónica consist of application and infrastructure development and maintenance, as well as application and infrastructure operation regarding the IT transformation service.
The agreements each have a duration of seven years and will be automatically extended up to a maximum of two additional years, absent prior notice by any of the parties).
Agreement reached by Telefónica España Filiales and Vodafone ONO to incorporate a joint company for the commercialization of a fiber-to-the-home (FTTH) network
On November 7, 2024, Telefónica España Filiales, S.A.U. (Telefónica España Filiales) reached an agreement with Vodafone ONO, S.A.U. (Vodafone España) to incorporate a joint company, whose main activity is the commercialization of a fiber to the home (FTTH) network for its shareholders, Telefónica España Filiales and Vodafone España, so that they can in turn provide retail and wholesale broadband access services.
The joint company is expected to cover approximately 3.6 million premises, with assets that are currently part of Telefónica de España’s FTTH network and that represent approximately 12% of its national network. It is estimated that the joint company will initially have around 1.4 million clients, which implies a penetration level of approximately 40%. As part of the transaction, the agreements required to be executed are the following: i) an investment agreement and transfer agreements, all of them already signed on November 7, 2024, and ii) a shareholders agreement, master service agreements, systems, monitoring and maintenance services agreement, and a corporate service agreement which regulates certain services of a diverse nature, all of which will be entered into on the closing date.

After the closing of the transaction, Telefónica España Filiales will hold a 63% in the joint company and Vodafone España the remaining 37%.
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
The Group has a Global Environment and Energy Policy, and externally certified environmental management systems in accordance with ISO 14001 in the Group operators. The environment is a cross-cutting issue throughout the Company, involving both operational and management areas as well as business and innovation areas.
The Telefónica Group has contracted, both locally and globally, several insurance programs in order to mitigate the possible occurrence of an incident stemming from the risks of environmental liability and/or natural disasters.
Managing environmental impact and energy consumption is a strategic priority and carbon reduction targets are part of the variable remuneration of the Company employees, including the Executive Committee. In addition, Telefónica, S.A.'s long-term share-based incentive plans 2021-2025 and 2024-2028 (see Note 27) include CO2 Emission Neutralization targets.
Climate change and energy
In managing climate change, Telefónica identifies adaptation and mitigation measures and new opportunities for growth and development. To analyze climate risks, the guidelines established in the Corporate Sustainability Reporting Directive (CSRD) are followed. In this way, the risks (physical and transition) and potentially material climate opportunities for the Company have been identified, considering various scenarios and time horizons.
Telefónica integrates the risks and opportunities identified in its business model through the Climate Action Plan, which defines the roadmap to achieve net zero emissions by 2040.
For Telefónica, it is a priority to keep energy consumption stable despite the sharp increase in the digitalization of society and, therefore, in data traffic transmitted through the networks. The Group's Energy Efficiency Plan therefore includes initiatives such as network modernization, with investments in fiber optics (more efficient) that replace the copper network, or 5G.
The Company's decarbonization requires not only maximum efficiency in the use of energy, but also that it comes from renewable sources. Telefónica's Renewable Energy Plan contemplates different solutions such as self-generation, the purchase of renewable electricity with a guarantee of origin and long-term power purchase agreements (PPAs, see Note 26), and prioritizes renewable electricity sources, defines the strategy that allows us to reduce operating costs and reduces exposure to fluctuations in electricity prices. Currently, most of the electricity consumption in Telefónica’s facilities comes from renewable sources.
Financing linked to sustainability criteria
Telefónica's Sustainable Financing Framework is aligned with the International Capital Markets Association (ICMA) Green, Social and Sustainable Bond Principles, as well as the Green Lending Principles and the Social Loans of the LMA (Loan Market Association), the APLMA (Asian Pacific Loan Market Association) and the LSTA (Loan Syndications and Trading Association), and it is linked to the United Nations Sustainable Development Goals.
In addition to senior green bonds and hybrid instruments, the Group uses other sustainable banking financing tools, such as loans and credits linked to sustainability objectives, such as emissions reduction or gender equality. The Group's main syndicated loan is also linked to the performance of sustainability indicators.
In 2024, the Company has maintained an active presence in the capital market with several issues, successfully raising a total of 3,050 million euros of debt in green format throughout the year (2,600 million euros in 2023). In January 2024, Telefónica launched an issuance split into two tranches, for an aggregate amount of 1,750 million euros (see Appendix III). In March 2024, a green hybrid instrument was issued for an amount of 1,100 million euros (Note 17.c). In September 2024, a reopening of the 750 million euros hybrid bond issued in September 2023 took place for an amount of 200 million euros.

In terms of bank financing, Telefónica has an undrawn syndicated loan linked to sustainability indicators, signed at the beginning of 2022, amounting to 5,500 million euros (see Note 18 and Annex V).
In addition, the Group has committed lines and bilateral financing with numerous financial entities, reaching a total volume of 4,343 million euros at the end of 2024, the interest applied to which is also linked to the fulfillment of sustainability objectives.
Overall, as at December 31, 2024, the Group's sustainable financing amounts to 21,447 million euros (18,796 million euros as at December 31, 2023), broken down as follows:

Millions of euros
Financial liabilities	4,804
Senior sustainable bond of Telefónica Emisiones 2022 (Appendix III)	1,000
Senior green bond of Telefónica Emisiones 2023 (Appendix III)	850
Senior sustainable bond of Telefónica Emisiones 2024 (Appendix III)	1,000
Senior sustainable bond of Telefónica Emisiones 2024 (Appendix III)	750
Sustainability linked bonds of Telefónica Brazil (Appendix III)	544
Sustainability linked facilities of Colombia Telecomunicaciones	270
Sustainability linked facilities of Telefónica, S.A.	390
Undated deeply subordinated securities (hybrid instruments) (Note 17.c)	6,050
Undrawn facilities at December 31, 2024 (Note 18)	10,593
Sustainability linked facility of Telefónica, S.A.	5,500
Sustainability linked facility of Telefonica Germany	750
Sustainability linked bilateral facilities	4,343
Total financing linked to sustainability criteria	21,447
e) Auditors’ fees
The services entrusted to the auditors comply with the independence requirements established by the Spanish Audit Law 22/2015 of July 20, as well as with the rules of the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB), both of the United States of America.
The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A., forms part, amounted to 22.11 million euros and 20.02 million euros in 2024 and 2023, respectively.
The detail of these amounts is as follows:

	2024			2023
Millions of euros	PwC Auditores, S.L.	Other companies PwC network	Total	PwC Auditores, S.L.	Other companies PwC network	Total
Audit services	8.47	11.91	20.38	8.13	10.48	18.61
Audit-related services	1.33	0.40	1.73	1.01	0.40	1.41
Total	9.80	12.31	22.11	9.14	10.88	20.02
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
The main items included in Audit-related services relate to the verification of the Consolidated Statement of Non-Financial Information and Sustainability information, the review of financial information required by regulators, the issuance of agreed-upon procedures reports on financial reporting, the issuance of comfort letters, the review of allocation and impact reports of green finance instruments, the special European report on the Solvency and Financial Condition Review under the Solvency II regulatory framework and the reasonable assurance report on the system of Internal Control over Financial Reporting (ICFR).
In 2024 and 2023, the Principal Auditor has performed services other than those mentioned above for a total amount of 0.004 and 0.002 million euros, respectively.
PwC Auditores, S.L., has provided the following services to the Group in 2024 and 2023: the individual and consolidated financial statements audit, the review of interim financial statements, the integrated audit of the financial statements for the annual report on Form 20-F filed with the US SEC, the audit of the internal control over financial reporting in order to comply with the requirements of the Sarbanes-Oxley Act of 2002 (Section 404), the verification of the Consolidated Statement of Non-Financial Information and Sustainability information, the issuance of comfort letters, the issuance of agreed upon procedures reports on financial reporting, the review of allocation and impact reports of green finance instruments, the special European report on the Solvency and Financial Condition Review under the Solvency II regulatory framework and the reasonable assurance report on the system of Internal Control over Financial Reporting (ICFR).
The expenses accrued to other audit firms, which are not part of the international PwC network and which have provided audit services to the companies included in the consolidation of the Group for the year 2024 have amounted to a total of 1.61 million euros (1.77 million euros in 2023), the details of the audit services correspond to 1.01 million euros (0.94 million euros in 2023).
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
In accordance with the foregoing, the shareholders, acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003, set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2024, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,732,667 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees, consists of a fixed amount payable monthly, and of attendance fees for attending the meetings of the Advisory or Control Committees.
The amounts established in fiscal year 2024 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica, and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors, are indicated below:

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
In this regard, it is noted that Mr. José María Álvarez-Pallete López (Executive Chairman until January 18, 2025), waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros established for the 2024 financial year related to executive roles carried out by Mr. José María Álvarez-Pallete López was equal to that received in the previous eight years (i.e. 2023, 2022, 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2024 financial year is equal to the one received in the years 2023, 2022, 2021, 2020 and 2019.
Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors of the Company have accrued and/or received from Telefónica, S.A., and from other companies of the Telefónica Group during fiscal year 2024. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

Note 30. Operations classified as held for sale
The breakdown of non-current assets and disposal groups held for sale and liabilities associated at December 31, 2024 and December 31, 2023 is as follows:

Millions of euros	12/31/2024	12/31/2023
Fiber optic assets in Peru	77	273
Goodwill (Note 7)	—	34
Property, plant and equipment (Note 8)	33	198
Others	44	41
Investment in Nabiax	58	—
Other assets	3	—
Non-current assets and disposal groups held for sale	138	273

Millions of euros	12/31/2024	12/31/2023
Liabilities associated with Fiber optic assets in Peru	33	37
Liabilities associated with non-current assets and disposal groups held for sale	33	37
Fiber optic business in Peru
On July 6, 2023, Telefónica Hispanoamérica, S.A.U. entered into share subscription agreements with a subsidiary of KKR and Entel Perú for the entry of both companies, with 54% and 10% respectively, into the share capital of Pangea, the wholesale fiber optic company in Peru. After the admittance of the regulatory authorizations with conditions by the regulator in September 2024, the closing of the transaction is pending of the final agreement between the parties.
Following the analysis of recoverability of Pangea's assets at the end of 2024, an impairment loss of tangible fixed assets amounting to 108 million euros has been recorded (see Note 26), as well as a reversal of deferred tax assets amounting to 13 million euros.
Also in July 2023, Telefónica del Perú, S.A.A. and Entel agreed to sell certain assets of their fiber-to-the-home infrastructure to Pangea. In 2024, the scope of this agreement was redefined, ruling out the contribution of fiber assets by Telefónica del Perú, S.A.A., which resulted in the reclassification of 118 million euros to Property, plant and equipment (see Note 8).
As a result of the goodwill impairment test, an impairment of 34 million euros was recorded in 2024 (see Note 26), corresponding to the goodwill allocated to the business subject to the previous agreement.
Investment in Nabiax
On November 8, 2024, Nabiax's majority shareholder, Asterion (80% stake), reached an agreement with the Aermont Group to sell its shares in Nabiax. In compliance with the provisions of the original shareholders' agreement between Asterion and Telefónica Infra, S.L. (which owns the remaining 20%), Asterion has notified this transaction to Telefónica Infra, S.L. and has required it to adhere to the aforementioned sale agreement (see Note 10).

Note 31. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2024 and the date of authorization for issue of the accompanying consolidated financial statements:
•On January 10, 2025, Telefónica Germany GmbH & Co. OHG completed the early termination of its 750 million euros sustainability-linked syndicated credit facility signed on December 17, 2019 and originally scheduled to mature in 2026.
•On January 13, 2025, Telefónica, S.A. signed an extension with respect to its sustainability-linked syndicated credit facility for up to 5,500 million euros for an additional year (extending the maturity date to January 13, 2030). Additionally, Telefónica signed 2 extension options for 1 additional year each, permitting Telefónica, S.A.,to extend the maturity date of the credit facility to January 13, 2032.
•On January 15, 2025, Telefónica, S.A. signed a bilateral loan in the amount of 125 million euros maturing on January 15, 2035. As of the date, there was no outstanding amount under this bilateral loan.
•On January 16, 2025, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., launched in the Euro market under its EMTN Programme an issuance of Notes guaranteed by Telefónica, S.A. in a principal amount of 1,000 million euros. This issue, due on January 23, 2034, pays an annual coupon of 3.724% and was issued at par. The settlement of the issuance took place on January 23, 2025.
•On January 17, 2025, Telefónica Emisiones, S.A.U. redeemed 1,250 million euros of its notes issued on January 17, 2017. These notes were guaranteed by Telefónica, S.A.
•On January 18, 2025, Telefónica, S.A. in view of its new shareholding structure and that some of its relevant shareholders expressed the convenience of embarking on a new stage in the executive chairmanship, Telefónica’s Board of Directors, which met on the aforementioned date to assess the situation, under the chairmanship of Mr. José María Álvarez-Pallete, adopted, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, the following resolutions:
◦ To agree on the orderly renewal of the Company's chairmanship, in order to adapt it to its new shareholding structure.
◦To approve the termination of the contract signed with Mr. José María Álvarez-Pallete as Executive Chairman of Telefónica’s Board of Directors, and to request from him, in accordance with the provisions of Article 12.2.a) of the Regulations of the Board of Directors, his resignation from his position as Director. Mr. Álvarez-Pallete, in response to said request, tendered his resignation as a Director, which was accepted by the Board of Directors.
◦In order to guarantee an adequate replacement in the executive chairmanship of the Company, to approve the appointment by co-optation of Mr. Marc Thomas Murtra Millar, as Executive Director of the Company, also appointing him as Executive Chairman of the Board of Directors and delegating to him all the powers that may be delegated by the Board of Directors, to be exercised jointly and severally. Mr. Murtra accepted his appointment as Executive Chairman of Telefónica, on this same date.
•On January 29, 2025, the Board of Directors of Telefónica, S.A., resolved with the abstention of the Executive Directors and upon proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint Mr. Peter Löscher as Lead Independent Director. On the same date, the Audit and Control Committee resolved to appoint the Independent Director Ms. María Luisa García Blanco as Chairwoman of that Committee.
•On February 14, 2025 the Board of Directors of Telefónica del Perú, S.A.A. (“Telefónica del Perú”), with the aim of achieving an orderly restructuring of the liabilities of said company, resolved to invoke the Ordinary Insolvency Procedure, established under the Peruvian law (Ley General del Sistema Concursal) with respect to Telefónica del Perú. The invocation of said insolvency procedure is focused on the financial and operational restructuring within the framework of the applicable insolvency law. Thus, the protection of the insolvency framework, established by the Ley General del Sistema Concursal, will allow Telefónica del Perú for an orderly restructuring of liabilities with the arrangement of its creditors. In order to facilitate the invocation of the Ordinary Insolvency Procedure, Telefónica Hispanoamérica has granted a credit facility of up to 1,549 million Peruvian soles (approximately 394 million euros at an estimated average rate of 3.93 Peruvian soles per euro), subject to strict conditionality and with a maturity of 18 months, to meet exclusively operational cash requirements of Telefónica del Perú. The financial situation of Telefónica del Perú has been very negatively affected by tax contingencies that are more than 20 years old (see Note 25), as well as by administrative decisions that have placed the company in a competitive disadvantage within a particularly challenging market environment. In relation to the abovementioned tax contingencies, Telefónica is currently in arbitration before the International Centre for Settlement of Investment Disputes (ICSID)(see Note 29.a). As previously informed to the market, Telefónica reiterated that Telefónica del Perú’s liabilities are not guaranteed by any other company of the Telefónica Group. Telefónica will continue to explore strategic alternatives with regard to its investment in Telefónica del Perú.
•On February 24, 2025, Telefónica's subsidiary TLH Holdco, S.L.U., a company 100% owned by Telefónica, sold all the shares that it held in Telefónica Móviles Argentina, S.A. representing 99.999625% of its share capital and of the entire share capital of its operations in Argentina to Telecom Argentina S.A. The total price for 100% of the shares transferred amounts to 1,245 million U.S. dollars (approximately 1,189 million euros at the date of the transaction). The signing and closing of the transaction took place simultaneously.
The carrying amount of Telefónica Móviles Argentina's net assets as of December 31, 2024 amounted to 1,175 million euros (see Note 2).
As a result of the transaction, the Group will reclassify to 2025 results the accumulated negative translation differences corresponding to Telefónica Móviles Argentina, which as of December 31, 2024 amounted to 1,107 million euros (Note 17.f).

Appendix I: Scope of consolidation
The main companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2024 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica,S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica España Filiales, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A.U. Promotion and networks management	Spain	EUR	1	100%	Telefónica España Filiales, S.A.U.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica España Filiales, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica España Filiales, S.A.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain (cont.)
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica España Filiales, S.A.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica España Filiales, S.A.U.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica España Filiales, S.A.U.
Telefónica Educación Digital, S.L.U. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica España Filiales, S.A.U.
Bluevia Fibra, S.L. Operations and exploitation of FTTH network and other connectivity services.	Spain	EUR	68	55%	Telefónica España Filiales, S.A.U. (30%) Telefónica Infra, S.L.U. (25%)
Solar360 Soluciones de Instalacion y Mantenimiento S.L. Marketing and management in the installation, sale and maintenance of photovoltaic equipment	Spain	EUR	—	51%	Telefónica de España, S.A.U.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	5	100%	Telefónica España Filiales, S.A.U.
Compañía Mayorista de Fibra S.L. Provision of telecommunications services through FTTH network operation	Spain	EUR	—	100%	Telefónica España Filiales, S.A.U.
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	96.85%	Telefónica Germany Holdings Limited (69.22%) Telefónica Local Services GmbH (27.63%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	96.85%	Telefónica Deutschland Holding A.G (96.84%) T. Germany Management, GmbH (0.01%)
E-Plus Service GmbH Wireless communications services operator	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Business Sales GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany 1. Beteiligungsgesellschaft mbH Holding company	Germany	EUR	5	96.85%	Telefónica Germany GmbH & Co. OHG
Ortel Mobile GmbH Provision of international mobile communications services	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Retail GmbH Office machinery, computers, peripheral equipment and software	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
AY YILDIZ Communications GmbH Telecommunications service provider	Germany	EUR	—	96.85%	Telefónica Germany GmbH & Co. OHG
TCHIBO Mobilfunk GmbH & Co. Marketing and sales of mobile services	Germany	EUR	7	48.42%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	62,071	76.49%	Telefónica Latinoamérica Holding, S.L.U. (37.34%) Telefónica, S.A. (38.90%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, Ltda. ISP and portal	Brazil	BRL	317	76.49%	Telefônica Brasil, S.A.
Telefônica Infraestructura e Segurança Ltda. Security services and systems	Brazil	BRL	321	76.49%	Terra Networks Brasil, Ltda.
Vivo ventures fundo de investimento em participacoes multiestrategia. Investment funds	Brazil	BRL	145	76.96%	Telefônica Brasil, S.A. (74.96%) Telefonica Open Innovation S.L.U. (2.00%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Brazil (cont.)
Vale Saúde, Administradora de Cartões Ltda. Provision of health services	Brazil	BRL	7	76.49%	POP Internet Ltda.
Telefônica Cloud e Tecnologia do Brasil S.A. Cybersecurity, electronic information security and IT consultancy	Brazil	BRL	104	88.24%	Telefônica Brasil, S.A. (44.13%) Telefónica Cybersecurity & Cloud Tech S.L. (44.11%)
IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda Software and systems resale, professional services and project management	Brazil	BRL	31	88.24%	Telefônica Cloud e Tecnologia do Brasil S.A.
IPNET USA, LLC Software and systems resale, professional services and project management	USA	USD	1	88.24%	Telefônica Cloud e Tecnologia do Brasil S.A.
Telefónica Hispam
Telefónica Hispanoamérica, S.A.U. Holding company	Spain	EUR	108	100%	Telefónica, S.A.
TLH Holdco, S.L.U. Holding company	Spain	EUR	87	100%	Telefónica, S.A.
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VED	1,905	100%	Telefónica Hispanoamérica, S.A.U. (97.13%) Comtel Comunicaciones Telefónicas, S.A. (2.87%)
Colombia Telecomunicaciones S.A. ESP BIC Communications services operator	Colombia	COP	3,410	67.5%	Telefónica Hispanoamérica, S.A.U.
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	3,330	67.5%	Colombia Telecomunicaciones S.A. ESP BIC
Unired Colombia S.A.S Service provider related to telecommunications	Colombia	COP	12,826	33.75%	Colombia Telecomunicaciones S.A. ESP BIC
Pegaso Pcs S.A. de C.V. Communications services operator	Mexico	MXN	3,241	100%	Telefónica Hispanoamérica, S.A.U. (99.98%) Celular de Telefonía S.A. de CV. (0.02%)
Celular de Telefonía S.A. de CV. Consulting services	Mexico	MXN	2,650	100%	Pegaso Pcs S.A. de CV. (67.65%) Telefónica Hispanoamérica, S.A.(32.35%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Telefónica Hispanoamérica, S.A.U.
Fisatel México, S.A. de C.V. SOFOM E.N.R. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	1,805	100%	Telefónica Hispanoamérica, S.A.U. (99.99%) Pegaso Pcs S.A. de CV. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	188,019	100%	TLH Holdco, S.L.U.
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,631,069	100%	Inversiones Telefónica Internacional Holding SpA. (99.14%) Telefónica Hispanoamérica, S.A.U. (0.86%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	874,773	99.39%	Telefónica Móviles Chile, S.A.
Telefónica Chile Holdings, S.L.U. Holding Company	Spain	EUR	—	100%	Telefónica Hispanoamérica, S.A.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam (cont.)
Telefónica Empresas Chile S.A. Provision of voice and data telephone communications services	Chile	CLP	103,756	99.39%	Telefónica Chile, S.A.
Telefónica Chile Servicios Corporativos Limitada HUB service provider	Chile	CLP	3	99.69%	Telefónica Chile, S.A. (49.54%) Telefónica Empresas Chile S.A. (1.30%) Telefónica Móviles Chile, S.A. (48.85%)
Inversiones Telefónica Internacional Holding, SpA. Holding Company	Chile	CLP	511	100%	Telefónica Chile Holdings S.L.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	831	99.32%	Telefónica Hispanoamérica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	158	100%	Telefónica Latinoamérica Holding, S.L.U.
Pangeaco, S.A.C Fibre rollout and capacity service provision	Peru	PEN	4	100%	Telefónica Hispanoamérica, S.A.U. (99.99%) Telefónica Latinoamérica Holding, S.L.U. (0.01%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Hispanoamérica, S.A.U.
Other companies
Telefónica Infra, S.L.U. Holding company	Spain	EUR	12	100%	Telefónica , S.A.
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	EUR	—	100%	Telefónica Infra, S.L.U.
Telefónica O2 Holdings Ltd. Holding company	United Kingdom	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A.U. (0.01%)
MmO2 Ltd. Holding company	United Kingdom	GBP	—	100%	Telefónica O2 Holding Ltd.
Telefónica Germany Holdings Ltd. Holding company	United Kingdom	EUR	3,463	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	United Kingdom	EUR	6,895	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L.U. Holding company	Spain	EUR	291	100%	Telefónica, S.A.
Telefónica Global Solutions, S.L.U. International service provider	Spain	EUR	1	100%	Telefónica, S.A
Telefonica Global Solutions USA, Inc. Provision of telecommunications services	USA	USD	202	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions Germany GmbH. International service provider	Germany	EUR	—	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions México, S.A. de C.V. Carrying out research activities and projects in the field of telecommunications	Mexico	MXN	67	100%	Telefónica Global Solutions, S.L.U.
Telefónica Innovación Digital, S.L.U. Carrying out research activities and services in the field of telecommunications. Holding company	Spain	EUR	28	100%	Telefónica, S.A
Telefónica Digital Ltd. Developer Telco Services	United Kingdom	GBP	45	100%	Telefónica Innovación Digital, S.L.U.
Telefonica Open Innovation S.L.U. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Innovación Digital, S.L.U.
Wayra Chile Tecnología e Innovación SpA Technological innovation based business project development	Chile	CLP	29,899	100%	Telefonica Open Innovation S.L.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda Technological innovation based business project development	Brazil	BRL	52	100%	Telefonica Open Innovation S.L.U. (99.99%) Telefónica Innovación Digital, S.L.U. (0.01%)
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	134	100%	Telefonica Open Innovation S.L.U. (99.99%) Telefónica Innovación Digital, S.L.U. (0.01%)
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	7,607	100%	Telefonica Open Innovation S.L.U. (95%) Telefónica, S.A. (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,304	100%	Telefonica Open Innovation S.L.U.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VED	13	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	28	100%	Telefonica Open Innovation S.L.U.
Wayra UK Ltd. Technological innovation based business project development	United Kingdom	GBP	—	100%	Telefonica Open Innovation S.L.U.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	287	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
QUAM GmbH. IT facilities management activities	Germany	EUR	250	100%	Group 3G UMTS Holding GmbH
Telefónica Compras Electrónicas, S.L.U. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefonica Iot & Big Data Tech S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica Tech S.L.U.
Geprom Software Engineering S.L.U. Technical engineering services and other consultancy activities	Spain	EUR	—	100%	Telefonica Iot & Big Data Tech S.A.U.
Geprom Software Engineering S.A. de C.V. Technical engineering services and other consultancy activities	Mexico	MXN	—	100%	Geprom Software Engineering S.L.U.
TIS Hispanoamérica, S.L.U. Security services and systems	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L.U. Aircraft ownership and operation	Spain	EUR	18	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.U.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.U. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U. Conducting direct insurance business	Spain	EUR	24	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Telefónica Correduría de Seguros y Reaseguros Compañía de Mediación, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	88.24%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (38.24%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	63	100%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Integral de Edificios y Servicios S.L.U. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	United Kingdom	GBP	—	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U. Holding company	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Soluciones de Criptografía, S.A.U. Engineering, research and development	Spain	EUR	1	100%	Telefónica, S.A.
Cryptography & Security Systems S.L.U. Software programming activities	Spain	EUR	—	100%	Telefónica Soluciones de Criptografía, S.A.U.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	—	60%	Telefónica, S.A.
Telefónica Tech S.L.U. Holding company	Spain	EUR	67	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech S.L.U. Cybersecurity, electronic information security and IT consultancy	Spain	EUR	34	100%	Telefónica Tech S.L.U.
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	CLP	20,540	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	USD	7	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Audertis Audit Services S.L.U. Provision of audit services in the areas of security, privacy and data protection	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Govertis Advisory Services S.L.U. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefonica Tech Colombia, SAS Cybersecurity, electronic information security and IT consulting	Colombia	COP	406	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	MXN	80	100%	Telefónica Cybersecurity & Cloud Tech S.L.U. (60.47%) Telefonica Iot & Big Data Tech S.A. (39.53%)
Telefônica Cibersegurança e Tecnología do Brasil Ltda Cybersecurity, electronic information security and IT consulting	Brazil	BRL	26	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	PEN	30	100%	Telefónica Tech S.L.U.
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Acens Technologies, S.L.U. Holding housing and telecommunications solutions Service provider	Spain	EUR	2	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Altostratus Solutions, S.L.U. Provision of IT services	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	GBP	14	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	GBP	—	100%	Telefónica Tech UK Holdings Limited
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ireland Limited Provision of IT services	Ireland	EUR	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ocean Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited.
Perpetual Topco Limited Holding company	United Kingdom	GBP	4	100%	Telefónica Tech UK & Ireland Limited
Perpetual Midco Limited Holding company	United Kingdom	GBP	4	100%	Perpetual Topco Limited
Perpetual Bidco Limited Holding company	United Kingdom	GBP	3	100%	Perpetual Midco Limited
Incremental Group Holdings Limited Holding company	United Kingdom	GBP	1	100%	Perpetual Bidco Limited
Redspire Limited Software development and information technology consultancy activities	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Telefónica Tech UK Business Applications Limited Information technology consultancy activities and other services	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Adatis Group Limited Holding company	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Telefónica Tech UK Data & AI Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica Tech Bulgaria Limited Information technology consultancy activities	Bulgaria	BGN	—	100%	Telefónica Tech UK Data & AI Limited
Telefónica Tech India Private Limited Information technology consultancy activities	India	INR	—	100%	Telefónica Tech UK & Ireland, Limited (99.99%) Telefónica Tech UK Limited (0.01%)
Telefónica Tech UK Data & AI MS Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
BE-terna Enhancement GmbH Holding company and provision of marketing, consultancy, implementation and commercialisation services for software and IT technologies	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.U.
BE-terna Germany GmbH Holding company	Germany	EUR	—	100%	BE-terna Enhancement GmbH
BE-terna AB (Sweden) Technology services	Sweden	SEK	—	100%	BE-terna Enhancement GmbH
BE-terna Automation AG Technology services	Switzerland	CHF	—	100%	BE-terna Enhancement GmbH
BE-terna ApS Computer programming activities	Denmark	DKK	—	100%	BE-terna Enhancement GmbH
BE-terna B.V. (Netherlands) Technology services	Netherlands	EUR	—	100%	BE-terna ApS
BE-terna GmbH (Leipzig) Software production, electronic data processing, consultancy, services and project management	Germany	EUR	—	100%	BE-terna Germany GmbH
BE-terna Austria GmbH Holding company	Austria	EUR	—	100%	BE-terna Enhancement GmbH
BE-terna GmbH (Innsbruck) Services in automatic data processing and information technology	Austria	EUR	—	100%	BE-terna Austria GmbH
Pipol A/S Conduct business with international implementation of business-oriented software solutions	Denmark	DKK	1	100%	BE-terna Enhancement GmbH
BE-terna A/S (Norway) Computer programming activities	Norway	NOK	—	100%	BE-terna Enhancement GmbH
BE-terna Business Solutions GmbH Software development and consulting, distribution of corresponding products, systems and processes	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Industry Solutions GmbH Sales, implementation and maintenance of international ERP products	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna AG (Switzerland) Service provision, analysis and optimisation of business processes, selection of business software and implementation of ERP solutions	Switzerland	CHF	—	100%	BE-terna GmbH (Innsbruck)
BE-terna SRL Services in automatic data processing and information technology	Italy	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Adriatic d.o.o Holding company	Slovenia	EUR	—	100%	BE-terna Austria GmbH
BE-terna d.o.o. (Serbia) Technology services	Serbia	RSD	14	100%	BE-terna Adriatic d.o.o
BE-terna d.o.o (Slovenia) Technology services	Slovenia	EUR	—	100%	BE-terna Adriatic d.o.o
BE-terna d.o.o (Croatia) Technology services	Croatia	EUR	2	100%	BE-terna Adriatic d.o.o
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	260	70%	Telefónica, S.A.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	291	70%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	70%	Telxius Telecom, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Dominican Republic	USD	6	70%	Telxius Cable América, S.A. (69.30%) Telxius Cable España, S.L.U. (0.70%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	70%	Telxius Cable América, S.A. (66.50%) Telxius Cable España, S.L.U. (3.50%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	10	70%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	14	70%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. High bandwidth communications services	USA	USD	58	70%	Telxius Telecom, S.A.
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	70%	Telxius Cable América, S.A.
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	26	70%	Telxius Cable América, S.A.
Other companies (cont.)
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	20	70%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	70%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	70%	Telxius Cable América, S.A. (66.49%) Telxius Cable Chile, S.A. (1.17%) Telxius Cable Perú, S.A.C. (1.17%) Telxius Cable Guatemala, S.A. (1.16%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	70%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructures	Brazil	USD	74	70%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	2	70%	Telxius Cable América, S.A. (68.9%) Telxius Cable España, S.L.U. (0.55%) Telxius Cable Argentina, S.A. (0.55%)
Telxius México, S.R.L. DE C.V Establishment and operation of any kind of communications infrastructure and/or network	Mexico	USD	—	70%	Telxius Cable América, S.A. (69.98%) Telxius Cable España, S.L.U. (0.02%)
Telefónica Local Services GmbH Holding company	Germany	EUR	—	100%	Telefónica, S.A.
Companies accounted for using the equity method
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	GBP	—	50%	Telefónica O2 Holdings Limited
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	BRL	189	44.12%	Telefônica Brasil, S.A. (19.12%) Telefónica Infra S.L.U. (25%)
VivaE Educação Digital S.A. Training for professional and management development	Brazil	BRL	33	38.24%	Telefônica Brasil, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)
Gud Comercializadora de Energia S.A. Energy trading company	Brazil	BRL	21	38.24%	Telefônica Brasil, S.A.
HoldCo InfraCo SpA Investment in money and/or securities	Chile	CLP	135,534	39.76%	Telefónica Chile, S.A.
Infraco SpA. Operation of physical fibre optic infrastructure	Chile	CLP	246,002	39.76%	HoldCo InfraCo SpA
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltda. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40%) Telefónica Factoring España, S.A. (10%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	—	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Chile, SpA. Factoring services provider	Chile	CLP	547	50%	Telefónica Factoring España, S.A.
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	COP	6,000	50%	Telefónica Innovación Digital, S.L.U.
Alamo Holdco S.L. Holding company	Spain	EUR	—	27%	Colombia Telecomunicaciones S.A. ESP BIC
ONNET Fibra Colombia S.A.S. Fibre wholesale supplier	Colombia	COP	56,307	27%	Alamo Holdco S.L.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	364	54.30%	Telefónica del Perú, S.A.A.
Movistar Prosegur Alarmas, S.L. Private security services	Spain	EUR	—	50%	Telefónica España Filiales, S.A.U.
Prosegur Soluciones S.A.U. Private security services	Spain	EUR	—	50%	Movistar Prosegur Alarmas, S.L.
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Canarias, S.L.U Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Bizkaia, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Solar360 de Repsol y Movistar S.L. Development and marketing of photovoltaic self-consumption products and/or services	Spain	EUR	—	50%	Telefónica de España, S.A.U.
UGG TopCo/HoldCo General Partner GmbH. Holding company	Germany	EUR	—	49.68%	Telefónica Infra Germany GmbH. (40%) Telefónica Germany 1. Beteiligungsgesellschaft mbH. (9.68%)
UGG TopCo GmbH & Co KG Holding company	Germany	EUR	—	49.68%	Telefónica Infra Germany GmbH. (40%) Telefónica Germany 1. Beteiligungsgesellschaft mbH. (9.68%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)
UGG HoldCo GmbH& Co KG Holding company	Germany	EUR	—	49.68%	UGG TopCo GmbH & Co KG
UGG General Partner GmbH Holding company	Germany	EUR	—	49.68%	UGG HoldCo GmbH& Co KG
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	EUR	—	49.68%	UGG HoldCo GmbH& Co KG
Infrafibre Germany GmbH B2B technology industry	Germany	EUR	2	49.68%	Unsere Grüne Glasfaser GmbH & Co KG
Daytona Midco S.L. Securities transactions	Spain	EUR	—	20%	Telefónica Infra, S.L.U.
Digital Data Centre BidCo, SLU. Management and administration of equity securities	Spain	EUR	4	20%	Daytona Midco S.L.
Telefónica Renting, S.A. Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the leasing thereof	Spain	EUR	1	50%	Telefónica, S.A.
Opal Holdco Limited Holding company	United Kingdom	GBP	2	50%	Telefónica Infra, S.L.U.
Opal Jvco Limited Holding company	United Kingdom	GBP	4	25%	Opal Holdco Limited
Utiq, S.A. Technology solutions for digital advertising	Belgium	EUR	22	25%	Telefónica Innovación Digital, S.L.U.
Main changes in the scope of consolidation for the year 2024
Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Brazil
IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda Software and systems resale, professional services and project management	Brazil	06/30/2024	88.24%
IPNET USA, LLC Software and systems resale, professional services and project management	USA	06/30/2024	88.24%
Companies accounted for using the equity method
Infrafibre Germany GmbH B2B technology industry	Germany	12/31/2024	49.68%
Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Telefónica Spain
Compañía Mayorista de Fibra S.L. Provision of telecommunications services through FTTH network operation	Spain	10/31/2024	100%
Telefónica Hispam
Unired Colombia S.A.S Service provider related to telecommunications	Colombia	08/31/2024	33.75%
Companies accounted for using the equity method
Gud Comercializadora de Energia S.A. Energy trading company	Brazil	02/29/2024	38.24%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Hispam
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	03/31/2024	Telefónica Móviles Argentina, S.A.
Other companies
BE-terna Acceleration GmbH Holding company	Germany	08/31/2024	BE-terna Enhancement GmbH (before BE-terna Acceleration Holding GmbH)
BE-terna Enhancement GmbH Holding company	Germany	08/31/2024	BE-terna Enhancement GmbH (before BE-terna Acceleration Holding GmbH)
Liquidated companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Shareholding
Telefónica Spain
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	12/31/2024	100%
Other companies
O2 International Holdings Ltd. Holding company	United Kingdom	07/31/2024	100%
Terra Networks Perú, S.A. ISP and portal	Peru	10/31/2024	100%
Companies accounted for using the equity method
Mobile Financial Services Holding SPRL Financial services	Belgium	06/30/2024	50%
Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Companies accounted for using the equity method
Cornerstone Telecommunications Infrastructure Limited Mobile phone towers	United Kingdom	12/31/2024	4.17%

Main changes in the scope of consolidation for the year 2023
Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Brazil
Vale Saúde, Administradora de Cartões Ltda. Provision of health services	Brazil	03/31/2023	75.29%
Other companies
Telxius Telecom, S.A. Telecommunications service provider	Spain	01/31/2023	40%
Cryptography & Security Systems S.L.U. Software programming activities	Spain	01/31/2023	100%
Telefónica Local Services GmbH Holding company	Germany	10/31/2023	100%

Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Other companies
BE-terna SRL Services in automatic data processing and information technology	Italy	04/30/2023	100%
Telxius México, S.R.L. DE C.V Establishment and operation of any kind of communications infrastructure and/or network	Mexico	11/30/2023	70%
Companies accounted for using the equity method
Utiq, S.A. Technology solutions for digital advertising	Belgium	03/31/2023	25%
Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Brazil
Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. Wireline telephony operator	Brazil	02/28/2023	Telefônica Brasil, S.A.
Vita IT Comércio e Serviços de Soluções em TI Ltda. Technical support, maintenance and other IT services	Brazil	11/30/2023	Telefônica Infraestructura e Segurança Ltda.
Other companies
Pontel Participaciones, S.L. Holding company	Spain	03/31/2023	Telxius Telecom, S.A.
Tempotel, Empresa de Trabajo Temporal, S.A.U. Temporary employment agency	Spain	10/31/2023	Telefónica Gestión Integral de Edificios y Servicios S.L.U.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	10/31/2023	Telefónica Innovación Digital, S.L.U.
Companies accounted for using the equity method
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	10/31/2023	Buendía Estudios, S.L.
Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Other companies
Pontel Participaciones, S.L. Holding company	Spain	01/31/2023	13.35%
Companies accounted for using the equity method
The Smart Steps Data Technology Company Big data services in China	China	05/31/2023	33.75%
Cornerstone Telecommunications Infrastructure Limited Mobile phone towers	United Kingdom	11/30/2023	8.33%

Liquidated companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Shareholding
Other companies
Kumo Analytics Limited Information technology consultancy activities	United Kingdom	01/31/2023	100%
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	09/30/2023	100%
O2 (Netherlands ) Holdings BV. Holding company	Netherlands	11/30/2023	100%
Telfin Ireland DAC. Intragroup financing	Ireland	11/30/2023	100%

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López [7]	1,923,100	—	—	3,513,504	—	6,207	5,442,811
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	10,000	—	91,200	—	301,200
Mr. Ángel Vilá Boix	1,600,000	—	—	2,436,000	—	27,383	4,063,383
Ms. María Luisa García Blanco	—	120,000	38,000	—	33,600	—	191,600
Mr. Peter Löscher	—	120,000	26,000	—	113,600	—	259,600
Mr. Carlos Ocaña Orbis [8]	—	80,000	8,000	—	60,800	—	148,800
Ms. Verónica Pascual Boé	—	120,000	12,000	—	11,200	—	143,200
Mr. Francisco Javier de Paz Mancho	—	120,000	25,000	—	113,600	—	258,600
Mr. Alejandro Reynal Ample	—	120,000	—	—	—	—	120,000
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola	—	120,000	25,000	—	22,400	—	167,400
Ms. Claudia Sender Ramírez	—	120,000	1,000	—	80,000	—	201,000
Ms. Solange Sobral Targa	—	120,000	10,000	—	11,200	—	141,200
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
4Short-term variable remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2024 and to be paid in the year 2025. In reference to the bonus corresponding to 2023, which was paid in 2024, Executive Board Member Mr José María Álvarez-Pallete López received 3,717,737 euros and Executive Board Member Mr Ángel Vilá Boix received 2,577,600 euros.
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
7 Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.
8 Mr. Carlos Ocaña Orbis was appointed Director of the Company on May 8, 2024.
Ms. Carmen García de Andrés stood down as Board Member on May 7, 2024. Mr. José Javier Echenique Landiríbar passed away on December 15, 2024. Payment received and/or accrued by them in 2024 is detailed below:
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José Javier Echenique Landiríbar	—	200,000	27,000	—	113,600	—	340,600
Ms. Carmen García de Andrés	—	40,000	12,000	—	7,467	—	59,467
1 to 6: Definitions of these concepts are those included in the previous table.
The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López [7]	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	87,500	87,500
Mr. Peter Löscher	—	125,997	—	—	—	—	125,997
Mr. Carlos Ocaña Orbis [8]	—	—	—	—	—	—	—
Ms. Verónica Pascual Boé	—	90,000	—	—	—	65,000	155,000
Mr. Francisco Javier de Paz Mancho	—	173,159	—	—	—	155,000	328,159
Mr. Alejandro Reynal Ample	—	—	—	—	—	—	—
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	132,500	132,500
Ms. Solange Sobral Targa	—	85,659	—	—	—	—	85,659
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
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2024 and to be paid in the year 2025 by other companies of the Telefónica Group.
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
7 Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.
8 Mr. Carlos Ocaña Orbis was appointed Director of the Company on May 8, 2024.
Ms. Carmen García de Andrés stood down as Board Member on May 7, 2024. Mr. José Javier Echenique Landiríbar passed away on December 15, 2024. Payment received and/or accrued by them with respect to the other companies of the Telefónica Group in 2024 is detailed below:
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José Javier Echenique Landiríbar	—	90,000	—	—	—	87,500	177,500
Ms. Carmen García de Andrés	—	—	—	—	—	—	—
1 to 6: Definitions of these concepts are those included in the previous table.

Additionally, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2024 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):
LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2024
Mr. José María Álvarez-Pallete López[1]	673,085
Mr. Ángel Vilá Boix	560,000
1 Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López[3]	7,574	540,968	124,543
Mr. Ángel Vilá Boix	6,721	487,840	65,439
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
This Unit-link type insurance is arranged with the entity Occident GCO, S.A.U. de Seguros y Reaseguros, and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.
3 Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.
LIFE INSURANCE PREMIUMS
The 2024 amounts for life insurance premiums were as follows:
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López[1]	41,708
Mr. Ángel Vilá Boix	33,328
1 Mr.José María Álvarez-Pallete López ceased as Executive Chairman and Director of the Company on January 18, 2025. Likewise, on the same date, it was agreed to co-opt Mr. Marc Thomas Murtra Millar as the new Executive Chairman of the Board of Directors of Telefónica, S.A.
REMUNERATION PLANS BASED ON SHARES
As regards to remuneration plans based on shares (involving Executive Directors Mr. José María Álvarez Pallete-López and Mr. Ángel Vilá Boix), the following long-term variable remuneration plans were in existence during the year 2024:
The so-called Performance Share Plan ("PSP"), made up of: the Long-Term Incentive Plan 2021-2025 (with Second cycle (2022-2024) and Third cycle (2023-2025) active) approved by the General Shareholders' Meeting held on April 23, 2021, and the Long-Term Incentive Plan 2024-2028 (with First cycle (2024-2026) active), approved by the General Shareholders' Meeting held on April 12, 2024.

The Second cycle (2022-2024) of the Long-Term Incentive Plan 2021-2025 started on January 1, 2022 and ended on December 31, 2024.

In this cycle, a maximum of 1,740,000 shares were allocated to the Executive Directors on January 1, 2022, with a unit fair value of 2.9515 euros per share for FCF ("Free Cash Flow"), 2.4316 euros for TSR ("Total Shareholder Return") and 2.9515 euros for the CO2 Emission Neutralization and Reduction target.
At the end of the cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 33.6% at the end of the period, ranking fourth in the comparison group, i.e. above the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 50% linked to relative TSR.
With regard to the Free Cash Flow, after taking into account the partial annual payments for 2022, 2023 and 2024, previously audited and approved by the Telefónica's Board of Directors at the proposal of the Nominating, Compensation and Corporate Governance Committee, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company’s external and internal auditors, which were first analyzed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Finally, in relation to the CO2 Emission Neutralization and Reduction target, the Nominating, Compensation and Corporate Governance Committee has regularly monitored the level of CO2 Emissions Neutralization and, after analyzing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Regulation Committee and the Audit and Control Committee. In this respect, the minimum CO2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO2 Neutralization target has been met and therefore the weighted payout ratio linked to CO2 Neutralization was 10%.
Taking into account the Relative TSR, Free Cash Flow and CO2 Neutralization results, the weighted payout ratio increased to 100%. Thus, at the end of the Plan's cycle, the Chief Operating Officer (COO) Mr. Ángel Vilá Boix is entitled to receive 745,000 gross shares.
In the case of Mr. José María Álvarez-Pallete López, due to his termination as Executive Chairman, he will not receive the delivery of shares corresponding to this cycle (995,000 gross shares) but will receive an equivalent settlement in cash.
Similarly, during the 2024 financial year, the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028 were in force, starting on January 1, 2023 and January 1, 2024 respectively and ending on December 31, 2025 and December 31, 2026 respectively.
In relation to the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025, the number of Telefónica, S.A. shares that could be delivered to the participants, within the established maximum, is conditioned and determined by the compliance with the established objectives: 50% on the compliance with the Total Shareholder Return (TSR) objective of Telefónica, S.A. shares, 40% on the Telefónica Group's Free Cash Flow (FCF) and 10% on the Neutralization and Reduction of CO2 Emissions. On the other hand, in the First Cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028, the weight of CO2 Neutralization and Emission Reduction has been reduced by half, giving room to the target for the number of Women in Executive Positions with a weight of 5%.

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

With regard to the FCF, for each of the cycles in force during the financial year 2024, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned. In the case of the First cycle (2024-2026) of the 2024-2028 Long-Term Incentive Plan, includes a potential upside in case of over achievement that may end in a payout of 60% at the end of the cycle.

In order to determine compliance with the CO2 Emission Neutralization and Reduction target and to calculate the specific number of shares to be delivered for this item, the level of CO2 Emissions Neutralization achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2.

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
At the beginning of the Third Cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and the First Cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028, the Board of Directors of Telefónica, S.A., at the proposal of the Nominating, Compensation and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level of emission reductions of Scope 1 + 2 will need to be achieved for the incentive to be paid.

In the case of Women in Executive Positions target for the Long-Term Incentive Plan 2024-2028, the proportion of Women Executives over the total executives population will be measured at December 31, 2026.

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

The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow), CO2 Emission Neutralization Reduction and Women in Executive Positions targets of the active plans, as applicable, is shown below.
PSP 2021-2025 - Third cycle / 2023-2025

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,110,000
Mr. Ángel Vilá Boix	831,000
(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.
In any case, it is noted that no shares have been delivered to the Chief Operating Officer (COO) Mr. Ángel Vilá Boix under the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

In the case of Mr. José María Álvarez-Pallete López, due to his resignation as Executive Chairman, he will not receive the delivery of shares corresponding to this position but he will receive the equivalent part in cash based on the time he has been with the Company.
PSP 2024-2028 - First cycle / 2024-2026

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,015,000
Mr. Ángel Vilá Boix	760,000
(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.
In any case, it is noted that no shares have been delivered to the Chief Operating Officer (COO) Mr. Ángel Vilá Boix under the First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028 and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.
In the case of Mr. José María Álvarez-Pallete López, due to his resignation as Executive Chairman, he will not receive the delivery in shares corresponding to this position but he will receive the equivalent part in cash based on the time he has been with the Company.
In addition, it should be noted that the external Directors of the Company do not receive and did not receive remuneration during the year 2024 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.
Furthermore, the Company does not grant nor has granted during the year 2024, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.
Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2024, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 8,528,820 euros during the 2024 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2024 to the Social Security Plan described in the "Income and expenditure" note with regard to these Directors increased to 947,676 euros; the contributions corresponding to the Pension Plan increased to 212,885 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 113,293 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 144,788 euros.
On the other hand, regarding share-based remuneration plans, during the year 2024, there were in force the following long-term variable remuneration plans:
The so-called "Performance Share Plan" ("PSP"), made up of: the Long-Term Incentive Plan 2021-2025 (with Second cycle (2022-2024) and Third cycle (2023-2025) active) approved by the General Shareholders' Meeting held on April 23, 2021, and the Long-Term Incentive Plan 2024-2028 (with First cycle (2024-2026) active), approved by the General Shareholders' Meeting held on April 12, 2024.
The target measurement period of the Second cycle (2022-2024) of the Long-Term Incentive Plan 2021-2025 started on January 1, 2022 and ended on December 31, 2024. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR ("Total Shareholder Return"), FCF ("Free Cash Flow") and CO2 Emission Neutralization and Reduction targets set for the this cycle for all the Company's Senior Executives was 1,241,015.
At the end of the this cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica's Total Shareholder Return, which was 33.6% at the end of the period, ranking fourth
1For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

in the comparison group, i.e. above the 75th percentile according to the established scale of achievement, and generating a weighted payout ratio of 50% linked to relative TSR.
In terms of Free Cash Flow, after taking into account the partial annual payments for 2022, 2023 and 2024, the weighted payout ratio is 40%. The assessment of the level of compliance was based on the results of the audit by the Company’s external and internal auditors, which were first analyzed by the Audit and Control Committee before being validated by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Finally, in relation to the CO2 Emission Neutralization and Reduction target, the Nominating, Compensation and Corporate Governance Committee has regularly monitored the level of CO2 Emission Neutralization and, after analyzing the report from the Corporate Affairs and Sustainability Department, has determined the level of achievement. The Nominating, Compensation and Corporate Governance Committee was supported in this evaluation function by the Sustainability and Regulation Committee and the Audit and Control Committee. In this respect, the minimum CO2 emission reduction threshold that triggers the possibility of assessing the degree of compliance with the CO2 Neutralization target has been met and therefore the weighted payout ratio linked to CO2 Neutralization was 10%.
Taking into account the Relative TSR, Free Cash Flow and CO2 Neutralization results, the weighted payout ratio increased to 100%. Thus, at the end of the first cycle of the Plan, the Company's Senior Executives are entitled to receive 1,241,015 gross shares.
The target measurement period for the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028 started on January 1, 2023 and January 1, 2024 respectively, and will end on December 31, 2025 and December 31, 2026 respectively. The maximum number of shares allocated to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow), CO2 Emission Neutralization and Reduction and Women in Executive Positions targets set for both cycles, as applicable, for all the Company's Senior Executives is 1,378,418 in the Third cycle (2023-2025) of the Long-Term Incentive Plan 2021-2025 and 1,250,041 in the First cycle (2024-2026) of the Long-Term Incentive Plan 2024-2028.

Appendix III: Debentures and bonds
The detail and key features of outstanding debentures and bonds at December 31, 2024 are as follows (in millions of euros):

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2025	2026	2027	2028	2029	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,203	1,203
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,703	1,703
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	1,127	—	—	—	—	—	1,127
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	892	—	—	—	—	—	892
EMTN 02 GBP	GBP	5.375%	—	603	—	—	—	—	603
TELEF. EMISIONES APRIL 2016	EUR	1.460%	—	1,279	—	—	—	—	1,279
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	—	—	1,000	—	—	—	1,000
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	1,202	—	—	—	1,202
TELEF. EMISIONES MAY 2020	EUR	1.201%	—	—	1,250	—	—	—	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	500	—	—	500
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	1,250	—	—	1,250
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	200	—	—	200
TELEF. EMISIONES MARCH 2019	EUR	1.788%	—	—	—	—	1,000	—	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	482	—	482
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	800	—	800

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2025	2026	2027	2028	2029	Subsequent years	Total
TELEF. EMISIONES FEBRUARY 2020	EUR	0.664%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MAY 2022 (2)	EUR	2.592%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES MAY 2020	EUR	1.807%	—	—	—	—	—	750	750
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,924	1,924
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	192	192
TELEF. EMISIONES MARCH 2018	USD	4.665%	—	—	—	—	—	481	481
TELEF. EMISIONES JULY 2019	EUR	1.957%	—	—	—	—	—	500	500
TELEF. EMISIONES JULY 2020	EUR	1.864%	—	—	—	—	—	500	500
TELEF. EMISIONES APRIL 2022	EUR	1.864%	—	—	—	—	—	100	100
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,924	1,924
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	481	481
TELEF. EMISIONES MARCH 2018	USD	4.895%	—	—	—	—	—	1,203	1,203
TELEF. EMISIONES MARCH 2019	USD	5.520%	—	—	—	—	—	1,203	1,203
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES NOVEMBER 2023 (1)	EUR	4.183%	—	—	—	—	—	850	850
TELEF. EMISIONES JANUARY 2024 (2)	EUR	3.698%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES JANUARY 2024 (2)	EUR	4.055%	—	—	—	—	—	750	750
Telefónica Emisiones, S.A.U.			2,019	1,882	3,452	1,950	2,282	14,758	26,343

			Maturity
Debentures and bonds	Currency	% Interest rate	2025	2026	2027	2028	2029	Subsequent years	Total
Bond O	CLP	3.500%	68	—	—	—	—	—	68
Bond Q	CLP	3.600%	—	87	—	—	—	—	87
Bond 144 A	USD	3.537%	—	—	—	—	—	396	396
Bond Serie T	UFC	4.200%	—	—	—	105	—	—	105
Bond Serie X	UFC	3.950%	—	—	—	—	37	—	37
Telefónica Móviles Chile, S.A.			68	87	—	105	37	396	693
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.6250%	—	—	28	—	—	—	28
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	—	—	—	22	—	—	22
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%	—	—	—	21	—	—	21
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%	—	—	—	9	—	—	9
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3.0938%	—	—	—	—	—	20	20
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	27	—	—	—	—	—	27
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	20	—	—	—	—	20
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	145	145	145	—	—	—	435
Telefónica del Perú, S.A.			172	165	173	52	—	20	582
Debentures (2)	BRL	CDI + 1.12%	233	—	—	—	—	—	233
Debentures (2)	BRL	CDI + 1.35%	—	—	311	—	—	—	311
Telefônica Brasil, S.A.			233	—	311	—	—	—	544
BOND R144-A	USD	4.950%	—	—	—	—	—	481	481
Bond C10	COP	IPC + 3.39%	—	—	—	—	33	—	33
Colombia Telecomunicaciones, S.A, ESP			—	—	—	—	33	481	514
Bond	EUR	1.750%	600	—	—	—	—	—	600
O2 Telefónica Deutschland Finanzierungs, GmbH			600	—	—	—	—	—	600
Total Outstanding Debentures and Bonds			3,092	2,134	3,936	2,107	2,352	17,358	30,979
(1) Debentures and green bonds (See Note 29.d)
(2) Debentures and sustainable bonds (See Note 29.d)
The main debentures and bonds issued by the Group in 2024 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN bond (1)	01/24/2024	01/24/2032	1,000	1,000	EUR	3.698%
EMTN bond (1)	01/24/2024	01/24/2036	750	750	EUR	4.055%
(1) Sustainable bonds (See Note 29. d)

Appendix IV: Financial instruments
The detail of the net financial debt arranged by the Group (notional amount) by currency and interest rates at December 31, 2024 is as follows:

								Fair value
Millions of euros	2025	2026	2027	2028	2029	Subsequent years	Notional	Underlying debt (*)	Associated derivatives	Total
Euro	(5,104)	2,946	3,829	2,216	2,455	15,625	21,967	15,429	7,614	23,043
Floating rate	1,567	1,432	228	340	563	3,592	7,722	1,970	9,409	11,379
Spread (%)	0.60	(0.13)	0.71	0.32	0.04	0.11	0.18	—	—	—
Fixed rate	(6,671)	1,514	3,601	1,876	1,892	12,033	14,245	13,459	(1,795)	11,664
Interest rate (%)	2.70	1.42	1.16	1.78	2.22	1.95	2.00	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(93)	—	—	—	—	—	(93)	—	(92)	(92)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	(93)	—	—	—	—	—	(93)	—	(92)	(92)
Interest rate %	3.70	—	—	—	—	—	3.70	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	(23)	(2)	(6)	(4)	—	—	(35)	910	(956)	(46)
Floating rate	2	—	—	—	—	—	2	2	(4)	(2)
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	(25)	(2)	(6)	(4)	—	—	(37)	908	(952)	(44)
Interest rate %	4.64	5.37	0.70	0.70	—	—	3.60	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CHF	(5)	—	—	—	—	—	(5)	(14)	—	(14)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	(5)	—	—	—	—	—	(5)	(14)	—	(14)
Interest rate %	0.50	—	—	—	—	—	0.50	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(1,284)	(1,391)	14	48	14	1,928	(671)	11,229	(12,395)	(1,166)
Floating rate	(20)	(1,664)	—	29	—	1,924	269	211	33	245
Spread %	(0.18)	0.35	—	1.00	—	—	0.17	—	—	—
Fixed rate	(1,264)	273	14	19	14	4	(940)	11,018	(12,429)	(1,411)
Interest rate %	2.61	4.26	3.25	10.17	10.17	3.89	3.06	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UYU	1	27	35	—	—	—	63	58	7	65
Floating rate	—	—	35	—	—	—	35	35	—	35
Spread %	—	—	0.01	—	—	—	0.01	—	—	—
Fixed rate	1	27	—	—	—	—	28	23	7	30
Interest rate %	0.31	8.90	—	—	—	—	8.55	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2025	2026	2027	2028	2029	Subsequent years	Notional	Underlying debt(*)	Associated derivatives	TOTAL
Instruments in ARS	(143)	—	—	—	—	—	(143)	(158)	—	(158)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	(143)	—	—	—	—	—	(143)	(158)	—	(158)
Interest rate %	33.24	—	—	—	—	—	33.24	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	1,982	813	338	31	44	79	3,287	492	2,836	3,328
Floating rate	(803)	813	338	31	44	79	502	508	80	588
Spread %	0.92	0.04	1.30	0.23	0.16	0.14	0.59	—	—	—
Fixed rate	2,785	—	—	—	—	—	2,785	(16)	2,756	2,740
Interest rate %	9.47	—	—	—	—	—	9.47	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(297)	317	96	104	37	405	663	(70)	778	708
Floating rate	(8)	230	48	104	37	255	667	110	578	688
Spread %	—	1.46	1.99	1.66	2.13	(0.52)	0.81	—	—	—
Fixed rate	(289)	87	48	—	—	150	(4)	(180)	200	20
Interest rate %	6.72	5.47	3.22	—	—	4.13	5.56	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	117	(155)	(38)
Floating rate	—	—	—	—	—	—	—	117	(155)	(38)
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate %	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	355	167	145	—	—	—	667	247	433	680
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	355	167	145	—	—	—	667	247	433	680
Interest rate %	5.38	7.33	7.38	—	—	—	6.30	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	—	—	28	51	—	20	99	100	—	100
Floating rate	—	—	28	51	—	20	99	100	—	100
Spread %	—	—	3.63	3.03	—	3.09	3.21	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate %	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	154	212	105	17	57	470	1,015	357	710	1,067
Floating rate	(417)	225	105	17	24	470	424	443	(2)	441
Spread %	0.37	2.52	4.25	3.32	3.44	0.28	1.14	—	—	—
Fixed rate	571	(13)	—	—	33	—	591	(86)	712	626
Interest rate %	4.75	9.00	—	—	8.09	—	5.03	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(129)	—	—	—	—	—	(129)	(129)	—	(129)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	—	—	—	—	—	—	—	—	—	—
Fixed rate	(129)	—	—	—	—	—	(129)	(129)	—	(129)
Interest rate %	55.44	—	—	—	—	—	55.44	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2025	2026	2027	2028	2029	Subsequent years	Notional	Underlying debt(*)	Associated derivatives	TOTAL
Instruments in MXN	(189)	12	—	—	—	—	(177)	(405)	218	(188)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread %	1.02	—	—	—	—	—	1.02	—	—	—
Fixed rate	(189)	12	—	—	—	—	(177)	(405)	218	(188)
Interest rate %	10.20	8.80	—	—	—	—	10.12	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							26,508	28,163	(1,002)	27,161
Floating rate							9,720	3,496	9,939	13,435
Fixed rate							16,788	24,667	(10,941)	13,726
(*) Includes all net financial debt adjustments

The table below shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2024:

Interest rate swaps
Millions of euros	Maturity
Non trading accountant purposes	2025	2026	2027	2028	2029	Subsequent years	Total	Fair value
EUR								167
Fixed to floating	—	—	—	—	—	—	—	206
Receiving leg	—	—	—	—	—	(2,583)	(2,583)	(7,143)
Average Interest Rate %	—	—	—	—	—	1.74	1.74
Paying leg	—	—	—	—	—	2,583	2,583	7,349
Average Spread %	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	19
Receiving leg	—	—	—	—	—	(1,133)	(1,133)	(2,106)
Average Spread %	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	1,133	1,133	2,125
Average Interest Rate %	—	—	—	—	—	2.67	2.67
Floating to floating	—	—	—	—	—	—	—	(58)
Receiving leg	(9,498)	—	—	—	—	—	(9,498)	(9,565)
Average Spread %	—	—	—	—	—	—	—
Paying leg	9,498	—	—	—	—	—	9,498	9,507
Average Spread %	0.12	—	—	—	—	—	0.12

Interest rate swaps
Millions of euros	Maturity
Trading accountant purposes	2025	2026	2027	2028	2029	Subsequent years	Total	Fair value
EUR								(933)
Fixed to floating	—	—	—	—	—	—	—	(163)
Receiving leg	(775)	—	(100)	(175)	—	(4,938)	(5,988)	(4,882)
Average Interest Rate %	0.05	—	0.76	0.69	—	2.58	2.17
Paying leg	775	—	100	175	—	4,938	5,988	4,719
Average Spread %	2.95	—	—	—	—	—	0.38
Floating to fixed	—	—	—	—	—	—	—	(770)
Receiving leg	(2,504)	—	(1,366)	—	—	(10,404)	(14,274)	(9,737)
Average Spread %	2.07	—	—	—	—	0.02	0.38
Paying leg	2,504	—	1,366	—	—	10,404	14,274	8,967
Average Interest Rate %	0.06	—	0.92	—	—	1.72	1.35
USD								1,224
Fixed to floating	—	—	—	—	—	—	—	1,224
Receiving leg	(434)	(3,858)	(4,473)	—	—	(9,550)	(18,316)	(9,972)
Average Interest Rate %	1.30	2.79	1.59	—	—	3.16	2.65
Paying leg	434	3,858	4,473	—	—	9,550	18,316	11,196
Average Spread %	1.03	2.78	0.97	—	—	—	0.85
GBP								17
Fixed to floating	—	—	—	—	—	—	—	17
Receiving leg	—	—	—	—	(482)	—	(482)	(468)
Average Interest Rate %	—	—	—	—	3.42	—	3.42
Paying leg	—	—	—	—	482	—	482	485
Average Spread %	—	—	—	—	—	—	—

Millions of euros	Maturity
Trading accountant purposes	2025	2026	2027	2028	2029	Subsequent years	Total	Fair value
CLP								(12)
Floating to fixed	—	—	—	—	—	—	—	(13)
Receiving leg	—	—	—	—	—	(150)	(150)	(147)
Average Spread %	—	—	—	—	—	(0.57)	(0.57)
Paying leg	—	—	—	—	—	150	150	134
Average Interest Rate %	—	—	—	—	—	4.13	4.13
COP								(25)
Fixed to floating	—	—	—	—	—	—	—	2
Receiving leg	(58)	—	—	—	—	—	(58)	(58)
Average Interest Rate %	5.77	—	—	—	—	—	5.77
Paying leg	58	—	—	—	—	—	58	60
Average Spread %	1.07	—	—	—	—	—	1.07
Floating to fixed	—	—	—	—	—	—	—	(27)
Receiving leg	(516)	—	—	—	(33)	—	(549)	(561)
Average Spread %	—	—	—	—	3.39	—	0.21
Paying leg	516	—	—	—	33	—	549	534
Average Interest Rate %	3.18	—	—	—	8.09	—	3.48

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2025	2026	2027	2028	2029	Subsequent years	Total
Currency swaps
Receive	BRL	33	—	—	—	—	—	33
Pay	BRL	(105)	—	(7)	—	—	—	(112)
Receive	CLP	—	—	—	—	—	—	—
Pay	CLP	—	(106)	—	(104)	(37)	(405)	(652)
Receive	COP	411	—	—	—	—	—	411
Pay	COP	(411)	(62)	—	—	—	(411)	(884)
Receive	EUR	16	256	2,549	—	—	—	2,821
Pay	EUR	(46)	(2,352)	(3,728)	—	(448)	(6,255)	(12,829)
Receive	GBP	—	603	—	—	482	—	1,085
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	92	92
Pay	JPY	—	—	—	—	—	—	—
Receive	UFC	—	—	—	111	37	—	148
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	621	2,125	3,800	—	—	7,626	14,172
Pay	USD	(514)	(260)	(2,598)	—	—	—	(3,372)
TOTAL		5	204	16	7	34	647	913
The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.83), EUR/USD (1.12) and USD/COP (3,755.96).

Millions of euros		2025	2026	2027	2028	2029	Subsequent years	Total
Forwards
Receive	BRL	23	—	—	—	—	—	23
Pay	BRL	(2,824)	—	—	—	—	—	(2,824)
Receive	CLP	1	—	—	—	—	—	1
Pay	CLP	(75)	—	—	—	—	—	(75)
Receive	COP	49	13	—	—	—	—	62
Pay	COP	(199)	—	—	—	—	—	(199)
Receive	CZK	93	—	—	—	—	—	93
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	4,350	266	—	—	—	—	4,616
Pay	EUR	(841)	—	—	—	—	—	(841)
Receive	GBP	23	—	—	—	—	—	23
Pay	GBP	(221)	—	—	—	—	—	(221)
Receive	MXN	13	—	—	—	—	—	13
Pay	MXN	(234)	—	—	—	—	—	(234)
Receive	PEN	25	—	—	—	—	—	25
Pay	PEN	(461)	(1)	—	—	—	—	(462)
Receive	USD	1,533	1	—	—	—	—	1,534
Pay	USD	(1,236)	(292)	—	—	—	—	(1,528)
Receive	UYU	28	—	—	—	—	—	28
Pay	UYU	(35)	—	—	—	—	—	(35)
TOTAL		12	(13)	—	—	—	—	(1)
The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.83), EUR/USD (1.08), USD/COP (4,457.11) and EUR/BRL (6.35).

Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2024 and 2023 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2024	12/31/2023	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	62	USD	59	136	12/11/2015	03/11/2026
Structured Financing (*)	42	EUR	42	101	12/11/2015	03/11/2026
Sustainable syndicated (1)	5,500	EUR	—	—	03/15/2018	01/13/2029
Bilateral loan	—	EUR	150	150	09/26/2022	12/15/2032
Bilateral loan	—	EUR	125	125	12/23/2022	06/15/2033
Bilateral loan	—	EUR	150	150	02/14/2023	09/29/2033
Bilateral loan	—	EUR	150	—	03/27/2024	07/31/2034
Bilateral loan	—	EUR	140	—	10/09/2024	10/31/2031
Bilateral loan	—	EUR	100	—	11/21/2024	12/16/2031
Telefónica Germany GmbH & Co. OHG
EIB Financing	—	EUR	33	108	06/13/2016	06/13/2025
Sustainable syndicated	750	EUR	—	—	12/17/2019	12/17/2026
EIB Financing (Tranche 1)	—	EUR	250	300	12/18/2019	06/18/2029
EIB Financing (Tranche 2)	—	EUR	125	150	01/14/2020	07/14/2029
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan	—	COP	109	118	07/06/2021	03/19/2025
Bluevia Fibra S.L.U.
Syndicated (2)	360	EUR	325	250	11/16/2022	12/20/2029
Telxius Telecom, S.A.
Syndicated (3)	145	EUR	100	100	12/01/2023	12/04/2029
Telefónica Móviles Chile, S.A.
Bilateral loan	—	USD	125	116	08/22/2023	08/22/2026
(1) The second one-year extension option for the Telefónica, S.A. sustainability-linked syndicated credit facility for up to 5,500 million euros, was executed on January 13, 2024, extending the maturity date to January 13, 2029.
(2) The second one-year extension option of the Bluevía Fibra S.L.U syndicated facility, for 360 million euros, was executed on December 20, 2024, with a maturity extending the maturity date to December 20, 2029.
(3) On December 4, 2024, the first one-year extension option of the Telxius Telecom, S.A, syndicated facility, for 145 million euros, was executed extending the maturity date to December 4, 2029. The facility has two annual extension options at Telxius Telecom, S.A. request with a maturity maximum up to 2030.
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
The Commission will review the operation of this Directive and send a report to the European Parliament and the Council by December 21, 2025.
In accordance with the provisions of the EECC, the Relevant Market Recommendation (RMR) adopted in December 2020, identifies the relevant markets within the electronic communication sector that are susceptible of ex ante regulation by the NRAs. The NRAs should assess the competitive conditions of these markets and where appropriate, designate operators as having significant market power (SMP) and impose obligations. The markets susceptible to ex ante regulation were reduced from 4 to 2: wholesale local access provided at a fixed location market (m1) and wholesale dedicated capacity market (m2). Nevertheless, NRAs are still able to analyze any other market that according to national circumstances might deemed to be uncompetitive.
In relation to the maximum cap at European level for both fixed and mobile termination rates (FTRs/MTRs), since the adoption of a Delegated Act, by the EC, on December 18, 2020, the maximum rates applicable are those included in the correspondent glide paths per country, with the aim of converging to 0.2 euro cents per minute for mobile termination and to 0.07 euro cents per minute in the case of fixed rates as of January 1, 2024.
The Commission, in consultation with BEREC, will review the Delegated Act by December 2025 and review whether EU – wide tariffs are still necessary. If EU – wide tariffs are no longer necessary, NRAs will be able to carry out their own market analysis.
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
•Roaming: On April 13, 2022, the new Regulation on international roaming in the European Union was published in the Official Journal of the EU and being directly binding for Member States as it entered into force on July 1, 2022. From this date the new regulation maintains “Roaming like at Home” and includes a price cap glide path for maximum wholesale rates for voice, data and SMS. This reviewed regulation also includes new provisions on transparency and Quality of services. This regulation is set to expire in 2032, though it is foreseen review in 2025 to assess market evolution. For this 2025 review, the EC started a process to analyze wholesale roaming costs together with the Euro rate for mobile termination (MTRs). By June 30, 2025, the Commission shall, after consulting the Body of European Regulators for Electronic Communications (BEREC), submit a report to the European Parliament and the Council, followed, if appropriate, by a legislative proposal to amend the Regulation.
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
BEREC has updated the Guidelines on the Implementation of the Open Internet Regulation. Reviewed guidelines prohibit non application agnostic price differentiation, resulting in near prohibition of zero rating and sponsored data commercial practices. Telefonica does not expect a commercial impact in current portfolio of services.
On April 30, 2023, the EC submitted a report assessing the regulatory implementation of the OIR to the European Parliament and to the Council thereon. The EC concluded the principle based Open Internet Regulation remains relevant and fit for purpose, proposing to keep OIR unchanged. The EC shall deliver a new assessment report in four years’ time, by April 30, 2027, including, needed be, appropriate proposals to amend the Regulation.
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
▪The Geo-Blocking Regulation forbids any unjustified geographically-based restrictions which undermine online shopping and cross-border sales. Audiovisual services are excluded from the scope of the Regulation and territorial licenses and legitimate geo-blocking practices are considered justified protection tools for the European audiovisual industry. On December 13, 2023, European Parliament adopted a Resolution on the implementation of the 2018 Geo-blocking Regulation in the Digital Single Market, maintaining that the eventual inclusion of audiovisual services in the scope of the Geo-blocking Regulation would result in a significant loss of revenue, putting investment in new content at risk, while eroding contractual freedom and reducing cultural diversity in content production, distribution, promotion and exhibition. European Commission will present its Second Implementation Report on the application of the Regulation and its overall impact on the Internal Market in 2025.
▪European Commission issued a Recommendation on combating online piracy of live content on May 4, 2023. The Recommendation acknowledges that sports and other live events such as concerts contribute to a diverse European cultural scene and to economic growth and job creation in the EU. The Recommendation proposes some measures (1) to ensure prompt treatment of notices related to unauthorized retransmissions of live sports events during the transmission in order to minimize the harms caused by the illegal streaming, (2) to encourage the use of dynamic blocking injunctions tailored to live events based on successful experiences in some Member States and (3) to enhance cooperation amongst competent authorities in the fight against piracy, including cross-border cooperation. The Recommendation also sets up a monitoring system by which European Commission and European Observatory on Infringements of Intellectual Property Rights (EUIPO Observatory) will assess the impact of the recommended measures by November 17, 2025 and decide whether additional legislative measures are necessary in view of technological developments.
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
In February 2024, the obligations established for intermediary providers came into force.
In November 2024, the European Commission adopted an implementing act setting out the rules and templates for transparency reporting to ensure that all relevant providers provide clear and comparable information on their content moderation practices. Providers will have to start collecting data from July 2025, with the first harmonized reports to be published in 2026.
For its part, the Digital Markets regulation, is in force since May 2, 2023, and its main goal is preventing the so called “gatekeepers” from imposing unfair conditions on end users and at ensuring the openness of important digital services, its main provisions are:
•It will only apply to the main platform providers more prone to incur in unfair practices and ensuring contestability in a set of core platform services.
• It establishes quantitative thresholds for the designation of "gate keepers".
•It requires "gate keepers" to take action in a proactive manner.
•The regulation foresees mechanisms for the Commission to designate new "gatekeepers" below the thresholds; to add new services and obligations; and to impose structural or behavioral remedies for systematic non-compliance through a market investigation.
•The EC can impose fines of up to 10%of the company's total worldwide annual turnover or 20% in the event of repeated infringements.

Artificial Intelligence Act.
Regulation (EU) 2024/1689 on AI entered into force on August 1, 2024, and will be fully applicable two years later, with some exceptions: prohibitions will enter into force after six months, governance rules and obligations for general purpose AI models will apply after twelve months, and rules for AI systems- embedded in regulated products- will apply after 36 months. To ease the transition to the new regulatory framework, the Commission has launched the AI Pact, a voluntary initiative that aims to support future implementation and invites developers to comply with the key obligations of the AI Act in advance. Telefónica has signed the European Pact.
The AI regulation is based on a risk-based approach. The higher the risk of the AI system, the stricter the obligations. There are even use cases that are directly prohibited. For systems that are classified as high-risk and predefined as such in the Law, some obligations are stablished called the “minimum requirements” that have to be complied before putting the system into the market and once the system is being commercialized. For other AI systems, which are not classified as high risk, voluntary measures apply. Different types of actors are distinguished in the value chain: AI system suppliers, importers/distributors and system users, each with different responsibilities. The most onerous obligations are imposed on the IA providers.
Providers of generative AI must maintain the technical documentation of the model, provide information to other providers who integrate the model, respect EU copyright law and publish a detailed summary of the content used for training, and cooperate with the Commission and national authorities. Providers of models with systemic risk are also required to conduct assessments according to standardized protocols, assess and mitigate systemic risk at EU level, maintain serious incident reports, conduct adversarial testing and ensure an adequate level of cyber protection. The development of codes of conduct at EU level is encouraged and facilitated to contribute to the proper implementation of the regulation.
In September 2024, Telefónica signed the AI Pact, committing to start applying the principles of the AI Act ahead of its entry into application, namely 3 core actions: (1) having an AI governance strategy to foster AI uptake, (2) mapping high-risk AI systems and (3) promoting AI literacy and awareness among employees.
Telefónica is also contributing to the development of the first Code of Practice for general-purpose AI models (GPAI), which will detail the AI Act provisions for providers of general-purpose AI models & general-purpose AI models with systemic risks and will help AI companies to demonstrate compliance with the AI Act.
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
In April 2024, the European Parliament voted its position on the GDPR Procedural Rules Regulation. In June 2024, the European Council adopted its Common Approach on the proposed Regulation. Trilogue negotiations between both Institutions have followed. The future Regulation aims to improve cross-border cooperation between National Data Protection Authorities (DPAs) with a targeted harmonization of key aspects of the administrative procedures in cross-border cases. The Regulation will complement GDPR, without amending GDPR substantial elements, nor rights of data subjects neither obligations of data controllers and processors. The Regulation will be adopted following Ordinary Legislative Procedure, requiring final agreement between both EU Co-Legislators, European Parliament and Council.
In parallel, European Commission issued its Second Report on the application of GDPR in July 2024. The Report states that GDPR continues to ensure strong protection for data subjects and risk-based obligations for controllers and processors. The Report also identifies some priority areas to improve the application of the GDPR (e.g., robust enforcement, cooperation between Data Protection Authorities and coherent application of EU digital rules). The Report refers to the Proposal for a Regulation on e-Privacy “that has been under negotiation for several years” and states that reflection is needed on the next steps for this initiative, including its relationship with the GDPR.
On January 10, 2017, the EC put forward its Proposal for a Regulation on ePrivacy, to replace the current Directive 2002/58/EC on privacy in the electronic communications sector and complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching new regulation. After lengthy and unsuccessful negotiations, the new Commission is expected to withdraw the proposed Regulation in 2025.
Regarding International Transfers of Data, in July 2023 the European Commission adopted the new EU-US Data Privacy Framework, which established the adequate level of protection to be afforded to personal data transferred from the EU to the US companies signatories of the new EU-US Data Privacy Framework principles.
On October 9, 2024, the European Commission conducted the first review to monitor relevant developments in the U.S. and verify whether all elements of the U.S. legal framework are working effectively in practice. Periodic reviews will be carried out thereafter, at least every four years.
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
In December 2024, the European Data Protection Board (EDPB), composed by representatives of the relevant National Data Protection Authorities, published Guidelines about data transfers to third country Authorities (in case of collecting crime evidence, checking financial transactions or approving new medications) and approved a new European Data Protection Seal.
Radio spectrum policy
The European Electronic Communications Code grants the Radio Spectrum Committee (RSC) the powers to harmonize the use of spectrum bands, for the provision of electronic communications services and lays down the rules governing the process through which Member States authorize those bands to specific users. It also mandates Member States to allow the use of sufficiently large blocks of the 3400-3800 MHz band, and at least 1 GHz in the 24,25-27,5 GHz band, in order to facilitate the roll-out of 5G.
Assignment processes have been completed across our European footprint in the 3400-3800 MHz band, with Telefónica securing at least 70 MHz in each market (see table at the end for details).
Regarding the 24,25-27,5 GHz band, it is available in Germany through local licenses awarded on a first-come-first-served basis. In Spain, a competitive tender took place in December 2022 and Telefónica secured a national license of 1 GHz.
Once the harmonization and assignment of the priority bands for 5G (700 MHz, 3500 MHz and 26 GHz) has been nearly completed, the European institutions are beginning the process to identify new bands that in a 2025-2030 horizon may be available for the provision of wireless broadband services. Among the most relevant bands for Telefónica are the 470-694 MHz and the 6425-7125 MHz bands, which have been regionally identified at the ITU world conference in 2023, and the 3800-4200 MHz band. As part of that process the RSC approved in December 2024 a mandate to the CEPT with a view to the harmonization of the 6425-7125 MHz band, and CEPT approved in November 2024 the response to the mandate from the RSC on the use of the 3800-4200 MHz band for local low and mid-power networks.
EU competition law
European competition provisions have the force of law in the Member States and, therefore, are applicable to our operations in those States.
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
The EU Merger Regulation requires that all mergers, acquisitions and joint ventures involving companies that meet certain turnover thresholds are subject to review by the EC rather than the national competition authorities. In accordance with the amended Community Merger Regulation, market concentrations that significantly impede effective competition in the market will be prohibited. The European Commission has the authority to apply the EU framework for the defense of the competition.
There are similar competition rules in the legislation of each Member State. Those responsible for ensuring compliance are the national competition authorities.
In addition, in 2023 the EU on Foreign Subsidies Regulation introduced a notification-based procedure to investigate concentrations and public procurement procedures of very high monetary value involving financial contributions granted by non-EU governments to EU and non-EU companies.
Spain
General regulatory framework
The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (11/2022) of June 28, transposing the implementation of the "EECC" into national law.
The Delegated Act, approved by the European Commission in December 2020, sets the maximum applicable rates for mobile termination at 0.2 euro cents per minute as of January 1, 2024, and for fixed termination at 0.07 euro cents per minute as of July 1, 2021.
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
Market analysis
The following are the most relevant markets in which Telefónica is deemed to have Significant Market Power (SMP).
Fixed markets
Wholesale fixed access and call origination market
On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SMP, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented bases, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts. In July 2024, the CNMC approved the deregulation of this market.
Wholesale (physical) to network infrastructure access and wholesale broadband access
On October 7, 2021, CNMC has completed the latest broadband market analysis (1/2020, 3b/2014 markets). The most remarkable aspects stated by CNMC are:
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
•Throughout the whole territory, CNMC decided to maintain the obligation by which Telefónica must provide wholesale access service to its civil infrastructure (ducts, conduits and poles).
High-quality wholesale access market in a fixed location
On March 29, 2022, the CNMC approved the definition and analysis of the market for high quality wholesale access provided at a fixed location considering that Telefónica has SMP and imposed obligations regarding access to terminal leased lines, business bitstream access, access to civil works infrastructure and economic replicability. It also imposed, among others, the obligation of non-discrimination, transparency and separation of accounts.
In September 2024, the CNMC proposed a modification to the economic replicability methodology of Telefónica's retail broadband offers. The modifications introduced aim to simplify the methodology by defining a higher level of grouping in the flagship products when determining replicability, and removing restrictions on configuring promotional actions, as well as the obligations for prior notification of the launch of new products and promotions.
The final resolution was approved on February 4, 2025 with its publication in the Official State Gazette (BOE).
On December 20, 2024 the CNMC has published a public consultation with the market analysis 1/2020 and 3b/2014 proposing the deregulation of Telefónica’s fiber network access obligations, as well as associated obligations such as economic replicability. The public consultation period extends until the end of February 2025, and the final resolution is expected to take place at the end of the first half of 2025.
Likewise, on December 20, 2024, the CNMC has also published a public consultation with the analysis of a new relevant market for access to physical infrastructures, maintaining the existing framework of regulated access obligations to Telefónica’s civil infrastructures with cost-oriented prices and under transparent and non-discriminatory conditions existing in the scope of the 1/2020 market.
The public consultation period runs until the end of February 2025, and the final decision is expected in the second half of 2025.

Wholesale access to submarine cable infrastructure
In July 2024, the final resolution of the CNMC's market analysis proposal to deregulate wholesale access to Telefónica de España’s submarine cable infrastructure was approved. As a result, Telefónica de España will no longer be considered as an SMP operator with respect to its submarine trunk routes and all current obligations were lifted within 6 months of such approval.
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
In December 2024, the Secretary of State for Telecommunications submitted to public consultation the tender specifications for the designation of the operator responsible for providing the services included in the universal service, as well as the possible expression of interest of operators to participate in such a tender.
The final designation of the operator responsible for the provision of the above services is expected to take place during the first quarter of 2025.
Spectrum
On February 22, 2021, Telefónica España acquired a 10 MHz block in the 3.4-3.8 GHz band for 21 million euros. With this spectrum acquisition, Telefónica completes 100 MHz which corresponds to the maximum carrier width in the 5G standard. In order for all the operators to have contiguous frequency blocks and ensure a more efficient use of the spectrum to deploy 5G technology and associated services, the Ministry of Economic Affairs and Digital Transformation adopted a resolution for the reorganization of the 3.4-3.8 GHz band. Regarding the 700 MHz band, Telefónica España acquired 2x10 MHz for 310 million euros in the spectrum auction which took place in July 2021.
Additionally, Telefónica has already extended its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz+ 5 MHz) until 2030.
Telefónica was awarded with 5 blocks of 200 MHz for an amount of 20 million euros in the auction of the 26 GHz band that took place on the December 21, 2022 The licences were formalized in May 2023.

Pursuant to the provisions of the Second Transitory Provision of the General Telecommunications Law, Telefónica Móviles España has requested the extension of the spectrum concessions to a total term of 40 years. The Ministry of Economic Affairs and Digital Transformation submitted for public consultation a draft Ministerial Order modifying the duration of the concessions.
Last June 2024, the Ministerial Order was finally approved.
Telefónica Móviles España acquired 20 MHz in the 3500 MHz band in the secondary spectrum market after the approval of Orange and MásMóvil merger process. Approval of the transfer by the Secretary of State for Telecommunications will be effective as of January 1, 2025.
In addition, Telefónica Móviles España and DIGI have agreed to mutualize their spectrum in the 3500 MHz band, giving both operators the right to use 140 MHz of contiguous spectrum. The mutualization agreement between the two operators was approved by the Secretary of State for Telecommunications in December 2024.
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
In addition, on December 21, 2023 the Secretary of State for Telecommunications and Digital Infrastructures submitted for public consultation the draft Royal Decree approving the 5G National Security Scheme (ENS5G), which includes the risk analysis and mitigation strategies. The approval of the ENS5G Royal Decree came into force on May 1, 2024.
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
The Audiovisual Communications General Law includes a provision to withdraw the 0.9% of the invoiced operating income contribution to RTVE funding which entered in force by January 1, 2023.

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
In July 2020, the CNMC agreed to extend for three years most of the commitments to which the authorization of the concentration between Telefónica and DTS was subordinated in 2015.
Telefónica Spain appealed the CNMC's extension decision and although the Sixth Section of the Administrative Chamber of the National Court of Appeals issued a dismissal decision, Telefónica Spain has appealed this decision in cassation before the Supreme Court. This cassation appeal (nº 3655/2023) was admitted for processing on July 13, 2023, and is pending to be scheduled for voting and ruling.
In May 2023, having elapsed such extension of three additional years, the commitments to which the authorization of the merger between Telefónica Spain and DTS was subordinated in 2015 have definitively expired.
Germany
General regulatory framework
The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). The Telecommunications Act has been repeatedly amended over the last years, most recently through the transposition of the European Code of Electronic Communications (EECC) into German law with effect from December 1, 2021. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA.
The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Spectrum
In May 2024, the BNetzA continued the procedure for the provision of frequencies in the 800 MHz, 1,800 MHz and 2,600 MHz ranges with the publication of the consultation draft of a final decision (draft decision) and made this available for consultation until July 8, 2024. The draft decision is based on the BNetzA's framework conditions from September 2023 and the comments received on the same. The draft decision provides for the existing frequency usage rights in the above-mentioned frequency ranges, which expire at the end of 2025, to be extended for a transitional period of five years in an initial action plan.
In a second set of actions, a larger procedural framework is to be established for utilisation from 2031 onwards, including rights of use and new frequency ranges that expire in 2033 or become newly available for mobile communications in the coming years; a decision on this set of actions is planned for 2028.
The Telefónica Deutschland Group commented on the draft decision. A final decision in the frequency provision procedure is expected in the first quarter of 2025.
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
Regarding the coverage requirements to cover further traffic routes due at the end of 2024, the Telefónica Deutschland Group notified the BNetzA in January 2025 that it had fulfilled the obligations in line with the obligations. The notification is still being reviewed.
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
In November 2021, the Telefónica Deutschland Group concluded an agreement with the Deutsche Telekom Group on active shared network usage at “grey spots”, which are areas in which only one mobile network operator offers mobile network access to its customers. A similar agreement with the Vodafone Group has been concluded on January 25, 2022. In both cooperation agreements, live operations were launched in the third quarter of 2022 with reciprocal access to the first mobile network sites.
On August 26, 2024, the Cologne Administrative Court ruled that the BNetzA decision of November 26, 2018, was unlawful due to concerns of bias and influence by a federal ministry; this decision was on the allocation and auction rules for the auction conducted in 2019 of the frequencies in the 2 GHz and 3.6 GHz ranges. The BNetzA was obliged by the court to issue a new decision. The grounds for the judgement would allow the BNetzA to reissue the previous decision with a new statement of reasons.
On August 2, 2023, the 1&1 Group publicly disclosed it had concluded a binding preliminary contract for a long-term, exclusive national roaming partnership with Vodafone Group, in which the parties were obligated to conclude a final national roaming cooperation as quickly as possible. This cooperation includes the non-discriminatory provision of national roaming services in areas not yet covered by the new 1&1 mobile network and in particular includes access to the 5G network of Vodafone Group, including mobile communication standards 2G and 4G and future mobile communication standards and technologies.
On August 23, 2024, the 1&1 Group announced the final signing of the national roaming cooperation with the Vodafone Group and the launch of national roaming for new 1&1 customers on the Vodafone Group network in areas not yet served by the 1&1 Group itself starting August 29, 2024. Existing 1&1 customers who previously used the Telefónica Deutschland Group network are to be migrated to the Vodafone Group network by December 31, 2025.
Market reviews
The EU Commission’s delegated act on termination rates entered into force on July 1, 2021 and the approved charges have been amended accordingly:
Mobile termination rates (MTR)
Due to the delegated act a charge of 0.20 euro cents per minute applies from January 1, 2024. This charge applies to all German providers of these services.
Fixed termination rates (FTR)
FTRs have been subject to a charge of 0.07 euro cents per minute since July 1, 2021. This charge applies to all German providers of these services.
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
Wholesale price regulation
Mobile termination rates (MTR)
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost approach ("pure LRIC"). In its 2021-2026 price control decisions, Ofcom set a charge control, with the prevailing rate as of April 1, 2024 set at 0.468ppm.
However, termination rates for calls originating outside the UK must be no more than the reciprocal termination rate charged by the relevant international telecoms provider for a call originating in the UK, or the MCT provider’s domestic rate, whichever is the higher.
MTR caps will be updated on April 1, 2025 based on inflation (CPI measured for 12 months at December 31, 2024) plus X, with X specified as + 1.5%.
Ofcom is expected to begin consulting on the regulation of these markets for 2026-2031 during the summer of 2025.
Fixed termination rates (FTR)
Similar to MTRs Annual indexation to CPI applies to prevailing FTRs, but with no “X” adjustment based on the same time period for CPI. VMO2’s current FTR is 0.0356ppm from April 1, 2024.
The review of fixed termination rates will take place at the same time as MTRs are reviewed.
Spectrum
Following an agreement between the Government and industry to provide for a “Shared Rural Network”, the mobile operators, including Telefonica United Kingdom, agreed to amend their 900 and 1,800 MHz licenses to provide for 88% geographic coverage by 2024 and 90% geographic coverage by 2026. Telefónica UK achieved its coverage objective by the mid-2024 target date.
Ofcom has announced that it will start the award of 26GHz and 40GHz mmwave spectrum in the third quarter of 2025.
In December 2024, Ofcom launched a consultation which reviews the annual licence fees paid for 900 MHz, 1800 MHz, and 2100 MHz spectrum. Ofcom’s initial proposal was a 14.8% reduction in the fees currently paid by Telefónica UK.
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
In the state of São Paulo, Telefônica Brasil provides fixed telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until December 31, 2025. On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework by allowing fixed-line concessions operators to migrate from a concession regime for limited time (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime.
On July 5, 2022, and according to the Law, ANATEL presented a methodology with an estimation of the economic value associated with the migration of the concession regime to authorization.This methodology was validated by the Federal Court of Accounts ("TCU" for its acronym in Portuguese) on March 22, 2023, with the consideration that ANATEL should envisage the market value for the valuation of reversible assets.
ANATEL re-evaluated the service adequacy balance (from concession to authorization) based on the indications presented by the TCU, presenting a new economic value estimate that was approved on July 24, 2023.
Telefônica Brasil had to validate this value within 120 days. However, given the possibility that in processes involving arbitration and migration an agreement could be reached between ANATEL and Telefônica Brasil, which should be agreed with the TCU, ANATEL agreed to Telefônica Brasil's request to suspend the aforementioned 120 days term. Likewise, it sent to the TCU the request for a Consensual Solution for the resolution of the existing conflict between ANATEL and Telefônica Brasil registered under Process No. 036.366/2023-4.
On January 23, 2024, TCU approved ANATEL’s request for a friendly settlement, which resulted in the creation of negotiating committee.
On December 16, 2024, Telefônica Brasil, ANATEL, the TCU and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of the STFC concession contracts to an authorization instrument (the Self-Composition Agreement).
The Self-Composition Agreement includes several key conditions: (i) Telefônica Brasil is required to make specific investments on terms established under the agreement; (ii) Telefônica Brasil must maintain the provision of fixed-line telephone services in certain locations without adequate competition within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to the concession at ANATEL or in the courts must be resolved, and Telefônica Brasil must withdraw any cases filed against the regulator; and (iv) Telefônica Brasil must commit to fulfilling public interest pledges for up to ten years as part of the adaptation process.
Completion of the migration to the authorization regime is conditioned upon the signing of a Single Term of Authorization with ANATEL, compiling all previous licenses into one single title, which is expected to occur in the first quarter of 2025.
On April 8, 2021, the Ministry of Telecommunications and ANATEL approved the Resolution No. 744, which adopts the Regulation for the Continuity of the Provision of Fixed Commuted Telephony Service for Use by the General Public ("STFC") under the Public Regime - RCON. This Regulation established that at the end of Telefônica Brasil’s STFC concession, the assets belonging to its patrimony (which are used for the provision of multiple services including the STFC under the public regime) will be subject to a contract between the company and the new concessionaire or the Federal Government, to transfer their right of use under fair and reasonable economic conditions.
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
Nevertheless, it is important to emphasize that in the scope of administrative proceeding TC nº. 003.342/2022-0, in progress at the TCU, a technical report stated that the RCON should be reviewed, such understanding shall still be submitted to the court’s ruling. The process was suspended by decision of the minister in charge.
With the approval of the adjustment term with ANATEL and TCU, Telefônica Brasil no longer has any reversible assets, so this discussion no longer affects us. However, the TCU can still review the RCON.
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
Regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefônica Brasil).
After ANATEL dismissed the appeals filed by the providers, ANATEL referred the case to the federal court of accounts of Brazil (“TCU”), and in September 2022, TCU decided that the possibility of successive extensions brought by Law 13.879/19 should be considered as an exception, applicable only when certain requirements are met (art. 167 of Law 13.879/19 and article 12 of decree 10.402/20). Telefônica Brasil appealed that decision, defending the successive extension of licenses as a rule and not as an exception, in accordance to Law 13.879/19.
In addition, on December 8, 2022, ANATEL revoked Telefônica Brasil´s 450 MHz spectrum authorization (451 - 458 MHz and 461 - 468 MHz) covering the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco Piauí, Rio Grande do Norte, Sergipe and part of São Paulo. The decision was motivated by the fact that Telefônica Brasil could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of 450 MHz devices ecosystem and of the waiver clause contained in the tender notice, interpreted by ANATEL as meaning that the waiver would operate automatically in case of non-activation of the frequency within the contractual term. Previously, on September 2022, ANATEL revoked authorizations held by other providers.
In 2022, Telefônica Brasil acquired part of the mobile assets of “Oi”, which resulted in additional spectrum authorizations in 900, 1800, and 2100 MHz. These assets were grouped into a Special Purpose Entity called “Garliava RJ Infraestructura e Redes de Telecomunicações S.A.", which was fully incorporated into the company in 2023.
In April 2023, ANATEL determined that the authorizations of the Telefônica Brasil, in the 900 MHz band should not be extended (with the exception of the region of Minas Gerais and authorizations acquired from "Oi"), alleging that the efficient use of this spectrum had not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the company. Also in April 2023, ANATEL decided to renew the 1,800 MHz licenses of the Telefônica Brasil until 2032.
In August 2023, ANATEL also renewed the 900 MHz and 1800 MHz Telefônica Brasil licenses in part of the state of Minas Gerais (PGO sector 2) until 2032. The 900 MHz and 1800 MHz Telefônica Brasil licenses in the rest of the State of Minas Gerais (PGO sector 3), were already renewed by ANATEL in April 2020 and expire in 2035.
In addition, in the same month, ANATEL decided to renew the 2100 MHz Telefônica Brasil licenses until April 2038. This is the first extension foreseen in the contract and bidding process that originated these authorizations. TCU’s technical area did not identify any evidence of irrational or inappropriate use of the bands that would ultimately justify refusing to extend the terms of these authorizations. On the other hand, it noted the need to adjust Article 31 of Resolution 757/2022 in order to maintain in the new proposed maximum validity periods. However, the final position of the TCU is still awaited.
In November 2021, ANATEL held the greatest spectrum auction in its history, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, Telefônica Brasil acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). The company also won regional 2.3 GHz licenses, with 50 MHz bandwidth in Southeast Region (except Sao Paulo state and PGO Sector 3) and 40 MHz bandwidth in Sao Paulo state, North and Midwest Regions (except PGO Sectors 22 and 25). These licenses guarantee the necessary spectrum to provide 5G services and are valid for 20 years, renewable under existing legal conditions at the end of this time.
Interconnection, tariffs and prices
Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with significant market power (SMP) (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators' networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, variations in VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls). Regarding VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls), variations in VU-M no longer need to impact these values, as is still the case of VC1. In March 2020, ANATEL approved Resolution No. 724, which established the Standard for the implementation and monitoring of tariff freedom in the Fixed Telephone Service (STFC) for use by the general public, in the National Long-Distance mode. Since then, the company has been free to determine domestic long-distance fees according to the market.
The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 12 MBps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 MBps in the region of São Paulo; (iii) passive ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; (v) in the fixed call termination market in the region of São Paulo; and (vi) national roaming market throughout Brazil.
ANATEL's Resolution no. 694/2018 in July 2018 changed the PGMC, which, besides others changes, recognized a new relevant wholesale market of high capacity data transport services with speeds higher than 34 Mbps, in which Telefónica Brazil is established as SMP throughout the country.
In addition, operators without SMP are no longer entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region, since the publication of the Resolution no. 694/2018 in July 2018.
Further, ANATEL’s Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the Bill and Keep between SMP and the non-SMP operators as 50/50%, from February 24, 2018. Accordingly, the VU-M values (in Brazilian reals) for 2024 applicable to Telefónica Brazil are the following: (i) Region I: 0,01472; (ii) Region 2: 0,01599; and (iii) Region 3: 0,01738, nevertheless Telefónica Brazil can reach an agreement for higher values with other operators.
Since the publication of the Public Consultation 64 on the 6th of November, 2023, PGMC is under a revision process carried out by ANATEL, who is proposing inclusions of new relevant wholesale markets, alterations in the others and updating of SMP operators. The consultation period ended in April 2024, and the approval of the new PGMC is scheduled for the second half of 2025.
Regulation on Universal Service
Currently, only Fixed Switched Telephony Services are subject to universalization obligations. These obligations are established in the General Plan of Universalization Targets (PGMU) and can be reviewed every five years.

Mexico
General regulatory framework
In Mexico, telecommunication services are regulated by the Constitution, the Federal Telecommunication and Broadcasting Law (LFT y R), and the promulgated Federal Law of Economic Competition, in addition to specific regulations issued by the Federal Telecommunications Institute (IFT). This agency has played a role in the regulation, supervision, and promotion of these sectors, as well as in the implementation of asymmetric measures to prevent anti-competitive practices. These measures include the framework interconnection agreement and a set of reference offers for: MVNOs, roaming and local loop unbundling. In 2014, Telefónica México used some reference offers.
On December 20, 2024, a constitutional reform was published, which reorganizes the federal public administration by eliminating 16 autonomous bodies, including the IFT, whose powers will be assumed by agencies of the Federal Executive. Telecommunications and broadcasting regulation will be managed by a new agency – the Digital Transformation and Telecommunications Agency – while economic competition will be assigned to an antitrust authority. In addition, key functions such as the granting and revocation of concessions will be concentrated in the executive branch. Although the IFT's previous asymmetrical policies and regulations will remain in force until the new authority modifies them, this reform represents a significant structural change that poses regulatory and operational challenges.
Notwithstanding the above, the issuance of the secondary legislation that will define the new agencies and their organizational structure is still pending. Under the terms of the reform, the abolition of the IFT will not take effect until 180 days after the publication of such legislation.
Licenses
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has a Single Concessions which allows to provide any telecommunication services technically feasible.
Wholesale Agreement.
Telefónica México has extended until 2030 the term of the "Wholesale Access Services Agreement" signed in 2019, through which AT&T México provides Telefónica with access to its 3G, 4G, and 5G networks. Since the beginning of the traffic migration in 2020, Telefónica México’s customers have had access to AT&T’s network, guaranteeing quality of service and data privacy. Notwithstanding the foregoing, Telefónica México continues to operate all other elements of its network, such as the transport and core network, which integrates all other platforms necessary to provide services to its customers in a completely independent and unrestricted manner.
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
Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of international long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefónica Móviles Chile to provide a wholesale service to MVNOs, under a non-discriminatory and complete reference offer (including prices). This same obligation extends to the new 5G technology recently deployed.
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
On February 16, 2021, the auction for the 3.5GHz band, initiated in 2020, was completed and Telefónica Móviles Chile has been awarded 50MHz. On October 2, 2021, the decree granting the concession to Telefónica Móviles Chile in the 3.35-3.40 GHz band was published in the Chilean Official Gazette. From that date, the terms conferred started as follows: (i) 30 years period of the concession and (ii) implementation of the terms for the start of service of the 5G project (12 months for stage 1, 24 months for stage 2, and 36 months for stage 3). Telefónica Móviles Chile completed the deployment of all base stations corresponding to phase 1, 2 and 3 of the 5G project.
In October 2023, Subtel called for a second 5G tender to award 50 MHz in the 3,400 - 3,600 MHz band. The award was made at the end of June 2024, in favor of Claro de Chile SpA.
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
On May 9, 2019, a Tariff Decree regarding fixed termination rate (Decree Nº 115/2019), was adopted for the 2019-2024 period. The tariff decree for the period 2019-2024, entered into force retroactively in May 2019 and represents a 65% drop from the previous value to reach a value of 1.3 CLP per minute during normal business hours. The current fixed decree remains in force by virtue of the provisions of Law No. 21.637, which establishes that a new single tariff process must be carried out for groups of fixed concessionaires. Subtel has already initiated this new single tariff process for groups of fixed concessionaires. Subtel has already initiated this new single tariff process for groups of fixed companies, corresponding to Group 1, which is formed by Telefónica Chile, and VTR/ Claro. The definitive technical bases for this new process were issued by Subtel on June 17, 2024. The companies submitted their tariff studies on November 4, 2024, and are awaiting the regulator's response on March 4, 2025. In the meantime, during the duration of this new process, Telefónica Chile must continue to apply the same rates, duly indexed, applicable under the current tariff decree, without having to apply them retroactively.
Regarding mobile termination rates, in 2019 a decree was issued, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019. A new tariff decree is in the process of being approved by the Comptroller’s Office, whose tariffs, once published, will be retroactive to January 27, 2024, and will be in effect for the entire five-year period 2024-2029.
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
By the Decree of Need and Urgency No. 690/2020 ("DNU 690/2020"), it was resolved to amend Law 27078, establishing that Information and Communication Technology Services and Access to telecommunications networks for and among licensees are essential and strategic public services. At the same time, it determined that the prices of ICT essential and strategic public services will be regulated by the authority. Finally, it incorporated mobile communication services as public services. In connection with DNU 690/2020, Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica”) were forced to file a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica and the Argentine State, including the licenses resulting from the 2014 spectrum auction.
Finally, DNU 302/24 repealed DNU 690/2020 and amended the following articles of Law 27078: Article 48, which eliminated price regulation; Article 54, which was amended to leave only the basic telephone service as a public service; and finally, Article 15 of the Law, which was repealed. Finally, in August 2023, the injunction was again extended until February 2, 2024. The lawsuit initiated by Telefónica Argentina is ongoing as of the date of this Annual Report.
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
Law 27.740 (BO 02/05/2024) approved the Agreement for the Elimination of International Roaming Charges for End Users of Mercosur- Argentina, Brazil, Uruguay, and Paraguay, signed on July 17, 2019.
This agreement establishes, among other things, that mobile service providers must apply to their end users the same prices they charge in their own country, according to the modality and plan contracted by each one.
The technical implementing regulations are still pending, so the agreement can be effectively implemented.
Prices and tariffs
With the enactment of DNU 302/ 2024, which supersedes DNU 690/ 2020, licensees are now able to freely set their own prices, on fair and reasonable, terms to cover exploitation costs and aim to an efficient provision and a reasonable operation margin. In this sense, the Authority of Application no longer has to authorize them.
On December 21, 2020, the BO published the ENACOM Resolution No. 1467/2020, which regulates the Mandatory Universal Basic Provision (PBU) for fixed and mobile telephone services, internet services and radio broadcasting by subscription through physical or radio links. Both the PBU benefits and the prices are established by the control authority. Only a certain group of persons who are covered by the cases set by the regulation (social plans beneficiaries, unemployed, etc.) may have access to the PBU. Although DNU 690/ 2020 has repealed the requirement for the establishment of the PBU, Resolution ENACOM 1467/ 2020 on the establishment of the PBU has not been repealed to date.
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
On the other hand, the company has processed in June 2023, the renewal of the permit for 30 MHz in the AWS band that was assigned in resolutions 2625 and 4121 of 2013. Likewise, in September 2023, it processed the renewal of the permits for 25 MHz in the 850 MHz band and 15 MHz in the 1900 band that were assigned through resolution 597 of 2014. The national norm allows that while the definitive conditions of these renewals are closed, the spectrum is used normally. For the AWS band, MinTIC renewed the license by Resolution No. 01053 of April 2024, and resolved the appeal filed by Resolution No. 3046 of August 2024. For the 850 and 1900 MHz bands, by Resolution No. 2657 of July 2024, MinTIC renewed the authorization for 18 months, from March 29, 2024, to September 28, 2025, for 132,437 million Colombian pesos (approximately 29 million euros at the exchange rate of December 31, 2024).
In 2022, the MinTIC determined the maximum spectrum caps per provider of telecommunications networks and services for use in terrestrial mobile services (IMT) setting them at: 50 MHz for the low bands (below 1 GHz), 100 MHz for the medium bands (between 1 GHz and below 3 GHz), and 100 MHz for the medium-high bands (between 3 GHz and 6 GHz). In 2023, the MinTIC established that the calculation of the caps includes companies belonging to the same group of companies.
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
By Resolution No. 497 of February 2024, the MinTIC granted UT Movistar Tigo the authorization to use the frequency spectrum. The teams of both companies are working to fulfill the obligations of the authorization.
On the other hand, Tigo and Telefónica created the Temporary Union UNIRED, which will manage the spectrum use permits to be used by the single mobile access network company. MinTIC, through Resolution No. 5194 of December 13, 2024, approved the assignment of the spectrum use permit held by Tigo in the 700 MHz band.
Interconnection
Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.
The conditions for access, use and interconnection of telecommunication networks are defined by the CRC in Resolution 6522 of 2022. This standard defines the signaling conditions that include the mandatory use of the SIP protocol in at least one node of the network; access conditions on the part of content and application providers (PCA) or Technology Integrators for the provision of content. This resolution modifies some articles of user protection regime, in relation to the sending SMS and USSD for commercial and advertising purposes, while establishing new obligations for assignees of short codes, and modifying the content of the Basic Interconnection Offer (OBI) was also changed with regards to the guarantees, establishing the option of prepayment and the obligation to update them.
In addition, the remuneration conditions for mobile services are in accordance with CRC 7007 of 2022. The charges for termination in mobile networks, termination of text messages, and the remuneration of National Automatic Roaming and OMVs are reduced. Bill and Keep will apply on remuneration of termination in mobile networks and SMS from May 1, 2025; it does not apply to the use of mobile networks by technology integrators, PCAs and international long-distance providers.
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
In November 2019, the government approved the Prior Control of Business Concentration Operations, applicable for those mergers, acquisitions, constitution of joint ventures or the acquisition of productive assets of economic agents that produce effects that restrict competition in the National territory. This regulation entered into force in March 2021.
In compliance with such regulatory framework, on September 28, 2023, the request for approval of the share subscription agreements for the entry of a subsidiary of Kohlberg Kravis Roberts - KKR & Co, Inc. and Entel Perú S.A. in the capital stock of Pangeaco S.A.C., the Peruvian fiber optic wholesale company incorporated on March 4, 2020, was filed before INDECOPI. The application was admitted with conditions for processing by INDECOPI in September 2024.
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
One of these renewal processes corresponds to the fourth gradual renewal of the concessions for the provision of fixed telephony services, which must be reevaluated as Telefónica del Perú S.A.A won the arbitration process against the MTC's decision to deny this renewal.
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
With regards to 5G, in August 2024, the Peruvian government approved Legislative Decree 1627 which allows a special mechanism for the direct allocation of 5G spectrum without the need for a public tender in exchange for investment commitments, as long as the demand does not exceed the available spectrum. To this end, the MTC will make calls for interested parties to submit their expressions of interest. The MTC has hired the consultant in charge of the recovery of the band 3.5 GHz and published the draft regulation of the legislative decree in December 2024. It is estimated that in the first half of 2025 the MTC will carry out the special allocation mechanism for the 3.5 GHz spectrum. Operators with assigned spectrum in this band that submit an Expression of Interest, will surrender this spectrum which is valued in order to discount it from the commitments to be assumed for the new spectrum.
Wholesale regulation for Major Suppliers
OSIPTEL reviews the markets identified as priority (fixed Internet, mobile, pay TV and circuits) every 3 years in order to determine the existence of major suppliers (companies with market power) in such markets and to impose obligations such as infrastructure sharing and services resale. On June 17, 2021, OSIPTEL resolved to declare Telefónica del Perú S.A.A. and its Economic Group in the country as an important provider in the wholesale Pay TV market in 10 regional markets. Telefónica del Perú S.A.A. won an appeal for reconsideration against this decision, eliminating the obligation of sharing/reselling content. Currently, the review of the process of determination of important suppliers in the fixed Internet market is in progress, market in which Telefónica del Perú S.A.A. and its economic Group in the country have been declared important suppliers in fixed Internet via xDSL and/or HFC technologies for speeds lower than 50 Mbps at national level in the last review carried out in 2019. In November 2024, OSIPTEL published a draft resolution concluding that there would be no major providers in the fixed fiber internet market.
Prices and tariffs
Tariffs for fixed local telephony and long distance services are adjusted every three months considering services baskets, pursuant to a price cap formula from inflation and a productivity and must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. For the period from September 2022 to August 2025, the productivity factor applicable to the tariff adjustments corresponding to the quarters September - November, December - February and March - May of each year would be equal to inflation (no tariff adjustments will be made). Likewise, for the tariff adjustment corresponding to the June - August quarter, a reference productivity factor equivalent to -2.95% is considered; in this case, only if the annual variation of inflation is higher or lower than the absolute value of the reference factor +/- 1% will the respective tariff adjustment be made. OSIPTEL has started a new process of setting the productivity factor for the period from September 2025 to August 2028.
Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On 2011, OSIPTEL approved a new price cap system by which the operators of fixed services determine the rates of the local fixed-mobile calls.
Such tariff is adjusted periodically for Telefónica del Perú S.A.A. each time the mobile interconnection charge is adjusted. In June 2024, OSIPTEL published the adjustment of this cap rate, deciding to hold its value in 0.0004 PEN per second without VAT. Likewise, pursuant to the provisions of Law 31487, OSIPTEL initiated a process to set and/or review the cap rates for service reconnection and those derived from the rules of conditions of use.
In October 2024, it set the maximum rate for reconnection of the service at 3.88 PEN, excluding VAT. OSIPTEL has suspended the application of said tariff until February 14, 2025, while it is evaluating appeals filed by Telefónica del Perú S.A.A. and other operators on this decision.
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

Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as of December 31, 2024 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency		Bandwidth (MHz)		Year of Exp. Date
Spain	700	MHz	20		2041	(1)
	800	MHz	20		2041	(2)
	900	MHz	29.6		2040	(2)
	1800	MHz	40		2038	(2)
	1900	MHz (TDD)	5		2040	(2)
	2100	MHz	29.6		2040	(2)
	2600	MHz	40		2040	(2)
	2600	MHz	20	(3)	2040	(2)
	2600	MHz (TDD)	10	(4)	2040	(2)
	3.5	GHz (TDD)	40		2040	(2)
	3.5	GHz (TDD)	10		2048	(2)
	3.5	GHz (TDD)	50		2048	(2)
	26	GHz (TDD)	1,000		2043	(1)
United Kingdom (5)	700	MHz	20		Indefinite
	800	MHz	20		Indefinite
	900	MHz	34.8		Indefinite
	1800	MHz	11.6		Indefinite
	1900	MHz (TDD)	5		2029	(6)
	2100	MHz	20		Indefinite
	2300	MHz (TDD)	40		Indefinite
	2600	MHz (TDD)	25		Indefinite
	3.5	GHz (TDD)	40		Indefinite
	3.5	GHz (TDD)	40		Indefinite
Germany	700	MHz	20		2033
	800	MHz	20		2025
	900	MHz	20		2033
	1800	MHz	20		2033
	1800	MHz	20		2025
	1900	MHz (TDD)	5		2025
	2100	MHz (TDD)	14.2		2025
	2100	MHz	10		2040
	2100	MHz	30		2025
	2600	MHz	60		2025
	2600	MHz (TDD)	20		2025
	3.5	GHz (TDD)	70		2040
(1) Initial term can be extended for 20 additional years.
(2) License extended 10 additional years by Ministerial Order of 20th June 2024.
(3) Regional licenses in Madrid and Melilla.
(4) National license excluding 2 regions (Madrid and Melilla).
(5) These licenses are part of the joint venture with Liberty Global plc (VMED O2 UK Limited).
(6) It will expire in April 2029 after the 2024 announcement. This band has not been implemented for mobile use and will be allocated to other applications in accordance with ECC Decision (20)02.

BRAZIL (1)	Frequency		Bandwidth (MHz)		Year of Exp. Date
	700	MHz	20		2029
	850	MHz	25	(2)	2028	(3)
	900	MHz	5-10	(4)	2032-2035	(5)
	1800	MHz	20-80	(6)	2032-2035	(5)
	2100	MHz	30-60	(6)	2038
	2300	MHz (TDD)	40-50	(7)	2041
	2500	MHz	40	(8)	2027-2031	(9)
	3.5	GHz (TDD)	100		2041
	26	GHZ	600		2041
(1) Telefônica Brasil uses high and low frequency spectrum in all regions of Brazil.
(2) States of AC, AM, AP, BA, DF, ES, GO, MA, MG, MS, MT, PA, PR, RJ, RO, RR, RS, SC, SE, SP and TO - except for sectors PGO 3, 22, 25, 30 and 33
(3) Current licenses expire in 2028. ANATEL decided to limit their renewal until 2028, due to a future mandatory refarming process.

(4) 10 MHz in the State of MG; 5 MHz in the States of AM, RR, AP, PA, MA, BA, SE and SP - except for municipalities with CN 11.
(5) Regional licenses: expiration and renewal dates depend on the region.
(6) Bandwidth varies by region.
(7) 50 MHz in the southeastern region of Brazil (except the state of SP and Sector 3 of PGO); 40 MHz in the state of SP (except Sector 33 of PGO), and in the northern and central-western regions of Brazil (except Sectors 22 and 25 of PGO).
(8) 40 MHz is the most common bandwidth but may increase up to 60 MHz in some regions.
(9) The initial term of Band X will expire in 2027 and Band P in 2031.

HISPANOAMÉRICA	Frequency		Bandwidth (MHz)	Year of Exp. Date
Argentina	700	MHz	20	2033
	850	MHz (AMBA)	30	Indefinite
	850	MHz (Sur)	25	Indefinite
	1900	MHz (AMBA)	20	Indefinite
	1900	MHz (Norte)	50	Indefinite
	1900	MHz (Sur)	25	Indefinite
	1700	MHz/2100 MHz	20	2033
	2600	MHz	30	2035	(1)
	3.5	GHz (TDD)	50	2043
Chile	700	MHz	20	2045
	850	MHz	25	Indefinite
	1900	MHz	20	2032	(2)
	2600	MHz	40	2043
	2600	MHz (TDD)	12	2038	(3)
	3.5	GHz	50	2051
Colombia	700	MHz	20	2040	(4')
	850	MHz	25	2025	(4)
	1700	MHz/2100 MHz	30	2025	(4)
	1900	MHz	15	2025	(4)
	1900	MHz	15	2041	(5)
	3.5	GHz (TDD)	80	2044	(4')
Ecuador	850	MHz	25	2025	(5')
	1900	MHz	60	2025	(5')
Peru	450	MHz (Lima and Callao)	10	2028	(6)
	700	MHz	30	2036
	850	MHz	25	2030	(6')
	900	MHz (Lima and Callao)	10	2028
	900	MHz (Rest of provinces)	16	2028
	1700	MHz/2100 MHz	40	2033
	1900	MHz (Lima and Callao)	25	2030
	1900	MHz (Rest of provinces)	25	2018	(7)
	3.5	GHz	50	2027
Uruguay	700	MHz	30	2037
	850	MHz	25	2044	(8)
	1900	MHz	20	2042/2044	(8')
	1900	MHz	40	2033
	2600	MHz	40	2045
	3.5	GHz (TDD)	100	2048
Venezuela	850	MHz	25	2027	(9)
	1900	MHz	50	2027	(9)
	1700	MHz/2100 MHz	20	2027	(9)
	2600	MHz	40	2029
	3.5	GHz	50	2026	(10)
(1) Covering 65% of the population.
(2) 10MHz sold in 2021 as a result of the ‘Subtel’ (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
(3) Only in Metropolitan Region.
(4) Spectrum licenses extended until September 2025.
(4') Spectrum licenses part of the UTE with Tigo Colombia.
(5) Renewed for 20 years.
(5') Concesion extended until February 2025. Pending final renewal conditions.
(6) Spectrum returned except in the Provinces of Lima and Callao
(6') Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.

(7) In process of renewal. Extension requested on May 30, 2016. According to the regulation, the license maintains its validity until the Ministry of Transport and Communications decides over the request presented.
(8) 25 MHz has been renewed for 20 years until 2044.
(8')10 MHz has been renewed for 20 years until 2044; 10 MHz has been renewed for 20 years until in 2042.
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